Form 20-F
period 2002-04-30
FUTUREMEDIA PLC
filed 2002-11-15
CIK 906476

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark  One)

[ ] REGISTRATION  STATEMENT  PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE  ACT  OF  1934
                                       OR

[X] ANNUAL  REPORT  PURSUANT  TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT  OF  1934

                    For the fiscal year ended April 30, 2002.

                                       OR

[ ] TRANSITION  REPORT  PURSUANT  TO  SECTION  13  OR  15(d)  OF THE SECURITIES
    EXCHANGE  ACT  OF  1934

        For the transition period from ______________ to _______________


                         Commission File Number 0-21978
                                                -------

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
             (Exact name of registrant as specified in its charter)

                                England and Wales
                 (Jurisdiction of incorporation or organization)

  MEDIA HOUSE, ARUNDEL ROAD, WALBERTON, ARUNDEL, WEST SUSSEX BN18 0QP, ENGLAND
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities  registered or to be registered pursuant to Section 12(g) of the Act:
American  Depositary  Shares  (each  representing  one  Ordinary  Share)
Ordinary  Shares  of  1  1/9  p  each
Redeemable  Warrants

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of period covered by the annual report:
29,648,374  Ordinary  Shares  of  1  1/9  p  each.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes  X       No
    ----        ----

Indicate by check mark which financial statement item the registrant has elected to follow:

Item  17         Item  18   X
          ----             ----

                                TABLE OF CONTENTS

EXPLANATORY  NOTE                                                         2

WARNINGS  REGARDING  FORWARD  LOOKING  STATEMENTS                         3

PART  I                                                                   4

ITEM  1.  IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT  AND  ADVISORS     4

ITEM  2.  OFFER  STATISTICS  AND  EXPECTED  TIMETABLE                     4

ITEM  3.  KEY  INFORMATION                                                4

ITEM  4.  INFORMATION  ON  THE  COMPANY                                  14

ITEM  5.  OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS              21

ITEM  6.  DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES                 31


ITEM  7.  MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS         38

ITEM  8.  FINANCIAL  INFORMATION                                         41

ITEM  9.  THE  OFFER  AND  LISTING                                       41

ITEM  10.  ADDITIONAL  INFORMATION                                       44

ITEM  11.  QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES ABOUT MARKET RISK 47

ITEM  12.  DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES  47

PART  II                                                                 48

ITEM  13.  DEFAULTS,  DIVIDEND  ARREARAGES  AND  DELINQUENCIES           48

ITEM  14.  MATERIAL  MODIFICATIONS  TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS                                              48

ITEM  15.  CONTROLS  AND  PROCEDURES                                     48

ITEM  16.  [RESERVED]                                                    48

PART  III                                                                49

ITEM  17.  FINANCIAL  STATEMENTS                                         49

ITEM  18.  FINANCIAL  STATEMENTS                                         49

ITEM  19.  EXHIBITS                                                      50

SIGNATURES AND CERTIFICATIONS                                            52

                                EXPLANATORY NOTE

As used herein, except as the context otherwise requires, the terms "Company" and "Futuremedia PLC" refer to Futuremedia Public Limited Company and its subsidiaries. The Company is organized under the laws of England and Wales. The Company's offices are located at Media House, Arundel Road, Walberton, Arundel, West Sussex BN18 0QP, England. The Company's telephone number is
011-44-1243-555000.  The  Company  does  not  have offices in the United States.

Except as the context otherwise requires, "Ordinary Shares" or "Shares" refers to the Ordinary Shares of 1 1/9 pence each of the Company.

The Company's American Depositary Shares ("ADSs") have traded since May 29, 1996, on the Nasdaq SmallCap Market under the symbol FMDAY. Each ADS represents the right to receive one Ordinary Share of the Company. ADSs are evidenced by American Depositary Receipts ("ADRs"). ADSs evidenced by ADRs are issued by the Bank of New York as Depositary (the "Depositary") of the Company's ADR facility in accordance with the terms of a deposit agreement between the Company and the Depositary.

The Company publishes its Consolidated Financial Statements expressed in United Kingdom ("UK") pounds sterling. Such financial statements are prepared in conformity with United States generally accepted accounting principles ("US GAAP"). In this document, references to "US dollars", "US$", "cents" or "$" are to United States ("US") currency and references to "pounds sterling", "sterling", "GBP", "pence" or "p" are to UK currency. Solely for convenience, this Report contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or any other rates. Unless otherwise indicated, the translation of pounds sterling into US dollars have been made at the rate of GBP1.00 = $1.4631, the Noon Buying Rate in New York City for cable transfers in pounds sterling as certified for customs purposes, by the Federal Reserve Bank of New York (the "Noon Buying Rate") on April 30, 2002. On November 14, 2002 the Noon Buying Rate was GBP 1=$1.5872. For information regarding rates of exchange between pounds sterling and US dollars from fiscal 1997 to the present see "Item 3 Selected Financial Data - Exchange Rates."

The Company's Fiscal year ends on April 30 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated.

References in this annual report to the "Companies Act" are to the Companies Act 1985, as amended, of Great Britain; references to the "EU" are to the European Union.

The Company furnishes the Depositary with annual reports containing audited consolidated financial statements and an opinion thereon by independent auditors. The Company also furnishes to the Depositary all notices to shareholders of the Company. The Depositary makes such notices, reports and communications available for inspection by record holders of ADRs and, at the Company's request and expense, the Depositary mails such notices and communications to all record holders of ADRs. Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and the Company as holders of ADRs.

Information contained on any of the Company's Internet websites, or any other websites referred to herein, does not constitute part of this report and is not incorporated by reference herein

                  WARNINGS REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Report and in the documents incorporated by reference are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In essence, forward-looking statements are predictions of future events. Although the Company would not make forward-looking statements unless it believed it had a reasonable basis for doing so, the Company cannot guarantee the accuracy of such statements and actual results may differ materially from those anticipated due to a number of uncertainties, many of which we are not aware of.

The Company has no plans to update its forward-looking statements. The Company's forward-looking statements are accurate only as of the date of this Report, or in the case of forward-looking statements in documents incorporated by reference, as of the date of those documents. The Company identifies forward-looking statements with the words "plans," "expects," "anticipates," "estimates," "will," "should" and similar expressions. Examples of the Company's forward-looking statements may include statements related to:

-    the  Company's  plans,  objectives,  expectations  and  intentions;

- the timing, availability, cost of development and functionality of products and solutions under development or recently introduced; and

- the anticipated growth rate of the market for Internet-based learning technologies and products in general and the Company's products and solutions in particular.

Factors that could cause or contribute to differences in the Company's future financial results include those discussed in the Risk Factors set forth in Item 3.D. below as well as those discussed elsewhere in this Report.

Based on its current operations and financial position, the Company anticipates that it will need to seek additional financing by the end of the third fiscal quarter of 2003. Management are considering a number of options which are explained in further detail in other sections of this Report (see "Recent Developments" in Item 4).

                                  PART I
                                  ------

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.
---------------------------------------------------------------
Not  Applicable

ITEM  2.  OFFER  STATISTICS AND EXPECTED TIMETABLE.ITEM
--------------------------------------------------

Not  Applicable

ITEM  3.  KEY  INFORMATION
--------------------------

A.  SELECTED  CONSOLIDATED  FINANCIAL  DATA.
-------------------------------------------

The selected consolidated financial data as of April 30, 2001 and 2002 and for the years ended April 30, 2000, 2001 and 2002 have been derived from the audited consolidated financial statements of the Company included elsewhere in this Report. The selected consolidated financial data as of April 30, 1998, 1999 and 2000, and for the years ended April 30, 1998 and 1999 have been derived from the audited consolidated financial statements of the Company, which are not included in this Report.

The information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Company's audited consolidated financial statements and notes thereto and the discussion thereof included herein.




Income Statement Data                        Years Ended April 30
                                ------------------------------------------------------
                                2002(1)   2002     2001     2000     1999     1998
                                -------   ----     ----     ----     ----     ----
                                        (in thousands, except per share data)
                                   $       GBP      GBP      GBP      GBP     GBP

Net Sales                        1,333      911      743      867    1,534   2,700

Operating loss  .               (2,967)  (2,028)  (3,812)  (2,672)  (1,060)   (777)

Loss before
income taxes                    (2,944)  (2,012)  (3,697)  (2,645)  (1,122)   (886)

Net loss                        (2,944)  (2,012)  (3,697)  (2,645)  (1,122)   (886)


Net loss per share - basic and
diluted                         (9.65)c  (6.60)p  (12.71)p (11.17)p  (5.77)p  (5.58)p
--------------------------------------------------------------------------------------




Balance Sheet Data                                                        At April 30,
                                              -------------------------------------------------------------------
                                               2002(1)      2002       2001        2000       1999        1998
                                              --------      ----       ----        ----       ----        ----
                                                             (in thousands except number of shares)
                                                   $         GBP        GBP         GBP        GBP         GBP

Cash and cash equivalents                         651         445       2,547       2,612        435         43

Total assets.                                   3,056       2,089       4,713       4,437      2,461      1,970

Total current liabilities                       2,227       1,522       2,208         845        366        722

Long-term debt and capital lease obligations        -           -         442         384        850        818

Net Assets                                        829         567       2,063       3,208      1,245        430

Shareholders' equity                            82998         567       2,063       3,208      1,245        430

Share Capital      .                              481         329         329         305        230        191

Number of Shares                           29,648,374  29,648,374  29,648,374  27,416,152 20,684,522 17,229,976
Shares to be issued   .                    10,346,979  10,346,979           -           -


(1) US dollar amounts have been translated solely for convenience at the Noon Buying Rate on April 30, 2002 of GBP1.00 = $1.4631.

EXCHANGE  RATES

The Company publishes its financial statements in Pounds Sterling. The majority of the Company's revenues are denominated in Pounds Sterling and U.S. dollars and the majority of the Company's expenses and debt are denominated in Pounds Sterling.

The following sets forth the exchange rate between the Company's financial reporting currency, the Pound Sterling, and the US dollar, using the Noon Buying Rate. Such rates are not used by the Company in the preparation of its Consolidated Financial Statements:

     (a) The exchange rate as of July 31, 2002, the end of the Company's first fiscal quarter, was GBP1=$1.5744, and at November 14, 2002 was GBP1=$1.5872.

     (b) The high and low exchange rates for each month during the previous six months expressed in US dollars per pound sterling were as follows:


         SEVEN MONTHS ENDED OCTOBER 31, 2002      HIGH       LOW
         -----------------------------------     -----     -----

         October, 2002                           1.5801  1.5475
         September, 2002                         1.5614  1.5413
         August, 2002                            1.5704  1.5210
         July, 2002                              1.5866  1.5234
         June, 2002                              1.5320  1.4600
         May, 2002                               1.4700  1.4528
         April, 2002                             1.4631  1.4257

     (c) For the five most recent fiscal years, the average rates for each period, calculated by using the average of the exchange rates on the last business day of each month during the period, were as follows:

          Year Ended April 30     Average

          1998                    1.6457
          1999                    1.6210
          2000                    1.6113
          2001                    1.4676
          2002                      1.4339


B.  CAPITALIZATION  AND  INDEBTEDNESS.
-------------------------------------

Not  Applicable


C.  REASONS  FOR  THE  OFFER  AND  USE  OF  PROCEEDS.
----------------------------------------------------

Not  Applicable


D.  RISK  FACTORS.
-----------------

This Report contains forward-looking statements, which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following Risk Factors and elsewhere in this Report.

     Financial  Condition  and  Liquidity;  Need  for  Additional  Financing

As of July 31, 2002 the Company had working capital deficit of GBP379,000 ($555,000). At November 14, 2002, the Company's cash resources and available borrowings are insufficient to fund the current level of operations for the next twelve months. As stated in the auditor's opinion to the financial statements, these factors raise substantial doubt about the Company's ability to continue as a going concern. Management believes that the steps taken to reduce its cost base during the latter part of the fiscal year ended April 30, 2002, together with the strong forward order book and active sales prospects it is pursuing, supported by the recruitment of new sales staff in October and November 2002, will enable the Company to return to eventual profitable trading, and therefore has prepared these financial statements on a going concern basis. The availability of bridging finance in anticipation of the sale of the Company's premises at Arundel Road, Walberton, West Sussex will provide funds to discharge the balance on the Loan Stock Agreement and further working capital. There is significant reliance therefore on the generating of funds through profitable trading. If the Company is unsuccessful in achieving its anticipated revenues in its third fiscal quarter of the current year, management recognises that there will be a need to secure additional funding through debt or equity capital before the end of the fiscal year to April 30, 2003.

There can be no assurance that the Company will be successful in implementing these plans. The Company's financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcaome of this uncertainty.

     Listing Maintenance Criteria for Nasdaq System; Disclosure Relating to Low-Priced Stocks

The Company's ADSs, as evidenced by ADRs, which in turn evidence the Company's Ordinary Shares, are currently traded on the Nasdaq SmallCap Market. No assurance can be given that an orderly trading market will be sustained in the future. Moreover, the National Association of Securities Dealers, Inc., (the "NASD") which administers Nasdaq, requires that, in order for a company's securities to continue to be listed on the Nasdaq SmallCap Market, the company must maintain either a minimum stockholder's equity $2,500,000, $35,000,000 in market capitalization or net income of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. The Company had stockholder's equity of $870,000 as of September 30, 2002, net loss for the financial year ended April 30, 2002 of $2,944,000 and a market capitalization of $3.8 million on September 30, 2002. In addition, continued inclusion requires that the Company maintain two registered and active market-makers. The failure to meet these listing maintenance criteria in the future may result in the de-listing of the Company's ADSs from the Nasdaq SmallCap Market. In such an event, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's Ordinary Shares.

In addition, in the event the Company's ADSs are delisted from the SmallCap Market, the Company's ADSs and Ordinary Shares may become subject to the "penny stock" rules of the United States Securities and Exchange Commission (the "Commission"). A "penny stock" is generally an equity security with a market price of less than $5 per share which is not quoted through the Nasdaq system or a national securities exchange in the US. Due to the risks involved in an investment in penny stocks, US securities laws and regulations impose certain requirements and limitations on broker/dealers who recommend penny stocks to persons other than their established customers and accredited investors, including making a special written suitability determination for the purchaser, providing purchasers with a disclosure schedule explaining the penny stock market and its risks and obtaining the purchaser's written agreement to the transaction prior to the sale. These requirements may limit the ability of broker/dealers to sell penny stocks. Also, because of these requirements and limitations, many broker/dealers may be unwilling to sell penny stocks at all. In the event the Company's Ordinary Shares become subject to the Commission's rules relating to penny stock, the trading market for the ADSs may be materially adversely affected.


     Dependence  on  Market  for  e-learning

Substantially all of the Company's revenues are directly or indirectly related to expenditures of large corporate businesses on emerging net-based learning technologies and associated services. These large businesses may be subject to significant fluctuations as a consequence of general economic conditions, industry patterns or other factors affecting such expenditures. Expenditures for products and services such as the Company's are directly affected by these fluctuations. The Company expects that its operations will continue to depend on these expenditures. Fluctuations, downturns or slowdowns in these large businesses could have a material adverse effect on the Company's business, financial condition and results of operations.

     New  Products  and  Technological  Change

The Company's business will be significantly impacted by technological changes and innovations. The market for the Company's products is characterized by rapidly changing technology, evolving industry standards and frequent introductions of new products. The Company has historically derived a significant portion of its revenues from the sale of new and enhanced products. The Company's future success will depend upon its ability to enhance its existing products and to develop and introduce, on a timely and cost-effective basis, new competitive products with features that meet changing customer requirements and address technological developments.

The Company's products could be rendered obsolete by new customer requirements or the emergence of new technologies. The failure of the Company to develop, manufacture and sell new products and product enhancements in quantities sufficient to offset a decline in revenues from existing products or to manage product and related inventory transitions successfully, would have a material adverse effect on the Company's business, financial condition and results of operations.

Because of the complexity of the Company's products, significant delays can occur between a product's initial introduction to the market and wide market acceptance. In addition, new products or enhancements may contain errors or performance problems when first introduced, when new versions are released or even after such products or enhancements have been used for a period of time. Despite testing by the Company, such defects may be discovered only after a product has been installed and used by customers. Such errors or performance problems could avoid detection in future shipments of the Company's products and result in expensive and time consuming design modifications, damaged customer relationships and a loss of market share.

As new products are introduced, the Company must attempt to monitor closely the range of its products to be replaced and to phase out their production and distribution in a controlled manner. There can be no assurance, however, that such product transitions will be executed without adversely affecting overall product sales or that the Company will be successful in identifying, developing, and marketing new products or enhancing its existing products.

The development of new products has required, and will continue to require, the Company to expend significant financial and management resources. The Company's business would be materially adversely affected if the Company were to incur delays in developing new products or enhancements or if such products or enhancements did not gain market acceptance. In addition, there can be no assurance that products or technologies developed by one or more of the Company's present or potential competitors could not render obsolete both present and future products of the Company.

     Limited  Product  Life

There is no assurance that the useful life of any product will be long enough to enable the Company to recover its development costs. In addition, sales of certain of the Company's products generally may tend to decline over time unless the products are enhanced or repackaged.

     Changing  Customer  Preferences

Customer preferences for instructional programs, entertainment and other software products are continually changing. There can be no assurance that the Company's products will receive and/or maintain substantial market acceptance. Changes in customer preferences could adversely affect levels of market acceptance of the Company's products and its operating results.

     Competition

The net-based learning business is new and rapidly evolving with a growing number of competitors and subject to rapid technological change. The Company currently competes both with smaller UK based companies as well as larger multinational firms in the development and implementation of net-based learning products. Many of these competitors are more established, better capitalized and have a larger market position than the Company.

In addition, these competitors may have the ability to respond more quickly to new or emerging technologies, may adapt more quickly to changes in customer requirements and may devote greater resources to the development, promotion and sale of their products and services than the Company. The Company may also be operating at a cost disadvantage compared to competitors who have greater direct buying power from suppliers or who have lower cost structures.

     Early  Stage  of  Market  Development

The markets for most of the Company's products are at a relatively early stage of development and customer acceptance. Broader acceptance of the Company's products will be dependent upon customer and end-user reaction to those products and the price and performance of the Company's and its competitors' products. The Company believes that the development of these markets will be, in part, dependent on the success of the Company's efforts to inform and demonstrate to its customers the perceived efficacy of the Company's products. These markets may never develop further and the Company's products may not achieve broader market acceptance.

Reliance  on  Corporate  Customers;  Lengthy  Sales  Cycle

A substantial portion of the Company's revenues is derived from sales of its products and services to large corporate customers who use the Company's products on their own network infrastructure. These customers demand highly reliable products and often require up to several months to evaluate and test the effectiveness of Company's products before deciding whether to committing to purchase. Such evaluations are commonly based on the provision by the Company of demonstration material based on existing solutions produced for other customers and frequently require significant pre-sales activity.

If a corporate customer decides to purchase the Company's products, the sales volume of these products will be significantly dependent upon the timing and effectiveness of the efforts of that customer in incorporating the Company's products into the customer's infrastructure. Some of the Company's customers may also source third party e-learning content products that compete with the Company's products. These customers could give higher priority to the use of competing products. Some of the Company's customers do not have exclusive or long-term purchase obligations with the Company. The failure of customers to decide to purchase the Company's products after the Company expends significant marketing resources and the possibility that customers may source third party competing products could each have a material adverse impact on the Company's business, financial condition and results of operations.

Reliance  on  Significant  Customers

For the fiscal year ended April 30, 2002, the Company's two largest customers together represented approximately 78% of gross sales of the Company. The loss of either of these major customers could have a material adverse effect on the Company's business.


     Overseas  Customers
                                        9

Some of the Company's products are supplied to customers located outside the UK. Action for the recovery of debts from these customers may prove more difficult and more expensive, if it is possible at all, than from customers located within the jurisdiction of English courts. In addition, claims against the Company may be brought in overseas courts, and may prove more costly or difficult to defend than claims brought in English courts.

     Dependence  on  Limited  Sources  of  Supply

The Company relies on one or only a limited number of suppliers for certain key software components, hosting services and e-learning content. These suppliers are located in various countries. As a result, the Company's relationships with these suppliers are subject to political, legal, economic and other uncertainties, in addition to general risks associated with reliance on limited sources of supply. A change of control of a supplier could also adversely affect the Company's ability to obtain supplies and provide continuity of service on the same or other favorable terms, if at all. The Company does not have long-term purchasing arrangements with all of its suppliers. Obtaining an alternative source of supply of critical software components, hosting services and e-learning content could involve significant delays and other costs, may not be available to the Company on reasonable terms, if at all, and may have a material adverse effect on the Company's business, financial condition and results of operations. The failure of a software component supplier, service provider or e-learning content provider to provide acceptable quality and timely updates and/or support at an acceptable price, or an interruption of supplies, hosting services or support from such a supplier or provider as a result of a fire, natural calamity, strike or other significant event could materially and adversely affect the Company's business, financial condition and results of operations.

     Dependence  on  Outside  Contractors

The Company has limited in-house content production capabilities and relies on subcontractors for the majority of its bespoke content production. Reliance on outside contractors reduces the Company's control over quality and delivery schedules. The ability of the Company to provide its customers with products on a timely basis depends, in part, on the ability of the contractors to deliver such products to the Company on a timely basis. Any interruption in or termination of these supplies, a material change in the purchase terms, including pricing or a reduction in their quality or reliability, could have a material adverse effect on the Company's business, financial condition and results of operations.

     Dependence  on  Partnerships

Some of the Company's products are built on a model that seeks to bring together the best available content, technology and services from the best in class vendors. A significant proportion of the Company's proposition is therefore based on the strength of its partnership relations and the Company cannot guarantee that it will be able to maintain the required ongoing relationships with its partners.


     Absence  of  Patent  Protection

The Company's ability to compete successfully will depend on (i) its ability to protect its proprietary technology, and (ii) the ability of the Company's suppliers to protect the technology of the products distributed by the Company on their behalf. The Company has no patents with respect to its product design or production processes.

In choosing not to seek patent protection, the Company instead has relied on the complexity of its technology, its trade secret protection policies, common law trade secret laws, copyrights, and confidentiality and/or license agreements entered into with its employees, suppliers, sales agents, customers and potential customers.

As a part of its trade secret protection policies, the Company tries to limit access to, and distribution of, its software, related documentation and other proprietary information. There can be no assurance that such strategy will prevent or deter others from using the Company's products to develop equivalent or superior products or technology, or from doing so independently.

Further, there can be no assurance that the Company will seek or obtain patent protection for future technological developments or that any patents that may be granted in the future would be enforceable or would provide the Company with meaningful protection from competitors.

Moreover, litigation by the Company to enforce or defend its proprietary rights could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation results in a favorable outcome for the Company. In order to avoid such expense or diversion of resources, the Company could agree to enter into a license agreement or other settlement arrangement, notwithstanding the Company's continuing belief in its position.

In addition, there can be no assurance that the Company's products do not, and that its proposed products will not, infringe any patents or rights of others. If a patent infringement claim is asserted against the Company, whether or not the Company is successful in defending such claim, the defense of such claim may be very costly.

While the Company is unable to predict what costs, if any, would be incurred if the Company were obliged to devote substantial financial or management resources to patent litigation, its ability to fund its operations and to pursue its business goals may be substantially impaired.

     Dependence  on  Licensing  Arrangements

In addition to its internally generated products, the Company markets, as a distributor, a number of products under license from several suppliers and under varying terms of exclusivity and tenure. While management is confident that such licensing arrangements will continue and, if considered in the Company's best interest, will be renewed, there can be no assurance that licenses will be extended on terms satisfactory to the Company, if at all. While the Company believes that the failure to extend licensing arrangements with respect to one or a small number of products would not substantially affect the Company, the failure to renew a significant number of the present licenses could have an adverse effect on the future profitability of the Company.

     Seasonality  and  Product  Shortages

The demand for the Company's products is generally expected to be stronger in the second half of the fiscal year (which ends on April 30) and weaker in the first half due to seasonal buying patterns in the UK and the rest of Europe.

     Foreign  Trade  Regulations

While the Company sells non-UK-produced products, it generally purchases them from EU subsidiaries of foreign suppliers. The Company's ability to remain competitive with respect to the pricing of the imported components could be adversely affected by increases in tariffs or duties, currency fluctuations, changes in trade treaties, strikes in air or sea transportation, and possible future European legislation with respect to pricing and import quotas on products from non-EU countries. The Company's ability to be competitive in or with the sales of imported components also could be affected by other governmental actions related to, among other things, anti-dumping legislation and international currency fluctuations.

     Absence  of  Dividends

The Company has not paid cash dividends during its history with the exception of a dividend paid in 1990. It is unlikely that the Company will declare or pay cash dividends in the foreseeable future. The Company intends to retain earnings, if any, to expand its business operations.

     Continued  Control  By  Existing  Shareholders

The present directors of the Company and their affiliates beneficially own approximately 33% of the Company's outstanding capital shares (excluding outstanding warrants and options) and, accordingly, they will be in a position to influence the election of the Company's directors and direct its affairs.

     Changes  in  Exchange  Rates

A majority of the Company's revenues to date have been received in pounds sterling and the Company maintains its financial statements in pounds sterling. However, revenues and proceeds of funding activities are sometimes received in US dollars, Euro and other European currencies, which are translated into pounds sterling as the Company's functional currency. Fluctuations in the value of the pound sterling against the euro and other European currencies have caused, and are likely to cause, amounts translated into pounds sterling to fluctuate in comparison with previous periods. The Company currently does not engage in any hedging transactions that might have the effect of minimizing the consequences of currency exchange fluctuations. Such fluctuations may adversely affect the Company's results of operations.

     Risks  of  Possible  Future  Acquisitions

The Company may pursue potential acquisitions of businesses, products or technologies that could complement or expand the Company's business. If the Company identifies an acquisition candidate, the Company cannot assure that the Company would be able to integrate such acquired businesses, products or technologies into the Company's existing business and products. The negotiation of potential acquisitions as well as the integration of an acquired business could cause diversion of management's time and resources. Any potential acquisition, whether or not consummated, could have a material adverse effect on the Company's business, financial condition and results of operations. If the Company consummates one or more significant acquisitions in which consideration consists of Ordinary Shares, stockholders of the Company could suffer significant dilution of their interests in the Company. In addition, the Company could incur or assume substantial debt in connection with an acquisition. Such debt could adversely affect the Company's ability to obtain financing for working capital or other purposes, make the Company more vulnerable to economic downturns and competitive pressures and have a material adverse effect on the Company's business, financial condition and results of operations.

     Possible  Issuance  of  Additional  Shares

The Company presently has outstanding options and warrants, pursuant to which an aggregate of 7,486,846 Ordinary Shares may be issued upon exercise thereof. The issuance of any additional Ordinary Shares, whether upon the exercise of derivative securities, including options and/or warrants, in connection with a financing or otherwise, including additional Ordinary Shares issuable as a consequence of any anti-dilution provisions set forth in the instruments evidencing such derivative securities, would reduce the proportionate ownership and voting power of then-existing Shareholders.

     Risks  Associated  with  Incorporation  in  England  and  Wales

The Company is incorporated under English law. The rights of holders of the Shares are largely governed by English law, including the Companies Act 1985, and by the Company's Memorandum and Articles of Association. These rights differ in certain respects from the rights of shareholders in typical US corporations. Although certain provisions of English law resemble various provisions of the corporation laws of the United States and other European countries, principles of law relating to such matters as the fiduciary duties of management and the rights of the Company's stockholders may differ from those that would apply if the Company were incorporated in another country. In addition, English employment law imposes substantial severance obligations on companies.

     Service  and  Enforcement  of  Legal  Process

All of the Company's assets are located in the United Kingdom. Most of the Company's executive officers and directors, and certain of the experts named herein are not residents of the United States, and all or substantial portions of the assets of such persons are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons or to enforce against such persons or the Company any judgments of United States courts predicated upon the civil liability provisions of the securities or other laws of the United States.

     Volatility  of  Stock  Price

The market price for the Ordinary Shares has been and may continue to be highly volatile. Factors such as the announcement of technological innovations or new products by the Company or its competitors, variations in anticipated or actual operating results, market conditions and general economic conditions may have a significant impact on the market price of the Ordinary Shares.

ITEM  4.  INFORMATION  ON  THE COMPANY
---------------------------------------


A.  HISTORY  AND  DEVELOPMENT  OF  THE  COMPANY.
-----------------------------------------------

The legal and commercial name of the Company is "Futuremedia Public Limited Company" or "Futuremedia PLC".

The Company was incorporated in England and Wales as a private limited company in 1982.

The Company is domiciled in England and Wales. It is incorporated in and under the legislation of England and Wales. The address of the Company's registered office is Media House, Arundel Road, Walberton, Arundel, West Sussex, BN18 0QP, England and the telephone number of the Company's registered office is 00-44-1243-555000.

The Company provides e-learning solutions to the corporate market. The main elements of the services provided by the company are; (i) the development and distribution of its web-based Learning Management System, "Solstra "; (ii) the development and distribution of its complete e-learning solution, "easycando ";
(iii) project management and instructional design of e-learning content; (iv) aggregation, brokerage and distribution of leading e-learning content and applications technologies from leading third party vendors; and (v) consulting and other professional services to support the development and the successful implementation of e-learning solutions.

Following its pioneering of interactive laserdisc technology, the Company re-registered as an English public limited company and completed its initial public offering on Nasdaq in 1993. During the period 1993 to 1996, the Company expanded into Germany, the Netherlands and the US, but withdrew from these markets in 1997 and 1998, choosing to concentrate its management focus on the UK home market and the development of new Internet-enabled solutions.

Recognizing the potential impact on the learning market of the developments being made in Intranet and Internet environments, the Company commenced the development of Solstra in 1997 with BT Group PLC ("BT"), launching the first version of the product in February 1998. In March 2000, the Company launched easycando, its Internet learning portal.

Since April 30, 1999, the Company has invested in capital expenditure totaling GBP338,000 ($495,000) for edit suite equipment (since disposed), upgrades to its accounting system, network servers, backup system, power supplies, internal telephone system and fire alarm systems together with the routine upgrading and provision of desktop and laptop computers and accessories as required. During the year ended April 30, 2002, investments in capital expenditure used GBP137,000 ($200,000) of cash. The Company continues to outsource a portion of its production activity and consequently the equipment now used comprises network hardware, fiber optic cabling, desktop personal computers, laptops and servers required to support the ongoing business. Where appropriate, the Company owns its capital equipment, and it endeavors to maintain a program of upgrading to ensure the cost-effective provision of desktop and laptop tools to its employees. All equipment acquired for this purpose is industry-standard. For servers to support its Internet portal business, the Company constantly reviews the buy/lease options available and has in the past considered leasing the most cost-effective option and has therefore contracted with third parties to provide these items, though it does not rule out the possibility of purchasing such items outright in the future. This equipment is typically located in secure co-location sites. During fiscal 2000, the Company invested GBP71,000 in capital expenditure, in fiscal 2001 it invested a further GBP130,000 and in the fiscal year ended April 30, 2002, it invested a further GBP137,000 ($200,000).

The Company intends to continue to invest in computer and other equipment to support its business, but as of November 14, 2002, does not have any principle capital expenditures in progress. The Company's premises at Arundel Road, West Sussex, are currently being offered for sale in order that the proceeds of sale may be used to enable the repayment of the Loan Stock Agreement and will also provide additional working capital. The sale will also facilitate the relocation of the business to an area where there is better access to local transport links and to skilled resource pools. This relocation will result in the incurrence of rental expense for the leasing of approximately 4,000 square feet of suitable accommodation at commercial rates.

RECENT  DEVELOPMENTS

In March 2002, the Company acquired the assets of Palm Teach Limited, a small learning content production company, in a stock transaction at a net value of GBP53,000 ($78,000). The three staff formerly employed were transferred to the Company, securing their skills in the analysis of learning requirement, course design and project management of bespoke software development activities.

Subsequent to the year end, in May 2002, the Company completed the acquisition of C2W limited, a small UK based consultancy company specializing in resource management, in a stock transaction at a net value of GBP29,000 ($45,000), though the three personnel associated with that company had been employed by the Company since the beginning of April 2002. It is anticipated that the acquisition will greatly assist the growth of the Company's knowledge management capabilities, leveraging the contacts C2W has in the resource, environmental and property sectors.

In April 2002, the Company had contracted with another private UK investor for the issue of a total of 7,646,154 Ordinary shares at a price of $0.065 per Ordinary share for a total purchase price of GBP350,000 ($497,000), payable by installments by the end of September 2002. In September 2002, it became apparent that the GBP350,000 would not be fully paid, but that only some GBP90,000 would be provided by the original source. Alternative investors were sought and found for the remaining GBP260,000 ($380,000) during October 2002. As at November 14, 2002, GBP224,000 of the GBP260,000 had been received, with the balance due before the end of November 2002.

In October 2002, the Company completed a new investment round from existing investors, raising a further GBP150,000 ($230,000), represented by the issuance of a further 2.7 million (approximately) shares at a price of $0.085 per share, at market rate.

Also in October 2002, the Company sought and was offered in principle a bridging loan facility in order that it could repay the balance under the Loan Stock Agreement 2002, which fell due for repayment on the 28th July 2002. The loan was not repaid on the due date due to a lack of available funds, but the loan stockholder agreed to defer repayment until the Company had either sold its premises, or secured additional financing to enable it to do so. Under the contractual terms of the Loan Stock Agreement, 2002, interest is payable at 20% per annum beyond the contractual settlement date. It is anticipated that the necessary paperwork associated with the new bridging loan facility will be completed by mid November 2002, at which time the current loan will be repaid. The basic interest rate of the new facility under consideration will be 16.5% per annum. The bridging loan will be secured by way of a charge on the premises, and is due for repayment after twelve months.

The Company's premises at Arundel Road, West Sussex, are currently being offered for sale in order that the proceeds of sale may be used to enable the repayment of the Loan Stock Agreement and also provide additional working capital. The sale will also facilitate the relocation of the business to an area where there is better access to local transport links and to skilled resource pools.

B.  BUSINESS  OVERVIEW.
----------------------

THE  INTERACTIVE  LEARNING  AND  COMMUNICATIONS  INDUSTRY

e-Learning is the emerging industry term for Internet-enabled and technology distributed education and training. The key components of e-Learning are content, technology and services.

e-Learning content ranges from basic Hyper Text Markup Language ("HTML") pages and documents to fully interactive events and simulations. It includes bespoke content development and off the shelf courseware. There is currently a major drive to web-enable existing content from various formats such as Instructor led classes, paper based materials, CD ROM's, and existing intellectual assets.

e-Learning technologies have emerged to enable the creation, distribution, tracking and administration of training and learning content. e-Learning technologies also encompass compelling collaborative tools. The core piece of e-Learning infrastructure is known as the learning management system ("LMS"). The LMS supports and delivers the e-Learning content and can incorporate assessment and competency frameworks. The LMS provides the ability to track, manage and report on learning activity and it can integrate with other enterprise systems such as Enterprise Resource Planning ("ERP") and Human Resources applications.

The Internet allows many exciting forms of communication and e-Learning facilitates multiple forms of collaboration between peers, instructors, mentors and experts. Collaboration can be self-paced using threaded discussion capabilities and email, or they can be real-time using the live web-based delivery of events and collaborative learning provided by leading suppliers of such technology.

e-Learning services are available to support and improve the effectiveness of e-Learning. Consulting services serve to understand learning requirements, to prepare e-Learning strategies and to ensure successful implementation. Content development services are available to convert legacy content for optimal delivery over the Internet. Hosting services are available to reduce the technological hurdles to e-Learning. Service providers can host technology and content on an ASP model, removing any hardware or software requirements for the organization.

THE  COMPANY'S  PRODUCTS

     The  Business  Setting

The e-Learning market has established itself as a major segment of the overall learning and training market.

According to the International Data Corporation, as stated in their "European Corporate e-Learning Market Forecast and Analysis 2001-2002" published in 2002, the total spend by West European Corporations on e-Learning is expected to grow from $409 million in 2001 to $3,246 million in 2006. The majority - 52% - of this spend will be on e-Learning content, while 32% will be on related services and the remaining 16% on e-Learning infrastructure.


     The  e-Learning  Setting

The Company has continued to expand its products and service range and is now marketing and selling a complete e-learning solution including consulting, e-learning content production, content brokerage of published e-learning content, software integration services, hosting and management of e-learning systems.
The main objective underpinning the increased product and service range is to allow the Company to provide customers with a complete solution to selected business issues, and to increase the total amount of revenue and profit derived from the customer.
Following the acquisitions in March and May 2002, in order to recognize and manage the increased range of products and services the Company has re-organized
itself  with  effect  from  May  1,  2002  into   three  business  activities:

1. Futuremedia Professional Services (FMPS) provides consulting services for clients to develop e-learning strategies and solutions, conduct learning needs analysis and migration plans from existing learning delivery method to e-learning. FMPS was established around the acquisition of C2W Limited in May 2002.

2. Futuremedia Content Studio (FMCS) designs and builds customized e-learning content to address client business needs such as knowledge transfer to support the launch of a new product, deliver and track training to comply with regulatory requirements. FMCS was established around the asset purchase of PalmTeach Limited in March 2002.

3. To provide the total resource and support to those clients to whom the Company is providing a complete e-learning solution based upon its Learning Management System, a combination of Futuremedia Content Brokerage (FMCB), which operates as a reseller for our library of over 4,000 titles of generic e-learning content from companies such as SkillSoft, SmartForce, NETg, and Intellexis International; Futuremedia Software Services (FMSS) which develops and supports our learning management system (Solstra) and provides software integration services to customers andFuturemedia Service Delivery (FMSD), which provides project management, hosting and support services to our customers for all e-learning solutions hosted and managed by the Company.

The Company is promoting and selling the increased product and service range both as a complete solution as well as independent modules.

NEW  PRODUCTS  AND  TECHNOLOGICAL  CHANGES

The markets for the Company's products and services are highly competitive and subject to rapid change. The Company's success will depend upon its ability to enhance its existing products and services and to introduce new competitive products with features that continue to meet customer requirements and differentiate it from its competitors. The challenges of a competitive market will be addressed to a significant extent by the partnership approach adopted by the Company.

A significant portion of the Company's business is built on an aggregation model that continually attempts to bring to the solution the best available content, technology and services from the best in class vendors. There is associated risk in this strategy, as a significant proportion of the Company's proposition is based on the strength of its partnership structure, and the Company cannot guarantee that it will be able to maintain the required ongoing relationship with its partners.

As new products are introduced, the Company must attempt to monitor closely the range of its products to be replaced and to phase out their production and distribution in a controlled manner. There can be no assurance, however, that there will be sufficient financial resources available for this purpose or that such product transitions will be executed without adversely affecting overall product sales or that the Company will be successful in identifying, developing, and marketing new products or in enhancing its existing products.

The Company continues to invest in the production of the Company's own products, predominantly for business-to-business markets.

The Company will continue to address key business to business markets including corporates and government. The corporate market has been segmented vertically based on a number of market filters. Target vertical markets include pharmaceutical, manufacturing and financial services.

In terms of geographic market scope, the direct sales effort of the Company focuses on the UK and Europe. The Company is attempting to recruit re-sellers to support greater business development across Europe, the US and the rest of the world. The Company is also committed to broader global penetration through existing customers and positioning in specific niche markets.

The Company will seek to leverage partnership agreements into co-marketing opportunities wherever possible. This will be particularly appropriate where the Company provides a re-seller function for its network of content and applications providers under the easycando solution.

As of November 14, 2002, the Company employed three sales and marketing people out of a total of 20 employees.

LICENSE  AGREEMENTS

In addition to its internally generated products, the Company markets, as a distributor, a number of products under license from several suppliers and under varying terms of exclusivity and tenure. While management is confident that such licensing arrangements will continue and, if considered in the Company's best interest, will be renewed, there can be no assurance that licenses will be extended on terms satisfactory to the Company, if at all. While the Company believes that the failure to extend licensing arrangements with respect to one or a small number of products would not substantially affect the Company, the failure to renew a significant number of the present licenses could have an adverse effect on the future profitability of the Company.

REVENUE  STREAMS

During fiscal 2002, the Company derived approximately 5% of its gross revenues from its interactive production capability and approximately 95% of its gross revenues from product and services sales in the UK, the rest of Europe and the US.

The Company's revenues from its operations analyzed by geographic region were as follows:


                               Year Ended April 30,
                  ------------------------------------------
                           2002          2001       2000
                  ------------------- --------- ------------
                          (GBP        (GBP       (GBP
                  ($000)  000)   %    000)   %   000)   %

United Kingdom     1,242  849   93.2  491   66.1  592   68.3
Rest of Europe         5    3    0.3  149   20.0   57    6.6
Rest of the World     86   59    6.5  103   13.9  218   25.1
                   ----- ----- ----- ----- ----- ----- -----
TOTALS             1,333  911  100.0  743  100.0  867  100.0
                   ----- ----- ----- ----- ----- ----- -----

The Rest of the World consists predominantly of sales to the US. Certain orders placed by UK companies have been for products that will be used globally.


SEASONALITY

The demand for the Company's products is generally expected to be stronger in the second half of the fiscal year (which ends on April 30) and weaker in the first half due to seasonal buying patterns in the UK and the rest of Europe.

CUSTOMERS  AND  SUPPLIERS

The Company markets its products primarily to commercial end users in a diverse and growing range of industries, including financial institutions, fast-moving consumer goods manufacturers, automobile companies and manufacturing, commercial and service organizations, mainly through its direct sales force. The Company provides technical assistance and support to purchasers of its products. The technical assistance involves providing answers to questions ranging from specifications and installation to availability of supporting software. In fiscal 2002, the Company's two largest customers accounted for 69% and 9% of the Company's revenues, respectively, representing an aggregate of 78% of revenues (compared to 20% and 20% for an aggregate of 40% in fiscal 2001 and 30% and 21% for an aggregate of 51% in 2000).

The sales process for the Company's products usually involves a team drawn from sales, marketing, engineering and senior management to provide planning and product customization and to assure open communications and support throughout the selling process and after a sale is made. The Company's marketing activities include participation in trade shows, publication of articles in trade journals, participation in industry forums and distribution of sales literature.

The Company provides support for its products through its own support staff operating out of the Company's office in the UK.
The Company has entered into contracts in the normal course of its business with certain of its customers and suppliers, on some of which its financial results are materially dependent. The Company believes that it has complied and continues to comply in all material respects with the terms, and that it has performed and continued to perform its obligations in respect, of all such contracts.

COMPETITION

e-learning is a nascent market that has exhibited a huge growth in market entrants as a result of low perceived barriers to entry. Although the competitive landscape remains fragmented there are clear signs of consolidation. Market leadership is still not clearly defined, but significant merger and acquisition activity is occurring and several vendors are beginning to build prominent brands and market share.

Developments in the market since April 30, 2000 have clearly demonstrated the limited viability of the business to consumer e-learning opportunity at this time. The Company remains wholly focused on the business to business opportunity and therefore competition specific to this sphere is a critical concern.

Leading e-Learning companies include SmartForce, Skillsoft, NETg, Docent and Saba Software. Major consulting companies such as PricewaterhouseCoopers,

Accenture and KPMG are developing and integrating major e-learning solutions and some are creating separate branded initiatives, e.g. Ernst & Young (Intellinex). Global technology companies such as IBM and Hewlett-Packard are moving into e-learning from a major customer base in classroom based training. ERP vendors are adding learning management system modules to their overall solutions. Content companies such as major publishers are developing e-learning strategies, and will bring significant resources to this arena. These companies tend to be more established, better capitalized and have a larger market position than the Company. Because such companies have greater financial and marketing resources than the Company, as well as substantially larger research and development facilities, they represent significant competition to the Company. Many of these companies at present focus mainly on the US marketplace, but some are beginning to build a European and global presence, with varying degrees of success.

The Company plans to differentiate itself by building on its existing presence and proven record in specific vertical markets, and by developing a detailed understanding of the business conditions and technology environment in those industries. The Company also plans to broaden its product and service range to address specific markets, for example industry specific content aggregation and technology integration to meet industry compliance requirements. The Company expects that its emphasis on a complete solution, incorporating technology, content and services will mitigate the risk associated with focus solely on one segment of the e-learning market, such as technology.

In addition, the Company sells foreign-produced products, which are generally purchased from EU subsidiaries of foreign suppliers. The ability to remain competitive with respect to the pricing of the imported components could be adversely affected by increases in tariffs or duties, changes in trade treaties, strikes in air or sea transportation, and possible future European legislation with respect to pricing and import quotas on products from non-EU countries. The Company's ability to be competitive in, or with, the sales of imported components could also be adversely affected by other government actions related to, among other things, anti-dumping legislation and international currency fluctuations. While the Company does not believe that such factors adversely impact its business at present, there can be no assurance that such factors will not materially adversely affect the Company in the future.

INTELLECTUAL  PROPERTY

The Company's ability to compete successfully will depend on its ability to protect its proprietary technology, and on the ability of the Company's suppliers to protect the technology of the products distributed by the Company on their behalf. Although the Company believes that its technology is proprietary, the Company has no patents with respect to its product design or production processes.

In choosing not to seek patent protection, the Company instead has relied on the complexity of its technology, its trade secret protection policies, common law trade secret laws, copyrights, and confidentiality and/or license agreements entered into with its employees, suppliers, sales agents, customers and potential customers. As part of its trade secret protection policies, the Company limits access to, and distribution of, its software, related documentation and other proprietary information. There can be no assurance, however, that such a strategy will prevent or deter others from using the Company's products to develop equivalent or superior products or technology, or from doing so independently. Further, there can be no assurance that the Company will seek or obtain patent protection for future technological developments, nor that any patents that may be granted in the future would be enforceable or would provide the Company with meaningful protection from competitors.

The "Solstra" trade name is a registered trademark owned by BT and licensed to the Company. The Company and BT have jointly registered the solstra.com domain name on the World Wide Web. The Company has registered the futuremedia.co.uk and easycando.com domain names on the World Wide Web.

The Company has licenses to certain software on a normal commercial basis. It uses this software variously for its normal business purposes and for product development. Certain elements of the Company's products are dependant on such licenses. The Company believes that it has complied and continues to comply in all material respects with the terms of all such licenses.


C.  ORGANIZATIONAL  STRUCTURE.
-----------------------------

The Company is the principal operating business of the group. It also has the following wholly-owned subsidiaries:

                   NAME                              COUNTRY  OF  INCORPORATION
                   ----                              --------------------------
                   Lasermedia  UK  Ltd               England
                   Lasermedia  International  Ltd.   England
                   Futuremedia  Interactive  Ltd.    England
                   Futuremedia  America  Inc.        United  States
                   Easycando.com  Ltd.               England
                   Futuremedia  (BVI)  Ltd             British  Virgin  Islands


D.  PROPERTY,  PLANT  AND  EQUIPMENT.
------------------------------------

The Company's main office is located in Arundel, West Sussex, England, and consists of approximately 7,000 square feet of office space located on approximately six acres of land. The Company owns the freehold of the property, which is subject to a charge associated with the Loan Stock Agreement which matured in July, 2002. The property is currently being offered for sale and carries, for commercial and/or residential use, approval from the appropriate planning authorities for an extension of the offices of approximately 5,800 square feet, which is valid for construction to begin at any time through September 2003, and the conversion of the main premises into four separate residential properties, valid until December 2006.

ITEM  5.  OPERATING AND FINANCIAL  REVIEW  AND  PROSPECTS
---------------------------------------------------------

The following Operating and Financial Review and Prospects contains forward-looking statements, which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under ''Risk Factors'' in Item 3.D. and elsewhere in this Report.

A.  OPERATING  RESULTS.
----------------------

OVERVIEW

For the fiscal years ended April 30, 2000, 2001 and 2002, the Company reported net losses of GBP2,645,000, GBP3,697,000 and GBP2,012,000 ($2,944,000),
respectively, on revenues of GBP867,000, GBP743,000 and GBP911,000 ($1,333,000), respectively. As a consequence of the Company's operating results, the Company has encountered significant cash constraints on its operations for most of fiscal years 2000, 2001 and 2002. Since April 30, 2002, the Company has continued to sustain trading losses, with a consequent impact on its cash position.

2002  COMPARED  WITH  2001

Revenues

The Company achieved sales of GBP911,000 ($1,333,000) in the year ended April 30, 2002 an increase of 22% when compared to GBP743,000 in the previous year. The improvement in revenues has resulted from the successful transition away from CD-Rom based product sales following implementation of the Company's strategy to focus on the provision of internet-based solutions. The success of this strategy is demonstrated by the fact that in 2002 95% of the total revenues came from the provision of e-learning products and services compared with 59% in 2001. At April 30, 2002, the Company had a backlog of customer orders of approximately GBP1,122,000 ($1,642,000), compared with GBP1,429,000 at April 30, 2001, the 2001 number being higher as a result of the inclusion of the major Consignia order covering a period of two years, which is therefore not renewable until March 2003.

Cost  of  Sales

The Company's cost of sales as a percentage of revenues decreased to 169% in 2002 from 241% in 2001. The decrease in percentage for the current year reflects not only the increase in revenues but also the reduction in actual costs year on year of 14% resulting from management's implementation of an aggressive cost reduction policy in the latter half of fiscal year 2002.

Gross  Loss

Gross loss as a percentage of revenues improved from (141)% in 2001 to (69)% in 2002. Cost of sales includes a significant element of cost which may be regarded as fixed by nature, since it represents the cost of permanent staff whose function is to provide the resources necessary to ensure the availability and effectiveness of the services offered by the Company to its customers. The reduction to a degree of these fixed costs as a result of the Company's cost reduction plans, together with increased revenues, has resulted in the reduced Gross Margin percentage loss.

Operating  Expenses

Operating expenses reduced by 49% to approximately GBP1.4 million ($2.1 million), or 154% of total revenues in 2002 from approximately GBP2.8 million or 372% of total revenues in 2001. The decrease in actual expenditure in 2002 results from management's cost reduction policies implemented during the year, mainly as a result of reductions in staff made in April/May 2001 and again in November 2001, and the closure of the office in London resulting in a substantial reduction in facilities expense.

Interest  Income  and  Expense

Net interest income for 2002 was GBP3,000 ($5,000) compared to GBP84,000 in 2001, as a result of the reduction of the amount of cash available for investment.


Foreign  Currency  Gains/Losses

Financial gains from exchange rate movements amounted to GBP13,000 ($19,000) in 2002 compared with a gain of GBP31,000 in 2001. Gains arose primarily from the marginal strengthening of the GBP sterling against the US$ throughout the fiscal year, which was lower than the previous year.

Income  Tax  Expense

There was no tax charge in 2002 and in 2001. The Company possesses significant tax losses in the UK that are available for offset against future profits without limit of time. At April 30, 2002, potential deferred tax assets amounted to GBP4,142,000 ($6,060,000), of which GBPnil ($nil) was recognized, compared to GBP3,592,000 of which GBPnil was recognized.


2001  COMPARED  WITH  2000

Revenues

The  Company  achieved  sales of GBP743,000 ($1,069,000) in the year ended April
30, 2001 a reduction of 14% when compared to GBP867,000 in the previous year. The lower revenues have resulted from the continued decline in the CD-Rom based delivery medium, underpinning the Company's strategy to move away from that business and to re-focus the business onto Internet-based solutions. The new business strategy is subject to different revenue recognition rules whereby revenues are booked over the relevant subscription period. As a consequence there was a significant increase in order backlog, most of which the Company expects to recognize as revenue over an extended period of time. At April 30, 2001, the Company had a backlog of customer orders of approximately GBP1,429,000 ($2,056,000), compared with GBP149,000 at April 30, 2000.

Cost  of  Sales

The Company's cost of sales as a percentage of revenues increased to 241% in 2001, from 205% in 2000. The increase in percentage for the current year reflects the reduction in revenues, since the major part of the Company's cost of sales in 2001 were personnel related.

Gross  Loss

Gross loss as a percentage of revenues increased from (105)% in 2000 to (141)% in 2001, due primarily to the reduced revenues.

Operating  Expenses

Operating expenses increased by 57% to approximately GBP2.8 million ($4.0 million), or 372% of total revenues in 2001 from approximately GBP1.8 million or 203% of total revenues in 2000. The increase in actual expenditure in the current year results from continued investments made by the Company in pursuit of its new business direction and primarily comprises selling, marketing, legal, professional expenses and recruitment fees.

Interest  Income  and  Expense

Interest income improved to a net GBP84,000 ($121,000) in 2001 compared with net interest expense in 2000 of GBP44,000, as a result of a reduction in interest expense following the substantial reduction in long-term borrowings made in the previous year, together with improved income from interest earned on cash deposits held.

Foreign  Currency  Gains/Losses

Financial gains from exchange rate movements amounted to GBP31,000 ($44,000) in 2001 compared with a gain of GBP71,000 in 2000. Gains arose primarily from the strengthening of the GBP sterling against the US$ throughout the fiscal year, but were lower than the previous year, when the Company completed more GBP sterling/US$ transactions, including a number of private fundings.

Income  Tax  Expense

There was no tax charge in 2001 and in 2000. The Company possesses significant tax losses in the UK that are available for offset against future profits without limit of time. At April 30, 2001, potential deferred tax assets amounted to GBP3,592,000 ($5,167,000), of which GBPnil was recognized, compared to GBP2,491,000 of which GBP65,000 was recognized in expectation of profits to be earned for the year to April 30, 2001 at the end of April 2000.

The Company is not aware of governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect its operations.


B.  LIQUIDITY AND  CAPITAL  RESOURCES.
--------------------------------------


INTERNAL  AND  EXTERNAL  SOURCES  OF  LIQUIDITY
During July 1997, additional funding was secured by way of issue of Variable Rate Unsecured Loan Stock 2002 (the "Loan Stock") by Futuremedia (B.V.I.) Limited, a wholly owned subsidiary of Futuremedia PLC, to the value of $600,000 for the purpose of funding group capital investment in support of the agreed business plan. The Loan Stock was issued pursuant to a loan stock agreement between the Company and Futuremedia (B.V.I) Limited (the "Loan Stock
Agreement"). At the same time, warrants granting the right to obtain one Ordinary Share for each $0.28125 of Loan Stock outstanding at a price per share of $0.28125 per Ordinary Share were issued. The Loan Stock was repayable on July 28, 2002 unless the Loan Stockholder exercises, in part or in full, the warrants noted above, an offer is made for the Company, or the Company sells more than 20% of its net assets. The Loan Stockholder has given an undertaking that, should an offer be made for the Company, it will waive the right to immediate repayment in exchange for the creation of a legal charge on the freehold property and defer until the sale of the property is concluded. The proceeds from the exercise of the warrants can only be used to repay the equivalent amount of Loan Stock. Interest is payable on amounts drawn down at commercial rates. At the discretion of the warrant holder, interest is payable either in cash or in warrants aggregated to the principal sum advanced. In January 2000, 711,111 of the outstanding warrants were exchanged for ordinary shares at $0.28125 per ordinary share for a total value of GBP127,097 ($200,000). In January, 2001, the warrantee requested that interest be paid in cash until further notice. Consequently the interest accrued for the period from January 2001 to date has been paid in cash, leaving a balance of warrants outstanding at April 30, 2002 of GBP2,133,332.

The loan was not repaid on the due date due to a lack of available funds, but the loan stockholder agreed to defer repayment until the Company had secured additional financing to enable it to do so. Under the contractual terms of the loan, interest is payable at 20% per annum beyond the contractual settlement date. With the exception of the rate of interest, all terms and conditions remain unchanged during the extended operiod of the loan. Subsequent to the year end, in October 2002, the Company sought and was offered in principle a bridging loan facility of up to GBP500,000 in order that it could repay the balance under the Loan Stock Agreement 2002 and provide additional working capital. It is anticipated that the necessary paperwork associated with the new facility will be completed by mid November 2002, at which time the current loan will be repaid. The basic interest rate of the new facility will be 16.5% per annum. The loan will be secured by way of a charge on the premises, and will be due for repayment after twelve months.

Since its initial public offering 1993, the Company has undertaken a series of private placements to fund its working capital and to allow investment in product developments. Between January 1998 and April 2001, the Company issued an aggregate of 13,460,065 Ordinary Shares to approximately 20 non-US persons in reliance on Regulation S, representing aggregate gross proceeds to the Company of approximately GBP7.0 million $(10.2 million). During the year ended April 30, 2002, the Company also contracted and received payment for the issue of a further 7,979,333 shares in reliance of Regulation S, representing aggregate gross proceeds of GBP423,000 ($618,000). A further GBP350,000 ($512,000) was contracted in April 2002 for the issue of 7,646,154 Ordinary shares, payable in instalments due before the end of September 2002. In September, it became clear that the original investors subscribing to the GBP350,000 were not able to meet their commitment in full, and replacement new investors were found to take up the shortfall. GBP280,000 of the GBP350,000 was paid by the due date in September, and the remaining GBP70,000 paid in November 2002.

Subsequent to the year end, in October, the Company completed a new investment round from existing investors and affiliates, raising a further GBP150,000 ($230,000), represented by the issuance of a further 2.7 million (approximately) shares at a market rate price of $0.085 per share.

The Company's property at Arundel Road is currently being offered for sale and carries, for commercial and/or residential use, approval from the appropriate planning authorities for an extension of the offices of approximately 5,800 square feet, which is valid for construction to begin at any time through September 2003, and the conversion of the main premises into four separate residential properties, valid until December 2006. It is anticipated that the sale proceeds will enable the repayment of the current loan facility and will provide further working capital.

At November 14, 2002, the Company's cash resources and available borrowings are insufficient to fund the current level of operations for the next twelve months. As stated in the auditor's opinion to the financial statements, these factors raise substantial doubt about the Company's ability to continue as a going concern. Management believes that the steps taken to reduce its cost base during the latter part of the fiscal year ended April 30, 2002, together with the strong forward order book and active sales prospects it is pursuing, supported by the recruitment of new sales staff in October and November 2002, will enable the Company to return to profitable trading during the third quarter of the fiscal year to April 30, 2003, and therefore has prepared these financial statements on a going concern basis. The availability of bridging finance in anticipation of the sale of the Company's premises at Arundel Road, Walberton, West Sussex will provide funds to discharge the balance on the Loan Stock Agreement and further working capital. There is significant reliance therefore on the generating of funds through profitable trading. If the Company is unsuccessful in achieving its anticipated revenues in its third fiscal quarter of the current year, managment recognises that there will be a need to secure additional funding through debt or equity capital before the end of the fiscal year to April 30, 2003.

There can be no assurance that the Company will be successful in implementing these plans. The Company's financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

SOURCES  AND  AMOUNTS  OF  CASH  FLOWS

On September 30, 2002, the latest date available at time of filing, the total amount of cash and cash equivalents on hand was GBP381,000 ($587,000) compared with a total of cash and cash equivalents at April 30, 2002 of GBP445,000. This reduction primarily represents losses incurred in the five months to September 30, 2002, net of gross investment receipts of GBP280,000 ($431,000).

On April 30, 2002, the total amount of cash and cash equivalents on hand was GBP445,000 ($651,000) as compared to cash and cash equivalents of GBP2,547,000 as at April 30, 2001. This reduction primarily represents the effect of the losses sustained in the year, offset by the funding initiative undertaken by the Company in April, 2002 and cash generated as a result of up-front payments from clients for the provision of the Company's services. The Company's ratio of current assets to current liabilities stood at 0.6 at April 30, 2002, compared with 1.6 at April 30, 2001, the entire balance outstanding on the Loan Stock being current as at April 30, 2002. As at September 30, 2002 this ratio was 0.8.

Cash balances have been constrained primarily as a result of investment in new products and capital assets and also operating losses. This has resulted in the Company suffering periods of severe constraints on its operations arising from the requirement to maintain its cash flow. The Company expects to continue to experience constraints because of these requirements.

As of April 30, 2002, the Company had no long-term obligations, following the discharge of the mortgage on its property and the Loan Stock Agreement becoming current with its maturity in July 2002.
At April 30, 2002, the Company had no material commitment for capital expenditure. As of November 14, 2002 the Company had no material commitments for capital expenditures.

C.  RESEARCH  AND  DEVELOPMENT,  PATENTS  AND  LICENSES,ETC.
-----------------------------------------------------------

COMPANY  SPONSORED  RESEARCH  AND  DEVELOPMENT

The Company is committed to appropriate ongoing product research and development in an effort to continually upgrade, modify and improve its products to meet changing market and consumer needs. The Company has been a beta test site for hardware products and software developed by a number of companies and has also developed software and hardware itself for internal purposes and for the open market. Research and development work is undertaken by the development team whose focus has been on SolstraTM and easycando, supported by other members of production staff as required.

During the fiscal year ended April 30, 2002, a total of GBP311,000 ($455,000) of research and development costs was expensed. During the fiscal years ended April 30, 2001 and 2000, GBP608,000 and GBP259,000, respectively, of research costs were expensed. The significant increase in the fiscal year ended April 30, 2001 reflects the end of the research and development project financed by BT, amounting to GBP340,000 in the year ended April 30, 2000. No liability arises from the termination or this arrangement. An average of four staff were employed on research and development activities in the year ended April 30, 2002.

STRATEGIC  RELATIONSHIPS

The Company, when it determines it to be advantageous, enters into agreements with others for joint financing of products. The Company believes that these relationships can help to widen the Company's product range. The Company's joint development of Solstra with BT is an example of this type of relationship.

The Company also intends to develop commercial arrangements with providers of on-line learning courses for the re-sale of their products through easycando. To date, the Company has contracted with KnowledgePool Ltd. (England), Intellexis International Ltd. (London, England), SmartForce Ltd (UK), Xebec McGraw-Hill, (UK), and SkillSoft (US).


D.  TREND  INFORMATION.
----------------------


At September 30, 2002, the Company had a forward order book of customer orders of approximately GBP914,000 ($1,408,000), compared with GBP1,122,000 at April 30, 2002. The decrease reflects delays in the closing of orders during the first five months of the fiscal year.


E.     RECENT  ACCOUNTING  PRONOUNCEMENTS
--     ----------------------------------

In June 2001, the Financial Accounting Standards Board finalized FASB Statement No. 141, "Business Combinations" ("SFAS 141") and Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if they meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. Accordingly, the Company accounted for the acquisition as described in Note 8 in accordance with SFAS 141.

SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. This Statement changes the accounting for goodwill from an amortization method to an impairment-only method. The amortization of goodwill, including goodwill recorded in past business combinations will cease upon adoption of this Statement, which will begin with the Company's fiscal year beginning May 1, 2002. However, goodwill and intangible assets acquired after June 30, 2001 will be subject to immediate adoption of the Statement. The adoption of this standard will not have a material effect on the consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", in that it removes goodwill from its impairment scope and allows for different approaches in cash flow estimation. However, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of. SFAS No. 144 also supersedes the business segment concept in APB Opinion No. 30, "Reporting the Results of
Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," in that it permits presentation of a component of an entity, whether classified as held for sale or disposed of, as a discontinued operation. However, SFAS No.144 retains the requirement of APB Opinion No. 30 to report discontinued operations separately from continuing operations. The Company is required to adopt the provision of SFAS No. 144 beginning with its fiscal year that starts May 1, 2002. The Company is still evaluating the effect of the standard on its consolidated financial statements.

In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This statement provides guidance on the classification of gains and losses from the extinguishment of debt and on the accounting for certain specified lease transactions. The adoption of this statement will not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS No. 146"). SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 also addresses recognition of certain costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and termination benefits provided to employees that are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Given that SFAS No. 146 was issued in June 2002 and is not yet effective, the impact on the Company's financial position or results of operations from adopting SFAS No. 146 has not been determined.


F.  CRITICAL  ACCOUNTING  POLICIES
----------------------------------


The Company considers certain accounting policies relating to revenue recognition and capitalization of research and development costs to be critical to its business operations.

Revenue Recognition. For the year ended April 30, 2002, the major part of the Company's revenues, 95%, derived from the provision of e-learning facilities materials and services under service contracts with clients over typically one and two year periods. All revenues, including once-off setup charges, and costs associated with these sales are recognized over the subscription period. The remaining revenues derive from fixed price contracts which require the accurate estimation of the cost and duration of each engagement. The revenue and related cost for each of these projects is recognized on percentage of completion, using the time-to-completion method to measure the percent complete, with revisions to estimates reflected in the period in which the changes become known. If the Company does not accurately estimate the resources required or does not manage its projects properly within the planned periods of time, future margins may be adversely affected.

Capitalized software research and development costs. Ongoing changes and periodic alterations to current products that are actively being sold in the marketplace are not capitalized, but expensed when incurred.

G.  RELATED  PARTY  TRANSACTIONS
--------------------------------

On March 9, 2000, the Company entered into a Finder's Agreement with Noesis Capital Corporation. The Agreement contemplated that Noesis would make introductions on behalf of the Company to facilitate possible future business transactions. The agreement was terminated on July 13, 2000. The Company has made no payments in connection with the Finder's Agreement and it does not expect to make any such payments. Mr. N. Letschert, a former non-employee director of the Company and Mr. C. Wit, a serving non-employee director of the Company, are directors of Noesis Capital Corporation.

Since its initial public offering in 1993, the Company has undertaken a number of private placements to fund its working capital and to allow investment in product developments. These private placements include the following transactions each of which was completed in reliance on Regulation S:

- In June 1998, Profrigo N.V. purchased 2,000,000 Ordinary Shares at a price of $1.00 per share, representing an aggregate purchase price of $2.0 million. One of the Company's non-employee directors, Mr. J. Vandamme, is also a director of Profrigo N.V.

- In April 1999, the Company issued an aggregate of 454,547 Ordinary Shares at a price of $0.616 per share, representing an aggregate purchase price of approximately $280,000. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: Noesis N.V. (123,377 shares); Profrigo N.V. (99,026 shares); Mr.
     M. Johansson (6,088 shares); and Ms. M. Blake , the spouse of Mr. M. Johansson (6,088 shares). Mr. Johansson is a director and executive officer of the Company.

- In July 1999, the Rennes Foundation purchased 1,153,845 Ordinary Shares at a price of $0.65 per share, representing an aggregate purchase price of approximately $750,000.

- In October 1999, the Company issued an aggregate of 3,199,999 Ordinary Shares at a price of $0.55 per share, representing an aggregate purchase price of approximately $1.8 million. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: the Rennes Foundation (2,227,272 shares); Noesis N.V. (363,636 shares); Profrigo N.V. (181,818 shares).

- In February 2000, the Rennes Foundation purchased 1,666,667 Ordinary Shares at a price of $3.00 per share, representing an aggregate purchase price of approximately $5.0 million. See "Major Shareholders".

- In July 2000, the Company completed an additional private placement under Regulation S pursuant to which the Rennes Foundation purchased 1,944,444 Ordinary Shares at a price of $1.80 per share for an aggregate purchase price of approximately $3.5 million in cash. See "Major Shareholders".

- In March 2002, the Company contracted and received the cash for the issue of an aggregate of 4,702,410 Ordinary Shares at a price of $0.083 per Ordinary Share representing an aggregate purchase price of approximately $390,000. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: the Rennes Foundation (1,204,819 shares); Noesis NV (301,205 shares); Mr. M Johansson (361,446 shares) and Mrs M Pillinger, wife of S Pillinger, a then Director of the Company (100,000 shares).

- In March 2002, the Company contracted for the issue of an aggregate of 759,700 Ordinary Shares at a market price of $0.07 per Ordinary Share pursuant to the stock transaction for the acquisition of the assets of Palm Teach Limited, together with the issue of an aggregate 702,900 Ordinary shares at a market price of $0.07 per Ordinary share to four key individuals on their joining the Company. The following individuals and entities received the number of Ordinary Shares indicated in connection with this transaction: Mr. P Copeland as beneficial shareholder of Palm Teach Limited (759,700 shares); Mr. S Pillinger (209,450 shares).

- In April 2002, the Company contracted and received the cash for the issue of 3,276,923 Ordinary shares at a price of $0.065 per Ordinary Share representing an aggregate purchase price of approximately $213,000. At the same time, the following entity contracted for the purchase of the number of Ordinary Shares indicated in connection with this private placement:
     Silverdash Limited (7,646,154 shares). In September, 2002, it became apparent that this GBP350,000 ($512,000) investment, payable in instalments by the end of September 2002, would not be fully paid, but that only some GBP90,000 would be provided by the original source. Alternative investors were sought and found for the remaining GBP260,000 ($380,000) during October 2002. At the time of filing, GBP224,000 of the GBP260,000 had been received, with the balance due before the end of November 2002.

- Also in April 2002, the Company contracted for the issue of 803,046 Ordinary Shares at a price of $0.07 per Ordinary Share under a Salary sacrifice arrangement, representing an aggregate purchase price of $56,000. The following individual purchased the number of Ordinary Shares indicated in connection with this transaction: Mr. M Johansson (648,183 shares). At the same time, Mr. J Vandamme agreed to accept 102,000 Ordinary Shares at a price of $0.07 per Ordinary Share in settlement of outstanding invoiced charges for work done for the Company.

- Subsequent to the year end, in October 2002, the Company completed a new investment round from existing investors and affiliates, raising a further GBP150,000 ($230,000), represented by the issuance of a further 2.7 million (approximately) ordinary shares at a price of $0.085 per share, at market rate. The following individuals/entities purchased the number of shares indicated in connection with this transaction: Rennes Foundation
     (1,176470,109  shares),  M  Johannson  (181,176  shares),  S Cohen (452,941 shares),  J  Copeland  (452,941  shares)  and  S Copeland (452,941 shares).


H.  COMMITMENTS
---------------

The Company has secured the provision of its Internet Service Provider (ISP) service requirements with Siemens UK Ltd. for a period of three years commencing September 2001. The terms of the contract allow termination on three months notice after the completion of the first year. In April 2001, the Company contracted with Consignia Plc (UK) for the provision of a learning management system comprising a hosted service together with learning content for a period of 22 months commencing June 1, 2001. The total value of the contract was approximately GBP1,000,000 ($1,438,600).

ITEM  6.  DIRECTORS, SENIOR MANAGEMENT  AND  EMPLOYEES
-------------------------------------------------------


A.  DIRECTORS  AND  SENIOR  MANAGEMENT.
--------------------------------------
The Company's directors and senior management, and any employees such as scientists or designers upon whose work the Company is dependent as of the date of this Report are as follows:


<BTB>


                                       DIRECTOR
NAME                       AGE          SINCE       POSITION  WITH  THE  COMPANY
---------------           -----        --------     ----------------------------
BOARD  MEMBERS:

David  Bailey(1)(2)        43            2002        Non-employee  Director from April  2002
Peter  Copeland  MBE       55            2002        Non-employee Director from April  2002
Mats  Johansson(3)         44            1996        CEO  Futuremedia  PLC  from December  2000
Rolf  Felix  Herter        39            2001        Non-employee  Director
Cornelis  Wit(1)(2)        56            1997        Non-employee  Director
Jan  Vandamme(1)(2)        43            1998        Non-employee  Director  and Chairman

SENIOR  MANAGEMENT:

Peter  Machin              53            -           Company  Secretary and Chief Accounting Officer
Stephen  Pillinger(4)      59            -           Director  (April  2002  to  July  2002)  and  Chief
                                                     Operating  Officer  since  April  2002  to  October
                                                     2002


(1)  Member  of  the  Audit  Committee.
(2)  Member  of  the  Remuneration  Committee
(3)  Resigned  as  Director  January  2002,  re-appointed  April  2002
(4)  Resigned  as  Chief  Operating  Officer  October  31,  2002

Mr. Johansson has served as Managing Director, Futuremedia eLearning since July 1998, and succeeded Mr. Agertoft as CEO in December 2000. Mr. Machin has served as Company Secretary and Chief Accounting Officer since April 1999. On September 25, 2001 Mr. Herter was appointed to the Board of Directors of the Company. In April 2002, Mr. D Bailey, Mr. S Pillinger and Mr. P. Copeland were appointed to the board, replacing earlier resignations. At the same time, Mr. Vandamme was appointed Chairman. Mr. Pillinger replaced Mr. Walker as Chief
Operating Officer, but in July 2002 resigned from the board effective immediately, and from his position as Chief Operating Officer with effect from the end of October 2002, but will continue to be associated with the professional services activity under contract.

David Bailey. Mr. Bailey has formerly worked for both Ernst & Young and Coopers & Lybrand, specialising in the turnaround market and business development, and now has his own independent consultancy business providing advice on business growth strategies and delivering profitability to largely bank-led clients

Peter Copeland. Dr. P Copeland MBE, original founder of Futuremedia PLC, rejoins the Board in a non-executive capacity as President, actively representing and promoting the company in all areas of the UK and European e-learning community. Dr. Copeland is a recognised pioneer of media-based learning in Europe. He received his Ph.D for research in the development of interactive media and holds several honorary positions in the field.

Rolf F Herter Mr. Herter is an Attorney at Law and a senior partner with Dietrich Baumgartner & Partners, a Swiss Legal firm. Mr. Herter is also a Board member of the Rennes Foundation and the Jobelin Foundation, Swiss investment funds.

Mats Johansson Mr. Johansson joined Futuremedia in 1996, was promoted to Managing Director in 1998, and appointed CEO in December 2000. Previously Mr. Johansson has held senior management positions at Studentlitteratur AB, American Express Inc., and subsequently co-founded a national catalogue and retail business in the US. Mr. Johansson has an MBA from Harvard Business School.

Jan Vandamme. Mr. Vandamme is a director of Profrigo NV, a listed Belgian investment fund, specializing in Internet related activities. Mr. Vandamme also holds directorships in UCI Web USA OmniCom Systems USA and Didital Diagnostic Imaging SA, Belgium.

Cornelis F Wit. Mr. Wit is President, Corporate Finance at Noesis Capital Corp, Florida, USA, an international investment banking firm. Until 1994, he was President and CEO of DMV Inc. He has held senior positions in pharmaceutical companies in South America and Europe. He holds directorships in Whitehall
Specialitites, USA, OmniCom Systems, USA, UCI Web, USA, IVC, Madrid, and K.D.Pharma, Germany.

Peter Machin. Mr. Machin joined the Company in 1996 and holds a UK accounting qualification and has extensive experience of financial management in computing services providers such as International Computers Ltd.

Mr. Bailey was appointed to the board on the nomination of a private UK investor. Mr. Wit was appointed to the Board on the nomination of Noesis NV. Mr. Vandamme was appointed to the Board on the nomination of Profrigo NV.




B.  COMPENSATION.
----------------

The total remuneration (excluding pension contributions) paid to the Company's directors and executive officers (a total of seven persons) for fiscal 2002 was GBP332,000 ($486,000).

The Company may reimburse non-employee directors for their costs and expenses incurred in attending Board meetings and may enter into contracts for services with non-employee directors.

In October 1997, non-executive director Mr. Wit was granted options to purchase 5,000 Ordinary shares at a price of $0.594 per Ordinary share, and in November 1998, was granted options to purchase a further 100,000 Ordinary Shares at a price of $1.00 per Ordinary Share under the Unapproved Executive Share Option Plan. These options were cancelled in February 2002 and replaced with options to purchase 52,250 Ordinary Shares at a price of $0.10 per ordinary shares and 52,250 Ordinary Shares at $0.15 per Ordinary Share, which vested in July 2002 and expire at the end of February 2010. At the same time, further options to purchase 150,000 Ordinary Shares at $0.10 per ordinary share and 150,000
Ordinary  Shares  at  $0.15  per  Ordinary  Share  were  granted  to  Mr.  Wit.

In November 1998, non-executive director Mr. Vandamme was granted options to purchase 100,000 Ordinary Shares at a price of $1.00 per Ordinary Share. These options were cancelled in February 2002 and replaced with options to purchase 50,000 Ordinary Shares at a price of $0.10 per ordinary shares and 50,000

Ordinary Shares at $0.15 per Ordinary Share, which vested in July 2002 and expire at the end of February 2010. At the same time, further options to purchase 250,000 Ordinary Shares at $0.10 per ordinary share and 250,000
Ordinary  Shares  at  $0.15  per  Ordinary  Share  were granted to Mr. Vandamme.

In February 2002, a total of 745,000 options to purchase Ordinary Shares at various prices ranging from $0.594 to $3.00 per Ordinary Share previously granted to Mr. Johansson were cancelled and replaced with options to purchase 372,500 Ordinary Shares at a price of $0.10 per ordinary shares and 372,500 Ordinary Shares at $0.15 per Ordinary Share, which vested in July 2002 and expire at the end of February 2012. At the same time, a further grant was made to Mr. Johansson to purchase 150,000 ordinary shares at a price of $0.10 per Ordinary Share and 150,000 Ordinary Shares at a price of $0.15 per Ordinary Share vesting in February and March 2003, which will expire in February 2010.

In April 2002, Mr. Johansson agreed to sacrifice GBP31,433 ($45,990) of salary over the period January 2002 to August 2002 in exchange for the issue of 648,183 Ordinary Shares at a value of $0.07 per Ordinary Share.

On taking up his post of Director of Operations in April 2002, Mr. Pillinger was granted options to purchase 105,002 Ordinary Shares at a price of $0.10 per Ordinary Share and 210,004 Ordinary Shares at a price of $0.15 per Ordinary Share, vesting at the end of March 2003 and expiring at the end of March 2010.

At  November  14,  2002  none  of  the  above  options  had  been  exercised.


EMPLOYMENT  CONTRACTS

The Company has entered into employment agreements with all of its employees and employee-directors, subject to customary terms and conditions.

The employment contract with Mr. Johansson, which commenced on November 12, 1996, is a continuous full-time employment contract, was amended in April 2002 such that it can be terminated by either party upon three months' written notice. The employment contract with Mr. Pillinger which commenced in April 2002 was of two years' duration and could be terminated by either party upon three month's written notice. In July 2002, Mr. Pillinger gave such notice, and consequently his employment with Futuremedia terminated on October 31, 2002. It is likely that his services in support of the Futuremedia professional services activity will continue under a different arrangement. The employment contract with Mr. Machin, which commenced in July 1997, is a continuous full-time employment contract that can be terminated by either party upon three months' written notice.

C.  BOARD  PRACTICES.
--------------------

Directors hold office until removed by a resolution of the shareholders of the Company, removal by all of the members of the Board, resignation or death, or until the expiration of their terms. The Company's executive officers are appointed by, and serve at the pleasure of, the Board.

At every Annual General Meeting of the shareholders of the Company, the terms of all of the directors expire.

Any director may be removed from the Board by unanimous vote of the other directors.

Under section 303 of the Companies Act 1985, shareholders may remove any director, by ordinary resolution (subject to special notice of the resolution being given to the director and the right of the director to attend the shareholder meeting where the vote will be cast) adopted by the affirmative vote of a majority of the shares voting at an Annual or Extraordinary General Meeting.

Mr. Johansson has a service contract with the Company, which provides for three months' notice of termination of employment or payment in lieu of notice. This contract is subject to English employment law, and on termination other than by mutual consent the employee may be entitled to additional compensation for loss of employment, including without limitation statutory redundancy pay and other compensation.

The Audit Committee is responsible for, among other things: recommending to the Board of Directors the nomination of the Company's independent auditor; reviewing and monitoring the Company's financial reporting process and internal control systems; reviewing the Company's annual financial statements, the scope of the audit and the role and performance of the independent auditor; reviewing the independence of the independent auditors; and providing a channel for communication between the independent auditor, management and the Board of Directors.

The Remuneration Committee is responsible for, among other things, reviewing, monitoring and approving the remuneration of the executive directors and senior management of the Company.


D.  EMPLOYEES.
-------------

At November 14, 2002, the Company employed 19 persons, one of whom was an executive. Of the remainder, twelve were engaged in technology delivery and support, three in sales and marketing and three in administrative and financial matters.

As of April 30, 2002, the Company employed 20 persons, two of whom were executives. Of the other employees as of April 30, 2002, 13 were engaged in technology delivery and support, two in sales and marketing and three in administrative and financial matters.

As  of  April  30,  2001,  the  Company  employed  26  persons.

As  of  April  30,  2000,  the  Company  employed  35  persons.

In addition, it is Company policy to employ contract staff from time to time to support specialized production requirements and to increase its production capacity and flexibility and to reduce lead times. The Company may offer permanent employment to individual contractors when management can reasonably foresee a continuing commercial requirement for the contractor's skills. The average number of temporary employees during the year ending April 30, 2002 was three.

None of the Company's employees is covered by a collective bargaining agreement. All of the Company's employees are employed in the UK. The Company believes that its relations with its employees are good.

The Company's ability to achieve its business objectives is, in part, dependent on its ability to recruit the specialist skills it requires, both on a permanent and a contract basis.

Management of the Company has developed a collaborative style of decision making, which they believe allows them to draw on the talent and skills of their executive personnel. The Company normally carries out monthly reviews of its operations, including its profits and losses, sales, marketing, and production. The Company has introduced incentives to the staff through profit-related bonuses, merit-based promotions and issues of share options. See "Employee Profit Sharing and Option Plans."
                                       35

E.  SHARE  OWNERSHIP.
--------------------

SHARE  OWNERSHIP

With respect to the share ownership in the Company of the officers and directors of the Company, see the disclosure in "Major Shareholders".

EMPLOYEE  PROFIT-SHARING  AND  OPTION  PLANS

In July 1993, the Company adopted three employee profit share or share option plans: the "Approved Executive Option Scheme," the "Unapproved Executive Share Option Scheme," and the "Employee Share Ownership Plan".

Under the Company's "Approved Executive Share Option Scheme," options to acquire the Company's Ordinary Shares may be granted to all or selected employees. Any full-time employee, other than a director, of the Company who is not within two years of his or her due date of retirement and who, within one year preceding the grant, did not hold more than 10% of the share capital of the Company, is eligible to participate. The exercise price of the options must be no less than 85% of the fair market value of the Company's ADSs on the date of grant. The aggregate value of shares underlying the options granted to any employee may not exceed the greater of GBP100,000 ($162,000) or four times earnings.

Under the Company's "Unapproved Executive Share Option Scheme," options to acquire Ordinary Shares may be granted to selected full-time employees, including directors, based on their performance. Such options may also be granted to non-employee directors. The exercise price of the options granted must be at or above the fair market value of the Company's ADSs. The value of options to be granted is not subject to any financial limit, although the number of shares over which options may be granted is subject to an overall restriction, as described below.

In August 1993, options to purchase an aggregate of 45,186 Ordinary Shares at $4.25 per Ordinary Share were granted to employees under the Approved Executive Share Option Scheme. In May 1995, options to purchase 44,647 Ordinary Shares at $2.55 per Ordinary Share were granted to employees under the Approved Executive Share Option Scheme. In February 1998, options to purchase 121,000 Ordinary Shares at $0.90625 per Ordinary Share were granted to employees under the Approved Share Option Scheme. In July 2000, options to purchase 90,000 Ordinary shares at $1.5938 per Ordinary Share were granted under the Approved Share
Option Scheme. No options have been exercised under the Approved Executive Share Option Scheme. Taking into consideration options that have lapsed prior to exercise and upon termination of employment, options to purchase an aggregate of 2,616 Ordinary Shares at $4.25 per Ordinary Share, options to purchase an aggregate of 3,907 Ordinary Shares at $2.55 per Ordinary Share, options to purchase 20,500 Ordinary shares at $0.90625 per Ordinary Share and options to purchase 13,500 Ordinary shares at $1.5938 per Ordinary share respectively remained outstanding and unexercised as at November 14, 2002.

The following options have been issued as of November 14, 2002, under the Company's "Unapproved Executive Share Option Scheme."


  No of   Subscription     Date      Expiry     Exercisable when the
  Shares     Price      Exercisable   Date      Market Price at least equals
--------- ------------  ----------- ---------   ---------------------------

    5,000    $0.53       Current      Oct 2007   No Restriction
    5,000    $0.19       Current      Jan 2007   No Restriction
  100,000    $1.00       Current      Sep 2010   No Restriction
   69,750    $0.35       05/01/03     May 2011   No Restriction
   69,750    $0.35       11/01/03     May 2011   No Restriction
   69,750    $0.35       05/01/04     May 2011   No Restriction
   69,750    $0.35       11/01/04     May 2011   No Restriction
  100,000    $0.25       Current      Oct 2006   $1.00
    5,000    $0.19       Current      Sep 2010   No Restriction
    5,000    $0.59       Current      Sep 2010   No Restriction
  474,750    $0.15       07/01/02     Feb 2012   No Restriction
1,213,355    $0.15       03/01/03     Feb 2012   No Restriction
  474,750    $0.10       07/01/02     Feb 2012   No Restriction
1,369,390    $0.10       03/01/03     Feb 2012   No Restriction
   50,000    $0.09       10/16/03     Oct 2012   No Restriction
   50,000    $0.09       10/16/04     Oct 2012   No Restriction
   50,000    $0.09       10/16/05     Oct 2012   No Restriction
   25,000    $0.09       10/16/03     Oct 2012   See (1) below
   25,000    $0.09       10/16/04     Oct 2012   See (1) below
   25,000    $0.09       10/16/05     Oct 2012   See (1) below
   50,000    $0.09       10/16/03     Oct 2012   See (1) below
   50,000    $0.09       10/16/04     Oct 2012   See (1) below
   50,000    $0.09       10/16/05     Oct 2012   See (1) below
   66,667    $0.09       11/03/03     Nov 2012   No Restriction
   66,667    $0.09       11/03/04     Nov 2012   No Restriction
   66,666    $0.09       11/03/05     Nov 2012   No Restriction
   25,000    $0.09       11/03/03     Nov 2012   See (1) below
   25,000    $0.09       11/03/04     Nov 2012   See (1) below
   25,000    $0.09       11/03/05     Nov 2012   See (1) below
   50,000    $0.09       11/03/03     Nov 2012   See (1) below
   50,000    $0.09       11/03/04     Nov 2012   See (1) below
   50,000    $0.09       11/03/05     Nov 2012   See (1) below

---------
4,831,245
=========


(1) Excercisable provided that the grantee achieves specific personal sales targets.

The Company's "Employee Share Ownership Plan" (also known as the Approved Net Profit Sharing Scheme) was terminated with effect from September 2000. No payments were due and no monies were set aside at the termination of the scheme.

ITEM  7.  MAJOR  SHAREHOLDERS  AND  RELATED  PARTY TRANSACTIONS.
----------------------------------------------------------------

A.  MAJOR  SHAREHOLDERS.
-----------------------

The following table sets forth certain information, to the extent that it is known to the Company or can be ascertained from public filings, as of the date of this Report with respect to the beneficial ownership of the Company's ADSs by
(i) each director, senior manager and key employee, and (ii) each person known by the Company to own 5% or more of the Company's ADSs. This information is based upon information received from or on behalf of the named individuals.


                                   Number  of
                                     Share

                                                    Number of   Percentage   Number of
Name of Beneficial                                  ADSs        Benefically  share options
Owner*                                              Benefically Owned        Beneficially
                                                    Owned*                    owned(2)

Rennes Foundation   R Herter Board Representative           (1)  9,600,218     20.0  -
Jobelin Foundation  R Herter Board Representative           (1)    447,778      0.9  -

Profrigo NV         J Vandamme Board Representative         (1)  2,280,844      4.7

C Witt              Board Member                        404501         0.8        -
D Bailey            Board Member                       611,692         1.3        -
P Copeland          Board Member                     2,415,173         5.0        -
M Johansson         Board Member & C.E.O             2,110,846         4.3  300,000
J Vandamme          Board Member                       202,001         0.4  500,000

P Machin            CFO and Company Secretary          169,271         0.4  128,333


* For purposes of US securities laws only, persons may be deemed to be the beneficial owners of securities reflected in this table. It should be noted, however, that the meaning of beneficial ownership is significantly different under English law, and no inference is intended, nor should it be construed, as to the status of beneficial ownership of these securities under the laws of England.

     (1) Beneficially owned by entities of which directors or executive officers of the Company are also directors, executive officers or shareholders. The directors and executive officers of the Company disclaim beneficial ownership of these shares.

     (2) Includes options to purchase Ordinary Shares granted pursuant to the Company's share option plans at prices varying from $0.10 to $1.00. See "Share Ownership".

At November 14, 2002, the Rennes Foundation, a Swiss-based investment fund, held a total of 9,600,218 shares in the Company, representing a holding of 18.9%. During the last three years, it acquired 1,153,845 ordinary shares in July 1999, 2,227,272 ordinary shares in October 1999, 1,666,667 ordinary shares in February 2000, 1,944,444 ordinary shares in July 2000 and 1,204,819 ordinary shares in March 2002, 1,176,470 ordinary shares in October 2002 under Regulation S and has also acquired a further 226,701 on the open market in the same period.

Except for the status as director(s) and/or officer(s) of certain of the major shareholders listed above, to the knowledge of the Company the Company's major shareholders do not have voting rights different from other shareholders.
As of November 14, 2002, the Company had approximately eight shareholders of record, one of whom acts as Depositary for the Company's ADR facility and is a US resident. At November 14, 2002, the Depositary had approximately 60 holders of record of ADRs. Based on information received from the Depositary, the Company believes that there are approximately 3,200 beneficial owners of ADRs.

There are no arrangements, known to the Company, which may operate at a subsequent date to cause a change in control of the Company.


B.  RELATED  PARTY  TRANSACTIONS

On March 9, 2000, the Company entered into a Finder's Agreement with Noesis Capital Corporation. The Agreement contemplated that Noesis would make introductions on behalf of the Company to facilitate possible future business transactions. The agreement was terminated on July 13, 2000. The Company has made no payments in connection with the Finder's Agreement and it does not expect to make any such payments. Mr. N. Letschert, a former non-employee director of the Company and Mr. C. Wit, a serving non-employee director of the Company, are directors of Noesis Capital Corporation.

Since its initial public offering in 1993, the Company has undertaken a number of private placements to fund its working capital and to allow investment in product developments. These private placements include the following transactions each of which was completed in reliance on Regulation S:

In June 1998, Profrigo N.V. purchased 2,000,000 Ordinary Shares at a price of $1.00 per share, representing an aggregate purchase price of $2.0 million. One of the Company's non-employee directors, Mr. J. Vandamme, is also a director of Profrigo N.V.

In April 1999, the Company issued an aggregate of 454,547 Ordinary Shares at a price of $0.616 per share, representing an aggregate purchase price of approximately $280,000. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement:
Noesis N.V. (123,377 shares); Profrigo N.V. (99,026 shares); Mr. M. Johansson (6,088 shares); and Ms. M. Blake , the spouse of Mr. M. Johansson (6,088 shares). Mr. Johansson is a director and executive officer of the Company.

In July 1999, the Rennes Foundation purchased 1,153,845 Ordinary Shares at a price of $0.65 per share, representing an aggregate purchase price of approximately $750,000.

In October 1999, the Company issued an aggregate of 3,199,999 Ordinary Shares at a price of $0.55 per share, representing an aggregate purchase price of approximately $1.8 million. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: the Rennes Foundation (2,227,272 shares); Noesis N.V. (363,636 shares); Profrigo N.V. (181,818 shares).

In February 2000, the Rennes Foundation purchased 1,666,667 Ordinary Shares at a price of $3.00 per share, representing an aggregate purchase price of approximately $5.0 million. See "Major Shareholders".

In July 2000, the Company completed an additional private placement under Regulation S pursuant to which the Rennes Foundation purchased 1,944,444 Ordinary Shares at a price of $1.80 per share for an aggregate purchase price of approximately $3.5 million in cash. See "Major Shareholders".

In March 2002, the Company contracted and received the cash for the issue of an aggregate of 4,702,410 Ordinary Shares at a price of $0.083 per Ordinary Share representing an aggregate purchase price of approximately $390,000. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: the Rennes Foundation (1,204,819 shares); Noesis NV (301,205 shares); Mr. M Johansson (361,446 shares) and Mrs M Pillinger, wife of S Pillinger, a then Director of the Company (100,000 shares).

In April 2002, the Company contracted for the issue of an aggregate of 1,462,600 Ordinary Shares at a price of $0.10 per Ordinary Share pursuant to the stock transaction acquisition of the assets of Palm Teach Limited. The following individuals and entities received the number of Ordinary Shares indicated in connection with this transaction: Mr. P Copeland as beneficial shareholder of Palm Teach Limited (759,700 shares); Mr. S Pillinger (209,450 shares).

Also in April 2002, the Company contracted and received the cash for the issue of 3,276,923 Ordinary shares at a price of $0.065 per Ordinary Share representing an aggregate purchase price of approximately $213,000. At the same time, the following entity contracted for the purchase of the number of Ordinary Shares indicated in connection with this private placement: Silverdash Limited (7,646,154 shares). In September, 2002, it became apparent that this GBP350,000 ($512,000) investment, payable in instalments by the end of September 2002, would not be fully paid, but that only some GBP90,000 would be provided by the original source. Alternative investors were sought and found for the remaining GBP260,000 ($380,000) during October 2002. At the time of filing, GBP224,000 of the GBP260,000 had been received, with the balance due before the end of November 2002.

Also in April 2002, the Company contracted for the issue of 803,046 Ordinary Shares at a price of $0.07 per Ordinary Share under a Salary sacrifice arrangement, representing an aggregate purchase price of $56,000. The following individual purchased the number of Ordinary Shares indicated in connection with this transaction: Mr. M Johansson (648,183 shares). At the same time, Mr. J Vandamme agreed to accept 102,000 Ordinary Shares at a price of $0.07 per Ordinary Share in settlement of outstanding invoiced charges for work done for the Company.

Subsequent to the year end, in October 2002, the Company completed a new investment round from existing investors and affiliates, raising a further
GBP150,000 ($230,000), represented by the issuance of a further 2.7 million (approximately) ordinary shares at a price of $0.085 per share, at market rate. The following individuals/entities purchased the number of shares indicated in connection with this transaction: Rennes Foundation (1,176,470 shares), M Johannson (181,176 shares), S Cohen (452,941 shares), J Copeland (452,941 shares) and S Copeland (452,941 shares).

C.  INTERESTS  OF  EXPERTS  AND  COUNSEL.
----------------------------------------

Not  Applicable

ITEM  8.  FINANCIAL  INFORMATION.
---------------------------------


A.  CONSOLIDATED  STATEMENTS  AND  OTHER  FINANCIAL  INFORMATION.
----------------------------------------------------------------

CONSOLIDATED  FINANCIAL  STATEMENTS

The consolidated Financial Statements and Other Financial Information of the Company are listed under Item 18 in this Report.

LEGAL  PROCEEDINGS

The  Company  is  not  a  party  to  any  material  legal  proceedings.

DIVIDEND  POLICY

Holders of Futuremedia ordinary shares may, by ordinary resolution, declare dividends, but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Futuremedia has not in the past declared or paid any dividends to holders of its ordinary shares, and there is no present intention to declare or pay any such dividend.


B.  SIGNIFICANT  CHANGES.
------------------------

Not  Applicable.




ITEM  9.  THE  OFFER  AND  THE  LISTING.
---------------------------------------

A.  OFFER  AND  LISTING  DETAILS.
--------------------------------

The Company's ADSs have traded since May 29, 1996, on the Nasdaq SmallCap Market under the symbol FMDAY.

The Company's warrants were traded on the Nasdaq SmallCap Market under the symbol FMDYW from May 29, 1996 until June 25, 1997. Since then they have been quoted on the OTC Bulletin Board. From August 19, 1993 until May 29, 1996 the Company's ADSs and warrants traded on the Nasdaq National Market. The Company agreed to extend the warrants issued on August 19, 1993, for a further twelve months to August, 2003.

The closing bid prices of the Company's securities have been within the following ranges during the periods shown. The quotations set forth below are inter-dealer quotations, without retail mark-ups, mark-downs or commissions, and do not necessarily represent actual transactions.

(1)     The  five  most  recent  full  financial  years:

                                      ADS PRICE
                                      ---------
        YEAR ENDING APRIL 30,
                                     HIGH    LOW
                                    ------  -----
                                      $       $
                                    ------  ------
              1998                  1.781    0.250
              1999                  1.563    0.438
              2000                  3.844    0.469
              2001                        3.125    0.160
              2002                  0.38      0.05

                                    WARRANTS PRICE
                                    --------------
        YEAR ENDING APRIL 30,
                                     HIGH    LOW
                                    ------  -----
                                      $       $
                                    ------  ------
              1998                  0.031   0.031
              1999                  0.031   0.031
              2000                  0.031   0.031
              2001                        0.031   0.031
              2002                  0.031   0.031



 (2)     Each  full  financial  quarter  for  the two most recent full financial

ADSs: FMDAY                 High    Low
                            -----  -----
Year ended April 30
-------------------
2001     First quarter      3.125  1.313
         Second quarter     1.250  0.375
         Third quarter      0.563  0.188
         Fourth quarter     0.406  0.156
2002     First quarter      0.380  0.190
         Second quarter     0.250  0.060
         Third quarter      0.330  0.050
         Fourth quarter     0.160  0.070
2003     First quarter      0.120  0.070
         Second quarter     0.140  0.060

Warrants  FMDYW             High    Low
                            -----  -----
                            $       $
2001     First quarter      0.031  0.031
         Second quarter     0.031  0.031
         Third quarter      0.031  0.031
         Fourth quarter     0.031  0.031
2002     First quarter      0.031  0.031
         Second quarter     0.031  0.031
         Third quarter      0.031  0.031
         Fourth quarter     0.031  0.031
2003     First quarter      0.031  0.031
         Second quarter     0.031  0.031

(3)     Each  month  for  the  most  recent  six  months:


                                 ADS PRICE
                                ----------

                              HIGH        LOW
                             ------      -----
                                $          $
                             ------      -----
     October 2002             0.10       0.07
     September 2002           0.10       0.09
     August 2002              0.14        0.06
     July 2002                0.10        0.06
     June 2002                0.11        0.08
     May 2002                 0.13        0.10
     April 2002               0.16        0.08


                              WARRANTS PRICE
                             ----------------
                              HIGH       LOW
                             ------      -----
                                $          $
                             ------      -----
      October 2002           0.031       0.031
      September 2002         0.031       0.031
      August 2002            0.031       0.031
      July 2002              0.031         0.031
      June 2002              0.031       0.031
      May 2002               0.031         0.031
      April 2002             0.031       0.031


The share price of the Ordinary Shares on July 31, 2002, the end of the Company's first fiscal quarter, was $0.07, the last reported sale price of the Ordinary Shares on November 14, 2002 on the Nasdaq SmallCap Market was $0.13.

B.  PLAN  OF  DISTRIBUTION.
--------------------------

Not  Applicable




C.  MARKETS.
-----------

The Company's ADSs are listed on the Nasdaq SmallCap Market under the symbol "FMDAY". The Company's Warrants are traded on the OTC Bulletin Board under the symbol "FMDYW".


D.  SELLING  SHAREHOLDERS.
-------------------------

Not  Applicable

E.  DILUTION.
------------

Not  Applicable


F.  EXPENSES  OF  THE  ISSUE.
----------------------------

Not  Applicable


ITEM  10.  ADDITIONAL  INFORMATION
----------------------------------

A.  SHARE  CAPITAL.
------------------

Not  Applicable


B.  MEMORANDUM  AND  ARTICLES  OF  ASSOCIATION.
----------------------------------------------

Incorporated by reference to the Company's Registration Statement on Form F-1 (Registration No. 33-639941) and by reference to Exhibit 3.1 to the Company's
Annual  Report  on  Form  20-F  for  the  year  ended  April  30,  2000.


C.  MATERIAL  CONTRACTS.
-----------------------

The Company has secured the provision of its Internet Service Provider (ISP) service requirements with Siemens UK Ltd. for a period of three years commencing September 2001. The terms of the contract allow termination on three months notice after the completion of the first year. In April 2001, the Company contracted with Consignia Plc (UK) for the provision of a learning management system comprising a hosted service together with learning content for a period of 22 months commencing June 1, 2001. The total value of the contract was approximately GBP1,000,000 ($1,438,600).

D.  EXCHANGE  CONTROLS.
----------------------

There are currently no UK foreign exchange control restrictions on the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or on payment of dividends on securities of the Company.

There are no restrictions under the Company's Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote the Company's securities.


E.  TAXATION.
------------

UNITED  KINGDOM  INCOME  TAX

The following discussion of taxation is intended only as a descriptive summary and it does not purport to be a complete technical analysis or listing of all potential tax effects relevant to the Ordinary Shares or ADSs. The statements of United Kingdom and United States tax law set forth below are based (i) on the laws and the UK Inland Revenue practice and published Statements of Practice in force as of the date of this report; and (ii) assumes that each obligation in the deposit agreement among the Company, the Depositary and the holders from time to time of ADSs and any related agreement will be performed in accordance with its terms. The statements herein are subject to any changes occurring after the date of this report in UK or US law, or in the double taxation conventions between the US and the UK with respect to income and capital gains taxes (the "Income Tax Convention") and with respect to estates and gifts taxes (the "Estate Tax Convention").

The Company anticipates that if any cash dividends are paid by the Company, the dividends would be paid in pounds sterling. As a result, fluctuations in the exchange rate between sterling and US dollars will affect the US dollar amounts received by holders of ADSs upon conversion by the Depositary of dividend payments into US dollars.

The Company does not expect to pay cash dividends for the foreseeable future, but rather, to retain earnings to finance the expansion of the business.

Up to April 5, 1999, an individual shareholder resident in the UK is for UK income tax purposes treated as having taxable income equal to the sum of the dividend paid to him plus a tax credit equal to 1/4 of the amount of the net dividend. The tax credit is available to be set against the individual's tax liability on the dividend, which for a shareholder within the lower and basic tax rate bands will satisfy this tax liability on UK dividends, and in appropriate cases may be refunded to him.

From April 6, 1999, the rate of tax credit has reduced to 10% and refunds of tax credits are no longer possible. However, an individual shareholder whose income is within the lower or basic tax rate bands will be liable to tax at 10% on his individual income. As such, the tax credit will continue to satisfy the tax liability on UK dividends. For higher rate taxpayers, the dividend income will be liable to UK tax at 32.5% (which after relief for the reduced tax credit leaves the tax effect unchanged for higher rate taxpayers).

Under the current Income Tax Convention, a US resident individual or corporate holder of an Ordinary Share or ADS who or which satisfied the following conditions (an "Eligible US Holder"):

(i) is resident in the US for the purposes of the Income Tax Convention (and, in the case of a corporation, not also resident in the UK for UK tax purposes);

(ii) is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the Company;

(iii) whose holding of the Ordinary Shares or ADSs is not effectively connected with a permanent establishment in the UK through which such holder carries on a business or with a fixed base in the UK from which such holder performs independent personal services; and

(iv) under certain circumstances, is not an investment or holding company 25% or more of the capital of which is owned, directly or indirectly, by persons that are neither individual residents nor citizens of the US, will generally be entitled under the current Income Tax Convention to receive, in addition to any dividend paid by the Company, an amount equal to the tax credit available to UK resident shareholders in respect of such dividend, but subject to a withholding tax equal to 15% of the sum of the dividend paid and the tax credit.

For example, with the tax credit at the rate of 1/4 of the net dividend, a dividend of GBP80.00 will entitle such a holder to receive, upon compliance with the refund procedures described below an additional payment of GBP5.00 (i.e., the tax credit of GBP20.00 less withholding tax of GBP15.00). The refund may not be available in certain circumstances if the holder is exempt from US tax on the dividend received.

Arrangements have been made by the Depositary so that, subject to certain exemptions, the tax credit will be refunded, net of the withholding tax, to a US ADS holder if the ADS holder completes the declaration on the reverse of the dividend check and presents the check for payment within three months from the date of issue of the check. The exceptions include certain investment or holding companies.

ADS holders who do not satisfy the foregoing requirements, and holders of Ordinary Shares, must, in order to obtain a refund of tax credit (net of the withholding tax), file in the manner and at the time described in US Revenue Procedure 80-18, 1980-1 C.B. 623, and US Revenue Procedure 81-58, 1981-2 C.B. 678, a claim for refund of tax credit identifying the dividends with respect to which the tax credit was paid. Claims for refund of tax credit must be made within six years of the UK year of assessment (the 12-month period ending April 5 in each year) in which the related dividend was paid. The first claim for a refund of tax credit is made by sending the appropriate UK form in duplicate to the Director of the Internal Revenue Service Center with which the holder's last federal income tax return was filed. Forms may be obtained from the IRS Assistant Commissioner (International), 950 L'Enfant Plaza South, S.W., Washington, DC 20024, Attention: Taxpayers Service Division. Because a refund claim is not considered made until the UK tax authorities receive the appropriate form from the Internal Revenue Service, forms should be sent to the Internal Revenue Service well before the end of the applicable limitation period. Any claim for refund of tax credit by a US holder after the first claim should be filed directly with the UK Inspector of Foreign Dividends, Lynwood Road, Thames Ditton, Surrey, KT7 0DP, England.

Dividends (including amounts in respect of the tax credit and any amounts withheld) must be included in gross income by a US holder, and will generally constitute foreign source "passive" or "financial services" income for purposes of applying the foreign tax credit limitations. Such dividends will generally not be eligible for the dividends received deduction allowed to US corporations. Subject to certain limitations, the applicable UK withholding tax will be treated as a foreign tax eligible for credit against such holder's US federal income tax.

UNITED  KINGDOM  TAXATION  ON  CAPITAL  GAINS
Under the current Income Tax Convention, the US and the UK each may, in general, tax capital gains in accordance with the provisions of its domestic law. Under current UK law, residents of the US who are not resident or ordinarily resident in the UK will not be liable to UK capital gains tax on capital gains made on the disposal of their ADSs or Ordinary Shares unless those ADSs or Ordinary Shares are held in connection with a trade carried on through a permanent UK establishment. A US holder of an ADS or Ordinary Share will be liable for US federal income tax on such gains to the same extent as on any other gains from sales of stock.

UNITED  KINGDOM  INHERITANCE  TAX
Under the current Estate Tax Convention, ADSs or Ordinary Shares held by an individual who for the purpose of the convention is domiciled in the US and is not a national of the UK will not, provided any tax chargeable in the US is paid, be subject to UK inheritance tax on the disposal of ADSs or Ordinary Shares by way of gift or upon the individual's death unless the ADSs or Ordinary Shares are part of the business property of a permanent UK establishment of the individual or, in the case of a holder who performs independent personal services, pertain to a fixed base situated in the UK. In the exceptional case where the ADSs or Ordinary Shares are subject both to UK inheritance tax and to

US federal gift or estate tax, the Estate Tax Convention generally provides for double taxation to be relieved by means of credit relief.

UNITED  KINGDOM  STAMP  DUTY  AND  STAMP  DUTY  RESERVE  TAX
Transfer of ADSs are not subject to UK stamp duty provided that the transfer instrument is not executed in, and at all times remains outside of, the UK In addition, with effect from July 1, 1996, stamp duty is not chargeable on an instrument where the transferee is a member of an electronic transfer system. Under the Finance Act 1986, a stamp duty reserve tax ("SDRT") of 1.5% is payable on all transfers to the Depositary, or its nominee, of Ordinary Shares for inclusion in ADSs. Such SDRT is calculated on the purchase price or market value of the Ordinary Shares so transferred.


F.  DIVIDENDS  AND  PAYING  AGENTS.
----------------------------------

Not  Applicable


G.  STATEMENT  BY  EXPERTS.
--------------------------

Not  Applicable


H.  DOCUMENTS  ON  DISPLAY.
--------------------------

Copies of this Annual Report on Form 20-F, including the exhibits hereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, NW, Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon payment of certain fees prescribed by the Commission.

I.  SUBSIDIARY  INFORMATION.
---------------------------

Not  Applicable


ITEM  11. QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK.
---------------------------------------------------------------------------


Not  applicable.





ITEM  12.  DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY SECURITIES.
-----------------------------------------------------------------------


Not  Applicable

                                 PART II
                                 -------

ITEM  13.  DEFAULTS,  DIVIDEND ARREARAGES AND DELINQUENCIES.
-----------------------------------------------------------

None.


ITEM  14.  MATERIAL  MODIFICATIONS  TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
--------------------------------------------------------------------------------
PROCEEDS.
---------

None.

ITEM  15.  CONTROLS  AND  PROCEDURES.
------------------------------------

15  a)  Not  applicable  as  reference  period  ended  prior to August 29, 2002.

15 b) In the year ended April 30, 2002, the Company did not make any significant changes in, nor take any corrective actions regarding, the Company's internal controls or other factors that could significantly affect these controls. Management of the Company plans to conduct regular evaluations of the Company's disclosure controls and procedures.


ITEM  16.  [RESERVED].
---------------------

                                    PART III
                                    --------


ITEM  17.  FINANCIAL  STATEMENTS.  ITEM  17.  FINANCIAL  STATEMENTS
--------------------------------

Not  Applicable


ITEM  18.  FINANCIAL  STATEMENTS.  ITEM  18.  FINANCIAL  STATEMENTS
--------------------------------

The following audited consolidated financial statements, together with the independent auditors' reports, are filed as part of this Annual Report on Form 20-F.




FINANCIAL  STATEMENTS

                                                                         Page
                                                                         ----


Report  of  Independent  Auditors                                          F1

Report of Previous Independent Auditors                                    F3

Audited Financial Statements


   Consolidated Balance Sheets at April 30, 2001 and 2000                  F5


   Consolidated Statements of Income for the fiscal years ended
   April 30, 2002, 2001 and 2000                                           F7


   Consolidated Statements of Changes in Shareholders' Equity for
   the fiscal years ended April 30, 2002, 2001 and 2000                    F8


   Consolidated Statements of Cash Flows for the fiscal years ended
   April 30, 2002, 2001 and 2000                                           F9

   Notes to Consolidated Financial Statements                             F10

Financial Statement Schedule




All other Schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

ITEM  19.  EXHIBITS.
-------------------


The  following  exhibits  are  filed as part of this Annual Report on Form 20-F.

Exhibit                Exhibit  Description
Number                 --------------------
-------

1.1 Memorandum and Articles of Association of the Registrant, as amended (previously filed as Exhibit 3.1 to the Company's Annual Report on Form 20-F for the year ended April 30, 2000 (the "2000 20-F"), and incorporated herein by reference).

2.1 Description of the Registrant's Ordinary shares (included in the Registrant's Memorandum and Articles of Association, as amended, previously filed as Exhibit 3.1 to 2000 20-F and incorporated herein by reference)

2.2 Form of Warrant Agreement (including form of Warrant Certificate), as amended (previously filed as Exhibit 4.3 to the Company's Registration Statement on Form F-1 (File No. 33-63994) (the "F-1 Registration Statement") and incorporated herein by reference).

2.3 Form of Deposit Agreement, as amended (including specimen American Depositary Receipt), as amended (previously filed as Exhibit 4.5 to the F-1 Registration Statement and incorporated herein by reference).

2.4 Form of Registration Rights Agreement (previously filed as Exhibit 10.17 to the F-1 Registration Statement and incorporated herein by reference).

2.5 Loan Stock Agreement between the Registrant and Futuremedia (BVI) Limited (the "Loan Stock Agreement") (previously filed as Exhibit 4.5 to 2000 20-F and incorporated herein by reference).

2.6 Form of Warrant issued in connection with the Loan Stock Agreement (previously filed filed as Exhibit 4.6 to 2000 20-F and incorporated herein by reference).

4.1 Blanket Purchase Order between Ford Motor Company Limited and Futuremedia Limited, dated May 19, 1986, and amendment dated July 1, 1991 (previously filed as Exhibit 10.7 to the F-1 Registration Statement and incorporated herein by reference).

4.2 License Agreement between Ford Motor Company Limited and Futuremedia Limited, dated May 19, 1986, and amendment dated July 1, 1991 (previously filed as Exhibit 10.8 to the F-1 Registration Statement and herein incorporated by reference).

4.3  Approved  Executive  Share  Option  Scheme, as Amended (previously filed as
     Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 filed April 12, 2000 (File No. 33 - 11828)(the "S-8 Registration Statement") and incorporated herein by reference).

4.4 Unapproved Executive Share Option Scheme (previously filed as Exhibit 99.2 to the S-8 Registration Statement) and incorporated herein by reference).

4.5  Approved Net Profit Sharing Scheme, as Amended (previously filed as Exhibit
     10.20 to the F-1 Registration Statement and incorporated herein by reference).

4.6 Incentive Profit Sharing Scheme (previously filed as Exhibit 10.6 to 2000 20-F).

4.7  Amendment  dated  May  2, 1996 to Exhibit 10.1 (previously filed as exhibit
     10.22 to the Company's Annual Report on Form 20F for the year ended April 30, 1997 and incorporated herein by reference).

4.8 Agreement dated January 9, 1998 between the Registrant and British Telecommunications PLC (previously filed as Exhibit 10.28 to the Company's

     Annual Report on Form 20-F for the year ended April 30, 1998 and incorporated herein by reference).

4.11 Agreement dated September 17, 1999 between the Registrant and National Westminster Bank PLC (filed as Exhibit 10.30 to the Company's Annual Report on Form 20-F for the year ended April 30, 1999 (the "1999 20-F")).

4.12 Agreement dated May 1, 1999 between the Registrant and Mentor Management Consulting (previously filed as Exhibit 10.31 to 1999 20-F and incorporated herein by reference).

8.1 List of Subsidiaries of the Registrant (previously filed as Exhibit 8.1 to the Company's Annual Report on Form 20-F for the year ended April 30, 2001, and incorporated herein by reference).

10.1 Consents of BDO Stoy Hayward and Ernst & Young LLP, Independent Auditors (filed herewith - see pages F2 and F4 of this Report).

10.2 Chief  Executive  Officer  Certification.

10.3 Chief  Accounting  Officer  Certification.

                              SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                   FUTUREMEDIA  PLC.
                                   (Registrant)

                                   By:     /s/  Mats  A  I  Johansson
                                   Name:   Mats  A  I  Johansson
                                   Title:  Chief  Executive  Officer  and
                                           Authorized  Signatory


Date:       14 November 2002.

                                 CERTIFICATIONS



I,  Mats  Johansson,  Chief  Executive Officer of Futuremedia Plc, certify that:

1.  I  have  reviewed  this  annual  report  on  Form  20-F  of Futuremedia Plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date:  14  November  2002

/s/  Mats  A  I  Johansson
--------------------------

Mats  A  I  Johansson

Chief  Executive  Officer

I,  Peter  Machin,  Chief  Accounting  Officer of Futuremedia Plc, certify that:

1.  I  have  reviewed  this  annual  report  on  Form  20-F  of Futuremedia Plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date:  14  November  2002

/s/  Peter  Machin
------------------
Peter  Machin

Chief  Accounting  Officer

FUTUREMEDIA  PLC  AND  SUBSIDIARIES
REPORT  OF  INDEPENDENT  AUDITORS

The  Board  of  Directors  and  Shareholders
Futuremedia  PLC

We have audited the accompanying consolidated balance sheet of Futuremedia PLC as of April 30, 2002 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Futuremedia PLC at April 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has negative cashflows from operations and has a working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/  BDO  Stoy  Hayward

London,  England

November  11,  2002


                                       F1

CONSENT OF INDEPENDENT AUDITORS


We hereby consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-11828) of our report dated November 11, 2002, relating to the consolidated financial statements of Futuremedia PLC appearing in the Company's Annual Report on Form 20-F for the year ended April 30, 2002. Our report contains an explanatory paragraph regarding the Company's ability to continue as a going concern.

/s/  BDO  Stoy  Hayward
BDO  Stoy  Hayward
London,  England

November  14,  2002

                                      F2

FUTUREMEDIA  PLC  AND  SUBSIDIARIES
REPORT  OF  INDEPENDENT  AUDITORS

The  Board  of  Directors  and  Shareholders
Futuremedia  PLC


We have audited the consolidated balance sheet of Futuremedia PLC as at April 30, 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the two years in the period ended April 30, 2001. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Futuremedia PLC at April 30, 2001 and the consolidated results of its operations and its consolidated cash flows for each of the two years in the period ended April 30, 2001 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying financial statements have been prepared assuming that Futuremedia will continue as a going concern. The Company has incurred recurring operating losses, has a working capital deficiency, and is dependent upon raising additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                       Ernst  &  Young  LLP



/s/  Ernst  &  Young  LLPSouthampton,  England
November  14,  2001




                                       F3

CONSENT  OF  INDEPENDENT  AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-11828) of Futuremedia PLC of our report dated November 14, 2001 on the consolidated financial statements and schedule included in this Annual Report (Form 20-F) for the year ended April 30, 2002.


                                             Ernst  &  Young  LLP


/s/  Ernst  &  Young  LLP
Southampton,  England
November  14,  2002

                                       F4

FUTUREMEDIA  PLC  AND  SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS


                                                                April 30,
                                                        --------------------------
                                                         2002    2002      2001
                                                         ----    ----      ----
                                                        ($'000) (GBP000) (GBP'000)
ASSETS

Current assets
 Cash and cash equivalents                                 651     445     2,547
 Accounts receivable, less allowance of GBP59,000
  ($86,000) in 2002 and GBP201,000 in 2001 for doubtful
   accounts                                                164     112       475
 Amounts recoverable on contracts                           22      15       133
 Other current assets                                        4       3        36
 Inventories -finished goods                                 3       2         3
 Prepaid expenses                                          575     393       444
                                                         -----   -----    ------
 Total current assets                                    1,419     970     3,638

 Property held for Sale                                  1,328     908       908

Property and equipment
   Land and buildings                                       86      59        59
   Audio visual and computer equipment                     606     414       280
   Office equipment                                        104      71        71
                                                         -----   -----    ------
                                                           796     544       410
Accumulated depreciation                                   565     386       243
                                                         -----   -----    ------
                                                           231     158       167
Other assets
Goodwill                                                    78      53         -
                                                         -----   -----    ------
Total assets                                             3,056   2,089     4,713
                                                         =====   =====    ======

See  accompanying  notes  to  the  consolidated  financial  statements.

                                       F5

FUTUREMEDIA  PLC  AND  SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS

                                                                                   April 30,
                                                               ----------------------------
                                                                2002      2002      2001
                                                                ----      ----      ----
                                                               ($'000)  (GBP'000) (GBP'000)
LIABILITIES  AND  SHAREHOLDERS'  EQUITY


Current liabilities
 Fees received in advance                                        1,018       696       908
 Accounts payable                                                  287       196       662
 Other taxes and social security costs                             120        82       131
 Other accounts payable                                             28        19       126
 Other accrued expenses                                            174       119       381
 Convertible Loan                                                  600       410
                                                               -------    ------    ------
   Total current liabilities                                     2,227     1,522     2,208

Long-term debt less current portion                                  -         -       442
                                                               -------    ------    ------
   Total liabilities                                             2,227     1,522     2,650

Shareholders' equity
 Ordinary shares of 1 1/9p each
 Authorized - 75,000,000
 Issued and outstanding- 29,648,374 at April 30, 2002,
   29,648,374 at April 30, 2001                                    481       329       329
 Shares to be issued  10,346,979 at April 30, 2002 .               740       506         -
 Preference shares of 2p each
 Authorized - 2,000,000
 None issued                                                         -         -         -
 Additional paid-in capital                                     21,686    14,822    14,822
 Retained deficit                                              (21,980)  (15,023)  (13,011)

Other comprehensive loss - cumulative translation adjustment      (98)      (67)      (77)
                                                               -------    ------    ------
Total shareholders' equity                                        829       567     2,063
                                                               -------    ------    ------
Total liabilities and shareholders' equity                      3,056     2,089     4,713
                                                               =======    ======    ======

See  accompanying  notes  to  the  consolidated  financial  statements.


                                       F6

FUTUREMEDIA  PLC  AND  SUBSIDIARIES
CONSOLIDATED  STATEMENTS  OF  OPERATIONS


                                                Year  ended  April  30,
                                             ( in 000's except share data)
                                             -----------------------------
                                     2002          2002        2001         2000
                                     ----          ----        ----         ----
                                      $             GBP         GBP          GBP

Net sales                            1,333          911          743          867
Cost of sales                        2,247        1,536        1,789        1,776

Gross loss                            (914)        (625)      (1,046)        (909)

Operating expenses
   Sales and marketing                 241          165          558          329
   General and administrative        1,719        1,175        2,051        1,355
   Facilities expenses                  92           63          157           79

Total operating expenses             2,053        1,403        2,766        1,763

Operating loss .                    (2,967)      (2,028)      (3,812)      (2,672)

Interest income                         47           32          120           18
Interest expense                       (42)         (29)         (36)         (62)
Foreign currency gains                  19           13           31           71

Net loss                            (2,944)      (2,012)      (3,697)      (2,645)


Loss per share basic and
  diluted.                         (9.65)c      (6.60)p     (12.71)p     (11.17)p

Weighted average shares
  Outstanding                   30,501,619   30,501,619   29,098,429   23,675,761


See accompanying notes to the consolidated financial statements.


                                       F7

 FUTUREMEDIA  PLC  AND  SUBSIDIARIES
CONSOLIDATED  STATEMENTS  OF  CHANGES  IN  SHAREHOLDERS'  EQUITY


<BTB>



                                       Number of  Share    Additional Shares            Cumulative    Total
                                       Ordinary  Capital     Paid-in  to be   Retained  Translation Shareholders
                                        Shares    Amount     Capital  Issued  Deficit   Adjustment    Equity
                                       ----------------------------------------------------------------------
                                                    GBP        GBP      GBP     GBP         GBP       GBP
                                                   '000       '000     '000    '000        '000      '000

At April 30, 1999                      20,684,522     230     7,707       -    (6,669)       (23)      1,245
Exchange  translation
adjustments                                     -       -         -       -         -        (13)        (13)
Net loss                                        -       -         -       -    (2,645)         -      (2,645)
Comprehensive  loss                                                                                   (2,658)
Issuance  of  shares  (net
of  issuance
costs  of  GBP178,000)                  6,731,630      75     4,546       -         -       4,621
                                       ----------------------------------------------------------------------
At April 30, 2000                             27,416,152     305    12,253       -    (9,314)        (36)     3,208
Exchange  translation
adjustments                                     -       -         -       -         -         (41)       (41)
Net loss                                        -       -         -       -    (3,697)          -     (3,697)
Comprehensive loss                                           (3,738)
Issuance of shares (net
 of  issuance
costs of  GBP69,000)                    2,232,222      24     2,569       -         -           -      2,593
                                       ----------------------------------------------------------------------
At April 30, 2001                      29,648,374     329    14,822       -   (13,011)        (77)     2,063
Exchange  translation
adjustments                                     -       -         -       -         -          10         10
Net loss                                        -       -         -       -    (2,012)          -     (2,012)
Comprehensive  loss                             -       -                      (2,002)
Shares  to  be  issued  (net
of  issuance costs
of GBP64,000)                          10,346,979       -         -     506         -                    506
                                       ----------------------------------------------------------------------
At April 30, 2002                      39,995,353     329    14,822     506   (15,023)        (67)       567
                                       ======================================================================

See accompanying notes to the consolidated financial statements.


                                       F8

FUTUREMEDIA  PLC  AND  SUBSIDIARIES
CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS

                                                            Year ended April 30,
                                                       2002       2002     2001    2000
                                                      ----------------------------------
                                                        GBP        GBP      GBP     GBP
                                                       '000       '000     '000    '000

Operating activities
Net loss                                               (2,944)  (2,012)  (3,697)  (2,645)
Adjustments to reconcile net loss to net cash used
 by operating activities
  Depreciation                                            215      147      111      111
  Shares issued for services                              137       94        -        -
  Loss/(profit) on disposal of fixed assets                (1)      (1)      16       (8)
  Amortization of deferred production costs                 -        -      109       83
  Accounts receivable                                     531      363     (236)      17
  Amounts recoverable on contracts                        173      118       (9)     158
  Other current assets                                     48       33       96       10
  Inventories                                               -        -        1        -
  Prepaid expenses                                         75       51     (365)     (38)
  Deferred production costs                                 -        -        -      (15)
  Fees received in advance  .                            (310)    (212)     903       (5)
  Accounts payable                                       (682)    (466)     389       94
  Other accounts payable                                 (156)    (107)      99        -
  Other taxes and social security costs                   (72)     (49)       7       19
  Other accrued liabilities                              (383)    (262)     (35)     345
  Deferred tax valuation allowance                          -        -       65        -
  Income taxes payable                                      -        -        -        -

                                                      --------  -------  -------  -------
Net cash used by operating activities                  (3,369)  (2,303)  (2,546)  (1,874)
                                                      --------  -------  -------  -------
Investing activities
Investing activities
Capital expenditures                                     (200)    (137)    (130)     (71)
Proceeds on disposal of fixed assets                        1        1        -       16

                                                      --------  -------  -------  -------
Net cash used by investing activities                    (199)    (136)    (130)     (55)
                                                      --------  -------  -------  -------

Financing activities
Proceeds of share issues                                  618      423    2,661    4,721
Share issue costs                                         (93)     (64)     (69)    (178)
Long-term debt (including current portion)                (47)     (32)      58     (435)
                                                      --------  -------  -------  -------
Net cash provided by financing activities                 478      327    2,650    4,108
                                                      --------  -------  -------  -------
Effects of exchange rate changes                           14       10      (39)      (2)
                                                      --------  -------  -------  -------
Net (decrease)/increase in cash and cash equivalents   (3,076)  (2,102)     (65)   2,177
Cash and cash equivalents at beginning of period        3,727    2,547    2,612      435
                                                      --------  -------  -------  -------
Cash and cash equivalents at end of period                651      445    2,547    2,612
                                                      ========  =======  =======  =======
Supplemental disclosure of cashflow information

Interest paid during the period                            43       29       36       62
                                                      ========  =======  =======  =======

Supplemental disclosure of non-cash transactions
Issuance of shares in acquisition                          78       53        -        -
Issuance of shares for services                           137       94        -        -




See accompanying notes to the consolidated financial statements.

                                      F9

FUTUREMEDIA  PLC  AND  SUBSIDIARIES
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

1.     SIGNIFICANT  ACCOUNTING  POLICIES

DESCRIPTION  OF  BUSINESS
Futuremedia PLC was incorporated in England in 1982 as Futuremedia Limited and re-registered as a public company in 1993. The Company's principal activity is the provision of Internet and Intranet learning and communications products and services. Futuremedia also produces learning and communications material on other media, such as CD-ROM.

PRINCIPLES  OF  CONSOLIDATION
The consolidated financial statements include the financial statements of the Company and all its subsidiaries (together the "Company"). All inter-company accounts and transactions have been eliminated.

FINANCIAL  RESOURCES  AND  GOING  CONCERN
In the course of its operations the Company has sustained continuing operating losses which have resulted in the Company requiring short-term bank and other loans and equity and loan stock finance to sustain its operations.

Since its initial public offering ("IPO"), the Company has incurred net losses and experienced negative cash flows from operating activities. Net losses since its IPO have resulted in an accumulated deficit of GBP15,023,000 as of April 30, 2002. At November 14, 2002, the Company's cash resources and available borrowings are insufficient to fund the current level of operations for the next twelve months. Management believes that the steps taken to reduce its cost base during the latter part of the fiscal year ended April 30, 2002, together with the strong forward order book and active sales prospects it is pursuing, supported by the recruitment of new sales staff in October and November 2002, will enable the Company to return to eventual profitable trading, and therefore has prepared these financial statements on a going concern basis. The availability of bridging finance in anticipation of the sale of the Company's premises at Arundel Road, Walberton, West Sussex will provide funds to discharge the balance on the Loan Stock Agreement and further working capital. There is significant reliance therefore on the generating of funds through profitable trading. If the Company is unsuccessful in achieving its anticipated revenues in its third fiscal quarter of the current year, managment recognises that there will be a need to secure additional funding through debt or equity capital before the end of the fiscal year to April 30, 2003.

There can be no assurance that the Company will be successful in implementing these plans. The Company's financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcaome of this uncertainty.
                                      F10

FUTUREMEDIA  PLC  AND  SUBSIDIARIES
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

1.     SIGNIFICANT  ACCOUNTING  POLICIES  -(CONTINUED)


ESTIMATES
The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

CONVENIENCE  TRANSLATIONS
Translation of the financial statements at April 30, 2002 and for the year then ended from sterling into US dollars is for informational purposes only and has been made at the April 30, 2002 Noon Buying Rate of GBP1.00 to $1.4631.

CASH  AND  CASH  EQUIVALENTS
Cash and cash equivalents represent cash and short-term deposits with maturities of less than three months at inception.

INVENTORIES
Inventories are stated at the lower of cost, determined on the basis of the first in, first out method, and market value.

PROPERTY  AND  EQUIPMENT
Property and equipment is carried at cost. Depreciation is charged on a straight-line basis to costs and expensed over the expected useful lives of the assets. Depreciation is provided at the following annual rates:

Freehold buildings                            2%
Freehold land                                Nil
Property improvements                               20%
Audio  visual  and  computer  equipment
       Long-term                             15%
       Mid-term                              20%
       Short-term                            33%
Office equipment                             20%


Leasehold improvements are amortized over the shorter of their estimated lives and the non-cancelable term of the lease.

Freehold land and buildings are held for sale at the lower of cost less depreciation and fair value less cost to sell.

The freehold buildings have not been depreciated since they were put on the market.

                                      F11

FUTUREMEDIA  PLC  AND  SUBSIDIARIES
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

1.     SIGNIFICANT  ACCOUNTING  POLICIES  -(CONTINUED)

NET  SALES
Net sales represent the value of goods and services delivered, excluding value added tax. Generic or bespoke product revenues are recognized on the basis of goods delivered or the value of work completed, and are invoiced either on delivery or on the achievement of agreed milestones. Consultancy revenues are recognized and invoiced as they are delivered. Service contract revenues, which usually comprise initial setup fees, product customisation to the customer's specification, the provision of learning materials together with license fees and hosting fees, are aggregated and recognized evenly over the period of the license agreement. Invoicing for such contracts may be periodic during the license period or, more usually, will be invoiced as a single payment in advance.

 Contracts for the supply of products to the customer's specification which take several months to produce are deemed long term contracts. Profit on long-term contracts is taken as the work is carried out if the final outcome can be assessed with reasonable certainty. The profit included is calculated on a percentage-of-completion basis to reflect the proportion of work carried out at the year-end, by recording sales and related costs as contract activity progresses. Sales are calculated as that proportion of total contract value that costs incurred to date relate to total expected costs for that contract. Revenues derived from variations on contracts are recognized only when they have been accepted by the customer. Amounts not billable at the balance sheet date, which are billable either at agreed dates or on the achievement of agreed benchmarks, are shown separately on the balance sheet. Full provision is made for losses on all contracts in the year in which they are first foreseen.


PENSIONS
The Group operates a number of defined contribution pension plans. Contributions are charged to income as they become payable in accordance with the rules of the plans.


RESEARCH  AND  DEVELOPMENT
Expenditure on research and development is written off as incurred, unless, where it is deemed appropriate and meets the relevant criteria, development expenditure is carried forward in the balance sheet as deferred production costs. For the years ended April 30, 2000, 2001 and 2002 the amounts written off were GBP259,000, GBP608,000 and GBP311,000 ($455,000), respectively. None of the expenditure in the year to April 2002 was capitalized, since the expenditure was incurred on routine/periodic alterations to the current product.

DEFERRED  PRODUCTION  COSTS
Costs incurred in the production of new titles, the future recoverability of which can reasonably be regarded as assured, are deferred until marketing of the title commences. These costs include product design and development and comprise direct labor and certain overheads and the cost of materials. Deferred production costs are amortized in line with the expected future sales of the title to a maximum of three years. Deferred costs are regularly reviewed for impairment and, as appropriate, their amortization is accelerated or they are expensed.

                                      F12

FUTUREMEDIA  PLC  AND  SUBSIDIARIES
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

1.     SIGNIFICANT  ACCOUNTING  POLICIES  -(CONTINUED)

FOREIGN  CURRENCY  TRANSLATION

Transactions in non-functional currencies are recorded at the rates ruling at the date of the transactions. Gains and losses resulting from non-functional currency translations, and the remeasurement of non-functional currency balances are included in the determination of net income in the period in which they occur, in accordance with the requirements of Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation."

Assets and liabilities of overseas subsidiaries are translated at the exchange rate in effect at the year end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in a separate component of shareholder's equity.

LONG-LIVED  ASSETS
Long lived assets are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted future cash flows resulting from the use of these assets, when any such impairment exists, the related assets will be written down to fair value.

EARNINGS  PER  SHARE
Earnings per share figures have been calculated using the method required by Statement of Financial Standards No. 128 "Earnings per Share". Under the provisions of SFAS No. 128, basic net earnings per share is computed by dividing the net earnings available to common shareholders for the period by the weighted average number of shares of common stock outstanding during the period, which included shares to be issued. The calculation of diluted net earnings per share gives effect to common stock equivalents, however, potential common shares are excluded if their effect is anti-dilutive. The calculation also excludes a total of 2,987,572 warrants to purchase an equivalent number of Ordinary shares, together with 4,499,274 options to purchase Ordinary shares outstanding as at April 30, 2002 under the Company's Executive Approved and Unapproved Share Option Schemes.

INCOME  TAXES
The Company accounts for income taxes using the liability method required by statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.


                                      F13

FUTUREMEDIA  PLC  AND  SUBSIDIARIES
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

1.     SIGNIFICANT  ACCOUNTING  POLICIES  -(CONTINUED)

ADVERTISING  COSTS

All advertising costs incurred in the promotion of the Company's products and services are expensed as incurred. Advertising costs were GBP9,000, GBP65,000, and GBP16,000 for the years ended April 30, 2000,2001 and 2002.


2.     LOANS

The  aggregate  amount  of  bank  loans  (secured)  was  as  follows:

                                          April 30,
                                    --------------------
                                      2002       2001
                                      ----       ----
                                          (GBP'000)
Bank loan accounts:     Long term          -           22
                                    ---------   ---------
                                           -           22


The  bank  loan  was  repaid  in  November,  2001.

Interest was charged at 2.0% over base rate during the period May 1, 2001 until the loan was repaid in November 2001.
The  aggregate  amount  of  unsecured  loans  were  as  follows:-

<BTB>
                                                                April 30,
                                                             ---------------
                                                                       2002       2001
                                                             ----       ----
                                                                 (GBP'000)
   Convertible Variable Rate Unsecured Loan Stock 2002          410        420
                                                           --------   --------
                                                                410        420
                                                           ========   ========



During July 1997, additional funding was secured by way of issue of Variable Rate Unsecured Loan Stock 2002 by Futuremedia (B.V.I.) Limited, a wholly owned subsidiary of Futuremedia PLC, amounting to GBP381,000 ($600,000) for the purpose of funding group capital investment in support of the agreed business plan. At the same time, warrants granting the right to obtain one Ordinary Share for each $0.28125 of Loan Stock outstanding at a price per share of $0.28125 per Ordinary Share were issued. In February 2000, 711,111 ordinary shares were issued in exchange for the same number of warrants at the agreed value of $0.28125 per ordinary share. The proceeds from the exercise of the warrants can only be used to repay the equivalent amount of Loan Stock. Under the arrangement, there remains a further GBP254,000 ($400,000) available to be drawn down at the Company's sole option. Interest is payable on amounts drawn down at commercial rates. At April 30, 2002, the interest rate was 6.0%.

The loan was due for repayment in July, 2002, but was not repaid on the due date due to a lack of available funds, but the loan stockholder agreed to defer repayment until the Company had secured

                                      F14

FUTUREMEDIA  PLC  AND  SUBSIDIARIES
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

2.     LOANS  -  (CONTINUED)



additional financing to enable it to do so. Under the contractual terms of the loan, interest is payable at 20% per annum beyond the contractual settlement date. Subsequent to the year end, in October 2002, the Company sought and was offered in principle a bridging loan facility of up to GBP500,000 in order that it could repay the balance under the Loan Stock Agreement 2002 and provide additional working capital. It is anticipated that the necessary paperwork associated with the new facility will be completed by mid November 2002, at which time the current loan will be repaid. The basic interest rate of the new facility will be 16.5% per annum. The loan will be secured by way of a charge on the premises, and will be due for repayment after twelve months.

FAIR  VALUES  OF  FINANCIAL  INSTRUMENTS


                                                        April 30
                                    ----------------------------------------------
                                            2002                      2001
                                    ---------------------    ---------------------
                                    Carrying      Fair       Carrying      Fair
                                      Value       Value        Value       Value
                                    ---------   ---------    ---------   ---------
                                    (GBP'000)   (GBP'000)    (GBP'000)   (GBP'000)
Cash and cash equivalents           .  445         445         2,547       2,547
Floating rate long-term . . . . . . .  410         410              442         442


The carrying value of these financial instruments approximates fair value due to the short period until maturity.





3.     INCOME  TAXES

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group's deferred tax liabilities and assets are as follows:

                                               April 30,
                                          ------------------
                                          2002          2001
                                          ----          ----
                                               (GBP'000)

Book over tax depreciation                    97          64
Operating losses carried forward           4,005       3,424
Other differences and tax benefits of
 exceptional pension charge                   40         104
                                          --------   -------
                                           4,142       3,592
Less: valuation allowance                 (4,142)     (3,592)
                                          --------   -------
Net deferred tax assets                        -           -
                                          ========   =======
                                      F15

FUTUREMEDIA  PLC  AND  SUBSIDIARIES
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

3.     INCOME  TAXES  -  (CONTINUED)

There is no time limit for the utilization of the operating losses carried forward (tax value GBP4,005,000) which are specific to certain companies and cannot be relieved against profits in other Group companies.

For financial reporting purposes, loss before income taxes includes the following components:


                   Year ended April 30,
                -------------------------
                  2002    2001      2000
                  ----    ----      ----
                       (GBP'000)

United Kingdom  (1,985)  (3,664)  (2,613)
Overseas           (27)     (33)     (32)
                -------  -------  -------
                (2,012)  (3,697)  (2,645)


The reconciliation of income tax computed at the UK statutory tax rate to the effective rate is:




                                                              Year ended April 30,
                                           ----------------------------------------------------
                                                   2002                2001           2000
                                           (GBP'000)     %    (GBP'000)      %   (GBP'000)  %
Statutory rate                               (604)     (30.0)  (1,110)     (30.0)  (793)  (30.0)
Unrelievable UK tax losses                    550       27.3    1,094       29.6    781    29.5
Non deductible expenses                        54        2.7        -          -      -       -
Other sundry items                              -          -       16        0.4     12     0.5
                                           --------  -------- ---------   -------  -----  ------
                                                -          -        -          -      -       -

It is anticipated that no charge to taxation will arise on the repatriation of overseas retained earnings to the United Kingdom due to the relevant double tax treaties between the United Kingdom and the United States where the Group has a presence.


                                      F16

FUTUREMEDIA  PLC  AND  SUBSIDIARIES
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS


4.     LEASE  COMMITMENTS

OPERATING  AND  CAPITAL  AGREEMENTS

The future minimum rental payments under non-cancelable operating leases at April 30, 2002 are:

                          Motor
                        Vehicles
                          and
                        Equipment
                        ---------
                        (GBP'000)
2003                           9
2004                           2
2005                                 1
2006                          --
                        ---------
2007                          --
                        ---------

Rental expense was GBP40, GBP105 and GBP71for the years ended April 30, 2000, 2001 and 2002.

5.     RELATED  PARTY  TRANSACTIONS

On March 9, 2000, the Company entered into a Finder's Agreement with Noesis Capital Corporation. The Agreement contemplated that Noesis would make introductions on behalf of the Company to facilitate possible future business transactions. The agreement was terminated on July 13, 2000. The Company has made no payments in connection with the Finder's Agreement and it does not expect to make any such payments.

6.     SEGMENT  INFORMATION,  EXPORT  SALES  AND  MAJOR  CUSTOMERS

The Group currently operates in one principal industry segment, the training market. The Group's sales were divided by geographical location of customer as follows:

                            Year ended April 30,
                      ---------------------------------
                      2002          2001           2000
                      ----          ----           ----
                                  (GBP'000)
United Kingdom            849          491          592
Rest of Europe              3          149           57
Rest of the World          59          103          218
                      -------     --------     --------
                          911          743          867
                      =======     ========     ========

During the year ended April 30, 2002, one customer accounted for 69% of sales and another for 9% of sales; during the year ended April 30, 2001, two customers each accounted for 20% of sales; and during the year ended April 30, 2000, one customer accounted for 30% and another for 21% of sales.

                                      F17

FUTUREMEDIA  PLC  AND  SUBSIDIARIES
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

6.     SEGMENT  INFORMATION,  EXPORT  SALES  AND  MAJOR  CUSTOMERS - (CONTINUED)

At April 30, 2002 the major customers identified above accounted for 8% of the amounts receivable, 23% in 2001 and 13% in 2001.

Information  about  the  Group's  operations  by  geographic area is as follows:

                                   United   Rest  of   Eliminations Consolidated
                                  Kingdom  the World  ------------- ------------
                                 --------- ---------
YEAR ENDED APRIL 30, 2002                         (GBP'000)

Net  sales
     Customers                       911          -          -         911
                                  -------  ---------  ---------  ----------
     Total                           911          -          -         911
                                  =======  =========  =========  ==========
Operating loss                    (2,028)         -          -      (2,028)

Net interest income and foreign
currency gains and losses             45        (29)         -          16
                                  -------  ---------  ---------  ----------
Loss before income taxes          (1,983)       (29)         -      (2,012)
                                  =======  =========  =========  ==========
Identifiable assets                2,089        255       (255)      2,089

YEAR  ENDED  APRIL  30,  2001

Net  sales
     Customers                       743          -          -         743
                                  -------  ---------  ---------  ----------
     Total                           743          -          -         743
                                  =======  =========  =========  ==========

Operating loss                    (3,812)         -          -      (3,812)

Net interest expense and foreign
currency gains and losses            148        (33)         -         115
                                  -------  ---------  ---------  ----------
Loss before income taxes          (3,664)       (33)         -      (3,697)
                                  =======  =========  =========  ==========
Identifiable assets                4,947        287       (287)      4,947
                                  =======  =========  =========  ==========
YEAR  ENDED  APRIL  30,  2000

Net  sales
      Customers                     867          -          -          867
                                  -------  ---------  ---------  ----------
      Total                         867          -          -          867

Operating loss                   (2,672)         -          -       (2,672)
                                  =======  =========  =========  ==========
Net interest expense and foreign
currency gains and losses            59        (32)          -          27
                                  -------  ---------  ---------  ----------
Loss before income taxes         (2,613)       (32)          -      (2,645)
                                  =======  =========  =========  ==========
Identifiable assets               4,437        269        (269)      4,437
                                  =======  =========  =========  ==========

Inter-company sales between geographic areas are accounted for at cost plus handling and other similar expenses. Identifiable assets are those used in the Group's operation in each area.




                                      F18

FUTUREMEDIA  PLC  AND  SUBSIDIARIES
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

7.     PENSION  PLANS

The Group operates various defined contribution pension plans on behalf of the directors and other staff. Contributions payable are charged to income as incurred. Contributions by the Group are determined in accordance with the rules of the pension plans. Contributions aggregated GBP43,000 ($63,000) in 2002, GBP51,000 in 2001, and GBP46,000 in 2000. The Group has no obligations in respect of post retirement benefits other than the pension obligations described above.

8.     ACQUISITION  OF  ASSETS  AND  BUSINESS

The Company acquired, on March 1, 2002, the assets and business of Palm Teach Limited for a total consideration of GBP53 ($78) The consideration of GBP53 represents the fair value of the 759,700 shares issued to the shareholders. As of the year end, a substantial portion of the purchase price of the assets and liabilities of Palm Teach limited is recorded as Goodwill, however, a formal purchase price allocation has not been finalized. The Company expects to finalize this in 2003 fiscal year.

9.     INTANGIBLE  ASSETS  AND  GOODWILL


                                 Year ended April 30,
                               -----------------------
                               2002      2001     2000
                               ----      ----     ----
Cost                                  (GBP'000)
At May 1                          264       1,523   1,508
Additions                          53           -      15
Amounts written off                 -      (1,259)      -
                               ------     -------- ------
At April 30                       317         264   1,523
                               ------     -------- ------
Amortization
At May 1                          264       1,414   1,331
Charge for year                     -         109      83

Amounts written off                 -      (1,259)      -
                               ------     -------- ------
At April 30                       264         264   1,414
                               ------     -------- ------
Net book amount at April 30       53            0     109
                               ======     ======== ======


The addition in the current year is the goodwill resulting from the acquisition described in Note 8. As the acquisition was completed after June 30, 2001, no amortisation of goodwill was necessary in accordance with SFAS 142.

                                      F19

FUTUREMEDIA  PLC  AND  SUBSIDIARIES
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS


10.     PROPERTY  PLANT  AND  EQUIPMENT





                                                         April 30,
                                    --------------------------------------------------
                                              2002                       2001
                                    ------------------------    ----------------------
                                    Cost  Depreciation  Net      Cost Depreciation Net

                                                         (GBP'000)

Property improvements . . . . . . .     59      59         -      59      59       -
Audio visual and computer equipment
  Long-term . . . . . . . . . . . . .    -       -         -       -       -       -
  Mid-term. . . . . . . . . . . . . .   78      69         9      78      53      25
  Short-term. . . . . . . . . . . . .  336     237        99     202     116      86
Office equipment. . . . . . . . . .     71      21        50      71      15      56
                                     -----   -----     -----   -----  ------   -----
                                       544     386        15     410     243     167
                                     =====   =====     =====   =====  ======   =====


The net book value includes no amounts in respect of assets held under capital leases.

Freehold land and buildings at a carrying value of GBP908, ($1,328) are held for sale at the lower of cost less depreciation and fair value less costs to sell at April 30, 2002. In March 2001, the Company committed to a plan to sell it's premises. From that time there have been several offers made and attempts to finalize the contractual sale of the premises, but for various reasons, none of these arrangements were finalized. The Company is still actively seeking a purchaser.

11.     INTEREST  EXPENSE

                                                      Year ended April 30,
                                                      --------------------
                                                   2002        2001        2000
                                                   ----        ----        ----
                                                             (GBP'000)
                                Loan interest        29          36          62
                                                   ----        ----        ----
                                                     29          36          62
                                                   ====        ====        ====

12.     CHANGES  IN  SHAREHOLDER  EQUITY

In July 2000, the Company completed an additional private placement under Regulation S pursuant to which the Rennes Foundation purchased 1,944,444 Ordinary Shares and another non-US investor purchased 277,778 Ordinary shares at a price of $1.80 per Share for an aggregate purchase price of approximately $4.0 million in cash

Also in July 2000, an option to purchase 10,000 ordinary shares at a price of $0.50 per ordinary share under the Company's Unapproved Executive Share Option Plan was exercised by an employee of the Company.

In March 2002, the Company contracted for the issue of and received the cash for an aggregate of 4,702,410 Ordinary Shares at a price of $0.083 per Ordinary Share representing an aggregate purchase price of approximately $390,000.

                                      F20

FUTUREMEDIA  PLC  AND  SUBSIDIARIES
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

12.     CHANGES  IN  SHAREHOLDER  EQUITY  -  (CONTINUED)


Also in March 2002, the Company contracted for the issue of an aggregate of 759,700 Ordinary Shares at a market price of $0.07 per Ordinary Share pursuant to the stock transaction for the acquisition of the assets of Palm Teach Limited, together with the issue of an aggregate 702,900 Ordinary shares at a market price of $0.07 per Ordinary share to four key individuals on their joining the Company.

Also in April 2002, the Company contracted for the issue of and received the cash for 3,276,923 Ordinary shares at a price of $0.065 per Ordinary Share representing an aggregate purchase price of approximately $213,000.

Also in April 2002, the Company contracted for the issue of 803,046 Ordinary Shares at a price of $0.07 per Ordinary Share under a Salary sacrifice arrangement, representing an aggregate purchase price of $56,000. At the same time, a further 102,000 Ordinary Shares at a price of $0.07 per Ordinary Share were agreed to be issued in settlement of outstanding invoiced charges for work done for the Company.

At April 30, 2002 there were 854,240 warrants outstanding for the purchase of an equivalent number of Ordinary shares, issued in August 1993,at the time of the Company's initial float, which were due to expire in August 2002. The Company decided to extend these warrants for a further twelve months until August 2003. Persuant to the Loan Stock Agreement, 2002, as at April 30, 2002. there were 2,133,332 warrants outstanding for the purchase of an equivalent number of Ordinary shares.

13.     EMPLOYEE  PROFIT-SHARING  AND  OPTION  PLANS

In July 1993, the Company adopted three employee profits share or share option schemes, as follows.

Under the Company's "Approved Executive Share Option Scheme", options to acquire the Company's Ordinary Shares may be granted to all or selected employees. Any full time employee, other than a director, of the Company who is not within two years of his or her due date for retirement and who, within one year preceding the grant, did not hold more than 10% of the share capital of the Company, is eligible to participate. The exercise price of the options must be no less than 85% of the fair market value of the Company's ADSs on the date of grant. The value of shares underlying the options granted to any employee may not exceed the greater of 100,000 ($162,000) or four times earnings. An option generally becomes exercisable three years after the date on which it was granted, and may not be exercised more than ten years after the date of grant. In certain circumstances, an option will be exercisable after the death or termination of the employment of the option holder. No UK income tax will be payable, even if the options are granted at a discount to market value, either at the time of the grant or the exercise of the options, although there are certain conditions that must be satisfied concerning the timing of any exercise. UK capital gains tax may be payable at the time of the ultimate disposition of the underlying shares.

The Company's "Employee Share Ownership Plan"(also known as the Approved Net Profit Sharing Scheme) provided for the establishment of a trust, to be funded by payments from the Company. The funds in the trust were required to be used to subscribe for shares from the Company, which would then


                                      F21

FUTUREMEDIA  PLC  AND  SUBSIDIARIES
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

13.     EMPLOYEE  PROFIT-SHARING  AND  OPTION  PLANS  -  (CONTINUED)


have been allocated to individual employees. The maximum amount that was permitted be allocated to an individual employee per annum was the greater of GBP3,000 or 10% of salary, up to a maximum of GBP8,000. As of September 2000, this scheme was terminated and the Trust dissolved. No monies had been allocated nor shares purchased.


Under the Company's "Unapproved Executive Share Option Scheme", options may be granted to selected full-time employees, including directors, based on their performance. The exercise price of the options granted must be at least the fair market value of the Company's ADSs. The value of options to be granted is not subject to any financial limit, although the number of shares over which the options may be granted is subject to an overall restriction.

In addition to the foregoing, the Company maintains a net profit sharing plan (the "Employee Profit Share Scheme" or the "Incentive Profit Sharing Scheme") pursuant to which cash may be paid to employees out of the Company's annual profits. No such distributions were made in the years ended April 30, 2001 or 2000. Pursuant to an agreement with the underwriter of the Company's initial public offering, the aggregate value of the cash that may be issued annually under the Employee Profit Share Scheme will not exceed 10% of the Company's pre-tax profits, and, based on the Company's performance, may be limited to 10% of the Company's post-tax profits.

Determinations as to the granting of options to employee-directors are made by the Remuneration Committee.
Under the Approved Executive Share Option Scheme, 2,616 options are outstanding at an exercise price of $4.25 and may be exercised until August 19, 2003, 3,907 options are outstanding at an exercise price of $2.55 and may be exercised until August 19, 2003, 20,500 options are outstanding at an exercise price of $0.90625 and may be exercised until January 16, 2008 and 13,500 options are outstanding at an exercise price of $1.5938 and may be exercised until July 25, 2010.






                                      F22

FUTUREMEDIA  PLC  AND  SUBSIDIARIES
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

13.     EMPLOYEE  PROFIT-SHARING  AND  OPTION  PLANS  -  (CONTINUED)

A summary of the options outstanding under the Company's "Approved Share Option Scheme" as at April 30, 2002 is as follows:




                                        Number of Shares    Weighted
                                         Under Option     Average  Option
                                       -----------------  Price Per Share
                                                         -----------------
Outstanding April 30,1999                     83,421          $1.3154
Options forfeited                            (36,459)         $1.1708
                                      ---------------
Outstanding April 30,2000                     46,962          $1.4277
Options granted                               90,000          $1.5938
Options forfeited                            (58,574)            $1.5741
                                      ---------------
Outstanding April 30,2001                     78,388             $1.5090
Options forfeited                            (37,865)            $1.4767
                                      ---------------
Outstanding April 30, 2002                    40,523             $1.5096
                                      ===============


The following options have been issued under the Company's "Unapproved Executive Share Option Scheme", and were outstanding as at April 30, 2002.







                                                       Exercisable when the
Date            No. of     Subscription     Date       Market Price at least
Granted         Share         Price      Exercisable
------------  ---------    ------------  --------      --------------------
Sep 07, 2000      5,000         0.19     Current       No Restriction
Sep 07, 2000      5,000         0.59     Current       No Restriction
Sep 07, 2000    100,000        $1.00     Current       No Restriction
May 01, 2001     69,750        $0.35     05/01/03      No Restriction
May 01, 2001     69,750        $0.35     11/01/03      No Restriction
May 01, 2001     69,750        $0.35     05/01/04      No Restriction
May 01, 2001     69,750        $0.35     11/01/04      No Restriction
Oct 27, 1996    100,000        $0.25     Current         $ 1.00
Jan 17, 1997      5,000        $0.19     Current       No Restriction
Oct 30, 1997      5,000        $0.19     Current       No Restriction
Feb 14, 2002    474,750        $0.15     07/01/02      No Restriction
Feb 14, 2002  1,441,359        $0.15     03/01/03      No Restriction
Feb 14, 2002    474,750        $0.10     07/01/02      No Restriction
Feb 14, 2002  1,568,892        $0.10     03/01/03      No Restriction
              ---------
              4,458,751
              =========

The Company accounts for options granted under these plans in accordance with the provisions of APB No. 25.

                                      F23

FUTUREMEDIA  PLC  AND  SUBSIDIARIES
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

13.     EMPLOYEE  PROFIT-SHARING  AND  OPTION  PLANS  -  (CONTINUED)

In February, 2002, 1,075,000 existing options to purchase ordinary shares under the Unapproved Executive Share Option Scheme at prices varying from $0.59 to $3.00 per Ordinary share were cancelled and replaced with options to purchase 556,417 Ordinary shares at $0.10 per Ordinary share and 518,083 Ordinary shares at $0.15 per Ordinary share, vesting between July 2002 and March 2003, and are now accounted for as variable options. There is an immaterial difference between the exercise price of the variable options and the trading price of the Company's stock at the year end, therefore no compensation expense was recorded in the current fiscal year.

A  summary  of  the  options  outstanding  under the Company's "Unapproved Share
Option  Scheme"  as  at  April  30,  2001  is  as  follows:

                                      Number of       Weighted
                                       Shares      Average Option
                                     Under Option  Price Per Share
                                     -------------  ---------------
Outstanding at April 30, 1999           1,535,000          $0.81
Options granted                           484,000          $0.87
Options lapsed                           (225,000)         $0.79
Outstanding at April 30, 2000           1,794,000          $0.83
                                     -------------
Option granted                          1,010,001          $1.41
Options lapsed                           (280,667)         $1.47
Options exercised                         (10,000)         $0.50
                                     -------------
Outstanding at April 30, 2001             2,513,334          $0.99

Options  granted                        4,742,251         $0.165
Options  lapsed  and  cancelled        (2,796,834)        $0.9056
                                     -------------
Outstanding at April 30, 2001           4,458,751         $0.1605
                                     =============


No share options were granted at market price in the year to April 30, 2002. 313,338 share options were granted at market price in the year ended April 30, 2001.

No share options were granted at below market price in the year ended April 30, 2002. The weighted average fair value of options granted at below market price in the year ended April 30, 2001 was GBP0.60 ($0.86). The weighted average fair value of options granted above market price in the year ended April 30, 2002 was GBP0.04 ($0.06), 2001 GBP0.28. The determination of the fair value of all stock options granted in 2002, 2001 and 2000 was calculated using the Black Scholes method based on (i) risk-free interest rates of 3.84% (2001: 5.25% and 2000:
5.25%), (ii) expected option lives of 3 to 5 years (weighted average 3.3 years),
(iii)  dividend yield of 0% and iv) a volatility of 0.318 (2001: 1.276 and 2000:
0.919).



                                      F24

FUTUREMEDIA  PLC  AND  SUBSIDIARIES
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS


13.     EMPLOYEE  PROFIT-SHARING  AND  OPTION  PLANS  -  (CONTINUED)


The following table summarizes the pro-forma consolidated results of operations of the company had the fair value based method of SFAS No. 123 been used in accounting for stock options.






                                         Year  ended  April  30
                                         ----------------------
                                    2002     2002     2001     2000
                                    ----     ----     ----     ----
                                  ($'000) (GBP'000) (GBP'000) (GBP'000)

Net loss as reported              (2,944)  (2,012)  (3,697)   (2,645)

Pro-forma                         (3,009)  (2,056)  (3,892)   (2,808)

                                    $        GBP      GBP       GBP
Net loss per share as reported    (0.10)    (0.07)  (0.13)     (0.11)

Pro-forma                         (0.10)    (0.07)   (0.13)   (0.12)


14.     NEW  ACCOUNTING  PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board finalized FASB Statement No. 141, "Business Combinations" ("SFAS 141") and Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognized acquired intangible assets apart from goodwill if they meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. Accordingly, the Company accounted for the acquisition as described in Note 8 in accordance with SFAS 141.

SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. This Statement changes the accounting for goodwill from an amortization method to an impairment-only method. The amortization of goodwill, including goodwill recorded in past business combinations will cease upon adoption of this Statement, which will begin with the Company's fiscal year beginning May 1, 2002. However, goodwill and intangible assets acquired after June 30, 2001 will be subject to immediate adoption of the Statement. The adoption of this standard will not have a material effect on the consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", in that it removes goodwill from its impairment

                                      F25

FUTUREMEDIA  PLC  AND  SUBSIDIARIES
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

14.  NEW  ACCOUNTING  PRONOUNCEMENTS  -  (CONTINUED)


scope and allows for different approaches in cash flow estimation. However, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of. SFAS No. 144 also supersedes the business segment concept in APB Opinion No. 30, "Reporting the Results of
Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," in that it permits presentation of a component of an entity, whether classified as held for sale or disposed of, as a discontinued operation. However, SFAS No.144 retains the requirement of APB Opinion No. 30 to report discontinued operations separately from continuing operations. The Company is required to adopt the provision of SFAS No. 144 beginning with its fiscal year that starts May 1, 2002. The Company is still evaluating the effect of the standard on its consolidated financial statements.

In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This statement provides guidance on the classification of gains and losses from the extinguishment of debt and on the accounting for certain specified lease transactions. The adoption of this statement will not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS No. 146"). SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 also addresses recognition of certain costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and termination benefits provided to employees that are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Given that SFAS No. 146 was issued in June 2002 and is not yet effective, the impact on the Company's financial position or results of operations from adopting SFAS No. 146 has not been determined.

15.  COMMITMENTS

The Company has secured the provision of its Internet Service Provider (ISP) service requirements with Siemens UK Ltd. for a period of three years commencing September 2001. The terms of the contract allow termination on three months notice after the completion of the first year. In April 2001, the Company contracted with Consignia Plc (UK) for the provision of a learning management system comprising a hosted service together with learning content for a period of 22 months commencing June 1, 2001. The total value of the contract was approximately GBP1,000,000 ($1,438,600).



                                      F26
























FUTUREMEDIA  PLC  AND  SUBSIDIARIES
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

16.     SUBSEQUENT  EVENTS


Subsequent to the year end, in May 2002, the Company completed the acquisition of C2W limited, a small UK based consultancy company specializing in resource management, in an all-paper transaction at a net value of GBP29,000 ($45,000), though the three personnel associated with that company had been employed by Futuremedia since the beginning of April 2002. It is anticipated that the acquisition will greatly assist the growth of the Company's knowledge management capabilities, leveraging the contacts C2W has in the resource, environmental and property sectors.

In April 2002, the Company had contracted with another private UK investor for the issue of a total of 7,646,154 Ordinary shares at a price of $0.065 per Ordinary share for a total purchase price of GBP350,000 ($497,000), payable by instalment by the end of September 2002. No provision has been made in the financial reports in respect of this agreement. Subsequent to the year end, this investor defaulted on a substantial part of this commitment. Alternative investors were found to replace the defaulted amounts, and the full investment was completed in November, 2002.

In October 2002, the Company completed a new investment round from existing investors and affiliates, raising a further GBP150,000 ($230,000), represented by the issuance of a further 2.7 million (approximately) shares at a price of $0.085 per share, at market rate.



17.  PREPAID EXPENSES


Prepaid expenses for the year ended April 30, 2002 of GBP393 includes the forward purchase of learning materials in respect of existing customer contracts of GBP276, together with prepaid expenses for hosting services, dues and subscriptions, insurances and salary sacrifices aggregating GBP117.

Prepaid expenses for the year ended April 30, 2001 of GBP444 included the forward purchase of learning materials of GBP386, together with prepaid expenses for hosting services, office rent, insurances, dues and subscriptions and leasing cost aggregating GBP58.

                                      F27