Form 20-F
period 2003-04-30
FUTUREMEDIA PLC
filed 2003-11-17
CIK 906476

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

                    For the fiscal year ended April 30, 2003.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

        For the transition period from ______________ to _______________

                         Commission File Number 0-21978
                                               ----------

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
             (Exact name of registrant as specified in its charter)

                                England and Wales
                 (Jurisdiction of incorporation or organization)

         NILE HOUSE, NILE STREET, BRIGHTON, EAST SUSSEX BNI 1HW, ENGLAND
                    (Address of principal executive offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities  registered or to be registered pursuant to Section 12(g) of the Act:
American Depositary Shares (each representing one Ordinary Share)
Ordinary Shares of 1 1/9 p each
Redeemable Warrants

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of period covered by the annual report:
78,194,457 Ordinary Shares of 1 1/9 p each.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes      X        No
        ----      ----
Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17           Item 18       X
          ----               -----

                                TABLE OF CONTENTS

EXPLANATORY NOTE...............................................................2
COMMUNICATIONS WITH HOLDERS OF ADSS............................................3
WARNINGS REGARDING FORWARD LOOKING STATEMENTS..................................4
PART I.........................................................................5
   ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS..............5
   ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE ITEM.......................5
   ITEM 3.  KEY INFORMATION....................................................5
   ITEM 4.  INFORMATION ON THE COMPANY........................................15
   ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS......................24
   ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES........................33
   ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.................38
   ITEM 8.  FINANCIAL INFORMATION.............................................41
   ITEM 9.  THE OFFER AND THE LISTING.........................................42
   ITEM 10. ADDITIONAL INFORMATION ...........................................45
   ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........49
   ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES............49
PART II.......................................................................49
   ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...................49
   ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF
            SECURITY HOLDERS AND USE OF PROCEEDS..............................49
   ITEM 15. CONTROLS AND PROCEDURES...........................................50
   ITEM 16. [RESERVED]........................................................50
PART III......................................................................50
   ITEM 17. FINANCIAL STATEMENTS..............................................50
   ITEM 18. FINANCIAL STATEMENTS..............................................51
   ITEM 19. EXHIBITS..........................................................52
   SIGNATURES  ................................ ..............................54

                                EXPLANATORY NOTE

As used herein, except as the context otherwise requires, the terms "Company" and "Futuremedia PLC" refer to Futuremedia Public Limited Company and its subsidiaries. The Company is organized under the laws of England and Wales. The Company's offices are located at Nile House, Nile Street, Brighton, East Sussex BNI 1HW, England. The Company's telephone number is 011-44-1273-829700. The Company does not have offices in the United States.

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

The Company publishes its Consolidated Financial Statements expressed in United Kingdom ("UK") pounds sterling. Such financial statements are prepared in conformity with United States generally accepted accounting principles ("US GAAP"). In this document, references to "US dollars", "US$", "cents" or "$" are to United States ("US") currency and references to "pounds sterling", "sterling", "GBP", "pence" or "p" are to UK currency. Solely for convenience, this Report contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or any other rates. Unless otherwise indicated, the translation of pounds sterling into US dollars have been made at the rate of GBP1.00 = $1.5998, the Noon Buying Rate in New York City for cable transfers in pounds sterling as certified for customs purposes, by the Federal Reserve Bank of New York (the "Noon Buying Rate") on April 30, 2003. On November 12, 2003 the Noon Buying Rate was GBP 1=$1.6651. For information regarding rates of exchange between pounds sterling and US dollars from fiscal 1998 to the present see "Item 3 Selected Financial Data - Exchange Rates."

The Company's Fiscal year ends on April 30 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated.

References in this annual report to the "Companies Act" are to the Companies Act 1985, as amended, of Great Britain; references to the "EU" are to the European Union.

The Company furnishes the Depositary with annual reports containing audited consolidated financial statements and an opinion thereon by independent auditors. The Company also furnishes to the Depositary all notices to shareholders of the Company. The Depositary makes such notices, reports and communications available for inspection by record holders of ADSs and, at the Company's request and expense, the Depositary mails such notices and communications to all record holders of ADSs. Only persons in whose names ADSs are registered on the books of the Depositary will be treated by the Depositary and the Company as holders of ADSs.

Information contained on any of the Company's Internet websites, or any other websites referred to herein, does not constitute part of this report and is not incorporated by reference herein.

                       COMMUNICATIONS WITH HOLDERS OF ADSS

In advance of the Company's Annual General Meeting held on April 17, 2003, the Company advised holders of ADSs that, to minimize expenses, it had decided not to distribute to holders of ADSs a hard copy of the Company's annual report to shareholders. Instead, the annual report was made available on the Company's website (www.Futuremedia.com) and, on request, in hard copy from the Company or from the Depositary. The annual report was also filed electronically with the United States Securities and Exchange Commission ("SEC") on Form 6-K. The Company believes that this manner of making information available to holders of ADSs is consistent with its obligations under applicable law and reserves the right to make future information available in a similar manner.

                  WARNINGS REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Report and in the documents incorporated by reference are forward-looking statements made pursuant to the safe harbor provisions Section 21E of the Securities Exchange Act of 1934, as amended. In essence, forward-looking statements are predictions of future events. Although the Company would not make forward-looking statements unless it believed it had a reasonable basis for doing so, the Company cannot guarantee the accuracy of such statements and actual results may differ materially from expectations.

The Company's forward-looking statements are accurate only as of the date of this Report, or in the case of forward-looking statements in documents incorporated by reference, as of the date of those documents. The Company identifies forward-looking statements with the words "plans", "expects", "anticipates", "estimates," "will",. "should" and similar expressions. Examples of the Company's forward-looking statements may include statements related to:

     -    the  Company's   plans,   objectives,   expectations  and  intentions,
          including without limitation the Company's expectations regarding future working capital requirements and financial results;

     - the timing, availability, cost of development and functionality of products and solutions under development or recently introduced; and

     - the anticipated growth rate of the market for Internet-based learning technologies and products in general and the Company's products and solutions in particular.

All forward-looking statements in this Report (or in documents incorporated by reference herein) are subject to risks and uncertainties, both known and unknown, that may cause actual results to differ materially from expectations. Such factors include those discussed in the Risk Factors set forth in Item 3.D. below as well as those discussed elsewhere in this Report. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based.

PART I



ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.
          ------------------------------------------------------

Not Applicable

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.
          ----------------------------------------

Not Applicable

ITEM 3.   KEY INFORMATION.
          ---------------

SELECTED CONSOLIDATED FINANCIAL DATA.

          ------------------------------------
The selected consolidated financial data as of April 30, 2002 and 2003 and for the years ended April 30, 2001, 2002 and 2003 have been derived from the audited consolidated financial statements of the Company included elsewhere in this Report. The selected consolidated financial data as of April 30, 1999, 2000 and 2001, and for the years ended April 30, 1999 and 2000 have been derived from the audited consolidated financial statements of the Company, which are not included in this Report.

The information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Company's audited consolidated financial statements and notes thereto and the discussion thereof included herein.

Income Statement Data                                                 Years Ended April 30
                                           ---------------------------------------------------------------------------
                                             2003(1)       2003         2002         2001         2000         1999
                                             -------       ----         ----         ----         ----         ----

                                                             (in thousands, except per share data)

                                               $           GBP          GBP          GBP          GBP         GBP
Net Sales...........................         2,147        1,342         911          743          867        1,534
Operating loss......................        (1,665)      (1,041)      (2,028)      (3,812)      (2,672)     (1,060)
Loss before income taxes............        (1,740)      (1,088)      (2,012)      (3,697)      (2,645)     (1,122)
Net loss............................        (1,740)      (1,088)      (2,012)      (3,697)      (2,645)     (1,122)
Net loss per share - basic and diluted       (3.74)c      (2.34)p      (6.60)p     (12.71)p     (11.17)p     (5.77)p





Balance Sheet Data                                                          At April 30,
                                            -----------------------------------------------------------------------------
                                              2003(1)          2003         2002         2001       2000         1999
                                              -------          ----         ----         ----       ----         ----

                                                              (in thousands, except number of shares)

                                                 $             GBP          GBP          GBP         GBP          GBP
Cash and cash equivalents...........               699           437          445        2,547      2,612         435
Total assets........................             5,049         3,156        2,089        4,713      4,437       2,461
Total current liabilities...........             2,529         1,581        1,522        2,208        845         366
Long-term debt and capital lease
obligations.........................                 -            -                        442        384         850
                                                                                -
Stockholders' equity................             2,520         1,575          567        2,063      3,208       1,245
Number of Stock.....................        78,194,457    78,194,457   29,648,374   29,648,374 27,416,152  20,684,522
Stock to be issued..................                 -             -   10,346,979            -          -           -

(1)  US dollar amounts have been  translated  solely for convenience at the Noon
     Buying Rate on April 30, 2003 of GBP1.00 = $1.5998.

EXCHANGE RATES

The Company publishes its financial statements in pounds sterling. The majority of the Company's revenues are denominated in pounds sterling and the majority of the Company's expenses and debt are denominated in Pounds Sterling.

The following sets forth the exchange rate between the Company's financial reporting currency, the Pound Sterling, and the US dollar, using the Noon Buying Rate.

         (a) The exchange rate as of July 31, 2003, the end of the Company's first fiscal quarter, was GBP1=$1.6165, and at November 12, 2003 was GBP1=$1.6651.

         (b) The high and low exchange rates for each month during the previous six months expressed in US dollars per pound sterling were as follows:

                                               HIGH              LOW

                  October, 2003.........      1.6995            1.6618
                  September, 2003.......      1.6671            1.5684
                  August, 2003..........      1.6185            1.5100
                  July, 2003............      1.6689            1.5913
                  June, 2003............      1.6854            1.6360
                  May, 2003.............      1.6548            1.5985

         (c) For the five most recent fiscal years, the average rates for each period, calculated by using the average of the exchange rates on the last business day of each month during the period, were as follows:

                  Year Ended April 30                 Average

                  1999...................              1.6210
                  2000...................              1.6113
                  2001...................              1.4676
                  2002...................              1.4339
                  2003...................              1.5684

B.       CAPITALIZATION AND INDEBTEDNESS.
         -------------------------------
Not Applicable

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS.
         ------------------------------------------
Not      Applicable

D.       RISK FACTORS.
         -------------
This Report contains forward-looking statements, which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following Risk Factors and elsewhere in this Report.

         Financial Condition and Liquidity

As of September 30, 2003, the Company had working capital of GBP237,000 ($379,000). At November 12, 2003, the Company's cash resources and available borrowings are less than the resources the management intends to use for maintaining the current level of operations for the next twelve months. However, management believes that the improved levels of order intake and sales prospect pipeline since the end of the year, notably the recent order for the Company's Learning for All product from the Royal Mail, have improved the expectation of revenues and cashflows to the extent that the Company's requirement for working capital and capital investment for the remainder of the current fiscal year will be met from trading activities.

                Listing Maintenance Criteria for Nasdaq System;
                    Disclosure Relating to Low-Priced Stocks

The Company's ADSs, as evidenced by ADRs, which in turn evidence the Company's Ordinary Shares, are currently traded on the Nasdaq SmallCap Market. No assurance can be given that an orderly trading market will be sustained in the future. Also, Nasdaq, requires that, in order for a company's securities to continue to be listed on the Nasdaq SmallCap Market, the company must maintain either a minimum stockholder's equity of $2,500,000, $35,000,000 in market capitalization~ or net income of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. The Company had unaudited stockholder's equity of $2,536,000 at September 30, 2003, net loss for the financial year ended April 30, 2003 of $1,740,000 and a market capitalization of $38.3 million on November 12. 2003. In addition, continued inclusion requires that the Company maintain two registered and active market-makers. The failure to meet these listing maintenance criteria in the future may result in the de-Listing of the Company's ADSs from the Nasdaq SmallCap Market. There can be no assurances that the Company will be able to continue to satisfy the applicable standards for continued listing on the Nasdaq Smallcap Market. A failure to maintain such listing could have a material adverse effect on the Company's business and financial condition and on the liquidity and market value of the ADSs. In addition, in the event the Company's ADSs are delisted from the Nasdaq SmallCap Market, the Company's ADSs and
Ordinary Shares may become subject to the "penny stock" rules of the United States Securities and Exchange Commission (the "Commission"). A "penny stock" is generally an equity security with a market price of less than $5 per share which is not quoted through the Nasdaq system or a national securities exchange in the US. Due to the risks involved in an investment in penny stocks, US securities laws and regulations impose certain requirements and limitations on broker/dealers who recommend penny stocks to persons other than their established customers and accredited investors, including making a special written suitability determination for the purchaser, providing purchasers with a disclosure schedule explaining the penny stock market and its risks and obtaining the purchaser's written agreement to the transaction prior to the sale. These requirements may limit the ability of broker/dealers to sell penny stocks. Also, because of these requirements and limitations, many broker/dealers may be unwilling to sell penny stocks at all. In the event the Company's Ordinary Shares become subject to the Commission's rules relating to penny stock, the trading market for the ADSs may be materially adversely affected.

         Dependence on Market for e-Learning

Most of the Company's  revenues are directly or  indirectly  related to spending and investment plans of large corporate businesses and public sector organizations on emerging net-based learning technologies and associated services. These large businesses and public sector organizations may be subject to significant fluctuations as a consequence of general economic conditions, industry patterns or other factors affecting such spending and investment. Expenditures for products and services such as the Company's are directly affected by these fluctuations. The Company expects that its operations will continue to depend on these factors. Fluctuations, downturns or slowdowns in these large businesses could have a material adverse effect on the Company's business, financial condition and results of operations.

         New Products and Technological Change

The Company's business will be significantly influenced by technological changes and innovations. The market for the Company's products is characterized by rapidly changing technology, evolving industry standards and frequent introductions of new products. The Company has historically derived a significant portion of its revenues from the sale of new and enhanced products. The Company's future success will depend upon its ability to enhance its existing products and to develop and introduce, on a timely and cost-effective basis, new competitive products with features that meet changing customer requirements and address technological developments.

The Company's products could be rendered obsolete by new customer requirements or the emergence of new technologies. The failure of the Company to develop, manufacture and sell new products and product enhancements in quantities sufficient to offset a decline in revenues from existing products or to manage product transitions successfully, would have a material adverse effect on the Company's business, financial condition and results of operations.

Because of the complexity of the Company's products, significant delays can occur between a product's initial introduction to the market and wide market acceptance. In addition, new products or enhancements may contain errors or performance problems when first introduced, when new versions are released or even after such products or enhancements have been used for a period of time. Despite testing by the Company, such defects may be discovered only after a product has been installed and used by customers. Such errors or performance problems could avoid detection in future upgrades and result in expensive and time consuming design modifications, damaged customer relationships and a loss of market share.

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

The development of new products has required, and will continue to require, the Company to spend significant financial and management resources. The Company's business would be materially adversely affected if the Company were to incur delays in developing new products or enhancements or if such products or enhancements did not gain market acceptance. In addition, there can be no assurance that products or technologies developed by one or more of the Company's present or potential competitors could not render obsolete both present and future products of the Company.

There is no assurance that the useful life of any product will be long enough to enable the Company to recover its development costs. In addition, sales of certain of the Company's products generally may tend to decline over time unless the products are enhanced or repackaged.

         Changing Customer Preferences

Customer preferences for instructional learning programs, entertainment and other software products are continually changing. There can be no assurance that the Company's products will receive and/or maintain substantial market acceptance. Changes in customer preferences could adversely affect levels of market acceptance of the Company's products and its operating results.

         Competition

The net-based learning business remains rapidly evolving with a growing number of competitors and is subject to rapid technological change. The Company currently competes both with smaller UK based companies as well as larger multinational firms in the development and implementation of net-based learning products. Many of these competitors are more established, better capitalized and have a better market position than the Company.

In addition, these competitors may have the ability to respond more quickly to new or emerging technologies, may adapt more quickly to changes in customer requirements and may devote greater resources to the development, promotion and sale of their products and services than the Company. The Company may also have a cost disadvantage compared to competitors who have greater direct buying power from suppliers or who have lower cost structures.

         Early Stage of Market Development

The markets for most of the Company's products are at a relatively early stage of development and customer acceptance. Broader acceptance of the Company's products will depend on customer and end-user reaction to those products and the price and performance of the Company's and its competitors' products. The Company believes that the development of these markets will, in part, depend on the success of the Company's efforts to inform and demonstrate to its customers the perceived efficacy of the Company's products. These markets may never develop further and the Company's products may not achieve broader market acceptance.

         Reliance on Corporate Customers; Lengthy Sales Cycle

A substantial portion of the Company's revenues is derived from sales of its products and services to large corporate customers who use the Company's products on their own network infrastructure. These customers demand highly reliable products and often require up to several months to evaluate and test the effectiveness of the Company's products before deciding whether to commit to purchase. Such evaluations are commonly based on the Company providing demonstration material based on existing solutions produced for other customers and frequently require significant pre-sales activity.

If a corporate customer decides to purchase the Company's products, the sales volume of these products will be significantly dependent upon the timing and effectiveness of the efforts of that customer in incorporating the Company's products into the customer's infrastructure. Some of the Company's customers may also source third party e-Learning content products that compete with the Company's products. These customers could give higher priority to the use of competing products. Some of the Company's customers do not have exclusive or long-term purchase obligations with the Company. The failure of customers to decide to purchase the Company's products after the Company spends significant marketing resources and the possibility that customers may source third party competing products could each have a material adverse impact on the Company's business, financial condition and results of operations.

         Reliance on Significant Customers

For the fiscal year ended April 30, 2003, the Company's two largest customers together represented approximately 69% of gross sales of the Company. The loss of either of these major customers could have a material adverse effect on the Company's business, financial condition and results of operations.

         Overseas Customers

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

         Dependence on Limited Sources of Supply

The Company relies on one or only a limited number of suppliers for certain key software components, hosting services and e-Learning content. These suppliers are located in various countries and typically trade through European subsidiaries. As a result, the Company's relationships with these suppliers are subject to political, legal, economic and other uncertainties, in addition to general risks associated with reliance on limited sources of supply. A change of control of a supplier could also adversely affect the Company's ability to obtain supplies and provide continuity of service on the same or other favorable terms, if at all. The Company does not have long-term purchasing arrangements with all of its suppliers. Obtaining an alternative source of supply of critical software components, hosting services and e-Learning content could involve significant delays and other costs, may not be available to the Company on reasonable terms, if at all, and may have a material adverse effect on the Company's business, financial condition and results of operations. The failure of a software component supplier, service provider or e-Learning content provider to provide acceptable quality and timely updates and/or support at an acceptable price, or an interruption of supplies, hosting services or support from such a supplier or provider as a result of a fire, natural calamity, strike or other significant event could materially and adversely affect the Company's business, financial condition and results of operations.

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

         Dependence on Partnerships

Some of the Company's products are built on a model that seeks to bring together the best available content, technology and services from the best vendors. A significant proportion of the Company's proposition is therefore based on the strength of its partnership relations and the Company cannot guarantee that it will be able to maintain the required ongoing relationships with its partners.

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

         Foreign Trade Regulations

While the Company sells non-UK-produced products, it generally purchases them from associates of foreign suppliers. The Company's ability to remain competitive with respect to the pricing of the imported components could be adversely affected by increases in tariffs or duties, currency fluctuations, changes in trade treaties, strikes in air or sea transportation, and possible future European legislation with respect to pricing and import quotas on products from non-EU countries. The Company's ability to be competitive in or with the sales of imported components also could be affected by other governmental actions related to, among other things, anti-dumping legislation and international currency fluctuations.

         Absence of Dividends

The Company has not paid cash dividends during its history with the exception of a dividend paid in 1990. It is unlikely that the Company will declare or pay cash dividends in the foreseeable future. The Company intends to retain earnings, if any, to expand its business operations.

         Changes in Exchange Rates

A majority of the Company's revenues to date have been received in pounds sterling and the Company maintains its financial statements in pounds sterling. However, revenues and proceeds of funding activities are sometimes received in US dollars, euros and other European currencies, which are translated into pounds sterling as the Company's functional currency. Fluctuations in the value of the pound sterling against the US dollar, euro and other European currencies have caused, and are likely to cause, amounts translated into pounds sterling to fluctuate in comparison with previous periods. The Company currently does not engage in any hedging transactions that might have the effect of minimizing the consequences of currency exchange fluctuations. Such fluctuations may adversely affect the Company's results of operations.

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

         Possible Issuance of Additional Shares

The Company presently has outstanding options and warrants, pursuant to which an aggregate of 5,760,192 Ordinary Shares may be issued upon exercise thereof. The issuance of any additional Ordinary Shares, whether upon the exercise of derivative securities, including options and/or warrants, in connection with a financing or otherwise, including additional Ordinary Shares issuable as a consequence of any anti-dilution provisions set forth in the instruments evidencing such derivative securities, would reduce the proportionate ownership and voting power of then-existing Stockholders.

         Risks Associated with Incorporation in England and Wales

The Company is incorporated under English law. The rights of holders of the Shares are largely governed by English law, including the Companies Act 1985, and by the Company's Memorandum and Articles of Association. These rights differ in certain respects from the rights of stockholders in typical US corporations.

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

ITEM 4.  INFORMATION ON THE COMPANY.
         --------------------------

A.       HISTORY AND DEVELOPMENT OF THE COMPANY.
         -----------------------------------------
The legal and commercial name of the Company is "Futuremedia Public Limited Company" or "Futuremedia PLC".

The Company was incorporated in England and Wales as a private limited company in 1982.

The Company is domiciled in England and Wales. It is incorporated in and under the legislation of England and Wales. The address of the Company's registered office is Nile House, Nile Street, Brighton, East Sussex, BN1 1HW, England and the telephone number of the Company's registered office is 01273 829700.

The Company provides e-Learning solutions to the corporate market. The main elements of the services provided by the Company are; (i) the development and distribution of its web-based Learning Management System, "SolstraTM "; (ii) the development and distribution of its complete e-Learning solution, "easycando ";
(iii) project management and instructional design of e-Learning content; (iv) aggregation, brokerage and distribution of leading e-Learning content and applications technologies from leading third party vendors; and (v) consulting and other professional services to support the development and the successful implementation of e-Learning solutions.

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

Recognizing the potential impact on the learning market of the developments being made in Intranet and Internet environments, the Company commenced the development of SolstraTM in 1997 with BT Group PLC ("BT"), launching the first version of the product in February 1998. In March 2000, the Company launched easycando, its Internet learning portal.

Since April 30, 2000, the Company has invested in capital expenditure totaling GBP350,000 ($560,000) for upgrades to its accounting system, network servers, backup system, power supplies, internal telephone system and fire alarm systems together with the routine upgrading and provision of desktop and laptop computers and accessories as required. During the year ended April 30, 2003, investments in capital expenditure used GBP12,000 ($19,000) of cash. The Company continues to outsource a portion of its production activity and consequently the equipment now used comprises network hardware, desktop personal computers, laptops and servers required to support the ongoing business. Since its move to Brighton in May 2003, network cabling is provided by the landlord under the leasing arrangement. Where appropriate, the Company owns its capital equipment, and it endeavors to maintain a program of upgrading to ensure the cost-effective provision of desktop and laptop tools to its employees. All equipment acquired for this purpose is industry-standard. For servers to support its Internet portal business, the Company constantly reviews the buy/lease options available and has in the past used both options when appropriate. This equipment is typically located in secure co-location sites. During fiscal 2001, the Company invested GBP130,000 in capital expenditure and in fiscal 2002 it invested a further GBP137,000.

The Company intends to continue to invest in computer and other equipment to support its business, but as of November 12, 2003 does not have any principle capital expenditures in progress.

In January, 2003, the Company contracted for the sale of its premises at Media House, Arundel Road, Walberton for a total sale price of (GBP)750,000. The terms of the sale provided for the sale to be divided and sold in two stages, one for (GBP)300,000 in January 2003, and the remaining (GBP)450,000 at a time in the future to be determined by the Company's successful acquisition of new leased premises, but in any case by the end of May, 2003. This event subsequently occurred on May 27, 2003 when the Company relocated to Brighton in East Sussex, some twenty miles from its original location. The ensuing book loss of (GBP)118,000 was all recognized in the year ended April 30, 2003. On completion of the first sale, the Company repaid the balance outstanding on the Loan Stock Agreement that had been extended from its original maturity date of July, 2002. In order to be able to do so and still provide ongoing working capital, the Company arranged for a bridging mortgage of (pound)300,000 from a major bank. The mortgage was repaid in May, 2003 on final sale.

Recent Developments

In May 2002, the Company completed the acquisition of C2W limited, a small UK based consultancy company specializing in resource management, in an all-paper transaction at a net value of GBP29,000 ($46,000), though the three personnel associated with that company had been employed by Futuremedia since the beginning of April 2002. It is anticipated that the acquisition will greatly assist the growth of the Company's knowledge management capabilities, leveraging the contacts C2W has in the resource, environmental and property sectors.

In September  2002, the Company issued  7,644,346  Ordinary Shares at a price of
GBP 0.0458   ($0.065)  per   Ordinary   Share  for   aggregate   proceeds  of
approximately GBP 350,000 ($560,000) pursuant to a Regulation `S' placement.

In October 2002, the Company issued 2,727,647 Ordinary Shares at a price of GBP 0.053 ($0.085) per Ordinary Share for aggregate proceeds of approximately GBP 145,000 ($232,000) pursuant to a Regulation `S' private placement.

In April 2003, the Company engaged in a number of activities with the object of improving its financial standing, addressing its strategic aims with regard to the need to develop a third-generation learning management system providing further working capital for the business and to ensure it continues to meet all the criteria for continued listing on the Nasdaq SmallCap Market:

Firstly, in April 2003, the Company completed a private placement at market value which resulted in the securing of (pound)1.2 million ($1.9 million) of new funds from existing and new shareholders, including participation by certain employees and directors, in exchange for the issue of approximately 19 million Ordinary Shares. Of the GBP 1.2 million, GBP 239,000 was outstanding at
April 30, 2003, and was received subsequently to the year end.

Secondly, in April 2003, Futuremedia acquired a 21% equity stake in Luvit AB ("Luvit"), a Swedish e-Learning solutions provider, by the investment of GBP 641,000 ($1.0 million) directly in Luvit for the issue of 7.8 million new Luvit shares, and at the same time acquiring a further 3.35 million Luvit shares from Volito AB, a Swedish investment house, in exchange for the issue of approximately 4.7 million Futuremedia shares, bringing Futuremedia's total holding in Luvit to 29.8%. The Company expects that the investment in Luvit is a first step in expanding the Company's position in Europe outside the United Kingdom. This investment has been accounted for under the equity method.

Thirdly, in April 2003, Futuremedia acquired, by the issue of 3.5 million Ordinary Shares, the whole of the share capital of Activna Objects Limited, a UK company that with rights to a software tool that the Company believes will substantially reduce the development time and cost for a new third generation e-Learning management system.

Subsequent to the year-end, in July, 2003, Futuremedia acquired the entire share capital of Temp Limited, into which had been transferred the business and assets of IQDos Limited, for the issue of 1.125 million Ordinary Shares, valuing the acquisition at approximately $380,000. IQDos Limited, a wholly-owned subsidiary of Excel Communications Limited, specializes in the production of bespoke e-Learning content and also provides e-Learning consultancy services.

In August, 2003, the Company completed a further private placement of approximately 5.0 million Ordinary shares, or 6.2% of the issued share capital, at a price of $0.22 per Ordinary Share (representing a discount to the market price at the time), for a total sum raised price of approximately GBP 660,000 ($1.1 million). As the placement was completed at a discount to then current market price, no members of senior management or the Board of Directors participated in the offering.

The Company believes that, as a result of the acquisitions it has made, it will be able to offer to the market place a demonstrable capability of providing a single point of supply solution to its clients' e-Learning requirements, that should translate into increasing revenues and improved profitability.

In August, 2003, Volito AB, contracted for the purchase of 387,597 Ordinary Shares at the then market price of $0.387 per Ordinary Share for a total purchase price of $150,000.

In September, 2003, a number of the Company's staff exercised part or all of their share options to purchase Ordinary Shares under the Company's Unapproved Executive Share Option scheme for a total of 188,838 Ordinary Shares at an average price of $0.109 per Ordinary share. None of these staff were members of senior management or the Board of Directors.

In November, 2003, the Company contracted with Royal Mail to increase the reach of its e-Learning offering to include all eligible employees and not limit the e-Learning opportunity to those who have Internet access in their workplace by making available the Company's recently-announced Learning For All product. This product provides the participants with the hardware, software (both domestic and on-line) together with Internet connection in their homes for a period of three years. The employee uses a UK tax incentive scheme based on a salary sacrifice principle to pay for the Package. Participation is optional, but it is anticipated that the revenue arising from this contract will be in the order of GBP 2.0 million to GBP 3.0 million ($3.2 to $4.8 million) over the next three years, commencing immediately.


B.       BUSINESS OVERVIEW.
         ------------------

THE INTERACTIVE LEARNING AND COMMUNICATIONS INDUSTRY

e-Learning is the industry term for Internet-enabled and technology distributed education and training. The key components of e-Learning are content, technology and services.

e-Learning content ranges from basic Hyper Text Markup Language ("HTML") pages and documents to fully interactive events and simulations. It includes bespoke content development and off the shelf courseware. There is currently a major drive to web-enable existing content from various formats such as Instructor led classes, paper based materials, CD ROM's, and existing intellectual assets.

e-Learning technologies have emerged to enable the creation, distribution, tracking and administration of training and learning content, e-Learning technologies also include compelling collaborative tools. The core piece of e-Learning infrastructure is known as the Learning Management System ("LMS"). The LMS supports and delivers the e-Learning content and can incorporate assessment and competency frameworks. The LMS provides the ability to track, manage and report on learning activity and it can integrate with other enterprise systems such as Enterprise Resource Planning ("ERP") and Human Resources applications.

The Internet allows many exciting forms of communication and e-Learning facilitates multiple forms of collaboration between peers, instructors, mentors and experts. Collaboration can be self-paced using threaded discussion capabilities and email, or they can be real-time using the live web-based delivery of events and collaborative learning provided by leading suppliers of such technology.

e-Learning services are available to support and improve the effectiveness of e-Learning. Consulting services are used to understand learning requirements, to prepare e-Learning strategies and to ensure successful implementation. Content development services are available to convert legacy content for optimal delivery over the Internet. Hosting services are available to reduce the technological hurdles to e-Learning. Service providers can host technology and content on an ASP model, removing any hardware or software requirements for the clients' organization.

THE COMPANY'S PRODUCTS

         The Business Setting

The e-Learning market has established itself as a major segment of the overall learning and training market.

According to the International Data Corporation, as stated in their "European Corporate e-Learning Market Forecast and Analysis 2001-2002" published in 2002, the total spend by West European Corporations on e-Learning was expected to grow from $409 million in 2001 to $3,246 million in 2006. The majority - 52% - of this spend will be on e-Learning content, while 32% will be on related services and the remaining 16% on e-Learning infrastructure.

         The e-Learning Setting

The Company has continued to expand its products and service range and is now marketing and selling a complete e-Learning solution including consulting, e-Learning content production, content brokerage of published e-Learning content, software integration services, hosting and management of e-Learning systems.

The main objective underpinning the expanded product and service range is to allow the Company to provide customers with a complete solution to selected business issues, and to increase the total amount of revenue and profit derived from the customer. In order to recognize and manage the increased range of products and services the Company has re-organized itself into six business activities:

1. Futuremedia Learning Services (FLS) provides consulting services for clients to develop e-Learning strategies and solutions, conduct learning needs analysis and migration plans from existing learning delivery method to e-Learning. FLS was established around the acquisition of C2W Limited in May 2002.

2. Futuremedia Content Studio (FMCS) designs and builds customized e-Learning content to address client business needs such as training to support the launch of a new product, or deliver and track training to comply with regulatory requirements. FMCS was established around the asset purchase of PalmTeach Limited in March 2002.

3. Futuremedia Courseware Services (FCS) sell published e-Learning courses from leading publishing companies. The e-Learning courses are often sold together with technical integration and assessment services to ensure compatibility with customer's IT infrastructure, plus associated support and maintenance services.

4. Futuremedia Software Services (FSS) develops the Company's software products such as the Learning Management System and Activna Content Management System, as well as, providing software integration services.

5. Futuremedia Service Delivery (FSD) provides the above products and services as a fully managed and hosted solution to the Company's customers.

6. In October 2003, the Company furthermore established the Learning For All business unit which is focused on enabling customers to offer the Company's e-Learning solutions to employees at their homes. The Learning For All service includes the provision of PC, Internet access, delivery and installation, e-Learning courses, and a personal focused e-Learning environment managed by the Company. The Learning For All solution complements the Company's existing work focused solutions by providing a learning environment outside the workplace, and is particularly applicable to those employees who do not have or need access to a PC in pursuit of their normal duties of employment. The Learning For All solution is offered under a UK Government tax incentive scheme whereby the equipment and services provided can be paid for by participating individuals via a salary sacrifice arrangement, enabling the provision of the service at a cost approximately half of equivalent cost through normal retail channels.

The above six activities may be divided into two distinct business segments. The first, described in the first group above, forms the resource consultancy segment, while the rest fall into the e-Learning segment.

The Company is promoting and selling the increased product and service range both as a complete solution as well as independent modules.

NEW PRODUCTS AND TECHNOLOGICAL CHANGES

The markets for the Company's products and services are highly competitive and subject to rapid change. The Company's success will depend upon its ability to enhance its existing products and services and to introduce new competitive products with features that continue to meet customer requirements and differentiate it from its competitors. The challenges of a competitive market will be addressed to a significant extent by the partnership approach adopted by the Company, such as used to develop SolstraTM.

A significant portion of the Company's business is built on an aggregation model that continually attempts to bring to the solution the best available content, technology and services from the best vendors. There is associated risk in this strategy, as a significant proportion of the Company's proposition is based on the strength of its partnership structure, and the Company cannot guarantee that it will be able to maintain the required ongoing relationship with its partners.

As new products are introduced, the Company must attempt to monitor closely the range of its products to be replaced and to phase out their production and distribution of redundant products in a controlled manner. There can be no assurance, however, that there will be sufficient financial resources available for this purpose or that such product transitions will be executed without adversely affecting overall product sales or that the Company will be successful in identifying, developing, and marketing new products or in enhancing its existing products.

The Company continues to invest in the development of the Company's own products, predominantly for business-to-business markets.

The Company will continue to address key business to business markets including corporate and governmental markets. The corporate market has been segmented vertically based on a number of market filters. Target vertical markets include pharmaceutic, manufacturing and financial services.

In terms of geographic market scope, the direct sales effort of the Company focuses on the UK and Europe. The Company is attempting to recruit re-sellers to support greater business development across Europe, the US and the rest of the world. The Company is also committed to broader worldwide penetration through existing customers and positioning in specific niche markets.

The Company will seek to use partnership agreements for co-marketing opportunities wherever possible. This will be particularly appropriate where the Company provides a re-seller function for its network of content and applications providers under the easycando solution.

As of November 12, 2003, the Company employed nine sales and marketing people out of a total of 29 employees.

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

REVENUE STREAMS

During fiscal 2003, the Company derived approximately 12% of its gross revenues from its interactive production capability, approximately 34% of its gross revenues from product sales and approximately 54% form the sale of consultancy and services in the UK and the rest of Europe. The resource consultancy segment derived 15% of the total revenues, and the e-Learning segment the remaining 85%.

The Company's revenues from its operations analyzed by geographic region were as follows:

                                                                       YEAR ENDED APRIL  30,
                                                   2003                            2002                     2001
                                 ----------------------------           -------------------------  ---------------

                                 ($000)        (GBP000)            %        (GBP000)       %       (GBP000)         %

United Kingdom                     2,144         1,340           99.9          849        93.2       491          66.1
Rest of Europe                         3             2            0.1            3         0.3       149          20.0
Rest of World                          -             -              -           59         6.5       103          13.9
                                   -----        ------          -----         ----      ------       ---         -----
TOTALS                             2,147         1,342          100.0          911       100.0       743         100.0
                                   =====        ======          =====         ====       =====       ===         =====

The Rest of the World consists predominantly of sales to the US. Certain orders placed by UK companies have been for products that will be used worldwide.

SEASONALITY

The demand for the Company's products is generally expected to be stronger in the second half of the fiscal year (which ends on April 30) and weaker in the first half due to seasonal buying patterns in the UK and the rest of Europe.

CUSTOMERS AND SUPPLIERS

The Company markets its products primarily to local authorities and commercial end users in a diverse and growing range of industries, including financial institutions, fast-moving consumer goods manufacturers, automobile companies and manufacturing, commercial and service organizations, mainly through its direct sales force. The Company provides technical assistance and support to purchasers of its products. The technical assistance involves providing answers to questions ranging from specifications and installation to availability of supporting software. In fiscal 2003, the Company's two largest customers accounted for 59% and 10% of the Company's revenues, representing an aggregate of 69% of revenues (compared to 69% and 9% for an aggregate of 78% in fiscal 2002 and 20% and 20% for an aggregate of 40% in 2001).

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

COMPETITION

e-Learning is a burgeoning market that has shown a huge growth in market entrants as a result of low perceived barriers to entry. Although the competitive landscape remains fragmented there are clear signs of consolidation. Market leadership is still not clearly defined, but significant merger and acquisition activity is occurring and several vendors are beginning to build prominent brands and market share.

Developments in the market since April 30, 2000 have clearly demonstrated the limited viability of the business to consumer e-Learning opportunity at this time. The Company remains wholly focused on the business to business opportunity and therefore competition specific to this sphere is a critical concern.

Leading e-Learning companies include Skillsoft, NETg, Docent and Saba Software. Major consulting companies such as Accenture and KPMG are developing and integrating e-Learning solutions and some are creating separate branded initiatives, e.g. Ernst & Young (Intellinex). Global technology companies such as IBM and Hewlett-Packard are moving into e-Learning from a major customer base in classroom based training. Enterprise Resource Planning ("ERP") vendors are adding learning management system modules to their overall solutions. Content companies such as major publishers are developing e-Learning strategies, and will bring significant resources to this arena. These companies tend to be more established, better capitalized and possessing a larger market position than the Company. Because such companies have greater financial and marketing resources than the Company, as well as substantially larger research and development facilities, they represent significant competition to the Company. Many of these companies at present focus mainly on the US marketplace, but some are beginning to build a European and worlwide presence, with varying degrees of success.

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

The "SolstraTM" trade name is a registered trademark owned by BT and licensed to the Company. The Company and BT have jointly registered the solstra.com domain name on the World Wide Web. The Company has registered the futuremedia.co.uk and easycando.com domain names on the World Wide Web.

The Company has licenses to certain software on a normal commercial basis. It uses this software variously for its normal business purposes and for product development. Certain elements of the Company's products are dependant on such licenses. The Company believes that it has complied and continues to comply in all material respects with the terms of all such licenses.

C.       ORGANIZATIONAL STRUCTURE.
         -------------------------

The Company is the principal operating business of the Futuremedia Group. It also has the following wholly-owned subsidiaries:

           NAME                                     COUNTRY OF INCORPORATION
           ----                                     ------------------------
           Lasermedia UK Ltd                        England
           Lasermedia International Ltd.            England
           Futuremedia Interactive Ltd.             England
           Futuremedia America Inc.                 United States
           Easycando.com Ltd.                       England
           Futuremedia (BVI) Ltd                    British Virgin Islands
           C2W Ltd.                                 England
           Activna Objects Ltd.                     England
           Temp Ltd                                 England



D.       PROPERTY, PLANT AND EQUIPMENT.
         -------------------------------

Since the completion for the sale of its main office in Arundel, West Sussex, England, in June 2003, the Company owns no real property. Its offices in Nile Street, Brighton, England are subject to a lease agreement, which as at November 12, 2003, was still in the process of being finalized. The Company believes that these premises are adequate for its immediate needs.

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS
         ---------------------------------------------

The following discussion, Operating and Financial Review and Prospects, contains forward-looking statements, which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" in Item 3.D. and elsewhere in this Report.

A.       OPERATING RESULTS.
         ------------------

OVERVIEW

For the fiscal years ended April 30, 2001, 2002 and 2003, the Company reported net losses of GBP3,697,000, GBP2,012,000 and GBP1,088,000 ($1,740,000),
respectively, on revenues of GBP743,000, GBP911,000 and GBP1,342,000 ($2,147,000), respectively. As a consequence of the Company's operating results, the Company has encountered significant cash constraints on its operations for most of fiscal years 2001, 2002 and 2003. Since April 30, 2003, the Company has continued to sustain trading losses, with a consequent impact on its cash position. However, management believes that the improved levels of order intake and sales prospect pipeline since the end of the year, notably the recent order for the Company's Learning for All product from the Royal Mail, have improved the expectation of revenues and cashflows to the extent that the Company's requirement for working capital and capital investment for the remainder of the current fiscal year will be met from trading activities.

2003 COMPARED WITH 2002

Revenues

The Company achieved sales of GBP1,342,000 ($2,147,000) in the year ended April 30, 2003 an increase of 47% when compared to GBP911,000 in the previous year. The improvement in revenues has resulted not only from the continued increase in the core business of providing e-Learning management systems and generic products from GBP 743,000 in 2001, GBP 911,000 in 2002 to GBP 1,142,000
in 2003 but also from the  acquisitions  made in April  2002 and May 2002  which have had the effect of broadening the offering the Company is able to make, enabling clients to contract with Futuremedia as a single point of supply for their e-Learning requirements and has added a further GBP 200,000 revenue in 2003 of resource consultancy. At April 30, 2003, the Company had forward customer orders of approximately GBP873,000 ($1,397,000), that will be substantially fulfilled in the following twelve months, compared with GBP1,122,000 at April 30, 2002. The reduction in the value of the outstanding order book reflects the market wherein clients more often contract for services on a single year basis rather than committing to multiple year contracts. The acqusition of C2W in May 2002, analyzed as a separate business segment, has resulted in an increase in revenues from this descrete activity of GBP 200,000 ($320,000)

Cost of Sales

The Company's cost of sales as a percentage of revenues decreased to 83% from 169% in 2002. The improvement in percentage for the current year reflects not only the increase in revenues, but also the cost reductions made in the latter part of fiscal 2002 that have been sustained throughout the current fiscal year. These cost savings were made largely through reduced headcount and consequently direct labor cost, which can be regarded as fixed by nature, making the cost of sales percentage to sales figures sensitive to changes in volume. Also, since the acquisition of the assets and staff of Palm Teach Limited, at the end of fiscal 2002, the Company has benefited from the skills and expertise acquired in the management of bespoke projects, with a resultant improvement in project margins.

Gross Profit

Gross Profit as a percentage of revenues improved from (69)% gross loss in 2002 to 17% gross profit in 2003. Cost of sales includes a significant element of cost which may be regarded as fixed by nature, since it represents the cost of permanent staff and third party hosting whose function is to provide the resources necessary to ensure the availability and effectiveness of the services offered by the Company to its customers. The reduction to certain of these fixed costs as a result of the Company's cost reduction plans executed in the latter part of fiscal 2002 and sustained throughout fiscal 2003, together with increased revenues, has resulted in the reversal of the prior year gross loss into a gross profit. The acquisition of C2W limited had a positive impact on gross margin of GBP 41,000 ($66,000) in the current year.

Operating Expenses

Operating expenses reduced by 10% to approximately GBP1.3 million ($2.1 million) or 95% of total revenues in 2003 from GBP1.4 million ($2.1 million), or 154% of total revenues in 2002. The decrease in actual expenditure in 2003 results from management's cost reduction policies implemented during the latter part of the previous year, sustained throughout fiscal 2003. These cost reductions largely resulted from a reduction in headcount in the support areas such as the finance, management and HR areas.

Interest Income and Expense

Net interest expense for 2003 was GBP47,000 ($75,000) compared to a net interest income for 2002 of GBP3,000, as a result of higher rate interest charges incurred as a result of the delayed settlement of the outstanding Convertible loan, whereby, since the loan was not repaid on the due date, the contractual interest rate increased from two percentage points over base to 20%.

Foreign Currency Gains/Losses

There were no financial gains or losses from exchange rate movements in 2003, compared with a gain of GBP13,000 in 2002, as a result of relatively stable GBP, USD and euro currencies throughout the period.

Income Tax Expense

There was no tax charge in 2003 and in 2002. The Company possesses significant tax losses in the UK that are available for offset against future profits without limit of time. At April 30, 2003, potential deferred tax assets amounted to GBP4,323,000 ($6,916,000), of which GBPnil ($nil) was recognized, compared to GBP4,142,000 at April 30, 2002, of which GBPnil was recognized in expectation of the results for the year to April 30, 2004.



2002 COMPARED WITH 2001

Revenues

The Company achieved sales of GBP911,000 in the year ended April 30, 2002 an increase of 22% when compared to GBP743,000 in the previous year. The improvement in revenues resulted from the successful transition away from CD-Rom based product sales following implementation of the Company's strategy to focus on the provision of internet-based solutions. The success of this strategy was demonstrated by the fact that in 2002 95% of the total revenues came from the provision of e-Learning products and services compared with 59% in 2001. At April 30, 2002, the Company had a backlog of customer orders of approximately GBP1,122,000 compared with GBP1,429,000 at April 30, 2001, the 2001 number being higher as a result of the inclusion of the major Consignia order covering a period of two years, which was renewed, for one further year, in March 2003.

Cost of Sales

The Company's cost of sales as a percentage of revenues decreased to 169% in 2002 from 241% in 2001. The decrease in percentage for the current year reflected not only the increase in revenues but also the reduction in actual costs year on year of 14% resulting from management's implementation of an aggressive cost reduction policy in the latter half of fiscal year 2002.

Gross Loss

Gross loss as a percentage of revenues improved from (141)% in 2001 to (69)% in 2002. Cost of sales includes a significant element of cost which may be regarded as fixed by nature, since it represents the cost of permanent staff whose function is to provide the resources necessary to ensure the availability and effectiveness of the services offered by the Company to its customers. The reduction to certain of these fixed costs as a result of the Company's cost reduction plans, together with increased revenues, has resulted in the reduced Gross Margin percentage loss.

Operating Expenses

Operating expenses reduced by 49% to approximately GBP1.4 million, or 154% of total revenues in 2002 from approximately GBP2.8 million or 372% of total revenues in 2001. The decrease in actual expenditure in 2002 resulted from management's cost reduction policies implemented during the year, mainly as a result of reductions in staff made in April/May 2001 and again in November 2001, and the closure of the office in London resulting in a substantial reduction in facilities expense.

Interest Income and Expense

Net interest income for 2002 was GBP3,000 compared to GBP84,000 in 2001, as a result of the reduction of the amount of cash available for investment.

Foreign Currency Gains/Losses

Financial gains from exchange rate movements amounted to GBP13,000 in 2002 compared with a gain of GBP31,000 in 2001. Gains arose primarily from the marginal strengthening of the GBP against the US dollar throughout the fiscal year, which was lower than the previous year.

Income Tax Expense

There was no tax charge in 2002 and in 2001. The Company possesses significant tax losses in the UK that are available for offset against future profits without limit of time. At April 30, 2002, potential deferred tax assets amounted to GBP4,142,000, of which GBPnil was recognized, compared to GBP3,592,000 of which GBPnil was recognized.

The Company is not aware of governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect its operations.

B.       LIQUIDITY AND CAPITAL RESOURCES.
         ---------------------------------

INTERNAL AND EXTERNAL SOURCES OF LIQUIDITY

In January 2003, the Company contracted for the sale of its premises at Arundel Road, Walberton, West Sussex for a total price of GBP750,000 ($1,200,000), GBP118,000 ($189,000) below the carrying value. Under the terms of the sale contract, the property was divided into two parts and sold in two lots, the first for GBP300,000 ($480,000), took place in January 2003, and the second for GBP450,000 ($720,000) took place in May, 2003. On the first sale, the outstanding loan under the Loan Stock Agreement between the Company and Waverton Holdings Limited was repaid in full, and at that time, the Company took out a GBP300,000 ($480,000) mortgage provided by a major bank, repayable on final completion, to enable both the full repayment of the outstanding loan and to provide working capital pending the receipt of the balance of monies due from the sale of the premises. The mortgage was repaid in full after the close of the fiscal year, in May 2003, when the sale was completed.

Since its initial public offering in 1993, the Company has undertaken a series of private placements to fund its working capital and to allow investment in product developments. Between May 1999 and April 2002, the Company issued an aggregate of 17,848,229 Ordinary Shares to approximately 30 non-US persons in reliance on Regulation S, representing aggregate gross proceeds to the Company of approximately GBP7.9 million ($12.6 million). During the year ended April 30, 2003, the Company also issued a further 29,327,993 shares in reliance of Regulation S, representing aggregate gross proceeds of GBP1.7 million ($2.7 million), of which GBP 239,000 ($382,000) was outstanding at April 30, 2003, and was received subsequently to the year-end.

Subsequent to the year end, in August, 2003, the Company completed a Private Placement in which it contracted for the issue of approximately 5.0 million Ordinary shares, or 6.2% of the issued share capital, at a price of $0.22 per Ordinary Share (representing a discount to the market price at the time), for total proceeds of approximately GBP 660,000 ($1.1 million). As the placement was completed at a discount to then current market price, no members of senior management or the Board of Directors participated in the offering.

Also in August, 2003, Volito AB, contracted for the purchase of 387,597 Ordinary Shares at the then market price of $0.387 per Ordinary Share for a total purchase price of $150,000.

Also in August, 2003, a number of the Company's staff exercised part or all of their share options to purchase Ordinary Shares under the Company's Unapproved Executive Share Option scheme for a total of 188,838 Ordinary Shares at an average price of $0.109 per Ordinary share for a total purchase price of GBP 12,000 ($20,000). None of these staff were members of senior management or the Board of Directors.

At November 12, 2003, the Company's cash resources and available borrowings are less than the resources the management intends to use for maintaining the current level of operations for the next twelve months. However, management believes that the improved levels of order intake and sales prospect pipeline since the end of the year, notably the recent order for the Company's Learning for All product from the Royal Mail, have improved the expectation of revenues and cashflows to the extent that the Company's requirement for working capital and capital investment for the remainder of the current fiscal year will be met from trading activities.


SOURCES AND AMOUNTS OF CASH FLOWS

On November 14, 2003, the latest date available at time of filing, the total amount of cash and cash equivalents on hand was GBP371,000 ($594,000) compared with a total of cash and cash equivalents at April 30, 2003 of GBP437,000. This decrease primarily represents losses incurred in the five months to September 30, 2003, offset by gross investment receipts of GBP786,000 ($1,257,000).

In April, 2003, the Company acquired a 21% equity stake in Luvit AB ("Luvit"), a Swedish e-Learning solutions provider, by the investment of approximately $1.0 million directly in Luvit for the issue of 7.8 million new Luvit shares, and at the same time acquiring a further 3.35 million Luvit shares from Volito AB, a Swedish investment house, in exchange for the issue of approximately 4.7 million Futuremedia shares, bringing Futuremedia's total holding in Luvit to 29.8%. The Company expects that the investment in Luvit is a first step in expanding the Company's position in Europe outside the United Kingdom.

On April 30, 2003, the total amount of cash and cash equivalents on hand was GBP 437,000 ($699,000) as compared to cash and cash equivalents of GBP445,000 as at April 30, 2002. This minor change reflects the effect of the losses sustained in the year to April 30, 2003, offset by the funding initiatives undertaken by the Company together with the proceeds from the first part of the sale of its premises and the provision of a mortgage pending completion on the second part, net of the repayment of the amounts outstanding under the Loan Stock Agreement. The Company's ratio of current assets to current liabilities stood at 0.9 at April 30, 2003, compared with 0.6 at April 30, 2002, the April 2002 numbers containing the entire balance outstanding on the Loan Stock being current at that time, whilst the numbers for April 2003 include the entire balance outstanding on the short-term mortgage. As at September 30, 2003, this ratio was 1.2.

On April 30, 2002, the total amount of cash and cash equivalents on hand was GBP445,000 ($651,000) as compared to cash and cash equivalents of GBP2,547,000 as at April 30, 2001. This reduction primarily represents the effect of the losses sustained in the year, offset by the funding initiative undertaken by the Company in April, 2002 and cash generated as a result of up-front payments from clients for the provision of the Company's services. The Company's ratio of current assets to current liabilities stood at 0.6 at April 30, 2002, compared with 1.6 at April ~30, 2001, the entire balance outstanding on the Loan Stock being current as at April 30, 2002. As at September 30, 2002 this ratio was 0.8.

Cash balances have been constrained primarily as a result of operating losses. This has resulted in the Company suffering periods of severe constraints on its operations arising from the requirement to maintain its cash flow. The Company expects to continue to experience constraints because of these requirements.

As of April 30, 2003, the Company had no long-term obligations, the mortgage from a major bank being repayable in full on final completion of the sale of the Company's premises, due in less than twelve months from the balance sheet date.

At April 30, 2003, the Company had no material commitment for capital expenditure. As of November 12, 2003 the Company had no material commitments for capital expenditures.

The Company has secured the provision of its Internet Service Provider (ISP) service requirements with Siemens UK Ltd. for a period of three years commencing September 2001. The terms of the contract allow termination on three months notice after the completion of the first year. In April 2001, the Company contracted with Consignia Plc (UK) for the provision of a learning management system comprising a hosted service together with learning content for a period of 22 months commencing June 1, 2001. The total value of the contract was approximately GBP1,000,000 ($1,438,600). This contract was renewed for a further period of twelve months in with effect from April 1, 2003. In November 2003, the Company was awarded a significant contract by Royal Mail for the provision of its Learning for All product to all the client's employees. It is expected that the Company will have to make significant commitment to third party suppliers in the delivery of these products and services.


C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
         ----------------------------------------------------

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

During the fiscal year ended April 30, 2003, a total of GBP131,000 ($210,000) of research and development costs was expensed. During the fiscal years ended April 30, 2002 and 2001, GBP311,000 and GBP608,000, respectively, of research costs were expensed. An average of two staff were employed on research and development activities in the year ended April 30, 2003.

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

D.       TREND INFORMATION.
         ------------------
At November 12, 2003, the Company had a forward order book of customer orders of approximately GBP1,098,000 ($1,756,000), compared with GBP873,000 at April 30, 2003.

E.       RECENT ACCOUNTING PRONOUNCEMENTS.
         ---------------------------------

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 specifies that freestanding financial instruments within its scope constitute obligations of the issuer and that, therefore, the issuer must classify them as liabilities. Such freestanding financial instruments include mandatorily redeemable financial instruments, obligations to repurchase the issuer's equity shares by transferring assets, and certain obligations to issue a variable number of shares. SFAS No. 150 is effective immediately for all financial instruments entered into or modified after May 31, 2003. For all other instruments, SFAS No. 150 is effective at the beginning of the second quarter of 2004. The Company has determined that the statement will not have a material impact on the consolidated financial position, results of operations and cash flows of the Company.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" (FIN No. 45). The interpretation requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that obligation. This interpretation is intended to improve the comparability of financial reporting, by requiring identical accounting for guarantees issued with separately identified consideration and guarantees issued without separately identified consideration. The disclosure requirements are effective for interim and annual financial statements ending after December 15, 2002. The initial recognition and measurement provisions are effective for all guarantees within the scope of FIN 45 issued or modified after December 31, 2002. The Company currently does not provide any guarantees.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN No. 46). The interpretation clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial
Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No.46 is applicable immediately for variable interest entities created after January 31, 2003. For variable interest entities created prior to January 31, 2003, the provisions of FIN 46 are applicable for periods ending after December 15, 2003. The Company does not expect this Interpretation to have an effect on the consolidated financial statements.

In November 2002, the EITF released Issue Abstract No. 00-21, Accounting for Revenue Arrangements with MULTIPLE DELIVERABLES." This consensus requires that revenue arrangements with MULTIPLE DELIVERABLES be divided into separate units of accounting if the deliverables in the arrangements meet specific criteria. In addition, arrangement consideration must be allocated among the separate units of accounting based on their relative fair values, with certain limitations. The Company will be required to adopt the provision of this consensus are applicable for revenue arrangements entered into after June 30, 2003. The company is currently evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.



F.       CRITICAL ACCOUNTING POLICIES.
         -----------------------------

The  Company   considers  certain   accounting   policies  relating  to  revenue
recognition and capitalization of research and development costs to be critical to its business operations.

Revenue recognition.
Net sales represent the value of goods and services delivered, excluding value added tax, and for the year ended April 30, 2003 can be categorized by activity into one of five operating departments.

Consultancy Service - Consultancy revenues fall into the Futuremedia Learning Services unit. These revenues are invoiced at the completion of each work package, and revenues recognized at that time.

Bespoke Products - Bespoke production revenues are managed within Futuremedia Content Studio. These are products that are specifically designed to meet a customer's individual e-learning needs. Due to the customization and modification required, revenue for these long-term contracts are recognized on a percentage-of- completion basis based on costs incurred.

Learning Management Systems - A Learning Management System is specifically designed for the customer to meet all of their e-learning needs. The revenues are managed through the Futuremedia Software Services. Futuremedia Courseware Services and Futuremedia Service Delivery units. These systems can include multiple elements such as: a license for Solstra, hosting services, set up charges, integration and support services and content. For these contracts, the Company recognizes revenue over the period of the license.

Blended learning Solution - Blended Learning solutions are those which combine an element of e-Learning, together with physical classroom or workbook based training. The revenues are managed through the Futuremedia Software Services, Futuremedia Courseware Services and Futuremedia Service Delivery units. It can include multiple solutions such as supply of e-Learning materials, workbooks and classroom based instruction. The Learning Management System element is recognized over the period of the license agreement and the remaining element is recognized on the delivery of the service for classroom based instruction and on the delivery of the product for the workbooks.

In other situations, the Company allocates revenue to the elements based on objective evidence of the fair value. Revenue is recognized when the following criteria are met for each element:

-    There is persuasive evidence of an arrangement
-    The Company has delivered the product to the customer
-    Collection of the fees is probable; and
-    The amount of the fees to be paid by the customer is fixed and determinable

Revenue received for hosting and support services are recognized over the service period.

Research and Development costs.

The Company expenses research and development costs, including expenditures related to development of the Company's software products that do not qualify for capitalization. Software development costs are capitalized subsequent to establishing technological feasibility. Capitalized costs are amortized based on the larger of the amounts computed using (a) the ratio that current gross revenues for each product bears to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product. Expected future revenues and estimated economic lives are subject to revisions due to market conditions, technology changes, and other factors resulting in shortfalls of expected revenues or reduced economic lives. Software development costs capitalized during fiscal 2003, 2002, and 2001, totaled (pound)62, (pound)Nil, and (pound)Nil, respectively. Amortization expense, included in cost of goods sold/general and administrative, was (pound)Nil, (pound)Nil, and (pound)109 for the samE periods, respectively. Software capitalized in 2003 were not internally generated. These arose from the acquisition of Activna Objects Limited Capitalized software costs, net of accumulated amortization, were (pound)62 at April 30, 2003, and (pound)Nil at April 30, 2002.

Accumulated amortization amounted to(pound)264 at April 30, 2003, and(pound)264 at April 30, 2002



G.       RELATED PARTY TRANSACTIONS.
         ---------------------------

Since its initial public offering in 1993, the Company has undertaken a number of private placements to fund its working capital and to allow investment in product developments. These private placements include the following transactions each of which was completed in reliance on Regulation S:



- In July 2000, the Company completed an additional private placement under Regulation S pursuant to which the Rennes Foundation purchased 1,944,444 Ordinary Shares at a price of $1.80 per share for an aggregate purchase price of approximately $4.0 million in cash. See "Major Shareholders".

- In March 2002, the Company contracted and received the cash for the issue of an aggregate of 4,702,410 Ordinary Shares at the then market price of $0.083 per Ordinary Share representing an aggregate purchase price of approximately $390,000. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: the Rennes Foundation (1,204,819 shares); Noesis NV (301,205 shares); Mr. M Johansson (361,446 shares) and Mrs. M Pillinger, wife of S Pillinger, a then Director of the Company (100,000 shares).

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

- Also in April 2002, the Company contracted for the issue of 803,046 Ordinary Shares at the then market price of $0.07 per Ordinary Share under a Salary sacrifice arrangement, representing an aggregate purchase price of $56,000. The following individual purchased the number of Ordinary Shares indicated in connection with this transaction: Mr. M Johansson (648,183 shares). At the same time, Mrs. J Vandamme agreed to accept 102,000 Ordinary Shares at a price of $0.07 per Ordinary Share in settlement of outstanding invoiced charges for work done for the Company.

         In October 2002, the Company contracted and received the cash for the issue of an aggregate of 2,727,647 Ordinary Shares at the then market price of $0.085 per Ordinary Share representing an aggregate purchase price of approximately $232,000. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: the Rennes Foundation (1,177,647 shares) and Mr. M Johansson (182,353 shares).

         In April, 2003, the Company contracted and received the cash for the issue of an aggregate of 16,706,000 Ordinary Shares at the then market price of $0.10 per Ordinary Share representing an aggregate purchase price of approximately $1,670,000. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: Mr J Vandamme (200,000 shares), Mr. M Johansson (150,000 shares) and Mr D Bailey (150,000 shares) and Volito AB (8,500,00 shares).

         Also in April, 2003, the Company contracted for the exchange of 3,350,000 shares in Luvit AB for the issue of 4,685,315 Futuremedia shares at the then market price of $0.10 per ordinary shares to Volito AB.

         In August 2003, the Company contracted and received the cash for the issue of 387,597 Ordinary shares at the then market price of $0.387 per Ordinary share for a total aggregate price of $150,000. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: Volito AB (387,597 shares).

H.       COMMITMENTS.
         ------------

The Company has secured the provision of its Internet Service Provider (ISP) service requirements with Siemens UK Ltd. for a period of three years commencing September 2001. The terms of the contract allow termination on three months notice after the completion of the first year. In April 2001, the Company entered into a sales contract with Consignia Plc (now Royal Mail) (UK) for the provision of a learning management system comprising a hosted service together with learning content for a period of 22 months commencing June 1, 2001. The total value of the contract was approximately GBP1,000,000 ($1,438,600). This contract was renewed for a further period of twelve months with effect from April 1, 2003. In November 2003, the Company was awarded a significant contract by Royal Mail for the provision of its Learning for All product to all the client's employees. It is expected that the Company will have to make significant commitments to third party suppliers in the delivery of these products and services.

          ITEM 6  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
                  ------------------------------------------

A.       DIRECTORS AND SENIOR MANAGEMENT.
         --------------------------------
The Company's directors and senior management, and any employees such as scientists or designers upon whose work the Company is dependent as of the date of this Report are as follows:

                                                     DIRECTOR
                 NAME                      AGE         SINCE            POSITION WITH THE COMPANY
               --------                  -------    -----------  ----------------------------------------------
BOARD MEMBERS:

David Bailey(1) ................            44          2002       Non-employee Director from April 2002
Mats Johansson(3)...............            45          1996       CEO Futuremedia PLC from December 2000
Carl Kleman (1)(2)..............            57          2003       Non-employee      Director
Cornelis Wit(l) (2).............            57          1997       Non-employee      Director
Jan Vandamme(1)(2)..............            44          1998       Non-employee      Director and Chairman

SENIOR MANAGEMENT:

Peter Machin....................            54           -         Company Secretary and Chief Accounting Officer


(1) Member of the Audit Committee.
(2) Member of the Remuneration Committee
(3) Resigned as Director January 2002, re-appointed April 2002

Mr. D Bailey has served as a non-executive director since his appointment to the board in April 2002. David Bailey. Mr. Bailey has formerly worked for both Ernst & Young and Coopers & Lybrand, specializing in the turnaround market and business development, and now has his own independent consultancy business providing advice on business growth strategies and delivering profitability to largely bank-led clients

Mr. Mats Johansson joined Futuremedia in 1996, was promoted to Managing Director in 1998, and appointed CEO in December 2000. Previously Mr. Johansson has held senior management positions at Student Literature AB, American Express Inc., and subsequently co-founded a national catalogue and retail business in the US. Mr. Johansson has an MBA from Harvard Business School.

Mr. Carl Kleman, a graduate of the Stockholm School of Economics and Business Administration, joined the Board of Futuremedia Plc in August 2003. He has held several CFO and CEO positions within Europe and Scandinavia and brings wide experience of general management, acquisitions, divestitures and reorganizations.

Mr.  Cornelis  Wit is  President,  Corporate  Finance  at Noesis  Capital  Corp,
Florida, USA, an international investment banking firm. Until 1994, he was President and CEO of DMV Inc. He has held senior positions in pharmaceutical companies in South America and Europe. He holds directorships in Whitehall Specialities, USA, OmniCom Systems, USA, UCI Web, USA, IVC, Madrid, and K.D.Pharma, Germany.

Mr. Jan Vandamme is a director of various companies specializing in Internet related activities. Mr. Vandamme also holds directorships in UCI Web, USA OmniCom Systems USA and Digital Diagnostic Imaging SA, Belgium. Mr. Vandamme previously served as a representative of Profrigo NV. Mr Vandamme is no longer affiliated with Profrigo.

Mr. Peter Machin joined the Company in 1996 and holds a UK accounting qualification and has extensive experience of financial management in computing services providers such as International Computers Ltd. He has served as Company Secretary and Chief Accounting Officer since April 1999.

Mr. David Bailey was appointed to the board on the nomination of a private UK investor. Mr. Wit was appointed to the Board on the nomination of Noesis NV. Mr. Rolf Herter resigned from the Board on August 5, 2003. Mr. Herter had been appointed to the Board on the nomination of Rennes Foundation and Jobelin Foundation.

B. COMPENSATION.
   --------------
The total remuneration (excluding pension contributions) paid to the Company's directors and executive officers (a total of five persons) for fiscal 2003 was GBP282,000 ($451,000).

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

In November 2002, a total of 500,000 options to purchase Ordinary Shares at the then market price of $0.091 per Ordinary Share, vesting between November 2004 and November 2005, were granted to Mr D Bailey. Of these, 250,000 were only exercisable on the achievement of specific performance targets. As at November 12, 2003, these performance targets had not been met, and therefore, these options lapsed.

At November 12, 2003 none of the above options had been exercised.

EMPLOYMENT CONTRACTS

The Company has entered into employment agreements with all of its employees and employee-directors, subject to customary terms and conditions.

The employment contract with Mr. Johansson, which commenced on November 12, 1996, and which is a continuous full-time employment contract, was amended in April 2002 such that it can be terminated by either party upon three months' written notice. The employment contract with Mr. Machin, which commenced in July 1997, is a continuous full-time employment contract that can be terminated by either party upon three months' written notice.

C        BOARD PRACTICES.
         ----------------

Directors hold office until removed by a resolution of the shareholders of the Company, removal by all of the members of the Board, resignation or death, or until the expiration of their terms. The Company's executive officers are appointed by the Board.

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

D        EMPLOYEES.
         -----------

At November 12, 2003, the Company employed 29 persons, two of whom were executives. Of the remainder, 17 were engaged in technology delivery and support, nine in sales and marketing and two in administrative and financial matters.

As of April 30, 2003, the Company employed 19 persons, one of whom was an executive. Of the other employees as of April 30, 2003, 12 were engaged in technology delivery and support, three in sales and marketing and three in administrative and financial matters.

In addition, it is Company policy to employ contract staff from time to time to support specialized production requirements and to increase its production capacity and flexibility and to reduce lead times. The Company may offer permanent employment to individual contractors when management can reasonably foresee a continuing commercial requirement for the contractor's skills. The average number of temporary employees during the year ending April 30, 2003 was two.

None of the Company's employees is covered by a collective bargaining agreement. All of the Company's employees are employed in the UK. The Company believes that its relations with its employees are good.

The Company's ability to achieve its business objectives is, in part, dependent on its ability to recruit the specialist skills it requires, both on a permanent and a contract basis.

Management of the Company has developed a collaborative style of decision-making, which they believe allows them to draw on the talent and skills of their executive personnel. The Company normally carries out monthly reviews of its operations, including its profits and losses, sales, marketing, and production. The Company has introduced incentives to the staff through profit-related bonuses, merit-based promotions and issues of share options. See "Employee Profit Sharing and Option Plans."

E.       SHARE OWNERSHIP.
        -------------------

SHARE OWNERSHIP

With respect to the share ownership in the Company of the officers and directors of the Company, see the disclosure in "Major Shareholders".

EMPLOYEE PROFIT-SHARING AND OPTION PLANS

In July 1993, the Company adopted three employee profit share or share option plans: the "Approved Executive Option Scheme," the "Unapproved Executive Share Option Scheme", and the "Employee Share Ownership Plan".

Under the Company's "Approved Executive Share Option Scheme," options to acquire the Company's Ordinary Shares may be granted to all or selected employees. Any full-time employee, other than a director, of the Company who is not within two years of his or her due date of retirement and who, within one year preceding the grant, did not hold more than 10% of the share capital of the Company, is eligible to participate. The exercise price of the options must be no less than 85%, of the fair market value of the Company's ADSs on the date of grant. The aggregate value of shares underlying the options granted to any employee may not exceed the greater of GBP100,000 ($160,000) or four times earnings.

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

In August 1993, options to purchase an aggregate of 45,186 Ordinary Shares at $4.25 per Ordinary Share were granted to employees under the Approved Executive Share Option Scheme. In May 1995, options to purchase 44,647 Ordinary Shares at $2.55 per Ordinary Share were granted to employees under the Approved Executive Share Option Scheme. In February 1998, options to purchase 121,000 Ordinary Shares at $0.90625 per Ordinary Share were granted to employees under the Approved Share Option Scheme. In July 2000, options to purchase 90,000 Ordinary shares at $1.5938 per Ordinary Share were granted under the Approved Share Option Scheme. No options have been exercised under the Approved Executive Share

Option Scheme. Taking into consideration options that have lapsed prior to exercise and upon termination of employment, options to purchase an aggregate of 759 Ordinary Shares at $4.25 per Ordinary Share, options to purchase an aggregate of 947 Ordinary Shares at $2.55 per Ordinary Share, options to purchase 20,500 Ordinary shares at $0.90625 per Ordinary Share and options to purchase 12,000 Ordinary shares at $1.5938 per Ordinary share respectively remained outstanding and unexercised as at November 12, 2003.

The following options have been issued as of November 12, 2003, under the Company's "Unapproved Executive Share Option Scheme."

      NO OF                 SUBSCRIPTION             DATE                           EXERCISABLE WHEN THE MARKET
     SHARES                     PRICE             EXERCISABLE       EXPIRY DATE     PRICE AT LEAST EQUALS
---------------            ----------------      --------------   --------------- -------------------------
      5,000                    $0.53               Current          Oct 2007        No Restriction
      5,000                    $0.19               Current          Jan 2007        No Restriction
    100,000                    $1.00               Current          Sept 2010       No Restriction
     57,250                    $0.35               Current          May 2011        No Restriction
     57,250                    $0.35               11/01/03         May 2011        No Restriction
     57,250                    $0.35               05/01/04         May 2011        No Restriction
     57,250                    $0.35               11/01/04         May 2011        No Restriction
    100,000                    $0.25               Current          Oct 2006        $1.00
      5,000                    $0.19               Current          Sept 2010       No Restriction
      5,000                    $0.59               Current          Sept 2010       No Restriction
    474,750                    $0.15               Current          Feb 2012        No Restriction
  1,163,355                    $0.15               Current          Feb 2012        No Restriction
    474,750                    $0.10               Current          Feb 2012        No Restriction
  1,194,777                    $0.10               Current          Feb 2012        No Restriction
     50,000                    $0.09               Current          Oct 2012        No Restriction
     50,000                    $0.09               10/16/04         Oct 2012        No Restriction
     50,000                    $0.09               10/16/05         Oct 2012        No Restriction
    125,000                    $0.09               11/01/03         Nov 2012        No Restriction
    125,000                    $0.09               11/01/04         Nov 2012        No Restriction

  4,156,632
  ===========


         (1) Exercisable provided that the grantee achieves specific personal sales targets.

The Company's "Employee Share Ownership Plan" (also known as the Approved Net Profit Sharing Scheme) was terminated with effect from September 2000. No payments were due and no monies were set aside at the termination of the scheme.

          ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
                   ---------------------------------------------------
A. MAJOR SHAREHOLDERS.
   -------------------
The following table sets forth certain information, as of November 12, 2003, to the extent that it is known to the Company or can be ascertained from public filings, as of the date of this Report with respect to the beneficial ownership of the Company's ADSs by (i) each director, senior manager and key employee, and
(ii) each person known by the Company to own 5% or more of the Company's ADSs. This information is based upon information received from or on behalf of the named individuals.


  Name of Beneficial Owner                                     Number of ADSs    Number of share      Percentage
  (1)                                                           Beneficially         options          Beneficially
                                                                   Owned          Beneficially            Owned,
                                                                                    owned (3)         including
                                                                                                       options
  Rennes Foundation (2)                                        13,150,218       -          -                 15.1
  Jobelin Foundation (2)                                          447,778       -          -                  0.5
  Volito AB                                                     9,817,440       -          -                 11.3
  C Witt                      Board Member                              1                  -                  -
  D. Bailey                   Board Member                        696,154            500,000                0.8
  M Johansson                 Board Member & C.E.O              2,485,846             75,000                2.9
  J. Vandamme                 Board Member & Chairman             902,001                  -                1.0
  C. Kleman                   Board Member                              -                  -                  -
  P. Machin                   CAO and Company Secretary
                                                                  272,604            25,000                  0.3
  Board as a Group            Five persons                      4,084,001            575,000                 4.7


           (1) For purposes of US securities laws only, persons may be deemed to be the beneficial owners of securities reflected in this table. It should be noted, however, that the meaning of beneficial ownership is significantly different under English law, and no inference is intended, nor should it be construed, as to the status of beneficial ownership of these securities under the laws of England.

           (2) Beneficially owned by entities of which directors or executive officers (or former directors or executive officers) of the Company are also directors, executive officers or shareholders. The directors and executive officers of the Company disclaim beneficial ownership of these shares. Mr. Rolf Herter, who served on the Board on the nomination of Rennes Foundation and Jobelin Foundation, resigned as a Director on August 5, 2003.

         (3) Includes options to purchase Ordinary Shares granted pursuant to the Company's share option plans at prices varying from $0.10 to $1.00. See "Share Ownership".

At November 12, 2003, the Rennes Foundation, and the Jobelin Foundation, Swiss-based investment funds, held a total of 13,597,996 shares in the Company, representing a holding of 15.9% of the shares in issue. During the last three years, the Rennes Foundation acquired 1,666,667 ordinary shares in February 2000, 1,944,444 ordinary shares in July 2000, 1,204,819 ordinary shares in March 2002, 1,177,647 ordinary shares in October 2002 and 3,550,000 ordinary shares in April 2003 under Regulation S and has also acquired a further 226,701 on the open market in the same period. To the Company's knowledge, Rennes Foundation and Jobelin Foundation are under common control.

Except for the status as director(s) and/or officer(s) of certain of the major shareholders listed above, to the knowledge of the Company the Company's major shareholders do not have voting rights different from other shareholders. As of November 12, 2003, the Company had approximately eight shareholders of record, one of whom acts as Depositary for the Company's ADR facility and is a US resident. At November 12, 2003, the Depositary had approximately 141 holders of record of ADSs. Based on information received from the Depositary, the Company believes that there are approximately 3,500 beneficial owners of ADSs.

There are no arrangements, known to the Company, which may operate at a subsequent date to cause a change in control of the Company.

B.       RELATED PARTY TRANSACTIONS.
         ---------------------------

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

In April 1999, the Company issued an aggregate of 454,547 Ordinary Shares at a price of $0.616 per share, representing an aggregate purchase price of approximately $280,000. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement:
Noesis N.V. (123,377 shares); Mr. M. Johansson (6,088 shares); and Ms. M. Blake, the spouse of Mr. M. Johansson (6,088 shares). Mr. Johansson is a director and executive officer of the Company.

In July 1999, the Rennes  Foundation  purchased  1,153,845  Ordinary Shares at a
price  of  $0.65  per  share,   representing  an  aggregate  purchase  price  of
approximately $750,000.

In October 1999, the Company issued an aggregate of 3,199,999 Ordinary Shares at a price of $0.55 per share, representing an aggregate purchase price of approximately $1.8 million. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: the Rennes Foundation (2,227,272 shares); Noesis N.Y. (363,636 shares); In February 2000, the Rennes Foundation purchased 1,666,667 Ordinary Shares at a price of $3.00 per share, representing an aggregate purchase price of approximately $5.0 million. See "Major Shareholders".

In July 2000, the Company completed an additional private placement under Regulation S pursuant to which the Rennes Foundation purchased 1,944,444 Ordinary Shares at a price of $1.80 per share for an aggregate purchase price of approximately $4.0 million in cash. See "Major Shareholders".

In March 2002, the Company contracted and received the cash for the issue of an aggregate of 4,702,410 Ordinary Shares at a price of $0.083 per Ordinary Share representing an aggregate purchase price of approximately $390,000. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: the Rennes Foundation (1,204,819 shares) ; Noesis NV (301,205 shares); Mr. M Johansson (361,446 shares) and Mrs. M Pillinger, wife of S Pillinger, a then Director of the Company (100,000 shares).

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

Also in April 2002, the Company contracted and received the cash for the issue of 3,276,923 Ordinary shares at a price of $0.065 per Ordinary Share representing an aggregate purchase price of approximately $213,000. At the same time, the following entity contracted for the purchase of the number of Ordinary Shares indicated in connection with this private placement: Silverdash Limited (7,646,154 shares). In September, 2002, it became apparent that this GBP350,000 ($512,000)investment, payable in installments by the end of September 2002, would not be fully paid, but that only some GBP90,000 would be provided by the original source. Alternative investors were sought and found for the remaining GBP260,000 ($380,000) during October 2002.

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

In October 2002, the Company completed a new investment round from existing investors and affiliates, raising a further GBP150,000 ($230,000), represented by the issuance of a further 2.7 million (approximately) ordinary shares at a price of $0.085 per share, at market rate. The following individuals/entities purchased the number of shares indicated in connection with this transaction:
Rennes Foundation (1,177,647 shares), M Johannson (181,176 shares).

In April, 2003, the Company issued of an aggregate of 16,706,000 Ordinary Shares at a price of $0.10 per Ordinary Share and an aggregate of 2,250,000 Ordinary Shares at a price of $0.08 per Ordinary Share representing an aggregate purchase price of approximately $1,851,000, of which approximately $382,000 was outstanding at April 30, 2003 and received subsequently to the year-end. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: Mr J Vandamme (200,000 shares), Mr. M Johansson (150,000 shares) and Mr D Bailey (150,000 shares) and Volito AB (8,500,00 shares).

Also in April, 2003, the Company contracted for the exchange of 3,350,000 shares in Luvit AB for the issue of 4,685,315 Ordinary Shares at a price of $0.10 per Ordinary Share to Volito AB.

In August 2003, the Company contracted and received the cash for the issue of 387,597 Ordinary shares at a market price of $0.387 per Ordinary share for a total aggregate price of $150,000. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: Volito AB (387,597 shares).

C. INTERESTS OF EXPERTS AND COUNSEL.

Not Applicable

     ITEM 8.  FINANCIAL INFORMATION.
              -----------------------

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.
   ---------------------------------------------------------

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

B.       SIGNIFICANT CHANGES.
         ---------------------
Not Applicable.

          ITEM 9.  THE OFFER AND THE LISTING.
                   --------------------------

A.       OFFER AND LISTING DETAILS.
         -------------------------

The Company's ADSs have traded since May 29, 1996, on the Nasdaq SmallCap Market under the symbol FMDAY.

The Company's warrants were traded on the Nasdaq SmallCap Market under the symbol FMDYW from May 29, 1996 until June 25, 1997. Since then they have been quoted on the OTC Bulletin Board. From August 19, 1993 until May 29, 1996 the Company's ADSs and warrants traded on the Nasdaq National Market. The Company agreed to allow the warrants issued on August 19, 1993 to lapse in August 2003.

The closing bid prices of the Company's securities have been within the following ranges during the periods shown. The quotations set forth below are inter-dealer quotations, without retail mark-ups, mark-downs or commissions, and do not necessarily represent actual transactions.

(1) The five most recent full financial years:



                                                        ADS PRICE
                                                       -----------
              YEAR ENDING APRIL 30,               HIGH              LOW
                                                    $                $
                                               ------------     ------------
                      1999                        1.563            0.438
                      2000                        3.844            0.469
                      2001                        3.125            0.160
                      2002                        0.38                0.05
                      2003                        0.159            0.060


                                                      WARRANTS PRICE
                                                      --------------
              YEAR ENDING APRIL 30,               HIGH              LOW
                                                    $                $
                                               ------------     ------------
                      1999                        0.031            0.031
                      2000                        0.031            0.031
                      2001                        0.031            0.031
                      2002                        0.031            0.031
                      2003                        0.031            0.031

         (2) Each full financial  quarter for the two most recent full financial
ADSs: FMDAY

YEAR ENDED APRIL 30                                   HIGH                LOW
-------------------                                   ----                ---
2002           First quarter..............            0.380              0.190
               Second quarter.............            0.250              0.060
               Third quarter..............            0.330              0.050
               Fourth quarter.............            0.160              0.070
2003           First quarter..............            0.120              0.070
               Second quarter.............            0.140              0.060
               Third quarter..............            0.159              0.100
               Fourth quarter.............            0.101              0.060
2004           First quarter..............            0.520              0.100
               Second quarter.............            0.460              0.250

WARRANTS       FMDYW                                  HIGH                LOW
--------       -----                                  ----                ---
                                                        $                  $
2002           First quarter..............            0.031              0.031
               Second quarter.............            0.031              0.031
               Third quarter..............            0.031              0.031
               Fourth quarter.............            0.031              0.031
2003           First quarter..............            0.031              0.031
               Second quarter.............            0.031              0.031
               Third quarter..............            0.031              0.031
               Fourth quarter.............            0.031              0.031
2004           First quarter..............            0.031              0.031
               Second quarter.............            0.031              0.031
(3) Each month for the most recent six months:

                                                         ADS PRICE
                                                         ----------
                                                  HIGH               LOW
                                                     $                $
                                                 -------          ---------
                              October 2003         0.10             0.07
                             September 2003        0.10             0.09
                               August 2003         0.46             0.34
                                July 2003          0.52             0.23
                                June 2003          0.33             0.19
                                May 2003           0.21             0.10


                                                       WARRANTS PRICE
                                                       --------------
                                                    HIGH             LOW
                                                     $                 $
                                                 -------          ---------
                              October 2003         0.031            0.031
                             September 2003        0.031            0.031
                               August 2003         0.031            0.031
                                July 2003          0.031            0.031
                                June 2003          0.031            0.031
                                May 2003           0.031            0.031


The share price of the Ordinary Shares on July 31, 2003, the end of the Company's first fiscal quarter, was $0.43, the last reported sale price of the Ordinary Shares on November 12, 2003 on the Nasdaq SmallCap Market was $0.45.

B.       PLAN OF DISTRIBUTION.
         ----------------------
Not Applicable

C.       MARKETS.
         -------
The Company's ADSs are listed on the Nasdaq SmallCap Market under the symbol "FMDAY". The Company's Warrants are traded on the OTC Bulletin Board under the symbol "FMDYW".

D.       SELLING SHAREHOLDERS.
         ---------------------
Not Applicable

E.       DILUTION.
         ---------
Not Applicable

F.       EXPENSES OF THE ISSUE.
         ---------------------
Not Applicable

 ITEM 10.         ADDITIONAL INFORMATION.
                  ----------------------
A. SHARE CAPITAL.
   --------------
Not Applicable

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION.
         ----------------------------------------
Incorporated by reference to the Company's Registration Statement on Form F-I (Registration No. 33-639941)and by reference to Exhibit 3.1 to the Company's Annual Report on Form 20-F for the year ended April 30, 2000.

C.       MATERIAL CONTRACTS.
        ----------------------
The Company has secured the provision of its Internet Service Provider (ISP) service requirements with Siemens UK Ltd. for a period of three years commencing September 2001. The terms of the contract allow termination on three months notice after the completion of the first year. In April 2001, the Company contracted with Consignia (now Royal Mail) (UK) for the provision of a Learning Management System comprising a hosted service together with learning content for a period of 22 months commencing June 1, 2001. The total value of the original contract was approximately GBP1,000,000 ($1,438,600), and was renewed for a further twelve months with effect from April 1, 2003. As at November 12, 2003 the rental agreement for the occupancy of the Company's offices at Nile House was still being finalized.

In November, 2003, the Company contracted with Royal Mail to increase the reach of its e-Learning offering to include all eligible employees and not limit the e-Learning opportunity to those who have Internet access in their workplace by making available the Company's recently-announced Learning For All product. This product provides the participants with the hardware, software (both domestic and on-line) together with Internet connection in their homes for a period of three years. The employee uses a UK tax incentive scheme based on a salary sacrifice principle to pay for the Package. Participation is optional, but it is anticipated that the revenue arising from this contract will be in the order of GBP 2.0 million to GBP 3.0 million ($3.2 to $4.8 million) over the next three years, commencing immediately.

D.       EXCHANGE CONTROLS.
         -----------------
There are currently no UK foreign exchange control restrictions on the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or on payment of dividends on securities of the Company.

There are no restrictions under the Company's Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote the Company's securities.

E.       TAXATION.
         ---------
UNITED KINGDOM INCOME TAX

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

Under the current Income Tax Convention, a US resident individual or corporate holder of an Ordinary Share or ADS who or which satisfied the following conditions(an "Eligible US Holder"):

(i) is resident in the case purposes); in the US for the purposes of the Income Tax Convention (and, of a corporation, not also resident in the UK for UK tax purposes);

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

UNITED KINGDOM TAXATION ON CAPITAL GAINS

Under the current Income Tax Convention, the US and the UK each may, in general, tax capital gains in accordance with the provisions of its domestic law. Under current UK law, residents of the US who are not resident or ordinarily resident in the UK will not be liable to UK capital gains tax on capital gains made on the disposal of their ADSs or Ordinary Shares unless those ADSs or Ordinary Shares are held in connection with a trade carried on through a permanent UK establishment. AUS holder of an ADS or Ordinary Share will be liable for US federal income tax on such gains to the same extent as on any other gains from sales of stock.

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

F.       DIVIDENDS AND PAYING AGENTS.
         ----------------------------
Not Applicable

G.       STATEMENT BY EXPERTS.
         ---------------------
Not Applicable

H.       DOCUMENTS ON DISPLAY.
         -------------------

Copies of this Annual Report on Form 20-F, including the exhibits hereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, NW, Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon payment of certain fees prescribed by the Commission.

I.       SUBSIDIARY INFORMATION.
         -----------------------

Not Applicable

          ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
                   -----------------------------------------------------------
Not applicable.

          ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
                   -------------------------------------------------------
Not Applicable

                                    PART II

          ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
                   --------------------------------------------------
None.

          ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
                   --------------------------------------------------
None.

          ITEM 15.         CONTROLS AND PROCEDURES.
                           -----------------------
An evaluation was carried out, under the supervision and with the participation of the Company's management including its Chief Executive Officer and principal financial officer, of the effectiveness of its disclosure controls and procedures (as defined in SEC Rules 13a-15 (e) and 15d-15(e)). Based on their evaluation of the Company's disclosure controls and procedures as of the end of the period covered by this Report, the Company's Chief Executive Officer and principal financial officer concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.

There have been no changes in the Company's internal control over financial reporting that occurred during the period covered by this Report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


          ITEM 16.         [RESERVED].
          ----------------------------


          ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT.
          --------------------------------------------------
Not applicable

          ITEM 16B.        CODE OF ETHICS.
          --------------------------------
Not applicable

          ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES.
          --------------------------------------------------------
Not applicable

          ITEM 16D.        EXEMPTIONS FROM THE LISTING STANDARDS
                           FOR AUDIT COMMITTEES.
          -------------------------------------------------------------

Not applicable

          ITEM 17.         FINANCIAL STATEMENTS.
          --------------------------------------

Not Applicable

          ITEM 18.         FINANCIAL STATEMENTS.
          --------------------------------------

The following audited consolidated financial statements, together with the independent auditors' reports, are filed as part of this Annual Report on Form 20-F.

FINANCIAL STATEMENTS                                                                                  PAGE
                                                                                                      ----
Report of Independent Auditors.......................................................                  F1
Report of Previous Independent Auditors..............................................                  F3
Audited Financial Statements
     Consolidated Balance Sheets at April 30, 2003 and 2002..........................                  F5
     Consolidated  Statements  of Income for the fiscal years ended April 30,  2003,  2002             F6
     and 2001........................................................................
     Consolidated  Statements  of Changes  in  Shareholders'  Equity for the fiscal  years             F8
     ended April 30, 2003, 2002 and 2001.............................................
     Consolidated  Statements  of Cash Flows for the fiscal  years ended  April 30,  2003,             F9
     2002 and 2001...................................................................
     Notes to Consolidated Financial Statements......................................                  F10

Luvit AB Audited Financial Statements
     Income Statements  for the Year Ended December 31, 2002 . . . . . . .  . . . . .                  F32
     Balance Sheet at December 31, 2002    . . . . . . . .. . . . . . . . . . . . . .                  F33
     Cash Flow Statements for the fiscal year ended 2002, 2001  . . . . . . . . . . .                  F35
     Notes to the Accounts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  F36

Financial Statement Schedule



All other Schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

          ITEM 19.         EXHIBITS.
          ----------------------------

The following exhibits are filed as part of this Annual Report on Form 20-F.

  EXHIBIT                                               EXHIBIT DESCRIPTION
   NUMBER                                               --------------------
------------
1.1            Memorandum and Articles of Association of the  Registrant,  as amended  (previously  filed as Exhibit
               3.1 to the Company's  Annual Report on Form 20-F for the year ended April 30, 2000 (the "2000 20-F"), and incorporated herein by reference).

2.1            Description  of the  Registrant's  Ordinary  shares  (included  in the  Registrant's  Memorandum  and
               Articles of Association,  as amended,  previously  filed as Exhibit 3.1 to 2000 20-F and incorporated herein by reference)

2.2            Form of Warrant Agreement  (including form of Warrant  Certificate),  as amended (previously filed as
               Exhibit  4.3 to the  Company's  Registration  Statement  on Form F-I  (File No.  33-63994)  (the "F-I
               Registration Statement") and incorporated herein by reference).

2.3            Form of Deposit Agreement,  as amended (including specimen American Depositary  Receipt),  as amended
               (previously  filed as  Exhibit  4.5 to the F-I  Registration  Statement  and  incorporated  herein by reference).

2.4            Form of Registration  Rights  Agreement  (previously  filed as Exhibit 10.17 to the F-I  Registration
               Statement and incorporated herein by reference).

2.5            Loan Stock Agreement between the Registrant and Futuremedia (BVI)
               Limited (the "Loan Stock Agreement") (previously filed as Exhibit
               4.5 to 2000 20-F and incorporated herein by reference).

2.6            Form of Warrant issued in connection with the Loan Stock Agreement  (previously  filed as Exhibit 4.6 to 2000 20-F and incorporated herein by reference).

4.1            Blanket  Purchase Order between Ford Motor Company  Limited and  Futuremedia  Limited,  dated May 19,
               1986,  and amendment  dated July 1, 1991  (previously  filed as Exhibit 10.7 to the F-I  Registration
               Statement and incorporated herein by reference).

4.2            License  Agreement  between Ford Motor Company Limited and Futuremedia  Limited,  dated May 19, 1986, and amendment dated July 1, 1991 (previously filed as Exhibit 10.8 to the F-I Registration  Statement and herein incorporated by reference).

4.3            Approved  Executive  Share  Option  Scheme,  as  Amended  (previously  filed as  Exhibit  99.1 to the
               Registrant's  Registration Statement on Form S-8 filed April 12, 2000 (File No. 33 - i1828) (the "S-8
               Registration Statement") and incorporated herein by reference).

4.4            Unapproved  Executive Share Option Scheme  (previously  filed as Exhibit 99.2 to the S-8 Registration
               Statement) and incorporated herein by reference).

4.5            Approved  Net Profit  Sharing  Scheme,  as  Amended  (previously  filed as  Exhibit  10.20 to the F-I
               Registration Statement and incorporated herein by reference).

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

12.1           Chief Executive Officer Certification. (SEC Rule 13a-14(a) / 15d-14(a)).

12.2           Chief Accounting Officer Certification. (SEC Rule 13a-14(a) / 15d-14(a)).

13.1           Chief Executive Officer Certification (18 U.S.C. 1350).

13.2           Chief Accounting Officer Certification (18 U.S.C. 1350).

Consent of BDO Stoy Hayward,  Independent Auditors
               (filed herewith - see page F2 of this Report).

Consent of Ernst & Young LLP,  Independent Auditors
               (filed herewith - see page F4 of this Report).

Consent of Ernst & Young AB (for Luvit AB),  Independent
               Auditors (filed herewith - see page F44 of this Report).

                                   SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                FUTUREMEDIA PLC.
                                  (Registrant)

                                               By:  /s/ Mats A I Johansson
                                               Name:    Mats A I Johansson
                                               Title: Chief Executive Officer
                                                      and Authorized Signatory
Date:    17 November 2003.

FUTUREMEDIA PLC AND SUBSIDIARIES
REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Futuremedia PLC

We have audited the accompanying consolidated balance sheets of Futuremedia PLC as of April 30, 2003 and 2002 and the related consolidated statements of operations, shareholders' equity, and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Futuremedia PLC at April 30, 2003 and 2002, and the results of its operations and its cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.







/s/ BDO Stoy Hayward

London, England

October 23, 2003


                                      -F1-

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-11828) of our report dated October 23, 2003, relating to the consolidated financial statements of Futuremedia PLC appearing in the Company's Annual Report on Form 20-F for the year ended April 30, 2003.



/s/ BDO Stoy Hayward
BDO Stoy Hayward
London, England


November 17, 2003






                                      -F2-

FUTUREMEDIA PLC AND SUBSIDIARIES
REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders Futuremedia PLC

We have audited the consolidated statements of income, changes in shareholders' equity and cash flows of Futuremedia PLC for the year ended April 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and consolidated cash flows of Futurmedia PLC for the year ended April 30, 2001 in conformity with accounting principles generally accepted in the United States.


                                                    /S/ ERNST& YOUNG LLP

Southampton, England
November 17, 2001



                                      -F3-

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-11828) pertaining to the Futuremedia PLC Approved Executive Share Option Scheme and Unapproved Executive Share Option Scheme of our report dated November 14, 2001 on the consolidated financial statements of Futuremedia PLC included in this Annual Report (Form 20-F) for the year ended April 30, 2003.


                                                    /S/ ERNST& YOUNG LLP


Southampton, England
November 17,  2003



                                      -F4-



FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                                                    April 30,
                                                             ---------------------------------------------------------
                                                                    2003               2003               2002
                                                                    ----               ----               ----
                                                                  ($'000)            (GBP'000)          (GBP'000)
ASSETS

Current assets
   Cash and cash equivalents...............................          699                 437                445
   Accounts receivable, less allowance of GBP35,000
   ($56,000) in 2003 and GBP59,000 in 2002 for doubtful
   accounts................................................          427                 267                112
   Amounts recoverable on contracts........................           70                  44                 15
   Other current assets....................................           21                  13                  3
   Receivable from stock subscription                                382                 239                  -
   Inventories - finished goods............................            2                   1                  2
   Prepaid expenses........................................          602                 376                393
                                                                  -------            ---------           --------
   Total current assets....................................        2,203               1,377                970


Equity Investment in Luvit AB..............................          326                 204                 -

   Property held for Sale                                            720                 450                908

Property and equipment
    Land and buildings.....................................            -                   -                 59
    Audio visual and computer equipment....................          683                 427                414
    Office equipment.......................................          114                  71                 71
                                                                  -------            ---------           --------

                                                                     797                 498                544
Accumulated depreciation...................................          670                 419                386
                                                                  -------            ---------           --------

                                                                     127                  79                158

Other assets
Goodwill                                                             392                 245                 53
Intangible assets..........................................           99                  62                  -
Goodwill on Investment in Luvit AB.........................        1,182                 739                  -
                                                                  -------            ---------           --------

Total assets...............................................        5,049               3,156               2,089
                                                                  =======            =========           ========

See accompanying notes to the consolidated financial statements.


                                      -F5-


FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                                                        April 30,
                                                                    --------------------------------------------------
                                                                         2003              2003             2002
                                                                         ----              ----             ----
                                                                        ($'000)         (GBP'000)        (GBP'000)
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
    Fees received in advance.....................................            685              428               696
    Accounts payable.............................................            710              444               196
    Other taxes and social security costs........................            155               97                82
    Other accounts payable.......................................            174              109                19
    Other accrued expenses.......................................            325              203               119
    Convertible loan                                                           -                -               410
     Bank mortgage                                                           480              300                 -
                                                                           -----            -----            ------

        Total current liabilities................................          2,529            1,581             1,522


Shareholders' equity
         Ordinary shares of 1 1/9p each
         Authorized - 125,000,000
         Issued and outstanding- 78,194,457 at April 30, 2003,             1,390              869               329
         29,648,374 at April 30, 2002............................
         Shares to be issued 10,346,979 at April 30, 2002                      -                -               506
         Preference shares of 2p each
         Authorized - 2,000,000
         None issued.............................................              -                -                 -
         Additional paid-in capital..............................         27,070           16,921            14,822
         Accumulated deficit.....................................        (25,774)         (16,111)          (15,023)

Other comprehensive loss- cumulative translation
adjustment.......................................................           (166)            (104)              (67)
                                                                           -----            -----            ------

Total shareholders' equity.......................................          2,520            1,575               567
                                                                           -----            -----            ------


Total liabilities and shareholders' equity.......................          5,049            3,156             2,089
                                                                           =====            =====            ======

See accompanying notes to the consolidated financial statements.



                                      -F6-


FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                       Year ended April 30,
                                                                   (IN 000'S EXCEPT SHARE DATA)
                                                                   ----------------------------
                                                    2003              2003              2002               2001
                                                    ----              ----              ----               ----

                                                     $                GBP                GBP               GBP

Net Sales
    Products.................................         995              622               394                400
    Services.................................       1,152              720               517                343
                                                    -----              ---               ---                ---
Total Net sales............................         2,147            1,342               911                743

Cost of sales
    Products..............................            606              379               315                271
    Services..............................          1,176              735             1,221              1,518
                                                    -----              ---             -----              -----
Total Cost of sales........................         1,782            1,114             1,536              1,789


Gross profit/(loss).........................          365              228              (625)            (1,046)

Operating expenses
     Sales and marketing....................          146               91               165                558
     General and administrative.............        1,814            1,134             1,175              2,051
     Facilities expenses....................           70               44                63                157

Total operating expenses....................        2,030            1,269             1,403              2,766

Operating loss..............................       (1,665)          (1,041)           (2,028)            (3,812)

Interest income.............................            2                1                32                120
Interest expense............................          (77)             (48)              (29)               (36)
Foreign currency gains......................            -                -                13                 31

Net loss....................................       (1,740)          (1,088)           (2,012)            (3,697)
                                              =======================================================================

Loss per share basic and diluted............        (3.74)c          (2.34)p            (6.60)p           (12.71)p

Weighted average shares outstanding.........     46,414,194       46,414,194        30,501,619         29,098,429


See accompanying notes to the consolidated financial statements.


                                      -F7-


FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                          Number of       Share       Additional                                    Cumulative         Total
                           Ordinary      Capital       Paid-in     Shares to be     Accumulated     Translation    Shareholders'
                            Shares        Amount       Capital        Issued          Deficit       Adjustment         Equity
                         ------------- ------------- ------------- -------------- ---------------- -------------- -----------------
                                          (GBP`000)     (GBP`000)     (GBP`000)      (GBP`000)        (GBP`000)      (GBP`000)


At April 30, 2000         27,416,152           305        12,253             -         (9,314)             (36)         3,208
                                                                                                                  -----------------
Exchange translation
adjustments.....
                                   -             -             -             -              -              (41)           (41)
Net loss........                   -             -             -             -         (3,697)               -         (3,697)
                                                                                                                  -----------------
Comprehensive loss                                             -
                                   -             -                           -              -                -         (3,738)
                                                                                                                       -------
Issuance of shares
(net of issuance
costs of GBP69,000)...     2,232,222            24         2,569             -              -                -          2,593
                         ------------- ------------- ------------- -------------- ---------------- -------------- -----------------
At April 30, 2001         29,648,374           329        14,822             -        (13,011)             (77)         2,063
                                                                                                                  -----------------
Exchange translation
adjustments.....
                                   -             -             -             -              -               10             10
Net loss........                   -             -             -             -         (2,012)               -         (2,012)
                                                                                                                  -----------------
Comprehensive loss
                                   -             -             -             -              -                -         (2,002)
                                                                                                                  -----------------
Shares to be issued
(net of issuance
costs of
GBP64,000)...             10,346,979             -             -           506              -                -            506
                         ------------- ------------- ------------- -------------- ---------------- -------------- -----------------
At April 30, 2002         39,995,353           329        14,822           506        (15,023)             (67)           567
                                                                                                                  -----------------
Exchange translation
adjustments.....
                                   -             -             -             -              -              (37)           (37)
Net loss........                   -             -             -             -         (1,088)               -         (1,088)
                                                                                                                  -----------------
Comprehensive loss
                                   -             -             -             -              -                -         (1,125)
                                                                                                                  -----------------
Issuance of shares
(net of issuance
costs of
GBP120,000)..             38,199,104           540         2,099          (506)             -                -          2,133
                         ------------- ------------- ------------- -------------- ---------------- -------------- -----------------
At April 30, 2003         78,194,457           869        16,921             -        (16,111)            (104)         1,575
                         ==========================================================================================================

See accompanying notes to the consolidated financial statements.



                                      -F8-




FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                Year ended April 30,
                                                        ----------------------------------------------------------------------
                                                                  2003              2003              2002             2001
                                                             $                       GBP               GBP              GBP
                                                                  `000              `000              `000            `000

Operating activities
Net loss........................................                (1,740)           (1,088)           (2,012)          (3,697)
Adjustments to reconcile net loss to net cash used by
operating activities............................
   Depreciation.................................                   209               131               147              111
   Shares issued for services...................                    17                11                94                -
   Loss/(profit) on disposal of fixed assets....                   188               118                (1)              16
   Amortization of deferred production costs....                     -                 -                 -              109
   Accounts receivable..........................                  (238)             (149)              221              (61)
   Allowance for doubtful accounts..............                   (38)              (24)              142             (175)
   Amounts recoverable on contracts.............                   (46)              (29)              118               (9)
   Other current assets.........................                   (16)              (10)               33               96
   Inventories..................................                     -                 -                 -                1
   Prepaid expenses.............................                    27                17                51             (365)
   Deferred production costs....................                     -                 -                 -                -
   Fees received in advance.....................                  (456)             (285)             (212)             903
   Accounts payable.............................                   397               248              (466)             389
   Other accounts payable.......................                   143                89              (107)              99
   Other taxes and social security costs........                    24                15               (49)               7
   Other accrued expenses.......................                   134                84              (262)             (35)
   Deferred tax valuation allowance.............                     -                 -                 -               65

Net cash used by operating activities...........                (1,395)             (872)           (2,303)          (2,546)
                                                              ---------           -------         ---------        ---------


Purchase of equity investment...................                (1,026)             (641)                -                -
Capital expenditures............................                   (19)              (12)             (137)            (130)
Proceeds on disposal of fixed assets............                   480               300                 1                -
                                                              ---------           -------         ---------        ---------

Net cash used by investing activities...........                  (565)             (353)             (136)            (130)
                                                              ---------           -------         ---------        ---------

Financing activities
Proceeds of share issues........................                 2,315             1,447               423            2,661
Share issue costs...............................                  (192)             (120)              (64)             (69)
Proceeds from short-term debt                                      480               300                 -                -
(Repayment)/proceeds of/from Waverton                             (656)             (410)              (32)              58
                                                              ---------           -------         ---------        ---------
Net cash provided by financing activities.......                 1,947             1,217               327            2,650
                                                              ---------           -------         ---------        ---------
Effects of exchange rate changes................                     -                 -                10              (39)
                                                              ---------           -------         ---------        ---------
Net (decrease)/increase in cash and cash equivalents..             (13)               (8)           (2,102)             (65)
Cash and cash equivalents at beginning of period                   712               445             2,547            2,612
                                                              ---------           -------         ---------        ---------
Cash and cash equivalents at end of period......                   699               437               445            2,547
                                                              =========           =======         =========        =========

Supplemental disclosure of cashflow information
Interest paid during the period.................                    77                48                29               36
                                                              =========           =======         =========        =========

Supplemental disclosure of non-cash transactions
Issuance of shares in acquisitions..............                   405               253                53                -
Issuance of shares for services.................                    17                11                94                -
Issuance of shares in investment................                   480               300                 -                -
Receivable from stock subscription..............                   382               239                 -                -

See accompanying notes to the consolidated financial statements.


                                      -F9-

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS
Futuremedia PLC was incorporated in England in 1982 as Futuremedia Limited and re-registered as a public company in 1993. The Company's activities can be regarded as falling into one of two business segments. The first and largest is that of the provision of Internet and Intranet learning and communications products and services, with some production of learning and communications material on other media, such as CD-ROM. The second is that of resource consultancy, whereby Futuremedia provides source information residing in the public domain on waste and resource management to large corporates.

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

Since its initial public offering ("IPO"), the Company has incurred net losses and experienced negative cash flows from operating activities and at November 12, 2003, the Company's cash resources and available borrowings are less than the resources the management intends to use for maintaining the current level of operations for the next twelve months. However, management believes that the improved levels of order intake and sales prospect pipeline since the end of the year, notably the recent order for the Company's Learning for All product from the Royal Mail, have improved the expectation of revenues and cashflows to the extent that the Company's requirement for working capital and capital investment for the remainder of the current fiscal year will be met from trading activities. Accordingly, the directors have prepared the accounts for the year ended April 30, 2003 on a going concern basis.

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

CONVENIENCE TRANSLATIONS
Translation of the financial statements at April 30, 2003 and for the year then ended from sterling into US dollars is for informational purposes only and has been made at the April 30, 2003 Noon Buying Rate of GBP1.00 to $1.5998.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents represent cash and short-term deposits with maturities of less than three months at inception.


                                      -F10-

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.              SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)


INVENTORIES
Inventories are stated at the lower of cost, determined on the basis of the first in, first out method, and market value.


PROPERTY AND EQUIPMENT
Property and equipment is carried at cost. Depreciation is charged on a straight-line basis to costs and expensed over the expected useful lives of the assets. Depreciation is provided at the following annual rates:


Freehold buildings.................................2%
Freehold land.....................................Nil
Property improvements..............................20%
Audiovisual and computer equipment
         Long-term.................................15%
         Mid-term..................................20%
         Short-term................................33%
         Office equipment..........................20%

Leasehold improvements are amortized over the shorter of their estimated lives and the non-cancelable term of the lease.

Freehold land and buildings are held for sale at the lower of cost less depreciation and fair value less cost to sell.

The freehold buildings have not been depreciated since they were put on the market.

GOODWILL
The Company adopted SFAS No. 142 on May 1, 2002. Under this standard, goodwill will be tested for impairment on an annual basis or whenever indicators of impairment arise. The Company completed its transitional impairment tests in the quarter ended October 31, 2002 and no impairment was recorded. Prior to May 1, 2002, goodwill was tested for impairment in a manner consistent with property, plant and equipment and intangible assets with a definite life.
The Company performed the required annual impairment test as of February 1, 2003,. This test indicated that there was no impairment.

NET SALES
Net sales represent the value of goods and services delivered, excluding value added tax, and for the year ended April 30, 2003 can be categorized by activity under one of five operating departments.

Consulting Services - Consulting revenues fall in the Futuremedia Learning Services unit. These revenues are invoiced at the completion of each work package, and revenues recognized at that time.

                                      -F11-

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.              SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)


Bespoke Products - Bespoke production revenues are managed within Futuremedia Content Studio. These are products that are specifically designed to meet a customer's individual e-learning needs. Due to the customization and modification required, revenue for these long-term contracts are recognized on a percentage-of- completion basis based on costs incurred.

Learning Management Systems - A Learning Management System is specifically designed for the customer to meet all of their e-learning needs. The revenues are managed through the Futuremedia Software Services, Futuremedia Courseware Services and Futuremedia Service Delivery units. These systems can include multiple elements such as: a license for Solstra, hosting services, set up charges, integration and support services and content. For these contracts, the Company recognizes revenue over the period of the licence.

Blended Learning Solution - Blended Learning solutions are those which combine an element of e-Learning, together with physical classroom or workbook based training The revenues are managed through the Futuremedia Software Services, Futuremedia Courseware Services and Futuremedia Service Delivery units. It can include multiple solutions such as supply of e-Learning materials, workbooks and classroom based instruction. The Learning Management System element is recognized over the period of the license agreement and the remaining element is recognized on the delivery of the service for classroom based instruction and on the delivery of the product for the workbooks.

In other situations, the Company allocates revenue to the elements based on objective evidence of the fair value. Revenue is recognized when the following criteria are met for each element:

-          There  is  persuasive  evidence  of  an  arrangement
-          The  Company  has  delivered  the  product  to  the  customer
-          Collection  of  the  fees  is  probable;  and
- The amount of the fees to be paid by the customer is fixed and determinable

Revenue received for hosting and support services are recognized over the service period.



PENSIONS
The  Company   operates  a  number  of  defined   contribution   pension  plans.
Contributions are charged to income as they become payable in accordance with the rules of the plans.

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

EQUITY METHOD INVESTMENTS
Investments in companies in which Futuremedia Plc has significant influence, but less than a controlling voting interest, are accounted for using the equity method. Under the equity method, only Futuremedia Plc investment in and amounts due to and from the equity investee are included in the consolidated balance sheet; only Futuremedia Plc's share of the investee's earnings is included in the consolidated operating results


                                      -F12-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LONG-LIVED ASSETS
Long lived assets are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted future cash flows resulting from the use of these assets, when any such impairment exists, the related assets will be written down to fair value.

COMPREHENSIVE INCOME (LOSS)
Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company's only item of other comprehensive income (loss) is foreign currency translation adjustments. LOSS PER SHARE Earnings per share figures have been calculated using the method required by Statement of Financial Standards No. 128 "Earnings per Share". Under the provisions of SFAS NO. 128, basic net loss per share is computed by dividing the loss attributable to common shareholders for the period by the weighted average number of shares of common stock outstanding during the period, which included shares to be issued. The calculation of diluted loss per share gives effect to common stock equivalents, however, potential common shares are excluded if their effect is anti-dilutive. The calculation excludes a total of 2,448,574 warrants to purchase an equivalent number of Ordinary shares, together with 5,431,951 options to purchase Ordinary shares outstanding as at April 30, 2003 under the Company's Executive Approved and Unapproved Share Option Schemes.

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

STOCK-BASED EMPLOYEE COMPENSATION
The Company's financial statements are presented in accordance with the Accounting Principles Board's Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). Under APB No. 25, generally, no compensation expense is recognized in connection with the awarding of stock option grants to employees provided that, as of the grant date, all terms associated with the award are fixed and the quoted market price of the stock is equal to or less than the amount an employee must pay to acquire the stock as defined. As the Company only issues fixed term stock option grants at or above the quoted market price on the date of the grant, there is no compensation expense recognized in the accompanying combined financial statements. The Company adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), which requires certain financial statement disclosures, including pro forma operating results had the Company prepared its consolidated financial statements in accordance with the fair value based method of accounting for stock-based compensation.



                                      -F13-

FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)


Stock-Based Compensation Transition and Disclosure ("SFAS 148"), the pro forma effects of stock-based compensation on net income (loss) and net earnings per share have been estimated at the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:


                                                   April 30,
                                        2003         2002         2001
                                        -----        -----        ----
       Risk-free interest rate           4.0%         3.8%          5.2%
       Volatility                       19.0%        31.8%        127.6%
       Expected life (years)             3.3          3.3           8.0





                                                                          Year ended April 30
                                                  --------------------------------------------------------------------
                                                       2003              2003             2002             2001
                                                       ----              ----             ----             ----
                                                      ($'000)         (GBP `000)       (GBP `000)        (GBP'000)
Net loss as reported.......................           (1,740)          (1,088)           (2,012)          (3,697)
Add: Total stock-based employee compensation
expense determined under fair value based
method for all awards, net of tax                      (170)             (106)             (44)            (195)
Pro-forma net loss.........................           (1,910)          (1,194)           (2,056)          (3,892)

                                                         $               GBP               GBP              GBP
Net loss per share as reported.............           (3.74)c          (2.34)p           (6.60)p         (12.71)p
Pro forma net income (loss) per ordinary share:
                                                      (4.11)c          (2.57)p           (6.74)p         (13.38)p
Basic
                                                      (4.11)c          (2.57)p           (6.74)p         (13.38)p
Diluted


ADVERTISING COSTS
All advertising costs incurred in the promotion of the Company's products and services are expensed as incurred. Advertising costs were GBP65,000, GBP16,000, and GBPNil for the years ended April 30, 2001,2002 and 2003.

ALLOWANCE FOR DOUBTFUL ACCOUNTS
Accounts receivable consist primarily of amounts due to us from our normal business activities. The Company's ability to collect outstanding receivables from our customers is critical to our operating performance and cash flows. We maintain an allowance for doubtful accounts to reflect the estimated future uncollectability of accounts receivable based on past collection history and specific risks that have been identified by reviewing current customer information. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to us, we believe our allowance for doubtful accounts as of April 30, 2003, is adequate. However, actual write-offs might exceed the recorded allowance.

                                      -F14-

FUTUREMEDIA PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1     SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)


       ----------------------------------------------------------
                                   2003      2003         2002
       ----------------------------------------------------------
                                   $'000    GBP'000     GBP'000
       ----------------------------------------------------------
       Allowance at May 1           94        59          201
       ----------------------------------------------------------
       Utilized during year        (94)      (59)        (201)
       ----------------------------------------------------------
       Provided in year             56        35           59
       ----------------------------------------------------------
       Allowance at April 30        56        35           59
       ----------------------------------------------------------


2.     LOANS

The Convertible Loan was due for repayment in July, 2002, but was not repaid on the due date due to a lack of available funds, but the convertible loan note holder agreed to defer repayment until the Company had secured additional financing to enable it to do so. Under the contractual term of the convertible loan, interest was payable at 20% per annum beyond the contractual settlement date. The convertible loan remained in place on these terms until January 2003, when a final settlement was agreed simultaneously with the Company concluding an agreement for the sale of its premises at Arundel, West Sussex.

At the same time, the Company entered into a short term mortgage arrangement with a major bank under which it drew down GBP 300,000 ($480,000) to enable the full repayment of the above loan and to provide further working capital until such time that the total proceeds of sale were received. Interest was payable at the rate of 6.0% per annum.



                                                                APRIL 30
                                                          ---------------------
                                                          2003             2002
                                                          ----             ----
                                                                (GBP'000)

Bank mortgage loan                                           300              -
                                                          =======          =====
Convertible Variable Rate Unsecured Loan Stock 2002           -              410
                                                          =======          =====

The Bank mortgage loan, which was secured by way of a charge on the property, included a maximum loan period not to exceed twelve months, an interest rate of 2% above the Bank's own base rate, payable on repayment. The loan was repaid, subsequent to the year end, in May 2003 when the second part of the property sale was completed.



                                      -F15-

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  FAIR VALUES OF FINANCIAL INSTRUMENTS


                                                                       April 30,
                                         --------------------------------------------------------------------
                                              2003                                 2002
                                          Carrying               Fair         Carrying          Fair
                                            Value                Value           Value          Value
                                         ----------------- ----------------- -------------- -----------------
                                             (GBP'000)         (GBP'000)         (GBP'000)    (GBP'000)
Cash and cash equivalents...........              437               437              445          445
Unsecured loan stock................               -                 -               410          410
Short term mortgage                               300               300               -            -

The carrying value of these financial instruments approximates fair value due to the short period until maturity.

4.  INCOME TAXES

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                        April 30,
                                             --------------------------------
                                                    2003              2002
                                                    ----              ----
                                                          (GBP'000)

Book over tax depreciation                               99               97
Operating losses carried forward                      4,224            4,005
Other differences and tax benefits of
exceptional pension charge                                -               40
                                                  -----------      ------------
                                                      4,323            4,142
Less:  valuation allowance                           (4,323)          (4,142)
Net deferred tax assets                                   -                -
                                                  ===========      ============

There is no time limit on the utilization of the operating losses carried forward tax value.

GBP14,080,000  which are specific to certain  companies  and cannot be relieved
against  profits  in  other  Group   companies.   Amounts  invested  in  foreign
subsidiaries are considered permanently invested. It is not possible to determine taxes on undistributed earnings.

For financial reporting purposes, loss before income taxes includes the following components :

                                          Year ended April 30,
                               -------------------------------------------
                                    2003            2002         2001
                                    ----            ----         ----
                                                  (GBP'000)
United Kingdom                       (1,027)        (1,985)       (3,664)
Overseas                                (61)           (27)          (33)
                                     -------        -------     ---------
                                     (1,088)        (2,012)       (3,697)
                                     =======        =======     =========

                                      -F16-

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.       INCOME TAXES (CONTINUED)

The reconciliation of income tax computed at the UK statutory tax rate to the effective rate is:

                                                            Year ended April 30,
                               --------------------------------------------------------------------------------
                                         2003                       2002                           2001
                                (GBP'000)       %       (GBP'000)             %         (GBP'000)         %
Statutory rate...............     (326)       (30.0)        (604)           (30.0)        (1,110)      (30.0)
Unrelievable UK tax losses...      291         26.8          550             27.3          1,094        29.6
Non deductible expenses......       35          3.2           54              2.7              -           -
Other sundry items...........        -             -           -                -             16         0.4
                               --------      -------     --------        --------       --------     ---------
                                     -             -           -                -              -           -
                               ========      =======     ========       =========       ========     =========




5. LEASE COMMITMENTS

The future minimum rental payments under non-cancelable operating leases at April 30, 2003 are:

                                                    Equipment
                                                  ---------------
                                                    (GBP'000)
2004........................................            2
2005........................................            1
2006........................................            -
2007                                                    -
2008........................................            -
2009                                                    -

Rental expense was GBP105,000, GBP71,000 and GBP11,000 ($18,000) for the years ended April 30, 2001, 2002 and 2003.



6.  PREPAID EXPENSES

Prepaid expenses for the year ended April 30, 2003 of GBP376,000 ($601,000) includes the forward purchase of learning materials in respect of existing customer contracts of GBP323,000, together with prepaid expenses for hosting services, dues and subscriptions, insurances and salary sacrifices aggregating GBP53,000.

Prepaid expenses for the year ended April 30, 2002 of GBP376,000 included the forward purchase of learning materials of GBP276, together with prepaid expenses for hosting services, office rent, insurances, dues and subscriptions and insurances aggregating GBP100,000.


                                      -F17-

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



7. SEGMENT INFORMATION, EXPORT SALES AND MAJOR CUSTOMERS

The Company views its business as falling into one of two operating segments. The major segment is that of e-Learning and comprises the provision of its own and third party products and services which together provide clients with learning solutions. The second and much smaller segment is that of resource consultancy, a capability provided as a result of the Company's acquisition of C2W Limited in May 2002. The accounting policies for the segments are the same as those described in the summary of accounting policies.

                                                 2003                2003               2002              2001
                                                $'000              GBP'000             GBP'000           GBP'000
Net Sales:
e-Learning services                                 1,827               1,142                911              743
Resource consultancy services                         320                 200                  -                -
                                                      ---                 ---                  -                -
Total Net Sales                                     2,147               1,342                911              743

Cost of sales
e-Learning services                                 1,528                 955              1,536            1,789
Resource consultancy services                         254                 159                  -                -
                                                      ---                 ---                  -                -
Total Cost of sales                                 1,782               1,114              1,536            1,789

Gross profit/(loss):
e-Learning services                                   299                 187              (625)          (1,046)
Resource consultancy services                          66                  41                  -                -
                                                       --                  --                  -                -
Total Gross profit/(loss)                             365                 228              (625)          (1,046)

Operating expenses:
e-Learning services                                 1,841               1,151              1,403            2,766
Resource consultancy services                         189                 118                  -                -
                                                      ---                 ---                  -                -
Total Operating expenses                            2,030               1,269              1,403            2,766

Operating loss
e-Learning services                               (1,542)               (964)            (2,028)          (3,812)
Resource consultancy services                       (123)                (77)                -                -
                                                    -----                ----                -                -
Total Operating loss                              (1,665)             (1,041)            (2,028)          (3,812)


                                      -F18-

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  SEGMENT INFORMATION, EXPORT SALES AND MAJOR CUSTOMERS (CONTINUED)



                                   2003                2003             2002
                                   $'000             GBP'000           GBP'000

Assets:
e-Learning services                    1,313               821              458
Resource consultancy services            194               121                -
                                         ---               ---             ----
Total segment assets                   1,507               942              405

Unallocated assets:
Cash                                     699               437              445
Prepaid expenses                          85                53              117
Other current assets                     403               252                3
Property and equipment                   847               529            1,066


Goodwill                               1,182               739                -
Investments                              326               204                -
                                         ---               ---             ----

Total assets                           5,049             3,156            2,089


The Company's sales were divided by geographical location of customer as follows:

                                                    Year ended April 30,
                                           ------------------------------------
                                           2003             2002       2001
                                           ----             ----       ----
                                                          (GBP'000)
United Kingdom.......................    1,340               849         491
Rest of Europe.......................        2                 3         149
Rest of the World....................        -                59         103
                                         -------           ------       -----
                                          1,342              911         743
                                         =======           ======       =====

During the year ended April 30, 2003, one customer accounted for 59% of sales and another for 10% of sales; during the year ended April 30, 2002, one customer accounted for 69% of sales and another for 9% of sales, and during the year ended April 30, 2001, two customers each accounted for 20% of sales.

At April 30, 2003 the major customers identified above accounted for 10% of the amounts receivable, 8% in 2002 and 23% in 2001.


                                      -F19-


FUTUREMEDIA PLC SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.       SEGMENT INFORMATION, EXPORT SALES AND MAJOR CUSTOMERS  (CONTINUED)

Information about the Company's operations by geographic area is as follows:

                                                  UNITED KINGDOM    REST OF THE      ELIMINATIONS      CONSOLIDATED
                                                                        WORLD
                                                 -----------------  -------------- ----------------- ---------------
                                                                               (GBP'000)

YEAR ENDED APRIL 30, 2003

Net sales
         Customers........................                  1,342           -                  -          1,342
         Total............................                  1,342           -                  -          1,342
                                                 -----------------  -------------- ----------------- ---------------
Operating Loss                                             (1,023)          (18)               -         (1,041)
Net Interest  income and foreign  currency gains
and losses      ..............................
                                                               (5)          (43)               -            (48)
                                                 -----------------  -------------- ----------------- ---------------

Loss before income taxes..................                 (1,027)          (61)                -        (1,088)
                                                 =================  ============== ================= ===============
Identifiable assets...........................                 79             -                 -            79
                                                 =================  ============== ================= ===============
YEAR ENDED APRIL 30, 2002

Net sales
         Customers..........................                  911              -                -           911
                                                 -----------------  -------------- ----------------- ---------------
         Total..............................                  911              -                -           911
Operating Loss..............................               (2,028)             -                -        (2,028)
Net Interest income and foreign currency gains                 45            (29)               -            16
                                                 -----------------  -------------- ----------------- ---------------
and losses..................................
Loss before income taxes....................               (1,983)           (29)               -        (2,012)
                                                 =================  ============== ================= ===============
Identifiable assets.........................                  158              -                -          1589
                                                 =================  ============== ================= ===============
YEAR ENDED APRIL 30, 2001

Net sales
         Customers..........................                  743              -                -          743
                                                 -----------------  -------------- ----------------- ---------------

         Total..............................                  743              -                -          743
                                                 =================  ============== ================= ===============
Operating Loss..............................               (3,812)             -                -       (3,812)
Net Interest  income and foreign  currency gains
and losses..................................                  148            (33)               -          115
                                                 -----------------  -------------- ----------------- ---------------
Loss before income taxes....................               (3,664)           (33)               -       (3,697)
                                                 =================  ============== ================= ===============

Identifiable assets.........................                  167              -                -          167
                                                 =================  ============== ================= ===============


                                      -F20-

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8. PENSION PLANS

The Company operates various defined contribution pension plans on behalf of the directors and other staff. Contributions payable are charged to Income as incurred. Contributions by the Company are determined in accordance with the rules of the pension plans. Contributions aggregated GBP38,000 ($61,000) in 2003, GBP43,000 in 2002, and GBP51,000 in 2001. The Company has no obligations in respect of post retirement benefits other than the pension obligations described above.

9. ACQUISITIONS

Operations of acquired companies are included in consolidated operations from the date of acquisition and that the fair value of common stock was determined based on the quoted market price when the terms of acquisition were agreed to.

The Company acquired, on March 1, 2002, the assets and business of Palm Teach Limited for a total consideration of GBP54,000 ($85,000) The consideration of GBP54,000 represents the fair value of the 759,700 shares issued to the shareholders. The net assets at the time of the acquisition amounted to approximately (pound)1,000. As of the year end, GBP53,000 was therefore recorded as goodwill.

In May 2002, the Company acquired the assets and business of C2W Limited, a services company providing resource and management consultancy to corporate clients, for a total consideration of (pound)29,000 ($46,000). The consideration of GBP29,000 represents the fair value of the 454,400 shares issued to the shareholders. As at the year-end, GBP29,000 ($32,000) was recorded as Goodwill. The acquisition was accounted for using the purchase method.

In April 2003, the Company acquired the assets of Activna Objects Limited ("Activna"), a non-trading UK company with ownership of a software tool that the Company believes will substantially reduce the development time and cost for a new third generation e-Learning management system. The net assets of Activna, comprising the software intangible of GBP62,500, sundry creditors of GBP62,500 and sundry debtors of GBP100, amounted to GBP100 ($160), were acquired for a total consideration of GBP224,000 ($350,000). The consideration of GBP224,000 represents the fair value of the 3,500,000 shares issued to the shareholders. As at the year-end, the whole of the GBP224,000 ($350,000) is recorded as Goodwill. The acquisition was accounted for using the purchase method. A formal purchase price allocation has not been finalized. The Company expects to finalize this in 2004 fiscal year as the Company is in the process of determining the fair value of the internally generated software purchased.

Also in April 2003, the Company acquired a 29.8% shareholding in Luvit AB, which has been accounted for under equity accounting rules. The total consideration paid for this shareholding amounted to GBP643,000 ($1,000,000) in cash and GBP300,000 ($480,000) in Futuremedia shares, and represents fair value for the cash and 4,685,315 shares issued.

At the time of the investment, the net assets of Luvit AB amounted to GBP686,000 ($1,097,000), therefore these financial statements show an investment value arising from this transaction of GBP204,000 ($326,000), representing
Futuremedia's 29.8% shareholding, with the remaining GBP739,000 ($1,182,000) appearing as goodwill.


                                      -F21-

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. ACQUISITIONS (CONTINUED)

The following is summarized financial information on the assets and liabilities of Luvit AB as of 31 March 2003.


                                                As of March 31, 2003
---------------------------------------------------- --------- --------------
                                            $(000's) GBP(000`s)   SEK(000's)
---------------------------------------------------- --------- --------------
Total current assets                            581       363          4,868
---------------------------------------------------- --------- --------------
Total non-current assets                      1,115       697          9,357
---------------------------------------------------- --------- --------------
Total assets                                  1,696     1,060         14,225
---------------------------------------------------- --------- --------------
Total current liabilities                       926       579          7,772
---------------------------------------------------- --------- --------------
Total non-current liabilities                   474       296          3,976
---------------------------------------------------- --------- --------------
Total liabilities                             1,400       875         11,748
---------------------------------------------------- --------- --------------
Net assets                                      296       185          2,477
---------------------------------------------------- --------- --------------




10. INTANGIBLE ASSETS AND GOODWILL

INTANGIBLE ASSETS

                                                Year ended April 30
                                      ----------------------------------------
                                              2003                 2002
                                            ----                 ----
       Cost                                          (GBP'000)
       At May 1.....................         264                 264
       Additions ...................          62                   -
       Amounts written off..........           -                   -
                                          ------              ------
       At April 30..................         326                 264
                                          ------              ------

       Amortization
       At May 1.....................         264                 264
       Charge for year..............           -                   -

       Amounts written off..........           -                   -
                                          ------              ------
       At April 30..................         264                 264
                                          ------              ------
       Net book amount at April 30..          62                   0
                                          ======              ======


The  addition in 2003  represents  the  software  tool owned by Activna  Objects
Limited,   acquired  by  Futuremedia  in  April  2003.  (GBP)264,000  in  2002
represents internally developed software.




                                      -F22-

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.      INTANGIBLE ASSETS AND GOODWILL (CONTINUED)

The table below shows expected amortization expense for acquired intangible assets recorded as of April 30, 2003.


                                              2004     2005     2006
                                              ----     ----     ----
Amortization expense (GBPthousands)            21        21      20

The above amortization expense forecast is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, impairment of intangible assets, accelerated amortization of intangible assets, and other events


Goodwill
                                   ------------------------------
                                    2003                    2002
                                   -------                 ------
   Cost                                         (GBP'000)
   At May 1......................      53                       -
   Additions ....................     931                      53
   Amounts written off...........       -                       -
                                   -------                 ------
   At April 30...................     984                      53
                                   =======                 ======


Of the GBP984,000 goodwill at April 30, 2003, GBP30,000 is attributable to the resource consultancy business segment, GBP216,000 to the e-Learning business segment and the remaining GBP739,000 being the investment in Luvit, is not allocable to business segment.


                                      -F23-

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)


11.      PROPERTY PLANT AND EQUIPMENT

                                                                    April 30,
                                      ----------------------------------------------------------------------
                                                     2003                                2002
                                                    ----                                ----
                                       COST     DEPRECIATION     NET       COST     DEPRECIATION     NET
                                      --------- ------------- ------------ ------- --------------- ---------
                                                                 (GBP'000)
Property improvements...............      -            -           -          59           59           -
Audiovisual and computer equipment
    Mid-term........................     78           78           -          78           69           9
    Short-term......................    349          283          66         336          237          99
Office Equipment....................     71           58          13          71           21          50
                                      --------- ------------- ------------ ------- --------------- ---------
                                        498          419          79         544          386         158
                                      ========= ============= ============ ======= =============== =========

The net book value includes no amounts in respect of assets held under capital leases.

Freehold land and buildings at a carrying value of GBP450,000, ($720,000) are held for sale at the lower of cost less depreciation and fair value less costs to sell at April 30, 2003, and represents the second and final part outstanding on the agreement for sale reached in January 2003 whereby the property was divided into two separate parts. The sale of the remaining part was concluded in May 2003. The whole of the loss on sale amounting to (GBP)118,000 ($188,000) has been taken to the income statement in the current fiscal year.



12.      CHANGES IN SHAREHOLDER EQUITY

In July 2000, the Company completed an additional private placement under Regulation S pursuant to which the Rennes Foundation purchased 1,944,444 Ordinary Shares and another non-US investor purchased 277,778 Ordinary shares at a price of GBP 1.12 ($1.80) per Share for an aggregate purchase price of approximately GBP 2.5 million ($4.0 million) in cash.

Also in July 2000, an option to purchase 10,000 ordinary shares at a price of GBP 0.31 ($0.50) per ordinary share under the Company's Unapproved Executive Share Option Plan was exercised by an employee of the Company.

In March 2002, the Company contracted for the issue of and received the cash for an aggregate of 4,702,410 Ordinary Shares at a price of GBP 0.051 ($0.083)
per Ordinary Share representing an aggregate purchase price of approximately GBP 244,000 ($390,000).

Also in March 2002, the Company contracted for the issue of an aggregate of 759,700 Ordinary Shares at a market price of GBP 0.04 ($0.07) per Ordinary Share pursuant to the stock transaction for the acquisition of the assets of Palm Teach Limited, together with the issue of an aggregate 702,900 Ordinary shares at a market price of GBP 0.04 ($0.07) per Ordinary share to four key individuals on their joining the Company.

Also in April 2002, the Company contracted for the issue of and received the cash for 3,276,923 Ordinary shares at a price of GBP 0.041 ($0.065) per Ordinary Share representing an aggregate purchase price of approximately GBP 133,000 ($213,000).

                                      -F24-

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 12.     CHANGES IN SHAREHOLDER EQUITY (CONTINUED)

Also in April 2002, the Company contracted for the issue of 803,046 Ordinary Shares at a price of GBP 0.044 ($0.07) per Ordinary Share under a Salary sacrifice arrangement, representing an aggregate purchase price of GBP 35,000 ($56,000). At the same time, a further 102,000 Ordinary Shares at a price of GBP 0.044 ($0.07) per Ordinary Share were agreed to be issued in settlement of outstanding invoiced charges for work done for the Company.

In May, 2002, the Company issued 454,400 Ordinary Shares at a market price of GBP 0.0690 ($0.10) per Ordinary share pursuant to the stock transaction for the acquisition of C2W limited.

In September  2002, the Company issued  7,644,346  Ordinary Shares at a price of
GBP 0.0458   ($0.065)  per   Ordinary   Share  for   aggregate   proceeds  of
approximately GBP 350,000 ($560,000) pursuant to a Regulation `S' placement.

In October 2002, the Company issued 2,727,647 Ordinary Shares at a price of GBP 0.055 ($0.085) per Ordinary Share for aggregate proceeds of approximately GBP 150,000 ($232,000) pursuant to a Regulation `S' private placement.

In December 2002, the Company issued 231,396 Ordinary Shares at a price of GBP 0.0484 ($0.075) for an aggregate of GBP 11,000 ($17,000) pursuant to an agreement for the payment of sales commissions to a third party.

In April 2003, the Company issued 16,706,000 Ordinary shares at a price of GBP 0.064 ($0.10) per Ordinary share for aggregate proceeds of approximately GBP 1,071,000 ($1,670,000) pursuant to a Regulation `S' private placement. At April 30, 2003, $202,000 of the $1,670,000 was outstanding and received subsequently to the year-end.

Also in April 2003, the Company issued 2,250,000 Ordinary shares at a price of GBP 0.051 ($0.08) per Ordinary share for aggregate proceeds of approximately GBP 115,000 ($180,000) pursuant to a Regulation `S' private placement. This investment agreement also provided for the issue of 1,594,334 warrants to purchase an equivalent number of Ordinary Shares at a price of GBP 0.053 ($0.085) per Ordinary Share, valid for three years. The proceeds of $180,000 were outstanding at April 30, 2003 and were received subsequently to the year-end.

Also in April 2003, the Company issued 4,685,315 Ordinary Shares at a price of GBP 0.0625 ($0.10) per Ordinary Share pursuant to an agreement to acquire 3,350,000 shares in Luvit AB from the present holder, Volito AB, for an aggregate price of GBP 300,000 ($480,000) approximately.

Also in April 2003, the Company issued 3,500,000 Ordinary Shares pursuant to an agreement to acquire the entire share capital of Activna Objects Limited.

At April 30, 2003 there were 854,240 warrants outstanding for the purchase of an equivalent number of Ordinary shares, issued in August 1993 at the time of the Company's initial float, at a price of $5.65 per Ordinary Share, which were due to expire in August 2003. The Company decided not to extend these warrants for any further period, and consequently these warrants lapsed subsequent to the year-end, in August 2003. There were also 1,594,334 warrants outstanding at April 30, 2003 redeemable for the purchase of an equivalent number of Ordinary shares at a purchase price of $0.085 per Ordinary Share, issued in April 2003, which expire in April 2006.

                                      -F25-

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.      CHANGES IN SHAREHOLDER EQUITY (CONTINUED)

All shares contracted to be issued in 2002 were issued in 2003.

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

In addition to the foregoing, the Company maintains a net profit sharing plan (the "Employee Profit Share Scheme" or the "Incentive Profit Sharing Scheme") pursuant to which cash may be paid to employees out of the Company's annual profits. No such distributions were made in the years ended April 30, 2003, 2002 or 2001. Pursuant to an agreement with the underwriter of the Company's initial public offering, the aggregate value of the cash that may be issued annually under the Employee Profit Share Scheme will not exceed 10% of the Company's pre-tax profits, and, based on the Company's performance, may be limited to 10% of the Company's post-tax profits.

Determinations as to the granting of options to employee-directors are made by the Remuneration Committee.

Under the Approved Executive Share Option Scheme, 759 options at an exercise price of $4.25 and 947 options at an exercise price of $2.55 were outstanding at the year end which subsequently lapsed without being exercised on August 19, 2003. 20,500 options are outstanding at an exercise price of $0.90625 and may be exercised until January 16, 2008 and 13,500 options are outstanding at an exercise price of $1.5938 and may be exercised until July 25, 2010.


                                      -F26-

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.      EMPLOYEE PROFIT-SHARING AND OPTION PLANS (CONTINUED)

A summary of the option outstanding under the Company's "Approved Share Option Scheme" as at April 30, 2003 is as follows:

                              Number of Shares            Weighted
                               Under Option             Average Option
                                                        Price Per Share
                              -------------            -----------------
Outstanding April 30, 2000..        46,962                  $1.4277
Options granted.............        90,000                  $1.5938
Options forfeited...........       (58,574)                 $1.5741
                              -------------
Outstanding April 30, 2001..        78,388                  $1.5090
Options forfeited...........       (37,865)                 $1.4767
                              -------------
Outstanding April 30, 2002..        40,523                  $1.5096
                               ============
Options forfeited...........        (4,817)                 $3.2053
                               ------------
Outstanding April 30, 2003..        35,706                  $1.2809
                               ============




                                      -F27-

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.      EMPLOYEE PROFIT-SHARING AND OPTION PLANS - (CONTINUED)

The following options have been issued under the Company's "Unapproved Executive Share Option Scheme", and were outstanding as at April 30, 2003.

      NO OF                 SUBSCRIPTION             DATE                           EXERCISABLE WHEN THE MARKET
     SHARES                     PRICE             EXERCISABLE       EXPIRY DATE     PRICE AT LEAST EQUALS
-------------               --------------        ------------      ------------   -------------------------------

      5,000                    $0.53               Current          Oct 2007        No Restriction
      5,000                    $0.19               Current          Jan 2007        No Restriction
    100,000                    $1.00               Current          Sept 2010       No Restriction
     69,750                    $0.35               Current          May 2011        No Restriction
     69,750                    $0.35               Current          May 2011        No Restriction
     69,750                    $0.35               05/01/04         May 2011        No Restriction
     69,750                    $0.35               11/01/04         May 2011        No Restriction
    100,000                    $0.25               Current          Oct 2006        $1.00
      5,000                    $0.19               Current          Sept 2010       No Restriction
      5,000                    $0.59               Current          Sept 2010       No Restriction
    474,750                    $0.15               Current          Feb 2012        No Restriction
  1,223,355                    $0.15               Current          Feb 2012        No Restriction
    474,750                    $0.10               Current          Feb 2012        No Restriction
  1,424,390                    $0.10               Current          Feb 2012        No Restriction
     50,000                    $0.09               10/16/03         Oct 2012        No Restriction
     50,000                    $0.09               10/16/04         Oct 2012        No Restriction
     50,000                    $0.09               10/16/05         Oct 2012        No Restriction
     25,000                    $0.09               10/16/03         Oct 2012        See (1) Below
     25,000                    $0.09               10/16/04         Oct 2012        See (1) Below
     25,000                    $0.09               10/16/05         Oct 2012        See (1) Below
     50,000                    $0.09               10/16/03         Oct 2012        See (1) Below
     50,000                    $0.09               10/16/04         Oct 2012        See (1) Below
     50,000                    $0.09               10/16/05         Oct 2012        See (1) Below
    125,000                    $0.09               11/01/03         Nov 2012        No Restriction
    125,000                    $0.09               11/01/04         Nov 2012        No Restriction
    100,000                    $0.09               11/01/03         Nov 2012        See (1) Below
    150,000                    $0.09               11/01/03         Nov 2012        See (1) Below
     66,667                    $0.09               11/03/03         Nov 2012        No Restriction
     66,667                    $0.09               11/03/04         Nov 2012        No Restriction
     66,666                    $0.09               11/03/05         Nov 2012        No Restriction
     25,000                    $0.09               11/03/03         Nov 2012        See (1) Below
     25,000                    $0.09               11/03/04         Nov 2012        See (1) Below
     25,000                    $0.09               11/03/05         Nov 2012        See (1) Below
     50,000                    $0.09               11/03/03         Nov 2012        See (1) Below
     50,000                    $0.09               11/03/04         Nov 2012        See (1) Below
     50,000                    $0.09               11/03/05         Nov 2012        See (1) Below
-----------

  5,396,245
===========

(1) Exercisable only on achievement of the option holders achieving an agreed level of customer orders within an agreed period. None of these targets were met in the year. Failure to meet these targets will result in the lapse of the options.

The Company accounts for options granted under these plans in accordance with the provisions of APB No. 25. Variable options are required to be marked to market at each period end until they are


                                      -F28-

FUTUREMEDIA PLC AND SUBSIDIARIES  NOTES
TO CONSOLIDATED FINANCIAL STATEMENTS

13.      EMPLOYEE PROFIT-SHARING AND OPTION PLANS - (CONTINUED)


forfeited, exercised, or expire unexercised. Those options whose vesting is dependent on performance will be accounted for as variable options until the performance criteria is met.


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

A summary of the options outstanding under the Company's "Unapproved Share Option Scheme" as at April 30, 2003 is as follows:

                                     NUMBER OF SHARES      WEIGHTED AVERAGE
                                     UNDER OPTION          OPTION PRICE PER
                                                           SHARE
                                     -----------------     ----------------

Outstanding at April 30, 2000......     1,794,000                $0.83
                                      ------------
Option granted ....................     1,010,001                $1.41
Options lapsed.....................      (280,667)               $1.47
Options exercised..................       (10,000)               $0.50
                                      ------------
Outstanding at April 30, 2001......     2,513,334                $0.99
Options granted....................     4,742,251                $0.165
Options lapsed and cancelled.......    (2,796,834)               $0.9056
                                      ------------
Outstanding at April 30, 2002......     4,458,751                $0.1605
                                      ============
Options granted                         1,365,000                $0.0883
                                      ============
Options lapsed and cancelled             (427,506)               $0.1267
                                      ============
Outstanding at April 2003               5,396,245                $0.095
                                      ============


No share options were granted at market price in the years to April 30, 2003 and 2002. 313,338 share options were granted at market price in the year ended April 30, 2001.

The weighted average fair value of the 375,000 options granted at below market price in the year ended April 30, 2003 was GDP0.030 ($0.047). There were no options granted at below market price in 2002. The weighted average fair value of options granted below market price in the year ended April 30, 2001 was GBP0.60. The weighted average fair value of the 990,000 options granted above market price in the year ended April 30, 2003 was GBP0.023 ($0.037), 2002 GBP0.04 and 2001 GBP0.28. The determination of the fair value of all stock options granted in 2003, 2002 and 2001 was calculated using the Black Scholes method based on (i) risk-free interest rates of 4.00% (2002: 3.84% and 2001:
5.25%), (ii) expected option lives of 3 to 5 years (weighted average 3.3 years),
(iii) dividend yield of 0% and iv) a volatility of 0.190 (2002:  0.318 and 2001:
1.276).


                                      -F29-

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.      NEW ACCOUNTING PRONOUNCEMENTS

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 specifies that freestanding financial instruments within its scope constitute obligations of the issuer and that, therefore, the issuer must classify them as liabilities. Such freestanding financial instruments include mandatorily redeemable financial instruments, obligations to repurchase the issuer's equity shares by transferring assets, and certain obligations to issue a variable number of shares. SFAS No. 150 is effective immediately for all financial instruments entered into or modified after May 31, 2003. For all other instruments, SFAS No. 150 is effective at the beginning of the second quarter of 2004. The Company has determined that the statement will not have a material impact on the consolidated financial position, results of operations and cash flows of the Company.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" (FIN No. 45). The interpretation requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that obligation. This interpretation is intended to improve the comparability of financial reporting, by requiring identical accounting for guarantees issued with separately identified consideration and guarantees issued without separately identified consideration. The disclosure requirements are effective for interim and annual financial statements ending after December 15, 2002. The initial recognition and measurement provisions are effective for all guarantees within the scope of FIN 45 issued or modified after December 31, 2002. The Company currently does not provide any guarantees.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN No. 46). The interpretation clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial
Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No.46 is applicable immediately for variable interest entities created after January 31, 2003. For variable interest entities created prior to January 31, 2003, the provisions of FIN 46 are applicable for periods ending after December 15, 2003.

The Company does not expect this Interpretation to have an effect on the consolidated financial statements.

In November 2002, the EITF released Issue Abstract No. 00-21, Accounting for Revenue Arrangements with MULTIPLE DELIVERABLES." This consensus requires that revenue arrangements with MULTIPLE DELIVERABLES be divided into separate units of accounting if the deliverables in the arrangements meet specific criteria. In addition, arrangement consideration must be allocated among the separate units of accounting based on their relative fair values, with certain limitations. The Company will be required to adopt the provision of this consensus are applicable for revenue arrangements entered into after June 30, 2003. The company is currently evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.


                                      -F30-

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.      COMMITMENTS

The Company has secured the provision of its Internet Service Provider (ISP) service requirements with Siemens UK Ltd. for a period of three years commencing September 2001. The terms of the contract allow termination on three months notice after the completion of the first year. In April 2001, the Company contracted with Consignia Plc (UK) for the provision of a learning management system comprising a hosted service together with learning content for a period of 22 months commencing June 1, 2001.The total value of the contract was approximately GBP1,000,000 ($1,600,000). This contract was renewed for a further twelve months from April 1, 2003. In November 2003, the Company was awarded a significant contract by Royal Mail for the provision of its Learning for All product to all the client's employees. It is expected that the Company will have to make significant commitment to third party suppliers in the delivery of these products and services.


16.      SUBSEQUENT EVENTS

Subsequent to the year end, in July, 2003, Futuremedia acquired the entire share capital of Temp Limited, into which had been transferred the business and assets of IQDos Limited, for the issue of 1.125 million Futuremdia shares, valuing the
acquisition  at  approximately   (GBP)238,000  ($380,000).  IQDos  Limited,  a
wholly-owned subsidiary of Excel Communications Limited, specializes in the production of bespoke e-Learning content and also provides e-Learning consultancy services, and will substantially improve the capability of Futuremedia to present itself to the marketplace as a single point of supply for total e-Learning solutions. The acquisition was accounted for using the purchase method.

In August, 2003, the Company completed a Private Placement in which it contracted for the issue of approximately 5.0 million Ordinary shares, or 6.2% of the issued share capital, at a price of $0.22 per Ordinary Share at a discount to the market price at the time, for total proceeds of approximately
(GBP)660,000 ($1.1 million). No major shareholders, employees or Affiliates were allowed to participate.

In August,  2003,  Volito AB,  contracted  for the purchase of 387,597  Ordinary
Shares at the market price of $0.387 per Ordinary Share for a total purchase price of (GBP)94,000 ($150,000).

In September, 2003, a number of the Company's staff exercised part or all of their share options to purchase Ordinary Shares under the Company's Unapproved executive Share Option scheme for a total of 188,838 Ordinary Shares at an average price of $0.109 per Ordinary share. None of these staff were Affiliates or Control Persons.

                                      -F31-


LUVIT AB ACCOUNTS FOR THE YEAR TO DECEMBER 31, 2002

INCOME STATEMENT - GROUP


(Amounts in thousands SEK)                             NOTE                YEAR ENDED
                                                                        DECEMBER 31, 2002

Net sales                                               1,2                  12 239
Capitalized development expenditures
                                                          5                   1 084
TOTAL OPERATING INCOME                                                       13 323

OPERATING EXPENSES
Direct costs                                                                 -1 915
Other external costs                                    4,9                  -8 696
Personnel costs                                           3                 -19 037
Depreciations (Write-downs of tangible and
intangible fixed assets)                                5,6                  -9 946
OPERATING RESULT                                                            -26 271

RESULT FROM FINANCIAL INVESTMENTS
Interest income and similar profit/loss items
                                                                                206
Interest expenses and similar profit/loss
items                                                                          -799
RESULT AFTER FINANCIAL ITEMS                                                -26 864

Tax on current year result                               11                       -
NET LOSS FOR THE YEAR                                                       -26 864

DATA/SHARES
Average number of shares                                                 15 666 262
Number of shares                                                         29 678 431
Equity/share in SEK                                                            0,34
Result/share                                                               Negative



NUMBER OF SHARES
Uncalled subscriptions for options do not cause any dilution effects, as the present value of the subscription price exceeds the actual value of the shares.

DEFINITIONS

EQUITY/SHARE
Equity divided by number of shares at year-end adjusted for stock dividend issue and split.

RESULT/SHARE
Result after tax divided by number of shares at year-end adjusted for stock dividend issue and split.


                                      -F32-



BALANCE SHEET - GROUP

(Amounts in thousands SEK)                             NOTE       DECEMBER 31, 2002

ASSETS

FIXED ASSETS
INTANGIBLE FIXED ASSETS
Capitalized development expenditure
                                                          5                   8 223
TOTAL INTANGIBLE FIXED ASSETS                                                 8 223
TANGIBLE FIXED ASSETS
Equipment                                                 6                   3 634
TOTAL TANGIBLE FIXED ASSETS                                                   3 634

TOTAL FIXED ASSETS                                                           11 857

CURRENT ASSETS
CURRENT RECEIVABLES
Accounts receivable - trade                                                   2 636
Other current receivables                                                       354
Prepaid expenses and accrued income
                                                         12                     348
TOTAL CURRENT RECEIVABLES                                                     3 338

CASH AND BANK BALANCES                                                        1 367

TOTAL CURRENT RECEIVABLES                                                     4 705


TOTAL ASSETS                                                                 16 562


                                      -F33-


BALANCE SHEET - GROUP

(Amounts in thousands SEK)                             NOTE       DECEMBER 31, 2002

EQUITY AND LIABILITIES

EQUITY                                                   11
RESTRICTED EQUITY
Share capital (29 678 431 shares at par SEK
0,10)
                                                                              2 968
Restricted reserves                                                          33 906
TOTAL RESTRICTED EQUITY                                                      36 874

ACCUMULATED LOSS
Loss brought forward                                                            -18
Loss for the year                                                           -26 864
TOTAL ACCUMULATED LOSS                                                      -26 882

TOTAL EQUITY                                                                  9 992

LIABILITIES
LONG-TERM LIABILITIES
Liabilities to credit institutions                       8                    1 978
TOTAL LONG-TERM LIABILITIES                                                   1 978

CURRENT LIABILITIES
Accounts payable - trade                                                        696
Other current liabilities                                                       806
Accrued expenses and deferred income
                                                         12                   3 090
TOTAL CURRENT LIABILITIES                                                     4 592

TOTAL EQUITY AND LIABILITIES
                                                                             16 562

MEMORANDUM ITEMS - GROUP

PLEDGED SECURITIES AND CONTINGENT LIABILITIES

PLEDGED SECURITIES
Floating charges                                                              5 000

CONTINGENT LIABILITIES                                   13                    None

TOTAL                                                                         5 000


                                      -F34-


CASH FLOW STATEMENT - GROUP

                                                                                   YEAR ENDED
                                                                                  DECEMBER 31,
Amounts in thousands SEK)                                                            2002

OPERATING ACTIVITIES
Result after financial items                                                       -26 865

ADJUSTMENTS FOR ITEMS NOT INCLUDED IN CASH FLOW
Result from disposal of equipment                                                       30
Options                                                                                -35
Depreciation/Write-downs                                                            10 023
Exchange rate difference financial fixed assets                                        -13
                                                                                   -16 860

Tax paid                                                                              -298

CASH FLOW FROM ACTIVITIES BEFORE NET CHANGE IN WORKING CAPITAL
ITEMS                                                                              -17 158

CHANGE IN WORKING CAPITAL ITEMS
Increase(-)/Decrease(+) in current receivables                                       1 100
Increase(+)/Decrease(-) in current liabilities                                      -1 844
CASH FLOW FROM ACTIVITIES AFTER CHANGE IN WORKING CAPITAL ITEMS
                                                                                   -17 902

INVESTING ACTIVITIES
Shareholders  contribution given                                                       -30
Acquisition of financial fixed assets                                                 -297
Acquisition of tangible fixed assets                                                  -863
Capitalization of intangible fixed assets                                           -1 084
CASH FLOW FROM INVESTING ACTIVITIES                                                 -2 274

FINANCING ACTIVITIES
New share issue                                                                     15 622
Options                                                                                  -
Loan raised                                                                          1 978
Amortization of debt                                                                     -
CASH FLOW FROM INVESTING ACTIVITIES                                                 17 600

INCREASE/DECREASE IN CASH                                                           -2 576
Balance at beginning of year                                                         3 942
Exchange rate difference in cash                                                         1
CASH AT THE END OF THE YEAR                                                          1 367




                                      -F35-

LUVIT AB

NOTES TO THE ACCOUNTS

ACCOUNTING PRINCIPLES


GENERAL
The annual accounts have been prepared  according to the Annual Accounts Act and
the  Swedish  Financial  Accounting  Standards  Council's   recommendations  and
statements.


GROUP ACCOUNTS

EXTENT
The group accounts are including the parent company, subsidiaries in which the parent company directly or indirectly owns shares equivalent to more than 50% of the voting power. There are at present no associated companies within the group.


ACCOUNTING METHOD
The group accounts have been prepared according to the acquisition accounting. This means that acquired subsidiaries' assets and liabilities have been recorded at market value, which has been the basis when calculating purchase price of the shares. The group's equity includes the parent company's equity, and the part of the subsidiaries' equity which has been added after acquiring these companies.


VALUATION PRINCIPLES

INCOME
LUVIT has an income model which means that customers are leasing the software and are paying A monthly, quarterly or annual fee. The income is distributed over the contracted period. LUVIT sells also software licences, and is then using delivery date at the income recognition. Delivery of a right of use is considered to take place when a binding order or agreement has been agreed, and when the customer has access to the software. When an order or an agreement is including restricted conditions, the income recognition will take place first when the conditions of the agreement are met.

Income from service agreement refers partly to producing new software and partly to continuous service and support. Income recognition is made at each chargeable period. Income recognition of income from installation and training is made when these are carried out.

RECEIVABLES
Receivables have been recorded at the lowest of nominal value and the amount that is expected to be received.


                                      -F36-

RECEIVABLES AND LIABILITIES IN FOREIGN CURRENCIES
Current receivables and liabilities in foreign currencies have been valued at closing day rate, and unrealized exchange profit and loss is included in the result.

ASSETS
Capitalization of development costs have been made according to the Swedish Financial Accounting Standards Council's recommendation RR15 Intangible assets. Depreciation is being made out of estimated economic life. Costs for basic function is estimated to 5 years and will be written-off by 20% a year. Costs for new software will be capitalized during the manufacturing process, and the economic life is estimated to 12 months. Straight-line depreciation for economic life will be made from date of completion.

Most tangible assets are equipment. Assets are accounted for at acquisition value, net of accumulated depreciations. Depreciation according to plan is based on the assets' acquisition value and estimated economic lifetime.

The following economic lifetimes have been used;

Capitalized development costs       1 to 5 years
Equipment                           3 to 5 years



                                      -F37-

SUPPLEMENTARY INFORMATION


NOTE 1            INTRA-GROUP PURCHASES AND SALES
Out of total intra-group purchases and sales,  0% (0%) of the purchases and 0%
( 0 %) of the sales refer to other group companies. Out of the parent company's total purchases and sales, 0 % (0 %) of the purchases and 0 % ( 0
%) of the sales refer to other companies within the group being subject to recommendations in the Annual Accounts Act (ARL) (LUVIT AB (public limited liability company) with subsidiary).

NOTE 2            DISTRIBUTION OF NET SALES

PARENT COMPANY

Net sales are distributed by geographical markets as follows:
                                          YEAR ENDED
                                         DECEMBER 31,
GEOGRAPHICAL MARKET  (amounts in 000`s SEK)  2002
The Nordic countries                       10 551
Europe excl of the Nordic countries         1 505
North and South America                       142
Asia                                           41
TOTAL                                      12 239

NOTE 3            PERSONNEL

GROUP

AVERAGE NUMBER OF EMPLOYEES                           2002
                                           NUMBER OF    OUT OF WHICH
                                           EMPLOYEES         ARE MEN
Sweden                                            28              18
France                                             1               -

SALARIES AND OTHER COMPENSATIONS
                                           2002
AMOUNTS IN              BOARD OF    OUT OF WHICH          OTHER
000`S              DIRECTORS AND    IS BONUS AND      EMPLOYEES
SEK                           MD         SIMILAR
Sweden                     1 007               -         10 338
France                         -               -            568

SALARIES AND OTHER COMPENSATIONS
                                           2002
AMOUNTS             SALARIES AND         PAYROLL   OUT OF WHICH
IN 000`S                   OTHER        OVERHEAD    ARE PENSION
SEK                COMPENSATIONS                       EXPENSES
Sweden                    11 220           5 820          1 735
France                       906               -              -


                                                   -F38-

SALARIES AND COMPENSATIONS
The annual general meeting decided a fee to the Board of Directors amounting to 100 tSEK to be distributed among the members of the Board. Salary and compensation to the Managing Director amounted in 2002 to 907 tSEK. The Managing Director has at present a monthly salary of 72 tSEK. Other officers of the company had 1 102 tSEK during 2002 and have at present a total monthly salary of 112 tSEK.

CONDITIONS OF EMPLOYMENT
The Managing Director has a term of notice of twelve months from the part of the comp-any and six months from his own part. Other officers of the company have three months mutual term of notice. A non-competition clause in the employment contracts for the Managing Director and other officers of the company prohibit them to work with comp-eting business within six months after having terminated the employment.

SEVERANCE PAY AGREEMENT
The employment contract for the Managing Director includes a clause as to severance pay of 12 months salary at notice from the company, which means an amount of 864 tSEK inclusive of payroll overhead. Other officers of the company have not agreements about severance pay.

PENSION EXPENSES
The Group has only pension plans subject to a fixed amount. The retirement age for the Managing Director and other officers of the company is 65 years. The Group;s pension expenses include 291 tSEK (151) related to the Managing Director and 159 tSEK (164) related to other officers of the company. The Group have not outstanding pension obligations towards members of the Board, the Managing Director or other officers of the company.

NOTE 4            LEASE AGREEMENTS

GROUP
The company has entered into the following operating lease agreements:

CHARGES DUE FOR PAYMENT (AMOUNTS IN 000`S SEK)         EQUIPMENT
Year 2003                                                 151
Year 2004-2007                                            296
Year 2008 or later                                          -

NOTE 5            INTANGIBLE ASSETS

AMOUNTS IN 000`S SEK                                     GROUP
Acquisition value opening balance                       25 076
Purchases                                                1 084
Accumulated acquisition value closing balance
                                                        26 160
Depreciation opening balance                           -10 031
Current year depreciation                               -7 906
Accumulated depreciation closing balance               -17 937
Book-value at December 31, 2002                          8 223

Intangible fixed assets refer to capitalized development expenditures for computer software.



                                      -F39-

NOTE 6            TANGIBLE FIXED ASSETS

                                                                    GROUP
                                                                EQUIPMENT
Acquisition value opening balance                                   7 040
Purchases                                                             899
Sales/Disposals                                                       -99
ACCUMULATED ACQUISITION VALUE CLOSING BALANCE
                                                                    7 840
Depreciation opening balance                                       -2 474
Sales/Disposals                                                        33
Current year depreciation                                          -1 790
ACCUMULATED DEPRECIATION CLOSING BALANCE                           -4 231
NET BOOK VALUE CLOSING BALANCE                                      3 609
EQUIPMENT THAT CANNOT BE DEPRECIATED                                   25
BOOK-VALUE                                                          3 634

Last financial year, depreciation amounting to 1 384 SEK was reported.


NOTE 7            FEES TO AUDITOR

                                                    2002
AMOUNTS IN 000`S SEK                             ----------
Audit Ernst & Young                                  119
Other advisory services Ernst & Young                 73
TOTAL                                                192
NOTE 8              LONG-TERM LIABILITIES

GROUP AND PARENT COMPANY                            2002
AMOUNTS IN OOO`S SEK
Utilized overdraft facility                        1 978
TOTAL                                              1 978

The total overdraft facility in the parent company amounts to 2 mSEK.



                                      -F40-

NOTE 9  TAXES

GROUP AND PARENT COMPANY
The parent company has an unutilized loss carry-forward amounting to approx 26 mSEK after the assessment year 2003. The total loss carry-forward for the Group (LUVIT AB (public) with subsidiary) amounts to approx 26 mSEK after the assessment year 2003.

Deferred tax income tax recoverable, in accordance with RR 9 referable to the loss carry-forward, was valued at zero, as it is today not possible to judge when the fiscal loss carry-forward will be utilized. There are not either any deferred taxes referable to temporary differences.

NOTE 10               PREPAID EXPENSES AND ACCRUED INCOME (AMOUNTS IN 000`S SEK)

                                                 December 31,
GROUP AND PARENT COMPANY                           2002
Prepaid rents                                       234
Deposits                                              9
Other items                                         105
TOTAL                                               348

NOTE 11  CHANGE IN EQUITY

GROUP
AMOUNTS IN 000`S SEK
                                                  SHARE CAPITAL      RESTRICTED    LOSS BROUGHT   CURRENT YEAR
                                                                       RESERVES         FORWARD         RESULT
Opening balance at January 31, 2002                        1 432        105 157         -43 624        -41 695
Appropriation of loss according
to decision at Annual General Meeting:

Transferred into new account                                                            -41 695         41 695
Settled against share premium reserve                                   -85 302          85 302
New share issue                                            1 536         14 086
Options                                                                     -35
Current year result                                                                                    -26 864
CLOSING BALANCE AT DECEMBER 31, 2002                       2 968         33 906             -18        -26 864

NOTE 12                 ACCRUED EXPENSES AND DEFERRED INCOME

                                                                    December 31,
GROUP AND PARENT COMPANY                                                 2002
                                                                    -----------
Vacation pay                                                              816
Payroll overhead                                                        1 018
Accrued provisions                                                          -
Other items (mainly accrued development expenditures
and consultants` fees)                                                  1 256
TOTAL                                                                   3 090


                                      -F41-

NOTE 13                       CONTINGENT LIABILITIES


GROUP AND PARENT COMPANY
LUVIT`s dialogue with the tax authorities as to the right to deduct input tax for costs connected with the new share issue has resulted in a decision from their side. As the company does not share the authorities` view together with the fact that praxis in this respect is unclear, the company has appealed against the decision with the county administrative court.












                                      -F42-

                         Report of Independent Auditors





To the Board of Directors and Shareholders of LUVIT AB (publ):

We have audited the accompanying consolidated balance sheets of LUVIT AB (publ) and its subsidiaries as of December 31, 2002 and the related consolidated statements of income and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of LUVIT AB (publ)'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Sweden and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of LUVIT AB (publ) and its subsidiaries as of December 31, 2002, the consolidated results of LUVIT AB (publ)'s operations and cash flows for the years ended December 31, 2002, in conformity with generally accepted accounting principles in Sweden.



Lund, Sweden

November 13, 2003


/S/ Goran Carlsson                       /S/ Ake Stenmo
Authorized Public Accountant             Authorized Public Accountant

Ernst & Young AB                         Ernst & Young AB



                                      -F43-

CONSENT OF INDEPENDENT AUDITORS



We hereby consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-11828) of our report dated November 13, 2003, relating to the consolidated financial statements of Luvit AB appearing in Futuremedia plc's Annual Report on Form 20-F for the year ended April 30, 2003.


/s/ Kerstin Mouchard
Kerstin Mouchard
Partner
Ernst & Young AB
Lund, Sweden


November 14, 2003


                                      -F44-