Form 20-F
period 2004-04-30
FUTUREMEDIA PLC
filed 2004-09-30
CIK 906476

SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended April 30, 2004.

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of period covered by the annual report:
87,239,486 Ordinary Shares of 1 1/9 p each. Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and
(2) has been subject to such filing requirements for the past 90 days:

Yes  _X_        No ___

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ____          Item 18  _X_

                                TABLE OF CONTENTS


EXPLANATORY NOTE...............................................................3

COMMUNICATIONS WITH HOLDERS OF ADSs............................................4

WARNINGS REGARDING FORWARD-LOOKING STATEMENTS..................................5

PART I.........................................................................6

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS................6

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE..............................6

ITEM 3.   KEY INFORMATION......................................................6

ITEM 4.   INFORMATION ON THE COMPANY..........................................15

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................23

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................32

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................39

ITEM 8.   FINANCIAL INFORMATION...............................................42

ITEM 9.   THE OFFER AND THE LISTING...........................................43

ITEM 10.  ADDITIONAL INFORMATION..............................................46

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........50

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............50

PART II.......................................................................51

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................51

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
          OF PROCEEDS.........................................................51

ITEM 15.  CONTROLS AND PROCEDURES.............................................52

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT....................................52

ITEM 16B. CODE OF ETHICS......................................................52

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES..............................53

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES..........53

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
          PURCHASERS .........................................................53

PART III......................................................................54

ITEM 17.  FINANCIAL STATEMENTS................................................54

ITEM 18.  FINANCIAL STATEMENTS................................................54

ITEM 19.  EXHIBITS............................................................55

SIGNATURES....................................................................57

                                EXPLANATORY NOTE

As used herein, except as the context otherwise requires, the terms "Company", "Futuremedia" and "Futuremedia PLC" refer to Futuremedia Public Limited Company and its subsidiaries. The Company is organized under the laws of England and Wales. The Company's offices are located at Nile House, Nile Street, Brighton, East Sussex BNI 1HW, England. The Company's telephone number is 011-44-1273-829700. The Company does not have offices in the United States.

Except as the context otherwise requires, "Ordinary Shares" or "Shares" refers to the Ordinary Shares of 1 1/9 pence each of the Company.

The Company's American Depositary Shares ("ADSs") have traded since May 29, 1993, on the Nasdaq SmallCap Market under the symbol FMDAY. Each ADS represents the right to receive one Ordinary Share of the Company. ADSs are evidenced by American Depositary Receipts ("ADRs"). ADSs evidenced by ADRs are issued by the Bank of New York as Depositary (the "Depositary") of the Company's ADR facility in accordance with the terms of a deposit agreement between the Company and the Depositary.

The Company publishes its Consolidated Financial Statements expressed in United Kingdom ("UK") pounds sterling. Such financial statements are prepared in conformity with United States generally accepted accounting principles ("US GAAP"). In this document, references to "US dollars", "US$", "cents" or "$" are to United States ("US") currency and references to "pounds sterling", "sterling", "GBP", "pence" or "p" are to UK currency. Solely for convenience, this Report contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or any other rates. Unless otherwise indicated, the translation of pounds sterling into US dollars have been made at the rate of GBP1.00 = $1.7739, the Noon Buying Rate in New York City for cable transfers in pounds sterling as certified for customs purposes, by the Federal Reserve Bank of New York (the "Noon Buying Rate") on April 30, 2004. On September 28, 2004 the Noon Buying Rate was GBP 1=$1.8104. For information regarding rates of exchange between pounds sterling and US dollars from fiscal 2000 to the present see "Item 3.A. Selected Financial Data - Exchange Rates."

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

                      COMMUNICATIONS WITH HOLDERS OF ADSs

In advance of the Company's General Meeting held on March 18, 2004, the Company advised holders of ADSs that, to minimize expenses, it had decided not to distribute to holders of ADSs a hard copy of the Company's annual report to shareholders. Instead, the Annual Report was made available on the Company's website (www.futuremedia.co.uk) and, on request, in hard copy from the Company or from the Depositary. The Annual Report was also filed electronically with the United States Securities and Exchange Commission ("SEC") on Form 6-K on March 2, 2004. The Company believes that this manner of making information available to holders of ADSs is consistent with its obligations under applicable law and intends to make future information available in a similar manner.

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

The Company's forward-looking statements are accurate only as of the date of this Report, or in the case of forward-looking statements in documents incorporated by reference, as of the date of those documents. The Company identifies forward-looking statements with the words "plans", "expects", "believes", "intends", "anticipates", "estimates", "will", "should", "would" and similar expressions. Examples of the Company's forward-looking statements may include statements related to:

- the Company's plans, objectives, expectations and intentions, including without limitation the Company's expectations regarding future working capital requirements and financial results;

- the timing, availability, cost of development and functionality of products and solutions under development or recently introduced;

- the anticipated growth rate of the market for Internet-based learning technologies and products in general and the Company's products and solutions in particular; and

-     other   statements  that  the  Company  makes  under  the  caption  "Trend
      Information" in Item 5.D. below.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3. KEY INFORMATION.

A.       SELECTED FINANCIAL DATA.

The selected consolidated financial data as of April 30, 2003 and 2004 and for the years ended April 30, 2002, 2003 and 2004 have been derived from the audited consolidated financial statements of the Company included elsewhere in this Report. The selected consolidated financial data as of April 30, 2000, 2001 and 2002, and for the years ended April 30, 2000 and 2001 have been derived from the audited consolidated financial statements of the Company, which are not included in this Report.

The information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Company's audited consolidated financial statements and notes thereto and the discussion thereof included herein.

Income Statement Data                                                Years Ended April 30
                                              -------------------------------------------------------------
                                              2004(1)     2004       2003       2002       2001       2000
                                              ------     ------     ------     ------     ------     ------
                                                          (in thousands, except per share data)
                                                $          GBP        GBP        GBP        GBP        GBP
Net sales ................................    33,103     18,661      1,342        911        743        867
Operating loss ...........................    (1,250)      (705)    (1,041)    (2,028)    (3,812)    (2,672)
Net loss .................................    (2,948)    (1,662)    (1,088)    (2,012)    (3,697)    (2,645)
Net loss per share - basic and diluted ...     (3.52)c    (1.98)p    (2.34)p    (6.60)p   (12.71)p   (11.17)p

Balance Sheet Data                                             As of April 30,
                                   ---------------------------------------------------------------------------
                                     2004(1)       2004         2003          2002        2001         2000
                                   ----------   ----------   ----------   ----------   ----------   ----------
                                                       (in thousands, except number of shares)
                                       $             GBP          GBP          GBP         GBP         GBP
Cash and cash equivalents ......        8,250        4,651          437          445        2,547        2,612
Total assets ...................       18,706       10,545        3,156        2,089        4,713        4,437
Total current liabilities ......       15,633        8,813        1,581        1,522        2,208          845
Long-term debt and capital lease
obligations ....................           --           --           --           --          442          384
Stockholders' equity ...........        3,073        1,732        1,575          567        2,063        3,208
Number of shares outstanding ...   87,239,486   87,239,486   78,194,457   29,648,374   29,648,374   27,416,152
Stock to be issued .............           --           --           --   10,346,979           --           --

(1) US dollar amounts have been translated solely for convenience at the Noon Buying Rate on April 30, 2004 of GBP1.00 = $1.7739.

EXCHANGE RATES.

The Company publishes its financial statements in pounds sterling. The majority of the Company's revenues are denominated in pounds sterling and the majority of the Company's expenses and debt are denominated in pounds sterling.

The following sets forth the exchange rate between the Company's financial reporting currency, the pound sterling, and the US dollar, using the Noon Buying Rate at the month end.

      (a) The exchange rate as of July 31, 2004, the end of the Company's first fiscal quarter, was GBP1=$1.8214, and at September 28, 2004 was GBP1=$1.8104

      (b) The high and low exchange rates for each month during the previous six months expressed in US dollars per pound sterling were as follows:

                                                     HIGH         LOW
                                                    ------       ------
                  August, 2004................      1.8437       1.7900
                  July, 2004..................      1.8729       1.8164
                  June, 2004..................      1.8413       1.8136
                  May, 2004...................      1.8385       1.7552
                  April 2004..................      1.8551       1.7720
                  March 2004..................      1.8687       1.8051

      (c) For the five most recent fiscal years, the average rates for each period, calculated by using the average of the exchange rates on the last business day of each month during the period, were as follows:

                  Year Ended April 30,                Average

                  2000...................              1.6113
                  2001...................              1.4676
                  2002...................              1.4339
                  2003...................              1.5684
                  2004...................              1.7193

B.    CAPITALIZATION AND INDEBTEDNESS.

Not Applicable

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not Applicable

D.    RISK FACTORS.

This Report contains forward-looking statements, which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following Risk Factors and elsewhere in this Report.

RELIANCE ON CORPORATE CUSTOMERS; LENGTHY SALES CYCLE.

A substantial portion of the Company's revenues are derived from sales of its products and services to large corporate customers and public sector organizations that often use the Company's products through the Internet whereby the Company provides hosting services on its own network infrastructure. Customers demand highly reliable products as well as a highly reliable hosting service, and often require up to several months to evaluate and test the effectiveness of the Company's products before deciding whether to commit to purchase. Such evaluations are commonly based on the Company providing access to demonstration material based on existing solutions produced for other customers and frequently require significant pre-sales activity.

The sales volume of some of the Company's hosted and Learning For AllTM solutions will be significantly dependent on acceptance and adoption of the product by the customer's employees. Some of the Company's customers may also source third party e-Learning content products that compete with the Company's products. These customers could give higher priority to the use of competing products. Some of the Company's customers do not have exclusive or long-term purchase obligations with the Company. The failure of customers to decide to purchase the Company's products after the Company spends significant marketing resources and the possibility that customers may source third party competing products could each have a material adverse impact on the Company's business, financial condition and results of operations.

Some of the Company's customers contract for delivery of solutions over a period of up to three years. The continuation of such contracts depend on the continued acceptance of the product by the customer's employees, and discontinuation of such contracts could have a material adverse impact on the Company's business, financial condition and results of operations.

RELIANCE ON SIGNIFICANT CUSTOMERS.

For the fiscal year ended April 30, 2004, the Company's two largest customers together represented approximately 97% of gross sales of the Company. The loss of either of these major customers could have a material adverse effect on the Company's business, financial condition and results of operations.

SEASONAL DEMAND FOR PRODUCTS.

The demand for the Company's products is generally expected to be stronger in the second half of the fiscal year (which ends on April 30) and weaker in the first half due to seasonal buying patterns in the UK and the rest of Europe, as well as the seasonality created by the timing of the client-internal marketing campaigns for Learning For AllTM products. The shifts in demand for the Company's products may make it difficult to plan delivery capacity and business operations efficiently. If demand is significantly below expectations the Company may be unable rapidly to reduce fixed costs, which can diminish gross margins and cause losses. A downturn in demand may also leave the Company with excess inventory, which may be rendered obsolete or overvalued as products evolve during the downturn and demand shifts to new products or prices fall. Conversely, in upturns in demand, the Company may incur expenses to expedite delivery of products, procure scarce components and outsource additional manufacturing processes. These expenses could reduce the Company's gross margins and overall profitability. Any of these results could seriously harm the Company's business, financial condition and results of operations.

VOLATILITY OF STOCK PRICE.

The market price for the ADSs has been and may continue to be highly volatile. Consequently, the current market price of the Company's ADSs may not be indicative of its future market prices, the Company may be unable to sustain or increase the value of an investment in its ADSs. The Company believes that a variety of factors could cause the price of the Company's ADSs to fluctuate, perhaps substantially, including:

      -     announcements  and  rumors  of  technological   innovations  or  new
            products by the Company or its competitors;

      -     variations in anticipated or actual operating results;

      -     general conditions in the e-Learning market;

      -     general conditions in the worldwide economy;

      -     conditions  and  general   economic   conditions  that  may  have  a
            significant impact on the market price of the ADSs; and

      - developments in the Company's relationships with its customers and suppliers.

LISTING MAINTENANCE CRITERIA FOR NASDAQ SYSTEM; DISCLOSURE RELATING TO LOW-PRICED STOCKS.

The Company's ADSs, as evidenced by ADRs, which in turn evidence the Company's Ordinary Shares, are currently traded on the Nasdaq SmallCap Market. No assurance can be given that an orderly trading market will be sustained in the future. Also, Nasdaq requires that, in order for a company's securities to continue to be listed on the Nasdaq SmallCap Market, the company must maintain either a minimum stockholders' equity of $2,500,000, $35,000,000 in market capitalization or net income of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. The Company had unaudited stockholders' equity of $1,340,000 at August 31, 2004, net loss for the financial year ended April 30, 2004 of $2,948,000 and a market capitalization of $83 million on September 28, 2004. In addition, continued inclusion requires that the Company maintain two registered and active market-makers. The failure to meet these listing maintenance criteria in the future may result in the delisting of the Company's ADSs from the Nasdaq SmallCap Market. There can be no assurances that the Company will be able to continue to satisfy the applicable standards for continued listing on the Nasdaq Smallcap Market. A failure to maintain such listing could have a material adverse effect on the Company's business and financial condition and on the liquidity and market value of the ADSs. In addition, in the event the Company's ADSs are delisted from the Nasdaq SmallCap Market, the Company's ADSs and
Ordinary Shares may become subject to the "penny stock" rules of the United States Securities and Exchange Commission (the "Commission"). A "penny stock" is generally an equity security with a market price of less than $5.00 per share which is not quoted through the Nasdaq system or a national securities exchange in the US. Due to the risks involved in an investment in penny stocks, US securities laws and regulations impose certain requirements and limitations on broker/dealers who recommend penny stocks to persons other than their established customers and accredited investors, including making a special written suitability determination for the purchaser, providing purchasers with a disclosure schedule explaining the penny stock market and its risks and obtaining the purchaser's written agreement to the transaction prior to the sale. These requirements may limit the ability of broker/dealers to sell penny stocks. Also, because of these requirements and limitations, many broker/dealers may be unwilling to sell penny stocks at all. In the event the Company's Ordinary Shares become subject to the Commission's rules relating to penny stock, the trading market for the ADSs may be materially adversely affected.

DEPENDENCE ON MARKET FOR E-LEARNING.

Most of the Company's  revenues are directly or  indirectly  related to spending and investment plans of large corporate businesses and public sector organizations on net-based learning technologies and associated services. These large businesses and public sector organizations may be subject to significant fluctuations as a consequence of general economic conditions, industry patterns or other factors affecting such spending and investment. Expenditures for products and services such as the Company's are directly affected by these fluctuations. The Company expects that its operations will continue to depend on these factors. Fluctuations, downturns or slowdowns in these large businesses could have a material adverse effect on the Company's business, financial condition and results of operations.

EARLY STAGE OF MARKET DEVELOPMENT.

The markets for most of the Company's products are at a relatively early stage of development and customer acceptance. Broader acceptance of the Company's products will depend on customer and end-user reaction to those products and the price and performance of the Company's and its competitors' products. The Company believes that the development of these markets will, in part, depend on the success of the Company's efforts to inform and demonstrate to its customers the perceived efficacy of the Company's products. These markets may never develop further and the Company's products may not achieve broader market acceptance, which could have a material adverse effect on the Company's business, financial condition and results of operations.

NEW PRODUCTS AND TECHNOLOGICAL CHANGE.

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

The Company's products could be rendered obsolete by new customer requirements or the emergence of new technologies. The failure of the Company to develop, manufacture and sell new products and product enhancements in quantities sufficient to offset a decline in revenues from existing products or to manage product transitions successfully would have a material adverse effect on the Company's business, financial condition and results of operations.

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

CHANGING CUSTOMER PREFERENCES.

Customer preferences for instructional learning programs, entertainment and other software products are continually changing. There can be no assurance that the Company's products will receive and/or maintain substantial market acceptance. Changes in customer preferences could adversely affect levels of market acceptance of the Company's products and its operating results.

COMPETITION.

The net-based learning business remains rapidly evolving with a growing number of competitors and is subject to rapid technological change. The Company currently competes both with smaller UK based companies as well as larger multinational firms in the development and implementation of net-based learning products and the offering of programs under the United Kingdom's Home Computing Initiative. Some of these competitors are more established, better capitalized and have a better market position than the Company.

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

DEPENDENCE ON LIMITED SOURCES OF SUPPLY.

The Company relies on one or only a limited number of suppliers for certain key software and hardware components, hosting services and e-Learning content. These suppliers are located in various countries and typically trade through European subsidiaries. As a result, the Company's relationships with these suppliers are subject to political, legal, economic and other uncertainties, in addition to general risks associated with reliance on limited sources of supply. A change of control of a supplier could also adversely affect the Company's ability to obtain supplies and provide continuity of service on the same or other favorable terms, if at all. The Company does not have long-term purchasing arrangements with all of its suppliers. Obtaining an alternative source of supply of critical software and hardware components, hosting services and e-Learning content could involve significant delays and other costs, may not be available to the Company on reasonable terms, if at all, and may have a material adverse effect on the Company's business, financial condition and results of operations. The failure of a software or hardware component supplier, service provider or e-Learning content provider to provide acceptable quality and timely updates and/or support at an acceptable price, or an interruption of supplies, hosting services or support from such a supplier or provider as a result of a fire, natural calamity, strike or other significant event could materially and adversely affect the Company's business, financial condition and results of operations.

ABSENCE OF PATENTS PROTECTION.

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

DEPENDENCE ON LICENSING ARRANGEMENTS.

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

FOREIGN TRADE REGULATIONS.

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

ABSENCE OF DIVIDENDS.

The Company has not paid cash dividends during its history with the exception of a dividend paid in 1990. It is unlikely that the Company will declare or pay cash dividends in the foreseeable future.

CHANGES IN EXCHANGE RATES.

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

RISKS OF POSSIBLE FUTURE ACQUISITIONS.

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

POSSIBLE ISSUANCE OF ADDITIONAL SHARES.

As at September 28, 2004 the Company presently has outstanding options pursuant to which an aggregate of 5,894,576 Ordinary Shares may be issued upon exercise thereof. The issuance of any additional Ordinary Shares, whether upon the exercise of derivative securities, including options and/or warrants, in connection with a financing or otherwise, including additional Ordinary Shares issueable as a consequence of any anti-dilution provisions set forth in the instruments evidencing such derivative securities, would reduce the proportionate ownership and voting power of then-existing Stockholders.

RISKS ASSOCIATED WITH INCORPORATION IN ENGLAND AND WALES.

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

SERVICE AND ENFORCEMENT OF LEGAL PROCESS.

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

ITEM 4. INFORMATION ON THE COMPANY.

A.    HISTORY AND DEVELOPMENT OF THE COMPANY.

The legal and commercial name of the Company is "Futuremedia Public Limited Company" or "Futuremedia PLC".

The Company was incorporated in England and Wales as a private limited company in 1982.

The Company is domiciled in England and Wales. It is incorporated in and under the legislation of England and Wales. The address of the Company's registered office is Nile House, Nile Street, Brighton, East Sussex, BN1 1HW, England and the telephone number of the Company's registered office is 011 44 1273 829700.

The Company provides e-Learning products and services to the corporate and public sector markets. The main elements of the products and services currently provided by the Company are; (i) Courseware production which comprises the development and distribution of customer specific training content and a simulated three dimensional learning environment ("ELSA"); (ii) Courseware library which comprises the distribution of off-the-shelf standard training courses from leading third party content providers; (iii) the development and distribution of a proprietary Internet- or Intranet- based Learning Management System, "Aktivna(TM) " including the distribution of proprietary development tools and the facilitation of customer hosting services (ASP); (iv) the provision of e-Learning through the Company's "Learning For All(TM)" program; and (v) consulting and other professional services to support the development and the implementation of effective e-Learning solutions and strategies.

Following the Company's pioneering of interactive laserdisc technology in the 1980's and early 90's, Futuremedia re-registered as an English public limited company and completed its initial public offering on Nasdaq in 1993. During the period 1993 to 1996, the Company expanded into Germany, the Netherlands and the US, but withdrew from these markets in 1997 and 1998, choosing to concentrate its focus on the UK home market and the development of new Internet-based and Intranet training solutions.

Recognizing the potential impact on the learning market of the developments being made in Intranet and Internet environments, the Company started the development of its first proprietary LMS SolstraTM in 1997 together with BT Group PLC ("BT"). The first version of the product was launched to the market in February 1998. In March 2000, it launched easycando, which was its first Internet learning portal.

Since April 30, 2001, the Company has invested in capital expenditure totaling GBP235,000 ($417,000) for upgrades to its hardware and software systems together with the routine upgrading and provision of desktop and laptop computers and accessories as required. During the year ended April 30, 2004, investments in capital expenditure used GBP86,000 ($153,000) of cash. The Company continues to outsource a portion of its production activity and consequently the equipment now used comprises network hardware, desktop personal computers, laptops and servers required to support the ongoing business. Since the Company's move to Brighton in May 2003, the landlord provides network cabling under the leasing arrangement. Where appropriate Futuremedia owns its capital equipment, and endeavors to maintain a program of upgrading to ensure the cost-effective provision of desktop and laptop tools to its employees. All equipment acquired for this purpose is industry-standard. For servers to support its Internet portal business, the Company constantly reviews the buy/lease options available and has in the past used both options when appropriate. This equipment is typically located in secure co-location sites. During fiscal 2002, the Company invested GBP137,000 in capital expenditure, and in fiscal 2003, a further GBP12,000.

In January 2003, the Company contracted for the sale of its premises at Media House, Arundel Road, Walberton for a total sale price of GBP750,000. The terms of the sale provided for the sale to be divided and sold in two stages, one for GBP300,000 in January 2003, and the remaining GBP450,000 at a time in the future to be determined by the Company's successful acquisition of new leased premises, however no later than the end of May, 2003. This event subsequently occurred on May 27, 2003 on relocation to Brighton in East Sussex. The ensuing book loss of GBP118,000 was recognized in the year ended April 30, 2003. On completion of the first sale, Futuremedia repaid the balance outstanding on the Loan Stock Agreement that had been extended from its original maturity date of July 2002. In order to be able to do so and still provide ongoing working capital, a bridging mortgage of GBP300,000 was arranged from a major bank. The mortgage was repaid in May 2003 on final sale.

RECENT DEVELOPMENTS.

TRANSFORMING EVENT: LAUNCH OF LEARNING FOR ALL(TM) PRODUCT AND SUBSEQUENT ROYAL MAIL CONTRACT.

Following the product announcement in October 2003, the Company contracted in November 2003 with Royal Mail to increase the reach of its e-Learning offering to include all eligible employees and not limit the e-Learning opportunity to those who have Internet or Intranet access in their workplace. The contract provides for Futuremedia to make available its award-winning Learning For All(TM) product providing participants with hardware, software (both off-line and on-line), and Internet connection in their homes for a period of three years. Participants, who have to be employees of the client, use a UK tax incentive scheme based on a salary sacrifice principle to pay for the package. The participants not only receive a selection of desktop and laptop fully-integrated computers with options for printers and scanners, but Futuremedia also provides for delivery, installation, training and support. Participation by Royal Mail employees has been greater than expected. Since inception, more than 15,500 Royal Mail employees have signed for this turn-key solution service and a second phase of marketing the program was launched in June 2004.

Futuremedia receives income upon delivery of systems to employee homes, together with derivative earnings from the development and sale of employer-specific software and communication tools that support e-Learning on the hardware. This income has dramatically increased revenues more than 20-fold for the Company in 2004.

In March 2004, the new development capability called ELSA (Experiential Learning Simulation and Assessment) was launched. Futuremedia believes that this new approach significantly reduces the previous technological and cost constraints associated with realistic e-learning simulation development. ELSA enables exploratory and experiential learning to corporate and public sector customers. This web-based simulation technology offers simulated learning environments that can be built to encourage interactive discovery learning.

Subsequent to the fiscal year end, in June 2004 the Company launched an approach to 'just-in-time' and blended learning. The new approach complements face-to-face elements of blended training programs by the use of internet-delivered short (5-minute) motivational learning segments, during which animated characters deliver key messages on specific topics.

In July 2004 the Company announced that Kettering Borough Council, England, launched the Learning For All(TM) program as the major driver in its new flexible benefit plan. Learning For All(TM) is being implemented to encourage as many as possible of the Council's employees to develop their computer skills and to participate in the entertainment and educational benefits of Internet access at home. The program is part of Kettering Borough Council's new employee benefits scheme which is designed to help it become an employer of choice in the region and to provide staff with choices to suit their individual circumstances.

Also in July 2004 the Surrey e-Partnership, England, launched an initial Learning for All(TM) program, the first of seven campaigns to be implemented over the coming three years. Surrey e-Partnership is one of the UK's largest groups of local authorities, public and voluntary sector organizations with a total employee base of over 70,000. Futuremedia and Surrey e-Partnership are already planning to offer the Learning For All(TM) program to a significantly larger number of employees at additional organizations within the Partnership in the autumn of 2004.

B.       BUSINESS OVERVIEW.

THE INTERACTIVE LEARNING AND COMMUNICATIONS INDUSTRY.

e-Learning is the industry term for Internet- and Intranet- or web-enabled and technology developed and distributed education and training. The key components of e-Learning are content, technology and services.

e-Learning content ranges from basic Hyper Text Markup Language ("HTML") pages and documents to fully interactive events and simulations. It includes customer specific content development and off the shelf courseware. There is currently a major drive to web-enable existing content from various formats such as Instructor led classes, paper based materials, CD ROM's, and existing intellectual assets.

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

The Internet and Intranet allow many forms of communication and e-Learning facilitates multiple forms of collaboration between peers, instructors, mentors and experts. Collaboration can be self-paced using threaded discussion capabilities and email, or they can be real-time using the live web-based delivery of events and collaborative learning provided by leading suppliers of such technology.

e-Learning services are available to support and improve the effectiveness of e-Learning. Consulting services are used to understand learning requirements, to prepare e-Learning solutions and strategies and to ensure successful implementation. Content development services are available to convert legacy content for optimal delivery over the Internet or Intranets. Hosting services are provided to reduce the technological hurdles to e-Learning. Service providers can host technology and content on an ASP model, removing any hardware or software requirements for the clients' organization.

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

The Company has expanded its products and service range so as to offer a complete e-Learning solution including consulting, e-Learning customer specific content production, distribution of standard off-the-shelf e-Learning content courses from leading third party content providers, software integration services, and hosting and management of e-Learning systems.

The main objective behind this expansion has been to allow the Company to provide customers with a complete solution to selected business issues, and consequently to increase the total amount of revenue and profit derived from each customer. As the adoption of e-Learning has grown apace among both public and private sector organizations, new areas of client need have emerged, creating new opportunities for Futuremedia to advance this aim.

Whilst delivering significant cost benefits, adoption of an e-Learning program can require a fundamental cultural change for the learning and development function within many organizations. Large-scale e-Learning implementations often have strategic impact, and go far beyond the traditional bounds of training departments. Even projects of a more tactical nature often require a shift away from traditional patterns of planning, budgeting and procuring.

As an example of the challenges e-Learning presents to training departments: the cost structure of an e-learning program is completely different from that of a face-to-face training program. With e-Learning, costs are generally front-loaded, requiring large allocations of annual budget and therefore careful preparation of business cases. With face-to-face programs the major area of cost is in delivery, and there is traditionally less scrutiny of results and return on investment.

Due to this and other important factors, customers expose themselves to risk when they venture into the field of online learning through their relative lack of appropriate skills and knowledge.

The opportunity, which Futuremedia is now seizing, is to forge strategic partnerships with customers that allow them to mitigate these risks. The Company has moved to position itself as delivering complete business solutions, rather than an inventory of discrete components from which the client company must construct its own learning program. Such relationships best enable Futuremedia to leverage its wide range of products, services and capabilities in ensuring repeat business and driving down the cost of gaining sales, and to throw up barriers to competition.

Not only can the Company maximize cross-selling and upselling opportunities within client accounts by following this route, but also differentiate itself more effectively in the market, protecting itself against the potential threat of commoditization in the content market.

In October 2003, Futuremedia established the Learning For All(TM) business unit, which is focused on helping organizations derive the maximum strategic value from the UK's Home Computing Initiative (HCI) and other similar schemes in continental Europe. HCI is a government scheme that gives tax breaks to allow employers to provide PCs for their employees at low cost. The Company has been successful in this fast-growing market, where it differentiates itself from other HCI providers by maximizing the opportunities such schemes offer for employee engagement and organizational transformation. Learning For AllTM is a fully managed service that includes the provision of PC, Internet access, delivery and installation, e-Learning courses, and a personal focused e-Learning environment managed by the Company. It complements Futuremedia's existing work-focused solutions by providing a learning environment outside the workplace (i.e. in the home) and is particularly applicable to:

      o Large-scale employers (1,000+) who suffer from the sectional lack of IT skills within the general labor pool;

      o Industries impacted by technological changes requiring a higher level of IT skills throughout the organization; and

      o Employers who need to build a greater engagement with e-Learning in their workforce.

During fiscal 2004, operations were reorganized into two main business segments: the Learning For AllTM segment and the Futuremedia e-Learning segment.

The success of the Learning For AllTM service has brought new capabilities into Futuremedia's organization which the Futuremedia e-Learning segment will also benefit from, beyond the obvious cross-selling opportunities. Learning For AllTM is a managed service, covering every area of program management from tax law to Business-to-Enterprise ("B2E") marketing and call centre management. Having this internal capability now allows the Company to offer its customers other types of managed programs around performance and workforce development issues, operating as true strategic partners. Futuremedia now has the ability to respond to the scale of client need with an appropriate scale of learning solution, leveraging its wide range of e-Learning products and services and its unique experience as first movers in the HCI market.

At the same time, however, the Company's organization has been changed with the need in mind to sell this increased product and service range both as a complete solution and as independent modules.

NEW PRODUCTS AND TECHNOLOGICAL CHANGES.

The markets for Futuremedia's products and services are highly competitive and subject to rapid change. The Company's success will depend upon its ability to continue to enhance its existing products and services and to introduce new competitive products with features that continue to meet customer requirements and differentiate Futuremedia from its competitors. Futuremedia address the challenges of a competitive market to a significant extent by its partnership approach.

A significant portion of the Company's business is built on an aggregation model that continually attempts to bring to the solution the best available content, technology and services from the best vendors. There is associated risk in this strategy, as a significant proportion of Futuremedia's proposition is based on the strength of its partnership structure but the Company feels confident that it will be able to maintain the required ongoing relationships with its partners.

As new products are introduced, Futuremedia closely monitors the range of its products to be replaced including the controlled phase out of production and distribution of redundant products.

Futuremedia continues to invest in the development of its products.

The Company will continue to address key business-to-business markets including corporate and governmental markets. In terms of geographic market scope, Futuremedia's direct sales efforts will continue to focus on the UK and, gradually, continental Europe. The Company is also committed to broader worldwide penetration through existing customers and positioning in specific niche markets.

As of September 28, 2004, the Company employed 13 sales and marketing people out of a total of 57 employees.

LICENSE AGREEMENTS.

In addition to the Company's internally generated products, the Company markets, as a distributor, a number of products under license from several suppliers and under varying terms of exclusivity and tenure. While management is confident that such licensing arrangements will continue and, if considered in the Company's best interest, will be renewed, there can be no assurance that licenses will be extended on terms satisfactory to Futuremedia, if at all. While it is the management's opinion that the failure to extend licensing arrangements with respect to one or a small number of products would not substantially affect the Company, the failure to renew a significant number of the present licenses could have an adverse effect on its future profitability.

REVENUE STREAMS.

During fiscal 2004, the Company derived approximately 94% of its gross revenues from product sales, approximately 4% from the sale of consultancy and services and approximately 2% of its gross revenues from its interactive production capability, all in the UK. The Learning For AllTM segment derived 93% of the total revenues, and the e-Learning segment the remaining 7%.

Revenues from the Company's operations analyzed by geographic region were as follows:

                                     Year Ended April 30,
                 ---------------------------------------------------------------
                            2004                    2003                2002
                 -------------------------    ---------------    ---------------

                 ($000)   (GBP000)     %     (GBP000)     %     (GBP000)     %

United Kingdom   33,103    18,661    100.0     1,340     99.9       849     93.2
Rest of Europe       --        --       --         2      0.1         3      0.3
Rest of World        --        --       --        --       --        59      6.5
                 ------    ------    -----    ------    -----    ------    -----
TOTALS           33,103    18,661    100.0     1,342    100.0       911    100.0
                 ======    ======    =====    ======    =====    ======    =====

Certain orders placed by UK companies have been for products that will be used worldwide.

SEASONALITY.

The demand for the Company's products is generally expected to be stronger in the second half of the fiscal year (which ends on April 30) and weaker in the first half due to seasonal buying patterns in the UK and the rest of Europe, as well as the seasonality created by the timing of client-internal marketing campaigns for Learning For AllTM programs.

MARKETING AND SALES.

Futuremedia markets its products primarily to local authorities and commercial end users in a diverse and growing range of industries mainly through its direct sales force. Futuremedia provides technical assistance and support to purchasers of its products. The technical assistance involves providing answers to questions ranging from specifications and installation to availability of supporting software, as well as a help line and call center for users of Learning For AllTM. In fiscal 2004, the two largest customers accounted for 93% and 4% of revenues, representing an aggregate of 97% of revenues (compared to 59% and 10% for an aggregate of 69% in fiscal 2003 and 69% and 9% for an aggregate of 78% in fiscal 2002).

The Company's sales process for its products and services usually involves a team drawn from sales, marketing, development and senior management to provide planning and product customization and to assure open communications and support throughout the selling process and after a sale is made. Futuremedia's marketing activities include participation in trade shows, publication of articles in trade journals, participation in industry forums and distribution of sales literature.

The Company provides support for its products through its own support staff operating out of its office in the UK. Futuremedia has entered into contracts in the normal course of its business with certain of its customers and suppliers, on some of which its financial results are materially dependent. The Company believes that it has complied and continues to comply in all material respects with the terms, and that it has performed and will continue to perform its obligations in respect of all such contracts.

COMPETITION.

e-Learning is a market that has shown a huge growth in market entrants as a result of low perceived barriers to entry. Although the competitive landscape remains fragmented there are clear signs of consolidation. Market leadership is still not clearly defined, but significant merger and acquisition activity is occurring, notably in the US and several vendors are beginning to build prominent brands and market share. Futuremedia's stated aim is to come the largest e-Learning provider in Europe.

Developments in the market since April 30, 2001 have clearly demonstrated the limited viability of the business-to-consumer e-Learning opportunity at this time. The Company remains wholly focused on the business-to-business opportunity and therefore competition specific to this sphere is a critical concern.

Leading e-Learning companies, notably in the US, include Skillsoft, NETg, Laureate Education, SumTotal and Saba Software. Major consulting companies such as Accenture and KPMG are developing and integrating e-Learning solutions and some are creating separate branded initiatives, e.g. Ernst & Young (Intellinex). Global technology companies such as IBM and Hewlett-Packard are moving into e-Learning from a major customer base in classroom-based training. Enterprise Resource Planning ("ERP") vendors in the upper and middle segments, such as SAP and Microsoft, are adding learning management system modules and e-Learning to their overall solutions or to support the implementation of their solutions. Major publishers, in possession of large content libraries such as Thompson, Wolters Kluwers and Pearson Education are developing e-Learning strategies, and will over time bring significant resources to this arena. These companies tend to be more established, better capitalized and possessing a larger market position than Futuremedia. Because such companies have greater financial and marketing resources than Futuremedia, as well as substantially larger research and development facilities, they represent significant competition to the Company. Many of these companies at present focus mainly on the US marketplace, but some are beginning to build a European and worldwide presence, with varying degrees of success.

Whereas the above mentioned leading e-Learning companies mainly are focused on the US market, Futuremedia differentiates itself by offering a complete e-Learning solution to the UK and European market, which the Company believes clearly distinguishes it from its local competitors. The Company also plans to continue to broaden its product and service range to address specific markets, for example industry specific content aggregation and technology integration to meet industry compliance requirements. The Company expects that its emphasis on a complete solution, incorporating technology, content and services will mitigate the risk associated with focusing solely on one segment of the e-Learning market, such as technology.

During fiscal 2004 Futuremedia managed to show significant revenue growth. The Company intends to start rolling out its business in continental Europe during fiscal 2005.

The Company also sells foreign-produced products, which are generally purchased from EU subsidiaries of foreign suppliers. The ability to remain competitive with respect to the pricing of the imported components could be adversely affected by increases in tariffs or duties, changes in trade treaties, strikes in air or sea transportation, and possible future European legislation with respect to pricing and import quotas on products from non-EU countries. Futuremedia's ability to be competitive in, or with, the sales of imported components could also be adversely affected by other government actions related to, among other things, anti-dumping legislation and international currency fluctuations. While the Company does not believe that such factors adversely impact its business at present, there can be no assurance that such factors will not materially adversely affect it in the future.

INTELLECTUAL PROPERTY.

The Company's ability to compete successfully will depend on its ability to protect its proprietary technology, and on the ability of Futuremedia's suppliers to protect the technology of the products distributed by the Company on their behalf. Although the Company believes that its technology is proprietary, it has no patents with respect to its product design or production processes.

In choosing not to seek patent protection, Futuremedia has instead relied on the complexity of its technology, trade secret protection policies, common law trade secret laws, copyrights, and confidentiality and/or license agreements entered into with its employees, suppliers, sales agents, customers and potential customers. As part of its trade secret protection policies, the Company limits access to, and distribution of, its software, related documentation and other proprietary information. There can be no assurance, however, that such a strategy will prevent or deter others from using the Company's products to develop equivalent or superior products or technology, or from doing so independently. Further, there can be no assurance that Futuremedia will seek or obtain patent protection for future technological developments, nor that any patents that may be granted in the future would be enforceable or would provide the Company with meaningful protection from competitors.

The "SolstraTM" trade name is a registered trademark owned by BT and licensed to Futuremedia, who, jointly with BT, registered the solstra.com domain name on the World Wide Web. Futuremedia has also registered the futuremedia.co.uk and easycando.com domain names on the World Wide Web. The Learning For All(TM) and Aktivna(TM) trade names are registered trademarks owned by Futuremedia.

The Company has licenses to access and certain software on a normal commercial basis. This software is used variously for its normal business purposes and for product development. Certain elements of the Company's products are dependent on such licenses. The Company believes that it has complied and will continue to comply in all material respects with the terms of all such licenses.

C.    ORGANIZATIONAL STRUCTURE.

Futuremedia Plc is the principal operating business of the Futuremedia Group, which also had the following wholly owned subsidiaries, none of which traded operationally at September 28, 2004:

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

D.    PROPERTY, PLANT AND EQUIPMENT.

Since the completion of the sale of its main office in Arundel, West Sussex, England, in June 2003, Futuremedia owns no real property. Its offices in Nile Street, Brighton, England are subject to a lease agreement. The Company believes that these premises are adequate for its foreseeable needs.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

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

CRITICAL ACCOUNTING POLICIES.

The  Company   considers  certain   accounting   policies  relating  to  revenue
recognition and capitalization of research and development costs to be critical to its business operations.

REVENUE RECOGNITION.

Net sales represent the value of goods and services delivered, excluding value added tax, and for the year ended April 30, 2004 can be categorized by activity into one of five sources.

Consultancy Service.

Consultancy revenues fall into the Futuremedia e-Learning Services segment. These revenues are invoiced at the completion of each work package, and revenues recognized at that time.

Custom Designed Content Products.

Custom designed content product revenues are managed within Futuremedia Content Studio and reported in the e-Learning segment. These are products that are specifically designed to meet a customer's individual e-learning needs. Due to the customization and modification required, revenue for these long-term contracts are recognized on milestones being achieved.

Learning Management Systems.

A Learning Management System is specifically designed for the customer to meet all of their e-learning needs. The revenues are managed through the Futuremedia Courseware Services and Futuremedia Service Delivery units, and reported in the e-Learning segment. These systems can include multiple elements such as: a license for AktivnaTM, hosting services, set up charges, integration and support services and content. For these contracts, the Company recognizes revenue over the period of the license.

Blended Learning Solution.

Blended Learning solutions are those which combine an element of e-Learning, together with physical classroom or workbook based training The revenues are managed through the Futuremedia Software Services, Futuremedia Courseware Services and Futuremedia Service Delivery units, and reported in the e-Learning segment. It can include multiple solutions such as supply of e-Learning materials, workbooks and classroom-based instruction. The Learning Management System element is recognized over the period of the license agreement and the remaining element is recognized on the delivery of the service for classroom-based instruction and on the delivery of the product for the workbooks.

Learning For AllTM.

Learning for AllTM solutions are those that comprise a combination of hardware, software and services, installed at the homes of participating employees of clients that contract with Futuremedia for the provision of such services. Revenues are categorized as being either `delivered' or `deferred' depending on the nature of each element of the installed package. Typically, all hardware, operating software together with any software programs delivered on local media, either CD-rom or loaded on the hard disc, are treated as `delivered' revenues, whilst the remaining services, which typically comprise telephone and e-mail support, the provision and hosting of a Learning Management System and various online software programs, are treated as `deferred' revenues. For revenue recognition purposes, the package price is allocated by element in accordance with fair values of each element. `Delivered' revenues are recognized on customer acceptance, `deferred' revenues are recognized over the period of the agreement, typically three years.

RESEARCH AND DEVELOPMENT COSTS.

The Company expenses research and development costs, including expenditures related to development of the Company's software products that do not qualify for capitalization. Software development costs are capitalized subsequent to establishing technological feasibility. Capitalized costs are amortized based on the larger of the amounts computed using (a) the ratio that current gross revenues for each product bears to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product. Expected future revenues and estimated economic lives are subject to revisions due to market conditions, technology changes, and other factors resulting in shortfalls of expected revenues or reduced economic lives. Software development costs capitalized during fiscal 2004, 2003, and 2002, totaled GBP301,000 ($534,000), GBP62,000 and
GBPNil, respectively. Amortization expense, included in general and administrative, was GBP150,000 ($266,000), GBPNil, and GBP109,000 for the same periods, respectively. Software capitalized in 2004 and 2003 was not internally generated. These arose from the acquisition of Temp Limited in 2004 and Activna Objects Limited in 2003. Capitalized software costs, net of accumulated amortization, were GBP214,000 ($380,000) at April 30, 2004 and GBP62,000 at April 30, 2003. Accumulated amortization amounted to GBP414,000 at April 30, 2004 and GBP264,000 at April 30, 2003.

OVERVIEW OF OPERATING RESULTS.

For the fiscal years ended April 30, 2004, 2003 and 2002, the Company reported net losses of GBP1,662,000 ($2,948,000), GBP1,088,000 and GBP2,012,000,
respectively,  on  revenues of  GBP18,661,000  ($33,103,000),  GBP1,342,000  and
GBP911,000, respectively. As a consequence of its operating results, the Company has encountered significant cash constraints on its operations for all of fiscal years 2002, 2003 and most of fiscal 2004. The Company's Learning For AllTM product, launched in October 2003, has transformed the income statement, generating an additional GBP17.4 million ($30.8 million) of revenues and GBP2.2 million ($3.8 million) of gross margin contribution in fiscal 2004. Although this expansion has required further investment in infrastructure costs, it has resulted in a year-on-year reduction in operating losses of GBP0.4 million, and a significant improvement in the Company's cashflow situation as a result of the Learning For AllTM business model, wherein clients are invoiced 100% on delivery, for both the delivered and deferred revenues.

Operationally, management regards the business as falling into one of two business streams: Futuremedia Learning for AllTM and Futuremedia e-Learning. The summary income statement analyzed into the two segments is as follows for the year ended April 30:

                              2004                            2004                            2003
                           $ millions                     GBP millions                    GBP millions
                 Revenues    Cost of   Margin   Revenues    Cost of     Margin   Revenues     Cost of   Margin
                             Sales                           Sales                            Sales
Learning For
  All(TM)          30.8      27.0       3.8       17.4       15.2        2.2        --          --        --
e-Learning          2.3       2.3        --        1.3        1.3         --       1.3         1.1       0.2

Total              33.1      29.3       3.8       18.7       16.5        2.2       1.3         1.1       0.2

Operating
  expenses                              5.0                              2.9                             1.3
Operating loss                         (1.2)                            (0.7)                           (1.1)


Based on the continuing improvement in levels of order intake and sales since the end of the fiscal year ended April 30, 2004, notably the recent order for the Company's Learning For All(TM) product from various new customers, management believes that revenues and cash flows will be sufficient to the extent that the Company's requirements for working capital for the remainder of the current fiscal year are required to be met from trading activities. Accordingly, the directors have prepared the accounts for the year ended April 30, 2004 on a going concern basis.

2004 COMPARED WITH 2003.

Revenues.

The Company achieved sales of GBP18,661,000 ($33,103,000) in the year ended April 30, 2004, an increase of 1290% when compared to GBP1,342,000 in the previous year. The improvement in revenues has occurred during the latter half of fiscal 2004, as a result of the introduction of the new Learning for AllTM product. At April 30, 2004, the Company's forward customer orders amounted to approximately GBP4,327,000 ($7,676,000), that will be substantially fulfilled in the following twelve to 36 months, compared with GBP873,000 at April 30, 2003. The increase in the value of the outstanding order book reflects the nature of the revenue recognition methodology associated with the Learning For All(TM) product, which dictates that approximately 85% of the revenues are recognized on delivery, with the remaining 15% recognized over the three-year period of the contract. The revenues arising from the traditional e-Learning business remained at approximately the same levels as the previous year.

Cost of Sales.

The Company's cost of sales as a percentage of revenues increased overall to 89% from 83% in 2003. The change in percentage for the current year arises from two sources. Primarily it reflects the introduction of the Learning For All(TM) product with cost of sales of 88% as a percentage of revenues, together with an increase in cost of sales as a percentage of revenues in the traditional e-Learning activity from 83% in fiscal 2003 to 100% in fiscal 2004, where investment has been made for the future in specific skills to improve the quality of bids for new business and subsequent delivery customer products and services.

Gross Profit.

Gross Profit as a percentage of revenues deteriorated in 2004 to a 11% gross profit from 17% gross profit in 2003, of which the Learning For AllTM activity was a gross profit of 12% and e-Learning a gross profit of zero%. Under the revenue recognition rules applicable to theLearning For AllTM product line, revenues are recognized as either delivered or deferred. The cost structure of these elements is such that the margin earned on the deferred element is higher than the delivered element. The overall gross margin will therefore be affected by the ratio of delivered to deferred revenues in any year. As 2004 is the first year of theLearning For AllTM product lifecycle, the margin is biased towards the lower, delivered element. The deterioration in the traditional e-Learning business reflects the additional investment costs made in that area during the year.

Operating Expenses.

Operating expenses increased significantly in 2004 to approximately GBP2.8million ($5.0 million) or 15% of revenue from approximately GBP1.3 million ($2.1 million) or 95% of total revenues in 2003. The increase, however includes an exceptional item for UK National Insurance dues on outstanding options, arising from the increased trading price of the Company's ADR's at April 30, 2004, of GBP242,000 ($429,000). After deducting the above, the resultant operating expenses for 2004 are GBP2,592,000 ($4,598,000). The increase of GBP1,323,000 in cost when compared to 2003 reflects the investment Futuremedia has made in sales and marketing activities to promote the Learning For AllTM product and to launch each separate sales campaign, together with an increase in the numbers of sales and marketing staff required to grow the two segments in accordance with the strategic plan amounting to GBP405,000 ($718,000). Additional costs amounting to GBP111,000 ($197,000) have also been incurred as a result of the move to Brighton, where the Company now leases its office premises. Further increases amounting to GBP807,000 ($1,432,000) were incurred in the area of general and administrative expenses for additional administrative staff, depreciation of intangible assets, external professional consultancy, accounting and legal fees and provisions for unrecoverable debts.

Interest Income and Expense.

Net interest income for 2004 was GBP22,000 ($39,000) compared to a net interest expense for 2003 of GBP47,000, as a result of the discharge of the outstanding Convertible loan on which interest was paid in 2003 and interest income received in 2004 arising from the tactical investment of surplus funds generated from the Learning For AllTM activity, which is strongly cash flow positive.

Foreign Currency Gains/Losses.

There was a foreign currency loss in fiscal 2004 of GBP6,000 ($11,000) resulting from minor movements in exchange rates between GBP and USD, compared to no financial gains or losses from exchange rate movements in fiscal 2003.

Income/loss from Equity investment.

Under equity accounting rules with regard to its investment in Luvit AB, the Company has taken a charge of GBP187,000 ($332,000) in the current fiscal year in respect of its share of losses incurred by that company, together with a further charge of GBP100,000 ($177,000) as a result of impairment testing of the remaining goodwill arising from the investment. Due to the date of the investment, April 2003, no inclusion was necessary in the year to April 30, 2003, in respect of profits or losses arising from the investment, nor was any impairment test necessary.

Stock compensation arising from Variable options accounting.

In February, 2002, 1,075,000 existing options to purchase ordinary shares under the Unapproved Executive Share Option Scheme at prices varying from $0.59 to $3.00 per Ordinary share were cancelled and replaced with options to purchase

556,417 Ordinary shares at $0.10 per Ordinary share and 518,083 Ordinary shares at $0.15 per Ordinary share, vesting between July 2002 and March 2003, and are now accounted for as variable options. As a result of the difference between the exercise price of the variable options and the trading price of the Company's stock at the year end, a compensation expense was recorded in the current fiscal year amounting to GBP686,000 ($1,217,000) compared to GBPNil in the year to April 30, 2003.

Income Tax Expense.

There was no income tax charge to the Company in fiscal 2004 and in fiscal 2003. The Company possesses significant tax losses in the UK that are available for offset against future profits without limit of time, provided no substantial change in the nature of trade. At April 30, 2004, potential deferred tax assets amounted to GBP4,411,000 ($7,825,000), of which GBPnil ($nil) was recognized, compared to GBP4,323,000 at April 30, 2003, of which GBPnil was recognized in expectation of the results for the year to April 30, 2005.

2003 COMPARED WITH 2002.

Revenues.

The Company achieved sales of GBP1,342,000 ($2,147,000) in the year ended April 30, 2003 an increase of 47% when compared to GBP911,000 in the previous year. The improvement in revenues resulted not only from the continued increase in the core business of providing e-Learning management systems and generic products from GBP743,000 in 2001, GBP911,000 in 2002 to GBP1,142,000 in 2003 but also from the acquisitions made in April 2002 and May 2002 which had had the effect of broadening the offering the Company is able to make, enabling clients to contract with Futuremedia as a single point of supply for their e-Learning requirements and added a further GBP200,000 revenue in 2003 of resource consultancy. At April 30, 2003, the Company had forward customer orders of approximately GBP873,000 ($1,397,000), that were substantially fulfilled in the following twelve months, compared with GBP1,122,000 at April 30, 2002. The reduction in the value of the outstanding order book reflected the market wherein clients more often contracted for services on a single year basis rather than committing to multiple year contracts. The acquisition of C2W in May 2002, analyzed as a separate business segment for that year, resulted in an increase in revenues from this discrete activity of GBP200,000 ($320,000)

Cost of Sales.

The Company's cost of sales as a percentage of revenues decreased to 83% from 169% in 2002. The improvement in percentage for fiscal 2002 reflected not only the increase in revenues, but also the cost reductions made in the latter part of fiscal 2002 that were sustained throughout the fiscal year. These cost savings were made largely through reduced headcount and consequently direct labor cost, which can be regarded as fixed by nature, making the cost of sales percentage to sales figures sensitive to changes in volume. Also, since the acquisition of the assets and staff of Palm Teach Limited, at the end of fiscal 2002, the Company had benefited from the skills and expertise acquired in the management of bespoke projects, with a resultant improvement in project margins.

Gross Profit.

Gross Profit as a percentage of revenues improved from (69)% gross loss in fiscal 2002 to 17% gross profit in fiscal 2003. Cost of sales included a significant element of cost which was regarded as fixed by nature, since it represented the cost of permanent staff and third party hosting whose function was to provide the resources necessary to ensure the availability and effectiveness of the services offered by the Company to its customers. The reduction to certain of these fixed costs as a result of the Company's cost reduction plans executed in the latter part of fiscal 2002 and sustained throughout fiscal 2003, together with increased revenues, resulted in the reversal of the prior year gross loss into a gross profit. The acquisition of C2W limited had a positive impact on gross margin of GBP41,000 in fiscal 2003.

Operating Expenses.

Operating expenses reduced by 10% to approximately GBP1.3 million or 95% of total revenues in fiscal 2003 from GBP1.4 million, or 154% of total revenues in fiscal 2002. The decrease in actual expenditure in fiscal 2003 resulted from management's cost reduction policies implemented during the latter part of the previous year, sustained throughout fiscal 2003. These cost reductions largely resulted from a reduction in headcount in the support areas such as the finance, management and HR areas.

Interest Income and Expense.

Net interest expense for fiscal 2003 was GBP47,000 compared to a net interest income for fiscal 2002 of GBP3,000, as a result of higher rate interest charges incurred as a result of the delayed settlement of the then outstanding Convertible loan, whereby, since the loan was not repaid on the due date, the contractual interest rate increased from two percentage points over base to 20%.

Foreign Currency Gains/Losses.

There were no financial gains or losses from exchange rate movements in fiscal 2003, compared with a gain of GBP13,000 in fiscal 2002, as a result of relatively stable GBP, USD and euro currencies throughout the period.

Income Tax Expense.

There was no tax charge in fiscal 2003 and in fiscal 2002. The Company possessed significant tax losses in the UK that are available for offset against future profits without limit of time provided no substantial change in the nature of trade. At April 30, 2003, potential deferred tax assets amounted to GBP323,000, of which GBPnil was recognized, compared to GBP4,142,000 at April 30, 2002, of which GBPnil was recognized in expectation of the results for the fiscal year to April 30, 2004.

Recent Accounting Pronouncements.

There are no accounting pronouncements issued before April 30, 2004, but effective after April 30, 2004, which are expected to have a material impact on our financial reporting.

B.    LIQUIDITY AND CAPITAL RESOURCES.

INTERNAL AND EXTERNAL SOURCES OF LIQUIDITY.

In January 2003, the Company contracted for the sale of its premises at Arundel Road, Walberton, West Sussex for a total price of GBP750,000 ($1,330,000), GBP118,000 ($209,000) below the carrying value. Under the terms of the sale contract, the property was divided into two parts and sold in two lots, the first for GBP300,000 ($532,000), took place in January 2003, and the second for GBP450,000 ($798,000) took place in May, 2003. On the first sale, the outstanding loan under the Loan Stock Agreement between the Company and Waverton Holdings Limited was repaid in full, and at that time, the Company took out a GBP300,000 ($532,000) mortgage provided by a major bank, repayable on final completion, to enable both the full repayment of the outstanding loan and to provide working capital pending the receipt of the balance of monies due from the sale of the premises. The mortgage was repaid in full in May 2003, when the sale was completed.

Since its initial public offering in 1993, the Company has undertaken a series of private placements to fund its working capital and to allow investment in product developments. Between May 2000 and April 2003, the Company issued an aggregate of 39,531,356 Ordinary Shares to approximately 30 non-US persons in reliance on Regulation S, representing aggregate gross proceeds to the Company of approximately GBP4.8 million ($8.5 million). During the year ended April 30, 2004, the Company also issued a further 5,173,959 shares in reliance of Regulation S, representing aggregate gross proceeds of GBP756,000 ($1,341,000), all of which had been received by the year end.

Also during the year ended April 30, 2004, a number of staff exercised options for the purchase of an aggregate of 1,151,727 ordinary shares under the Unapproved Executive Share Option Scheme, representing aggregate gross proceeds of GBP80,000 ($142,000), of which GBP24,000 ($43,000) was outstanding at the year end. Also in the year to April 30, 2004, Waverton Holdings Limited exercised their total holding of warrants to purchase 1,594,344 ordinary shares representing gross proceeds of GBP77,000 ($137,000).

At September 28, 2004, the Company's cash resources and available borrowings amounted to (pound)3,026,000 ($5,368,000). Based on the continuing improvement in levels of order intake and sales since the end of the fiscal year ended April 30, 2004, notably the recent order for the Company's Learning For All(TM) product from various new customers, management believes that revenues and cash flows will be sufficient to the extent that the Company's requirements for working capital for the remainder of the current fiscal year are required to be met from trading activities. Accordingly, the directors have prepared the accounts for the year ended April 30, 2004 on a going concern basis.

SOURCES AND AMOUNTS OF CASH FLOWS.

On September 28, 2004, the latest date available at time of filing, the total amount of cash and cash equivalents on hand was GBP3,026,000 ($5,368,000) compared with a total of cash and cash equivalents at April 30, 2004 of GBP4,651,000. This decrease primarily represents losses incurred in the five months to September 30, 2004.

On April 30, 2004, the total amount of cash and cash equivalents on hand was GBP4,651,000 ($8,250,000) as compared to cash and cash equivalents of GBP437,000 as at April 30, 2003. The substantial improvement results primarily from the positive cashflows generated by the Learning For AllTM revenue stream, where all fees for delivered hardware, software and services are payable in total on installation of the product in the participants' homes, including those fees in respect of services to be provided over the three years of the service contract.

The Company's ratio of current assets to current liabilities stood at 1.1 at April 30, 2004, compared with 0.9 at April 30, 2003, the numbers for April 2003 include the entire balance outstanding on the short-term mortgage. As at August 31, 2004, this ratio was 0.95.

On April 30, 2003, the total amount of cash and cash equivalents on hand was GBP437,000 as compared to cash and cash equivalents of GBP445,000 as at April 30, 2002. This minor change represented the effect of the losses sustained in the year, offset by the funding initiatives undertaken by the Company, together with the proceeds from the first part of the sale of its premises and the provision of a mortgage pending completion on the second part, net of the repayment of the amounts outstanding under the Loan Stock Agreement.. The Company's ratio of current assets to current liabilities stood at 0.9 at April 30, 2003, compared with 0.6 at April 30, 2002, the entire balance outstanding on the Loan Stock being current as at April 30, 2002.

As of April 30, 2004, the Company had no long-term obligations, the mortgage from a major bank being repaid in full on final completion of the sale of the Company's premises in May, 2003.

At April 30, 2004, the Company had no material commitment for capital expenditure. As of September 28, 2004, the Company had no material commitments for capital expenditures.

COMMITMENTS.

The Company has secured the provision of its Internet Service Provider (ISP) service requirements with Siemens UK Ltd. for a period of three years commencing September 2001. This contract was not renewed on expiry in September 2004, when the Company changed supplier to IX Europe Limited for reasons of reduced costs. In April 2001, the Company contracted with Consignia Plc (UK), now Royal Mail, for the provision of a learning management system comprising a hosted service together with learning content for a period of 22 months commencing June 1, 2001. The total value of the contract was approximately GBP1,000,000 ($1,438,600). This contract was renewed for a further period of twelve months in with effect from April 1, 2004. In October 2003, the Company launched its LFA product. It is expected that the Company will have to make significant commitment to third party suppliers in the delivery of these products and services. Following the Company's move to Brighton, it has entered into a lease arrangement for office facilities for a period of nine years, with a break clause after four years, up to which time the rental charge is fixed. Initially, this arrangement was for a serviced area of 4,700 square feet, but, subsequent to the year end, in June 2004, due to the rapid expansion of the business, the occupied space was increased to 7,700 square feet, on similar terms and conditions. The annual cost, including service charges, is approximately GBP138,000 ($245,000)

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

COMPANY SPONSORED RESEARCH AND DEVELOPMENT.

The Company is committed to appropriate ongoing product research and development in an effort to continually upgrade, modify and improve its products to meet changing market and consumer needs. The Company has been a beta test site for hardware products and software developed by a number of companies and has also developed software and hardware itself for internal purposes and for the open market. Research and development work is undertaken by the development team whose focus has been on the AktivnaTM product range and theLearning For AllTM program, supported by other members of production staff as required.

During the fiscal year ended April 30, 2004, a total of GBP196,000 ($348,000) of research and development costs was expensed. During the fiscal years ended April 30, 2003 and 2002, GBP131,000 and GBP311,000, respectively, of research costs were expensed. An average of three staff were employed on research and development activities in the year ended April 30, 2004.

STRATEGIC RELATIONSHIPS.

The Company, when it determines it to be advantageous, enters into agreements with others for joint financing of products. The Company believes that these relationships can help to widen the Company's product range. The Company also intends to develop commercial arrangements with providers of on-line learning courses for the re-sale of their products through easycando. To date, the Company has contracted with KnowledgePool Ltd. (UK), Intellexis International Ltd. (UK), Xebec McGraw-Hill, (UK), and SkillSoft (US).

D.    TREND INFORMATION.

The fiscal year 2004 demonstrated the advantages of the Company's strategy of establishing and maintaining partnerships with its customers and of continually investing in product development and support. At September 28, 2004, the Company had a forward order book of customer orders of approximately GBP4,017,000

($7,125,000) of which GBP3,081,000 ($5,465,000) represents Learning For AllTM deferred revenues, compared with GBP4,327,000 at April 30, 2004, of which GBP2,685,000 represented Learning For AllTM deferred revenues. As a result of the increase in deferred revenue forward orders, Futuremedia believes that it has gained market share.

Therefore, Futuremedia is entering fiscal 2005 with a great deal of confidence. The Company expects that market-driven growth will come on top of other factors including continued market share gains, and revenues from new products in existing and emerging markets.

E.    OFF-BALANCE SHEET ARRANGEMENTS.

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The following is a summary of the Company's contractual obligations, as specified below, as of April 30, 2004:

                                                        Payments due by Period

Contractual Obligations             Total      Less than 1 year    1-3 years       3-5 years       More than 5
GBP000's                                                                                              years

Long-Term Debt Obligations            -               -                -               -                -

Capital (Finance) Lease
Obligations                           -               -                -               -                -

Purchase Obligations                 85               85               -               -                -

Operating lease obligation           507             153              354              -                -
Other Long-Term Liabilities
Reflected on the Company's
Balance Sheet under the GAAP
of the primary financial
statement                             -               -                -               -                -

Total                                592             238              354              -                -

As of April 30, 2004, the Company had no material contractual obligations outstanding with respect to capital expenditure.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.       DIRECTORS AND SENIOR MANAGEMENT.

The Company's directors and senior management, and any employees such as scientists or designers upon whose work the Company is dependent as of the date of this Report are as follows:

           NAME             AGE    SINCE             POSITION WITH THE COMPANY
           ----             ---    -----             -------------------------
BOARD MEMBERS:

David Bailey .............   40     2002   Director and Managing Director, Learning For All
Leonard M Fertig(1)(2)....   57     2004   Non-executive Director
Mats Johansson(3).........   46     1996   Director and Chief Executive Officer
Carl Kleman (1)(2)........   58     2003   Non-executive Director
Jan Vandamme(1)(2)........   45     1998   Non-executive Director and Chairman of the Board
                                           of Directors
SENIOR MANAGEMENT:
Peter Machin .............   55     2000   Company Secretary and Chief Financial Officer

(1)  Member of the Audit Committee.
(2)  Member of the Remuneration Committee
(3)  Resigned as Director January 2002, re-appointed April 2002

Mr. David Bailey has served as a director since his appointment to the board in April 2002. Mr. Bailey was appointed to the board on the nomination of a private UK investor. Prior to joining the Company, Mr. Bailey worked for both Ernst & Young and Coopers & Lybrand, specializing in the turnaround market and business development. Mr Bailey now has his own independent consultancy business providing advice on business growth strategies and delivering profitability to largely bank-led clients. Since October. 2003, Mr Bailey has had operational responsibility for theLearning For AllTMbusiness segment.

Mr. Leonard Fertig has served the Company as an Independent Director since his appointment in August 2004. Mr. Fertig currently is a Consultant at, and President of The Acorn Consulting Group Inc., which provides advisory and strategic consulting services to investors and companies in the media, entertainment, and communications industries. Mr. Fertig holds Batchelor's and Masters Degrees in Industrial engineering and Operations Research from Columbia University, New York, and holds a Certification as a Registered Investment Advisor and Financial Planner from Adelphi University, New York.

Mr. Mats Johansson joined Futuremedia in 1996 as Director of Marketing. He was promoted to Managing Director in 1998, and appointed Chief Executive Officer in December 2000. Prior to joining the Company, Mr. Johansson held senior management positions at Student Literature AB, and American Express Inc. Prior to joining the Company Mr. Johansson also co-founded a national catalogue and retail business in the US. Mr. Johansson has an MBA from Harvard Business School.

Mr. Carl Kleman, a graduate of the Stockholm School of Economics and Business Administration, and a major in the Swedish Army (Reserve), joined the Board in August 2003. He has held several Chief Financial Officer and Chief Executive Officer positions within European and Scandinavian companies. Mr Kleman brings wide experience of general management, acquisitions, divestitures and reorganizations to the Company. Mr. Kleman is currently also serving as a non executive director of, and advisor to, two privately held Swedish technology corporations, Munkeby Systems AB, (Intranet based quality control and performance systems) and ScandiNova System AB (a supplier of turn-key modulators and surface irradiation systems), and as a member of the advisory board of Wmode Inc., Calgary (Content management and micro payment clearing system for the mobile internet industry).

Mr. Jan Vandamme serves as Chairman of the Board of Directors of Futuremedia Plc. Mr. Vandamme previously served as a Board representative of Profrigo NV. Mr Vandamme is no longer affiliated with Profrigo NV. Prior to joining the Company, Mr. Vandamme was Founder and Chief Executive Officer of Planet and Partners NV, one of the first European based internet access providers founded in 1993.

Mr. Peter Machin joined the Company in 1996 as Commercial Director, assuming the role of Chief Financial Officer and Company secretary in 1999. Prior to joining the Company, Mr. Machin has held several senior financial management positions within the IT industry, most recently with International Computers Ltd.

B.    COMPENSATION.

The total remuneration (excluding pension contributions) paid to the Company's directors and executive officers (a total of five persons) for fiscal 2004 was GBP533,000 ($945,000), including fees paid to non-executive directors for consultancy services.

At April 30, 2004, a total of GBP329,000 ($584,000) in respect of outstanding sales commission earned was owed to executive officers.

The Company may reimburse non-employee directors for their costs and expenses incurred in attending Board meetings and may enter into contracts for services with non-employee directors.

In October 1997, non-employee director Mr. Wit was granted options to purchase 5,000 Ordinary shares at a price of $0.594 per Ordinary share, and in November 1998, was granted options to purchase a further 100,000 Ordinary Shares at a price of $1.00 per Ordinary Share under the Unapproved Executive Share Option Plan. These options were cancelled in February 2002 and replaced with options to purchase 52,250 Ordinary Shares at a price of $0.10 per ordinary shares and 52,250 Ordinary Shares at $0.15 per Ordinary Share, which vested in July 2002 and expire at the end of February 2010. At the same time, further options to purchase 150,000 Ordinary Shares at $0.10 per ordinary share and 150,000 Ordinary Shares at $0.15 per Ordinary Share were granted to Mr. Wit. In November 1998, non-executive director Mr. Vandamme was granted options to purchase 100,000 Ordinary Shares at a price of $1.00 per Ordinary Share. These options were cancelled in February 2002 and replaced with options to purchase 50,000 Ordinary Shares at a price of $0.10 per ordinary shares and 50,000 Ordinary Shares at $0.15 per Ordinary Share, which vested in July 2002 and expire at the end of February 2010. At the same time, further options to purchase 250,000 Ordinary Shares at $0.10 per ordinary share and 250,000 Ordinary Shares at $0.15 per Ordinary Share were granted to Mr. Vandamme. In February 2002, a total of 745,000 options to purchase Ordinary Shares at various prices ranging from
$0.594 to $3.00 per Ordinary Share previously granted to Mr. Johansson were cancelled and replaced with options to purchase 372,500 Ordinary Shares at a price of $0.10 per ordinary shares and 372,500 Ordinary Shares at $0.15 per Ordinary Share, which vested in July 2002 and expire at the end of February 2012. At the same time, a further grant was made to Mr. Johansson to purchase 150,000 ordinary shares at a price of $0.10 per Ordinary Share and 150,000 Ordinary Shares at a price of $0.15 per Ordinary Share vesting in February and March 2003, which will expire in February 2010.

In April 2002, Mr. Johansson agreed to sacrifice GBP31,433 ($45,990) of salary over the period January 2002 to August 2002 in exchange for the issue of 648,183 Ordinary Shares at a value of $0.07 per Ordinary Share.

In November 2002, a total of 500,000 options to purchase Ordinary Shares at the then market price of $0.091 per Ordinary Share, vesting between November 2004 and November 2005, were granted to Mr. Bailey. Of these, 250,000 were only exercisable on the achievement of specific performance targets. As at November 12, 2003, these performance targets had not been met, and therefore, these options lapsed.

On October 31, 2003, options to purchase 495,000 Ordinary shares at a price of $0.28 were granted to Mr. Bailey, vesting in three equal tranches on October 31, 2004, 2005 and 2006.

In November, 2003, Mr. Bailey was granted options to purchase 70,000 Ordinary Shares at a price of $0.64 per Ordinary share, vesting on May 1, 2004

In November, 2003, Mr. Wit was granted options to purchase 100,000 Ordinary Shares at a price of $0.64 per Ordinary share, vesting on May 1, 2004.

In November, 2003, Mr. Vandamme was granted options to purchase 150,000 Ordinary Shares at a price of $0.64 per Ordinary share, vesting on May 1, 2004

In November, 2003, Mr. Kleman was granted options to purchase 37,500 Ordinary Shares at a price of $0.64 per Ordinary share, vesting on May 1, 2004

In January 2004, Mr. Wit exercised all options with the exception of those granted in November 2003

At September 28, 2004, with the exception of those exercised by Mr. Wit as described, none of the above options had been exercised.

C.     BOARD PRACTICES.

TERM OF OFFICE.

At the General Meeting of Shareholders held on March 18, 2004 all of the following Directors were elected of a term ending immediately after the Annual General Meeting of 2005, unless their terms are earlier terminated by a vote of the shareholders, removal by all of the members of the Board, resignation or death: Messrs Bailey, Johansson, Kleman, Vandamme and Wit.

At a Special Meeting of Directors held on July 15, 2004, Cornelis Wit resigned as director and Leonard Fertig was appointed as non-executive Director.

EMPLOYMENT AND SERVICE CONTRACTS.

Only the services provided to the Company by Mr. Johansson and Mr. Bailey in their capacities as executive directors are retained under ongoing contracts.

Mr. Johansson's services are retained partly through a contract of employment and partly through a service agreement, both of which are terminable by either party by the serving of three months notice or payment in lieu of notice. The service contract is subject to English employment laws, and on termination other than by mutual consent the employee may be entitled to additional compensation for loss of employment, including without limitation statutory redundancy pay and other compensation.

Mr. Bailey's services are retained under a service contract, terminable by either party by the serving of three months notice or payment in lieu of notice. The service contract is subject to English employment laws, and on termination other than by mutual consent the employee may be entitled to additional compensation for loss of employment, including without limitation statutory redundancy pay and other compensation.

FUNCTIONING OF THE BOARD OF DIRECTORS AND ITS SPECIAL COMMITTEES.

The Board of Directors meets upon invitation of the Chairman of the Board or of the Chief Executive Officer, whenever the Company's interests require it, or when any director requests a meeting. The Board of Directors held nine meetings during fiscal 2004.

The main topics on which the Board of Directors deliberates are the mission and strategy of the Company, matters of world-wide importance, the development of new activities or discontinuation of existing activities, general corporate and social policy, mergers and acquisitions, and the hiring of senior management.

The Audit Committee is responsible for, among other things: recommending to the Board of Directors the nomination of the Company's independent auditor; reviewing and monitoring the Company's financial reporting process and internal control systems; reviewing the Company's annual financial statements, the scope of the audit and the role and performance of the independent auditor; reviewing the independence of the independent auditors; and providing a channel for communication between the independent auditor, management and the Board of Directors. At a meeting of Directors held on November 19, 2003, the following directors were elected to the Audit Committee: Messrs: Kleman (Chair), Vandamme and Wit. At a meeting of Directors held on August 26, 2004, Mr. Wit's resignation was accepted and at the same meeting, Mr. Fertig was appointed to the Audit Committee.

The Remuneration Committee is responsible for, among other things, reviewing, monitoring and approving the remuneration of the executive directors and senior management of the Company. At a meeting of directors on November 19, 2003, the following directors were elected to the Remuneration Committee: Messrs: Kleman, Vandamme and Wit (Chair). At a meeting of Directors held on August 26, 2004, Mr. Wit's resignation was accepted and at the same meeting, Mr. Fertig was appointed to the Remuneration Committee (Chair).

As a special matter of attention, the Board of Directors is closely monitoring the Company's compliance, within the applicable time frames for foreign private issuers, with the SEC rules and Nasdaq listing standards implemented as a result of the Sarbanes-Oxley Act. Some of these matters are delegated to special committees operating under a written charter from the Board of Directors.

D.     EMPLOYEES.

At September 28, 2004, the Company employed 58 persons, three of whom were corporate officers. Of the remainder, 36 were engaged in technology delivery and support, thirteen in sales and marketing and six in administrative and financial matters.

As of April 30, 2004, the Company employed 51 persons, three of whom were corporate officers. Of the other employees as of April 30, 2004, 32 were engaged in technology delivery and support, eleven in sales and marketing and five in administrative and financial matters.

As of April 30, 2003, the Company employed 19 persons, two of whom were corporate officers. Of the other employees as of April 30, 2003, 12 were engaged in technology delivery and support, three in sales and marketing and two in administrative and financial matters.

As of April 30, 2002, the Company employed 20 persons, three of whom were corporate officers. Of the other employees as of April 30, 2002, 13 were engaged in technology delivery and support, two in sales and marketing and two in administrative and financial matters.

In addition, it is Company policy to employ contract staff from time to time to support specialized production requirements and to increase its production capacity and flexibility and to reduce lead times. The Company may offer permanent employment to individual contractors when management can reasonably foresee a continuing commercial requirement for the contractor's skills. The average number of temporary employees during the year ending April 30, 2004 was six.

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

SHARE OWNERSHIP.

With respect to the share ownership in the Company of the officers and directors of the Company, see the disclosure in "Major Shareholders".

EMPLOYEE PROFIT-SHARING AND OPTION PLANS.

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

In August 1993, options to purchase an aggregate of 45,186 Ordinary Shares at $4.25 per Ordinary Share were granted to employees under the Approved Executive Share Option Scheme. In May 1995, options to purchase 44,647 Ordinary Shares at $2.55 per Ordinary Share were granted to employees under the Approved Executive Share Option Scheme. In February 1998, options to purchase 121,000 Ordinary Shares at $0.90625 per Ordinary Share were granted to employees under the Approved Share Option Scheme. In July 2000, options to purchase 90,000 Ordinary shares at $1.5938 per Ordinary Share were granted under the Approved Share Option Scheme. No options have been exercised under the Approved Executive Share Option Scheme. Taking into consideration options that have lapsed prior to exercise and upon termination of employment, options to purchase 20,500 Ordinary shares at $0.90625 per Ordinary Share and options to purchase 12,000 Ordinary shares at $1.5938 per Ordinary share respectively remained outstanding and unexercised as at September 28, 2004.

The following options have been issued and remain outstanding as of September 28, 2004, under the Company's "Unapproved Executive Share Option Scheme":

      NO OF    SUBSCRIPTION      DATE                         EXERCISABLE WHEN THE MARKET
     SHARES        PRICE      EXERCISABLE     EXPIRY DATE     PRICE AT LEAST EQUALS
     ------    ------------   -----------     -----------     ---------------------------
    428,333       $0.64        Current        Nov 2013        No Restriction
      5,000       $0.59        Current        Sep 2010        No Restriction
    165,000       $0.28        10/31/04       Oct 2013        No Restriction
    165,000       $0.28        10/31/05       Oct 2013        No Restriction
    165,000       $0.28        10/31/06       Oct 2013        No Restriction
      5,000       $0.19        Current        Sep 2010        No Restriction
    100,000       $1.00        Current        Sept 2010       No Restriction
     57,250       $0.35        Current        May 2011        No Restriction
     57,250       $0.35        Current        May 2011        No Restriction
     57,250       $0.35        Current        May 2011        No Restriction
     57,250       $0.35        11/01/04       May 2011        No Restriction
    100,000       $0.25        Current        Oct 2006        $1.00
  1,225,851       $0.15        Current        Feb 2012        No Restriction
  1,178,892       $0.10        Current        Feb 2012        No Restriction
     50,000       $0.09        10/16/04       Oct 2012        No Restriction
     50,000       $0.09        10/16/05       Oct 2012        No Restriction
    125,000       $0.09        11/01/04       Nov 2012        No Restriction
    125,000       $0.09        11/01/05       Nov 2012        No Restriction
     60,000       $0.385       Current        Jul 2013        No Restriction
     60,000       $0.385       07/29/05       Jul 2013        No Restriction
     60,000       $0.385       07/29/06       Jul 2013        No Restriction
     75,000       $0.376       Current        Nov 2013        No Restriction
     50,000       $0.332       10/10/04       Oct 2013        No Restriction
     50,000       $0.332       10/10/05       Oct 2013        No Restriction
     50,000       $0.332       10/10/06       Oct 2013        No Restriction
     25,000       $0.338       10/02/04       Oct 2013        No Restriction
     25,000       $0.338       10/02/05       Oct 2013        No Restriction
     25,000       $0.338       10/02/06       Oct 2013        No Restriction
    100,000       $0.338       10/02/04       Oct 2013        See Note (1)
    100,000       $0.338       10/02/05       Oct 2013        See Note (1)
     25,000       $0.286       11/03/04       Nov 2013        No Restriction
     25,000       $0.286       11/03/05       Nov 2013        No Restriction
     25,000       $0.286       11/03/06       Nov 2013        No Restriction
    100,000       $0.286       11/03/04       Nov 2013        See Note (1)
    100,000       $0.286       11/03/05       Nov 2013        See Note (1)
     75,000       $0.638       Current        Jan 2014        No Restriction
     75,000       $0.638       01/05/06       Jan 2014        No Restriction
     75,000       $0.638       01/05/07       Jan 2014        No Restriction
     20,000       $0.63        01/14/05       Jan 2014        No Restriction
     20,000       $0.63        01/14/06       Jan 2014        No Restriction
     20,000       $0.63        01/14/07       Jan 2014        No Restriction
     33,332       $0.63        01/14/05       Jan 2014        See Note (1)
     33,334       $0.63        01/14/06       Jan 2014        See Note (1)
     33,334       $0.63        01/14/07       Jan 2014        See Note (1)

     15,000       $1.207       03/15/05       Mar 2014        No Restriction
     15,000       $1.207       03/15/06       Mar 2014        No Restriction
     15,000       $1.207       03/15/07       Mar 2014        No Restriction
     15,000       $1.622       04/05/05       Apr 2014        No Restriction
     15,000       $1.622       04/05/06       Apr 2014        No Restriction
     15,000       $1.622       04/05/07       Apr 2014        No Restriction
    210,000       $1.412       05/01/05       Jun 2014        No Restriction
     15,000       $1.574       05/12/05       May 2014        No Restriction
     15,000       $1.574       05/12/06       May 2014        No Restriction
     15,000       $1.574       05/12/07       May 2014        No Restriction
     20,000       $1.604       05/17/05       May 2014        No Restriction
     20,000       $1.604       05/17/06       May 2014        No Restriction
     20,000       $1.604       05/17/07       May 2014        No Restriction

  5,862,076

(1) Exercisable provided that the grantee achieves specific personal sales targets.

The Company's "Employee Share Ownership Plan" (also known as the Approved Net Profit Sharing Scheme) was terminated with effect from September 2000. No payments were due and no monies were set aside at the termination of the scheme.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS.

The following table sets forth certain information, as of September 28, 2004, to the extent that it is known to the Company or can be ascertained from public filings, as of the date of this Report with respect to the beneficial ownership of the Company's ADSs by (i) each director, senior manager and key employee, and
(ii) each person known by the Company to own 5% or more of the Company's ADSs.

  Name of Beneficial Owner(1)                           Number of ADSs    Number of share    Percentage
                                                         Beneficially         options       Beneficially
                                                            Owned          Beneficially         Owned,
                                                                             owned (3)        including
                                                                                               options
  Rennes Foundation (2)                                  13,150,218                 --          15.1
  Jobelin Foundation (2)                                    447,778                 --           0.5
  D. Bailey                   Board Member                  821,154            690,833           0.9
  M Johansson                 Board Member & C.E.O        2,368,846                 --           2.7
  J. Vandamme                 Board Member & Chairman       750,001             75,000           0.9
  C. Kleman                   Board Member                   37,500             50,000          0.04
  L Fertig                    Board Member                      Nil                Nil           Nil
  Board as a Group            Five persons                3,977,501            815,833           4.5

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

(3) Includes options to purchase Ordinary Shares granted pursuant to the Company's share option plans at prices varying from $0.09 to $1.00. See "Share Ownership".

Except for the status as director(s) and/or officer(s) of certain of the major shareholders listed above, to the knowledge of the Company the Company's major shareholders do not have voting rights different from other shareholders. As of September 28, 2004, the Company had approximately eight shareholders of record, one of whom acts as Depositary for the Company's ADR facility and is a US resident. At September 28, 2004, the Depositary had approximately 111 holders of record of ADSs. Based on information received from the Depositary, the Company believes that there are approximately 12,400 beneficial owners of ADSs.

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

In March 2002, the Company contracted and received the cash for the issue of an aggregate of 4,702,410 Ordinary Shares at a price of $0.083 per Ordinary Share representing an aggregate purchase price of approximately $390,000. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: the Rennes Foundation (1,204,819 shares) ; Noesis NV (301,205 shares); Mr. M Johansson (361,446 shares) and Mrs. M. Pillinger, wife of S. Pillinger, a then Director of the Company (100,000 shares).

In April 2002, the Company contracted for the issue of an aggregate of 1,462,600 Ordinary Shares at a price of $0.10 per Ordinary Share pursuant to the stock transaction acquisition of the assets of Palm Teach Limited. The following individuals and entities received the number of Ordinary Shares indicated in connection with this transaction: Mr. Peter Copeland as beneficial shareholder of Palm Teach Limited (759,700 shares); Mr. S. Pillinger (209,450 shares).

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

Also in April 2002, the Company contracted for the issue of 803,046 Ordinary Shares at a price of $0.07 per Ordinary Share under a Salary sacrifice arrangement, representing an aggregate purchase price of $56,000. The following individual purchased the number of Ordinary Shares indicated in connection with this transaction: Mr. Mats Johansson (648,183 shares). At the same time, Mr. Jan Vandamme agreed to accept 102,000 Ordinary Shares at a price of $0.07 per Ordinary Share in settlement of outstanding invoiced charges for work done for the Company.

In October 2002, the Company completed a new investment round from existing investors and affiliates, raising a further GBP150,000 ($230,000), represented by the issuance of a further 2.7 million (approximately) ordinary shares at a price of $0.085 per share, at market rate. The following individuals/entities purchased the number of shares indicated in connection with this transaction:
Rennes Foundation (1,177,647 shares), Mr. Mats Johannson (181,176 shares).

In April, 2003, the Company issued of an aggregate of 16,706,000 Ordinary Shares at a price of $0.10 per Ordinary Share and an aggregate of 2,250,000 Ordinary Shares at a price of $0.08 per Ordinary Share representing an aggregate purchase price of approximately $1,851,000, of which approximately $382,000 was outstanding at April 30, 2003 and received subsequently to the year-end. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: Mr. Jan Vandamme (200,000 shares), Mr. Mats Johansson (150,000 shares) and Mr. David Bailey (150,000 shares) and Volito AB (8,500,000 shares).

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

During the year ended April 30, 2004, Volito AB sold all its holding of Futuremedia shares.

In November, 2003, Mr. C Wit, non-executive board member, exercised a total of 404,500 options to purchase an equivalent number of Futuremedia Ordinary shares at prices of $0.10 and $0.15 per Ordinary share, all of which were sold before April 30, 2004.

During the year ended April 30, 2004, the following directors received payment for consultancy services provided through independent service companies: Mr. J.Vandamme GBP90,000 ($160,000), Mr. C.Kleman GBP40,000 ($71,000).


C.    INTERESTS OF EXPERTS AND COUNSEL.

Not Applicable.

ITEM 8. FINANCIAL INFORMATION.


A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

CONSOLIDATED FINANCIAL STATEMENTS.

The consolidated Financial Statements and Other Financial Information of the Company are listed under Item 18 in this Report.

LEGAL PROCEEDINGS.

The Company is not a party to any material legal proceedings.

DIVIDEND POLICY.

Holders of the Company's Ordinary shares may, by ordinary resolution, declare dividends, but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Futuremedia has not in the past declared or paid any dividends to holders of its ordinary shares, and there is no present intention to declare or pay any such dividend.

B.    SIGNIFICANT CHANGES.

Not Applicable.

ITEM 9. THE OFFER AND THE LISTING.

A.    OFFER AND LISTING DETAILS.

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

(1)   The five most recent full financial years:

                                                       ADS PRICE

                 YEAR ENDING APRIL 30,           HIGH              LOW
                                                   $                $
                                                 -----            -----
                         2000                    3.844            0.469
                         2001                    3.125            0.160
                         2002                    0.380            0.050
                         2003                    0.159            0.060
                         2004                    2.080            0.100


                                                     WARRANTS PRICE

                 YEAR ENDING APRIL 30,           HIGH              LOW
                                                   $                $
                                                 -----            -----
                         1999                    0.031            0.031
                         2000                    0.031            0.031
                         2001                    0.031            0.031
                         2002                    0.031            0.031
                         2003                    0.031            0.031

(2)   Each full financial  quarter for the two most recent full financial  ADSs:
      FMDAY

Year ended April 30                                High             Low
-------------------                                ----             ---
2003           First quarter.................      0.120           0.070
               Second quarter................      0.140           0.060
               Third quarter.................      0.159           0.100
               Fourth quarter................      0.101           0.060
2004           First quarter.................      0.520           0.100
               Second quarter................      0.460           0.250
               Third quarter.................      1.170           0.250
               Fourth quarter................      2.080           0.890
2005           First quarter.................      1.630           0.870


Warrants       FMDYW                               High             Low
--------       -----                               ----             ---
                                                     $               $
2003           First quarter.................      0.031           0.031
               Second quarter................      0.031           0.031
               Third quarter.................      0.031           0.031
               Fourth quarter................      0.031           0.031
2004           First quarter.................      0.031           0.031
               Second quarter................      0.031           0.031

(3)   Each month for the most recent six months:

                                                 ADS PRICE
                                             -----------------
                                             HIGH         LOW
                                              $            $
                                             ----         ----
                    August 2004              0.86         0.68
                     July 2004               1.18         0.87
                     June 2004               1.63         1.19
                     May 2004                1.63         1.15
                    April 2004               2.08         1.32
                    March 2004               1.93         0.98

The share price of the Ordinary Shares on July 31, 2004, the end of the Company's first fiscal quarter, was $0.87, the last reported sale price of the Ordinary Shares on September 28, 2004 on the Nasdaq SmallCap Market was $0.95.

B.    PLAN OF DISTRIBUTION.

Not Applicable.

C.    MARKETS.

The Company's ADSs are listed on the Nasdaq SmallCap Market under the symbol "FMDAY".

D.    SELLING SHAREHOLDERS.

Not Applicable.

E.    DILUTION.

Not Applicable.

F.    EXPENSES OF THE ISSUE.

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION.

A. SHARE CAPITAL.

Not Applicable.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION.

Incorporated by reference to the Company's Registration Statement on Form F-I (Registration No. 33-639941) and as amended (previously filed as Exhibit 3.1 to the Company's Annual Report on Form 20-F for the year ended April 30, 2000) and as further amended and as filed as Exhibit 1.2 to this Annual Report on Form 20-F for the year ended April 30, 2004.

C.    MATERIAL CONTRACTS.

The Company has secured the provision of its Internet Service Provider (ISP) service requirements with Siemens UK Ltd. for a period of three years commencing September 2001. The terms of the contract allow termination on three months notice after the completion of the first year.

In April 2001, the Company contracted with Consignia (now Royal Mail) (UK) for the provision of a Learning Management System comprising a hosted service together with learning content for a period of 22 months commencing June 1, 2001. The total value of the original contract was approximately GBP1,000,000 ($1,774,000), and was renewed for a further twelve months with effect from April 1, 2003, and again with effect from April 1, 2004.

Following its move to Brighton, the Company has entered into a lease arrangement for office facilities for a period of ten years, with a break clause after three years, up to which time the rental charge is fixed. Initially, this arrangement was for a serviced area of 4,700 square feet, but, subsequent to the year end, in June 2004, due to the rapid expansion of the business, the occupied space was increased to 7,700 square feet, on similar terms and conditions. The annual cost of the expanded area, including service charges, is approximately GBP138,000 ($245,000)

In November, 2003, the Company contracted with Royal Mail to increase the reach of its e-Learning offering to include all eligible employees and not limit the e-Learning opportunity to those who have Internet access in their workplace by making available the Company's recently-announced Learning For AllTM product. This product provides the participants with the hardware, software (both domestic and on-line) together with Internet connection in their homes for a period of three years. The employee uses a UK tax incentive scheme based on a salary sacrifice principle to pay for the Package. Participation is optional, and at the conclusion of installations, an aggregate of approximately 15,500 employees participated, giving rise to revenues, both delivered and deferred, of approximately GBP19.8 million ($35.1 million).

In June, 2004, a second phase was launched within Royal Mail that is expected to result in further revenues aggregating approximately GBP6.0 million ($10.6 million) over the period from July 2004 to June 2007.

D.    EXCHANGE CONTROLS.

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

UNITED KINGDOM INCOME TAX.

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

UNITED KINGDOM TAXATION ON CAPITAL GAINS.

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

UNITED KINGDOM INHERITANCE TAX.

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

UNITED KINGDOM STAMP DUTY AND STAMP DUTY RESERVE TAX.

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

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING.

Dividend payments on Ordinary Shares and proceeds from the sale, exchange or redemption of the Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a 30% rate (this rate will be reduced to 29% for 2004 and 2005, and to 28% for 2006 and thereafter). Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) in the case of U.S. persons and on IRS Form W-8BEN (Certificate of Foreign Status) in the case of non-U.S. persons. New regulations applicable to payments made after December 31, 1999 have generally expanded the circumstances under which information reporting and backup withholding may apply unless the holder provides the information described above.

Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. stockholders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

F.    DIVIDENDS AND PAYING AGENTS.

Not Applicable.

G.    STATEMENT BY EXPERTS.

Not Applicable.

H.    DOCUMENTS ON DISPLAY.

Copies of this Annual Report on Form 20-F, including the exhibits hereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, NW, Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon payment of certain fees prescribed by the Commission.

I.    SUBSIDIARY INFORMATION.

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

None.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15. CONTROLS AND PROCEDURES.

(a)   DISCLOSURE CONTROLS AND PROCEDURES.

An evaluation was carried out, under the supervision and with the participation of the Company's management including its Chief Executive Officer and principal financial officer, of the effectiveness of its disclosure controls and procedures (as defined in SEC Rules 13a-15 (e) and 15d-15(e)). Based on their evaluation of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F, the Company's Chief Executive Officer and principal financial officer concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.

(b)   MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.

Not applicable.

(c)   ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTANT.

Not applicable.

(d)   CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

During the period covered by this Annual Report on Form 20-F, there have been no changes in the Company's internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

The Board of Directors has determined that Mr. Carl Kleman meets the requirements of an "audit committee financial expert" as such term is defined under currently applicable rules of the SEC subject to the following. The applicable SEC rules require an "audit committee financial expert" to have an understanding of the body of generally accepted accounting principles used by the Company in its primary financial statements filed with the SEC. In the Company's case, that is US GAAP. The Board of Directors has determined that, while Mr. Kleman has an extensive understanding of generally accepted accounting principles in various jurisdictions, his direct experience with US GAAP is limited. The Company expects to expand the number of independent, non-executive directors on the Board of Directors in the next 12 months including one or more individuals who are "audit committee financial experts" however there can be no assurance that the Company will be successful in this respect.

ITEM 16B. CODE OF ETHICS.

The Company has adopted a code of ethics which is applicable to the Company's principal executive officer, principal financial officer, or persons performing similar functions. A copy of the Company's code of ethics is filed as Exhibit
11.1 to this Annual Report on Form 20-F and is posted on its website at www.futuremedia.co.uk.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the total remuneration that was paid by the Company and its subsidiaries to the Company's Independent Registered Accounting Firm, BDO Stoy Hayward LLP, in each of the Company's previous two fiscal years:

                                        2004            2004            2003
                                       $000's         GBP000's        GBP000's
           Audit Fees                    137             77              82
           Audit-Related Fees             12              7               7
           Tax Fees                        7              4               4
           All Other Fees                 --             --              --
                                       -----          -----           -----
           Total                         156             88              93

The Audit Fees for the fiscal years ended April 30, 2004 and 2003 were for professional services rendered for the annual audits of the Company's
consolidated   financial  statements,   statutory  audits  required  by  foreign
jurisdictions, issuance of consents and review of documents filed with the Securities and Exchange Commission.

The Audit Related Fees for the fiscal years ended April 30, 2004 and 2003 were for specific accounting and consultation issues.

Tax Fees for the years ended April 30, 2004 and 2003 were for services performed in connection with income tax compliance, consulting and tax research services and assistance with tax computations.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM  16E.   PURCHASES  OF  EQUITY  SECURITIES  BY  THE  ISSUER  AND  AFFILIATED
PURCHASERS.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

The following audited consolidated financial statements, together with the Independent Registered Public Accounting Firm's reports, are filed as part of this Annual Report on Form 20-F.

FINANCIAL STATEMENTS.                                                    Page
                                                                         ----

Report of Independent Registered Public Accounting Firm                   F1

Audited Financial Statements

      Consolidated Balance Sheets at April 30, 2004 and 2003              F2

      Consolidated Statements of Income for the fiscal years ended
      April 30, 2004, 2003 and 2002                                       F4

      Consolidated  Statements of Changes in Stockholders'  Equity
      for the fiscal years ended April 30, 2004, 2003 and 2002            F5

      Consolidated  Statements  of Cash Flows for the fiscal years
      ended April 30, 2004, 2003 and 2002                                 F6

      Notes to Consolidated Financial Statements                          F7

All other Schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this Annual Report on Form 20-F.

Exhibit
Number                          Exhibit Description
-------                         -------------------

1.1 Memorandum and Articles of Association of the Registrant, as amended (previously filed as Exhibit 3.1 to the Company's Annual Report on Form 20-F for the year ended April 30, 2000 (the "2000 20-F"), and incorporated herein by reference).

1.2 Amended and Restated Articles of Association of the Registrant (filed herewith).

2.1 Description of the Registrant's Ordinary shares (included in the Registrant's Memorandum and Articles of Association, as amended, previously filed as Exhibit 3.1 to the 2000 20-F, and incorporated herein by reference).

2.2 Form of Warrant Agreement (including form of Warrant Certificate), as amended (previously filed as Exhibit 4.3 to the Company's Registration Statement on Form F-1 (File No. 33-63994) (the "F-1 Registration Statement"), and incorporated herein by reference).

2.3 Form of Deposit Agreement, as amended (including specimen American Depositary Receipt), as amended (previously filed as Exhibit 4.5 to the F-1 Registration Statement, and incorporated herein by reference).

2.4        Form of Registration  Rights Agreement  (previously  filed as Exhibit
           10.17 to the F-1 Registration Statement, and incorporated herein by reference).

2.5 Loan Stock Agreement between the Registrant and Futuremedia (BVI) Limited (the "Loan Stock Agreement") (previously filed as Exhibit 4.5 to the 2000 20-F, and incorporated herein by reference).

2.6 Form of Warrant issued in connection with the Loan Stock Agreement (previously filed as Exhibit 4.6 to the 2000 20-F, and incorporated herein by reference).

4.1 Approved Executive Share Option Scheme, as Amended (previously filed as Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 filed April 12, 2000 (File No. 33 - 11828) (the "S-8 Registration Statement"), and incorporated herein by reference).

4.2 Unapproved Executive Share Option Scheme, as Amended (previously filed as Exhibit 99.2 to the S-8 Registration Statement), and incorporated herein by reference).

4.3        Approved Net Profit Sharing Scheme,  as Amended  (previously filed as
           Exhibit 10.20 to the F-1 Registration Statement, and incorporated herein by reference).

4.4 Incentive Profit Sharing Scheme (previously filed as Exhibit 10.6 to the 2000 20-F, and incorporated herein by reference).

4.5 Subscription Agreement executed April 23, 2003 between the Registrant and Volito AB (filed herewith).

4.6 Subscription Agreement executed April 23, 2003 between Luvit AB and Registrant (filed herewith).

4.7 Subscription Agreement executed April 14, 2003 between the Registrant and Rennes Foundation (filed herewith).

4.8 Subscription Agreement executed September 30, 2002 between the Registrant and Charles Farr (filed herewith).

4.9 Subscription Agreement executed March 15, 2002 between the Registrant and Silverdash Limited (filed herewith).

4.10       Agreement  dated  November 5, 2003 between  Registrant and Royal Mail
           Group Plc relating to the Learning For All(TM) services (filed herewith).

4.11 Agreement dated July 25, 2003 between the Registrant and IQDOS Limited relating to the sale of the whole of the issued capital of Temp Limited (filed herewith).

4.12 Agreement dated April 22, 2003 between the Registrant and Volito AB relating to the Registrant's investment in Luvit AB and Volito AB's investment in the Registrant (filed herewith).

4.13       Agreement  dated April 17, 2003 between the  Registrant and Volodymyr
           V. Donchenko and Michael Uyttebroeck relating to the sale of the whole of the issued share capital of Aktivna Objects Limited (filed herewith).

4.14 Agreement dated January 10, 2003 between the Registrant and Wavedean Limited relating to Media House, Arundel Road, Walberton West Sussex (filed herewith).

8.1        List of Subsidiaries of the Registrant  (previously  filed as Exhibit
           8.1 to the Company's Annual Report on Form 20-F for the year ended April 30, 2001, and incorporated herein by reference).

11.1 Code of Business Conduct, adopted by the Registrant's Board of Directors on April 22, 2004 (filed herewith).

12.1       Chief  Executive   Officer   Certification   (SEC  Rule  13a-14(a)  /
           15d-14(a)) (filed herewith).

12.2       Chief  Accounting   Officer   Certification  (SEC  Rule  13a-14(a)  /
           15d-14(a)) (filed herewith).

13.1       Chief  Executive  Officer   Certification  (18  U.S.C.  1350)  (filed
           herewith).

13.2 Chief Accounting Officer Certification (18 U.S.C. 1350) (filed herewith).

15.1 Consent of BDO Stoy Hayward LLP, Independent Registered Accounting Firm (filed herewith).

15.2 Policy Statement On Securities Trades by Company Officers, Directors and Certain Other Significant Employees adopted by the Registrant's Board of Directors on July 2, 2003 (filed herewith).

15.3 Policy Statement on Securities Trades by Company Personnel, adopted by the Registrant's Board of Directors on July 2, 2003 (filed herewith).

                                   SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                            FUTUREMEDIA PLC.
                                            (Registrant)

                                            By:  /s/ Mats A. I. Johansson
                                               --------------------------
                                            Name:    Mats A. I. Johansson
                                            Title:   Chief Executive Officer and
                                                     Authorized Signatory
Date: September 28, 2004.

FUTUREMEDIA PLC AND SUBSIDIARIES
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Futuremedia PLC

We have audited the accompanying consolidated balance sheets of Futuremedia PLC as of April 30, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years ended April 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Futuremedia PLC as of April 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2004, in conformity with accounting principles generally accepted in the United States of America.


/s/ BDO Stoy Hayward LLP

London, England

July 27, 2004

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                                       April 30,
                                                             ----------------------------
                                                              2004       2004       2003
                                                             ------     ------     ------
                                                             ($'000)   (GBP'000)  (GBP'000)
ASSETS

Current assets
   Cash and cash equivalents ...........................      8,250      4,651        437
   Accounts receivable, less allowance of GBP74,000
   ($131,000) in 2004 and GBP35,000 in 2003 for
   doubtful accounts ...................................      3,351      1,889        267
   Amounts recoverable on contracts ....................         75         42         44
   Accrued income ......................................      1,478        833         --
   Amounts recoverable from vendors ....................      1,426        804         --
   Other current assets ................................        170         96         13
   Receivable from stock subscription ..................         43         24        239
   Inventories - finished goods ........................      1,125        634          1
   Prepaid expenses ....................................        671        378        376
                                                             ------     ------     ------
   Total current assets ................................     16,589      9,351      1,377

Equity investment in Luvit AB                                    --         --        204

Property held for Sale .................................         --         --        450

Property and equipment
    Audio visual and computer equipment ................        908        512        427
    Office equipment ...................................        126         71         71
                                                             ------     ------     ------
                                                              1,034        583        498
Accumulated depreciation ...............................        864        487        419
                                                             ------     ------     ------
                                                                170         96         79

Other assets
Goodwill ...............................................        147         83        245

Intangible assets ......................................        667        376         62
Goodwill on Investment in Luvit AB .....................      1,133        639        739
                                                             ------     ------     ------
TOTAL ASSETS ...........................................     18,706     10,545      3,156
                                                             ======     ======     ======

See accompanying notes to the consolidated financial statements.

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                                                April 30,
                                                                   ---------------------------------
                                                                     2004        2004         2003
                                                                   -------      -------      -------
                                                                   ($'000)     (GBP'000)    (GBP'000)
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
    Fees received in advance .................................       5,304        2,990          428
    Accounts payable .........................................       3,399        1,916          444
    Other taxes and social security costs ....................       2,691        1,517           97
    Other accounts payable ...................................         239          135          109
    Accrual for National Insurance costs on stock options ....         415          234           --
    Accrual for sales commissions due ........................       1,575          888            6
    Other accrued expenses ...................................       2,010        1,133          197
     Bank mortgage ...........................................          --           --          300
                                                                   -------      -------      -------
        Total current liabilities ............................      15,633        8,813        1,581


Stockholders' equity
         Ordinary shares of 1 1/9p each
         Authorized - 125,000,000
         Issued and outstanding- 87,239,486 at April 30, 2004,
         78,194,457 at April 30, 2003 ........................       1,719          969          869
         Preference shares of 2p each
         Authorized - 2,000,000
         None issued .........................................          --           --           --
         Additional paid-in capital ..........................      33,069       18,642       16,921
         Accumulated deficit .................................     (31,527)     (17,773)     (16,111)

Other comprehensive loss- cumulative translation
adjustment ...................................................        (188)        (106)        (104)
                                                                   -------      -------      -------
Total stockholders' equity ...................................       3,073        1,732        1,575
                                                                   -------      -------      -------
Total liabilities and sTOCKholders' equity ...................      18,706       10,545        3,156
                                                                   =======      =======      =======

See accompanying notes to the consolidated financial statements.

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           Year ended April 30,
                                                       (in 000's except share data)
                                             ----------------------------------------------
                                               2004         2004         2003         2002
                                             -------      -------      -------      -------
                                            ($,000's)   (GBP000's)   (GBP000's)   (GBP000's)
Net sales
    Products ...........................      31,050       17,504          622          394
    Services ...........................       2,053        1,157          720          517
                                             -------      -------      -------      -------
Total Net sales ........................      33,103       18,661        1,342          911

Cost of sales
    Products ...........................      26,627       15,010          379          315
    Services ...........................       2,699        1,522          735        1,221
                                             -------      -------      -------      -------
Total Cost of sales ....................      29,326       16,532        1,114        1,536

Gross profit/(loss) ....................       3,777        2,129          228         (625)

Operating expenses
     Sales and marketing ...............         880          496           91          165
     General and administrative ........       3,872        2,183        1,134        1,175
     Facilities expenses ...............         275          155           44           63

Total operating expenses ...............       5,027        2,834        1,269        1,403

Operating loss .........................      (1,250)        (705)      (1,041)      (2,028)

Interest income ........................          43           24            1           32
Interest expense .......................          (4)          (2)         (48)         (29)
Foreign currency (losses)/gains ........         (11)          (6)          --           13

Share of loss from equity investment
including goodwill impairment of
GBP100,000 .............................        (509)        (287)          --           --
Stock compensation arising from Variable
option accounting ......................      (1,217)        (686)          --           --
                                             -------      -------      -------      -------
Net loss ...............................      (2,948)      (1,662)      (1,088)      (2,012)
                                             =======      =======      =======      =======

Loss per share basic and diluted .......       (3.52)c      (1.98)p      (2.34)p      (6.60)p

Weighted average shares outstanding.....  83,811,982   83,811,982   46,414,194   30,501,619

See accompanying notes to the consolidated financial statements.

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                          Number of       Share       Additional                                    Cumulative         Total
                           Ordinary      Capital       Paid-in     Shares to be     Accumulated     Translation    Stockholders'
                            Shares        Amount       Capital        Issued          Deficit       Adjustment         Equity
                         ------------- ------------- ------------- -------------- ---------------- -------------- -----------------
                                         (GBP'000)     (GBP'000)     (GBP'000)       (GBP'000)       (GBP'000)        (GBP'000)
At April 30, 2001         29,648,374           329        14,822             -        (13,011)             (77)         2,063
                                                                                                                  -----------------
Exchange translation
adjustments.....                   -             -             -             -              -               10             10
Net loss........                   -             -             -             -         (2,012)               -         (2,012)
                                                                                                                  -----------------
Comprehensive loss                 -             -             -             -              -                -         (2,002)
                                                                                                                       -------
                                                                                                                  -----------------
Shares to be issued
(net of issuance costs
of GBP 64,000             10,346,979             -             -           506              -                -            506
                         ------------- ------------- ------------- -------------- ---------------- -------------- -----------------
At April 30, 2002         39,995,353           329        14,822           506        (15,023)             (67)           567
                                                                                                                  -----------------
Exchange translation
adjustments.....                   -             -             -             -              -              (37)           (37)
Net loss........                   -             -             -             -         (1,088)               -         (1,088)
                                                                                                                  -----------------
Comprehensive loss                 -             -             -             -              -                -         (1,125)
                                                                                                                  -----------------
Issuance of shares
(net of issuance
costs of GBP120,000)      38,199,104           540         2,099          (506)             -                -          2,133
                         ------------- ------------- ------------- -------------- ---------------- -------------- -----------------
At April 30, 2003         78,194,457           869        16,921             -        (16,111)            (104)         1,575
                                                                                                                  -----------------
Exchange translation
adjustments.....                   -             -             -             -              -               (2)            (2)
Net loss........                   -             -             -             -         (1,662)                         (1,662)
                                                                                                                  -----------------
Comprehensive loss                 -             -             -             -              -                -         (1,664)
                                                                                                                  -----------------
Adjustment for
Variable options                   -             -           686             -              -                -            686
Issuance of shares  re
exercise of warrants
(net of issuance costs
of GBP5,000)....           1,594,344            18            54             -              -                -             72
Issuance of shares re
acquisition (net of
issuance costs of
GBP20,000)......           1,125,000            12           270             -              -                -            282
Issuance of shares re
investment (net of
issuance costs of
GBP50,000)......           5,173,958            57           649             -              -                -            706
Issuance of shares  re
exercise of options
(net of issuance costs
of GBP5,000)....           1,151,727            13            62             -              -                -             75
                         ------------- ------------- ------------- -------------- ---------------- -------------- -----------------
At April 30, 2004         87,239,486           969        18,642             -        (17,773)            (106)         1,732
                         ============= ============= ============= ============== ================ ============== =================

See accompanying notes to the consolidated financial statements.

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        Year ended April 30,
                                                           ------------------------------------------
                                                            2004        2004        2003        2002
                                                           ------      ------      ------      ------
                                                           $'000       GBP'000     GBP'000     GBP'000
Operating activities
Net loss .............................................     (2,948)     (1,662)     (1,088)     (2,012)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities
   Depreciation ......................................        122          69         131         147
   Shares issued for services ........................         --          --          11          94
   Profit on disposal of investment ..................        (58)        (33)         --          --
   Loss/(profit) on disposal of fixed assets .........         --          --         118          (1)
   Amortization of intangible assets .................        266         150          --          --
   Loss from equity investment including goodwill
   impairment ........................................        507         286          --          --
   Stock compensation arising from Variable option
   accounting ........................................      1,217         686          --          --
   Accounts receivable ...............................     (2,946)     (1,661)       (149)        221
   Allowance for doubtful accounts ...................         69          39         (24)        142
   Amounts recoverable on contracts ..................          4           2         (29)        118
   Other current assets ..............................     (3,052)     (1,720)        (10)         33
   Inventories .......................................     (1,125)       (634)         --          --
   Prepaid expenses ..................................         (4)         (2)         17          51
   Fees received in advance ..........................      4,545       2,562        (285)       (212)
   Accounts payable ..................................      2,611       1,472         248        (466)
   Other accounts payable ............................         46          26          89        (107)
   Other taxes and social security costs .............      2,519       1,420          15         (49)
   Other accrued expenses ............................      3,640       2,052          84        (262)
                                                           ------      ------      ------      ------
Net cash provided by/(used in) operating activities ..      4,413       3,052        (872)     (2,303)
                                                           ------      ------      ------      ------
Investing activities
Purchase of equity investment ........................         --          --        (641)         --
Capital expenditures .................................       (153)        (86)        (12)       (137)
Proceeds on disposal of investment ...................         91          51          --          --
Proceeds on disposal of fixed assets .................        798         450         300           1
                                                           ------      ------      ------      ------
Net cash provided by/(used in) investing activities ..        736         415        (353)       (136)
                                                           ------      ------      ------      ------
Financing activities
Proceeds of share issues .............................      1,996       1,125       1,447         423
Share issue costs ....................................       (142)        (80)       (120)        (64)
(Repayment of)/Proceeds from short-term debt .........       (532)       (300)        300          --
(Repayment of)/proceeds from Waverton ................         --          --        (410)        (32)
                                                           ------      ------      ------      ------
Net cash provided by financing activities ............      1,322         745       1,217         327
                                                           ------      ------      ------      ------
Effects of exchange rate changes .....................          4           2          --          10
                                                           ------      ------      ------      ------
Net (decrease)/increase in cash and cash equivalents .      7,475       4,214          (8)     (2,102)
Cash and cash equivalents at beginning of period .....        775         437         445       2,547
                                                           ------      ------      ------      ------
Cash and cash equivalents at end of period ...........      8,250       4,651         437         445
                                                           ======      ======      ======      ======
Supplemental disclosure of cashflow information
Interest paid during the period ......................          4           2          48          29
                                                           ======      ======      ======      ======
Supplemental disclosure of non-cash transactions
Issuance of shares in acquisitions ...................        536         302         253          53
Issuance of shares for services ......................         --          --          11          94
Issuance of shares in investment .....................         --          --         300          --
Receivable from stock subscription ...................         43          24         239          --

See accompanying notes to the consolidated financial statements.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

DESCRIPTION OF BUSINESS.

Futuremedia PLC was incorporated in England in 1982 as Futuremedia Limited and re-registered as a public company in 1993. The Company's activities can be regarded as falling into one of two business segments. The first and largest is that of the provision of the Company's new Learning For AllTM fully-managed service that includes the provision of PC, Internet access, delivery and installation, e-Learning courses, and a personal focused e-Learning environment managed by the Company. The second is that of e-Learning, which includes the provision of Internet and Intranet learning and communications products and services, with some production of learning and communications material on other media, such as CD-ROM.

PRINCIPLES OF CONSOLIDATION.

The consolidated financial statements include the financial statements of the Company and all its subsidiaries (together the "Company"). All inter-company accounts and transactions have been eliminated.

FINANCIAL RESOURCES AND GOING CONCERN.

In the course of its operations the Company has sustained continuing operating losses, however, the completion of the sale of its premises in Arundel early in 2003, together with the positive cashflow arising from the Learning For AllTM business model has allowed it to discharge all existing bank and other loans.

Since its initial public offering ("IPO"), the Company has incurred net losses and experienced negative cash flows from operating activities. At September 28, 2004, the Company's cash resources and available borrowings amounted to (pound)3,026,000 ($5,368,000). Based on the continuing improvement in levels of order intake and sales since the end of the fiscal year ended April 30, 2004, notably the recent order for the Company's Learning For All(TM) product from various new customers, management believes that revenues and cash flows will be sufficient to the extent that the Company's requirements for working capital for the remainder of the current fiscal year are required to be met from trading activities. Accordingly, the directors have prepared the accounts for the year ended April 30, 2004 on a going concern basis.

ESTIMATES.

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

CONVENIENCE TRANSLATIONS.

Translation of the financial statements at April 30, 2004 and for the year then ended from sterling into US dollars is for informational purposes only and has been made at the April 30, 2004 Noon Buying Rate of GBP1.00 to $1.7739.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED).

CASH AND CASH EQUIVALENTS.

Cash and cash equivalents represent cash and short-term deposits with maturities of less than three months at inception.

INVENTORIES.

Inventories are stated at the lower of cost, determined on the basis of the first in, first out method, and net realizable value. At April 30, 2004, inventories held of GBP634,000 ($1,125,000) represent Learning For AllTM goods, net of a provision of GBP202,000 ($358,000) for slow-moving and excess stocks. All stocks are held on behalf of the Company by its appointed distribution agent at their premises, and are controlled under a perpetual inventory management system.

PROPERTY AND EQUIPMENT.

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

GOODWILL.

The Company adopted SFAS No. 142 on May 1, 2002. Under this standard, goodwill will be tested for impairment on an annual basis or whenever indicators of impairment arise. The Company completed its transitional impairment tests in the quarter ended October 31, 2002 and no impairment was recorded. Prior to May 1, 2002, goodwill was tested for impairment in a manner consistent with property, plant and equipment and intangible assets with a definite life.
The Company performed the required annual impairment test as of February 1, 2004. This test indicated that there was a requirement to make an impairment charge in respect of the goodwill held in the books arising from the Company's equity investment in Luvit AB of GBP100,000 ($177,000).

REVENUE RECOGNITION.

Net sales represent the value of goods and services delivered, excluding value added tax, and for the year ended April 30, 2004 and can be categorized by activity into one of five sources.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED).

Consultancy Service - Consultancy revenues are invoiced at the completion of each work package, and revenues recognized at that time.

Customer Designed Content - Customer designed content are those products that are specifically designed to meet a customer's individual e-learning needs. Due to the customization and modification required, revenue for these long-term contracts are recognized on milestones being achieved.

Learning Management Systems - A Learning Management System is specifically designed for the customer to meet all of their e-learning needs. These systems can include multiple elements such as: a license for ActivnaTM, hosting services, set up charges, integration and support services and content. For these contracts, the Company recognizes revenue over the period of the license.

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

Learning for AllTM - Learning For AllTM solutions are those that comprise a combination of hardware, software and services, installed at the homes of participating employees of clients that contract with Futuremedia for the provision of such services. Revenues are categorized as being either `delivered' or `deferred' depending on the nature of each element of the installed package. Typically, all hardware, operating software and any software programs delivered on local media, either CD-rom or loaded on the hard disc, are treated as `delivered' revenues, whilst the remaining services, which typically comprise telephone and e-mail support, the provision and hosting of a Learning Management System and various online software programs, are treated as `deferred' revenues. For revenue recognition purposes, the package price is allocated by element in accordance with fair values of each element. Those elements that have been categorized as `delivered' are recognized on the completion and acceptance of installation by the participant, and those revenues that are categorized as `deferred' are recognized over the period of the agreement. The client, or participating finance house, is invoiced for the full amount on completion and acceptance of installation.

PENSIONS.

The  Company   operates  a  number  of  defined   contribution   pension  plans.
Contributions are charged to income as they become payable in accordance with the rules of the plans.

FOREIGN CURRENCY TRANSLATION.

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

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED).

Assets and liabilities of overseas subsidiaries are translated at the exchange rate in effect at the year end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in a separate component of stockholder's equity.

EQUITY METHOD INVESTMENTS.

Investments in companies in which Futuremedia Plc has significant influence, but less than a controlling voting interest, are accounted for using the equity method. Under the equity method, only Futuremedia Plc investment in and amounts due to and from the equity investee are included in the consolidated balance sheet; only Futuremedia Plc's share of the investee's earnings is included in the consolidated operating results.

LONG-LIVED ASSETS.

Long lived assets are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted future cash flows resulting from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

COMPREHENSIVE INCOME (LOSS).

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company's only item of other comprehensive income (loss) is foreign currency translation adjustments.

LOSS PER SHARE.

Loss per share figures have been calculated using the method required by Statement of Financial Standards No. 128 "Earnings per Share". Under the provisions of SFAS No.128, basic net loss per share is computed by dividing the loss attributable to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period, which included shares to be issued. The calculation of diluted loss per share gives effect to common stock equivalents, however, potential common shares are excluded if their effect is anti-dilutive. The calculation excludes a total of 5,579,579 options to purchase Ordinary shares outstanding as at April 30, 2004 under the Company's Executive Approved and Unapproved Share Option Schemes.

INCOME TAXES.

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

STOCK-BASED EMPLOYEE COMPENSATION.

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

1.    SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED).

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

Stock-Based Compensation Transition and Disclosure ("SFAS 148"), the pro forma effects of stock-based compensation on net income (loss) and net earnings per share have been estimated at the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

                                                      April 30,
                                             2004       2003        2002
                                             -----      -----       ----
           Risk-free interest rate            2.4%       4.0%        3.8%
           Volatility                        26.7%      19.0%       31.8%
           Dividend yield                       0%         0%          0%
           Expected life (years)              3.3        3.3         3.3

                                                                Year ended April 30
                                                    --------------------------------------------
                                                     2004        2004        2003        2002
                                                     ----        ----        ----        ----
                                                    ($'000)   (GBP '000)  (GBP '000)  (GBP '000)
Net loss as reported ..........................     (2,948)     (1,662)     (1,088)     (2,012)
Deduct stock compensation arising from
variable option accounting ....................      1,217         686          --          --
Add: Total stock-based employee compensation
expense determined under fair value based
method for all awards, net of tax and stock
compensation arising from variable option
accounting ....................................     (1,378)       (777)       (106)        (44)
Pro-forma net loss ............................     (3,109)     (1,753)     (1,194)     (2,056)

                                                                              GBP         GBP
Net loss per share as reported, basic and .....                                          (3.52)
diluted .......................................                  (1.98)      (2.34)      (6.60)
Pro forma net loss per ordinary share:
         Basic ................................      (3.56)c     (2.01)p     (2.57)p     (6.74)p
         Diluted ..............................      (3.56)c     (2.01)p     (2.57)p     (6.74)p

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED).

ADVERTISING COSTS.

All advertising costs incurred in the promotion of the Company's products and services are expensed as incurred. Advertising costs were GBP126,000 ($223,000), GBPNil and GBPNil for the years ended April 30, 2004, 2003 and 2002.

ALLOWANCE FOR DOUBTFUL ACCOUNTS.

Accounts receivable consist primarily of amounts due to us from the Company's normal business activities. The Company's ability to collect outstanding receivables from its customers is critical to its operating performance and cash flows. Futuremedia maintains an allowance for doubtful accounts to reflect the estimated future uncollectability of accounts receivable based on past collection history and specific risks that have been identified by reviewing current customer information. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to it, the Company believes its allowance for doubtful accounts as of April 30, 2004, is adequate. However, actual write-offs might exceed the recorded allowance.

       ----------------------------------------------------------------------
                                      2004           2004          2003
       ----------------------------------------------------------------------
                                      $'000         GBP'000      GBP'000
       ----------------------------------------------------------------------

       ----------------------------------------------------------------------
       Allowance at May 1              62             35            59
       ----------------------------------------------------------------------

       ----------------------------------------------------------------------
       Utilized during year           (28)           (16)          (59)
       ----------------------------------------------------------------------

       ----------------------------------------------------------------------
       Provided in year                97             55            35
       ----------------------------------------------------------------------

       ----------------------------------------------------------------------
       Allowance at April 30           131            74            35
       ----------------------------------------------------------------------

2.    LOANS.

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

At the same time, the Company entered into a short term mortgage arrangement with a major bank under which it drew down GBP300,000 ($532,000) to enable the full repayment of the above loan and to provide further working capital until such time that the total proceeds of sale were received. Interest was payable at the rate of 6.0% per annum.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    LOANS - (CONTINUED).

                                                      April 30
                                               ---------------------
                                               2004             2003
                                               ----             ----
                                                     (GBP'000)

Bank mortgage loan                              --              300

The Bank mortgage loan, which was secured by way of a charge on the property, included a maximum loan period not to exceed twelve months, an interest rate of 2% above the Bank's own base rate, payable on repayment. The loan was repaid in May 2003 when the second part of the property sale was completed.

3.    FAIR VALUES OF FINANCIAL INSTRUMENTS.

                                                  April 30,
                              --------------------------------------------------
                                        2004                        2003
                              --------------------------------------------------
                              Carrying        Fair        Carrying       Fair
                               Value         Value          Value        Value
                              --------       -----        --------       -----
                              (GBP'000)    (GBP'000)      (GBP'000)    (GBP'000)

Cash and cash equivalents...    4,651        4,651           437          437
Short term mortgage ........      --           --            300          300

The carrying value of these financial instruments approximates fair value due to the short period until maturity.

4.    INCOME TAXES.

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                            April 30,
                                                    ------------------------
                                                      2004             2003
                                                    -------           ------
                                                           (GBP'000)

Book over tax depreciation                               67               99
Operating losses carried forward                      4,274            4,224
Other timing differences                                 70               --
                                                    -------           ------
                                                      4,411            4,323
Less:  valuation allowance                           (4,411)          (4,323)
Net deferred tax assets                                  --               --
                                                    =======           ======

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.    INCOME TAXES - (CONTINUED).

There is no time limit on the utilization of the operating losses carried forward tax value provided no substantial change in the nature of trade. GBP14.2 million which are specific to certain companies and cannot be relieved against profits in other Group companies.

For financial reporting purposes, loss before income taxes includes the following components :

                                             Year ended April 30,
                                     ------------------------------------
                                      2004            2003         2002
                                      ----            ----         ----
                                                   (GBP'000)
United Kingdom                       (1,662)        (1,027)       (1,985)
Overseas                                 --            (61)          (27)
                                     ------         ------        ------
                                     (1,662)        (1,088)       (2,012)
                                     ======         ======        ======

The reconciliation of income tax computed at the UK statutory tax rate to the effective rate is:

                                                                Year ended April 30,
                                    ----------------------------------------------------------------------------
                                             2004                       2003                           2002
                                   (GBP'000)       %         (GBP'000)           %          (GBP'000)        %
Statutory rate.................      (261)       (30.0)        (326)          (30.0)          (604)       (30.0)
Unrelievable UK tax losses.....        79         9.1           291            26.8            550         27.3
Non deductible expenses........       112        12.9            35             3.2             54          2.7
Other sundry items.............        70         8.0            --              --             --           --
                                    -----       -----         -----           -----          -----       ------
                                       --          --            --              --             --           --
                                    =====       =====         =====           =====          =====       ======

5.    LEASE COMMITMENTS.

The future minimum rental payments under non-cancelable operating leases at April 30, 2004 are:

                               Equipment     Rental
                               ---------    --------
                               (GBP'000)    (GBP'000)
2005...................            1           153
2006...................            1           165
2007...................            -           165
2008...................            -            24
2009...................            -
2010...................            -

Rental expense was GBP112,000 ($199,000), GBP11,000 and GBP71,000 for the years ended April 30, 2004, 2003 and 2002.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.    PREPAID EXPENSES.

Prepaid expenses for the year ended April 30, 2004 of GBP378,000 ($671,000) includes the forward purchase of learning materials in respect of existing customer contracts of GBP245,000, together with prepaid expenses for hosting services, dues and subscriptions, and insurances of GBP133,000.

Prepaid expenses for the year ended April 30, 2003 of GBP376,000 includes the forward purchase of learning materials in respect of existing customer contracts of GBP323,000, together with prepaid expenses for hosting services, dues and subscriptions, insurances and salary sacrifices of GBP53,000.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.    SEGMENT INFORMATION, EXPORT SALES AND MAJOR CUSTOMERS.

The Company reviews the results from operations and total assets based on two segments:- Learning For AllTM and e-Learning services. The major segment is that of Learning For AllTM solutions, comprising the provision of hardware, software and services in the homes of clients' employees. The second, and much smaller, segment is that of e-Learning services and comprises the provision of its own and third party products and services which together provide clients with learning solutions. The accounting policies for the segments are the same as those described in the summary of accounting policies.

                                            Year ended April 30
                            ---------------------------------------------------
                              2004          2004          2003           2002
                             $'000        GBP'000        GBP'000        GBP'000
Net Sales:
Learning For AllTM            30,806        17,366             -             -
e-Learning services            2,297         1,295         1,342           911
                             -------       -------       -------       -------
Total Net Sales               33,103        18,661         1,342           911

Cost of sales
Learning For AllTM            27,044        15,246             -             -
e-Learning services            2,282         1,286         1,114         1,536
                             -------       -------       -------       -------
Total Cost of sales           29,326        16,532         1,114         1,536

Gross profit/(loss):
Learning For AllTM             3,762         2,120             -             -
e-Learning services               15             9           228         (625)
                             -------       -------       -------       -------
Total Gross profit/(loss)      3,777         2,129           228         (625)

Operating expenses:
Learning For AllTM              2153         1,214             -             -
e-Learning services             2874         1,620         1,269         1,403
                             -------       -------       -------       -------
Total Operating expenses       5,027         2,834         1,269         1,403

Operating profit/(loss)
Learning For AllTM             1,609          906              -             -
e-Learning services          (2,859)       (1,611)       (1,041)       (2,028)
                             -------      -------       -------       -------
Total Operating loss         (1,250)         (705)       (1,041)       (2,028)
                             =======         =====       =======       =======

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.    SEGMENT INFORMATION, EXPORT SALES AND MAJOR CUSTOMERS - (CONTINUED).

                                                   At April 30,
                                     2004              2004               2003
                                     $'000           GBP'000             GBP'000

Assets:
Learning For AllTM                    6,918             3,900                -
e-Learning services                   1,948             1,098              942
                                    -------           -------          -------
Total segment assets                  8,866             4,998              942

Unallocated assets:
Cash                                  8,250             4,651              437
Prepaid expenses                        244               137               53
Other current assets                     43                24              252
Property and equipment                  170                96              529
Goodwill on Luvit                     1,133               639              739
Investment in Luvit                       -                 -              204
                                    -------           -------          -------
Total assets                         18,706            10,545            3,156
                                     ======            ======            =====

Unallocated assets are either central assets or non-allocable assets.

The Company's sales were divided by geographical location of customer as follows:

                                                  Year ended April 30,
                                         --------------------------------------
                                            2004            2003         2002
                                            ----            ----         ----
                                                       (GBP'000)
United Kingdom......................       18,661           1,340         849
Rest of Europe......................           --               2           3
Rest of the World...................           --              --          59
                                           ------          ------      ------
                                           18,661           1,342         911
                                           ======          ======      ======

During the year ended April 30, 2004, Customer A accounted for 93% of sales and Customer B for 4% of sales; during the year ended April 30, 2003, Customer A accounted for 59% of sales and Customer C for 10% of sales, and during the year ended April 30, 2002, Customer A accounted for 69% of sales and Customer D for 9% of sales.

At April 30, 2004 the major customers identified above accounted for 66% of the accounts receivable and 10% in 2003.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.    PENSION PLANS.

The Company operates various defined contribution pension plans on behalf of the directors and other staff. Contributions payable are charged to Income as incurred. Contributions by the Company are determined in accordance with the rules of the pension plans. Contributions aggregated GBP41,000 ($73,000) in fiscal 2004, GBP38,000 in fiscal 2003, and GBP43,000 in fiscal 2002. The Company has no obligations in respect of post retirement benefits other than the pension obligations described above.

9.    ACQUISITIONS.

Operations of acquired companies are included in consolidated operations from the date of acquisition and the fair value of common stock was determined based on the quoted market price when the terms of acquisition were agreed to.

The Company acquired, on March 1, 2002, the assets and business of Palm Teach Limited for a total consideration of GBP54,000 ($85,000) The consideration of GBP54,000 represents the fair value of the 759,700 shares issued to the shareholders. The net assets at the time of the acquisition amounted to approximately GBP1,000. As of the year end, GBP53,000 was therefore recorded as goodwill.

In May 2002, the Company acquired the assets and business of C2W Limited, a services company providing resource and management consultancy to corporate clients, for a total consideration of GBP29,000 ($46,000). The consideration of GBP29,000 represented the fair value of the 454,400 shares issued to the shareholders. As at April 30, 2003, GBP29,000 ($32,000) was recorded as Goodwill. The acquisition was accounted for using the purchase method.

In April 2003, the Company acquired the assets of Activna Objects Limited ("Activna"), a non-trading UK company with ownership of a software tool that the Company believes would substantially reduce the development time and cost for a new third generation e-Learning management system. The net assets of Activna, comprising the software intangible of GBP62,500, sundry creditors of GBP62,500 and sundry debtors of GBP100, amounted to GBP100 ($160), were acquired for a total consideration of GBP224,000 ($350,000). The consideration of GBP224,000 represented the fair value of the 3,500,000 shares issued to the shareholders. As at April 30, 2003, GBP62,000 was recorded as intangible assets, and the remaining GBP162,000 was recorded as Goodwill. The acquisition was accounted for using the purchase method. The formal purchase price allocation was finalized in fiscal 2004, and as a consequence, the whole of the purchase price of GBP224,000 has been categorized as intangible assets, representing the fair value of the software tool acquired.

Also in April 2003, the Company acquired a 29.8% shareholding in Luvit AB, which has been accounted for under equity accounting rules. The total consideration paid for this shareholding amounted to GBP643,000 ($1,000,000) in cash and GBP300,000 ($480,000) in Futuremedia shares, and represented fair value for the cash and 4,685,315 shares issued.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.    ACQUISITIONS - (CONTINUED).

At the time of the investment, the net assets of Luvit AB amounted to GBP686,000 ($1,097,000), therefore the investment value arising from this transaction was GBP204,000 ($326,000), representing Futuremedia's 29.8% shareholding, with the remaining GBP739,000 ($1,182,000) appearing as goodwill. During the year ended April 30, 2004, Luvit AB issued a further 6,233 shares, and Futuremedia sold 96,069 of their holding, resulting in Futuremedia's ownership reducing to 27.2% at April 30, 2004. Luvit AB traded at a loss during the year, Futuremedia's portion of these losses amounted to GBP187,000 ($332,000), reducing the value of its investment to GBPNil ($Nil) as at April 30, 2004. As at the year end, the amount of goodwill held was subjected to an impairment test which resulted in an impairment of GBP100,000 ($177,000) being charged.

In July 2003, Futuremedia acquired the entire share capital of Temp Limited, into which had been transferred the business and assets of IQDos Limited, for the issue of 1.125 million Futuremedia shares, valuing the acquisition at approximately GBP302,000 ($536,000). The whole of the GBP302,000, representing the fair value of the assets acquired, comprising a number of software products and client list, has been treated as an amortizable intangible asset, and is being amortized over three years. There is not considered to be any residual value. IQDos Limited, a wholly-owned subsidiary of Excel Communications Limited, specializes in the production of bespoke e-Learning content and also provides e-Learning consultancy services, and will substantially improve the capability of Futuremedia to present itself to the marketplace as a single point of supply for total e-Learning solutions. The acquisition was accounted for using the purchase method.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.   INTANGIBLE ASSETS AND GOODWILL.

INTANGIBLE ASSETS.

                                                            At April 30
                                                    --------------------------
                                                        2004              2003
                                                        ----              ----
       Cost                                                    (GBP'000)
       At May 1................................          326
                                                                          264
       Additions ..............................          302               62
       Amounts reclassified from goodwill......          162                -
                                                    --------           ------
       At April 30.............................          790              326
                                                         ---              ---

       Amortization
       At May 1................................          264              264
       Charge for year.........................          150                -

       At April 30.............................          414              264
                                                         ---              ---
       Net book amount at April 30.............          376               62
                                                         ===               ==

The addition in 2004 represents the intangible asset arising from the acquisition of Temp Limited. The reclassification of GBP162,000 ($287,000) arises from the completion of the purchase price allocation with regard to the acquisition of Activna Objects Limited made in April 2003, whereby the whole of the purchase price of GBP224,000 has been attributed to the software tool acquired. GBP162,000 has been transferred from Goodwill. GBP326,000 in 2003 represents internally developed software of GBP264,000, together with GBP62,000 representing the original provisional purchase price allocation of the software tool owned by Activna Objects Limited, acquired by Futuremedia in April 2003.

The table below shows expected amortization expense for acquired intangible assets recorded as of April 30, 2004.

                                         2005    2006    2007     2008     2009
                                         ----    ----    ----     ----     ----
Amortization expense (GBPthousands)      176     176      25       --       --

 Intangible assets are being written off over a period of three years. The above amortization expense forecast is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, impairment of intangible assets, accelerated amortization of intangible assets, and other events

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.   INTANGIBLE ASSETS AND GOODWILL - (CONTINUED).

Goodwill

                                                     At April 30,
                                             ---------------------------
                                                2004             2003
                                                ----             ----
           Cost                                        (GBP'000)
           At May 1.....................         984               53
           Additions ...................          --              931
           Amounts reclassified                 (162)              --
           Impairment loss                      (100)              --
                                                ----            -----
           At April 30..................         722              984
                                                ====            =====

The reclassification of GBP162,000 ($287,000) arises from the completion of the purchase price allocation with regard to the acquisition of Activna Objects Limited made in April 2003, whereby the whole of the purchase price of GBP224,000 has been attributed to the software tool acquired. The GBP162,000 has been transferred to Intangible assets.
Of the GBP722,000 goodwill at April 30, 2004, GBP83,000 is attributable to the e-Learning business segment and the remaining GBP639,000 being the investment in Luvit AB after making an impairment charge in the current year of GBP100,000, is not allocable to business segment because the investment is held as a central asset.

11.   PROPERTY PLANT AND EQUIPMENT.

                                                                         At April 30,
                                             --------------------------------------------------------------------
                                                              2004                                2003
                                                              ----                                ----
                                             Cost      Accumulated      Net        Cost     Accumulated     Net
                                                       depreciation     book               depreciation     book
                                                                        value                               value
                                             ----      ------------     -----    ------    ------------     -----
                                                                           (GBP'000)
Audiovisual and computer equipment
    Mid-term.............................      78            78          --          78           78          --
    Short-term...........................     434           338          96         349          283          66
Office Equipment.........................      71            71          --          71           58          13
                                             ----          ----        ----       -----         ----        ----
                                              583           487          96         498          419          79
                                             ====          ====        ====       =====         ====        ====

The net book value includes no amounts in respect of assets held under capital leases.

Freehold land and buildings at a carrying value of GBP450,000, ($720,000) were held for sale at the lower of cost less depreciation and fair value less costs to sell at April 30, 2003, and represented the second and final part outstanding on the agreement for sale reached in January 2003 whereby the property was divided into two separate parts. The sale of the remaining part was concluded in May 2003. The whole of the loss on sale amounting to GBP118,000 ($188,000) was taken to the income statement in the fiscal year ended April 30, 2003.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.    CHANGES IN SHAREHOLDER EQUITY.

In March 2002, the Company contracted for the issue of and received the cash for an aggregate of 4,702,410 Ordinary Shares at a price of GBP0.051 ($0.083) per Ordinary Share representing an aggregate purchase price of approximately GBP244,000 ($390,000).

Also in March 2002, the Company contracted for the issue of an aggregate of 759,700 Ordinary Shares at a market price of GBP0.04 ($0.07) per Ordinary Share pursuant to the stock transaction for the acquisition of the assets of Palm Teach Limited, together with the issue of an aggregate 702,900 Ordinary shares at a market price of GBP0.04 ($0.07) per Ordinary share to four key individuals on their joining the Company.

Also in April 2002, the Company contracted for the issue of and received the cash for 3,276,923 Ordinary shares at a price of GBP0.041 ($0.065) per Ordinary Share representing an aggregate purchase price of approximately GBP133,000 ($213,000).

Also in April 2002, the Company contracted for the issue of 803,046 Ordinary Shares at a price of GBP0.044 ($0.07) per Ordinary Share under a Salary sacrifice arrangement, representing an aggregate purchase price of GBP35,000 ($56,000). At the same time, a further 102,000 Ordinary Shares at a price of GBP0.044 ($0.07) per Ordinary Share were agreed to be issued in settlement of outstanding invoiced charges for work done for the Company.

In May, 2002, the Company issued 454,400 Ordinary Shares at a market price of GBP0.0690 ($0.10) per Ordinary share pursuant to the stock transaction for the acquisition of C2W limited.

In September 2002, the Company issued 7,644,346 Ordinary Shares at a price of GBP0.0458 ($0.065) per Ordinary Share for aggregate proceeds of approximately GBP350,000 ($560,000) pursuant to a Regulation 'S' placement.

In October 2002, the Company issued 2,727,647 Ordinary Shares at a price of GBP0.055 ($0.085) per Ordinary Share for aggregate proceeds of approximately GBP150,000 ($232,000) pursuant to a Regulation `S' private placement.

In December 2002, the Company issued 231,396 Ordinary Shares at a price of GBP0.0484 ($0.075) for an aggregate of GBP11,000 ($17,000) pursuant to an agreement for the payment of sales commissions to a third party.

In April 2003, the Company issued 16,706,000 Ordinary shares at a price of GBP0.064 ($0.10) per Ordinary share for aggregate proceeds of approximately GBP1,071,000 ($1,670,000) pursuant to a Regulation 'S' private placement. At April 30, 2003, $202,000 of the $1,670,000 was outstanding and received subsequently to the year-end.

Also in April 2003, the Company issued 2,250,000 Ordinary shares at a price of GBP0.051 ($0.08) per Ordinary share for aggregate proceeds of approximately GBP115,000 ($180,000) pursuant to a Regulation 'S' private placement. This investment agreement also provided for the issue of 1,594,334 warrants to purchase an equivalent number of Ordinary Shares at a price of GBP0.053 ($0.085) per Ordinary Share, valid for three years. The proceeds of $180,000 were outstanding at April 30, 2003 and were received subsequently to the year-end.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.    CHANGES IN SHAREHOLDER EQUITY - (CONTINUED).

Also in April 2003, the Company issued 4,685,315 Ordinary Shares at a price of GBP0.0625 ($0.10) per Ordinary Share pursuant to an agreement to acquire
3,350,000 shares in Luvit AB from the present holder, Volito AB, for an aggregate price of GBP300,000 ($480,000) approximately.

Also in April 2003, the Company issued 3,500,000 Ordinary Shares pursuant to an agreement to acquire the entire share capital of Activna Objects Limited.

At April 30, 2003 there were 854,240 warrants outstanding for the purchase of an equivalent number of Ordinary shares, issued in August 1993 at the time of the Company's initial float, at a price of $5.65 per Ordinary Share, which were due to expire in August 2003. The Company decided not to extend these warrants for any further period, and consequently these warrants lapsed in August 2003. There were also 1,594,334 warrants outstanding at April 30, 2003 redeemable for the purchase of an equivalent number of Ordinary shares at a purchase price of $0.085 per Ordinary Share, issued in April 2003, which expire in April 2006. All these warrants were exercised in the year to April 30, 2004. Consequently, as at April 30, 2004, there were no warrants outstanding.

In June 2003, the Company issued 500,000 Ordinary shares at a price of GBP0.045 ($0.08) per Ordinary share as a consequence of Waverton Holdings exercising an equivalent number of warrants to purchase Ordinary shares, for an aggregate purchase price of GBP24,000 ($42,000) gross, GBP22,000 ($39,000) net.

In July 2003, the Company issued 1,125,000 Ordinary shares in the acquisition of the entire share capital of Temp Limited, into which had been transferred the business and assets of IQDos Limited, valuing the acquisition at approximately GBP302,000 ($536,000) gross, GBP282,000 ($500,000) net.

In August 2003, the Company issued 4,786,362 Ordinary shares at a price of GBP0.14 ($0.22) per Ordinary share for aggregate proceeds of approximately GBP662,000 ($1,174,000) gross, GBP618,000 ($1,091,000) net, pursuant to a
Regulation `S' private placement.

Also in August 2003, the Company issued 387,597 Ordinary shares at a price of GBP0.24 ($0.387) per Ordinary share for aggregate proceeds of approximately GBP 94,000 ($167,000) gross, GBP88,000 ($156,000) net, pursuant to a Regulation `S'
private placement.

In September 2003, the Company issued 188,838 Ordinary shares at an average price of GBP0.66 ($0.109) per Ordinary share for aggregate proceeds of GBP12,000 ($21,000) gross, GBP11,000 ($20,000) net pursuant to several members of staff exercising share options.

In November 2003 the Company issued 1,094,344 Ordinary shares at a price of GBP0.047 ($0.08) per Ordinary share as a consequence of Waverton Holdings exercising an equivalent number of warrants to purchase Ordinary shares, for an aggregate purchase price of GBP53,000 ($94,000) gross, GBP50,000 ($89,000) net.

Also in November 2003, the Company issued 404,500 Ordinary shares at an average price of GBP0.074 ($0.125) for an aggregate purchase price of GBP30,000 ($51,000) gross, GBP28,000 ($50,000) net, pursuant to the exercise of share options by an Affiliate member of the Board.

In the period February 2004 to April 2004, the Company issued 558,389 Ordinary shares at an average price of GBP0.068 ($0.122) for an aggregate purchase price of GBP38,000 ($68,000) gross, GBP35,000 ($62,000) net, pursuant to the exercise of share options by a number of members of Futuremedia staff, one of whom was an Affiliate.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.   EMPLOYEE PROFIT-SHARING AND OPTION PLANS.

In July 1993, the Company adopted three employee profits share or share option schemes, as follows.

Under the Company's "Approved Executive Share Option Scheme", options to acquire the Company's Ordinary Shares may be granted to all or selected employees. Any full time employee, other than a director, of the Company who is not within two years of his or her due date for retirement and who, within one year preceding the grant, did not hold more than 10% of the share capital of the Company, is eligible to participate. The exercise price of the options must be no less than 85% of the fair market value of the Company's American Depositary Shares ("ADSs") on the date of grant. The value of shares underlying the options granted to any employee may not exceed the greater of 100,000 ($177,000) or four times earnings. An option generally becomes exercisable three years after the date on which it was granted, and may not be exercised more than ten years after the date of grant. In certain circumstances, an option will be exercisable after the death or termination of the employment of the option holder. No UK income tax will be payable, even if the options are granted at a discount to market value, either at the time of the grant or the exercise of the options, although there are certain conditions that must be satisfied concerning the timing of any exercise. UK capital gains tax may be payable at the time of the ultimate disposition of the underlying shares.

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

The "Employee Share Ownership Plan" (the "Approved Net Profit Sharing Scheme") was terminated with effect from September 2000. No payments were due and no monies were set aside at the termination of the scheme.

Determinations as to the granting of options to employee-directors are made by the Remuneration Committee.

Under the Approved Executive Share Option Scheme, 759 options at an exercise price of $4.25, 947 options at an exercise price of $2.55 and 1,500 options at an exercise price of $1.594 lapsed without being exercised on August 19, 2003. At April 30, 2004, 20,500 options were outstanding at an exercise price of $0.90625 and may be exercised until January 16, 2008 and 13,500 options were outstanding at an exercise price of $1.5938 and may be exercised until July 25, 2010.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.   EMPLOYEE PROFIT-SHARING AND OPTION PLANS - (CONTINUED).

A summary of the option outstanding under the Company's "Approved Share Option Scheme" as at April 30, 2004 is as follows:

                                     Number of Shares           Weighted
                                        Under Option         Average Option
                                                             Price Per Share
                                     -----------------       ---------------
Outstanding April 30, 2001........           78,388              $1.5090
Options forfeited.................          (37,865)             $1.4767
                                       -------------
Outstanding April 30, 2002........           40,523              $1.5096
                                        ===========
Options forfeited.................           (4,817)             $3.2053
                                        ------------
Outstanding April 30, 2003........           35,706              $1.2809
                                        ===========
Options forfeited.................           (3,206)             $2.505
                                            -------
Outstanding April 30, 2004........           32,500              $1.160
                                        ===========

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.   EMPLOYEE PROFIT-SHARING AND OPTION PLANS - (CONTINUED).

The following options have been issued under the Company's "Unapproved Executive Share Option Scheme", and were outstanding as at April 30, 2004.

     NO OF     SUBSCRIPTION      DATE                           EXERCISABLE WHEN THE MARKET
     SHARES       PRICE      EXERCISABLE       EXPIRY DATE      PRICE AT LEAST EQUALS
  ---------    ------------  -----------       -----------      ---------------------------
    428,333       $0.64        05/01/04         Nov 2013        No Restriction
      5,000       $0.59        Current          Sep 2010        No Restriction
    165,000       $0.28        10/31/04         Oct 2013        No Restriction
    165,000       $0.28        10/31/05         Oct 2013        No Restriction
    165,000       $0.28        10/31/06         Oct 2013        No Restriction
      5,000       $0.19        Current          Sep 2010        No Restriction
    100,000       $1.00        Current          Sept 2010       No Restriction
     57,250       $0.35        Current          May 2011        No Restriction
     57,250       $0.35        Current          May 2011        No Restriction
     57,250       $0.35        05/01/04         May 2011        No Restriction
     57,250       $0.35        11/01/04         May 2011        No Restriction
    100,000       $0.25        Current          Oct 2006        $1.00
  1,225,851       $0.15        Current          Feb 2012        No Restriction
  1,178,892       $0.10        Current          Feb 2012        No Restriction
     50,000       $0.09        10/16/04         Oct 2012        No Restriction
     50,000       $0.09        10/16/05         Oct 2012        No Restriction
    125,000       $0.09        11/01/04         Nov 2012        No Restriction
    125,000       $0.09        11/01/05         Nov 2012        No Restriction
     60,000       $0.385       07/29/04         Jul 2013        No Restriction
     60,000       $0.385       07/29/05         Jul 2013        No Restriction
     60,000       $0.385       07/29/06         Jul 2013        No Restriction
     75,000       $0.376        Current         Nov 2013        No Restriction
     50,000       $0.332       10/10/04         Oct 2013        No Restriction
     50,000       $0.332       10/10/05         Oct 2013        No Restriction
     50,000       $0.332       10/10/06         Oct 2013        No Restriction
     25,000       $0.338       10/02/04         Oct 2013        No Restriction
     25,000       $0.338       10/02/05         Oct 2013        No Restriction
     25,000       $0.338       10/02/06         Oct 2013        No Restriction
    100,000       $0.338       10/02/04         Oct 2013        See Note (1)
    100,000       $0.338       10/02/05         Oct 2013        See Note (1)
     25,000       $0.286       11/03/04         Nov 2013        No Restriction
     25,000       $0.286       11/03/05         Nov 2013        No Restriction
     25,000       $0.286       11/03/06         Nov 2013        No Restriction
    100,000       $0.286       11/03/04         Nov 2013        See Note (1)
    100,000       $0.286       11/03/05         Nov 2013        See Note (1)
     75,000       $0.638       01/05/04         Jan 2014        No Restriction
     75,000       $0.638       01/05/06         Jan 2014        No Restriction
     75,000       $0.638       01/05/07         Jan 2014        No Restriction
     20,000       $0.63        01/14/05         Jan 2014        No Restriction
     20,000       $0.63        01/14/06         Jan 2014        No Restriction
     20,000       $0.63        01/14/07         Jan 2014        No Restriction
     33,332       $0.63        01/14/05         Jan 2014        See Note (1)
     33,334       $0.63        01/14/06         Jan 2014        See Note (1)
     33,334       $0.63        01/14/07         Jan 2014        See Note (1)
     15,000       $1.207       03/15/05         Mar 2014        No Restriction
     15,000       $1.207       03/15/06         Mar 2014        No Restriction
     15,000       $1.207       03/15/07         Mar 2014        No Restriction
     15,000       $1.622       04/05/05         Apr 2014        No Restriction
     15,000       $1.622       04/05/06         Apr 2014        No Restriction
     15,000       $1.622       04/05/07         Apr 2014        No Restriction
  5,547,076
  =========

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.   EMPLOYEE PROFIT-SHARING AND OPTION PLANS - (CONTINUED).

(1) Exercisable only on achievement of the option holders achieving an agreed level of customer orders within an agreed period. Failure to meet these targets will result in the lapse of the options. The Company accounts for options granted under these plans in accordance with the provisions of APB No. 25. Variable options are required to be marked to market at each period end until they are forfeited, exercised, or expire unexercised. Those options whose vesting is dependent on performance will be accounted for as variable options until the performance criteria is met.

In February, 2002, 1,075,000 existing options to purchase ordinary shares under the Unapproved Executive Share Option Scheme at prices varying from $0.59 to $3.00 per Ordinary share were cancelled and replaced with options to purchase 556,417 Ordinary shares at $0.10 per Ordinary share and 518,083 Ordinary shares at $0.15 per Ordinary share, vesting between July 2002 and March 2003, and are now accounted for as variable options. As a result of the difference between the exercise price of the variable options and the trading price of the Company's stock at the year end, a compensation expense was recorded in the current fiscal year amounting to GBP686,000 ($1,217,000).

A summary of the options outstanding under the Company's "Unapproved Share Option Scheme" as at April 30, 2004 is as follows:

                                               Number of Shares   Weighted Average
                                               Under Option       Option Price Per Share
                                               ----------------   ----------------------
Outstanding at April,30, 2001.......              2,513,334             $0.99
Options granted.....................              4,742,251             $0.165
Options lapsed and cancelled........             (2,796,834)            $0.9056
                                                -----------
Outstanding at April 30, 2002.......              4,458,751             $0.1605
                                                 ==========
Options granted.....................              1,365,000             $0.0883
                                                 ==========
Options lapsed and cancelled........               (427,506)            $0.1267
                                                  =========
Outstanding at April 30, 2003.......              5,396,245             $0.095
                                                  =========
Options granted.....................              2,353,333             $0.469
                                                  =========
Options lapsed, cancelled and exercised ....     (2,202,502)            $0.2276
                                                  =========
Outstanding at April 30, 2004.......              5,547,076             $0.2864
                                                  =========

The weighted average fair value of the 428,333 share options granted at market price in the year ended April 30, 2004 was GBP0.028 ($0.049). No share options were granted at market price in the years to April 30, 2003 and 2002.

The weighted average fair value of the 430,000 options granted at below market price in the year ended April 30, 2004 was GBP0.118 ($0.210), 2003 GBP0.030. There were no options granted at below market price in 2002.

The weighted average fair value of the 1,495,000 options granted above market price in the year ended April 30, 2004 was GBP0.023 ($0.040), 2003 GBP0.023 and 2002 GBP0.04. The determination of the fair value of all stock options granted in 2004, 2003 and 2002 was calculated using the Black Scholes method based on
(i)  risk-free  interest  rates of 2.38%  (2003:  4.00% and 2002:  3.84%),  (ii)
expected option lives of 3 to 5 years (weighted average 3.3 years), (iii) dividend yield of 0% and iv) a volatility of 0.267 (2003: 0.190 and 2002:
0.318).

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.   NEW ACCOUNTING PRONOUNCEMENTS.

There are no accounting pronouncements issued before April 30, 2004, but effective after April 30, 2004, which are expected to have a material impact on our financial reporting.

15.   COMMITMENTS.

The Company has secured the provision of its Internet Service Provider (ISP) service requirements with Siemens UK Ltd. for a period of three years commencing September 2001. The terms of the contract allow termination on three months notice after the completion of the first year. In April 2001, the Company contracted with Consignia Plc (UK) (now Royal Mail) for the provision of a learning management system comprising a hosted service together with learning content for a period of 22 months commencing June 1, 2001.The total value of the contract was approximately GBP1,000,000 ($1,600,000). This contract was renewed for a further twelve months from April 1, 2003. In October 2003, the Company launched its Learning For AllTM product. It is expected that the Company will have to make significant commitment to third party suppliers in the delivery of these products and services. Following the Company's move to Brighton, it has entered into a lease arrangement for office facilities for a period of ten years, with a break clause after three years, up to which time the rental charge is fixed. Initially, this arrangement was for a serviced area of 4,700 square feet, but, subsequent to the year end, in June 2004, due to the rapid expansion of the business, the occupied space was increased to 7,700 square feet, on similar terms and conditions. The annual cost, including service charges, is approximately GBP138,000 ($245,000)

16.   RELATED PARTY TRANSACTIONS.

In July 2000, the Company completed an additional private placement under Regulation S pursuant to which the Rennes Foundation purchased 1,944,444 Ordinary Shares at a price of $1.80 per share for an aggregate purchase price of approximately $4.0 million in cash. See "Major Shareholders".

In March 2002, the Company contracted and received the cash for the issue of an aggregate of 4,702,410 Ordinary Shares at a price of $0.083 per Ordinary Share representing an aggregate purchase price of approximately $390,000. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: the Rennes Foundation (1,204,819 shares); Noesis NV (301,205 shares); Mr. M Johansson (361,446 shares) and Mrs. M. Pillinger, wife of S. Pillinger, a then Director of the Company (100,000 shares).

In April 2002, the Company contracted for the issue of an aggregate of 1,462,600 Ordinary Shares at a price of $0.10 per Ordinary Share pursuant to the stock transaction acquisition of the assets of Palm Teach Limited. The following individuals and entities received the number of Ordinary Shares indicated in connection with this transaction: Mr. Peter Copeland as beneficial shareholder of Palm Teach Limited (759,700 shares); Mr. S. Pillinger (209,450 shares).

Also in April 2002, the Company contracted and received the cash for the issue of 3,276,923 Ordinary shares at a price of $0.065 per Ordinary Share representing an aggregate purchase price of approximately $213,000. At the same time, the following entity contracted for the purchase of the number of Ordinary Shares indicated in connection with this private placement: Silverdash Limited (7,646,154 shares). In September 2002, it became apparent that this GBP350,000 ($512,000) investment, payable in installments by the end of September 2002, would not be fully paid, but that only some GBP90,000 would be provided

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.   RELATED PARTY TRANSACTIONS - (CONTINUED).

by the original source. Alternative investors were sought and found for the remaining GBP260,000 ($380,000) during October 2002.

Also in April 2002, the Company contracted for the issue of 803,046 Ordinary Shares at a price of $0.07 per Ordinary Share under a Salary sacrifice arrangement, representing an aggregate purchase price of $56,000. The following individual purchased the number of Ordinary Shares indicated in connection with this transaction: Mr. Mats Johansson (648,183 shares). At the same time, Mr. Jan Vandamme agreed to accept 102,000 Ordinary Shares at a price of $0.07 per Ordinary Share in settlement of outstanding invoiced charges for work done for the Company.

In October 2002, the Company completed a new investment round from existing investors and affiliates, raising a further GBP150,000 ($230,000), represented by the issuance of a further 2.7 million (approximately) ordinary shares at a price of $0.085 per share, at market rate. The following individuals/entities purchased the number of shares indicated in connection with this transaction:
Rennes Foundation (1,177,647 shares), Mr. Mats Johannson (181,176 shares).

In April, 2003, the Company issued of an aggregate of 16,706,000 Ordinary Shares at a price of $0.10 per Ordinary Share and an aggregate of 2,250,000 Ordinary Shares at a price of $0.08 per Ordinary Share representing an aggregate purchase price of approximately $1,851,000, of which approximately $382,000 was outstanding at April 30, 2003 and received subsequently to the year-end. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: Mr. Jan Vandamme (200,000 shares), Mr. Mats Johansson (150,000 shares) and Mr. David Bailey (150,000 shares) and Volito AB (8,500,000 shares).

Also in April 2003, the Company contracted for the exchange of 3,350,000 shares in Luvit AB for the issue of 4,685,315 Ordinary Shares at a price of $0.10 per Ordinary Share to Volito AB.

In August 2003, the Company contracted and received the cash for the issue of 387,597 Ordinary shares at a market price of $0.387 per Ordinary share for a total aggregate price of $150,000. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: Volito AB (387,597 shares).

During the year ended April 30, 2004, Volito AB sold all its holding of Futuremedia shares.

In November 2003, Mr. C Wit, non-executive board member, exercised a total of 404,500 options to purchase an equivalent number of Futuremedia Ordinary shares at prices of $0.10 and $0.15 per Ordinary share, all of which were sold before April 30, 2004.

During the year ended April 30, 2004, the following directors and spouses received payment for consultancy services provided through independent service companies: Mrs. M. Blake (wife of Mr. Johansson) GBP53,000 ($94,000), Mr. J.Vandamme GBP90,000 ($160,000), Mr. C.Kleman GBP40,000 ($71,000).