Form 20-F
period 2005-04-30
FUTUREMEDIA PLC
filed 2005-08-04
CIK 906476

SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended April 30, 2005.

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from               to

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of period covered by the annual report:
91,769,479 Ordinary Shares of 1 1/9 p each. Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and
(2) has been subject to such filing requirements for the past 90 days:

Yes      X        No
       -----    -----

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17           Item 18      X
          -----              -----

                                TABLE OF CONTENTS

EXPLANATORY NOTE...............................................................3

COMMUNICATIONS WITH HOLDERS OF ADSS............................................4


WARNINGS REGARDING FORWARD-LOOKING STATEMENTS..................................5

PART I.........................................................................6

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...................6

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE.................................6

ITEM 3 KEY INFORMATION.........................................................6

ITEM 4 INFORMATION ON THE COMPANY.............................................15

ITEM 5  OPERATING AND FINANCIAL REVIEW AND PROSPECTS..........................24

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.............................35

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS......................43

ITEM 8 FINANCIAL INFORMATION..................................................47

ITEM 9 THE OFFER AND THE LISTING..............................................48

ITEM 10 ADDITIONAL INFORMATION................................................51

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK............55

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES................55

PART II.......................................................................56

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.......................56

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
  HOLDERS AND USE OF PROCEEDS.................................................56

ITEM 15 CONTROLS AND PROCEDURES...............................................56

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT.....................................56

ITEM 16B CODE OF ETHICS.......................................................56

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES...............................57

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES...........57

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER
  AND AFFILIATED PURCHASERS...................................................57

PART III......................................................................58

ITEM 17 FINANCIAL STATEMENTS..................................................58

ITEM 18 FINANCIAL STATEMENTS..................................................58

ITEM 19 EXHIBITS..............................................................59

SIGNATURES....................................................................62

CERTIFICATIONS..............................................EXHIBITS 12.1 - 13.2

                                EXPLANATORY NOTE
                                ----------------


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

The Company publishes its Consolidated Financial Statements expressed in United Kingdom ("UK") pounds sterling. Such financial statements are prepared in conformity with United States generally accepted accounting principles ("US GAAP"). In this document, references to "US dollars", "US$", "cents" or "$" are to United States ("US") currency and references to "pounds sterling", "sterling", "GBP", "pence" or "p" are to UK currency. Solely for convenience, this Report contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or any other rates. Unless otherwise indicated, the translation of pounds sterling into US dollars have been made at the rate of GBP1.00 = $1.9075, the Noon Buying Rate in New York City for cable transfers in pounds sterling as certified for customs purposes, by the Federal Reserve Bank of New York (the "Noon Buying Rate") on April 30, 2005. On July 25, 2005 the Noon Buying Rate was GBP 1=$1.7565. For information regarding rates of exchange between pounds sterling and US dollars from fiscal 2000 to the present see "Item 3.A. Selected Financial Data - Exchange Rates."

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

                       COMMUNICATIONS WITH HOLDERS OF ADSs
                       -----------------------------------


In advance of the Company's General Meeting held on March 17, 2005, the Company advised holders of ADSs that, to minimize expenses, it had decided not to distribute to holders of ADSs a hard copy of the Company's annual report to shareholders. Instead, the Annual Report was made available on the Company's website (www.futuremedia.co.uk) and, on request, in hard copy from the Company or from the Depositary. The Annual Report was also filed electronically with the United States Securities and Exchange Commission ("SEC") on Form 6-K. The Company believes that this manner of making information available to holders of ADSs is consistent with its obligations under applicable law and the rules of the NASDAQ Stock Market and intends to make future information available in a similar manner.

                  WARNINGS REGARDING FORWARD-LOOKING STATEMENTS
                  ---------------------------------------------


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

      - the anticipated growth rate of the markets for outsourced employee benefit programs (including programs based on the UK Government's Home Computing Initiatives) and Internet-based learning technologies and products in general, and the Company's products and solutions in particular;

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

PART I


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION


A.    SELECTED FINANCIAL DATA

The selected consolidated financial data as of April 30, 2004 and 2005 and for the years ended April 30, 2003, 2004 and 2005 have been derived from the audited consolidated financial statements of the Company included elsewhere in this Report. The selected consolidated financial data as of April 30, 2001, 2002 and 2003 and for the years ended April 30, 2001 and 2002 have been derived from the audited consolidated financial statements of the Company, which are not included in this Report.

The information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Company's audited consolidated financial statements and notes thereto and the discussion thereof included herein.

Income Statement Data                                               Years Ended April 30
                                                      --------------------------------------------------------------
                                                        2005(1)    2005       2004       2003       2002       2001
                                                      -------    -------    -------    -------    -------    -------
                                                                 (in thousands, except per share data)

                                                        $          GBP        GBP        GBP        GBP        GBP
Net sales ........................................    29,854     15,651     18,661      1,342        911        743
Operating loss ...................................    (7,176)    (3,762)      (705)    (1,041)    (2,028)    (3,812)
Net loss .........................................    (7,550)    (3,958)    (1,662)    (1,088)    (2,012)    (3,697)
Net loss per share - basic and diluted                 (8.53)c    (4.47)p    (1.98)p    (2.34)p    (6.60)p   (12.71)p

Balance Sheet Data                                                  As of April 30,
                                      -----------------------------------------------------------------------------
                                        2005(1)          2005         2004         2003       2002         2001
                                        -------          ----         ----         ----       ----         ----

                                                        (in thousands, except number of shares)

                                           $             GBP          GBP          GBP         GBP            GBP
Cash and cash equivalents...........       2,068         1,084        4,651          437          445         2,547
Total assets........................      10,699         5,609       10,545        3,156        2,089         4,713
Total current liabilities...........      13,713         7,189        8,813        1,581        1,522         2,208
Long-term debt and capital lease
obligations.........................           -            -            -             -          -             442
Stockholders' (deficit)/equity......      (3,014)       (1,580)       1,732        1,575          567         2,063
Number of shares outstanding........  91,769,479    91,769,479   87,239,486   78,194,457   29,648,374    29,648,374
Stock to be issued..................                         -            -            -   10,346,979             -

(1) US dollar amounts have been translated solely for convenience at the Noon Buying Rate on April 30, 2005 of GBP1.00 = $1.9075.

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

      (a)   The exchange rate as of July 29, 2005 was GBP1=$1.7565

      (b) The high and low exchange rates for each month during the previous six months expressed in US dollars per pound sterling were as follows:

                                                    HIGH             LOW
                                                   ------          ------
       July, 2005...............................   1.7920          1.7364
       June, 2005...............................   1.7920          1.7364
       May, 2005................................   1.9088          1.8203
       April 2005...............................   1.9156          1.8758
       March 2005...............................   1.9270          1.8680
       February 2005............................   1.9192          1.8549

      (c) For the five most recent fiscal years, the average rates for each period, calculated by using the average of the exchange rates on the last business day of each month during the period, were as follows:

                  Year Ended April 30,                  Average

                  2001...................               1.4676
                  2002...................               1.4339
                  2003...................               1.5684
                  2004...................               1.7193
                  2005...................               1.8537

B     CAPITALIZATION AND INDEBTEDNESS.

Not Applicable

C     REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not Applicable

D     RISK FACTORS.

This Report contains forward-looking statements, which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following Risk Factors and elsewhere in this Report.

      Reliance on Corporate Customers; Lengthy Sales Cycle

A substantial portion of the Company's revenues are derived from sales of its products and services to large corporate customers and public sector organizations that often use the Company's products through the UK's Home Computing Initiative ("HCI") scheme whereby the Company provides products and services directly to customers' employees, in their own homes. Customers demand highly reliable products and services to be provided to their employees, and often implement a lengthy selection process in order to determine the successful supplier. This process can take up to several months before the customer commits to purchase.. Such selection processes are commonly based on the Company providing access to demonstration material based on existing solutions produced for other customers and frequently require significant pre-sales activity. The sales volume of some of the Company's hosted and Learning For AllTM ("LFA") solutions will be significantly dependent on acceptance and adoption of the product by the customer's employees. Some of the Company's customers may also source third party e-Learning content products that compete with the Company's products. These customers could give higher priority to the use of competing products. Some of the Company's customers do not have exclusive or long-term purchase obligations with the Company. The failure of customers to decide to purchase the Company's products after the Company spends significant marketing resources and the possibility that customers may source third party competing products could each have a material adverse impact on the Company's business, financial condition and results of operations.

      Reliance on Significant Customers

For the fiscal year ended April 30, 2005, the Company's two largest customers together represented approximately 82% of gross sales of the Company. The loss of either of these major customers could have a material adverse effect on the Company's business, financial condition and results of operations.

      Seasonal Demand for Products

The demand for the Company's products is generally expected to be stronger in the second half of the fiscal year (which ends on April 30) and weaker in the first half due to seasonal buying patterns in the UK and the rest of Europe, as well as the seasonality created by the timing of the client-internal marketing campaigns for Learning For AllTM products, which tend to peak in the third fiscal quarter, with deliveries scheduled by Christmas. The shifts in demand for the Company's products may make it difficult to plan delivery capacity and business operations efficiently. If demand is significantly below expectations the Company may be unable rapidly to reduce fixed costs, which can diminish gross margins and cause losses. A downturn in demand may also leave the Company with excess inventory, which may be rendered obsolete or overvalued as products evolve during the downturn and demand shifts to new products or prices fall. Conversely, in upturns in demand, the Company may incur expenses to expedite delivery of products, procure scarce components and outsource additional manufacturing processes. These expenses could reduce the Company's gross margins and overall profitability. Any of these results could seriously harm the Company's business, financial condition and results of operations.

      Volatility of Stock Price

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

      - changes in regulations and other factors relating to the UK Government's Home Computing Initiatives;

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

      Listing Maintenance Criteria for Nasdaq System; Disclosure Relating to Low-Priced Stocks

The Company's ADSs, as evidenced by ADRs, which in turn evidence the Company's Ordinary Shares, are currently traded on the Nasdaq SmallCap Market. No assurance can be given that an orderly trading market will be sustained in the future. Also, Nasdaq requires that, in order for a company's securities to continue to be listed on the Nasdaq SmallCap Market, the company must maintain either a minimum stockholders' equity of $2,500,000, $35,000,000 in market capitalization or net income of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. The Company had unaudited stockholders' negative equity of $1,642,000 at June 30, 2005, net loss for the financial year ended April 30, 2005 of $7,550,000 and a market capitalization of $55 million on July 29, 2005. In addition, effective May 29, 2006, the continued listing of the Company's ADSs will be subject to a $1.00 minimum bid price. On July 29, 2005, the last bid price for the Company's ADSs was $0.611. The failure to meet these listing maintenance criteria in the future may result in the delisting of the Company's ADSs from the Nasdaq SmallCap Market. There can be no assurances that the Company will be able to continue to satisfy the applicable standards for continued listing on the Nasdaq Smallcap Market. A failure to maintain such listing could have a material adverse effect on the Company's business and financial condition and on the liquidity and market value of the ADSs.

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

      Dependence on UK Government Home Computing Initiative

Most of the Company's revenues derive from the implementation of the Company's Learning For AllTM programs, which take advantage of the UK Government's Home Computing Initiatives ("HCI"), aimed at raising computer literacy within the UK. Under such schemes, individuals may purchase tax deductible home computing equipment, which not only spreads the cost over three years, but also reduces the individual's income tax liability. The UK Government launched its HCI initiative in 1999, with a re-launch in January 2004 to re-energize the program. Since the re-launch, the market has rapidly grown as the benefits to individuals and their employers become better understood. The government has similarly allowed the tax deductible purchase of bicycles, childcare vouchers and mobile phones, and also clarified the legal relationship of HCI schemes with existing consumer legislation during the late summer of 2004. The ultimate success, however, of these schemes is determined by the takeup of the offering by the employees of the client. These takeup rates have been extremely difficult to predict, and there is no assurance that every scheme will be financially successful for the Company, though every effort is made to evaluate the potential level of participation before each client is engaged. The continued existence and development of HCI is dependent on the strategy and policies of the UK government. There can be no assurance that such initiatives will continue at all or in a manner that will enable to the Company to successfully develop and markets its products and services. Any discontinuation or material change in HCI or in the UK Government's strategy with respect to tax-favored employee benefit programs could have a material adverse effect on the Company's business, financial condition and result of operations.

      Dependence on Market for e-Learning

Revenues derived from the sale of e-Learning solutions are directly or indirectly related to spending and investment plans of large corporate businesses and public sector organizations on net-based learning technologies and associated services. These large businesses and public sector organizations may be subject to significant fluctuations as a consequence of general economic conditions, industry patterns or other factors affecting such spending and investment. Expenditures for products and services such as the Company's are directly affected by these fluctuations. The Company expects that its operations will continue to depend on these factors. Fluctuations, downturns or slowdowns in these large businesses could have a material adverse effect on the Company's business, financial condition and results of operations.

      Competition

The HCI and net-based learning businesses remain rapidly evolving with a growing number of competitors and are subject to rapid technological change. The Company currently competes both with smaller UK based companies as well as larger multinational firms in the development and implementation of net-based learning products and the offering of programs under the HCI. Some of these competitors are more established, better capitalized and have a better market position than the Company.

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

      Early Stage of Market Development

The markets for most of the Company's products, particularly its HCI products, are at a relatively early stage of development and customer acceptance. Broader acceptance of the Company's products will depend on customer and end-user reaction to those products and the price and performance of the Company's and its competitors' products. The Company believes that the development of these markets will, in part, depend on the success of the Company's efforts to inform and demonstrate to its customers the perceived efficacy of the Company's products. According to research undertaken by the UK's Employee Benefits
Association, published in July 2005, into voluntary benefits schemes, approximately 34% of respondents already offer home computing schemes, with a further 35% still planning to add home computers to their existing benefits offering. However, these markets may never develop further and the Company's products may not achieve broader market acceptance, which could have a material adverse effect on the Company's business, financial condition and results of operations

      New Products and Technological Change

The Company's business will be significantly influenced by technological changes and innovations. The market for the Company's products is characterized by rapidly changing technology, evolving industry standards and frequent introductions of new products. The Company has historically derived a significant portion of its revenues from the sale of new and enhanced products. The Company's future success will depend upon its ability to enhance its existing products and to source, develop and introduce, on a timely and cost-effective basis, new competitive products with features that meet changing customer requirements and address technological developments.

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

      Changing Customer Preferences

Primarily impacting the eLearning segment, customer preferences for instructional learning programs, entertainment and other software products are continually changing. There can be no assurance that the Company's products will receive and/or maintain substantial market acceptance. Changes in customer preferences could adversely affect levels of market acceptance of the Company's products and its operating results.

      Absence of Patent Protection

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

      Possible Issuance of Additional Shares

As at July 29, 2005, the Company presently has outstanding options pursuant to which an aggregate of 5,188,899 Ordinary Shares may be issued upon exercise thereof. The issuance of any additional Ordinary Shares, whether upon the exercise of derivative securities, including options and/or warrants, in connection with a financing or otherwise, including additional Ordinary Shares issueable as a consequence of any anti-dilution provisions set forth in the instruments evidencing such derivative securities, would reduce the proportionate ownership and voting power of then-existing Stockholders.

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

ITEM  4. INFORMATION ON THE COMPANY


A.    HISTORY AND DEVELOPMENT OF THE COMPANY.
      ---------------------------------------

The legal and commercial name of the Company is "Futuremedia Public Limited Company" or "Futuremedia PLC".

The Company was incorporated in England and Wales as a private limited company in 1982 and re-registered in 1993 as a public company.

The Company is domiciled in England and Wales. It is incorporated in and under the legislation of England and Wales. The address of the Company's registered office is Nile House, Nile Street, Brighton, East Sussex, BN1 1HW, England and the telephone number of the Company's registered office is 011 44 1273 829700.

Since its inception, the Company has striven to ensure its product offerings meet market requirements. Recognizing the potential impact on the learning market of the developments being made in Intranet and Internet environments, the Company started the development of its first proprietary Learning Management System ("LMS") called SolstraTM in 1997 together with BT Group PLC ("BT"). The first version of the product was launched to the market in February 1998. In March 2000, it launched easycando, which was its first Internet learning portal. Today, the Company offers the following product and services:

Consultancy Services - providing a wide range of technical and practical services to help clients establish their training needs and solutions;

Customer Designed Content Products - specifically designed content to meet a customer's individual e-learning needs;

Learning Management Systems - including multiple elements such as: a license for ActivnaTM, hosting services, set up charges, integration and support services and content, which together enable the delivery of previously identified learning content to individual needs;

Blended Learning Solutions - combining elements of e-Learning, together with physical classroom or workbook based training and

Learning For AllTM Solutions - comprising a combination of hardware, software and services, installed at the homes of participating employees of clients that contract with Futuremedia for the provision of such services and are provided under the UK governments Home Computing Initiative ("HCI") scheme. Participating employees can take advantage of tax incentives provided under HCI schemes, reducing the cost of purchase.

During the year ended April 30, 2005, investments in capital expenditure used GBP321,000 ($612,000) of cash. The Company continues to outsource a portion of its production activity and consequently the equipment now used comprises network hardware, desktop personal computers, laptops and servers required to support the ongoing business. Where appropriate Futuremedia owns its capital equipment, and endeavors to maintain a program of upgrading to ensure the cost-effective provision of desktop and laptop tools to its employees. All equipment acquired for this purpose is industry-standard. For servers to support its Internet portal business, the Company constantly reviews the buy/lease options available and has in the past used both options when appropriate. This equipment is typically located in secure co-location sites.

Following the product announcement in October 2003, and the contracting in November 2003 of its first customer, Royal Mail, the Company has continued the successful roll out of its Learning For AllTM product. Since inception, the Company has engaged approximately 20 clients, completed approximately 30 marketing campaigns to their employees, resulting in approximately 30,000 participants.

During the year ended April 30, 2005, the UK government extended the scope of the salary sacrifice benefit program to include bicycles and childcare vouchers. Already having the infrastructure in place to accommodate this process, Futuremedia has added these extra items to its HCI portfolio.

In  January  2005,  the  UK  government   completed  their  review  of  existing
legislation affecting consumer credit, ending speculation in the market that had caused delays in potential new customers implementing their own HCI schemes.

Recent Developments

In February 2005, the Company acquired Open Training AB, one of the leading e-Learning companies in Sweden, in order to expand its coverage in the e-Learning market and capitalize on synergies between the two companies. The major benefit arising from the acquisition is the access that Futuremedia will gain to Open Training's Learngate software product, which will form the basis of a replacement for the Company's own LMS, Aktivna, which would otherwise have to be enhanced at considerable expense to remain competitive in the marketplace. Open Training's customers include: Ericsson, Manpower, Pfizer, Saab, SAS, Scania and Volvo, making them a high profile e-Learning supplier in Sweden..

Subsequent to the year end, in May 2005, recognizing that the Company had too large an infrastructure relative to the revised revenue expectations announced in February 2005, a series of cost reductions were implemented, including headcount reductions, which will yield benefits in fiscal 2006.

Since January 2005, the Company has added several new members of management and has appointed additional independent directors to the Board of Directors. Leonard M. Fertig, who joined the Board of Directors in August 2004, became CEO in January 2005. Mark Wilsher joined the Company as Chief Financial Officer in March 2005. Also in March 2005, John Schwallie, Michael Pilsworth and Michiel Steel were appointed as members of the Board of Directors. Please see Item 6 of this Report for further information regarding the Company's Board of Directors and senior management.

Subsequent to the year end, in July 2005, Futuremedia announced the launch of its Home Computing 2005 ("HC2005") product to the UK market. Designed to bring additional benefits to corporations and institutions and provide greater flexibility to employees, HC2005 sets the standard for the delivery of products and services under the UK government's Home Computing Initiative (HCI) and the full suite of salary sacrifice programs in the UK.

In addition to providing convenient access to HCI, as well the tax-free bicycle and childcare voucher programs in the UK, HC2005's enhancements include a new online shopping portal, optional broadband access, home visits from personal computer trainers and optional self-installation. HC2005's new online shop will offer additional computer hardware and software products, as well as stationery and other related goods. Participating employees will be given a GBP50 voucher, with the chance to save even more in the Futuremedia virtual shop. Employees will have the flexibility to sign-up for HC2005 24 hours a day, seven days a week. HC2005 will be included in the Learning for All segment of the Company's business for management and review purposes.

In conjunction with the launch of HC2005, Futuremedia also unveiled its new corporate branding around the theme Work Smart Live Smart. The revitalized brand positions Futuremedia as a learning and lifestyle company that enables consumers to improve their lives both at home and at work, and is reflected in a new Futuremedia logo, Web site (www.futuremedia.co.uk) and marketing materials.

Subsequent to the year end, on July 21, 2005, the Company entered into a private placement with M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC), through its designated funds, Monarch Pointe Fund, Ltd, Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP (collectively, "M.A.G."), to provide financing to the Company in the amount of $4 million. The investment was made via a convertible loan that is convertible (subject to certain terms and conditions) into Ordinary Shares of the Company. The conversion rate is based on the volume weighted average price of the Company's ADSs for the five trading days prior to July 13, 2005, the date that the Company entered into a term sheet with M.A.G. for the investment. The loan bears interest at an annual rate equal to the greater of 8.5% or Wall Street Journal Prime Rate plus 3%, but in no event greater than 10%. The Company also issued warrants to the investors covering an aggregate of 6.2 million Ordinary Shares with an exercise price of $0.61 per share. The agreement with M.A.G also provides for an additional $2 million of funding that may be available at Futuremedia's request provided that Futuremedia achieves certain performance benchmarks. Net proceeds to the Company from the M.A.G. investment were approximately $3.8 million. The Company also issued warrants to purchase 411,692 Ordinary Shares to its financial adviser on the investment on substantially the same terms as the warrants issued to the investors.


B.    BUSINESS OVERVIEW.
      ------------------

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

During the year ended April 30, 2005, the UK government extended the scope of the salary sacrifice benefit program to include bicycles and childcare vouchers. Already having the infrastructure in place to accommodate this process, Futuremedia has added these extra items to its HCI portfolio.

The Company's prime targets include the: Manufacturing, Financial and Government Sectors. On a regional basis, this can be broken down into: London, East Midlands, Yorkshire regions plus the southeast due to proximity to its base in Brighton.

It  complements  Futuremedia's  existing  work-focused  solutions by providing a
learning   environment   outside  the  workplace  (i.e.  in  the  home)  and  is
particularly applicable to:

      o Large-scale employers (1,000+) who suffer from a lack of IT skills within the general labor pool;

      o Industries impacted by technological changes requiring a higher level of IT skills throughout the organization; and

      o Employers who need to build a greater engagement with e-Learning in their workforce.

Initially, operations were reorganized into two main business segments: the Learning For AllTM segment and the Futuremedia e-Learning segment, but in February 2005, the whole company was re-organised on a functional basis, eliminating certain duplication of effort. Following this re-organisation, the business is still viewed as comprising a Learning for AllTM segment, focused on HCI and benefit schemes, and an e-Learning segment.

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

New Products and Technological Changes.

The markets for Futuremedia's products and services are highly competitive and subject to rapid change. The Company's success will depend upon its ability to continue to enhance its existing products and services and to source/introduce new competitive products with features that continue to meet customer requirements and differentiate Futuremedia from its competitors. Futuremedia address the challenges of a competitive market to a significant extent by its partnership approach.

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

Futuremedia continues to invest in the enhancement and expansion of its products.

The Company will continue to address key business-to-business markets including corporate and governmental markets. In terms of geographic market scope, Futuremedia's direct sales efforts will continue to focus on the UK, Sweden, through Open Training AB and, gradually, continental Europe. The Company is also committed to broader worldwide penetration through existing customers and positioning in specific niche markets.

Subsequent to the year end, in July 2005, Futuremedia announced the launch of its Home Computing 2005 ("HC2005") product to the UK market. Designed to bring additional benefits to corporations and institutions and provide greater flexibility to employees, HC2005 sets the standard for the delivery of products and services under the UK government's Home Computing Initiative (HCI) and the full suite of salary sacrifice programs in the UK.

In addition to providing convenient access to HCI, as well the tax-free bicycle and childcare voucher programs in the UK, HC2005's enhancements include a new online shopping portal, optional broadband access, home visits from personal computer trainers and optional self-installation. HC2005's new online shop will offer additional computer hardware and software products, as well as stationery and other related goods. Participating employees will be given a (pound)50 voucher, with the chance to save even more in the Futuremedia virtual shop. Employees will have the flexibility to sign-up for HC2005 24 hours a day, seven days a week. HC2005 will be included in the Learning for All segment of the Company's business for management and review purposes.

In conjunction with the launch of HC2005, Futuremedia also unveiled its new corporate branding around the theme Work Smart Live Smart. The revitalized brand positions Futuremedia as a learning and lifestyle company that enables consumers to improve their lives both at home and at work, and is reflected in a new Futuremedia logo, Web site (www.futuremedia.co.uk) and marketing materials.

As of July 29, 2005, the Company employed 19 sales and marketing people out of a total of 89 employees.

License Agreements.

In addition to the Company's own products, the Company markets, as a distributor, a number of products under license from several suppliers and under varying terms of exclusivity and tenure. While management is confident that such licensing arrangements will continue and, if considered in the Company's best interest, will be renewed, there can be no assurance that licenses will be extended on terms satisfactory to Futuremedia, if at all. While it is the management's opinion that the failure to extend licensing arrangements with respect to one or a small number of products would not substantially affect the Company, the failure to renew a significant number of the present licenses could have an adverse effect on its future profitability.

Revenue Streams.

During fiscal 2005, the Company derived approximately 88% of its gross revenues from product sales, approximately 8% from the sale of consultancy and services and approximately 4% of its gross revenues from its interactive production capability. The Learning For AllTM segment derived 90% of the total revenues, and the e-Learning segment the remaining 10%.

Revenues from the Company's operations analyzed by geographic region were as follows:


                                                    Year Ended April 30,
                 ---------------------------------------------------------------------------------
                               2005                           2004                    2003
                 ---------------------------------   ---------------------   ---------------------

                    ($000)    (GBP000)         %      (GBP000)         %      (GBP000)         %

United Kingdom      29,371      15,398        98.4      18,661       100.0       1,340        99.9
Rest of Europe         483         253         1.6        --          --             2         0.1
TOTALS              98,854      15,651       100.0      18,661       100.0       1,342       100.0
                 =========   =========   =========   =========   =========   =========   =========

Certain orders placed by UK companies have been for products that will be used worldwide.

Seasonality.

The demand for the Company's products is generally expected to be stronger in the second half of the fiscal year (which ends on April 30) and weaker in the first half due to seasonal buying patterns in the UK and the rest of Europe, as well as the seasonality created by the timing of client-internal marketing campaigns for Learning For AllTM programs, which tend to peak in the third fiscal quarter, with deliveries scheduled by Christmas.

Marketing and Sales.

Futuremedia markets its products primarily to local authorities and commercial end users in a diverse and growing range of industries mainly through its direct sales force. Futuremedia provides technical assistance and support to purchasers of its products. The technical assistance involves providing answers to questions ranging from specifications and installation to availability of supporting software, as well as a help line and call center for users of Learning For AllTM. In fiscal 2005, the two largest customers accounted for 79% and 3% of revenues, representing an aggregate of 82% of revenues (compared to 93% and 4% for an aggregate of 97% in fiscal 2004 and 59% and 10% for an aggregate of 69% in fiscal 2003).

The Company's sales process for its products and services usually involves a team drawn from sales, marketing, development and senior management to provide planning and product customization and to ensure open communications and support throughout the selling process and after a sale is made. Futuremedia's marketing activities include participation in trade shows, publication of articles in trade journals, participation in industry forums and distribution of sales literature.

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

Competition.

The HCI market targeted by the company with its LFATM benefits product has grown rapidly in the past eighteen months, attracting ever more competition, as the barriers to entry are perceived to be low. A large number of companies are trying to break into the HCI market and these can be grouped into a number of different sectors including: computer hardware manufacturers, computer retailers, flexible benefit providers and HCI resellers.

Futuremedia differentiates itself from the above by being hardware independent, buying direct from the pc manufacturers, using the flexible benefit providers as a channel to market and by offering a fully managed service for employer and employee. It is unlikely that all of the newcomers to this market will survive; however, it is also likely that combinations and strategic alliances will be formed that may threaten the Company's position in the market.

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

Intellectual Property.

The Company's ability to compete successfully will depend to some degree on its ability to protect its proprietary technology, and on the ability of Futuremedia's suppliers to protect the technology of the products distributed by the Company on their behalf. Although the Company believes that its technology is proprietary, it has no patents with respect to its product design or production processes.

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

The "SolstraTM" trade name is a registered trademark owned by BT and licensed to Futuremedia, who, jointly with BT, registered the solstra.com domain name on the World Wide Web. Futuremedia has also registered the futuremedia.co.uk and easycando.com domain names on the World Wide Web. The Learning For All(TM), Aktivna(TM) and Learngate registered trademarks and trade names are owned by Futuremedia.

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

C.    ORGANIZATIONAL STRUCTURE.
      -------------------------

Futuremedia Plc is the principal operating business of the Futuremedia Group, which also had the following wholly owned subsidiaries, none of which traded operationally at July 29, 2005:

            NAME                                     COUNTRY OF INCORPORATION
            ----                                     ------------------------
            Lasermedia UK Ltd                        England
            Lasermedia International Ltd.            England
            Futuremedia Interactive Ltd.             England
            Futuremedia America Inc.                 United States
            Easycando.com Ltd.                       England
            Futuremedia  (BVI) Ltd                   British Virgin Islands
            C2W Ltd.                                 England
            Activna Objects Ltd.                     England
            Temp Ltd                                 England
            Futuremedia Sverige AB                   Sweden
            Open Training AB                         Sweden

D.    PROPERTY, PLANT AND EQUIPMENT.
      ------------------------------

The Company's offices in Brighton, England and Sweden are subject to lease agreements. The Company believes that these premises are adequate for its foreseeable needs.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS


The following discussion, Operating and Financial Review and Prospects, contains forward-looking statements, which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" in Item 3.D. and elsewhere in this Report.

A.    OPERATING RESULTS.
      ------------------

Critical Accounting Policies.

The Company considers certain accounting policies relating to revenue recognition to be critical to its business operations, since the gross margins attributable to the different revenue elements identified in the LFA business segment are markedly different and thus can significantly impact short-term results. In determining these different elements, estimates of fair values are made which determine whether revenues are recognized as delivered or deferred. The Company may choose to adopt a fixed 85%/15% ratio for delivered/deferred revenues in future programs, based on its experiences with those campaigns launched to date. This ratio will be examined periodically, and adjusted if necessary.

Revenue Recognition.

Net sales represent the value of goods and services delivered, excluding value added tax, and for the year ended April 30, 2005 can be categorized by activity into one of five sources.

      Consultancy Service.

Consultancy revenues fall into the Futuremedia e-Learning Services segment. These revenues are invoiced at the completion of each work package, and revenues recognized at that time.

      Custom Designed Content Products.

Custom designed content product revenues are managed within Futuremedia Content Studio and reported in the e-Learning segment. These are products that are specifically designed to meet a customer's individual e-learning needs. Due to the customization and modification required, revenue for these long-term contracts are recognized on a percentage cost to completion basis.

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

      Learning For AllTM

Learning for AllTM solutions are those that comprise a combination of hardware, software and services, installed at the homes of participating employees of clients that contract with Futuremedia for the provision of such services. Revenues are categorized as being either 'delivered' or 'deferred' depending on the nature of each element of the installed package. Typically, all hardware, operating software together with any software programs delivered on local media, either CD-rom or loaded on the hard disc, are treated as 'delivered' revenues, whilst the remaining services, which typically comprise telephone and e-mail support, the provision and hosting of a Learning Management System and various online software programs, are treated as 'deferred' revenues. For revenue recognition purposes, the package price is allocated by element in accordance with fair values of each element. 'Delivered' revenues are recognized on customer acceptance, 'deferred' revenues are recognized over the period of the agreement, typically three years.

During the year ended April 30, 2005, the UK government extended the scope of the salary sacrifice benefit program to include bicycles and childcare vouchers. Already having the infrastructure in place to accommodate this process, Futuremedia has added these extra items to its HCI portfolio. Revenues arising from the sale of bicycles and childcare vouchers recognize only the commissions and service charges that Futuremedia earns on the sale of these items, on acceptance by the participant.

Overview of Operating Results.

For the fiscal years ended April 30, 2005, 2004 and 2003, the Company reported net losses of GBP3,958,000 ($7,550,000), GBP1,662,000 and GBP1,088,000,
respectively,  on revenues of  GBP15,651,000  ($29,854,000),  GBP18,661,000  and
GBP1,342,000, respectively. As a consequence of its operating results, the Company has encountered significant cash constraints on its operations. The Company's Learning For AllTM product, launched in October 2003, continues to make the major contribution to the income statement, generating GBP 14.0 million ($26.7 million) of revenues and GBP1.0 million ($1.91 million) of gross margin contribution in fiscal 2005, compared to GBP17.4 million of revenues and GBP2.2 million of gross margin contribution in fiscal 2004. Operationally, management regards the business as falling into one of two business streams: Futuremedia Learning for AllTM and Futuremedia e-Learning. The summary income statement analyzed into the two segments is as follows for the year ended April 30:

                                2005                              2005                               2004
                             $ millions                       GBP millions                       GBP millions
                  Revenues     Cost of    Margin    Revenues     Cost of    Margin     Revenues     Cost of   Margin
                               Sales                             Sales                              Sales
Learning
For AllTM            26.7        24.8       1.9        14.0       13.0        1.0         17.4       15.2        2.2

e-Learning            3.1         2.7       0.4         1.6        1.4        0.2          1.3        1.3          -
                   ------      ------    ------      ------     ------     ------       ------     ------     ------
Total                29.8        27.5       2.3        15.6       14.4        1.2         18.7       16.5        2.2
Operating
expenses                                    9.5                               5.0                                2.9

Operating loss                             (7.2)                             (3.8)                              (0.7)


Subsequent to the year end, on July 21, 2005, the Company entered into a private placement with M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC), through its designated funds, Monarch Pointe Fund, Ltd, Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP (collectively, "M.A.G."), to provide financing to the Company in the amount of $4 million. The investment was made via a convertible loan that is convertible (subject to certain terms and conditions) into Ordinary Shares of the Company. The conversion rate is based on the volume weighted average price of the Company's ADSs for the five trading days prior to July 13, 2005, the date that the Company entered into a term sheet with M.A.G. for the investment. The loan bears interest at an annual rate equal to the greater of 8.5% or Wall Street Journal Prime Rate plus 3%, but in no event greater than 10%. The Company also issued warrants to the investors covering an aggregate of 6.2 million Ordinary Shares with an exercise price of $0.61 per share. The agreement with M.A.G also provides for an additional $2 million of funding that may be available at Futuremedia's request provided that Futuremedia achieves certain performance benchmarks.

Based on the continuing improvement in levels of order intake and sales since the end of the fiscal year ended April 30, 2005, notably the recent order for the Company's Learning For All(TM) product from various new customers, and the securing of additional funding of up to $4.0 million in Convertible Secured Debentures, management believes that revenues and cash flows will be sufficient to the extent that the Company's requirements for working capital for the remainder of the current fiscal year are required to be met from trading and financing activities. Accordingly, the directors have prepared the accounts for the year ended April 30, 2005 on a going concern basis.

2005 Compared with 2004

Revenues

The Company achieved sales of GBP15,651,000 ($29,854,000) in the year ended April 30, 2005, a decrease of 16.1% when compared to GBP18,661,000 in the previous year. The reduction in revenues occurred primarily during the latter half of fiscal 2005, as a result of the uncertainty introduced into the LFA segment whilst the UK government completed its review of Consumer Credit legislation. Further delays also occurred while clients deferred scheme implementations in anticipation of the inclusion of Child Care vouchers, which were eventually introduced in February 2005. The takeup for the Royal Mail Phase 4 and Compass Phase 1 campaigns were lower than expected, which adversely affected revenues. At April 30, 2005, the Company's forward customer orders amounted to approximately GBP4.6 million ($8.8 million), that will be substantially fulfilled in the following twelve to 36 months, compared with GBP4.3 million at April 30, 2004. The increase in the value of the outstanding order book reflects the nature of the revenue recognition methodology associated with the Learning For All(TM) product, whereby approximately 85% of the revenues are recognized on delivery, with the remaining 15% recognized over the three-year period of the contract. The revenues arising from the traditional e-Learning business showed an increase of GBP320,000 ($610,000) over the prior fiscal year, of which GBP253,000 ($483,000) were generated by the newly-acquired Open Training AB company for the period February 15 2005 to April 30, 2005.

Cost of Sales

The Company's cost of sales for the current fiscal year includes a stock write off of GBP568,000 ($1,083,000) arising from the disposal of excess Learning for All stocks of hardware inventory, which had been purchased in advance a) to ensure security of supply and b)in expectation of higher takeup in primarily the Royal Mail follow-up campaigns. After adjusting for this item, the cost of sales as a percentage of revenues remained unchanged at 88.4%, the same as for 2004, despite the increase in proportion of higher-margin deferred Learning for All revenues earned in 2005. Certain of the cost elements charged to cost of sales include fixed salaries of support, administration and management staff which do not vary with revenue volumes. The downturn in Learning for All delivered revenues for 2005 therefore was not accompanied by a proportional reduction in direct costs, but this was balanced by the reduced costs associated with the delivery of Learning for All deferred revenues. In the traditional e-Learning activity, which now includes the results for Open Training AB since its acquisition, the cost of sales as a percentage of revenues improved to 87% compared to 100% in fiscal 2004. Again, there is a significant element of fixed costs in cost of sales representing permanent production, management and administration staff in this segment.

Gross Profit.

The gross profit for the current fiscal year was again adversely impacted by the GBP568,000 ($1,083,000) stock write off discussed above. After adjusting for this item, the gross profit as a percentage of revenues remained unchanged in 2005 at 12% gross profit, as in fiscal 2004, of which the Learning For AllTM activity was a gross profit of 13% and e-Learning a gross profit of zero%. Under the revenue recognition rules applicable to the Learning For AllTM product line, revenues are recognized as either delivered or deferred. The cost structure of these elements is such that the margin earned on the deferred element is higher than the delivered element. The overall gross margin will therefore be affected by the ratio of delivered to deferred revenues in any year. Of the total revenues recorded in the Learning for All segment in fiscal 2005, 92% were categorized as delivered revenues, and 8% were categorized as deferred revenues, compared with 99% and 1% respectively for fiscal year 2004. This has resulted in an overall gross margin percentage, excluding the stock write off, of 12% for 2005, compared with 12% for fiscal 2004. The gross profit percentage for the e-Learning segment was 13% for the current fiscal year, compared to zero% for fiscal 2004.

Operating Expenses.

Operating expenses increased significantly in 2005 to approximately GBP5.0 million ($9.5 million) or 32% of revenue from approximately GBP3.5 million or 19% of total revenues in 2004. The increase, however, is net of a GBP199,000 ($380,000) gain arising from an exceptional adjustment of UK National Insurance calculated as due on outstanding options, and also a gain of GBP306,000 ($584,000) arising from stock compensation arising from variable option accounting, following the reduction in trading price of the Company's ADR's at April 30, 2005 compared to April 30, 2004. After removing the impact of these two adjustments from both fiscal years, the resultant increase of GBP2.7 million in cost when compared to 2004 reflects the full year effect in 2005 of the investments Futuremedia made towards the end of the previous fiscal year in sales and marketing activities to promote the Learning For AllTM product and to launch each separate sales campaign, together with an increase in the numbers of sales and marketing staff required to grow the two segments in accordance with the strategic plan, amounting to GBP1.2 million ($2.3 million). Additional costs amounting to GBP1.0 million ($1.9 million) were incurred as a result of the necessary strengthening of the Company's management, finance and administration functions. Further increased costs for professional fees, accounting fees and facilities costs accounted for the remaining GBP0.4 million ($0.8 million) increase year on year.

Subsequent to the year end, in May 2005, recognizing that the Company had too large an infrastructure relative to the revised revenue expectations announced in February 2005, a series of cost reductions were implemented, including headcount reductions, which will yield benefits in fiscal 2006.

 Interest Income and Expense.

Net interest income for 2005 was GBP119,000 ($131,000) compared to a net interest income for 2004 of GBP22,000, as a result of the tactical investment of cash surpluses generated by the Learning for All activity in the early part of the year.

Foreign Currency Gains/Losses.

There was a foreign currency loss in fiscal 2005 of GBP10,000 ($19,000) resulting from movements in exchange rates between GBP and USD, compared to a currency losses from similar causes of GBP6,000 in fiscal 2004.

Income/loss from Equity investment

Under equity accounting rules with regard to its investment in Luvit AB, the Company has taken a charge of GBP343,000 ($654,000) in the current fiscal year as a result of impairment testing of the remaining goodwill arising from the investment. During the year ended April 30, 2005, the Company sold all its remaining shares in Luvit AB, generating a gain on sale of GBP54,000 ($103,000)

Stock compensation arising from Variable options accounting

In February, 2002, 1,075,000 existing options to purchase ordinary shares under the Unapproved Executive Share Option Scheme at prices varying from $0.59 to $3.00 per Ordinary share were cancelled and replaced with options to purchase 556,417 Ordinary shares at $0.10 per Ordinary share and 518,083 Ordinary shares at $0.15 per Ordinary share, vesting between July 2002 and March 2003. These are now accounted for as variable options. During the fiscal year ended April 30, 2004, a total of 143,333 options were exercised and traded. As a result of the difference between the exercise price of the variable options and the trading price of the Company's stock at the time of trading and at the year end for the 931,667 variable options that remained, a compensation expense was recorded in the year ended April 30, 2004 amounting to GBP686,000 . In September 2004, a total of 845,000 variable options were excercized and sold. As a result of the difference between the exercise price of the variable options and the trading price of the Company's stock at the time of trading and at the year end for the 86,667 remaining variable options, a compensation gain was recorded in the current fiscal year of GBP306,000 ($584,000).

Income Tax Expense.

There was no income tax charge to the Company in fiscal 2005 and in fiscal 2004. The Company possesses significant tax losses in the UK that are available for offset against future profits without limit of time, provided no substantial change in the nature of trade. At April 30, 2005, potential deferred tax assets amounted to GBP5,434,000 ($10,365,000), of which GBP47,000 ($90,000) was recognized, compared to GBP4,411,000 at April 30, 2004, of which GBPnil was recognized in expectation of the results for the year to April 30, 2005.

2004 Compared with 2003.

Revenues.

The Company achieved sales of GBP18,661,000 in the year ended April 30, 2004, an increase of 1290% when compared to GBP1,342,000 in the previous year. The improvement in revenues occurred during the latter half of fiscal 2004, as a result of the introduction of the new Learning for AllTM product. At April 30, 2004, the Company's forward customer orders amounted to approximately GBP4,327,000, that would be substantially fulfilled in the following twelve to 36 months, compared with GBP873,000 at April 30, 2003. The increase in the value of the outstanding order book reflected the nature of the revenue recognition methodology associated with the Learning For All(TM) product, whereby approximately 85% of the revenues are recognized on delivery, with the remaining 15% recognized over the three-year period of the contract. The revenues arising from the traditional e-Learning business remained at approximately the same levels as the previous year.

Cost of Sales.

The Company's cost of sales as a percentage of revenues increased to 89% from 83% in 2003. The change in percentage for the year to April 30, 2004 arose from two sources. Primarily it reflected the introduction of the Learning For All(TM) product with cost of sales of 88% as a percentage of revenues, together with an increase in cost of sales as a percentage of revenues in the traditional e-Learning activity from 83% in fiscal 2003 to 100% in fiscal 2004, where investment had been made for the future in specific skills to improve the quality of bids for new business and subsequent delivery customer products and services.

Gross Profit.

Gross Profit as a percentage of revenues deteriorated in 2004 to a 11% gross profit from 17% gross profit in 2003, of which the Learning For AllTM activity was a gross profit of 12% and e-Learning a gross profit of zero%. Under the revenue recognition rules applicable to the Learning For AllTM product line, revenues are recognized as either delivered or deferred. The cost structure of these elements is such that the margin earned on the deferred element is higher than the delivered element. The overall gross margin will therefore be affected by the ratio of delivered to deferred revenues in any year. As 2004 was the first year of the Learning For AllTM product lifecycle, the margin was biased towards the lower, delivered element. The deterioration in the traditional e-Learning business reflected the additional investment costs made in that area during the year.

 Operating Expenses.

Operating expenses increased significantly in 2004 to approximately GBP3.5million or 19% of revenue from approximately GBP1.3 million ($2.1 million) or 95% of total revenues in 2003. The increase, however included exceptional adjustments for UK National Insurance calculated as due on outstanding options of GBP242,000, and compensation expense arising from variable option accounting of GBP686,000, arising from the increased trading price of the Company's ADR's at April 30, 2004, . After deducting the above, the resultant operating expenses for 2004 were GBP2,592,000 . The increase of GBP1,323,000 in cost when compared to 2003 reflected the investment Futuremedia made in sales and marketing activities to promote the Learning For AllTM product and to launch each separate sales campaign, together with an increase in the numbers of sales and marketing staff required to grow the two segments in accordance with the strategic plan amounting to GBP405,000 . Additional costs amounting to GBP111,000 were also been incurred as a result of the move to Brighton. Further increases amounting to GBP807,000 were incurred in the area of general and administrative expenses for additional administrative staff, depreciation of intangible assets, external professional consultancy, accounting and legal fees and provisions for unrecoverable debts.

Interest Income and Expense.

Net interest income for 2004 was GBP22,000 compared to a net interest expense for 2003 of GBP47,000, as a result of the discharge of the outstanding Convertible loan on which interest was paid in 2003 and interest income received in 2004 arising from the tactical investment of surplus funds generated from theLearning For AllTM activity, which was strongly cash flow positive.

Foreign Currency Gains/Losses.

There was a foreign currency loss in fiscal 2004 of GBP6,000 resulting from minor movements in exchange rates between GBP and USD, compared to no financial gains or losses from exchange rate movements in fiscal 2003.

Income/loss from Equity investment

Under equity accounting rules with regard to its investment in Luvit AB, the Company took a charge of GBP187,000 in the fiscal year ended April 30 2004 in respect of its share of losses incurred by that company, together with a further charge of GBP100,000 as a result of impairment testing of the remaining goodwill arising from the investment. Due to the date of the investment, April 2003, no inclusion was necessary in the year to April 30, 2003, in respect of profits or losses arising from the investment, nor was any impairment test necessary.

Stock compensation arising from Variable options accounting

In February, 2002, 1,075,000 existing options to purchase ordinary shares under the Unapproved Executive Share Option Scheme at prices varying from $0.59 to $3.00 per Ordinary share were cancelled and replaced with options to purchase 556,417 Ordinary shares at $0.10 per Ordinary share and 518,083 Ordinary shares at $0.15 per Ordinary share, vesting between July 2002 and March 2003. These were accounted for as variable options. As a result of the difference between the exercise price of the variable options and the trading price of the Company's stock at the year end, a compensation expense was recorded in the fiscal year ended April 30, 2004 amounting to GBP686,000 ($1,217,000) compared to GBPNil in the year to April 30, 2003.

Income Tax Expense.

There was no income tax charge to the Company in fiscal 2004 and in fiscal 2003. The Company possessed significant tax losses in the UK that were available for offset against future profits without limit of time, provided no substantial change in the nature of trade. At April 30, 2004, potential deferred tax assets amounted to GBP4,411,000 ($7,825,000), of which GBPnil ($nil) was recognized, compared to GBP4,323,000 at April 30, 2003, of which GBPnil was recognized in expectation of the results for the year to April 30, 2005.

RECENT ACCOUNTING PRONOUNCEMENTS

FIN No. 46,  Consolidation  of Variable  Interest  Entities

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN No. 46"). The guidance expanded upon and clarified existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of variable interest entities, including special-purpose entities or off-balance sheet structures. In December 2003, the FASB issued a revision to FIN No. 46 ("FIN No. 46R") that modified some of the provisions and effective dates of FIN No. 46, and provided exemptions to certain entities from the original guidance.

FIN No. 46R sets forth criteria to be used in determining whether an investment in a variable interest entity should be consolidated, and is based on the general premise that companies that control another entity through interests other than voting interests should consolidate the controlled entity. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. As amended, the consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after December 31, 2003, regardless of when the variable interest entity was established. There was no impact to the Company upon the adoption of FIN No. 46 and FIN No. 46R.

SFAS No. 123 (revised 2004), Share-Based Payment

In December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FASB No. 123"), supersedes APB No. 25, "Accounting for Stock Issued to Employees" and amends FASB Statement No. 95, "Statement of Cash Flows." SFAS No. 123(R) requires that companies recognize all share-based payments to employees, including grants of employee stock options, in the financial statements. The recognized cost will be based on the fair value of the equity or liability instruments issued. Pro forma disclosure of this cost will no longer be an alternative under SFAS No. 123(R). The Statement is effective for public companies at the beginning of the first annual reporting period that begins after June 15, 2005.

As permitted by FASB No. 123, the Company currently accounts for its stock-based compensation plans under APB No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)'s fair value method will have some impact on the Company's results of operations, although it will have no impact on the Company's overall financial position or cash flows. The impact of adopting SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact would have approximated the amounts in its pro forma disclosure as described in the disclosure of pro forma net income and earnings per share in Note 1 of the Notes to Consolidated Financial Statements. Based on SFAS No. 123(R), the Company will transition to the new requirements by using the modified prospective transition method. This transition method requires compensation cost to be recognized for all share-based payments granted after the date of adoption and for all unvested awards existing on the date of adoption.

SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current standards. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company cannot estimate what those amounts will be in the future because they are dependant on, among other things, when employees exercise stock options.

The Company plans to adopt SFAS No. 123(R) as of the first day of the first quarter of Fiscal 2007, or May 1, 2006, as required.


B.    LIQUIDITY AND CAPITAL RESOURCES.
      --------------------------------

Internal and External Sources of Liquidity.

During the year ended April 30, 2005, the Company issued a further 1,385,389 Ordinary Shares in reliance of Regulation S, representing aggregate gross proceeds of GBP489,000 ($933,000), all of which had been received by the year end.

Also during the year ended April 30, 2005, a number of staff exercised options for the purchase of an aggregate of 1,408,758 Ordinary Shares under the Unapproved Executive Share Option Scheme, representing aggregate gross proceeds of GBP141,000 ($269,000), of which all but GBP18,000 ($34,000) was received by the end of the year.

Subsequent to the year end, on July 21, 2005, the Company entered into a private placement with M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC), through its designated funds, Monarch Pointe Fund, Ltd, Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP (collectively, "M.A.G."), to provide financing to the Company in the amount of $4 million. The investment was made via a convertible loan that is convertible (subject to certain terms and conditions) into Ordinary Shares of the Company. The conversion rate is based on the volume weighted average price of the Company's ADSs for the five trading days prior to July 13, 2005, the date that the Company entered into a term sheet with M.A.G. for the investment. The loan bears interest at an annual rate equal to the greater of 8.5% or Wall Street Journal Prime Rate plus 3%, but in no event greater than 10%. The Company also issued warrants to the investors covering an aggregate of 6.2 million Ordinary Shares with an exercise price of $0.61 per share. The agreement with M.A.G also provides for an additional $2 million of funding that may be available at Futuremedia's request provided that Futuremedia achieves certain performance benchmarks. Net proceeds to the Company from the M.A.G. investment were approximately $3.8 million. The Company also issued warrants to purchase 411,692 Ordinary Shares to its financial adviser on the investment on substantially the same terms as the warrants issued to the investors.

At July 25, 2005, the Company's cash resources and available borrowings amounted to approximately GBP2.9 million ($5.5 million). Based on the continuing improvement in levels of order intake and sales since the end of the fiscal year ended April 30, 2005, notably the recent order for the Company's Learning For
All(TM) product from various new customers, and the securing of additional funding of up to $4.0 million from M.A.G., management believes that revenues and cash flows will be sufficient to the extent that the Company's requirements for working capital for the remainder of the current fiscal year are required to be met from trading and financing activities. Accordingly, the accounts for the year ended April 30, 2005 have been prepared on a going concern basis.

Sources and Amounts of Cash Flows

On July 29, 2005, the latest date available at time of filing, the total amount of cash and cash equivalents on hand was approximately GBP2.9 million ($5.5 million) compared with a total of cash and cash equivalents at April 30, 2005 of GBP 1,084,000. This increase primarily represents losses incurred in the three months to July 29, 2005, offset by the receipt of $4.0 million, net $3.8million resulting from the new investment secured in July 2005.

On April 30, 2005, the total amount of cash and cash equivalents on hand was GBP1,084,000 ($2,068,000) as compared to cash and cash equivalents of GBP4,651,000 as at April 30, 2004. The reduction arises primarily from losses incurred in the year, net of some positive cashflows generated by the Learning For AllTM revenue stream, where all fees for delivered hardware, software and services are payable in total on installation of the product in the participants' homes, including those fees in respect of services to be provided over the three years of the service contract.

The Company's ratio of current assets to current liabilities stood at 0.6 at April 30, 2005, compared with 1.1 at April 30, 2004. As at June 30, 2005, this ratio was 0.51.

On April 30, 2004, the total amount of cash and cash equivalents on hand was GBP4,651,000 ($8,250,000) as compared to cash and cash equivalents of GBP437,000 as at April 30, 2003. The substantial improvement resulted primarily from the positive cashflows generated by the Learning For AllTM revenue stream, where all fees for delivered hardware, software and services were payable in total on installation of the product in the participants' homes, including those fees in respect of services to be provided over the three years of the service contract.

The Company's ratio of current assets to current liabilities stood at 1.1 at April 30, 2004, compared with 0.9 at April 30, 2003, the numbers for April 2003 included the entire balance outstanding on the short-term mortgage.

As of April 30, 2005, the Company had no long-term obligations. At April 30, 2005, the Company had no material commitment for capital expenditure. As of July 26, 2005, the Company had no material commitments for capital expenditures.

Commitments.

The Company entered into a contract with IX Europe Limited for the provision of the hosting and support elements of its ISP requirements, and with MIS Limited for the firewall and security elements. Both contracts are renewable on an annual basis. The contract with Royal Mail, for the provision of a learning management system comprising a hosted service was renewed for a period of twelve months from April 1, 2005, at an annual value of GBP300,000 ($572,000). In October 2003, the Company launched its LFA product. It is expected that the Company will continue to make significant commitment to third party suppliers in the delivery of these products and services. Following the Company's move to Brighton, it entered into a lease arrangement for office facilities for a period of nine years, with a break clause after four years, up to which time the rental charge is fixed. Initially, this arrangement was for a serviced area of 4,700 square feet, but, in June 2004, due to the rapid expansion of the business, the occupied space was increased to 7,700 square feet, on similar terms and conditions. The annual cost, including service charges, is approximately GBP164,000 ($313,000). Open Training AB occupies three sites in Sweden, all of which are leasehold premises, with an annual cost of GBP89,000 ($170,000) per annum.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
      ----------------------------------------------------

Company Sponsored Research and Development.

The Company is committed to appropriate ongoing product research and development in an effort to continually upgrade, modify and improve its products to meet changing market and consumer needs. The Company has been a beta test site for hardware products and software developed by a number of companies and has also developed software and hardware itself for internal purposes and for the open market. Research and development work is undertaken by the development team whose focus has been on the AktivnaTM product range and the Learning For AllTM program, supported by other members of production staff as required.

During the fiscal year ended April 30, 2005, a total of GBP261,000 ($498,000) of research and development costs was expensed. During the fiscal years ended April 30, 2004 and 2003, GBP196,000 and GBP131,000, respectively, of research costs were expensed. An average of four staff were employed on research and development activities in the year ended April 30, 2005.

Strategic Relationships.

The Company, when it determines it to be advantageous, enters into agreements with others for joint financing of products. The Company believes that these relationships can help to widen the Company's product range. The Company also intends to develop commercial arrangements with providers of on-line learning courses for the re-sale of their products through its client portals. To date, the Company has contracted with Dell (UK), Fujitsu Siemens (UK), Hewlett Packard
(US), Microsoft Corporation (US), KnowledgePool Ltd. (UK), Intellexis International Ltd. (UK), Xebec McGraw-Hill, (UK), and SkillSoft (US).

D.    TREND INFORMATION.
      ------------------

The fiscal year 2005 demonstrated the advantages of the Company's strategy of establishing and maintaining partnerships with its customers and of continually investing in product development and support. At June 30, 2005, the Company had a forward order book of customer orders of approximately GBP6,542,000 ($12,479,000) of which GBP6,130,000 ($11,693,000) represents Learning For AllTM deferred revenues, compared with GBP4.6 million at April 30, 2005, of which GBP3.2 million represented Learning For AllTM deferred revenues. As a result of the increase in deferred revenue forward orders in the first few months of fiscal 2006, Futuremedia believes that it has gained market share.

Therefore, Futuremedia has entered fiscal 2006 with a great deal of confidence. The Company expects that market-driven growth will come on top of other factors including continued market share gains, and revenues from new products in existing and emerging markets.

The Company's forward order book reflects orders for products or services for which the Company has accepted purchase orders or contracts with assigned delivery dates within 36 months. The level of orders in the Company's forward order book at any particular time is not necessarily indicative of the Company's future operation performance. Delivery schedules may be extended and purchase order or contracts may be canceled at any time for reasons beyond the Company's control.

E.    OFF-BALANCE SHEET ARRANGEMENTS.
      -------------------------------

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.
      ----------------------------------------------

The following is a summary of the Company's contractual obligations, as specified below, as of April 30, 2005:

                                                     Payments due by Period

Contractual Obligations             Total      Less than 1 year    1-3 years       3-5 years       More than 5
GBP000's                                                                                              years
Long-Term Debt Obligations
                                      -               -                -               -                -
Capital (Finance) Lease
Obligations                           -               -                -               -                -

Purchase Obligations                 170             170               -               -                -

Operating lease obligation           762             255              370             137               -

Other Long-Term Liabilities
Reflected on the Company's
Balance Sheet under the GAAP
of the primary financial              -               -                -               -                -
statement

Total                                932             425              370             137               -


As of April 30, 2005, the Company had no material contractual obligations outstanding with respect to capital expenditure.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT.
      --------------------------------

The Company's directors and senior management, and any employees such as scientists or designers upon whose work the Company is dependent as of the date of this Report are as follows:


            Name          Age         Since      Position with the Company
            ----          ---         -----      --------------------------
Board Members:

Leonard M Fertig           58          2004       Director and Chief
                                                   Executive Officer
Michael Pilsworth (1)(2)   54          2005       Director
John Schwallie(1)(2)       42          2005       Director
Michiel Steel (2)          62          2005       Director
Jan Vandamme(1)            46          1998       Director and Chairman of the
                                                   Board of Directors

Senior Management:
Mark Wilsher               43          2005       Chief Finance Officer
Peter Machin               56          2000       Company secretary

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee

Mr. Leonard Fertig joined the board as a non-executive independent director in August 2004. On January 24, 2005, Mr. Fertig was appointed Chief Executive Officer following the resignation of the previous Chief Executive Officer, Mr. Mats Johansson. Mr. Fertig holds Batchelor's and Masters Degrees in Industrial engineering and Operations Research from Columbia University, New York, and holds a Certification as a Registered Investment Advisor and Financial Planner from Adelphi University, New York.

Mr. Michael Pilsworth was appointed to the board on March 17, 2005, as a non-executive independent director. Mr. Pilsworth is Chairman of AIM-listed media company Motive Television PLC. Mr. Pilsworth holds Master's degrees in both Psychology and Screenwriting and has worked in the international television industry for 25 years as both a producer and as an executive. From 1993 to 2002 Mr. Pilsworth was CEO of Chrysalis TV Group, at the time the UK's biggest independent television production company.

Mr. John Schwallie was appointed to the board on March 17, 2005, as a non-executive independent director. Mr. Schwallie is a seasoned operational and financial executive with more than 15 years experience building and restructuring businesses, both private and publicly-traded. Mr. Schwallie holds a Batchelor's degree from Skidmore College, New York, and a Masters Degree in Business Administration from Cornell University, New York, and is a Certified Public Accountant, New York.

Mr. Michiel Steel was appointed to the board on March 17, 2005, as a non-executive independent director. Mr. Steel serves also as an independent director on the Board of the Vincotte Group, a global solution provider in the field of quality, safety, certification and environment. Previously Mr. Steel was a member of the Management Committee of the Belgian Post. Prior to that Mr. Steel was a vice president at Gemini Consulting, one of the world's leading management consulting firms, and held senior management positions at the Union Carbide Corporation and Procter & Gamble.

Mr. Jan Vandamme serves as Chairman of the Board of Directors of Futuremedia Plc. Mr. Vandamme previously served as a Board representative of Profrigo NV. Mr. Vandamme is no longer affiliated with Profrigo NV. Prior to joining the Company, Mr. Vandamme was Founder and Chief Executive Officer of Planet and Partners NV, one of the first European based internet access providers founded in 1993.

Mr. Mark Wilsher joined the company on March 1, 2005, as Chief Financial Officer. Mr. Wilsher previously founded and owned Venture Technologies Limited
(VTL), a venture capital company where he successfully worked with Durlacher Corporation Plc, Autonomy Plc, Eckoh Technologies Plc and JCP Ltd., later sold to Sun Microsystems. Prior to that, he was a director of an investment company in the Netherlands. A UK chartered accountant, Mr. Wilsher served as an auditor with both Grant Thornton and Deloitte & Touche early in his career.

Mr. Peter Machin joined the Company in 1996 as Commercial Director, assuming the role of Chief Financial Officer and Company secretary in 1999. Prior to joining the Company, Mr. Machin has held several senior financial management positions within the IT industry, most recently with International Computers Ltd. Since October 1, 2004, Mr. Machin has served as Company Secretary on a part-time basis.

B.    COMPENSATION.
      -------------

The amount of compensation paid (including benefits in kind) to the Company's Directors and senior management during the year ended April 30, 2005 were as follows:

                               Basic  Performance
                              Salary    related     Sales     Benefits
                            and fees      bonus   commissions  in kind     Total
                              GBP000     GBP000    GBP000      GBP000     GBP000

Leonard M. Fertig (1)         65,000       --         --        3,000     68,000

Mark Wilsher (2)              32,000       --         --         --       32,000

Peter Machin (3)             110,000     26,000       --        7,000    143,000

Jan Vandamme (4)              58,000       --         --         --       58,000

Michael Pilsworth (5)           --         --         --         --         --

John Schwallie (5)              --         --         --         --         --

Michiel Steel (5)               --         --         --         --         --

Mats Johansson (6)           217,000       --      478,000      6,000    701,000

David Bailey (7)             183,000       --         --         --      183,000

Carl Kleman (8)              169,000       --         --         --      169,000


      (1) Mr. Fertig was appointed as CEO in January 2005. Under an employment agreement with the Company, Mr. Fertig's annual base salary is GBP150,000. Mr. Fertig may also be entitled to a bonus at the discretion of the Board of Directors.

      (2) Mr. Wilsher was appointed as CFO in March 2005. Under an employment agreement with the Company, Mr. Wilsher's annual base salary is GBP115,000. Mr. Wilsher may also be entitled to a bonus at the discretion of the Board of Directors.

      (3) Mr. Machin currently serves on a part-time basis and is compensated at a rate of GBP450 per day for his services.

      (4) The services of Mr. Vandamme as Chairman of the Board of Directors are provided to the Company under the terms of the Company's standard independent chairman agreement, pursuant to which Mr. Vandamme is paid a fee of GBP5,000 per month (inclusive of fees for each committee of the Board on which Mr. Vandamme serves). Mr. Vandamme does not receive any other fees or compensation from the Company. Fees paid to Mr Vandamme in the current fiscal year include GBP5,000 in respect of fees unpaid from the prior year, and were paid exclusively for board and board committee services.

      (5) The services of Messrs Pilsworth, Schwallie and Steel, respectively, are provided to the Company under the terms of the Company's standard independent director agreement, pursuant to which each Directors is paid a fee of GBP2,500 per month plus an additional monthly fee of GBP250 for each committee of the Board on which a Director serves. The foregoing Directors do not receive any other fees or compensation from the Company.

      (6) Mr. Johansson resigned as CEO and as a Director in January 2005. Fees paid to Mr Johansson in the current fiscal year include GBP11,000 in respect of fees unpaid for the prior year.

      (7) Mr. Bailey resigned as a Director in March 2005. Fees paid to Mr Bailey in the current fiscal year include GBP12,000 in respect of fees unpaid for the prior year.

      (8) Mr. Kleman resigned as Director in April 2005. Fees paid to Mr Kleman in the current fiscal year include GBP3,000 in respect of fees unpaid for the prior year.

As of July 29, 2005, the Directors and members of senior management held the following options to purchase Ordinary Shares:

                                Number of Ordinary Shares         Exercise Price                Expiry Date
                                      under Option
Leonard M. Fertig                        500,000                     $0.7400                   January 2015

Mark Wilsher                             225,000                     $0.5995                    March 2015

Peter Machin                             175,000                 $0.15 to $1.412           May 2011 to June 2014

Jan Vandamme (1)                         725,000                 $0.10 to $1.412        February 2012 to June 2014

Michael Pilsworth (2)                     6,027                       $0.535                    March 2015

John Schwallie (2)                        6,027                       $0.535                    March 2015

Michiel Steel (2)                         6,027                       $0.535                    March 2015

Mats Johansson                           400,000                  $0.10 to $0.25       October 2006 to February 2102

David Bailey                             815,833                 $0.091 to $0.64             February 28, 2007

Carl Kleman                              87,500                  $0.64 to $1.412        November 2013 to June 2104

--------------------

      (1) Under the terms of the Company's standard independent chairman agreement, Mr. Vandamme is entitled to receive additional options to purchase 75,000 Ordinary Shares on an annual basis.

      (2) Under the terms of the Company's standard independent director agreement, each of Messrs Pilsworth, Schwallie and Steel is entitled to receive additional options to purchase 50,000 Ordinary Shares on an annual basis.

During the year ending April 30, 2005, Directors and members of senior management exercised options to purchase an aggregate of 945,000 Ordinary Shares at exercise prices ranging from $0.10 to $0.64.



C.    BOARD PRACTICES.
      ----------------

      Term of Office.

At the General Meeting of Shareholders held on March 17, 2005 all of the following Directors were elected of a term ending immediately after the Annual General Meeting of 2005, unless their terms are earlier terminated by a vote of the shareholders, removal by all of the members of the Board, resignation or death: Messrs Bailey, Kleman, Vandamme and Fertig.

At a Special Meeting of Directors held immediately after the Company's Annual General Meeting on March 17, 2005, David Bailey resigned as director and Messrs. Pilsworth, Steel and Schwallie were appointed as Directors. Mr. Kleman resigned from the board on April 22, 2005.

      Employment and Service Contracts

The services of Messrs Fertig and Wilsher are retained under a one-year service contract, terminable by either party by the serving of three months notice or payment in lieu of notice. The service contract is subject to English law, and on termination other than by mutual consent the employee may be entitled to additional compensation for loss of employment, including without limitation statutory redundancy pay and other compensation.

The services of Messrs Vandamme, Pilsworth, Steel and Schwallie are retained under independent director service contracts, terminable by the serving of ninety days notice. These contracts will also terminate immediately the individual ceases to remain a Director.

Functioning of the Board of Directors and its Special Committees.

The Board of Directors meets upon invitation of the Chairman of the Board or of the Chief Executive Officer, whenever the Company's interests require it, or when any director requests a meeting. The Board of Directors held fifteen meetings during fiscal 2005.

The Audit Committee operates pursuant to a written Charter that was approved and adopted by the Board of Directors. Under the provisions of the Audit Committee Charter, the Audit Committee is responsible for, among other things: recommending to the Board of Directors the nomination of the independent auditor; reviewing and monitoring the financial reporting process and internal control systems; reviewing the annual financial statements, the scope of the audit and the role and performance of the independent auditor; reviewing the independence of the independent auditors; providing an open avenue for communication between the independent auditor, management and the Board of Directors; reviewing and approving all related party transactions and reviewing its Charter annually. The Audit Committee is authorized to seek outside legal or other advice to the extent it deems necessary or appropriate, provided it shall keep the board advised as to the nature and extent of such outside advice. It is furthermore authorized to confer with Company management and other employees. In accordance with the Sarbanes-Oxley Act and in order to preserve the independence of the auditor, the Audit Committee has implemented a pre-approval procedure for audit and all permitted non-audit services. According to Nasdaq and SEC rules, the Audit Committee must consist of at least three members, all of whom have to be independent directors. The Audit Committee comprises Messrs Schwallie (Chairman), Pilsworth and Vandamme. The Audit Committee held 10 meetings during fiscal 2005.

The Compensation Committee is responsible for, among other things, reviewing, monitoring and approving the remuneration of the executive directors and senior management of the Company and for administering certain aspects of the Company's stock option and equity incentive plans. The Compensation Committee comprises Messrs. Steel (Chairman), Schwallie and Pilsworth. The Compensation Committee held 12 meetings during fiscal 2005.

In accordance with the Nasdaq rules, the Board of Directors has adopted resolutions confirming that all future director nominees will be selected in accordance with the Nasdaq rules such that all director nominees will either be selected, or recommended for the Board's selection, by a majority of the independent directors.

The Company believes that it is currently compliant with all SEC and Nasdaq rules and regulations relating to corporate governance, including without limitation requirements that the Board of Director be comprised of at least a majority of independent directors. In addition, in accordance with the Nasdaq rule, the Company has filed with Nasdaq a "Corporate Governance Certification Form" certifying the Company's compliance with Nasdaq's corporate governance rules governing:

      o     composition of the audit committee;

      o     adoption and annual review of the audit committee charter;

      o adoption of board resolutions addressing the nomination process for new directors;

      o     regular scheduling of executive  sessions of independent  directors;
            and

      o adoption and public availability of a code of conduct for directors, officers and employees (which has been filed with the SEC and is available on the Company's website - www.futuremedia.co.uk).

The Corporate Governance Certification Form is also available on the Company's website (www.futuremedia.co.uk).

D.    EMPLOYEES.
      ----------

At July 29, 2005, the Company employed 89 persons, three of whom were corporate officers. Of the remainder, 57 were engaged in technology delivery and support, 19 in sales and marketing and eight in administrative and financial matters.

As of April 30, 2005, the Company employed 89 persons, three of whom were corporate officers. Of the other employees as of April 30, 2005, 57 were engaged in technology delivery and support, 20 in sales and marketing and nine in administrative and financial matters.

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

In addition, it is Company policy to employ contract staff to provide specialist skills when required and tactically when the workload demands across all areas.. The Company may offer permanent employment to individual contractors when management can reasonably foresee a continuing commercial requirement for the contractor's skills. The average number of temporary employees during the year ending April 30, 2005 was ten.

None of the Company's employees is covered by a collective bargaining agreement. As at July 29, 2005, 71 of the Company's employees are employed in the UK, and 18 in Sweden. The Company believes that its relations with its employees are good.

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

E.    SHARE OWNERSHIP.
      ----------------

Share Ownership

With respect to the share ownership in the Company of the executive officers and Directors of the Company, see the disclosure in Item 7 below regarding "Major Shareholders and Related Party Transactions".

Set out below is a summary of the plans or arrangements that the Company operates for involving employees in the capital of the Company.

Approved Executive Share Option Scheme. Under the Company's Approved Executive Share Option Scheme, options to acquire the Company's Ordinary Shares may be granted to all or selected employees. Any full-time employee, other than a director, of the Company who is not within two years of his or her due date of retirement and who, within one year preceding the grant, did not hold more than 10% of the share capital of the Company, is eligible to participate. The exercise price of the options must be no less than 85%, of the fair market value of the Company's ADSs on the date of grant. The aggregate value of shares underlying the options granted to any employee may not exceed the greater of GBP100,000 ($160,000) or four times earnings.

Unapproved Executive Share Option Scheme. Under the Company's Unapproved Executive Share Option Scheme, options to acquire Ordinary Shares may be granted to selected full-time employees, including directors, based on their performance. Such options may also be granted to non-employee directors. The exercise price of the options granted must be at or above the fair market value of the Company's ADSs on the date of grant.

No further options will be granted pursuant to the Approved Executive Share Option Scheme or the Unapproved Executive Share Options Scheme and such plans have been terminated except for purposes of permitting outstanding options to be exercised in accordance with their terms, as applicable.

2005 Share Option Plan for New Employees. In March 2005, the Company adopted the Futuremedia Plc Unapproved 2005 Scheme for New Employees for purposes of granting options to purchase Ordinary Shares to certain new key employees. Under the 2005 Share Option Plan for New Employees, options may be granted exclusively to persons not previously employees or directors of the Company (or following a bona fide period of non-employment) as an inducement material to entering into employment with the Company. The exercise price of the options granted must be at or above the fair market value of the Company's ADSs on the date of grant. The terms and conditions of this plan are otherwise substantially similar to the terms and conditions of the 2005 Unapproved Share Option Scheme, as described below. An aggregate of 1.2 million Ordinary Shares have been reserved for issuance under this plan.

2005 Unapproved Share Option Scheme ("2005 Unapproved Plan"). Pursuant to the 2005 Unapproved Plan, options may be granted to (a) employees, officers, directors, consultants and advisors of the Company and its Subsidiaries, and (b) any other person who is determined by the Directors (or a committee thereof) to have made (or is expected to make) contributions to the Company of inducement to retain the services of the option holder. The 2005 Unapproved Plan is administered by the Directors (or a committee thereof). Options only become exercisable once any conditions stipulated by the Directors (or a committee thereof) have been satisfied. Options are typically exercisable over a period of up to 10 years. The exercise price of the options granted must be at or above the fair market value of the Company's ADSs on the date of grant.

Enterprise Management Incentive Plan 2005 ("EMI Plan"). The EMI Plan is a form of UK Inland Revenue approved discretionary share option plan pursuant to which options attract income and capital gains tax relief for UK tax purposes. Only UK-based employees are eligible for options under the EMI Plan. The EMI Plan is administered by the Directors (or a committee thereof). Options only become exercisable once any conditions stipulated by the Directors (or a committee thereof) have been satisfied. Options are typically exercisable over a period of up to 10 years. The exercise price of the options granted must be at or above the fair market value of the Company's ADSs on the date of grant.

Share Incentive Plan 2005 ("SIP"). The SIP provides UK-based employees with the opportunity to acquire Ordinary Shares on a tax-favored basis. Under the SIP, participants have the ability to enter into an agreement to use up to
(pound)1,500 per year out of pre-UK tax and pre-UK National Insurance contributions salary to buy Ordinary Shares ("Partnership Shares"). The Company has the discretion to match the Partnership Shares acquired with so called "Matching Shares", at no cost to participants. Whether the Company matches Partnership Shares and if so what the matching ratio (which may not exceed two Matching Shares for each Partnership Share) would be, is announced to the participant when an invitation is made. In addition to Partnership Shares and Matching Shares (or even in isolation), the Company has the discretion to award up to (pound)3,000 of free shares ("Free Shares") to each eligible employee in an income tax year. The award of Free Shares could be dependent on individual, business unit or corporate performance. The SIP is administered by the Directors (or a committee thereof). No awards may be made under the SIP more than 10 years after the date on which the Plan was formally approved by the UK Inland Revenue.

The 2005 Unapproved Plan, the EMI Plan and the SIP were each approved by the Company's shareholders at the Extraordinary General Meeting held on July 28, 2005. The maximum aggregate number of new Ordinary Shares available to be issued under the these plans may not exceed 10 million Ordinary Shares.

The following table summarizes the outstanding options and awards under the plans and arrangements described above.


                                   Number of Ordinary Shares
                                   subject to
                                   Options or Awards                  Exercise Price              Expiry Date
Approved Executive Share Option               32,500               $0.90625 to $1.5938     February 2008 to July 2010
Scheme

Unapproved Executive Share                  4,028,318               $0.0850 to $1.6220      October 2006 to January
Option Scheme                                                                                         2015

2005 Share Option Plan for New               310,000                $0.4735 to $0.5995      March 2015 to April 2015
Employees

2005 Unapproved Share Option Plan            818,081                $0.5350 to $0.7163     January 2015 to March 2015

Enterprise Management Incentive                Nil                          -                          -
Plan 2005

Share Incentive Plan 2005                      Nil                          -                          -
Total                                       5,188,899

 ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.    MAJOR SHAREHOLDERS.
      -------------------

The following table sets forth certain information, as of July 29, 2005, to the extent that it is known to the Company or can be ascertained from public filings, as of the date of this Report with respect to the beneficial ownership of the Company's ADSs by (i) each director, senior manager and key employee, and
(ii) each person known by the Company to own 5% or more of the Company's ADSs. All figures are based on an aggregate of 91,769,479 Ordinary Shares outstanding.


  Name of Beneficial Owner (1)                                   Number of       Number of share      Percentage
                                                              Ordinary Shares        options          Beneficially
                                                                Beneficially      Beneficially            Owned,
                                                                   Owned            owned (2)         including
                                                                                                       options
  Rennes Foundation (3)                                        12,514,989               -               12.9
  M.A.G. Capital, LLC (4)                                       8,233,841                                9.0
  J. Vandamme                   Director & Chairman               890,790               -                0.9
  L Fertig                      Director & CEO                     65,790            500,000             0.6
  M Pilsworth                   Director                            6,027               -                Nil
  M Steel                       Director                            6,027               -                Nil
  J Schwallie                   Director                            6,027               -                Nil
  M Wilsher                     CFO.                                  Nil            225,000             0.2
  P G Machin                    Company Secretary                 288,984              Nil               0.3

  Board and senior management
  as a Group                    Seven persons                   1,263,645            725,000             1.4


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

      (2) Includes options to purchase Ordinary Shares granted pursuant to the Company's share option plans at prices varying from $0.09 to $1.00. See Item 6(B).

      (3) The Company has no further information on the ultimate beneficial owners of Rennes Foundation beyond what Rennes Foundation disclosed in Schedule 13D (Amendment No. 4) filed with the SEC on May 11, 2005 or in other filings with the SEC. No current director or officer of the Company has any voting or investment power in these entities.

      (4) M.A.G. Capital, LLC (formerly, Mercator Advisory Group, LLC) ("MAG") is the general partner of Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP and the manager of Monarch Pointe Fund, Ltd. (together, the "MAG Funds"). David F. Firestone is the managing member of MAG. MAG, the MAG Funds and Mr. Firestone are referred to herein together as the "MAG Entities". The MAG Funds own an aggregate of $4 million of convertible debentures (the "Debentures") issued by the Company which are convertible into Ordinary Shares. Each Debenture is convertible into the number of Ordinary Shares determined by dividing the principal balance of the Debenture by the Conversion Price at the time of the conversion. The Conversion Price is based on the volume weighted average price of the Company's ADSs for the five trading days prior to July 13, 2005, the date that the Company entered into a term sheet with MAG for the investment relating to the Debentures. MAG and the MAG Funds also own warrants to purchase an aggregate of 6,175,104 Ordinary Shares at an exercise price of $0.61 per share, which become exercisable on or about January 22, 2006 but not before. Under applicable SEC rules, because the warrants held by MAG and the MAG Funds are not exercisable within 60 days of the date of the information in this table, the Ordinary Shares underlying such warrants have not been included in the number of Ordinary Shares beneficially owned. The documentation governing the terms of such warrants and the Debentures contains provisions prohibiting any exercise of the warrants or conversion of the Debentures that would result in the MAG Entities owning beneficially more than 9.99% of the outstanding Ordinary Shares as determined under Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended. The MAG Entities have never had beneficial ownership of more than 9.99% of the outstanding Ordinary Shares and, as a result of the foregoing provisions, the MAG Entities disclaim beneficial ownership in excess of 9.99% of the outstanding Ordinary Shares. The number of Ordinary Shares beneficially owned has been determined using a Conversion Price of $0.4858 with respect to the Debentures. Mr. Firestone has voting and investment control over MAG but he does not own any securities of the Company. The right to vote and the right to dispose of the Ordinary Shares beneficially owned by the MAG Funds are, in each case, shared among either of the three funds, as applicable, and both MAG and Mr. Firestone. The Company has no further information on the ultimate beneficial owners of MAG or the MAG Funds beyond what the MAG Entities may have disclosed in any Schedule 13D or other filings with the SEC. No current director or officer of the Company has any voting or investment power in MAG or the MAG Funds.

To the knowledge of the Company the Company's major shareholders do not have voting rights different from other shareholders. As of July 29, 2005, the Company had approximately eleven shareholders of record, one of whom acts as Depositary for the Company's ADR facility and is a US resident. At July 29, 2005, the Depositary had approximately 115 holders of record of ADSs. Based on information received from the Depositary, the Company believes that there are approximately 11,800 beneficial owners of ADSs.

There are no arrangements, known to the Company, which may operate at a subsequent date to cause a change in control of the Company.

In addition to the information disclosed below under "Related Party Transactions", the following significant changes in the percentage ownership held by the aforementioned major shareholders having occurred during the past three years:

                                Percentage ownership at April 30
                                            2005          2004          2003
        Rennes/Jobelin Foundations             12.9          15.4          16.7
        M.A.G. Capital, LLC                     9.0             -             -
        J. Vandamme                             0.8           0.9           1.1
        L Fertig                                0.6             -             -
        M Pilsworth                               -             -             -
        M Steel                                   -             -             -
        J Schwallie                               -             -             -
        M Wilsher                               0.2             -             -
        P G Machin                              0.3           0.3           0.2

B.    RELATED PARTY TRANSACTIONS
      --------------------------

In October 2002, the Company completed a private placement with existing investors and affiliates, raising GBP150,000 ($230,000), represented by the issuance of approximately 2.7 million Ordinary Shares at a price of $0.085 per share. The following individuals/entities purchased the number of shares indicated in connection with this transaction: Rennes Foundation (1,177,647 shares) and Mr. Mats Johannson (181,176 shares), who was serving as the Company's CEO at that time.

In April, 2003, the Company issued an aggregate of 16,706,000 Ordinary Shares at a price of $0.10 per Ordinary Share and an aggregate of 2,250,000 Ordinary Shares at a price of $0.08 per Ordinary Share representing an aggregate purchase price of approximately $1,851,000, of which approximately $382,000 was outstanding at April 30, 2003 and received subsequent to the year-end. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: Mr. Jan Vandamme (200,000 shares), Mr. Mats Johansson (150,000 shares) and Mr. David Bailey (150,000 shares) and Volito AB (8,500,000 shares).

Also in April, 2003, the Company contracted for the exchange of 3,350,000 shares in Luvit AB for the issue of 4,685,315 Ordinary Shares at a price of $0.10 per Ordinary Share to Volito AB.

In August 2003, the Company contracted and received cash for the issue of 387,597 Ordinary shares at a price of $0.387 per Ordinary Share for a total aggregate price of $150,000. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: Volito AB (387,597 shares).

During the year ended April 30, 2004, Volito AB sold all its holding of Futuremedia shares.

In November, 2003, Mr. C Wit, a non-executive Director at the time, exercised options to purchase an aggregate of 404,500 Ordinary Shares at prices ranging from $0.10 to $0.15 per Ordinary Share for a total aggregate price of $50,563 at prices of $0.10 and $0.15 per Ordinary share, all of which were sold before April 30, 2004.

In October 2004, Mr. M Johansson exercised options to purchase an aggregate of 745,000 Ordinary Shares at prices ranging from $0.10 to $0.15 per Ordinary Share, for a total aggregate price of $93,125.

In October 2004, Mr. J Vandamme exercised options to purchase an aggregate of 100,000 Ordinary Shares at prices ranging from $0.10 to $0.15 per Ordinary Share, for a total aggregate price of $12,500.

In November 2004, Mr. C Wit exercised 100,000 options to purchase an equivalent number of Ordinary Shares for a total aggregate purchase price of $64,000.

In February, 2005, the Company contracted and received the cash for the issue of 926,972 Ordinary, Shares at a price of $0.76 per Ordinary share, for an aggregate purchase price of $704,500. The following entities and individuals purchased the number of Ordinary Shares indicated in connection with this private placement: Rennes Foundation (795,394 shares), Mr. J Vandamme (65,789 shares) and Mr. L Fertig (65,789 shares).

Also in February, 2005, Mr. Kleman agreed to accept 69,803 Ordinary shares at the market price of $0.716 per Ordinary share for a total equivalent value of $50,000 in part payment of an outstanding debt owed to him by the Company in respect of work undertaken by Mr. Kleman associated with the acquisition of Open Training AB, which was concluded on February 14, 2005.

In April 2005, Mr. M Johansson, in accordance with the terms of the Settlement Agreement that had been entered into between Mr. Johansson and the Company on his resignation in January, 2005, agreed to accept 388,614 Ordinary Shares in respect of commissions due to him, for a total equivalent value of $155,834.

During the year ended April 30, 2005, the following directors received payment for consultancy services provided through independent service companies: Mr. Fertig GBP14,000 ($27,000), Mr. J.Vandamme GBP58,000 ($111,000), Mr. C.Kleman
GBP28,000 ($53,000). Fees paid to Mr. Vandamme were exclusively for board and board committee services.


C.    INTERESTS OF EXPERTS AND COUNSEL.
      ---------------------------------

Not Applicable

ITEM 8. FINANCIAL INFORMATION.

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.
      --------------------------------------------------------

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

B.    SIGNIFICANT CHANGES.
      --------------------


Not Applicable.

ITEM 9. THE OFFER AND THE LISTING.

A.    OFFER AND LISTING DETAILS.
      --------------------------

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

(1)   The five most recent full financial years:


                                              ADS Price

    Year Ending April 30,               High              Low
                                          $                $

            2001                        3.125            0.160
            2002                        0.380            0.050
            2003                        0.159            0.060
            2004                        2.080            0.100
            2005                        1.630            0.340


                                            Warrants Price

    Year Ending April 30,               High              Low
                                          $                $
            1999                        0.031            0.031
            2000                        0.031            0.031
            2001                        0.031            0.031
            2002                        0.031            0.031
            2003                        0.031            0.031

(2)   Each full financial  quarter for the two most recent full financial  ADSs:
      FMDAY

Year ended April 30                                 High           Low
-------------------                                 ----           ---
2004     First quarter............................  0.520          0.100
         Second quarter...........................  0.460          0.250
         Third quarter............................  1.170          0.250
         Fourth quarter...........................  2.080          0.890
2005     First quarter............................  1.630          0.820
         Second quarter...........................  1.040          0.680
         Third quarter............................  1.170          0.720
         Fourth quarter...........................  0.820          0.340
2006     First quarter............................  0.611          0.360


Warrants       FMDYW                                High           Low
--------       -----                                ----           ---
                                                      $             $
2003     First quarter............................  0.031          0.031
         Second quarter...........................  0.031          0.031
         Third quarter............................  0.031          0.031
         Fourth quarter...........................  0.031          0.031
2004     First quarter............................  0.031          0.031
         Second quarter...........................  0.031          0.031


(3)   Each month for the most recent six months:

                                                  ADS Price
                                                  ---------
                                            High             Low
                                            ----             ---
                                             $                $

              July 2005                     0.611            0.360
              June 2005                     0.480            0.376
              May 2005                      0.400            0.360
             April 2005                     0.460            0.340
             March 2005                     0.600            0.380
            February 2005                   0.820            0.570


The last reported sale price of the Ordinary Shares on July 29, 2005 on the Nasdaq SmallCap Market was $0.60.

B.    PLAN OF DISTRIBUTION.
      ---------------------

Not Applicable

C.    MARKETS.
      --------

The Company's ADSs are listed on the Nasdaq SmallCap Market under the symbol "FMDAY".

D.    SELLING SHAREHOLDERS.
      ---------------------

Not Applicable

E.    DILUTION.
      ---------

Not Applicable

F.    EXPENSES OF THE ISSUE.
      ----------------------

Not Applicable

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL.

Not Applicable

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION.
      ---------------------------------------

Incorporated by reference to the Company's Registration Statement on Form F-I (Registration No. 33-639941) and as amended (previously filed as Exhibit 1.2 to the Company's Annual Report on Form 20-F for the year ended April 30, 2004) and as further amended and as filed as Exhibit 1.1 to this Annual Report on Form 20-F for the year ended April 30, 2005.

C.    MATERIAL CONTRACTS.
      -------------------

The Company entered into a contract with IX Europe Limited for the provision of the hosting and support elements of its ISP requirements, and with MIS Limited for the firewall and security elements. Both contracts are renewable on an annual basis. The contract with Royal Mail, for the provision of a learning management system comprising a hosted service was renewed for a period of twelve months from April 1, 2005, at an annual value of GBP300,000 ($572,000). In October 2003, the Company launched its LFA product. It is expected that the Company will continue to make significant commitment to third party suppliers in the delivery of these products and services. Following the Company's move to Brighton, it entered into a lease arrangement for office facilities for a period of nine years, with a break clause after four years, up to which time the rental charge is fixed. Initially, this arrangement was for a serviced area of 4,700 square feet, but, in June 2004, due to the rapid expansion of the business, the occupied space was increased to 7,700 square feet, on similar terms and conditions. The annual cost, including service charges, is approximately GBP164,000 ($313,000). Open Training AB occupies three sites in Sweden, all of which are leasehold premises, with an annual cost of GBP89,000 ($170,000) per annum.

Following its move to Brighton, the Company has entered into a lease arrangement for office facilities for a period of ten years, with a break clause after three years, up to which time the rental charge is fixed. Initially, this arrangement was for a serviced area of 4,700 square feet, but, subsequent to the year end, in June 2004, due to the rapid expansion of the business, the occupied space was increased to 7,700 square feet, on similar terms and conditions. The annual cost of the expanded area, including service charges, is approximately GBP138,000 ($245,000). Open Training AB's premises in Sweden are provided under leasing arrangements that terminate in 2010, at a cost of (pound)89,000 ($170,000) per annum.

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

In June, 2004, a second phase was launched within Royal Mail that resulted in further revenues aggregating approximately GBP6.20 million ($11.8 million) over the period from July 2004 to June 2007.

In October, 2004, a third phase was launched within Royal Mail that resulted in further revenues aggregating approximately GBP5.3 million ($10.1million) over the period from November 2004 to November 2007.

In March, 2005, a fourth phase was launched within Royal Mail that is expected to result in further revenues aggregating approximately GBP2.2 million ($4.2 million) over the period from April 2005 to April 2008.

Subsequent to the year end, in May 2005, the Company contracted with Network Rail Infrastructure Limited for the provision of Learning for AllTM products and services. It is expected that this contract will result in revenues in the order of GBP 1.5 million over the two planned phases, which will be recognized over the next three to four years.


D.    EXCHANGE CONTROLS.
      ------------------

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

Not Applicable

H.    DOCUMENTS ON DISPLAY.
      ---------------------

Copies of this Annual Report on Form 20-F, including the exhibits hereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, NW, Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon payment of certain fees prescribed by the Commission.

I.    SUBSIDIARY INFORMATION.
      -----------------------

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

None.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II
-------

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)   Disclosure Controls and Procedures.

An evaluation was carried out, under the supervision and with the participation of the Company's management including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures (as defined in SEC Rules 13a-15 (e) and 15d-15(e)). Based on their evaluation of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.

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

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. John Schwallie, who was appointed to the Board on March 17, 2005, meets the requirements of an "audit committee financial expert" as such term is defined under currently applicable rules of the SEC.

ITEM 16B.  CODE OF ETHICS

The Company has adopted a code of ethics which is applicable to the Company's principal executive officer, principal financial officer, or persons performing similar functions. A copy of the Company's code of ethics was filed as Exhibit
11.1 to the Company's Annual Report on Form 20-F for the year ended April 30, 2004 and is posted on the Company's website at www.futuremedia.co.uk.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the total remuneration that was paid by the Company and its subsidiaries to the Company's Independent Registered Public Accounting Firm, BDO Stoy Hayward LLP, in each of the Company's previous two fiscal years:


                                   2005           2005           2004
                                  $000's        GBP000's       GBP000's
           Audit Fees                  309             162            77
           Audit-Related Fees           11               6             7
           Tax Fees                     55              29             4
           All Other Fees                2               1             -
                                     -----           -----         -----
           Total                       377             198            88

The Audit Fees for the fiscal years ended April 30, 2005 and 2004 were for professional services rendered for the annual audits of the Company's
consolidated   financial  statements,   statutory  audits  required  by  foreign
jurisdictions, issuance of consents and review of documents filed with the Securities and Exchange Commission.

The Audit Related Fees for the fiscal years ended April 30, 2005 and 2004 were for specific accounting and consultation issues.

Tax Fees for the years ended April 30, 2005 and 2004 were for services performed in connection with income tax compliance, consulting and tax research services and assistance with tax computations.

The Company's Audit Committee pre-approves all of the services to be performed by its Independent Registered Public Accounting Firm. In each case where approval was sought for the provision of audit and permissible non-audit services, the Audit Committee considered whether the independent auditors' provision of such services to the Company was compatible with maintaining the auditors' independence, and determined that it was compatible. No services were approved by our Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM  16E.   PURCHASES  OF  EQUITY  SECURITIES  BY  THE  ISSUER  AND  AFFILIATED
      PURCHASERS

Not applicable.

PART III
--------

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following audited consolidated financial statements, together with the Independent Registered Public Accounting Firm's reports, are filed as part of this Annual Report on Form 20-F.

Financial Statements                                                     Page
                                                                         ----
Report of Independent Registered Public Accounting Firm.................. F1

Audited Financial Statements

     Consolidated Balance Sheets at April 30, 2005 and 2004.............. F2

     Consolidated  Statements  of Income for the fiscal
        years ended April 30,  2005,  2004 and 2003...................... F4

     Consolidated  Statements  of Changes  in  Stockholders'
        Equity for the fiscal  years ended April 30, 2005,
        2004 and 2003.................................................... F5

     Consolidated  Statements  of Cash Flows for the fiscal
        years ended  April 30,  2005, 2004 and 2003...................... F6

     Notes to Consolidated Financial Statements.......................... F7



All other Schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

ITEM 19.  EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F.



Exhibit Number                                   Exhibit Description

      1.1 Amended and Restated Articles of Association of Futuremedia PLC (the "Registrant") (filed herewith).

      2.1 Description of the Registrant's Ordinary shares (included in the Amended and Restated Articles of Association of the Registrant, filed as Exhibit 1.1 herewith.)

      2.2 Form of Warrant Agreement, as amended (including form of Warrant Certificate), (previously filed as Exhibit 4.3 to the Registrant's Amendment No. 2 to the Registration Statement on Form F-1, filed on August 17, 1993, File No. 33-63994 (the "Amendment No. 2 to the F-1 Registration Statement"), and incorporated herein by reference).

      2.3 Form of Deposit Agreement, as amended (including specimen of American Depositary Receipt), (previously filed as Exhibit 4.5 to Registrant's Amendment No. 1 to Registration Statement on Form F-1, filed on July 20, 1993, File No. 33-63774 (the "Amendment No. 1 to the F-1 Registration Statement"), and incorporated herein by reference).

      2.4   Form of Registration  Rights Agreement  (previously filed as Exhibit
            10.17 to the Registrant's Registration Statement on Form F-1, filed on June 3, 1993, File No. 33-63994 (the "F-1 Registration Statement"), and incorporated herein by reference).

      2.5 Securities Purchase Agreement (the "M.A.G. Securities Purchase Agreement") dated July 21, 2005 by and among the Registrant, Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP, Monarch Pointe Fund, LTD (collectively, the "Funds") and M.A.G. Capital, LLC ("M.A.G.") (filed herewith).

      2.6 Registration Rights Agreement dated July 21, 2005 by and among the Registrant, the Funds and M.A.G in connection with the M.A.G. Securities Purchase Agreement (filed herewith).

      2.7 Form of Convertible Debenture due October 31, 2006 issued in connection with the M.A.G. Securities Purchase Agreement (filed herewith).

      2.8 Form of Warrant issued in connection with the M.A.G. Securities Purchase Agreement (filed herewith).

      4.1 Approved Executive Share Option Scheme, as amended (previously filed as Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 filed April 13, 2000, File No. 33 - 11828 (the "S-8 Registration Statement"), and incorporated herein by reference).

      4.2 Unapproved Executive Share Option Scheme, as amended (previously filed as Exhibit 99.2 to the S-8 Registration Statement), and incorporated herein by reference).

      4.3   Approved  Net Profit  Sharing  Scheme  (previously  filed as Exhibit
            10.20 to the Amendment No. 1 to the F-1 Registration Statement, and incorporated herein by reference).

      4.4 Incentive Profit Sharing Scheme (previously filed as Exhibit 10.6 to the 2000 20-F, and incorporated herein by reference).

      4.5 Registrant's 2005 Unapproved Share Option Scheme for New Employees (filed herewith).

      4.6   Registrant's 2005 Unapproved Share Option Plan (filed herewith).

      4.7   Registrant's 2005 Share Incentive Plan (filed herewith).

      4.8   Registrant's  2005  Enterprise   Management  Incentive  Plan  (filed
            herewith).

      4.9 Form of Subscription Agreement dated February 15, 2005 between the Registrant and Rennes Foundation (filed herewith).

      4.10 Form of Subscription Agreement dated February 15, 2005 between Registrant and Leonard M. Fertig (filed herewith).

      4.11 Form of Subscription Agreement dated February 15, 2005 between Registrant and Jan Vandamme (filed herewith).

      4.12 Subscription Agreement executed April 23, 2003 between the Registrant and Volito AB (previously filed as Exhibit 4.5 to the Registrant's Annual Report on Form 20-F for the year ended April 30, 2004, filed on September 30, 2004, File No. 000-21978 (the "2004
            20-F"), and incorporated herein by reference).

      4.13 Subscription Agreement executed April 23, 2003 between Luvit AB and Registrant (previously filed as Exhibit 4.6 to the Registrant's 2004 20-F, and incorporated herein by reference).

      4.14  Subscription   Agreement   executed   April  14,  2003  between  the
            Registrant and Rennes Foundation (previously filed as Exhibit 4.7 to the Registrant's 2004 20-F, and incorporated herein by reference).

      4.15 Agreement dated November 5, 2003 between Registrant and Royal Mail Group Plc relating to the Learning For All(TM) services (previously filed as Exhibit 4.10 to the Registrant's 2004 20-F, and incorporated herein by reference ).

      4.16 Agreement dated July 25, 2003 between the Registrant and IQDOS Limited relating to the sale of the whole of the issued capital of Temp Limited (previously filed as Exhibit 4.11 to the Registrant's 2004 20-F, and incorporated herein by reference).

      4.17 Agreement dated April 22, 2003 between the Registrant and Volito AB relating to the Registrant's investment in Luvit AB and Volito AB's investment in the Registrant (previously filed as Exhibit 4.12 to the Registrant's 2004 20-F, and incorporated herein by reference ).

      4.18  Agreement  dated April 17, 2003 between the Registrant and Volodymyr
            V. Donchenko and Michael Uyttebroeck relating to the sale of the whole of the issued share capital of Aktivna Objects Limited (previously filed as Exhibit 4.13 to the Registrant's 2004 20-F, and incorporated herein by reference ).

      4.19 Agreement dated January 10, 2003 between the Registrant and Wavedean Limited relating to Media House, Arundel Road, Walberton West Sussex (previously filed as Exhibit 4.14 to the Registrant's 2004 20-F, and incorporated herein by reference ).

      4.20 Agreement dated November 5, 2004 between Registrant and Open Training relating to Registrant's acquisition of one hundred percent (100%) of the outstanding shares in Open Training (filed herewith).

      4.21 Agreement dated April 21, 2005 between Registrant and Royal Mail Group, relating to Registrant making bicycles available to all Royal Mail employees under the UK government's expanded Green Travel Plan program (filed herewith).

      4.22 Form of Service Agreement dated February 14, 2005 between Registrant and Leonard M. Fertig (filed herewith)

      4.23 Form of Service Agreement dated February 28, 2005 between Registrant and Mark Wilshire (filed herewith).

      4.24 Form of Non-Executive Director Service Agreement dated February 22, 2005 (filed herewith).

      4.25 Form of Non-Executive Director and Chairman Service Agreement dated February 22, 2005 (filed herewith).

      8.1   List of Subsidiaries of the Registrant  (previously filed as Exhibit
            8.1 to the Company's Annual Report on Form 20-F for the year ended April 30, 2001, filed November 15, 2001, File No. 000-21978 (the 2001 20-F") and incorporated herein by reference).

      11.1 Code of Business Conduct, adopted by the Registrant's Board of Directors on April 22, 2004 (previously filed as Exhibit 11.1 to the Registrant's 2004 20-F, and incorporated herein by reference).

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

      12.2  Chief  Accounting  Officer   Certification  (SEC  Rule  13a-14(a)  /
            15d-14(a)) (filed herewith).

      13.1 Chief Executive Officer Certification (18 U.S.C. 1350) (filed herewith).

      13.2 Chief Accounting Officer Certification (18 U.S.C. 1350) (filed herewith).

      15.1 Consent of BDO Stoy Hayward LLP, Independent Registered Accounting Firm (filed herewith).

      15.2 Registrant's Audit Committee Charter, dated as of June 22, 2005 (filed herewith).

      15.3 Registrant's Compensation Committee Charter, dated as of May 19, 2005 (filed herewith).

      15.4 Policy Statement On Securities Trades by Company Officers, Directors and Certain Other Significant Employees adopted by the Registrant's Board of Directors on July 2, 2003 (previously filed as Exhibit 15.2 to the Registrant's 2004 20-F, and incorporated herein by reference).


      15.5 Policy Statement on Securities trades by Company Personnel, adopted by the Registrant's Board of Directors on July 2, 2003 (previously filed as Exhibit 15.3 to the Registrant's 2004 20-F, and incorporated herein by reference).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                       FUTUREMEDIA PLC
                       (Registrant)

                       By:  /s/ Leonard M Fertig
                          ---------------------------------------------------
                       Name:  Leonard M Fertig
                       Title: Chief Executive Officer and Authorized Signatory


Date:    August 4, 2005

FUTUREMEDIA PLC AND SUBSIDIARIES
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Futuremedia PLC

We have audited the accompanying consolidated balance sheets of Futuremedia PLC as of April 30, 2005 and 2004 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years ended April 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Futuremedia PLC as of April 30, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2005, in conformity with accounting principles generally accepted in the United States of America.



/s/ BDO Stoy Hayward LLP
--------------------------
BDO Stoy Hayward LLP
London, England


July 22, 2005


                                       F1

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                                                     April 30,
                                                              ---------------------------------------------------
                                                                    2005               2005               2004
                                                                    ----               ----               ----
                                                                   ($'000)           (GBP'000)          (GBP'000)
ASSETS
Current assets
   Cash and cash equivalents                                           2,068             1,084             4,651
   Accounts receivable, less allowance of GBPNil ($Nil) in
   2005 and GBP74,000 in 2004 for doubtful accounts                    2,131             1,117             1,889
   Amounts recoverable on contracts                                      210               110                42
   Accrued income                                                      1,272               667               833
   Amounts recoverable from vendors                                     --                --                 804
   Other current assets                                                  126                66                96
   Receivable from stock subscription                                   --                --                  24
   Inventories - finished goods                                        1,167               612               634
   Prepaid expenses                                                    1,350               708               378
                                                             ---------------   ---------------   ---------------
   Total current assets                                                8,324             4,364             9,351


Property and equipment
    Audio visual and computer equipment                                1,543               809               512
    Office equipment                                                     135                71                71
     Property improvements                                               183                96              --
     Lease premium                                                       141                74              --
                                                             ---------------   ---------------   ---------------

                                                                       2,002             1,050               583
Less accumulated depreciation                                          1,364               715               487
                                                             ---------------   ---------------   ---------------
                                                                         638               335                96

Other assets
Goodwill                                                                 159                83                83

Intangible assets                                                      1,578               827               376

Goodwill on Investment in Luvit AB                                      --                --                 639
                                                             ---------------   ---------------   ---------------
TOTAL ASSETS                                                          10,699             5,609            10,545
                                                             ===============   ===============   ===============

See accompanying notes to the consolidated financial statements.


                                       F2

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


                                                                                        April 30,
                                                                    --------------------------------------------------
                                                                         2005              2005             2004
                                                                         ----              ----             ----
                                                                        ($'000)         (GBP'000)        (GBP'000)
LIABILITIES AND STOCKHOLDERS' (DEFICIT)/EQUITY
Current liabilities
    Fees received in advance.....................................          6,800            3,565             2,990
    Accounts payable.............................................          4,032            2,114             1,916
    Other taxes and social security costs........................            654              343             1,517
    Other accounts payable.......................................            290              152               135
    Accrual for National Insurance costs on stock options..                   65               34               234
    Accrual for sales commissions due........................                151               79               888
    Other accrued expenses.......................................          1,721              902             1,133
                                                                 ---------------    -------------      ------------
        Total current liabilities................................         13,713            7,189             8,813


Stockholders' equity
         Ordinary shares of 1 1/9p each
         Authorized - 250,000,000
         Issued and outstanding- 91,769,479 at April 30, 2005,
         87,239,486 at April 30, 2004............................          1,944            1,019               969
         Preference shares of 2p each
         Authorized - 2,000,000
         None issued.............................................              -                -                 -
         Additional paid-in capital..............................         36,733           19,257            18,642
         Receivable from stock subscription                                  (35)             (18)                -
         Accumulated deficit.....................................        (41,452)         (21,731)          (17,773)

Other comprehensive loss- cumulative translation
adjustment.........................................................         (204)            (107)             (106)
                                                                 ---------------    -------------      ------------
Total stockholders' (deficit)/equity.............................         (3,014)          (1,580)            1,732

                                                                 ---------------    -------------      ------------
TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT)/EQUITY.............         10,699            5,609            10,545
                                                                 ===============    =============      ============


See accompanying notes to the consolidated financial statements.


                                       F3

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS


                                                               Year ended April 30,

                                                    2005           2005           2004           2003
                                                -----------    -----------    -----------    -----------


                                                  ($,000's)     (GBP000's)     (GBP000's)     (GBP000's)
Net sales
    Products                                        26,144         13,706         17,504            622
    Services                                         3,710          1,945          1,157            720
                                               -----------    -----------    -----------    -----------
Total Net sales                                     29,854         15,651         18,661          1,342

Cost of sales
    Products                                        22,632         11,865         15,010            379
    Services                                         4,855          2,545          1,522            735
                                               -----------    -----------    -----------    -----------
Total Cost of sales                                 27,487         14,410         16,532          1,114


Gross profit                                         2,367          1,241          2,129            228

Operating expenses
     Sales and marketing                             3,229          1,693            496             91
     General and administrative                      5,711          2,994          2,869          1,134
     Facilities expenses                               603            316            155             44

                                               -----------    -----------    -----------    -----------
Total operating expenses                             9,543          5,003          3,520          1,269

Operating loss                                      (7,176)        (3,762)        (1,391)        (1,041)

Interest income                                        227            119             24              1
Interest expense                                      --             --               (2)           (48)
Foreign currency (losses)/gains                        (19)           (10)            (6)          --


Share of loss from equity investment
including goodwill impairment of GBP343,000
($654,000) in 2004, GBP100,000                        (685)          (359)          (287)          --

Profit on disposal of equity investment                103             54           --             --

                                               -----------    -----------    -----------    -----------
Net loss                                            (7,550)        (3,958)        (1,662)        (1,088)
                                               ===========    ===========    ===========    ===========

Loss per share basic and diluted                   (8.53)c        (4.47)p        (1.98)p        (2.34)p

Weighted average shares outstanding             88,559,952     88,559,952     83,811,982     46,414,194

See accompanying notes to the consolidated financial statements


                                       F4

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT)/EQUITY


                       Number of      Share      Additional                  Receivable                  Cumulative      Total
                       Ordinary      Capital      Paid-in      Shares to        From       Accumulated   Translation   Stockholders'
                         Shares      Amount       Capital      be Issued     subscription    Deficit      Adjustment     Equity
                       -------------------------------------------------------------------------------------------------------------
                        (GBP'000)    (GBP'000)    (GBP'000)     (GBP'000)   (GBP'000)      (GBP'000)     (GBP'000)      (GBP'000)
                       ----------   ----------   ----------    ----------    ----------    ----------    ----------    ----------
At April 30, 2002      39,995,353          329       14,822           506          --         (15,023)          (67)          567
                                                                                                                       ----------
Exchange translation
adjustments
                             --           --           --            --            --            --             (37)          (37)
Net loss                     --           --           --            --            --          (1,088)         --          (1,088)
                                                                                                                       ----------
Comprehensive loss
                             --           --           --            --            --            --            --          (1,125)
                                                                                                                       ----------
Issuance of shares
(net of issuance
costs of GBP120,000)
                       38,199,104          540        2,099          (506)         --            --            --           2,133
                       ----------   ----------   ----------    ----------    ----------    ----------    ----------    ----------
At April 30, 2003      78,194,457          869       16,921          --            --         (16,111)         (104)        1,575
                                                                                                                       ----------
Exchange translation
adjustments                  --           --           --            --            --            --              (2)           (2)

Net loss                     --           --           --            --            --          (1,662)                     (1,662)
                                                                                                                       ----------
Comprehensive loss
                             --           --           --            --            --            --            --          (1,664)
                                                                                                                       ----------
Adjustment for
Variable options             --           --            686          --            --            --            --             686
Issuance of shares
re exercise of
warrants (net of
issuance costs of
GBP5,000)               1,594,344           18           54          --            --            --            --              72

Issuance of shares
re acquisition (net
of issuance costs of
GBP20,000)              1,125,000           12          270          --            --            --            --             282

Issuance of shares
re investment (net
of issuance costs of
GBP50,000)              5,173,958           57          649          --            --            --            --             706

Issuance of shares
re exercise of
options (net of
issuance costs of
GBP5,000)               1,151,727           13           62          --            --            --            --              75
                       ----------   ----------   ----------    ----------    ----------    ----------    ----------    ----------
At April 30, 2004      87,239,486          969       18,642          --            --         (17,773)         (106)        1,732
                       ----------   ----------   ----------    ----------    ----------    ----------    ----------    ----------
Exchange translation
adjustments                  --           --           --            --            --            --              (1)           (1)

Net loss                     --           --           --            --            --          (3,958)         --          (3,958)
                                                                                                                       ----------

Comprehensive loss           --           --           --            --            --            --            --          (3,959)
                                                                                                                       ----------
Receivable from
subscription                 --           --           --            --             (18)         --            --             (18)
                                                                                                                       ----------
Adjustment for
Variable options             --           --           (306)         --            --            --            --            (306)
Issuance of shares
re acquisition (net
of issuance costs of
GBP160,000)             1,735,840           19          360          --            --            --            --             379
Issuance of shares
re investment (net
of issuance costs of
GBP32,000)              1,385,392           15          442          --            --            --            --             457
Issuance of shares
re exercise of
options (net of
issuance costs of
GBP6,000)               1,408,758           16          119          --            --            --            --             135
                       ----------   ----------   ----------    ----------    ----------    ----------    ----------    ----------
At April 30, 2005      91,769,479        1,019       19,257          --             (18)      (21,731)         (107)       (1,580)
                       ==========   ==========   ==========    ==========    ==========    ==========    ==========    ==========


See accompanying notes to the consolidated financial statements.



                                       F5

FUTUREMEDIA PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                Year ended April 30,
                                                        ----------------------------------------------------------------------
                                                                  2005              2005              2004             2003
                                                        ----------------- ----------------- ---------------- -----------------
                                                             $'000               GBP'000           GBP'000          GBP'000
Operating activities
Net loss........................................                (7,550)           (3,958)           (1,662)          (1,088)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities
   Depreciation.................................                   218               114                69              131
   Shares issued for services...................                     -                 -                 -               11
   Profit on disposal of investment.............                  (103)              (54)              (33)               -
   Loss/(profit) on disposal of fixed assets..............           6                 3                 -              118
   Amortization of intangible assets............                   336               176               150                -
   Loss from equity investment including goodwill
      impairment..........................................         654               343               286                -
   Stock compensation arising from Variable option
      accounting..........................................        (584)             (306)              686                -
   Accounts receivable..........................                 1,745               915            (1,661)            (149)
   Allowance for doubtful accounts......................             -                 -                39              (24)
   Amounts recoverable on contracts.............                  (130)              (68)                2              (29)
   Other current assets.........................                 2,045             1,072            (1,720)             (10)
   Inventories..................................                    42                22              (634)               -
   Prepaid expenses.............................                  (372)             (195)               (2)              17
   Fees received in advance.....................                 1,097               575             2,562             (285)
   Accounts payable.............................                   351               184             1,472              248
   Other accounts payable.......................                    63                33                26               89
   Other taxes and social security costs........                (2,438)           (1,278)            1,420               15
   Other accrued expenses.......................                (2,486)           (1,303)            2,052               84
                                                        ----------------- ----------------- ---------------- -----------------
Net cash provided by/(used in) operating activities             (7,106)           (3,725)            3,052             (872)
                                                        ----------------- ----------------- ---------------- -----------------

Investing activities
Acquisition of Open Training AB............................       (799)             (419)                -                -
Purchase of equity investment............................            -                 -                 -             (641)
Capital expenditures............................                  (612)             (321)              (86)             (12)
Proceeds on disposal of investment .............                   670               351                51                -
Proceeds on disposal of fixed assets.....................            6                 3               450              300
                                                        ----------------- ----------------- ---------------- -----------------
Net cash provided by/(used in) investing activities               (735)             (386)              415             (353)
                                                        ----------------- ----------------- ---------------- -----------------

Financing activities
Proceeds of share issues........................                 1,167               612             1,125            1,447
Share issue costs...............................                  (128)              (67)              (80)            (120)
(Repayment of)/Proceeds from short-term debt                         -                 -              (300)             300
(Repayment of)/proceeds from Waverton...............                 -                 -                 -             (410)
Net cash provided by financing activities.......                 1,039               545               745            1,217
                                                        ----------------- ----------------- ---------------- -----------------
Effects of exchange rate changes................                    (2)               (1)                2                -
                                                        ----------------- ----------------- ---------------- -----------------
Net (decrease)/increase in cash and cash equivalents..          (6,804)           (3,567)            4,214               (8)
Cash and cash equivalents at beginning of period                 8,872             4,651               437              445
                                                        ----------------- ----------------- ---------------- -----------------
Cash and cash equivalents at end of period......                 2,068             1,084             4,651              437
                                                        ================= ================= ================ =================

Supplemental disclosure of cashflow information
Interest paid during the period.................                     -                 -                 2               48
                                                                     =                 =                 =               ==

Supplemental disclosure of non-cash transactions
Issuance of shares in acquisitions.........................      1,026               538               302              253
Issuance of shares for services............................          -                 -                 -               11
Issuance of shares in investment..........................       1,202               630                 -              300
Receivable from stock subscription......................            34                18                24              239


See accompanying notes to the consolidated financial statements.


                                       F6

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Futuremedia PLC was incorporated in England in 1982 as Futuremedia Limited and re-registered as a public company in 1993. The Company's activities can be regarded as falling into one of two business segments. The first and largest is that of the provision of the Company's Learning For AllTM fully-managed service that includes the provision of PC, Internet access, delivery and installation, e-Learning courses, and a personal focused e-Learning environment managed by the Company. Since March 2005, this offering has been extended to include the provision of bicylcles, and childcare vouchers now allowed under the UK government's tax incentive HCI scheme. The second is that of e-Learning, which includes the provision of Internet and Intranet learning and communications products and services, with some production of learning and communications material on other media, such as CD-ROM.

Subsequent to the year end, in July 2005, Futuremedia announced the launch of its Home Computing 2005 ("HC2005") product to the UK market. Designed to bring additional benefits to corporations and institutions and provide greater flexibility to employees, HC2005 sets the standard for the delivery of products and services under the UK government's Home Computing Initiative (HCI) and the full suite of salary sacrifice programs in the UK.

In addition to providing convenient access to HCI, as well the tax-free bicycle and childcare voucher programs in the UK, HC2005's enhancements include a new online shopping portal, optional broadband access, home visits from personal computer trainers and optional self-installation. HC2005's new online shop will offer additional computer hardware and software products, as well as stationery and other related goods. Participating employees will be given a (pound)50 voucher, with the chance to save even more in the Futuremedia virtual shop. Employees will have the flexibility to sign-up for HC2005 24 hours a day, seven days a week. HC2005 will be included in the Learning for All segment of the Company's business for management and review purposes.

In conjunction with the launch of HC2005, Futuremedia also unveiled its new corporate branding around the theme Work Smart Live Smart. The revitalized brand positions Futuremedia as a learning and lifestyle company that enables consumers to improve their lives both at home and at work, and is reflected in a new Futuremedia logo, Web site (www.futuremedia.co.uk) and marketing materials.

Principles of Consolidation
The consolidated financial statements include the financial statements of the Company and all its subsidiaries (together the "Company"). All inter-company accounts and transactions have been eliminated.

Financial Resources and Going Concern
Subsequent to the year end, on July 21, 2005, the Company entered into a private placement with M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC), through its designated funds, Monarch Pointe Fund, Ltd, Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP (collectively, "M.A.G."), to provide financing to the Company in the amount of $4 million. The investment was made via a convertible loan that is convertible (subject to certain terms and conditions) into Ordinary Shares of the Company. The conversion rate is based on the volume weighted average price of the Company's ADSs for the five trading days prior to July 13, 2005, the date that the Company entered into a term sheet with M.A.G. for the investment. The loan bears interest at an annual rate equal to the greater of 8.5% or Wall Street Journal Prime Rate plus 3%, but in no event greater than 10%. The Company also issued warrants to the investors covering an aggregate of 6.2 million Ordinary Shares with an exercise price of $0.61 per share. The agreement with M.A.G also provides for an additional $2 million of funding that


                                       F7

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES - (continued)

may be available at Futuremedia's request provided that Futuremedia achieves certain performance benchmarks. Net proceeds to the Company from the M.A.G. investment were approximately $3.8 million. The Company also issued warrants to purchase 411,692 Ordinary Shares to its financial adviser on the investment on substantially the same terms as the warrants issued to the investors.

Since its initial public offering ("IPO"), the Company has incurred net losses and experienced negative cash flows from operating activities.

At July 29, 2005, the Company's cash resources and available borrowings amounted to approximately GBP 2.9 million ($5.5 million). Based on the continuing improvement in levels of order intake and sales since the end of the fiscal year ended April 30, 2005, notably the recent order for the Company's Learning For
All(TM) product from various new customers, and the securing of additional funding of up to $4.0 million in Convertible Secured Debentures, management believes that revenues and cash flows will be sufficient to the extent that the Company's requirements for working capital for the remainder of the current fiscal year are required to be met from trading and financing activities. Accordingly, the directors have prepared the accounts for the year ended April 30, 2005 on a going concern basis.

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

Convenience Translations
Translation of the financial statements at April 30, 2005 and for the year then ended from sterling into US dollars is for informational purposes only and has been made at the April 30, 2005 Noon Buying Rate of GBP1.00 to $1.9075.

Cash and Cash Equivalents
Cash and cash equivalents represent cash and short-term deposits with maturities of less than three months at inception.

Inventories
Inventories are stated at the lower of cost, determined on the basis of the first in, first out method, and net realizable value. At April 30, 2005, inventories held of GBP612,000 ($1,167,000) represent Learning For AllTM goods, net of a provision of GBP43,000 ($82,000) for slow-moving and excess stocks. All stocks are held on behalf of the Company by its appointed distribution agent at their premises, and are controlled under a perpetual inventory management system.


                                       F8

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

Goodwill.
Goodwill is tested for impairment on an annual basis or whenever indicators of impairment arise. The Company performed the required annual impairment test as of February 1, 2005. This test indicated that there was a requirement to make an impairment charge in respect of the goodwill held in the books arising from the Company's equity investment in Luvit AB of GBP343,000 ($654,000).
Revenue Recognition

Net sales represent the value of goods and services delivered, excluding value added tax, and for the year ended April 30, 2005 and can be categorized by activity into one of five sources:


Consultancy Service - Consultancy revenues are invoiced at the completion of each work package, and revenues recognized at that time.

Customer Designed Content - Customer designed content are those products that are specifically designed to meet a customer's individual e-learning needs. Due to the customization and modification required, revenue for these long-term contracts are recognized on a percentage of cost to completion basis.

Learning Management Systems - A Learning Management System is specifically designed for the customer to meet all of their e-learning needs. These systems can include multiple elements such as: a license for ActivnaTM, hosting services, set up charges, integration and support services and content. For these contracts, the Company recognizes revenue over the period of the license.

Blended Learning Solution - Blended Learning solutions are those which combine an element of e-Learning, together with physical classroom or workbook based training. It can include multiple solutions such as supply of e-Learning materials, workbooks and classroom based instruction. The Learning Management System element is recognized over the period of the license agreement and the remaining


                                       F9

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES - (continued)

element is recognized on the delivery of the service for classroom based instruction and on the delivery of the product for the workbooks. Learning for AllTM - The Guidance applied when recording revenues in connection with Learning For All(TM) is in accordance with EITF 00-21 "Accounting for revenue arrangements with multiple deliveries".

Learning For AllTM solutions are those that comprise a combination of hardware, software and services, installed at the homes of participating employees of clients that contract with Futuremedia for the provision of such services. The software included in the package, which are all off-the-shelf products, comprises the operating software, a selection of interactive games software and a selection of interactive Learning software accessible on CDrom, anti-virus and adult filter software, together with a number of netbased Learning titles, accessible via the hosted website. The aggregate selling value of all of the software provided amounts to approximately 30% of the total package price.

The Company believes that the software components are incidental to the Learning For AllTM product, and that therefore has not applied the guidance in SOP 97-2:
Statements of Position 97-2: Software Revenue Recognition. This conclusion is based on the following:

      1 the software is not a significant focus of the marketing effort, and is available for purchase separately;

      2     no post-contract customer support is provided; and

      3 the Company does not incur any significant cost within the scope of FASB Statement No. 86.

Guidance provided under EITF 03-05: Applicability of AICPA Statement of Position 97-2 Software Revenue Recognition, to Non-Software Deliverables in an
Arrangement Containing more-Than-Incidental Software, only applies where software is more than incidental, and has therefore not been applied.

The Company believes that the guidance given under EITF 00-3: Application of AICPA SOP 97-2, "Software Revenue Recognition," to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware, that seeks to determine whether certain software elements should be recognized separately does not apply in the case of the Learning For AllTM product because the contractual arrangements do not allow the customer the right to take the software at any time during the hosting period. The nature of the sale therefore does not meet the requirement that both the following criteria are satisfied:

      1 the customer does not have the right to take the software at any time during the hosting period without significant penalty; and

      2 it must be feasible for the customer either to run the software on its own hardware or to host the software with another third party.

Revenues are categorized as being either 'delivered' or 'deferred' depending on the nature of each element of the installed package. Typically, all hardware, operating software and any software programs delivered on local media, either CD-rom or loaded on the hard disc, are treated as 'delivered' revenues, whilst the remaining services, which typically comprise telephone and e-mail support, the provision and hosting of a Learning Management System and various online software programs, are treated as 'deferred' revenues. For revenue recognition purposes, the package price is allocated by element in accordance with fair values of each element. The fair values of each element were determined by taking


                                      F10

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES- (continued)

the price of similar products being offered by competitors, as advertised on the Internet or in trade publications. This was done at the outset of each campaign, and therefore reflected the 'spot price' of each element. Once established, the fair values remained unchanged for the duration of the campaign, typically two to three months. These values are then used to compile a fair value for the total package being offered, and the percentage of this total that each element represents was used to derive the actual revenue recognized in the income statement. Those elements that have been categorized as 'delivered' are recognized on the completion and acceptance of installation by the participant, and those revenues that are categorized as 'deferred' are recognized over the period of the agreement. As at April 30, 2005, Futuremedia has contracted with approximately 20 clients and implemented approximately 30 campaigns for the provision of its LFATM product. The proportions of delivered and deferred revenues were established for each in accordance with the process described above. The ratios derived in each case showed a consistent ratio of 85% to 15% for delivered and deferred revenues respectively. In order to reduce the administrative cost, particularly for smaller schemes, Futuremedia may choose in the future to adopt these ratios as standard for each campaign, subject to periodic review.

Revenues arising from the sale of bicycles and childcare vouchers recognize only the commissions and service charges that Futuremedia earns on the sale of these items, on acceptance by the participant. The client, or participating finance house, is invoiced for the full amount on completion and acceptance of installation.



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

The following amounts have been charged to expense:

--------------------------------------------------------------------------------
                                                 Year ended April 30
--------------------------------------------------------------------------------
                                     2005       2005        2004        2003
---------------------------------- ---------- ----------- ----------- ----------
                                    $000's    GBP000's    GBP000's    GBP000's
---------------------------------- ---------- ----------- ----------- ----------

---------------------------------- ---------- ----------- ----------- ----------
Research and development expense     498         261        196          131
---------------------------------- ---------- ----------- ----------- ----------


                                      F11

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES- (continued)

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

Loss Per Share
Loss per share figures have been calculated using the method required by Statement of Financial Standards No. 128 "Earnings per Share". Under the provisions of SFAS No.128, basic net loss per share is computed by dividing the loss attributable to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period, which included shares to be issued. The calculation of diluted loss per share gives effect to common stock equivalents, however, potential common shares are excluded if their effect is anti-dilutive. The calculation excludes a total of 5,188,899 options to purchase Ordinary shares outstanding as at April 30, 2005 under the Company's various Approved and Unapproved Share Option Schemes.

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

Stock-based employee compensation
The Company's financial statements are presented in accordance with the Accounting Principles Board's Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). Under APB No. 25, generally, no compensation expense is recognized in connection with the awarding of stock option grants to employees provided that, as of the grant date, all terms associated with the award are fixed and thequoted market price of the stock is equal to or less than the amount an employee must pay to acquire the stock as defined. As the Company only issues fixed term stock option grants at or above the quoted market price on the date of the grant, there is no compensation expense recognized in the accompanying combined financial statements. The Company adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), which requires certain financial statement disclosures, including pro forma operating results had the Company prepared its consolidated financial statements in accordance with the fair value based method of accounting for stock-based compensation. The conditions attaching to performance based options had not been met, therefore no amount of stock compensation was included in the income statement for any period in respect of the granting of performance-based options.

Stock-Based Compensation Transition and Disclosure ("SFAS 148"), the pro forma effects of stock-based compensation on net income (loss) and net earnings per share have been estimated at the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

                                              April 30,
                                2005          2004               2003
                                -----         -----              ----
  Risk-free interest rate       3.63    %           2.4%              4.0%
  Volatility                     61     %          26.7%             19.0%
  Dividend yield                  0     %             0%                0%
  Expected life (years)          3.3                3.3               3.3


                                      F13

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES - (continued)


                                                                           Year ended April 30
                                                     -----------------------------------------------------------------
                                                          2005            2005             2004            2003
                                                          ----            ----             ----            ----
                                                        ($'000)        (GBP '000)       (GBP '000)      (GBP '000)
Net loss as reported.......................             (7,550)          (3,958)         (1,662)          (1,088)
Add/Deduct stock compensation arising from
variable option accounting....................
                                                         (584)            (306)             686                -
Add: Total stock-based employee compensation
 expense determined under fair value
 based  method for all awards,  net of tax and
 stock  compensation  arising  from
variable option accounting...................            (189)             (99)           (777)            (106)

Pro-forma net loss.........................             (8,323)          (4,363)         (1,753)          (1,194)

                                                           $               GBP             GBP              GBP
Net loss per share as reported, basic and
diluted.............................................    (8.53)c          (4.47)p         (1.98)p          (2.34)p
Pro forma net loss per ordinary share:

                              Basic and diluted         (9.39)c          (4.92)p         (2.01)p          (2.57)p
                                                        (9.39)c          (4.92)p         (2.01)p          (2.57)p



Advertising Costs
All advertising costs incurred in the promotion of the Company's products and services are expensed as incurred. Advertising costs were GBP20,000 ($38,000), GBP126,000 and GBPNil for the years ended April 30, 2005, 2004 and 2003.

Allowance for doubtful accounts
Accounts receivable consist primarily of amounts due to us from the Company's normal business activities. The Company's ability to collect outstanding receivables from its customers is critical to its operating performance and cash flows. Futuremedia maintains an allowance for doubtful accounts to reflect the estimated future uncollectability of accounts receivable based on past collection history and specific risks that have been identified by reviewing current customer information. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to it, the Company believes its allowance for doubtful accounts as of April 30, 2005, is adequate. However, actual write-offs might exceed the recorded allowance.


                                      F14

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES - (continued)


------------------------ -------------------------------------------------------
                                          Year ended April 30
------------------------ -------------------------------------------------------
                               2005                2005               2004
------------------------ ------------------ -------------------- ---------------
                              ($'000)            (GBP'000)          (GBP'000)
------------------------ ------------------ -------------------- ---------------
Allowance at May 1              141                 74                 35
------------------------ ------------------ -------------------- ---------------
Utilized during year           (141)               (74)               (16)
------------------------ ------------------ -------------------- ---------------
Provided in year                 -                   -                 55
------------------------ ------------------ -------------------- ---------------
Allowance at April 30            -                   -                 74
------------------------ ------------------ -------------------- ---------------


2.    FAIR VALUES OF FINANCIAL INSTRUMENTS


                                                                       April 30,
                                   -----------------------------------------------------------------------
                                                       2005                                 2004
                                   ------------------------------------ ----------------------------------
                                        Carrying            Fair           Carrying            Fair
                                         Value             Value            Value              Value

                                       (GBP'000)         (GBP'000)         (GBP'000)         (GBP'000)
Cash and cash equivalents.........        1,084             1,084            4,651             4,651


The carrying value of these financial instruments approximates fair value due to the short period until maturity.

3........INCOME TAXES

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                            April 30,
                                             -----------------------------------
                                                    2005             2004
                                                    ----             ----
                                                          (GBP'000)

Book over tax depreciation                           100               67
Operating losses carried forward                   5,293            4,274
Other timing differences                              41               70
                                                      --               --
                                                    5434            4,411
Less:  valuation allowance                        (5,434)          (4,411)
Net deferred tax assets                               --               --
                                             ===========      ===========


                                      F15

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.    INCOME TAXES (continued)

There is no time limit on the utilization of the operating losses carried forward tax value provided no substantial change in the nature of trade. GBP17.6 million which are specific to certain companies and cannot be relieved against profits in other Group companies.

For financial reporting purposes, loss before income taxes includes the following components :

                                     Year ended April 30,
                          -------------------------------------------
                               2005            2004         2003
                               ----            ----         ----
                                           (GBP'000)
United Kingdom               (3,973)         (1,662)      (1,027)
Overseas                         15              --          (61)
                                 --              --           --
                             (3,958)         (1,662)      (1,088)
                            =======         =======       =======




The reconciliation of income tax computed at the UK statutory tax rate to the effective rate is:


                                                                       Year ended April 30,
                                          --------------------------------------------------------------------------------
                                                     2005                       2004                           2003
                                          ----------------------- ------------------------------- ------------------------
                                           (GBP'000)       %         (GBP'000)           %          (GBP'000)        %
Statutory rate......................        (1,299)      (30.0)        (261)          (30.0)          (326)       (30.0)
Unrelievable UK tax losses..........         1,106        25.5          79              9.1            291         26.8
Non deductible expenses.............           189         4.4          112            12.9            35           3.2
Other sundry items..................             4        0.1           70              8.0             -             -
                                                                        --              ---          --------      -------
                                                 -           -           -               -              -             -
                                                                                                     ========      =======


4.    LEASE COMMITMENTS

The future minimum rental payments under non-cancelable operating leases at April 30, 2005 are:

                                                    Equipment         Rental

                                                  --------------- --------------
                                                    (GBP'000)        (GBP'000)

2006........................................            2               253
2007...........................................         2               253
2008........................................            2               113
2009...........................................         2               89
2010...........................................         1               45
2011...........................................         -                -

Rental expense was GBP153,000 ($292,000), GBP112,000 and GBP11,000 for the years ended April 30, 2005, 2004 and 2003 in respect of the Company's UK operations. The annual cost of rental expense for Open Training AB in Sweden is GBP89,000 ($170,000).


                                      F16

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.    PREPAID EXPENSES

Prepaid expenses for the year ended April 30, 2005 of GBP708,000 ($1,351,000) includes the forward purchase of learning materials in respect of existing customer contracts of GBP416,000, together with prepaid expenses for hosting services, dues and subscriptions, and insurances of GBP292,000.

Prepaid expenses for the year ended April 30, 2004 of GBP378,000 ($671,000) included the forward purchase of learning materials in respect of existing customer contracts of GBP245,000, together with prepaid expenses for hosting services, dues and subscriptions, and insurances of GBP133,000.


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

                                         Year ended April 30
                           -----------------------------------------------------
                              2005          2005          2004           2003
                             $'000         GBP'000       GBP'000       GBP'000
Net Sales:
Learning For AllTM             26,774        14,036        17,366          --
e-Learning services             3,080         1,615         1,295         1,342
                           ----------    ----------    ----------    ----------
Total Net Sales                29,854        15,651        18,661         1,342

Cost of sales
Learning For AllTM             24,803        13,003        15,246          --
e-Learning services             2,684         1,407         1,286         1,114
                           ----------    ----------    ----------    ----------
Total Cost of sales            27,487        14,410        16,532         1,114

Gross profit/(loss):
Learning For AllTM              1,970         1,033         2,120          --
e-Learning services               396           208             9           228
                           ----------    ----------    ----------    ----------
Total Gross profit              2,367         1,241         2,129           228

Operating expenses:
Learning For AllTM              6,524         3,420         1,214          --
e-Learning services             3,019         1,583         1,620         1,269
                           ----------    ----------    ----------    ----------
Total Operating expenses        9,543         5,003         2,834         1,269

Operating profit/(loss)
Learning For AllTM             (4,553)       (2,387)          906          --
e-Learning services            (2,623)       (1,375)       (1,611)       (1,041)
                           ----------    ----------    ----------    ----------
Total Operating loss           (7,176)       (3,762)         (705)       (1,041)
                           ==========    ==========    ==========    ==========


                                      F18

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.    SEGMENT INFORMATION, EXPORT SALES AND MAJOR CUSTOMERS (continued)



                                            At April 30,
                                   2005             2005             2004
                                  $'000           GBP'000          GBP'000

Assets:
Learning For AllTM                4,071             2,134            3,900
e-Learning services               3,735             1,958            1,098
                                -------           -------          -------
Total segment assets              7,806             4,092            4,998

Unallocated assets:
Cash                              2,068             1,084            4,651
Prepaid expenses                    164                86              137
Other current assets                 23                12               24
Property and equipment              638               335               96
Goodwill on Luvit                                       -              639
                                -------           -------          -------
Total assets                     10,699             5,609           10,545
                                 ======             =====           ======


Unallocated assets are either central assets or non-allocable assets.

The Company's sales were divided by geographical location of customer as follows:

                                        Year ended April 30,
                                --------------------------------
                                  2005          2004        2003
                                ------      --------     -------
                                            (GBP'000)
United Kingdom.............     15,398        18,661       1,340
Rest of Europe.............        253             -           2
Rest of the World..........         --             -           -
                                ------      --------     -------
                                15,651        18,661       1,342
                                ======      ========     =======


During the year ended April 30, 2005, Customer A accounted for 79% of sales and Customer B for 3% of sales; during the year ended April 30, 2004, Customer A accounted for 93% of sales and Customer C for 4% of sales, and during the year ended April 30, 2003, Customer A accounted for 59% of sales and Customer D for 4% of sales.

At April 30, 2005 the major customers identified above accounted for 17% of the accounts receivable and 66% in 2004.


                                      F19

FUTUREMEDIA PLC SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.    PENSION PLANS

The Company operates various defined contribution pension plans on behalf of the directors and other staff. Contributions payable are charged to Income as incurred. Contributions by the Company are determined in accordance with the rules of the pension plans. Contributions aggregated GBP87,000 ($164,000) in fiscal 2005, GBP41,000 in fiscal 2004, and GBP41,000 in fiscal 2003. The Company has no obligations in respect of post retirement benefits other than the pension obligations described above.

8.    ACQUISITIONS

Operations of acquired companies are included in consolidated operations from the date of acquisition and the fair value of common stock was determined based on the quoted market price when the terms of acquisition were agreed to.

In April 2003, the Company acquired the assets of Activna Objects Limited ("Activna"), a non-trading UK company with ownership of a software tool that the Company believes would substantially reduce the development time and cost for a new third generation e-Learning management system. The net assets of Activna, comprising the software intangible of GBP62,500, sundry creditors of GBP62,500 and sundry debtors of GBP100, amounted to GBP100 , were acquired for a total consideration of GBP224,000 . The consideration of GBP224,000 represented the fair value of the 3,500,000 shares issued to the shareholders. As at April 30, 2003, GBP62,000 was recorded as intangible assets, and the remaining GBP162,000 was recorded as Goodwill. The acquisition was accounted for using the purchase method. The formal purchase price allocation was finalized in fiscal 2004, and as a consequence, the whole of the purchase price of GBP224,000 has been categorized as intangible assets, representing the fair value of the software tool acquired.

Also in April 2003, the Company purchased 11,150,000 shares in Luvit AB, which at the time had a total of 37,416,107 shares on issue, for a holding of 29.8%, which had been accounted for under equity accounting rules throughout the life of the investment, which ceased in April 2005, on Futuremedia's sale of its remaining shareholding. The total consideration paid for this shareholding amounted to GBP643,000 ($1,000,000) in cash and GBP300,000 ($480,000) in
Futuremedia shares, and represented fair value for the cash and 4,685,315 shares issued.

At the time of the investment, the net assets of Luvit AB amounted to GBP686,000 ($1,097,000), therefore the investment value arising from this transaction was GBP204,000 ($326,000), representing Futuremedia's 29.8% shareholding, with the remaining GBP739,000 ($1,182,000) appearing as goodwill.

During the year ended April 30, 2004, Luvit AB completed a 'reverse split' whereby their shares were consolidated on a ten for one basis, and furthermore issued a further 6,233 shares (post consolidation). During the same period, Futuremedia sold 96,069 of their holding, resulting in Futuremedia's ownership reducing to 27.2% at April 30, 2004. During the year ended April 30, 2004, Luvit AB recorded losses of approximately (pound)1,000,000. Futuremedia's share of these losses therefore amounted to GBP 272,000, reducing the investment value from GBP187,000 to GBPNil. An impairment charge of GBP100,000 was also taken against the value of goodwill carried forward, for a total charge of GBP287,000, GBP15,000 more than the share of losses. In June, 2004, Luvit completed a restructuring of its indebtedness, resulting in the capitalisation of external debt of SEK3,750,000 being taken into stock, increasing its issued share capital by 570,776 shares to a total of 4,318,620. During the year ended April 30, 2005, Futuremedia sold its remaining 1,018,931 shareholding in Luvit AB. Luvit AB traded at a loss in the year, Futuremedia's portion of these losses amounted to GBP38,000 ($72,000), but, since the investment value had already been written down to GBPNil at April 30, 2004, none of these losses have been taken into account. However, during the same period, a total impairment charge of GBP346,000 ($660,000)


                                      F20

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.    ACQUISITIONS (continued)

was recorded, reducing the amount of goodwill carried forward to GBP293,000 ($559,000), all of which was written off as the final shares were divested in April, 2005. Proceeds of sale amounted to GBP361,000 ($689,000) for the year, resulting in a net charge to the income statement of GBP278,000 ($530,000). The following tables summarizes the movements:

Futuremedia investment in Luvit AB:

                                         Investment        Goodwill
                                         GBP000          GBP000
       Balance at April 30, 2003               204               739
       Sale of Luvit AB shares                 (17)                 -
       Share of Luvit AB losses               (187)                 -
       Impairment charge                          -             (100)
       Balance at April 30, 2004                Nil               639
       Sale of Luvit AB shares                    -             (350)
       Impairment charge                          -             (343)
       Gain on sale of shares                     -                54
       Balance at April 2005                    Nil               Nil


In July 2003, Futuremedia acquired the entire share capital of Temp Limited, into which had been transferred the business and assets of IQDos Limited, for the issue of 1.125 million Futuremedia shares, valuing the acquisition at approximately GBP302,000 . The whole of the GBP302,000, representing the fair value of the assets acquired, comprising a number of software products and client list, has been treated as an amortizable intangible asset, and is being amortized over three years. There is not considered to be any residual value. IQDos Limited, a wholly-owned subsidiary of Excel Communications Limited, specializes in the production of bespoke e-Learning content and also provides e-Learning consultancy services, and will substantially improve the capability of Futuremedia to present itself to the marketplace as a single point of supply for total e-Learning solutions. The acquisition was accounted for using the purchase method.

In February 2005, Futuremedia determined to acquire the entire share capital of Open Training AB, for the issue of 1,735,840 Futuremedia shares, and GBP419,000 ($799,000) in cash, valuing the acquisition at approximately GBP958,000 ($1,827,000), representing the fair value of the assets acquired. The primary reason for this acquisition was to enable the Company access to Open Training's own in-house developed Learning Management System ("LMS"), "Learngate". At the time of acquisition, the net assets of Open Training AB aggregated GBP331,000 giving rise to an intangible asset of GBP627,000 ($1,196,000), representing the fair value of the Learngate software product, which will form the basis of a replacement for the Company's own LMS, Aktivna, which would otherwise have to be enhanced at considerable expense to remain competitive in the marketplace. Based on experience with the Company's Aktivna software, it is anticipated that the useful life of the Learngate software will be in the order of five years, the intangible therefore will be written off over five years.

The Sale and Purchase Agreement pertaining to the acquisition of Open Training AB provided for a contingency payment conditional on the company achieving agreed levels of performance during the period November 1, 2004 to October 31 2005. Taking into consideration the actual results of Open Training AB for the period November 1, 2004 to April 30, 2005, together with projections for the period


                                      F21

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.    ACQUISITIONS (continued)

May 1, 2005 to October 31 2005, management consider that the conditions for the contingency payment to become due will not be met, therefore no provision has been made for such payment.

At the time of acquisition, the condensed balance sheet of open Training AB was as follows:



-----------------------------------------------------------------------
                                      As at February 14, 2005
------------------------------------------------------------------------
                                    $000                  GBP000
----------------------------- ------------------- --- ------------------
Fixed assets                        194                     102
----------------------------- ------------------- --- ------------------
Current assets                      664                     348
----------------------------- ------------------- --- ------------------
Current liabilities                (227)                   (119)
----------------------------- ------------------- --- ------------------
Net current assets                  631                     331
----------------------------- ------------------- --- ------------------
Total Equity and reserves          (631)                   (331)
----------------------------- ------------------- --- ------------------


There was no material difference between the book values and fair values of the assets and liabilities at the time of acquisition.

Results  of  operations   for  Open  Training  AB  have  been  included  in  the
accompanying consolidated financial statements since its acquisition on February 14, 2005.

The unaudited pro forma consolidated statement of operations for the 12 months ended April 30, 2005 gives effect to the acquisition of Open Training AB as if it had occurred at the beginning of Fiscal 2005:

                                            2005           2005          2004
                                            $000          GBP000        GBP000

Revenues                                   31,205         16,359         18,980
Net Loss                                   (7,496)        (3,930)        (1,649)
Basic and diluted net loss per share      (8.44)c       (4.42 )p        (1.97)p
Weighted average shares outstanding    88,811,982     88,811,982     83,811,982


The unaudited pro forma consolidated financial information does not purport to represent what the Company's financial position or results of operations would actually have been if these transactions had occurred at such dates or to project the Company's future results of operations.


                                      F22

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.    ACQUISITIONS (continued)

To facilitate this acquisition, the company set up a wholly-owned subsidiary, Futuremedia Sverige AB, in Sweden with an issued share capital of 50,000 shares, for which Futuremedia paid a total of GBP8,000 ($15,000) and owes the subsidiary a further GBP740,000 ($1,412,000) as payment for the shares. Subsequent to the incorporation of Futuremedia Sverige AB, all of Futuremedia's Swedish assets, including the balance of its shareholding in Luvit AB, the contents of its Swedish bank accounts holding the proceeds from sale of shares in Luvit AB, and its shareholding in Open Training AB, were transferred into Futuremedia Sverige AB. None of these transfers resulted in any cash movements between Futuremedia and its Swedish subsidiary. The acquisition of Open Training AB has been accounted for using the purchase method. , and since February 14 2005, the results of Open Training AB have been consolidated into the Group's results.


9.       INTANGIBLE ASSETS AND GOODWILL

Intangible Assets

                                                 At April 30
                                     ------------------------------------
                                        2005         2005         2004
                                     ----------   ----------   ----------
Cost                                   $'000             (GBP'000)

At May 1 .........................        1,507          790          326
Additions ........................        1,196          627          302
Amounts reclassified from goodwill         --           --            162
                                     ----------   ----------   ----------
At April 30 ......................        2,703        1,417          790
                                     ----------   ----------   ----------

Amortization
At May 1 .........................          790          414          264
Charge for year ..................          336          176          150
At April 30 ......................        1,125          590          414

Net book amount at April 30 ......        1,578          827          376
                                     ==========   ==========   ==========


The addition in 2005 of GBP627,000 represents the intangible asset arising from the acquisition of Open Training AB. GBP790,000 in 2004 represents internally developed software of GBP264,000 (fully amortized), together with GBP224,000 representing the intangible asset arising from the acquisition of Activna Objects Limited made in April 2003, together with GBP302,000 representing the intangible asset arising from the acquisition of Temp limited, made in July 2003.


 The table below shows expected amortization expense for acquired intangible assets recorded as of April 30, 2005.


                                      F23

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.       INTANGIBLE ASSETS AND GOODWILL (continued)


--------------------------------------------------------------------------------
                  ~                   2006       2007       2008     2009   2010
--------------------------------------------------------------------------------
Amortization expense (GBPthousands)   305        146        125      125    126
--------------------------------------------------------------------------------


Intangible assets are being written off over a period of three to five years, depending on the expected useful life of the asset. The above amortization expense forecast is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, impairment of intangible assets, accelerated amortization of intangible assets, and other events

Goodwill

                                                            At April 30,
                                             -----------------------------------
                                                     2005                   2004
                                                     ----                   ----
Cost                                                          (GBP'000)
At May 1...................................         722                      984
Additions .................................           -                        -
Amounts reclassified....................              -                    (162)
Sale of Luvit shares.....................          (296)                      -
Impairment loss..........................          (343)                   (100)
                                                   -----                   -----
At April 30................................          83                      722
                                                   =====                   =====


The reclassification of GBP162,000 in 2004 arises from the completion of the purchase price allocation with regard to the acquisition of Activna Objects Limited made in April 2003, whereby the whole of the purchase price of GBP224,000 has been attributed to the software tool acquired. The GBP162,000 was transferred to Intangible assets.

All of the GBP83,000 goodwill at April 30, 2005 is attributable to the e-Learning business segment.


                                      F24

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10.      PROPERTY PLANT AND EQUIPMENT


                                                                         At April 30,
                                          ----------------------------------------------------------------------------
                                                            2005                                 2004
                                                            ----                                 ----
                                             Cost       Accumulated       Net        Cost     Accumulated       Net
                                             ----       -----------       ---        ----     -----------       ---
                                                        depreciation      book                depreciation     book
                                                        ------------     -----                ------------     ----
                                                                         value                                 value
                                                                         -----                                 -----
                                                                          (GBP'000)

Audiovisual and computer equipment
    Mid-term.........................        78               78            -          78           78            -
    Short-term.......................       588              416           172        434          338           96
Office Equipment.....................       214              158           56          71           71            -
                                                                                                                  -
Property improvements                        96                9           87           -            -            -
Lease premium                                74               54           20           -            -            -
                                             --               --           --           -            -            -
                                          1,050              715          335         583          487           96
                                          =====              ===          ===         ===          ===           ==


The net book value includes no amounts in respect of assets held under capital leases.



11.   CHANGES IN SHAREHOLDER EQUITY

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


                                      F25

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.   CHANGES IN SHAREHOLDER EQUITY (continued)

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

In October 2002, the Company issued 2,727,647 Ordinary Shares at a price of GBP0.055 ($0.085) per Ordinary Share for aggregate proceeds of approximately GBP150,000 ($232,000) pursuant to a Regulation 'S' private placement.

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


                                      F26

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.   CHANGES IN SHAREHOLDER EQUITY (continued)

In July 2003, the Company issued 1,125,000 Ordinary shares in the acquisition of the entire share capital of Temp Limited, into which had been transferred the business and assets of IQDos Limited, valuing the acquisition at approximately GBP302,000 ($536,000) gross, GBP282,000 ($500,000) net.

In August 2003, the Company issued 4,786,362 Ordinary shares at a price of GBP0.14 ($0.22) per Ordinary share for aggregate proceeds of approximately GBP662,000 ($1,174,000) gross, GBP618,000 ($1,091,000) net, pursuant to a
Regulation 'S' private placement.

Also in August 2003, the Company issued 387,597 Ordinary shares at a price of GBP0.24 ($0.387) per Ordinary share for aggregate proceeds of approximately GBP 94,000 ($167,000) gross, GBP88,000 ($156,000) net, pursuant to a Regulation 'S'
private placement.

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

In February, 2005, the Company issued 926,972 Ordinary, shares at an average price of GBP0.408 ($0.76) for a total aggregate purchase price of GBP379,000 ($704,000 gross, GBP357,000 net, pursuant to a Regulation 'S' private placement.

Also in February 2005, the Company issued 1,735,840 Ordinary shares at an average price of GB0.310 ($0.58) for a total aggregate purchase price of GBP539,000 ($1,028,000) gross, GBP379,000 net, pursuant to the acquisition of Open Training AB.

Also in February, 2005, the Company issued 69,803 Ordinary shares at an average price of GBP0.387 ($0.716) for a total aggregate purchase price of GBP27,000 ($50,000) gross, GBP25,000 net, pursuant to a Regulation 'S' private placement.

In April 2005, the Company issued 388,614 Ordinary shares at the market price of $0.401 per Ordinary share for a total aggregate purchase price of GBP83,000 ($158,000) gross, GBP75,000 net, pursuant to a Regulation 'S' private placement.

During the year to April 30, 2005, the Company issued a total of 1,408,759 Ordinary shares at an average price of GBP0.10 ($0.19) for a total aggregate price of GBP 141,000 ($269,000) gross, GBP135,000 net, pursuant to the exercise of share options by a number of members of Futuremedia staff, three of whom were Affiliates.


                                      F27

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


12.   EMPLOYEE PROFIT-SHARING AND OPTION PLANS

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

Under the Company's "Unapproved Executive Share Option Scheme", options may be granted to selected full-time employees, including directors, based on their performance. The exercise price of the options granted must be at least the fair market value of the Company's ADSs. The value of options to be granted is not subject to any financial limit, although the number of shares over which the options may be granted is subject to an overall restriction. The granting of options under this scheme was terminated in January 2005, pending the introduction of replacement schemes.

The 'Employee Share Ownership Plan' (the "Approved Net Profit Sharing Scheme") was terminated with effect from September 2000. No payments were due and no monies were set aside at the termination of the scheme.


In January 2005, the Company adopted a new option plan, the "Futuremedia Unapproved Executive Share Option Scheme for Len Fertig". Under this scheme, options were granted to the Option Holder on his appointment as Chief Executive Officer, for the purposes of inducement to retain the services of the Option Holder, to provide long-term incentive and rewards to the Option Holder and to associate more closely the interests of the Option Holder with those of the Company's shareholders. At April 30, 2005, no options granted under this plan had been exercised, and options to purchase 500,000 Ordinary shares at a purchase price of $0.74 per Ordinary share remained outstanding.

--------------------- ------------------- ------------------ -------------------
         No of            Subscription           Date
         SHARES               PRICE          EXERCISABLE        EXPIRY DATE
--------------------- ------------------- ------------------ -------------------

        500,000              $0.740           01/24/2006        01/24/2015
--------------------- ------------------- ------------------ -------------------


                                      F28

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.   EMPLOYEE PROFIT-SHARING AND OPTION PLANS (continued)



In March 2005, the Company adopted two further option plans, the "Futuremedia Plc 2005 Unapproved Scheme for New Employees", and the "Futuremedia Plc 2005 Unapproved Share Option Scheme".

Under the Company's Unapproved 2005 Scheme for New Employees, Options may be granted exclusively to persons not previously employees or directors of the Company (or following a bona fide period of non-employment) as an inducement material to entering into employment with the Company. As at April 30, 2005, no options granted under this plan had been exercised, and the following have been issued and remain outstanding:

         No of             Subscription             Date
         SHARES                PRICE            EXERCISABLE        EXPIRY DATE
         ------                -----            -----------        -----------
        100,000               $0.7163            02/14/2006        02/14/2015
        100,000               $0.7163            02/14/2007        02/14/2015
        100,000               $0.7163            02/14/2008        02/14/2015
         83,333               $0.5995            03/01/2006        03/01/2015
         83,333               $0.5995            03/01/2007        03/01/2015
         83,334               $0.5995            03/01/2008        03/01/2015
         20,000               $0.4735            04/04/2006        04/04/2015
         20,000               $0.4735            04/04/2007        04/04/2015
         20,000               $0.4735            04/04/2008        04/04/2015

        610,000
        =======

A summary of the option outstanding under the Company's "Unapproved Scheme for New Employees" as at April 30, 2005 is as follows:



                                       Number of Shares        Weighted Average
                                       Under Option            Option Price Per
                                                               Share
                                        ---------------        ----------------
Options granted and outstanding         610,000                   $0.6445
  at April 30,                          =======
2005...............


Under the Company's 2005 Unapproved Share Option Scheme, Options may be granted for the purpose of providing Options to (a) employees, officers, directors, consultants and advisors of the Company and its Subsidiaries, and (b) any other person who is determined by the Directors (or a committee thereof) to have made (or is expected to make) contributions to the Company of inducement to retain the services of the Option holder. As at April 30 2005, no options granted under this plan had been exercised, and the following have been issued and remain outstanding:


                                      F29

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.   EMPLOYEE PROFIT-SHARING AND OPTION PLANS (continued)

--------------------- ------------------ ------------------- -------------------
       No of            Subscription            Date
       Shares               Price           Exercisable         Expiry Date

--------------------- ------------------ ------------------- -------------------
       18,081              $0.535            05/01/2005         03/17/2015
--------------------- ------------------ ------------------- -------------------


Determinations as to the granting of options to employee-directors are made by the Remuneration Committee.

Under the Approved Executive Share Option Scheme, 759 options at an exercise price of $4.25, 947 options at an exercise price of $2.55 and 1,500 options at an exercise price of $1.594 lapsed without being exercised on August 19, 2003. At April 30, 2005, 20,500 options were outstanding at an exercise price of $0.90625 and may be exercised until January 16, 2008 and 13,500 options were outstanding at an exercise price of $1.5938 and may be exercised until July 25, 2010.


A summary of the option outstanding under the Company's "Approved Share Option Scheme" as at April 30, 2005 is as follows:

                                            Number of Shares       Weighted
                                              Under Option      Average Option
                                            ----------------    Price Per Share
                                                                ---------------
Outstanding April 30, 2002...............        40,523             $1.5096
                                            ===========
Options forfeited........................        (4,817)            $3.2053
                                            -----------
Outstanding April 30, 2003...............        35,706             $1.2809
                                            ===========
Options forfeited........................        (3,206)            $2.505
                                                -------
Outstanding April 30, 2004 and 2005......        32,500             $1.160
                                            ===========


                                      F30

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.   EMPLOYEE PROFIT-SHARING AND OPTION PLANS (continued)

The following options have been issued under the Company's "Unapproved Executive Share Option Scheme", and were outstanding as at April 30, 2005.

            No of         Subscription               Date
           Shares            Price                Exercisable        Expiry Date
           ------            -----                -----------        -----------
           50,000            $0.085                  Oct 2005          Oct 2012
          125,000            $0.910                   Current          Nov 2012
          125,000            $0.910                   Current          Nov 2012
           43,050            $0.100                   Current          Feb 2012
          443,334            $0.100                   Current          Feb 2012
           20,000            $0.150                   Current          Feb 2012
          458,333            $0.150                   Current          Feb 2012
          300,018            $0.150                   Current          Mar 2102
            5,000            $0.1875                  Current          Sep 2010
          100,000            $0.250                   Current          Oct 2006
          165,000            $0.280                   Current          Oct 2013
          165,000            $0.280                  Oct 2005          Oct 2013
          165,000            $0.280                  Oct 2006          Oct 2013
           25,000            $0.286                   Current          Nov 2013
           25,000            $0.286                  Nov 2005          Nov 2013
           25,000            $0.286                  Nov 2006          Nov 2013
           50,000            $0.3318                 Oct 2005          Oct 2013
           50,000            $0.3318                 Oct 2006          Oct 2013
           25,000            $0.3376                  Current          Oct 2013
           25,000            $0.3376                 Oct 2005          Oct 2013
           25,000            $0.3376                 Oct 2006          Oct 2013
           33,500            $0.350                   Current          May 2011
           39,750            $0.350                   Current          May 2011
           39,750            $0.350                   Current          May 2011
           52,250            $0.350                   Current          May 2011
           75,000            $0.3760                  Current          Sep 2013
           60,000            $0.3850                 Jul 2005          Jul 2013
           60,000            $0.3850                 Jul 2006          Jul 2013
            5,000            $0.5940                  Current          Sep 2010
           53,332            $0.6301                  Current          Jan 2014
           53,334            $0.6301                 Jan 2006          Jan 2014
           53,334            $0.6301                 Jan 2007          Jan 2014
           75,000            $0.6380                  Current          Jan 2014
           75,000            $0.6380                 Jan 2006          Jan 2014
           75,000            $0.6380                 Jan 2007          Jan 2014
          328,333            $0.640                   Current          Nov 2013
           10,000            $0.8516                 Jan 2006          Jan 2015
           10,000            $0.8516                 Jan 2007          Jan 2015
           10,000            $0.8516                 Jan 2008          Jan 2015
          100,000            $1.00                    Current          Sep 2010
           15,000            $1.2065                  Current          Mar 2014
           15,000            $1.2065                 Mar 2006          Mar 2014
           15,000            $1.2065                 Mar 2007          Mar 2014
          210,000            $1.4120                  Current          Jun 2014
           15,000            $1.5740                  Current          May 2104
           15,000            $1.5740                 May 2006          May 2104
           15,000            $1.5740                 May 2007          May 2104
           20,000            $1.6040                  Current          May 2104
           20,000            $1.6040                 May 2006          May 2104
           20,000            $1.6040                 May 2007          May 2104
           15,000            $1.6220                  Current          Apr 2014
           15,000            $1.6220                  Current          Apr 2014
           15,000            $1.6220                 Apr 2007          Apr 2014

        4,028,318
        =========


                                      F31

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.   EMPLOYEE PROFIT-SHARING AND OPTION PLANS (continued)


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

In February, 2002, 1,075,000 existing options to purchase ordinary shares under the Unapproved Executive Share Option Scheme at prices varying from $0.59 to $3.00 per Ordinary share were cancelled and replaced with options to purchase 556,417 Ordinary shares at $0.10 per Ordinary share and 518,083 Ordinary shares at $0.15 per Ordinary share, vesting between July 2002 and March 2003, and are now accounted for as variable options. During the fiscal year ended April 30, 2004, a total of 143,333 options were exercised and traded. As a result of the difference between the exercise price of the variable options and the trading price of the Company's stock at the time of trading and at the year end for the 931,667 variable options that remained, a compensation expense was recorded in the year ended April 30, 2004 amounting to GBP686,000 . In September 2004, a total of 845,000 variable options were excercized and sold. As a result of the difference between the exercise price of the variable options and the trading price of the Company's stock at the time of trading and at the year end for the 86,667 remaining variable options, a compensation gain was recorded in the current fiscal year of GBP306,000 ($584,000).

A summary of the options outstanding under the Company's "Unapproved Share Option Scheme" as at April 30, 2005 is as follows:

                                             Number of Shares  Weighted Average
                                             ----------------  ----------------
                                             Under Option      Option Price Per
                                             ------------      ----------------
                                                               Share
                                                               -----
Outstanding at April 30, 2002................   4,458,751            $0.1605
Options granted..............................   1,365,000            $0.0883
Options lapsed and cancelled.................    (427,506)           $0.1267
                                                ---------
Outstanding at April 30, 2003................   5,396,245            $0.095
                                                =========
Options granted..............................   2,353,333            $0.469
Options lapsed, cancelled and exercised......  (2,202,502)           $0.2276
                                               ----------
Outstanding at April 30, 2004................   5,547,076            $0.2864
                                               =========
Options granted..............................     345,000            $1.4178
                                                  =======
Options lapsed, cancelled and exercised......  (1,863,758)           $0.2100
                                               ==========
Outstanding at April 30, 2005................   4,028,318            $0.4327
                                               ==========


The Company plans to hold an Extraordinary General Meeting on July 28, 2005 the purpose of which is to gain approval for the adoption by the Company of an all employee Share Incentive Plan, an Enterprise Management Incentive Plan and an Unapproved Share Option Scheme. If adopted, options issued under the Futuremedia Unapproved Executive Share Option Scheme for Len Fertig and Futuremedia Plc


                                      F32

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.   EMPLOYEE PROFIT-SHARING AND OPTION PLANS (continued)

Unapproved 2005 Scheme for New Employees will be incorporated into the new Unapproved Share Option Scheme.

The weighted average fair value of the 1,473,081 share options granted at market price in the year ended April 30, 2005 was GBP0.011 ($0.217). The weighted average fair value of the 428,333 share options granted at market price in the year ended April 30, 2004 was GBP0.028 ($0.049). No share options were granted at market price in the years to April 30, 2003.

There were no options granted at below market price in the year ended April 30, 2005. The weighted average fair value of the 430,000 options granted at below market price in the year ended April 30, 2004 was GBP0.118 ($0.210), 2003 GBP0.030. There were no options granted at below market price in 2003.

There were no options granted at above market price in the year ended April 30, 2005. The weighted average fair value of the 1,495,000 options granted above market price in the year ended April 30, 2004 was GBP0.023 ($0.040) and 2003 GBP0.023. The determination of the fair value of all stock options granted in 2005, 2004 and 2003 was calculated using the Black Scholes method based on (i) risk-free interest rates of 3.63% (2004: 2.38% and 2003: 4.0%), (ii) expected option lives of 3 to 5 years (weighted average 3.3 years), (iii) dividend yield of 0% and iv) a volatility of 0.610 (2004: 0.267 and 2002: 0.190).



13.   NEW ACCOUNTING PRONOUNCEMENTS

FIN No. 46, Consolidation of Variable Interest Entities

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN No. 46"). The guidance expanded upon and clarified existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of variable interest entities, including special-purpose entities or off-balance sheet structures. In December 2003, the FASB issued a revision to FIN No. 46 ("FIN No. 46R") that modified some of the provisions and effective dates of FIN No. 46, and provided exemptions to certain entities from the original guidance.

FIN No. 46R sets forth criteria to be used in determining whether an investment in a variable interest entity should be consolidated, and is based on the general premise that companies that control another entity through interests other than voting interests should consolidate the controlled entity. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. As amended, the consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after December 31, 2003, regardless of when the variable interest entity was established. There was no impact to the Company upon the adoption of FIN No. 46 and FIN No. 46R.

SFAS No. 123 (revised 2004), Share-Based Payment

In December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FASB No. 123"), supersedes APB No. 25, "Accounting for Stock Issued to Employees" and amends FASB Statement No. 95, "Statement of Cash Flows." SFAS No. 123(R) requires that


                                      F33

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.   NEW ACCOUNTING PRONOUNCEMENTS (continued)

companies recognize all share-based payments to employees, including grants of employee stock options, in the financial statements. The recognized cost will be based on the fair value of the equity or liability instruments issued. Pro forma disclosure of this cost will no longer be an alternative under SFAS No. 123(R). The Statement is effective for public companies at the beginning of the first annual reporting period that begins after June 15, 2005.

As permitted by FASB No. 123, the Company currently accounts for its stock-based compensation plans under APB No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)'s fair value method will have some impact on the Company's results of operations, although it will have no impact on the Company's overall financial position or cash flows. The impact of adopting SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact would have approximated the amounts in its pro forma disclosure as described in the disclosure of pro forma net income and earnings per share in Note 1 of the Notes to Consolidated Financial Statements. Based on SFAS No. 123(R), the Company will transition to the new requirements by using the modified prospective transition method. This transition method requires compensation cost to be recognized for all share-based payments granted after the date of adoption and for all unvested awards existing on the date of adoption.

SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current standards. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company cannot estimate what those amounts will be in the future because they are dependant on, among other things, when employees exercise stock options.

The Company plans to adopt SFAS No. 123(R) as of the first day of the first quarter of Fiscal 2007, or May 1, 2006, as required.

14.   COMMITMENTS


The Company entered into a contract with IX Europe Limited for the provision of the hosting and support elements of its ISP requirements, and with MIS Limited for the firewall and security elements. Both contracts are renewable on an annual basis. The contract with Royal Mail, for the provision of a learning management system comprising a hosted service was renewed for a period of twelve months from April 1, 2005, at an annual value of GBP300,000 ($572,000). In October 2003, the Company launched its LFA product. It is expected that the Company will continue to make significant commitment to third party suppliers in the delivery of these products and services. Following the Company's move to Brighton, it entered into a lease arrangement for office facilities for a period of nine years, with a break clause after four years, up to which time the rental charge is fixed. Initially, this arrangement was for a serviced area of 4,700 square feet, but, in June 2004, due to the rapid expansion of the business, the occupied space was increased to 7,700 square feet, on similar terms and conditions. The annual cost, including service charges, is approximately GBP164,000 ($313,000). Open Training AB occupies three sites in Sweden, all of which are leasehold premises, with an annual cost of GBP89,000 ($170,000) per annum.


                                      F34

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.   RELATED PARTY TRANSACTIONS

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

Also in April 2002, the Company contracted for the issue of 803,046 Ordinary Shares at a price of $0.07 per Ordinary Share under a Salary sacrifice arrangement, representing an aggregate purchase price of $56,000. The following individual purchased the number of Ordinary Shares indicated in connection with this transaction: Mr. Mats Johansson (648,183 shares). At the same time, Mr. Jan Vandamme agreed to accept 102,000 Ordinary Shares at a price of $0.07 per Ordinary Share in settlement of outstanding invoiced charges for work done for the Company.In October 2002, the Company completed a new investment round from existing investors and affiliates, raising a further GBP150,000 ($230,000), represented by the issuance of a further 2.7 million (approximately) ordinary shares at a price of $0.085 per share, at market rate. The following individuals/entities purchased the number of shares indicated in connection with this transaction: Rennes Foundation (1,177,647 shares), Mr. Mats Johannson (181,176 shares).

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


                                      F35

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.   RELATED PARTY TRANSACTIONS (continued)

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

In October,  2004,  Mr. M  Johansson  and Mr. J Vandamme  exercised  372,500 and
50,000 options respectively to purchase an equivalent number of Futuremedia Ordinary shares for a total aggregate price of $42,250, and 372,500 and 50,000 respectively to purchase an equivalent number of Futuremedia Ordinary shares for a total aggregate price of $63,375.

In November 2004, Mr. C Wit exercised 100,000 options to purchase an equivalent number of Futuremedia Ordinary shares for a total aggregate purchase price of $64,000, all of which were sold before April 30, 2005.

In February, 2005, the Company contracted and received the cash for the issue of 926,972 Ordinary, shares at a market price of $0.76 per Ordinary share, for a total aggregate purchase price of $704,500. The following entities and individuals purchased the number of Ordinary Shares indicated in connection with this private placement: Rennes Foundation (795,394 shares), Mr. J Vandamme (65,789 shares) and Mr. L Fertig (65,789 shares).

Also in February, 2005, Mr. Kleman agreed to accept 69,803 Ordinary shares at the market price of $0.716 per Ordinary share for a total equivalent value of $50,000 in part payment of an outstanding debt owed to him by the Company in respect of work undertaken by Mr. Kleman associated with the acquisition of Open Training AB, which was concluded on April 14, 2005.

In April 2005, Mr. M Johansson, in accordance with the terms of the Settlement Agreement that had been entered into between Mr. Johansson and the Company on his resignation in January, 2005, agreed to accept 388,614 Ordinary Shares in respect of commissions due to him, for a total equivalent value of $155,834.

During the year ended April 30, 2005, the following directors received payment for consultancy services provided through independent service companies: Mr. J.Vandamme GBP58,000 ($111,000), Mr. C.Kleman GBP28,000 ($53,000).


16       SUBSEQUENT EVENTS

Subsequent to the year end, in May 2005, the Company contracted with Network Rail Infrastructure Limited for the provision of Learning for AllTM products and services. It is expected that this contract


                                      F36

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.   SUBSEQUENT EVENTS (continued)

will result in revenues in the order of GBP 1.5 million over the two planned phases, which will be recognized over the next three to four years.

Also in May 2005, recognizing that the Company had too large an infrastructure relative to the revised revenue expectations announced in February 2005, a series of cost reductions were implemented, including headcount reductions, which will yield benefits in fiscal 2006.

Subsequent to the year end, on July 21, 2005, the Company entered into a private placement with M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC), through its designated funds, Monarch Pointe Fund, Ltd, Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP (collectively, "M.A.G."), to provide financing to the Company in the amount of $4 million. The investment was made via a convertible loan that is convertible (subject to certain terms and conditions) into Ordinary Shares of the Company. The conversion rate is based on the volume weighted average price of the Company's ADSs for the five trading days prior to July 13, 2005, the date that the Company entered into a term sheet with M.A.G. for the investment. The loan bears interest at an annual rate equal to the greater of 8.5% or Wall Street Journal Prime Rate plus 3%, but in no event greater than 10%. The Company also issued warrants to the investors covering an aggregate of 6.2 million Ordinary Shares with an exercise price of $0.61 per share. The agreement with M.A.G also provides for an additional $2 million of funding that may be available at Futuremedia's request provided that Futuremedia achieves certain performance benchmarks. Net proceeds to the Company from the M.A.G. investment were approximately $3.8 million. The Company also issued warrants to purchase 411,692 Ordinary Shares to its financial adviser on the investment on substantially the same terms as the warrants issued to the investors.


                                      F37