Form 20-F
period 2006-04-30
FUTUREMEDIA PLC
filed 2006-11-14
CIK 906476

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 0-21978

FUTUREMEDIA PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

NILE HOUSE, NILE STREET, BRIGHTON, EAST SUSSEX BNI 1HW, ENGLAND
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: American Depositary Shares (each representing one Ordinary Share); Ordinary Shares of 1 1/9 p each

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of period covered by the annual report: 133,373,349 Ordinary Shares of 1 1/9 p each.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a no-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐  Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

EXPLANATORY NOTE

As used herein, except as the context otherwise requires, the terms "Company", “we”, “our”, “Futuremedia” and "Futuremedia PLC" refer to Futuremedia Public Limited Company and its subsidiaries. The Company is organized under the laws of England and Wales. The Company's offices are located at Nile House, Nile Street, Brighton, East Sussex BNI 1HW, England. The Company's telephone number is 011-44-1273-829700. The Company does not have offices in the United States.

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

The Company publishes its Consolidated Financial Statements expressed in United Kingdom ("UK") pounds sterling. Such financial statements are prepared in conformity with United States generally accepted accounting principles ("US GAAP"). In this document, references to "US dollars", "US$", "cents" or "$" are to United States ("US") currency and references to "pounds sterling", "sterling", "GBP", "pence" or "p" are to UK currency. Solely for convenience, this Annual Report contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or any other rates. Unless otherwise indicated, the translation of pounds sterling into US dollars have been made at the rate of GBP1.00 = $1.8263, the Noon Buying Rate in New York City for cable transfers in pounds sterling as certified for customs purposes, by the Federal Reserve Bank of New York (the "Noon Buying Rate") on April 30, 2006. On November 13, 2006 the Noon Buying Rate was GBP 1=$1.9024. For information regarding rates of exchange between pounds sterling and US dollars from fiscal 2002 to the present see "Item 3.A. Selected Financial Data - Exchange Rates."

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

Information contained on any of the Company's Internet websites, or any other websites referred to herein, does not constitute part of this Annual Report and is not incorporated by reference herein.

COMMUNICATIONS WITH HOLDERS OF ADSs

In advance of the Company’s General Meeting held on June 8, 2006, the Company advised holders of ADSs that, to minimize expenses, it had decided not to distribute to holders of ADSs a hard copy of the Company’s annual report to shareholders. Instead, the Annual Report was made available on the Company’s website (www.futuremedia.co.uk) and, on request, in hard copy from the Company or from the Depositary. The Annual Report was also filed electronically with the United States Securities and Exchange Commission (“SEC”) on Form 6-K. The Company believes that this manner of making information available to holders of ADSs is consistent with its obligations under applicable law and the rules of the NASDAQ Stock Market and intends to make future information available in a similar manner.

NOTE ON FOREIGN ISSUER EXEMPTIONS UNDER IM-4350-6 OF THE NASDAQ RULES

IM-4350-6 provides, in part, that “[a] foreign issuer . . . listed on Nasdaq may follow the practice in such issuer’s home country . . . in lieu of some of the provisions of Rule 4350”. The Company is incorporated and registered under the laws of England and Wales. The Company is not listed on any other stock market or securities exchange except for the Nasdaq-CM. Accordingly, the laws applicable to the Company under its home country are the laws of England and Wales applicable to privately held, unlisted companies incorporated and registered in England in Wales. As a result, in may cases, following home country law and practice may mean that there is no rule or requirement similar to the relevant provision of Rule 4350.

Exemption From Shareholder Approval for Share Issuances in Excess of 20% of the Number of Shares Outstanding Under Rule 4350(i)(1)(C)

The Company has complied and may in the future comply with applicable law and accepted practices in England for privately held, unlisted companies in lieu of some of the provisions of Rule 4350(i) in cases where such actions are not prohibited by English law.

Rule 4350(i) requires issuers to obtain advance shareholder approval for certain issuances of designated securities. In particular, Rule 4350(i)(1)(C), in relevant part, requires shareholder approval of issuances “in connection with the acquisition of stock or assets of another company if . . . where, due to the present or potential issuance of common stock, or securities convertible into or exercisable for common stock . . . the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares . . . outstanding before the issuance.”

Without shareholder approval on April 25, 2006 the Company closed its acquisition of EBC and on May 26, 2006 the Company closed its acquisition of Button Group PLC, both of which involved the issuance or possible issuance of the Company’s Ordinary Shares (the English equivalent of common stock) in excess of the 20% limitation contained in Rule 4350(i)(1)(C). Furthermore, without shareholder approval on August 3, 2006 the Company closed a $9,000,000 total financing with Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C. (this financing was made in two tranches, the first closed on April 25, 2006 and the second on August 3, 2006), on September 28, 2006 the Company closed on a separate $550,000 financing with Cornell Capital Partners, LP, on October 25, 2006 the Company closed on a $5,000,000 financing with an investor in accordance with Rule 903 of Regulation S, promulgated under the United States Securities Act of 1933, as amended and on November 6, 2006 the Company closed on a $800,000 financing with Le Shark Limited in accordance with Rule 903 of Regulation S, promulgated under the United States Securities Act of 1933, as amended. Each of these financing involved the issuance or possible issuance of the Company’s Ordinary Shares in excess of the 20% limitation contained in Rule 4350(i)(1)(C). See “Item 4. Information on the Company. A. History and Development of the Company. Recent Developments.”

Exemption From Shareholder Approval for Shares Issued at a Discount to Market to Directors Under Rule 4350(i)(1)(A)

Rule 4350(i) requires issuers to obtain advance shareholder approval for certain issuances of designated securities. In particular, Rule 4350(i)(1)(A) requires shareholder approval of issuances of common stock or securities convertible into or exercisable for common stock by the company to its officers, directors, employees, or consultants, at a price less than the market value of the stock because such issuances are considered a form of "equity compensation". Due to the Company’s status as a foreign registrant, shareholder approval is not required under the Nasdaq rules as long as the Company complies with the rules and regulations of its country of incorporation. Without shareholder approval on May 4, 2006 the Company entered into a private placement of Ordinary Shares for subscriptions totaling $4,315,000. Certain subcribers included the following Company Directors: Jan Vandamme, Leonard M. Fertig, Mick Pilsworth and Michiel Steel, each of whom invested $50,000 in the Company’s Ordinary Shares. See “Item 4. Information on the Company. A. History and Development of the Company. Recent Developments.”

Exemption from Annual Meeting Requirement Under Rule 4350(e)

Under Rule 4350(e), all Nasdaq Stock Market issuers are required to hold an annual meeting of shareholders. The annual meeting must be held within twelve months of the end of the Company’s fiscal year end. However, English law (Companies Act 1985, section 366) allows an interval of up to 15 months between the annual meeting of one year and that of the next. In fiscal year 2005 the Company’s annual meeting was held on March 17, 2005. In fiscal year 2006 the Company’s annual meeting was held on June 8, 2006 (approximately 13 months after the 2005 annual meeting).

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

The Company's forward-looking statements are accurate only as of the date of this Report, or in the case of forward-looking statements in documents incorporated by reference, as of the date of those documents. The Company identifies forward-looking statements with the words “plans”, “expects”, “believes”, “intends”, “anticipates”, “estimates”, “will”, “should”, “would” and similar expressions. Examples of the Company's forward-looking statements may include statements related to:

-	the Company's plans, objectives, expectations and intentions, including without limitation the Company’s expectations regarding future working capital requirements and financial results;

-
the anticipated growth rate of the markets for outsourced employee benefit programs (and Internet-based learning technologies and products in general, and the Company's products and solutions in particular;

-	the timing, availability, cost of development and functionality of products and solutions under development or recently introduced;

-	the benefits anticipated from acquisitions by the Company; and

-	other statements that the Company makes under the caption “Trend Information” in Item 5.D. below.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable

ITEM 3. KEY INFORMATION

A.    SELECTED FINANCIAL DATA

The selected consolidated financial data as of April 30, 2005 and 2006 and for the years ended April 30, 2004, 2005 and 2006 have been derived from the audited consolidated financial statements of the Company included elsewhere in this Report. The selected consolidated financial data as of April 30, 2002, 2003 and 2004 and for the years ended April 30, 2002 and 2003 have been derived from the audited consolidated financial statements of the Company, which are not included in this Report.

The information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Company's audited consolidated financial statements and notes thereto and the discussion thereof included herein.

Income Statement Data	Years Ended April 30
	2006(1)		2006		2005		2004		2003		2002
	(in thousands, except per share data)
	$		GBP		GBP		GBP		GBP		GBP
Net sales	32,070		17,560		15,651		18,661		1,342		911
Operating loss	(9,409)		(5,152)		(3,762)		(705)		(1,041)		(2,028)
Net loss	(12,327)		(6,750)		(3,958)		(1,662)		(1,088)		(2,012)
Net loss per share - basic and diluted	(13.08)	c	(7.16)	p	(4.47)	p	(1.98)	p	(2.34)	p	(6.60)	p

Balance Sheet Data	As of April 30,
	2006(1)	2006	2005	2004	2003	2002
	(in thousands, except number of shares)
	$	GBP	GBP	GBP	GBP	GBP
Cash and cash equivalents	2,109	1,155	1,084	4,651	437	445
Total assets	24,830	13,596	5,609	10,545	3,156	2,089
Total current liabilities	16,857	9,230	7,189	8,813	1,581	1,522
Long-term debt and capital lease obligations	9,980	5,465	-	-	-	-
Stockholders’ (deficit)/equity	(2,007)	(1,099)	(1,580)	1,732	1,575	567
Number of shares outstanding	133,373,349	133,373,349	91,769,479	87,239,486	78,194,457	29,648,374
Stock to be issued	-	-	-	-	-	10,346,979

(1) US dollar amounts have been translated solely for convenience at the Noon Buying Rate on April 30, 2006 of GBP1.00 = $1.8263.

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

(a)	The exchange rate as of November 13, 2006 was GBP1=$1.9024.

(b)	The high and low exchange rates for each month during the previous six months expressed in US dollars per pound sterling were as follows:

	HIGH	LOW

October, 2006	$1.8993	$1.8554
September, 2006	$1.9063	$1.8712
August, 2006	$1.9084	$1.8652
July, 2006	$1.8636	$1.8236
June, 2006	$1.8790	$1.8163
May, 2006	$1.8937	$1.8262

(c)
For the five most recent fiscal years, the average rates for each period, calculated by using the average of the exchange rates on the last business day of each month during the period, were as follows:

Year Ended April 30,	Average

2002	1.4339
2003	1.5684
2004	1.7193
2005	1.8537
2006	1.7683

B.    CAPITALIZATION AND INDEBTEDNESS.

Not Applicable

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not Applicable

D.    RISK FACTORS.

This Annual Report contains forward-looking statements, which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following Risk Factors and elsewhere in this Annual Report.

Risks Relating to Our Financial Condition

We have a history of significant losses and may not be profitable in the future.

For the fiscal year ended April 30, 2006 we have reported net losses of GBP6,750,000 ($12,327,000) on revenues of GBP17,560,000 ($32,070,000). For the fiscal year ended April 30, 2005, we have reported net losses of GBP3,958,000 on revenues of GBP15,651,000. For the Fiscal year ended April 30, 2004, we have reported net losses of GBP1,662,000 on revenues of GBP18,661,000. We have experienced significant cash constraints on our operations during these years. Our Managed Benefit Programs, launched in October 2003, continued to make the major contribution to the income statement, generating GBP15,224,000 ($27,804,000) of revenue and GBP2,419, 000 ($4,419,000) of gross margin contribution in fiscal 2006 compared to GBP14,036,000 of revenues and GBP1,033,000 of gross margin contribution in fiscal 2005, compared to GBP17,366,000 of revenues and GBP2,120,000 of gross margin contribution in fiscal 2004. Our Managed Benefits Programs are likely to be materially impacted by the recent termination of the Home Computing Initiative by the UK Government (see below, Risk Factor “The recent termination of the Home Computing Initiative by the UK Government is likely to harm our business”). Although we expect to reach cash positive operations by the first calendar quarter of 2007, it may be the case that we continue to operate at a loss for the foreseeable future. If we continue to have operating losses, there is no certainty that we will have the financial resources to continue in business.

Our liquidity may be significantly impaired if we have problems raising capital we need in the future.

As of April 30, 2006, we had a working capital deficit of GBP 1,749,000 ($3,195,000). Historically, we have financed our operations and met our capital requirements primarily through funds generated from operations and the issuance of our ADSs. Market and other conditions largely beyond our control may affect our ability to engage in future sales of such securities, the timing of any such sales, and the amount of proceeds therefrom. Even if we are able to sell any such securities in the future, we may not be able to sell at favorable prices or on favorable terms. In addition, this funding source may not be sufficient in the future, and although we expect to reach cash positive operations by the first calendar quarter of 2007, it may be the case that we need to obtain funding from outside sources. However, we may not be able to obtain funding from outside sources. In addition, even if we find outside funding sources, we may be required to issue to such outside sources securities with greater rights than those currently possessed by holders of our ADSs. We may also be required to take other actions, which may lessen the value of our ADSs or dilute our ADSs, including borrowing money on terms that are not favorable to us or issuing additional shares of ADSs. If we experience difficulties raising capital in the future, our business could be materially adversely affected.

Risks Relating to Our Business Generally

Our business may be harmed by acquisitions we have completed and may complete in the future.

We have acquired related businesses and may pursue additional acquisitions in the future. We cannot guarantee that we will realize any anticipated benefits from acquisitions that we have recently completed or may complete in the future. In connection with the businesses we have recently acquired (including EBC and Button Group plc) and other businesses we may acquire in the future, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing business.

Our identification of suitable acquisition candidates involves risks inherent in assessing the values, strengths, weaknesses, risks and profitability of acquisition candidates, including the effects of the possible acquisition on our business, diversion of our management’s attention and risks associated with unanticipated problems or latent liabilities. If we are successful in pursuing future acquisitions, we will be required to expend significant funds, incur additional debt or issue additional securities to finance such acquisitions, which may negatively affect our results of operations and be dilutive to our stockholders. We cannot guarantee that we will be able to finance additional acquisitions on terms satisfactory to us, if at all. If we spend significant funds or incur additional debt, our ability to obtain financing for working capital or other purposes could decline which could harm our business and prospects.

The loss of one or more of our significant customers could harm our business and prospects

For the fiscal year ended April 30, 2006, our two largest customers together represented approximately 33% and 32%, respectively, of our gross sales. The loss of either of these major customers could have a material adverse effect on our business, financial condition and results of operations.

The recent termination of the Home Computing Initiative by the UK Government, is likely to harm our business.

On March 22, 2006, the UK Government announced, as part of its bi-annual treasury budget statement, the termination of the HCI tax exemption. The termination became effective on April 6, 2006. Those employers and employees who signed up for the HCI benefit prior to April 6, 2006 remain eligible to receive this benefit for its three year term. We continue to provide services to HCI clients and over 40,000 employee-subscribing households without interruption. The future of HCI remains unclear, although, the UK Government is considering plans for a revised version. The timetable for the release of such scheme is unknown. We will continue to provide Managed Benefit Services to UK companies. On April 26, 2006 we announced an expansion of our portfolio with the launch of a new Managed Benefits solution at the Employee Benefits North Conference and Exhibition. The new service, while not incorporating tax benefits, will provide the opportunity for employers to offer employees and their families home-based education and digital access for work, school and life enhancement. This service will target both companies which previously offered HCI, plus those other companies whose plans to do so were cut short by the UK Government’s change in the tax regulations. The elimination of the HCI tax exemption by the UK Government is likely to harm our business. Also, the market for our new Managed Benefits Services may never develop further and our products may not achieve broader market acceptance, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to compete successfully.

The net-based learning business evolves rapidly and is subject to rapid technological change. We currently compete both with smaller UK based companies as well as larger multinational firms in the development and implementation of net-based learning products. Some of these competitors are more established, better capitalized and have a better market position than us.

In addition, these competitors may have the ability to respond more quickly to new or emerging technologies, may adapt more quickly to changes in customer requirements and may devote greater resources to the development, promotion and sale of their products and services than us. We may also have a cost disadvantage compared to competitors who have greater direct buying power from suppliers or who have lower cost structures.

The sales cycle for our products, marketed toward corporate customers, is lengthy and there is no guaranty of resulting sales.

A substantial portion of our revenues are derived from sales of our products and services to large corporate customers and public sector organizations , whereby we provide products and services directly to customers’ employees, in their own homes. Customers demand highly reliable products and services to be provided to their employees, and often implement a lengthy selection process in order to determine the successful supplier. This process can take up to several months before our customers commit to purchase. Such selection processes are commonly based on us providing access to demonstration material based on existing solutions produced for other customers and frequently require significant pre-sales activity.

The sales volume of some of our hosted and Managed Benefit Programs are significantly dependent on acceptance and adoption of the product by our customers’ employees. Some of our customers may also source third party e-Learning content products that compete with our products. These customers could give higher priority to the use of competing products. Some of our customers do not have exclusive or long-term purchase obligations with us. The failure of customers to decide to purchase our products after we spend significant marketing resources and the possibility that customers may source third party competing products could harm our business.

The marketing and sales cycle for our products is lengthy. Some of our customers contract for delivery of solutions over a period of up to three years. The continuation of such contracts depend on the continued acceptance of the product by the customer’s employees, and discontinuation of such contracts could have a material adverse impact on our business, financial condition and results of operations. Additionally, the time lag from initiation of marketing efforts to final sales can be lengthy and expensive and there is no guaranty that the expenditure of significant time and resources will results in sales.

Our business could be harmed if we are unable to protect our proprietary technology.

We have no patents with respect to our product design or production processes.

In choosing not to seek patent protection, we instead have relied on the complexity of our technology, our trade secret protection policies, common law trade secret laws, copyrights, and confidentiality and/or license agreements entered into with our employees, suppliers, sales agents, customers and potential customers.

As a part of our trade secret protection policies, we try to limit access to, and distribution of, our software, related documentation and other proprietary information. We cannot assure that such strategy will prevent or deter others from using our products to develop equivalent or superior products or technology, or from doing so independently.

Further, we cannot assure that we will seek or obtain patent protection for future technological developments or that any patents that may be granted in the future would be enforceable or would provide us with meaningful protection from competitors.

Moreover, litigation by us to enforce or defend our proprietary rights could result in significant expense and divert the efforts of our technical and management personnel, whether or not such litigation results in a favorable outcome for us. In order to avoid expense or diversion of resources, we could agree to enter into a license agreement or other settlement arrangement, notwithstanding our continuing belief in our position.

Our business would be harmed if our products and technology infringe on the intellectual property rights of others.

We cannot assure that our products do not, and that our proposed products will not, infringe any patents or rights of others. If a patent infringement claim is asserted against us, whether or not we are successful in defending such claim, the defense of such claim may be very costly. While we are unable to predict what costs would be incurred if we were obliged to devote substantial financial or management resources to patent litigation, our ability to fund our operations and to pursue our business goals may be substantially impaired.

If we fail to renew critical licensing arrangements our business and prospects could be harmed.

We market a number of products under license from several suppliers and under varying terms of exclusivity and tenure. While we believe that these licensing arrangements will continue and, if considered in our best interest, will be renewed, we cannot assure that licenses will be extended with us on satisfactory terms, if at all. While we believe that the failure to extend licensing arrangements with respect to one or a small number of products would not substantially affect us, the failure to renew a significant number of the present licenses could have an adverse effect on the future profitability of our business and prospects.

Our business could be harmed if our products contain undetected errors or defects or do not meet customer specifications.

We are continuously developing new products and improving our existing products. Newly introduced products can contain undetected errors or defects. In addition, these products may not meet customer performance specifications under all conditions for all applications. If, despite our internal testing and testing by our customers, any of our products contains errors or defects or any of our products fail to meet customer specifications, then we may be required to enhance or improve those products or technologies. We may not be able to do so on a timely basis, if at all, and may only be able to do so at considerable expense. In addition, any significant reliability problems could result in adverse customer reaction, negative publicity or legal claims and could harm our business and prospects.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq-CM (formerly the Nasdaq Small Cap Market) rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. We expect these efforts to require the continued commitment of significant resources. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

Risks Relating to the e-Learning Market

Our future success will depend upon the highly volatile and unpredictable e-Learning market.

Revenues derived from the sale of our e-Learning solutions are directly or indirectly related to spending and investment plans of large corporate businesses and public sector organizations on net-based learning technologies and associated services. These large businesses and public sector organizations may be subject to significant fluctuations as a consequence of general economic conditions, industry patterns or other factors affecting such spending and investment. Expenditures for products and services such as ours are directly affected by these fluctuations. We expect that our operations will continue to depend on these factors. Fluctuations, downturns or slowdowns in these large businesses could have a material adverse effect on our business, financial condition and results of operations.

Seasonal fluctuations in the market may create periodic rises in expenses or falls in demand which would be difficult to offset.

The demand for our products is generally expected to be stronger in the second half of the fiscal year (which ends on April 30) and weaker in the first half due to seasonal buying patterns in the UK and the rest of Europe, as well as the seasonality created by the timing of the client-internal marketing campaigns for Managed Benefit Program products, which tend to peak in the third fiscal quarter, with deliveries scheduled by Christmas. The shifts in demand for our products may make it difficult to plan delivery capacity and business operations efficiently. If demand is significantly below expectations we may be unable rapidly to reduce fixed costs, which can diminish gross margins and cause losses. A downturn in demand may also leave us with excess inventory, which may be rendered obsolete or overvalued as products evolve during the downturn and demand shifts to new products or prices fall. Conversely, in upturns in demand, we may incur expenses to expedite delivery of products, procure scarce components and outsource additional manufacturing processes. These expenses could reduce our gross margins and overall profitability. Any of these results could seriously harm our business, financial condition and results of operations.

The markets for our products are in the early stage of development.

The markets for most of our products are at a relatively early stage of development and customer acceptance. Broader acceptance of our products will depend on customer and end-user reaction to those products and the price and performance of our products and our competitors' products. We believe that the development of these markets will, in part, depend on the success of our efforts to inform and demonstrate to our customers the perceived efficacy of our products.. These markets may never develop further and our products may not achieve broader market acceptance, which could have a material adverse effect on our business, financial condition and results of operations.

Our success depends upon our ability to adapt to rapid changes in products, technology and customer requirements.

Our business will be significantly influenced by technological changes and innovations. The market for our products is characterized by rapidly changing technology, evolving industry standards and frequent introductions of new products. We have historically derived a significant portion of our revenues from the sale of new and enhanced products. Our future success will depend upon our ability to enhance our existing products and to source, develop and introduce, on a timely and cost-effective basis, new competitive products with features that meet changing customer requirements and address technological developments.

Our products could be rendered obsolete by new customer requirements or the emergence of new technologies. Our failure to develop, manufacture and sell new products and product enhancements in quantities sufficient to offset a decline in revenues from existing products or to manage product transitions successfully would have a material adverse effect on our business, financial condition and results of operations.

As new products are introduced, we must attempt to monitor closely the range of our products to be replaced and to phase out their production and distribution in a controlled manner. There can be no assurance, however, that such product transitions will be executed without adversely affecting overall product sales or that we will be successful in identifying, developing, and marketing new products or enhancing our existing products.

The development of new products has required, and will continue to require, that we spend significant financial and management resources. Our business would be materially adversely affected if we were to incur delays in developing new products or enhancements or if such products or enhancements did not gain market acceptance. In addition, there can be no assurance that products or technologies developed by one or more of our present or potential competitors could not render obsolete both our present and future products.

There is no assurance that the useful life of any product will be long enough to enable us to recover its development costs. In addition, sales of certain of our products generally may tend to decline over time unless the products are enhanced or repackaged.

Risks Relating to the Market for Our Securities

The market price of our ADSs have been and may continue to be volatile.

The market price of our ADSs has been and may continue to be highly volatile. Consequently, the current market price of our ADSs may not be indicative of value. We believe that a variety of factors could cause the price of our ADSs to fluctuate including:

•	announcements and rumors of developments related to our business, or the industry in which we compete;
•	quarterly fluctuations in our actual or anticipated operating results;
•	general conditions in the e-Learning market;
•	new products or product enhancements by us or our competitors;
•	announcements of technological innovations;
•	developments in our relationships with our customers and suppliers; and
•	general conditions in the worldwide economy.

Our ADSs may be affected by volume fluctuations and may fluctuate significantly in price.

Our ADSs are currently traded on the Nasdaq-CM. The average daily trading volume of our ADSs for the thirty days ending November 13, 2006 was 22,960,070 ADSs. The high and low bid price of our ADSs for the last two years has been $1.170 and $0.080 respectively. Our ADSs have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ADSs without regard to our operating performance.

We may issue additional securities which may be dilutive to our stockholders.

We presently have outstanding options pursuant to which an aggregate of 11,269,194 ADSs may be issued upon exercise thereof. We also presently have up to an aggregate of 192,565,168ADSs issuable upon conversion and exercise of (i) the Convertible Debentures and Warrants issued to M.A.G. on the closing date of July 21, 2005, also known as the M.A.G. Financing; (ii) the Convertible Note and Warrant issued to Cornell Capital Partners, LP in connection with a $2,500,000 financing with a closing date of December 19, 2005, also known as the $2,500,00 Financing, (iii) the Amended and Restated Secured Convertible Notes issued to Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB, Bank, B.S.C. and Warrants issued to Cornell Capital Partners, LP in connection with a $9,000,000 financing consisting of (a) a $7,500,000 tranche of financing with a closing date of April 25, 2006 and (b) the extension to this $7,500,000 financing with an additional $1,500,000 tranche of financing with a closing date of August 3, 2006 (the total financing with Cornell Capital Partners, LP, Certain Wealth, Ltd, and TAIB Bank was for $9,000,000), also known as the $9,000,000 Financing, (iv) the $1,500,000 Secured Convertible Note issued to Cornell Capital Partners, LP in connection with the $9,000,000 Financing; (v) the Subscription Agreement and Warrants issued to an investor on October 25, 2006 pursuant to a $5,000,000 private placement conducted in accordance with Rule 903 of Regulation S, promulgated under the United States Securities Act of 1933, as amended, also known as the $5,000,000 Private Placement; and (vi) the Subscription Agreement issued to Le Shark Limited on October 27, 2006 pursuant to a $800,000 private placement conducted in accordance with Rule 903 of Regulation S, promulgated under the United States Securities Act of 1933, as amended, also known as the $800,000 Private Placement. In addition, we issued an additional warrant to our financial advisor to purchase up to 411,692 ADSs in connection with the M.A.G. Financing. Furthermore, in connection with the $2,500,000 Financing, the $9,000,000 Financing, and the $550,000 Secured Convertible Note issued to Cornell Capital Partners, LP in connection with the $550,000 financing with a closing date of September 28, 2006, also known as the $550,000 Financing, we issued an aggregate of 1,915,000 fully paid and nonassessable ADSs to Cornell Capital Partners, LP. The issuance of any additional ADSs, whether upon the exercise of derivative securities, including options, warrants or debentures, in connection with a financing or otherwise, including additional ordinary shares issuable as a consequence of any anti-dilution provisions set forth in the instruments evidencing such derivative securities, would reduce the proportionate ownership and voting power of then-existing shareholders.

We may not be able to continue to satisfy the applicable standards for continued listing on the Nasdaq-CM Market.

Our ADSs are currently traded on the Nasdaq-CM. No assurance can be given that an orderly trading market will be sustained in the future. Also, Nasdaq requires that, in order for a company's securities to continue to be listed on the Nasdaq-CM, the company must maintain either a minimum stockholders’ equity of $2,500,000, market capitalization of $35,000,000 or net income of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. We had negative stockholders’ deficit of approximately $2,007,000 at April 30, 2006, net loss for the year ended April 30, 2006 of $12,327,000, and a net loss for the financial year ended April 30, 2005 of $7,228,000 and a market capitalization of $42,045,307 on April 30, 2006.

On February 16, 2006, we announced that we had received notice from The Nasdaq Stock Market (a Staff Determination Letter) advising us that our securities are subject to delisting based upon our failure to have a market value of listed securities of at least $35,000,000 or, in the alternative, $2,500,000 in shareholders' equity or $500,000 in net income in the last fiscal year or in two of the last three fiscal years. We requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination and to request the continued listing of our ADSs on The Nasdaq Stock Market pending our compliance with the alternative requirement of $2,500,000 in shareholders' equity. On March 9, 2006, we announced that our hearing before a Nasdaq Listing Qualifications Panel had been scheduled for March 23, 2006. The hearing was held on that date. On April 28, 2006, we received notification from The Nasdaq Stock Market granting our request for continued listing subject to our executing our plan to achieve more than $2,500,000 in shareholders' equity by May 31, 2006. On May 31, 2006 we announced that with the close of the Button Group plc acquisition on May 26, 2006 and the private placement of $4,315,000, which we announced on May 4, 2006, we had completed our plan and believed we had met the shareholders’ equity requirement for continued listing. On June 9, 2006, we received notification that the Nasdaq Listings Qualifications Panel determined that we are in compliance with all Nasdaq Marketplace Rules and therefore approved the continued listing of our securities on the Nasdaq-CM.

In addition, effective May 29, 2006, the continued listing of our ADSs became subject to a $1.00 minimum bid price. Our ADSs do not currently meet the $1.00 minimum bid price. On July 8, 2006, we received a notice from Nasdaq-CM of our failure to meet the $1.00 minimum bid price for 30 consecutive business days pursuant to Nasdaq rule 4320(e). We have a period of 180 calendar days from such notification to achieve compliance. If we are not deemed in compliance prior to the expiration of the 180 day compliance period, we shall be afforded an additional 180 days compliance period, provided that on the 180th day of the first compliance period, we demonstrate that we meet the criteria for initial inclusion set forth in Nasdaq Rule 4320(e) (except for the bid price requirement set forth in Rule 4320(e)(2)(E)(i)) based on our most recent public filings and market information. Our Board of Directors has decided to monitor the price of our ADSs before determining action in response to this notice. If our minimum bid price does not exceed $1.00 and if we are required to take action, we believe that we will be able to adjust appropriately the ratio of ordinary shares to ADSs so that the bid price of our ADSs traded will exceed $1.00. However, we cannot provide any assurance that our ADSs will satisfy such $1.00 threshold despite adjustments in the ratio of ordinary shares to ADSs.

If it is determined that, notwithstanding our meeting the minimum bid standard, that we otherwise are not in compliance with Nasdaq rules, our ADSs will be delisted from Nasdaq unless we successfully appeal the delisting determination. We cannot provide any assurance that our ADSs will meet the required $1.00 minimum bid price (or any other Nasdaq listing criteria) at any time in the future or that any appeal by us of a delisting determination would be successful.

Our ADSs may become subject to penny stock regulation.

In the event our ADSs are delisted from the Nasdaq-CM, our ADSs may become subject to the "penny stock" rules of the United States Securities and Exchange Commission, also known as the Commission. A "penny stock" is generally an equity security with a market price of less than $5.00 per share which is not quoted through (i) the Nasdaq system; (ii) a national securities exchange in the US; or (iii) a national securities exchange in the US that has been continuously registered since April 20, 1992 and that has maintained initial and continued listing standards that are substantially similar to or stricter than the listing standards that were in place at that exchange on January 8, 2004. Due to the risks involved in an investment in penny stocks, US securities laws and regulations impose certain requirements and limitations on broker/dealers who recommend penny stocks to persons other than their established customers and accredited investors, including making a special written suitability determination for the purchaser, providing purchasers with a disclosure schedule explaining the penny stock market and its risks and obtaining the purchaser's written agreement to the transaction prior to the sale. These requirements may limit the ability of broker/dealers to sell penny stocks. Also, because of these requirements and limitations, many broker/dealers may be unwilling to sell penny stocks at all. In the event we become subject to the Commission's rules relating to penny stock, the trading market for the ADSs may be materially adversely affected.

Risks Relating to the Financing Arrangements with Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C.

Cornell Capital Partners, LP could hold up to 42.431% of our ADSs which could allow Cornell Capital Partners, LP to control or influence shareholder votes.

Pursuant to the $9,000,000 financing consisting of (i) a $7,500,000 tranche of financing with a closing date of April 25, 2006 and (ii) the extension to this $7,500,000 financing with an additional $1,500,000 tranche of financing with a closing date of August 3, 2006 (the total financing with Cornell Capital Partners, LP, Certain Wealth, Ltd, and TAIB Bank was for $9,000,000), also known as the $9,000,000 Financing, Cornell Capital Partners could own up to 4.9% of our ADSs, at present approximately 11,000,931 of our issued and outstanding ADSs. Since Cornell Capital Partners, LP can waive such limit, it could own at least up to 75,477,500 ADSs issuable upon (w) conversion of a $5,500,000 Amended and Restated Secured Convertible Note issued to Cornell Capital Partners, LP in connection with the a $9,000,000 Financing (up to 55,000,000 ADSs are issuable to Cornell Capital Partners, LP upon conversion of the $5,500,000 Amended and Restated Secured Convertible Notes ); (x) conversion of a $1,500,000 Secured Convertible Note issued to Cornell Capital Partners, LP pursuant to the $9,000,000 Financing (up to 15,000,000 ADSs are issuable to Cornell Capital Partners, LP upon conversion of the $1,500,000 Secured Convertible Note;(y) exercise of a 4,000,000 ADS Warrant and a 750,000 ADS Warrant issued to Cornell Capital Partners, LP pursuant to the $9,000,000 Financing; and (z) 727,500 fully paid and non assessable ADSs issued to Cornell Capital Partners, LP pursuant to the $9,000,000 Financing..

Pursuant to the $550,000 financing with Cornell Capital Partners, LP which closed on September 28, 2006, also known as the $550,000 Financing, Cornell Capital Partners, LP own 1,000,000 fully paid and non assessable ADSs issued to Cornell Capital Partners, LP pursuant to the $550,000 Financing. The Secured Convertible Loan Note for $550,000 Financing was repaid by the Company on October 27, 2006.

Additionally, pursuant to the December 19, 2005 financing with Cornell Capital Partners, LP, Cornell Capital Partners, LP could own up to 4.99% of our ADSs, at present approximately 11,202,989 of our issued and outstanding ADSs. Since Cornell Capital Partners, LP can waive such limit, it could own at least up to 18,784,020 ADSs issuable upon (i) conversion of a $2,500,000 Convertible Note (up to 18,346,520 ADSs are issuable upon conversion of the $2,500,000 Convertible Note), (ii) exercise of a 250,000 ADS Warrant, and (iii) 187,500 fully paid and non assessable ADSs issued to Cornell Capital Partners, LP.

Such 95,261,520 ADSs issued to Cornell Capital Partners, LP in the aggregate (75,477,500 ADSs + 1,000,000 +18,784,020 ADSs) would represent approximately 42.431% of our issued and outstanding ADSs on a post conversion/exercise basis. If all or most of these ADSs are issued to, and held by, Cornell Capital Partners, LP, it would be able to control or influence the disposition of any matter submitted to a vote of shareholders. This concentration of ownership may also have the effect of delaying or preventing a change of control of us. In addition, if Cornell Capital Partners, LP chooses to sell a substantial number of our ADSs in the public market at or about the same time, such sales could cause the market price of our ADSs to decline. In addition, the sale of these ADSs could impair our ability to raise capital through the sale of additional ADSs.

Cornell Capital Partners, LP’s interests may conflict with the interest of our shareholders.

Cornell Capital Partners, LP owns, controls and has interest in a wide array of companies, some of which may compete directly or indirectly with us. As a result, Cornell Capital Partners, LP’s interests may not always be consistent with our interests or the interests of our shareholders. There are no specific agreements or arrangements in place between us and Cornell Capital Partners, LP to address potential or actual conflicts that may arise. To the extent that conflicts of interest may arise between us and Cornell Capital Partners, LP, those conflicts may be resolved in a manner adverse to us or to you or other holders of our securities.

Holders of our secured indebtedness will have a prior claim on our assets.

As part of our $9,000,000 financing with Cornell Capital, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C. consisting of (i) a $7,500,000 tranche of financing with a closing date of April 25, 2006 and (ii) the extension to this $7,500,000 financing with an additional $1,500,000 tranche of financing with a closing date of August 3, 2006 (the total financing with Cornell Capital Partners, LP, Certain Wealth, Ltd, and TAIB Bank was for $9,000,000), also known as the $9,000,000 Financing which signed on April 19, 2006 and closed on April 25, 2006, we issued (i) an Amended and Restated Secured Convertible Note to Cornell Capital Partners, LP in the aggregate principal amount of $5,500,000; (ii) an Amended and Restated Secured Convertible Note to Certain Wealth, Ltd, in the aggregate principal amount of $1,000,000; (iii) an Amended and Restated Secured Convertible Note to TAIB Bank, B.S.C. in the aggregate amount of $1,000,000, all collectively known as the Amended and Restated Secured Convertible Notes; and (iv) a Secured Convertible Note to Cornell Capital Partners, LP in the aggregate principal amount of $1,500,000, also known as the $1,500,000 Secured Convertible Note. As part of our $550,000 financing with Cornell Capital Partners, LP, also known as the $550,000 Financing which closed on September 28, 2006, we issued a $550,000 Secured Convertible Note to Cornell Capital Partners, LP in the aggregate principal amount of $550,000. The Secured Convertible Loan Note for $550,000 Financing was repaid by the Company on October 27, 2006. If an event of default occurs under any of the Amended and Restated Secured Convertible Notes, the $1,500,000 Secured Convertible Note, the investors thereunder will have the right to exercise the remedies available to the secured investor under applicable law and the agreements governing such secured indebtedness. The effect of such security interest is to give the investors under such secured indebtedness a prior claim on our assets.

The $2,500,000 Convertible Note provides for various events of default that would entitle the holders to require us to immediately repay the outstanding principal amount, plus accrued and unpaid interest, in cash. If an event of default occurs, we may be unable to immediately repay the amount owed, and any repayment may leave us with little or no working capital in our business.

We will be considered in default of the $2,500,000 Convertible Note issued to Cornell Capital Partners, LP in the December 19, 2005 financing, if certain events occur. If an event of default occurs, Cornell Capital Partners, LP, as the holder of the $2,500,000 Convertible Note, can elect to require us to pay all of the outstanding principal amount, plus all other accrued and unpaid amounts under the $2,500,000 Convertible Note. Some of the events of default include matters over which we may have some, little or no control. If a default occurs and we cannot pay the amounts payable under the $2,500,000 Convertible Note in cash (including any interest on such amounts and any applicable late fees under the $2,500,000 Convertible Note), Cornell Capital Partners, LP may protect and enforce its rights or remedies either by suit in equity or by action at law, or both, whether for the specific performance of any covenant, agreement or other provision contained in the $2,500,000 Convertible Note, in the related securities purchase agreement or in any document or instrument delivered in connection with or pursuant to the $2,500,000 Convertible Note, or to enforce the payment of the outstanding $2,500,000 Convertible Note or any other legal or equitable right or remedy. This would have an adverse effect on our continuing operations.

The Secured Convertible Notes provide for various events of default that would entitle the holders to require us to immediately repay the outstanding principal amounts, plus accrued and unpaid interest, in cash. If an event of default occurs, we may be unable to immediately repay the amounts owed, and any repayment may leave us with little or no working capital in our business.

We will be considered in default of the $5,500,000 Amended and Restated Secured Convertible Note issued to Cornell Capital Partners, LP, the $1,000,00 Amended and Restated Secured Convertible Note issued to Certain Wealth, Ltd., the $1,000,000 Amended and Restated Secured Convertible Note issued to TAIB Bank, B.S.C., the $1,500,000 Secured Convertible Note issued to Cornell Capital Partners, LP, all in connection with our $9,000,000 financing with Cornell Capital, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C. consisting of (i) a $7,500,000 tranche of financing with a closing date of April 25, 2006 and (ii) the extension to this $7,500,000 financing with an additional $1,500,000 tranche of financing with a closing date of August 3, 2006 (the total financing with Cornell Capital Partners, LP, Certain Wealth, Ltd, and TAIB Bank was for $9,000,000), also known as the $9,000,000 Financing (all such notes are collectively known as the Secured Convertible Notes), if certain events occur. If an event of default occurs, Cornell Capital Partners, LP, as the holder of the $5,500,000 Amended and Restated Secured Convertible Note, the $1,500,000 Secured Convertible Note, Certain Wealth, Ltd, as the holder of the $1,000,000 Amended and Restated Secured Convertible Note; and TAIB Bank, B.S.C., as the holder of the $1,000,000 Amended and Restated Secured Convertible Note can each elect to require us to pay all of the outstanding principal amount of each respective Secured Convertible Note, plus all other accrued and unpaid amounts under the respective Secured Convertible Note. Some of the events of default include matters over which we may have some, little or no control. If a default occurs and we cannot pay the amounts payable under the respective Secured Convertible Note in cash (including any interest on such amounts and any applicable late fees under the Secured Convertible Notes), each of Cornell Capital Partners, LP, Certain Wealth, Ltd, and TAIB Bank, B.S.C. may each protect and enforce its respective rights or remedies either by suit in equity or by action at law, or both, whether for the specific performance of any covenant, agreement or other provision contained in the respective Secured Convertible Notes, in the related securities purchase agreement or in any document or instrument delivered in connection with or pursuant to the Secured Convertible Notes issued Cornell Capital Partners, LP, Certain Wealth, Ltd, or TAIB Bank, B.S.C., or to enforce the payment of the respective outstanding Secured Convertible Note or any other legal or equitable right or remedy. This would have an adverse effect on our continuing operations.

Existing shareholders will experience significant dilution when Cornell Capital Partners, LP converts its $2,500,000 Convertible Note and exercises its 250,000 ADS Warrant.

The conversion of the $2,500,000 Convertible Note into ADSs and the issuance of ADSs upon the exercise of the 250,000 ADS Warrant, issued to Cornell Capital Partners, LP in connection with the December 19, 2005 financing with Cornell Capital Partners, LP, also known as the $2,500,000 Financing, will have a dilutive impact on our shareholders since Cornell Capital Partners, LP may ultimately convert the full amount of the $2,500,000 Convertible Note and exercise the full amount of the 250,000 ADS Warrant and sell all of these ADSs into the public market. As a result, our net income or loss per share could decrease in future periods, and the market price of ADSs could decline. In addition, the lower our stock price is, the more ADSs we will have to issue pursuant to the discount conversion price of the $2,500,000 Convertible Note. If our stock price is lower, then our existing shareholders will experience greater dilution.

Existing shareholders will experience significant dilution when Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C. convert, in the aggregate, their $9,000,000 in Secured Convertible Notes and when Cornell Capital Partners, LP exercises, in the aggregate, its Warrants worth 4,750,000 ADS

The conversion of (i) the $5,500,000 Amended and Restated Secured Convertible Note issued to Cornell Capital Partners, LP into ADSs, (ii) the $1,000,000 Amended and Restated Secured Convertible Note issued to Certain Wealth, Ltd, into ADSs (iii) the $1,000,000 Amended and Restated Secured Convertible Note issued to TAIB Bank, B.S.C. into ADSs;(iv) the $1,500,000 Secured Convertible Note issued to Cornell Capital Partners, LP, into ADSs and the issuance of ADSs upon the exercise of the 4,000,000 ADS Warrant and 750,000 ADS Warrant issued to Cornell Capital Partners, LP, all in connection with the $9,000,000 financing with Cornell Capital, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C. consisting of (i) a $7,500,000 tranche of financing with a closing date of April 25, 2006 and (ii) the extension to this $7,500,000 financing with an additional $1,500,000 tranche of financing with a closing date of August 3, 2006 (the total financing with Cornell Capital Partners, LP, Certain Wealth, Ltd, and TAIB Bank was for $9,000,000), also known as the $9,000,000 Financing (the notes issued in the $9,000,000 Financing are also known as the Secured Convertible Notes),will have a dilutive impact on our shareholders since Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C. may ultimately convert the full amount of their respective Secured Convertible Notes and Cornell Capital Partners, LP may ultimately exercise the full amount of the 4,000,000 ADS Warrant and the 750,000 ADS Warrant and sell all of these ADSs into the public market. As a result, our net income or loss per share could decrease in future periods, and the market price of ADSs could decline. In addition, the lower our stock price is, the more ADSs we will have to issue pursuant to the discount conversion price of the Secured Convertible Notes. If our stock price is lower, then our existing shareholders will experience greater dilution.

Risks Relating to Operations in the United Kingdom

Our international sales could be adversely affected by changes in domestic and foreign trade regulations.

While we sell non-UK-produced products, we generally purchase them from associates of foreign suppliers. Our ability to remain competitive with respect to the pricing of the imported components could be adversely affected by increases in tariffs or duties, currency fluctuations, changes in trade treaties, strikes in air or sea transportation, and possible future European legislation with respect to pricing and import quotas on products from non-EU countries. Our ability to be competitive in or with the sales of imported components also could be affected by other governmental actions related to, among other things, anti-dumping legislation and international currency fluctuations.

Fluctuations in the exchange rates of European currencies and the other foreign currencies in which we conduct business, in relation to the U.S. dollar, have harmed and could continue to harm our business and prospects.

A majority of our revenues to date have been received in pounds sterling and we maintain our financial statements in pounds sterling. However, revenues and proceeds of funding activities are sometimes received in US dollars, euros and other European currencies, which are translated into pounds sterling as our functional currency. Fluctuations in the value of the pound sterling against the US dollar, euro and other European currencies have caused, and are likely to cause, amounts translated into pounds sterling to fluctuate in comparison with previous periods. We currently do not engage in any hedging transactions that might have the effect of minimizing the consequences of currency exchange fluctuations. Fluctuations in exchange rates may adversely affect the reported results of our operations.

English courts may not enforce judgments rendered outside England.

We are incorporated under English law. The rights of holders of the ADSs are largely governed by English law, including the Companies Act 1985, and by our Memorandum and Articles of Association. These rights differ in certain respects from the rights of shareholders in typical US corporations. Although certain provisions of English law resemble various provisions of the corporation laws of the United States and other European countries, principles of law relating to such matters as the fiduciary duties of management and the rights of our shareholders may differ from those that would apply if we were incorporated in another country. Also, English employment law imposes substantial severance obligations on companies. Additionally, all of our assets are located in the United Kingdom. Most of our executive officers and directors, and certain of the experts named herein are not residents of the United States, and all or substantial portions of the assets of such persons are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons or to enforce against such persons or us any judgments of United States courts predicated upon the civil liability provisions of the securities or other laws of the United States.

ITEM 4. INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY.

Who We Are

Our legal and commercial name is "Futuremedia Public Limited Company" or "Futuremedia PLC".

We were incorporated in England and Wales as a private limited company in 1982 and re-registered in 1993 as a public company.

We are domiciled in England and Wales. We are incorporated in and under the legislation of England and Wales. The address of our registered office is Nile House, Nile Street, Brighton, East Sussex, BN1 1HW, England and the telephone number of the Company's registered office is 011 44 1273 829700.

Our American Depositary Shares, also known as ADSs, have traded since May 29, 1993, on the Nasdaq-CM (formerly the Nasdaq Small Cap Market) under the symbol FMDAY. Each ADS represents the right to receive one of our Ordinary Shares. Ordinary Shares refer to our Ordinary Shares of 1/9 pence each. ADSs are evidenced by American Depositary Receipts, also known as ADRs. ADSs evidenced by ADRs are issued by the Bank of New York as Depositary, also known as the Depositary of our ADR facility, in accordance with the terms of a deposit agreement between us and the Depositary.

What We Do

Since our inception, we have striven to ensure our product offerings meet market requirements. Recognizing the potential impact on the learning market of the developments being made in Intranet and Internet environments, we started the development of our first proprietary Learning Management System, also known as LMS, called SolstraTM in 1997 together with BT Group PLC, also known as BT. We launched the first version of the product to the market in February 1998. In March 2000, we launched easycando, which was our first Internet learning portal. Today, we offer the following products and services:

•	Consultancy Services - providing a wide range of technical and practical services to help our clients establish their training needs and solutions;

•	Customer Designed Content Products - specifically designed content to meet our customer’s individual e-learning needs;

•
Learning Management Systems - including multiple elements such as: a license for ActivnaTM, a license for e-life™, hosting services, set up charges, integration and support services and content, which together enable the delivery of previously identified learning content to individual needs;

•	Blended Learning Solutions - combining elements of e-Learning, together with physical classroom or workbook based training; and

•
Managed Benefit Programs - comprising a combination of hardware, software and services, which we install at the homes of participating employees of our clients that contract with us for the provision of such services. Certain of these programs were provided under the UK Government’s Home Computing Initiative scheme, also known as HCI. Under HCI, participating employees could take advantage of tax incentives provided under HCI schemes, reducing the cost of purchase. HCI was terminated by the UK Government, effective as of April 6, 2006.

In addition, we are currently developing our on-line branded learning business. The branded learning business enables companies to use learning as a tool to leverage their brands and stay connected with their customers. Branded learning is the application of eLearning to marketing communications through online learning communities, academies and portals. Branded learning provides our customers with the opportunity to reach new customers and develop additional revenue streams while enhancing overall brand recognition.

We continue to outsource a portion of our production activity and consequently the equipment we now use comprises network hardware, desktop personal computers, laptops and servers required to support our ongoing business. Where appropriate we own our capital equipment, and endeavor to maintain a program of upgrading to ensure the cost-effective provision of desktop and laptop tools to our employees. All equipment acquired for this purpose is industry-standard. For servers to support its Internet portal business, we constantly review the buy/lease options available and have in the past used both options when appropriate. This equipment is typically located in secure co-location sites.

Following a product announcement in October 2003 relating to HCI, and the contracting in November 2003 of our first customer, Royal Mail, we successfully rolled out our Managed Benefit Program which delivered HCI benefits. Following inception of our Managed Benefit Program, we engaged approximately 30 clients, resulting in approximately 40,000 participants.

During the year ended April 30, 2005, the UK government extended the scope of the salary sacrifice benefit program to include bicycles and childcare vouchers. Already having the infrastructure in place to accommodate this process, we added these extra items to our HCI portfolio.

Recent Developments

In February 2005, we acquired Open Training AB, one of the leading e-Learning companies in Sweden, in order to expand our coverage in the e-Learning market and capitalize on synergies between Open Training AB and us. The major benefit arising from the acquisition is the access we gained to Open Training AB’s Learngate software product, which is forming the basis of a replacement for our own LMS, Aktivna, which would otherwise have to be enhanced at considerable expense to remain competitive in the marketplace. Open Training AB’s customers include: Ericsson, Manpower, Pfizer, Saab, SAS, Scania and Volvo, making them a high profile e-Learning supplier in Sweden. Open Training AB’s business is growing in both custom learning design and in products, with orders from both existing and new customers.

Subsequent to our fiscal year end of April 30, 2005, in May 2005, recognizing that we had too large an infrastructure relative to the revised revenue expectations announced in February 2005, we implemented a series of cost reductions, including headcount reductions, which will yield benefits in fiscal 2006.

Since January 2005, we have added several new members of management and have appointed additional independent directors to our Board of Directors. Leonard M. Fertig, who joined our Board of Directors in August 2004, became CEO in January 2005. Mark Wilsher joined us as Chief Financial Officer in March 2005 but left this position effective January 1, 2006. Also in March 2005, John Schwallie, Michael Pilsworth and Michiel Steel were appointed as members of our Board of Directors. Also, in June 2006, Robert Bingham was appointed as a member of our Board of Directors. In December 2005, Stephen Oliver joined us and served as Interim Chief Financial Officer until March 31, 2006. From April 1, 2006 through June 18, 2006, Peter Machin served as Interim Chief Financial Officer (Mr. Machin previously served as our Chief Financial Officer from fiscal years 1996 through 2005). On June 19, 2006 we appointed Brian McArthur Muscroft as Group Chief Financial Officer. On September 13, 2006 Peter Machin resigned as Company Secretary and we appointed Andrew Haire (our General Counsel) as Company Secretary. Brian McArthur Muscroft resigned as Group Chief Financial Officer on October 4, 2006 and Peter Machin Agreed to serve as Interim Group Chief Financial Officer with effect from the date that Mr. McArthur Muscroft resigned.

Subsequent to April 30, 2006, our e-learning business further developed its capabilities. Focusing on the development and management of online communities enabled us to achieve additional revenues from Barclays Wealth Academy, Crown Prosecution Services and BUPA UK Membership. Currently, our total number of e-learning clients (including clients of Executive Business Channel Limited) is 80, compared to 32 at the end of calendar year 2005, and 14 at the end of calendar year 2004.

In July 2005, we also unveiled our new corporate branding around the theme Work Smart Live Smart. The revitalized brand positions us as a learning and lifestyle company that enables consumers to improve their lives both at home and at work, and is reflected in a new Futuremedia logo, Web site (www.futuremedia.co.uk) and marketing materials.

On July 21, 2005, we entered into a private placement with M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC), through its designated funds, Monarch Pointe Fund, Ltd, Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP, collectively, known as M.A.G., to provide us financing in the amount of $4,000,000. The investment was made via a Convertible Debenture that is convertible (subject to certain terms and conditions) into ADSs of the Company. The conversion rate is based on the volume weighted average price of the Company’s ADSs for the five trading days prior to July 13, 2005, the date that the Company entered into a term sheet with M.A.G. for the investment. The Convertible Debenture bears interest at an annual rate equal to the greater of 8.5% or Wall Street Journal Prime Rate plus 3%, but in no event greater than 10%. We also issued warrants to the investors covering an aggregate of 6.2 million ADSs with an exercise price of $0.61 per share. We subsequently reduced the exercise price of the warrants to $0.11 per share on an unconditional basis and without further consideration. The agreement with M.A.G also provides for an additional $2,000,000 of funding that may be available at our request provided that we achieve certain performance benchmarks. Net proceeds to us from the M.A.G. investment were approximately $3,800,000. We also issued warrants to purchase 411,692 ADSs to our financial adviser on the investment, on substantially the same terms as the warrants issued to the investors.

In accordance with the Convertible Debentures issued to M.A.G. on July 21, 2005, we made our monthly principal payments for October 2005 and November 2005 of $333,000 each by issuing ADSs in place of cash payments. We issued 700,680 ADSs in October 2005 and 856,986 ADSs in November, 2005 respectively. Because we did not meet the average daily dollar trading volume requirements for November 2005, as an inducement for M.A.G. to waive the volume limitation, the ADSs issued for the November 2005 payment were issued at a 15% discount rather than the 12% discount that would otherwise apply. During the period from December 1, 2005 to the date of filing this Annual Report, we issued a further 16,141,390 ADSs in place of cash payments.

On December 19, 2005, we entered into a private placement with Cornell Capital Partners, LP, to provide us financing in the amount of $2,500,000. The investment was made via a Convertible Note that is convertible (subject to certain terms and conditions) into our ADSs. The conversion rate shall be equal to the lesser of (a) $0.525 or (b) an amount equal to ninety five percent (95%) of the lowest volume weighted average price of the ADSs, as quoted by Bloomberg, LP, for any period of three (3) consecutive trading days during the thirty (30) trading days immediately preceding the conversion date which may be adjusted pursuant to other terms of the Convertible Note. The Convertible Note bears interest at an annual rate equal to ten percent (10%) for the period of one (1) year following December 19, 2005. Commencing on December 19, 2006, interest shall accrue on the outstanding principal balance at an annual rate equal to eight percent (8%). Commencing on December 19, 2007, interest shall accrue on the outstanding principal balance at an annual rate equal to seven percent (7%). The Convertible Note matures on December 19, 2008. We also issued a Warrant to Cornell Capital Partners, LP covering an aggregate of 250,000 ADSs, with an exercise price of $0.70 per share. We subsequently reduced the exercise price of the Warrant to $0.095 per share on an unconditional basis and without further consideration. The Warrant expires on December 19, 2010. The agreement with Cornell Capital Partners, LP also provided for Cornell Capital Partners, LP to receive 187,500 ADSs without further consideration. We also paid Yorkville Advisors Management, LLC, the investment manager for Cornell Capital Partners, LP a one-time commitment fee of $187,500. Net proceeds to us from the Cornell Capital Partners, LP investment were approximately $2,312,500. From March 2006 through November 13, 2006 we issued 18,346,520 ADSs, in the aggregate, in connection with Cornell Capital Partners, LP’s partial conversion of its $2,500,000 Convertible Note. Following these partial conversions, the outstanding principal balance of the Convertible Note is approximately $473,631.

On January 13, 2006, we extended our agreement with the shareholders of EBC to complete the acquisition of that company as previously announced on December 20, 2005, subject to approval by our shareholders. EBC is one of the leading e-learning companies in the United Kingdom. At the time, we believed that extension of the agreement was necessary to allow time for our shareholders to approve the EBC acquisition and related Cornell Capital Partners, LP financing as noted in our release on Form 6-K filed with the Securities and Exchange Commission on December 20, 2005 (File No. 000-21978).

While we previously announced that shareholder approval would be needed to complete the EBC acquisition, we subsequently determined, and confirmed with Nasdaq, that due to our status as a foreign registrant, shareholder approval is not required under the Nasdaq rules as long we comply with the rules and regulations of our country of incorporation. On April 25, 2006, we announced that we completed the acquisition of EBC. Under the terms of the agreement, we acquired EBC for GBP 4.45 million, consisting of a combination of cash (GBP 3.75 million or $6.675 million) and our ADSs (valued at GBP 700,000 or $1.25 million and consisting of 4.8 million ADSs). The cash portion of the purchase price was financed by Cornell Capital Partners, LP, Certain Wealth, Ltd., and TAIB Bank B.S.C. (c) in the form of a $7.5 million private placement, also known as the $7,500,000 Financing. The investment was made via three Secured Convertible Notes that are convertible (subject to certain terms and conditions) into our ADSs. The conversion rate was equal to the lesser of (a) $0.34 or (b) an amount equal to ninety five percent (95%) of the average of the three (3) lowest volume weighted average prices of the ADSs, as quoted by Bloomberg, LP, during the thirty (30) trading days immediately preceding the conversion date which may be adjusted pursuant to other terms of each of the Secured Convertible Notes. The Secured Convertible Notes bear interest at an annual rate equal to ten percent (10%) for the period of one (1) year following April 19, 2006. Commencing on April 19, 2007, interest shall accrue on the outstanding principal balance at an annual rate equal to eight percent (8%). Commencing on April 19, 2008, interest shall accrue on the outstanding principal balance at an annual rate equal to seven percent (7%). Each of the Secured Convertible Notes matures on April 19, 2009 and is secured by certain of our assets. We also issued a warrant to Cornell Capital Partners, LP covering an aggregate of 4,000,000 ADSs, with an exercise price of $0.20 per share, which becomes exercisable any time after April 19, 2006, but not after April 19, 2011, and a warrant covering an aggregate of 750,000 ADSs, with an exercise price of $0.70 per share, which becomes exercisable any time after April 19, 2006, but not after April 19, 2011. We subsequently reduced the respective exercise price of these warrants to $0.095 per share on an unconditional basis and without further consideration. The agreement with Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C. (c), also provided for Cornell Capital Partners, LP to receive 562,500 ADSs without further consideration. We also paid Yorkville Advisors Management, LLC, the investment manager for Cornell Capital Partners, LP a one-time commitment fee of $562,500. Net proceeds to us from the $7,500,000 Financing investment by Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bak B.S.C.(c) were approximately $6,937,500.

As disclosed below in this Recent Developments section and elsewhere in this Form 20-F, we amended certain terms and conditions of the $7,500,000 Financing in August 2006 in connection with additional financing from Cornell Capital Partners, LP, Certain Wealth, Ltd., and TAIB Bank, B.S.C.

On January 18, 2006 we announced that we had received a letter from The Nasdaq Stock Market notifying us that for ten consecutive trading days our market value of listed securities has been below $35,000,000 as required for continued listing by Marketplace Rule 4320(e)(2)(B)(ii), also known as the Rule. We had until February 13, 2006, to regain compliance regarding the market value criteria. If, at any time before February 13, 2006, the market value of listed securities of our ADSs was $35,000,000 or more for a minimum of 10 consecutive trading days, the Nasdaq staff would determine if we comply with the Rule. In the letter, Nasdaq notified us that if compliance could not be demonstrated by February 13, 2006, the Nasdaq staff would provide written notification that our securities would be delisted. Furthermore, in the letter, Nasdaq also notified us that we did not currently satisfy the alternate standards for continued listing under the Marketplace Rules 4320(e)(2)(B)(i) or 4320(e)(2)(B)(iii), which require minimum stockholders' equity of $2,500,000 or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years.

On February 16, 2006, we announced that we had received notice from The Nasdaq Stock Market (a Staff Determination Letter) advising us that our securities were subject to delisting based upon our failure to comply with Nasdaq Marketplace Rule 4320(e)(2)(B), which requires a market value of listed securities of at least $35,000,000 or, in the alternative, $2,500,000 in shareholders' equity or $500,000 in net income in the last fiscal year or in two of the last three fiscal years. We requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination (which stayed the delisting) and to request the continued listing of our ADSs on The Nasdaq Stock Market pending our compliance with the alternative requirement of $2,500,000 in shareholders' equity.

On March 9, 2006, we announced that our hearing before a Nasdaq Listing Qualifications Panel had been scheduled for March 23, 2006. The hearing was held on that date. On April 28, 2006, we received notification from The Nasdaq Stock Market granting our request for continued listing subject to our executing our plan to achieve more than $2.5 million in shareholders' equity by May 31, 2006. On May 31, 2006 we announced that with the close of the Button Group plc acquisition on May 26, 2006 and the private placement of $4,315,000, which we announced on May 4, 2006, we completed our plan and believed we had met the shareholders’ equity requirement for continued listing. On June 9, 2006, we received notification that the Nasdaq Listings Qualifications Panel determined that we are in compliance with all Nasdaq Marketplace Rules and therefore approved the continued listing of our securities on the Nasdaq-CM.

On March 22, 2006, the UK Government announced, as part of its bi-annual treasury budget statement, the termination of the tax benefits associated with HCI. The termination became effective on April 6, 2006. Those employers and employees who signed up for the HCI benefit prior to April 6, 2006 remain eligible to receive this benefit for its three year term. We continue to provide services to HCI clients and over 40,000 employee-subscribing households without interruption. The future of HCI remains unclear, although, the UK Government is considering plans for a revised version. The timetable for the release of such scheme is unknown. We will continue to provide Managed Benefit Services to UK companies. The elimination of the HCI tax benefit by the UK Government is likely to materially change the nature of our business. See “Risk Factors— Risks Relating to Our Business Generally—The recent termination of the Home Computing Initiative by the UK Government is likely to harm our business.”

On March 23, 2006 we entered into an agreement to acquire Button Group plc, also known as Button. The acquisition was completed on May 26, 2006. The purchase price for the acquisition was GBP 5.3 million ($9.9 million), consisting of a combination of cash GBP 2.3 million ($4.3 million) and our ADSs valued at GBP 3 million ($5.6 million) issued at the share closing price on May 25, 2006. Button is an integrated design and brand communications agency providing strategic marketing solutions to blue chip European and US companies. Headquartered in London, Button was established in 1972 and has offices in Los Angeles and Cannes. The company offers consumer marketing, business-to-business marketing, internal communications, exhibition design, corporate events and marketing services. Button brings a strong client group across many industries with particular strength in the media, telecommunications and financial services sectors. Major clients include NBC Universal, CBS Paramount and Hitachi. Button was the technical services provider for the recent 3GSM World Congress in Barcelona where it also designed and built 35 exhibition environments for clients. The company has a strong presence at the Cannes markets and festivals, including the MIP television markets, the Cannes Film Festival, the Lions Advertising Festival and the MIPIM international real estate marketplace. With the addition of Button we expect to add one of the leading branded communications businesses in the UK. The addition of Button will provide us with a complimentary skill set while broadening our product offering with a wide array of online and physical design and communications services.

On April 26, 2006, we announced an expansion of our portfolio with the launch of a new Managed Benefits solution at the Employee Benefits North Conference and Exhibition. This new services, while not incorporating tax benefits, will provide the opportunity for employers to offer employees and their families home-based education and digital access for work, school and life enhancement. This service will target both companies which previously offered HCI, plus those other companies whose plans to do so were cut short by the UK Government’s change in the tax regulations.

On April 27, 2006 we launched Flexsmart™, a next generation managed benefits product. Flexsmart™ builds on the original ideas behind HCI, focusing on providing valuable learning resources, improving computer skills throughout the UK's workforce and helping bridge the digital divide, along with helping employers improve employee retention. Through Flexsmart™, employees will be able to purchase competitively priced computer equipment from PCWorld and other suppliers. They will also become members of e-life™, an online community created by us to enable employees across the UK to develop and enhance their professional, personal and family lives through a comprehensive range of learning tools. Also included in the Flexsmart™ package will be online and telephone support, plus optional sessions with a personal trainer to ensure employees are able to make the most of e-life™.

On May 4, 2006, we announced a private placement of ADSs for subscriptions totaling $4,315,000. We used the proceeds of this placement to finance the acquisition of Button Group plc, which we completed on May 26, 2006, and for additional working capital. Of the $4,315,000 private placement, $3,500,000 was invested by Le Shark Limited, a UK-based investor, at the price of $0.20 per share for a total of 17,500,000 ADSs. Our Directors Jan Vandamme, Leonard M. Fertig, Mick Pilsworth and Michiel Steel also each invested $50,000 in our ADSs, at a price calculated by reference to the average closing price of our ADSs for the 20 business days prior to April 21, 2006, representing approximately $0.255 per share, for a total of 783,700 ADSs. In addition, $500,000 was invested by Spintop Venture Holdings Limited, a British Virgin Islands based investment group, in April, 2006, and a further $65,000 was invested by that investor on May 4, 2006, and $50,000 was invested by Marc Renson, a private European investor, on May 4, 2006, all at a price of $0.20 per share, representing 3,075,000 ADSs. A finders fee was paid on this transaction, in ADSs, at price of $0.20 per share, representing 773,575 ADSs.

On July 20, 2006 we announced that we received a letter from the Nasdaq Stock Market indicating that we are not in compliance with Marketplace Rule 4320(e)(2)(E)(i) which requires a minimum bid price of $1.00 per ADS. In accordance with Rule 4320(e)(2)(E)(i), we will be provided 180 calendar days, or until January 16, 2007, to regain compliance. As a result of our recent business restructuring and expected improvement in operating results, our Board of Directors has decided to monitor the price of our ADSs before determining any action in response to this notice. If our minimum bid price does not exceed $1.00 and if we are required to take action, we believe that we will be able to achieve compliance with Nasdaq requirements by adjusting appropriately the ratio of our ordinary shares to ADSs so that the bid price of ADSs traded will exceed $1.00. See “Risk Factors— Risks Relating to the Market for Our Securities — We may not be able to continue to satisfy applicable standards for continued listing on the Nasdaq - CM markets.”

On August 7, 2006 we announced that we changed our fiscal year end to June 30 from April 30, effective immediately. This change brings our group of companies under the same reporting calendar and better corresponds to our business cycle. Previously, Button and EBC were on a June 30 and December 31 fiscal year end, respectively.

On August 7, 2006, we also announced that Cornell Capital Partners, LP, agreed to provide us with an additional $1,500,000 of capital, also known as the Additional $1,500,000 Financing. The proceeds of the transaction were used for payments on the remaining debt to M.A.G. Capital, LLC, as well as to provide working capital for growth in our new businesses. Cornell Capital Partners, LP’s $1,500,000 investment was made as an extension of the existing $7,500,000 financing loan from April 2006 (which was provided by Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C. and is convertible (subject to certain restrictions and limitations) into our ADSs. The amended loan, totaling an aggregate of $9,000,000, may be converted from time to time at the investor’s option (subject to certain restrictions and limitations) and is secured by our assets. In connection with the further investment, we also issued to Cornell Capital Partners, LP 165,000 ADSs at nominal value. Cornell Capital Partners, LP also received a commitment and structuring fee totaling $150,000. We also obtained limited waivers from Cornell Capital Partners, LP regarding certain of our obligations related to filing audited financial statements for the year ended April 30, 2006 with the Securities and Exchange Commission , also known as the SEC, and with MAG Capital LLC related to maintaining effective registration statements with the SEC in connection with its financing arrangements. We filed our audited financial statements for the year ended April 30, 2006 with the SEC on August 31, 2006.

As part of the Additional $1,5000,000 Financing, we amended certain of the terms and conditions relating to the $7,500,000 financing from Cornell Capital Partners, LP, Certain Wealth Ltd. and TAIB Bank, B.S.C. which signed on April 19, 2006 and closed on April 25, 2006, also known as the $7,500,000 Financing. The $7,500,000 Financing and the Additional $1,500,000 Financing are together also known as the $9,000,000 Financing. As a result of such amendments, the conversion rate for the $9,000,000 Financing is equal to the lesser of (a) $0.30 or (b) an amount equal to eighty percent (80%) of the average of the three (3) lowest volume weighted average prices of the ADSs, as quoted by Bloomberg, LP, during the thirty (30) trading days immediately preceding the conversion date. The secured convertible notes underlying the $9,000,000 Financing continue to bear interest in accordance with the terms of the $7,500,000 Financing. Pursuant to the $9,000,000 Financing up to an additional 95,477,500 of our ADSs will be issuable (or have been issued) (i) upon conversion of an aggregate of $9,000,000 of secured convertible notes issued to Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C. (all such secured convertible notes amounting to 90,000,000 ADSs in the aggregate); (ii) upon exercise of the 4,000,000 ADS Warrant and the 750,000 ADS Warrant held by Cornell Capital Partners, LP in connection with the $7,500,000 Financing; and (iii) in connection with an aggregate of 727,500 ADSs which were issued to Cornell Capital Partners, LP without further consideration (representing 562,500 ADSs from the $7,500,000 Financing plus 1650,000 ADSs from the $1,500,000 Financing).

On September 19, 2006 we announced that we unconditionally reduced the $0.61 per share exercise price of our 6,175,104 warrants issued to M.A.G. Capital, LLC through its designated funds including the Monarch Pointe Fund, Ltd., Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP, collectively known as M.A.G. , in connection with our July 21, 2005 $4 million financing with M.A.G. The exercise price of the warrants were unconditionally reduced to $0.11 beginning on September 19, 2006. We will receive net proceeds of approximately $679,261 assuming all of the warrants are exercised.

On September 22, 2006 we announced that we unconditionally reduced (i) the $0.70 per share exercise price of the 250,000 ADS warrant, also known as the 250,000 ADS Warrant, issued to Cornell Capital Partners, LP in connection with our December 19, 2005 $2,500,000 financing with Cornell; (ii) the $0.20 per share exercise price of the 4,000,000 ADSs warrant (the “4,000,000 ADS Warrant) issued to Cornell in connection with our August 3, 2006 $9,000,000 financing with Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C., also known as the $9,000,000 Financing; and (iii) the $.70 per share exercise price of its 750,000 ADSs warrant , also known as the 750,000 ADS Warrant, issued to Cornell Capital Partners, LP in connection with the $9,000,000 Financing. The 250,000 ADS Warrant, the 4,000,000 ADS Warrant and the 750,000 ADS Warrant are also known as the Warrants. The exercise price of the Warrants were unconditionally reduced to $0.095 beginning on September 22, 2006. We will receive net proceeds of approximately $475,000 assuming all of the Warrants are exercised.

On September 28, 2006 Cornell Capital Partners, LP agreed to provide us with an additional $550,000 of capital, also known as the $550,000 Financing. The proceeds of the transaction will be used for general working capital purposes. Cornell Capital Partners, LP’s $550,000 investment was made by way of a loan that is convertible (subject to certain restrictions and limitations) into our Ordinary Shares from time to time at Cornell Capital Partners, LP’s option (subject to certain restrictions and limitations) and is secured by our assets. The conversion rate for the $550,000 loan was based on the lesser of $0.12 or 80% of the lowest weighted average price of our Ordinary Shares during the 30 trading days immediately preceding the time of conversion. The loan has a term of 3 years and bears interest at an annual rate of 10%. In connection with the $550,000 investment, we issued to Cornell Capital Partners, LP’s 1,000,000 Ordinary Shares at nominal value. Yorkville Advisors, LLC, the General Partner of Cornell Capital Partners, LP also received commitment fees of $55,000. The Secured Convertible Loan Note for $550,000 Financing was repaid by the Company on October 27, 2006. Pursuant to the $550,000 Financing up to an additional 14,749,999 of our ADSs would have been issuable (or have been issued) (i) upon conversion of the $550,000 Secured Convertible Note; and (ii) in connection with 1,000,000 ADSs which were issued to Cornell Capital Partners, LP without further consideration.

On October 2, 2006 we announced the live launch of e-life™, our online educational video channel and learning community. The new proprietary software will enable personal advancement through the provision of e-learning content and online education to employees and their families as an employee benefit. e-life™ members will be able to build individual catalogues of learning courses in career skills, personal development and lifestyle, and manage their courses through our proprietary Learning Management System. There are more than 300 online educational topics currently available, including basic computing, family finance, garden design, information security for businesses, and DVD production. Content is continually being added, which will include free member courses as well as sponsored and pay-per-view education.

On October 24, 2006, we entered into a letter agreement with Cornell Capital Partners, LP indicating that we desired to obtain future alternative financing, subject to, and consistent with, all of Cornell Capital Partners, LP’s rights under its existing notes and related agreements, and use proceeds of any such financings to repay part of the Cornell Capital Partners, LP notes. In connection therewith, we and Cornell Capital Partners, LP agreed that Cornell Capital Partners, LP shall have the right to compel us to apply the first $2,000,000 of net proceeds received by us through any new financing transaction (including any loans (other than retail bank overdrafts), stock offerings, options, or warrant issuances) closed within six months of October 24, 2006 (regardless of the date that funds may actually be received by the Company if they are received later than six months through installment payments, exercise of options or warrants, or otherwise) toward the repayment of amounts outstanding under the notes issued to Cornell Capital Partners, LP (including principal and accrued interest). Furthermore, Cornell Capital Partners, LP agreed to waive any redemption premiums which may apply to such repayments, if they are made in accordance with the letter agreement, but such waiver shall not effect Cornell Capital Partners, LP’s rights to collect any applicable redemption premiums on other payments.

On October 25, 2006 we announced that we concluded a separate and unrelated offshore equity private placement of up to $5,000,000 with a corporate investor to provide funding for our continued operations until we reach cash positive operations by the first calendar quarter of 2007. The $5,000,000 private placement was conducted in accordance with Rule 903 of Regulation S, promulgated under the United States Securities Act of 1933, as amended. The investment comprises an initial payment to us of $3,000,000 in exchange for 20,000,000 ADSs at a price of $0.15 per share and warrants giving the investor the right to purchase a further 80,000,000 ADSs at $0.025 per share for an additional $2,000,000. The warrants are exercisable for one year. The use of the proceeds will be to fund legacy HCI obligations following the UK Government’s decision to terminate the program in April 2006, remaining expenses connected to the acquisitions of EBC and Button, and to pay down a portion of the convertible debt owed to Cornell Capital Partners, LP. Pursuant to our agreements with Cornell Capital Partners, LP, Cornell Capital Partners, LP consented to our issuance of all the ADSs and the warrants issued pursuant to the $5,000,000 private placement. In connection with Cornell Capital Partners, LP’s consent, we repaid $553,514 of outstanding principal and accrued interest to Cornell on October 24, 2006, thereby fully paying off the $550,000 Financing.

On November 8, 2006 we announced that we concluded a separate and unrelated offshore equity private placement of $800,000 with Le Shark Limited to provide funding for our continued operations. The $800,000 private placement was conducted in accordance with Rule 903 of Regulation S, promulgated under the United States Securities Act of 1933, as amended. The investment comprises a payment to us of $800,000 in exchange for 16,000,000 ADSs at a price of $0.05 per share. The use of the proceeds will be to fund remaining HCI obligations due to the UK Government’s decision to terminate the program in April 2006, remaining expenses connected to the acquisitions of EBC and Button, and to pay down a portion of the convertible debt owed to Cornell Capital Partners, LP.

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

e-Learning services are available to support and improve the effectiveness of e-Learning. Consulting services are used to understand learning requirements, to prepare e-Learning solutions and strategies and to ensure successful implementation. Content development services are available to convert legacy content for optimal delivery over the Internet or Intranets. Hosting services are provided to reduce the technological hurdles to e-Learning. Service providers can host technology and content on an ASP model, removing any hardware or software requirements for the clients’ organization.

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

In October 2003, Futuremedia established the Learning For All™ business unit, which was focused on helping organizations derive the maximum strategic value from the UK’s Home Computing Initiative (HCI) and other similar schemes in continental Europe. HCI was a government scheme that gave tax breaks to allow employers to provide PCs for their employees at low cost. On March 22, 2006, the UK Government announced, as part of its bi-annual treasury budget statement, the termination of the tax benefits associated with HCI. The termination became effective on April 6, 2006. Those employers and employees who signed up for the HCI benefit prior to April 6, 2006 remain eligible to receive this benefit for its three year term. We continue to provide services to HCI clients and over 40,000 employee-subscribing households without interruption. The future of HCI remains unclear, although, the UK Government is considering plans for a revised version. The timetable for the release of such scheme is unknown. We will continue to provide Managed Benefit Services to UK companies. The elimination of the HCI tax benefit by the UK Government is likely to materially change the nature of our business. See “Risk Factors— Risks Relating to Our Business Generally—The recent termination of the Home Computing Initiative by the UK Government is likely to harm our business.”

On April 26, 2006, we announced an expansion of our portfolio with the launch of a new Managed Benefits solution at the Employee Benefits North Conference and Exhibition. This new services, while not incorporating tax benefits, will provide the opportunity for employers to offer employees and their families home-based education and digital access for work, school and life enhancement. This service will target both companies which previously offered HCI, plus those other companies whose plans to do so were cut short by the UK Government’s change in the tax regulations.

On April 27, 2006 we launched Flexsmart™, a next generation managed benefits product. Flexsmart™ builds on the original ideas behind HCI, focusing on providing valuable learning resources, improving computer skills throughout the UK's workforce and helping bridge the digital divide, along with helping employers improve employee retention. Through Flexsmart™, employees will be able to purchase competitively priced computer equipment from PCWorld and other suppliers. They will also become members of e-life™, an online community created by us to enable employees across the UK to develop and enhance their professional, personal and family lives through a comprehensive range of learning tools. Also included in the Flexsmart™ package will be online and telephone support, plus optional sessions with a personal trainer to ensure employees are able to make the most of e-life™.

On October 2, 2006 we announced the live launch of e-life™, our online educational video channel and learning community. The new proprietary software will enable personal advancement through the provision of e-learning content and online education to employees and their families as an employee benefit. e-life™ members will be able to build individual catalogues of learning courses in career skills, personal development and lifestyle, and manage their courses through our proprietary Learning Management System. There are more than 300 online educational topics currently available, including basic computing, family finance, garden design, information security for businesses, and DVD production. Content is continually being added, which will include free member courses as well as sponsored and pay-per-view education.

To date no firm sales of Flexsmart™ or e-life™ have been recorded; however, the interest shown in the products leads the Company to believe that revenue flows should commence during Q2 Fiscal 2007.

The Design and Live Communications Industry

The Design and Live Communications Industry provides services to corporate clients where the service provider takes responsibility for designing, installing and managing exhibitions, events and conferences for those clients worldwide. The successful market players take responsibility for concept, design, construction, logistics, project management and liaison with all local venue organisers, including technical and health and safety departments. In addition key market players provide further “value add” services, advising clients on their strategies and implementation for brand design, marketing, and internal and external communications more generally.

On May 26, 2006 the Company announced that it had completed the acquisition of Button Group plc (“Button”), which has over 32 years of experience of working in the Design and Live Communications Industry. Button’s 3-D design team has extensive experience of designing and managing stands at some of the world’s largest exhibitions, including 3GSM, MIPIM, Brand Licensing New York, MIPTV, MIPCOM, ITU, CEBIT and MAPIC. In addition, Button is an integrated global design agency committed to building dynamic and cost-effective brand relationships between its clients and their customers. Button works closely on the strategy and positioning of a client company and its brand identity, providing a range of services from initial naming development through to the creation of a new brand, service or product. Button provides services for creative design for print, and its creative team is also provides multimedia design with the technical facility to provide its clients with video and new media presentations across all platforms.

Button has one of the most dynamic creative teams in the industry, combining very strong design skills with extensive strategic planning and implementation, and over the past few years Button has worked with many leading organizations on their brand strategy, expression and experience requirements.

The team has extensive experience of successfully designing and delivering exhibitions, exhibition stands, interiors, corporate events, internal communications (conferences, collateral, multimedia presentations, websites), B2B marketing, B2C marketing, public events and experiential marketing.

Project management: production & logistics: Button’s project managers seamlessly manage venue liaison, contractor liaison and monitoring catering, health & safety requirements, local legislation and event coordination.  They are available on-site throughout the exhibitions, conferences, events and seminars that they coordinate.

New Products and Technological Changes.

The markets for Futuremedia’s products and services are highly competitive and subject to rapid change. The Company’s success will depend upon its ability to continue to enhance its existing products and services and to source/introduce new competitive products with features that continue to meet customer requirements and differentiate Futuremedia from its competitors. Futuremedia address the challenges of a competitive market to a significant extent by its partnership approach.

A significant portion of the Company’s business is built on an aggregation model that continually attempts to bring to the solution the best available content, technology and services from the best vendors. There is associated risk in this strategy, as a significant proportion of Futuremedia’s proposition is based on the strength of its partnership structure but the Company feels confident that it will be able to maintain the required ongoing relationships with its partners.

Futuremedia continues to invest in the enhancement and expansion of its products.

License Agreements.

In addition to the Company’s own products, the Company markets, as a distributor, a number of products under license from several suppliers and under varying terms of exclusivity and tenure. While management is confident that such licensing arrangements will continue and, if considered in the Company's best interest, will be renewed, there can be no assurance that licenses will be extended on terms satisfactory to Futuremedia, if at all. While it is the management’s opinion that the failure to extend licensing arrangements with respect to one or a small number of products would not substantially affect the Company, the failure to renew a significant number of the present licenses could have an adverse effect on its future profitability.

Revenue Streams.

During fiscal 2006, the Company derived approximately 87% of its gross revenues from product sales, approximately 7% from the sale of consultancy and services and approximately 6% of its gross revenues from its interactive production capability. For fiscal 2007, these ratios may change post-consolidation of the acquisitions by the Company of Executive Business Channel Limited and Button Group plc.

Revenues from the Company’s operations analyzed by geographic region were as follows:

	Year Ended April 30,
	2006			2005		2004

	($000)	(GBP000)%		(GBP000)%		(GBP000)%
United Kingdom	30,393	16,642	94.8	15,398	98.4	18,661	100.0
Rest of Europe	1,677	918	5.2	253	1.6	-	-
TOTALS	32,070	17,560	100.0	15,651	100.0	18,661	100.0

Certain orders placed by UK companies have been for products that will be used worldwide.

Seasonality.

The demand for the Company’s products is generally expected to be stronger in the second half of the fiscal year (which ends on April 30) and weaker in the first half due to seasonal buying patterns in the UK and the rest of Europe, as well as the seasonality created by the timing of client-internal marketing campaigns for Learning For AllTM programs, which tend to peak in the third fiscal quarter, with deliveries scheduled by Christmas.

Marketing and Sales.

Futuremedia markets its products primarily to local authorities and commercial end users in a diverse and growing range of industries mainly through its direct sales force. Futuremedia provides technical assistance and support to purchasers of its products. The technical assistance involves providing answers to questions ranging from specifications and installation to availability of supporting software, as well as a help line and call center for users of Learning For AllTM. The Company’s sales process for its products and services usually involves a team drawn from sales, marketing, development and senior management to provide planning and product customization and to ensure open communications and support throughout the selling process and after a sale is made. Futuremedia’s marketing activities include participation in trade shows, publication of articles in trade journals, participation in industry forums and distribution of sales literature.

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

Competition.

e-Learning is a market that has shown a huge growth in market entrants as a result of low perceived barriers to entry. Although the competitive landscape remains fragmented there are clear signs of consolidation. Market leadership is still not clearly defined, but significant merger and acquisition activity is occurring, notably in the US and several vendors are beginning to build prominent brands and market share. Futuremedia’s stated aim is to become the largest e-Learning provider in Europe.

Developments in the market since April 30, 2001 have clearly demonstrated the limited viability of the business-to-consumer e-Learning opportunity at this time. The Company remains wholly focused on the business-to-business opportunity and therefore competition specific to this sphere is a critical concern.

Leading e-Learning companies, notably in the US, include Skillsoft, NETg, Laureate Education, SumTotal and Saba Software. Major consulting companies such as Accenture and KPMG are developing and integrating e-Learning solutions and some are creating separate branded initiatives, e.g. Ernst & Young (Intellinex). Global technology companies such as IBM and Hewlett-Packard are moving into e-Learning from a major customer base in classroom-based training. Enterprise Resource Planning (“ERP”) vendors in the upper and middle segments, such as SAP and Microsoft, are adding learning management system modules and e-Learning to their overall solutions or to support the implementation of their solutions. Major publishers, in possession of large content libraries such as Thompson, Wolters Kluwers and Pearson Education are developing e-Learning strategies, and will over time bring significant resources to this arena. These companies tend to be more established, better capitalized and possessing a larger market position than Futuremedia. Because such companies have greater financial and marketing resources than Futuremedia, as well as substantially larger research and development facilities, they represent significant competition to the Company. Many of these companies at present focus mainly on the US marketplace, but some are beginning to build a European and worldwide presence, with varying degrees of success.

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

The Company also sells foreign-produced products, which are generally purchased from EU subsidiaries of foreign suppliers. The ability to remain competitive with respect to the pricing of the imported components could be adversely affected by increases in tariffs or duties, changes in trade treaties, strikes in air or sea transportation, and possible future European legislation with respect to pricing and import quotas on products from non-EU countries. Futuremedia’s ability to be competitive in, or with, the sales of imported components could also be adversely affected by other government actions related to, among other things, anti-dumping legislation and international currency fluctuations. While the Company does not believe that such factors adversely impact its business at present, there can be no assurance that such factors will not materially adversely affect it in the future.

In the Design and Live Communications industry, there are many companies that offer similar services to Button, and price is often used a point of difference to win business. Therefore pressure on profit margins is often strong. Button’s intention is to differentiate itself by providing an excellence of service and experience which justifies a higher profit margin for Button. Button’s direct competitors include 2Heads, Mayridge, and 2LK.

In the Design and Live Communications industry, client companies are often reluctant to move from their incumbent suppliers, which means that Button must seek ways to proactively propose alternative ways that prospective new clients could achieve their corporate and marketing objectives, and in turn do business with Button. Button must also defend its existing clients from similar initiatives from competitors.

A key delivery factor for all players within the Design and Live Communications industry is delivery. There are a limited number of key suppliers to the industry, and so Button must constantly develop and foster best in class relationships with its clients to continue to ensure excellence of delivery and maintenance of a competitive position in the industry.

Intellectual Property.

The Company’s ability to compete successfully will depend to some degree on its ability to protect its proprietary technology, and on the ability of Futuremedia’s suppliers to protect the technology of the products distributed by the Company on their behalf. Although the Company believes that its technology is proprietary, it has no patents with respect to its product design or production processes.

In choosing not to seek patent protection, Futuremedia has instead relied on the complexity of its technology, trade secret protection policies, common law trade secret laws, copyrights, and confidentiality and/or license agreements entered into with its employees, suppliers, sales agents, customers and potential customers. As part of its trade secret protection policies, the Company limits access to, and distribution of, its software, related documentation and other proprietary information. There can be no assurance, however, that such a strategy will prevent or deter others from using the Company’s products to develop equivalent or superior products or technology, or from doing so independently. Further, there can be no assurance that Futuremedia will seek or obtain patent protection for future technological developments, nor that any patents that may be granted in the future would be enforceable or would provide the Company with meaningful protection from competitors.

The "SolstraTM" trade name is a registered trademark owned by BT and licensed to Futuremedia, who, jointly with BT, registered the solstra.com domain name on the World Wide Web. Futuremedia has also registered the futuremedia.co.uk and easycando.com domain names on the World Wide Web. The Learning For All™, Aktivna™ and Learngate registered trademarks and trade names are owned by Futuremedia. In addition, Futuremedia has applied for a community trademark to be registered for the e-life™ trademark, and expects to complete such registration in the short term.

The Company has licenses to access and certain software on a normal commercial basis. This software is used variously for its normal business purposes and for product development. Certain elements of the Company’s products are dependent on such licenses. The Company believes that it has complied and will continue to comply in all material respects with the terms of all such licenses.

C.    ORGANIZATIONAL STRUCTURE.

Futuremedia PLC, Button Group plc, Button Group EURL, Button Group Inc, Executive Business Channel Limited and Open Training AB are the principal operating entities in the Futuremedia Group. Futuremedia also had the following wholly owned subsidiaries:

NAME	COUNTRY OF INCORPORATION
Lasermedia UK Ltd	England
Lasermedia International Ltd.	England
Futuremedia Interactive Ltd.	England
Futuremedia America Inc.	United States
Easycando.com Ltd.	England
Futuremedia (BVI) Ltd	British Virgin Islands
C2W Ltd.	England
Activna Objects Ltd.	England
Temp Ltd	England
Futuremedia Sverige AB	Sweden
Lexon Inc	British Virgin Islands
Betternote Limited	England
Button Communications Holdings Limited	England
Meteor Video Services Limited	England
Button One to One (London) Limited	England
Button Publishing Limited	England
The Button Design Company Limited	England
Button I.T. Limited	England
The Button Communications Group Limited	England

D.    PROPERTY, PLANT AND EQUIPMENT.

The Company’s offices in Brighton, London and Milton Keynes in England, France, California and Sweden are subject to lease agreements. The Company believes that these premises are adequate for its foreseeable needs.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion, Operating and Financial Review and Prospects, contains forward-looking statements, which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under ''Risk Factors'' in Item 3.D. and elsewhere in this Annual Report.

A.    OPERATING RESULTS.

Critical Accounting Policies.

The Company considers certain accounting policies relating to revenue recognition to be critical to its business operations, since the gross margins attributable to the different revenue elements identified in the LFA business segment are markedly different and thus can significantly impact short-term results. In determining these different elements, estimates of fair values are made which determine whether revenues are recognized as delivered or deferred. The Company has chosen to adopt a fixed 85%/15% ratio for delivered/deferred revenues in future programs, based on its experiences with those campaigns launched to date. This ratio will be examined periodically, and adjusted if necessary.

Since entering into various loan arrangements (as set out above at Item 4A, "Recent Developments") the Company has adopted the recognised and recommended accounting treatments regarding embedded derivatives arising.

Revenue Recognition.

Net sales represent the value of goods and services delivered, excluding value added tax, and for the year ended April 30, 2006 can be categorized by activity into one of five sources.

Consultancy Service.

Consultancy revenues fall into the Futuremedia e-Learning Services segment. These revenues are invoiced at the completion of each work package, and revenues recognized at that time.

Custom Designed Content Products.

Custom designed content product revenues are managed within Futuremedia Content Studio and reported in the e-Learning segment. These are products that are specifically designed to meet a customer’s individual e-learning needs. Due to the customization and modification required, revenue for these long-term contracts are recognized on a percentage cost to completion basis.

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

Managed Benefit Programs.

Managed Benefit Programs are those that comprise a combination of hardware, software and services, installed at the homes of participating employees of clients that contract with Futuremedia for the provision of such services. Revenues are categorized as being either ‘delivered’ or ‘deferred’ depending on the nature of each element of the installed package. Typically, all hardware, operating software together with any software programs delivered on local media, either CD-rom or loaded on the hard disc, are treated as ‘delivered’ revenues, whilst the remaining services, which typically comprise telephone and e-mail support, the provision and hosting of a Learning Management System and various online software programs, are treated as ‘deferred’ revenues. For revenue recognition purposes, the package price is allocated by element in accordance with fair values of each element. ‘Delivered’ revenues are recognized on customer acceptance, ‘deferred’ revenues are recognized over the period of the agreement, typically three years. Certain of these programs were provided under the UK Government’s Home Computing Initiative scheme, also known as HCI, and previously known as Learning for All. Under HCI, participating employees could take advantage of tax incentives provided under HCI schemes, reducing the cost of purchase. HCI was terminated by the UK Government, effective as of April 6, 2006.

Overview of Operating Results.

For the fiscal years ended April 30, 2006, 2005 and 2004, the Company reported net losses of GBP6,750,000 ($12,327,000), GBP3,958,000 and GBP1,662,000, respectively, on revenues of GBP17,560,000 ($32,070,000), GBP15,651,000 and GBP18,661,000, respectively. As a consequence of its operating results, the Company has encountered significant cash constraints on its operations. The Company’s Learning For AllTM product, launched in October 2003, continued to make the major contribution to the income statement, generating GBP 15.2 million ($27.8 million) of revenues and GBP2.4 million ($4.4 million) of gross margin contribution in fiscal 2006, compared to GBP14.0 million of revenues and GBP1.0 million of gross margin contribution in fiscal 2005. Operationally, management regards the business as falling into one of two business streams: Futuremedia Learning for AllTM and Futuremedia e-Learning. The summary income statement analyzed into the two segments is as follows for the year ended April 30:

	2006			2006			2005
	$ millions			GBP millions			GBP millions
	Revenues	Cost of Sales	Margin	Revenues	Cost of Sales	Margin	Revenues	Cost of Sales	Margin
Learning For AllTM	27.8	23.4	4.4	15.2	12.8	2.4	14.0	13.0	1.0

e-Learning	4.3	2.6	1.7	2.3	1.4	0.9	1.6	1.4	0.2

Total	32.1	26.0	6.1	17.5	14.2	3.3	15.6	14.4	1.2

Operating expenses			15.5			8.5			5.0

Operating loss			(9.4)			(5.2)			(3.8)

Following the Company’s success in raising additional funding during October and November 2006, the Board of Directors believes that the Company’s cash resources and available borrowings are sufficient for it to meet its working capital needs for the following twelve months and therefore has prepared this Form 20-F on a going concern basis.

2006 Compared with 2005.

Revenues.

The Company achieved sales of GBP17,560,000 ($32,070,000) in the year ended April 30, 2006, an increase of 12.2% when compared to GBP15,651,000 in the previous year. The increase in revenues occurred in both operating segments. In the Learning for All segment, the delay in revenues experienced in the latter quarter of the previous fiscal year led to an upturn in revenues in the early part of the current fiscal year following the removal of the uncertainty introduced into this segment whilst the UK government completed its review of Consumer Credit legislation. The revenues arising from the traditional e-Learning business showed GBP2.3 million ($4.3million), an increase of GBP720,000 ($1,315,000) over the prior fiscal year, virtually all of which arises as a result of the full year effect of including the revenues achieved by the company’s Open Training subsidiary in Sweden which amounted to GBP918,000 ($1,677,000), compared to GBP253,000 in the year to April 30, 2005.

Cost of Sales.

The Company's cost of sales for the current fiscal year includes a stock write off of GBP375,000 ($685,000) arising from the disposal of excess Learning for All stocks of hardware inventory, which had been purchased in advance to ensure security and timeliness of supply, but which were found to be excess following the unexpected withdrawal of the tax benefits arising from the UK’s HCI scheme. Including this item, the cost of sales as a percentage of revenues was 81.1% compared to 90.7% for the previous fiscal year, which also included GBP568,000 of stock write offs. Excluding the stock write offs for the current and previous year, the cost of sales as a percentage of sales was 79% and 88%. The improvement in the current year is due mainly from cost benefits arising in the HCI segment following a change of distribution partner, but also includes the full year effect of the Open Training operation.

Gross Profit.

The gross profit for the current fiscal year, after including the stock write off discussed above, showed a significant increase over the previous year at GBP3,314,000 ($6,053,000) compared with GBP 1,241,000 for 2005. The improvement arises both from savings achieved in cost of sales in the HCI segment, but also reflects the impact of improved revenues achieved in the year, which, due to the fixed nature of certain of the cost of sales, resulted in improved margins. The margins for both 2006 and 2005 were net of GBP 375,000 and GBP568,000 respectively resulting from stock write offs in the HCI segment. Excluding these items, the margin arising from trading in 2006 was GBP3,689,000, compared to GBP 1,809,000, and the resultant margin as a percentage of sales was 21% and 11.6% respectively. Under the revenue recognition rules applicable to the Learning For AllTM product line, revenues are categorised as either delivered or deferred. The cost structure of these elements is such that the margin earned on the deferred element is higher than the delivered element. The overall gross margin will therefore be affected by the ratio of delivered to deferred revenues in any year. Of the total revenues recorded in the Learning for All segment in fiscal 2006, 87% were categorized as delivered revenues, and 13% were categorized as deferred revenues, compared with 92% and 8% respectively for fiscal year 2005.

Operating Expenses.

Operating expenses increased significantly in 2006 to approximately GBP8.5 million ($15.5 million) or 48% of revenue from approximately GBP5.0 million or 32% of total revenues in 2005. These cost increases arose primarily as a result of external consultancy fees associated with the arrangement of loan financing, approximately GBP1.3million ($2.4million); additional investment in marketing of Learning for All campaigns, including staff costs and external marketing costs of approximately GBP600,000 ($1,100,000); additional facilities expense of approximately GBP200,000 ($365,000) as the company expanded in the early part of fiscal 2006, together with restructuring costs necessarily incurred and provided as a result of actions taken following the demise of the UK HCI market in April 2006, totaling approximately GBP400,000 ($731,000). Fiscal 2005 enjoyed the benefit from write backs of provisions of approximately GBP199,000 and GBP306,000 associated with National Insurance due on stock options and variable options accounting respectively arising as a result of the difference in the Company’s traded stock price between April 30, 2004 and April 2005, which was not repeated in the current year.

Interest Income and Expense.

Interest income for 2006 was GBP41,000 ($75,000) compared to a net interest income for 2005 of GBP119,000, as a result of the reduced ability for the tactical investment of cash surpluses in 2006.

Interest expense for the year ended April 30, 2006 was GBP1,633,000 ($2,982,000) compared to GBPNil for 2005, all of which is associated with the convertible loan arrangements entered into during the year, including a non-cash charge of GBP1,416,000 ($2,586,000) arising from the accounting treatment of the embedded derivatives pursuant to those arrangements.

Foreign Currency Gains/Losses.

There was a foreign currency loss in fiscal 2006 of GBP6,000 ($11,000) resulting from movements in exchange rates between GBP and USD, compared to a currency losses from similar causes of GBP10,000 in fiscal 2005.

Income/loss from Equity investment.

Under equity accounting rules with regard to its investment in Luvit AB, the Company took a charge of GBP343,000 in fiscal 2005 as a result of impairment testing of the remaining goodwill arising from the investment. During the year ended April 30, 2005, the Company sold all its remaining shares in Luvit AB, generating a gain on sale of GBP54,000 ($103,000).

Stock compensation arising from Variable options accounting.

As a result of the difference between the trading price of the Company’s stock at the end of the current fiscal year compared with the exercise price of the 86,667 remaining variable options, a compensation loss of GBP20,000 ($37,000) was recorded in the current fiscal year compared with a gain of GBP306,000 ($584,000) recorded in the prior fiscal year.

Income Tax Expense.

There was no income tax charge to the Company in fiscal 2006 and in fiscal 2005. The Company possesses significant tax losses in the UK that are available for offset against future profits without limit of time, provided no substantial change in the nature of trade. At April 30, 2006, potential deferred tax assets amounted to GBP6,519,000 ($11,906,000), of which none was recognized, compared to GBP5,434,000 at April 30, 2005, of which none was recognized in expectation of the results for the year to April 30, 2006.

2005 Compared with 2004.

Revenues.

The Company achieved sales of GBP15,651,000 ($29,854,000) in the year ended April 30, 2005, a decrease of 16.1% when compared to GBP18,661,000 in the previous year. The reduction in revenues occurred primarily during the latter half of fiscal 2005, as a result of the uncertainty introduced into the LFA segment whilst the UK government completed its review of Consumer Credit legislation. Further delays also occurred while clients deferred scheme implementations in anticipation of the inclusion of Child Care vouchers, which were eventually introduced in February 2005. The takeup for the Royal Mail Phase 4 and Compass Phase 1 campaigns were lower than expected, which adversely affected revenues. At April 30, 2005, the Company’s forward customer orders amounted to approximately GBP4.6 million ($8.8 million), that will be substantially fulfilled in the following twelve to 36 months, compared with GBP4.3 million at April 30, 2004. The increase in the value of the outstanding order book reflects the nature of the revenue recognition methodology associated with the Learning For All™ product, whereby approximately 85% of the revenues are recognized on delivery, with the remaining 15% recognized over the three-year period of the contract. The revenues arising from the traditional e-Learning business showed an increase of GBP320,000 ($610,000) over the prior fiscal year, of which GBP253,000 ($483,000) were generated by the newly-acquired Open Training AB company for the period February 15 2005 to April 30, 2005.

Cost of Sales.

The Company's cost of sales for the year to A|pril 30, 2005 included a stock write off of GBP568,000 ($1,083,000) arising from the disposal of excess Learning for All stocks of hardware inventory, which had been purchased in advance a) to ensure security of supply and b)in expectation of higher takeup in primarily the Royal Mail follow-up campaigns. After adjusting for this item, the cost of sales as a percentage of revenues remained unchanged at 88.4%, the same as for 2004, despite the increase in proportion of higher-margin deferred Learning for All revenues earned in 2005. Certain of the cost elements charged to cost of sales include fixed salaries of support, administration and management staff which do not vary with revenue volumes. The downturn in Learning for All delivered revenues for 2005 therefore was not accompanied by a proportional reduction in direct costs, but this was balanced by the reduced costs associated with the delivery of Learning for All deferred revenues. In the traditional e-Learning activity, which included the results for Open Training AB since its acquisition, the cost of sales as a percentage of revenues improved to 87% compared to 100% in fiscal 2004. Again, there is a significant element of fixed costs in cost of sales representing permanent production, management and administration staff in this segment.

Gross Profit.

The gross profit for the year to April 30, 2005 year was again adversely impacted by the GBP568,000 ($1,083,000) stock write off discussed above. After adjusting for this item, the gross profit as a percentage of revenues remained unchanged in 2005 at 12% gross profit, as in fiscal 2004, of which the Learning For AllTM activity was a gross profit of 13% and e-Learning a gross profit of zero%. Under the revenue recognition rules applicable to the Learning For AllTM product line, revenues are recognized as either delivered or deferred. The cost structure of these elements is such that the margin earned on the deferred element is higher than the delivered element. The overall gross margin will therefore be affected by the ratio of delivered to deferred revenues in any year. Of the total revenues recorded in the Learning for All segment in fiscal 2005, 92% were categorized as delivered revenues, and 8% were categorized as deferred revenues, compared with 99% and 1% respectively for fiscal year 2004. This resulted in an overall gross margin percentage, excluding the stock write off, of 12% for 2005, compared with 12% for fiscal 2004. The gross profit percentage for the e-Learning segment was 13% for the current fiscal year, compared to zero% for fiscal 2004.

Operating Expenses.

Operating expenses increased significantly in 2005 to approximately GBP5.0 million ($9.5 million) or 32% of revenue from approximately GBP3.5 million or 19% of total revenues in 2004. The increase, however, is net of a GBP199,000 ($380,000) gain arising from an exceptional adjustment of UK National Insurance calculated as due on outstanding options, and also a gain of GBP306,000 ($584,000) arising from stock compensation arising from variable option accounting, following the reduction in trading price of the Company’s ADR’s at April 30, 2005 compared to April 30, 2004. After removing the impact of these two adjustments from both fiscal years, the resultant increase of GBP2.7 million in cost when compared to 2004 reflects the full year effect in 2005 of the investments Futuremedia made towards the end of the previous fiscal year in sales and marketing activities to promote the Learning For AllTM product and to launch each separate sales campaign, together with an increase in the numbers of sales and marketing staff required to grow the two segments in accordance with the strategic plan, amounting to GBP1.2 million ($2.3 million). Additional costs amounting to GBP1.0 million ($1.9 million) were incurred as a result of the necessary strengthening of the Company’s management, finance and administration functions. Further increased costs for professional fees, accounting fees and facilities costs accounted for the remaining GBP0.4 million ($0.8 million) increase year on year.

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

Income/loss from Equity investment.

Under equity accounting rules with regard to its investment in Luvit AB, the Company took a charge of GBP343,000 ($654,000) in fiscal 2005 as a result of impairment testing of the remaining goodwill arising from the investment. During the year the Company sold all its remaining shares in Luvit AB, generating a gain on sale of GBP54,000 ($103,000)

Stock compensation arising from Variable options accounting.

In February, 2002, 1,075,000 existing options to purchase ordinary shares under the Unapproved Executive Share Option Scheme at prices varying from $0.59 to $3.00 per Ordinary share were cancelled and replaced with options to purchase 556,417 Ordinary shares at $0.10 per Ordinary share and 518,083 Ordinary shares at $0.15 per Ordinary share, vesting between July 2002 and March 2003. These are now accounted for as variable options. During the fiscal year ended April 30, 2004, a total of 143,333 options were exercised and traded. As a result of the difference between the exercise price of the variable options and the trading price of the Company’s stock at the time of trading and at the year end for the 931,667 variable options that remained, a compensation expense was recorded in the year ended April 30, 2004 amounting to GBP686,000. In September 2004, a total of 845,000 variable options were excercized and sold. As a result of the difference between the exercise price of the variable options and the trading price of the Company’s stock at the time of trading and at the year end for the 86,667 remaining variable options, a compensation gain was recorded in fiscal 2005 of GBP306,000 ($584,000).

Income Tax Expense.

There was no income tax charge to the Company in fiscal 2005 and in fiscal 2004. The Company possessed significant tax losses in the UK that will be available for offset against future profits without limit of time, provided no substantial change in the nature of trade. At April 30, 2005, potential deferred tax assets amounted to GBP5,434,000 ($10,365,000), of which GBP47,000 ($90,000) was recognized, compared to GBP4,411,000 at April 30, 2004, of which GBPnil was recognized in expectation of the results for the year to April 30, 2005.

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 123 (revised 2004), Share-Based Payment.

In December 2004, the FASB issued Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“FASB No. 123”), supersedes APB No. 25, “Accounting for Stock Issued to Employees”
and amends FASB Statement No. 95, “Statement of Cash Flows.” SFAS No. 123(R) requires that companies recognize all share-based payments to employees, including grants of employee stock options, in the financial statements. The recognized cost will be based on the fair value of the equity or liability instruments issued. Pro forma disclosure of this cost will no longer be an alternative under SFAS No. 123(R). The Statement is effective for public companies at the beginning of the first annual reporting period that begins after June 15, 2005.

As permitted by FASB No. 123, the Company currently accounts for its stock-based compensation plans under APB No. 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)’s fair value method will have some impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position or cash flows. The impact of adopting SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact would have approximated the amounts in its pro forma disclosure as described in the disclosure of pro forma net income and earnings per share in Note 1 of the Notes to Consolidated Financial Statements. Based on SFAS No. 123(R), the Company will transition to the new requirements by using the modified prospective transition method. This transition method requires compensation cost to be recognized for all share-based payments granted after the date of adoption and for all unvested awards existing on the date of adoption.

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

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”). This standard establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 will become effective for the Company for accounting changes and corrections of errors beginning in fiscal 2007. SFAS No. 154 may have a significant effect on the Company’s consolidated financial statements to the extent that the Company changes its accounting principles in the future.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments” (“SFAS No. 155”). SFAS No. 155 amends SFAS No. 133 and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No. 155, among other things: permits the fair value remeasurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The Company is currently evaluating what effect the adoption of SFAS No. 155 will have on the Company’s future results of operations and financial condition.

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will become effective for the Company beginning in fiscal 2008. The Company is currently evaluating what effect the adoption of FIN 48 will have on the Company’s future results of operations and financial condition.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 157, "Fair Value Measurements" ("FAS 157"), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under GAAP. As a result of FAS 157, there is now a common definition of fair value to be used throughout GAAP, which is expected to make the measurement of fair value more consistent and comparable. The Company must adopt FAS 157 in fiscal 2009, but has not yet begun to evaluate the effects, if any, of adoption on its consolidated financial statements.

On September 13, 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 (SAB 108") which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company does not expect this pronouncement to have a material impact on the Company's consolidated financial statements.

B.    LIQUIDITY AND CAPITAL RESOURCES.

Internal and External Sources of Liquidity.

During the year ended April 30, 2006, the Company issued a further 20,867,473 Ordinary Shares in reliance of Regulation S, representing aggregate gross proceeds of GBP2,340,000 ($4,274,000), of which GBP2,331,000 ($4,257,000) was received after the year end.

Also during the year ended April 30, 2006, two staff exercised options for the purchase of an aggregate of 300,000 Ordinary Shares under the Unapproved Executive Share Option Scheme, representing aggregate gross proceeds of GBP25,000 ($46,000), of which all was received by the end of the year.

On July 21, 2005, the Company entered into a private placement with M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC), through its designated funds, Monarch Pointe Fund, Ltd, Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP (collectively, “M.A.G.”), to provide financing to the Company in the amount of $4 million. The investment was made via a one year Convertible Debenture that was convertible (subject to certain terms and conditions) into Ordinary Shares of the Company. The conversion rate was based on the volume weighted average price of the Company’s ADSs for the five trading days prior to July 13, 2005, the date that the Company entered into a term sheet with M.A.G. for the investment. The loan bore interest at an annual rate equal to the greater of 8.5% or Wall Street Journal Prime Rate plus 3%, but in no event greater than 10%. The Company also issued warrants to the investors covering an aggregate of 6.2 million Ordinary Shares with an exercise price of $0.61 per share; subsequently on September 19, 2006, the Company reduced the exercise of such warrants to $0.11. In accordance with the Convertible Debentures issued to M.A.G. on July 21, 2005, the Company made its monthly principal payments for October 2005 and November 2005 of $333,000 each by issuing ADSs in place of cash payments. The Company issued 700,680 ADSs in October 2005 and 856,986 ADSs in November, 2005 respectively. Because the Company did not meet the average daily dollar trading volume requirements for November 2005, as an inducement for M.A.G. to waive the volume limitation, the ADSs issued for the November 2005 payment were issued at a 15% discount rather than the 12% discount that would otherwise apply. During the period from December 1, 2005 to the date of filing this Annual Report, the Company issued a further 16,141,390 ADSs in place of cash payments.

On December 19, 2005, the Company entered into a private placement with Cornell Capital Partners, LP, to provide the Company financing in the amount of $2,500,000. The investment was made via a Convertible Note that is convertible (subject to certain terms and conditions) into the Company’s ADSs. The conversion rate shall be equal to the lesser of (a) $0.525 or (b) an amount equal to ninety five percent (95%) of the lowest volume weighted average price of the ADSs, as quoted by Bloomberg, LP, for any period of three (3) consecutive trading days during the thirty (30) trading days immediately preceding the conversion date which may be adjusted pursuant to other terms of the Convertible Note. The Convertible Note bears interest at an annual rate equal to ten percent (10%) for the period of one (1) year following December 19, 2005. Commencing on December 19, 2006, interest shall accrue on the outstanding principal balance at an annual rate equal to eight percent (8%). Commencing on December 19, 2007, interest shall accrue on the outstanding principal balance at an annual rate equal to seven percent (7%). The Convertible Note matures on December 19, 2008. The Company also issued a Warrant to Cornell Capital Partners, LP covering an aggregate of 250,000 ADSs, with an exercise price of $0.70 per share. The Company subsequently reduced the exercise price of the Warrant to $0.095 per share on an unconditional basis and without further consideration. The Warrant expires on December 19, 2010. The agreement with Cornell Capital Partners, LP also provided for Cornell Capital Partners, LP to receive 187,500 ADSs without further consideration.  The Company also paid Yorkville Advisors Management, LLC, the investment manager for Cornell Capital Partners, LP a one-time commitment fee of $187,500. Net proceeds to the Company from the Cornell Capital Partners, LP investment were approximately $2,312,500. From March 2006 through October 17, 2006 the Company issued 18,346,520 ADSs, in the aggregate, in connection with Cornell Capital Partners, LP’s partial conversion of its $2,500,000 Convertible Note. Following these partial conversions, the outstanding principal balance of the Convertible Note is approximately $473,631.

On April 25, 2006, the Company announced that it completed the acquisition of EBC. Under the terms of the agreement, the Company acquired EBC for GBP 4.45 million, consisting of a combination of cash (GBP 3.75 million or $6.675 million) and the Company’s ADSs (valued at GBP 700,000 or $1.25 million and consisting of 4.8 million ADSs). The cash portion of the purchase price was financed by Cornell Capital Partners, LP, Certain Wealth, Ltd., and TAIB Bank B.S.C. in the form of a $7.5 million private placement, also known as the $7,500,000 Financing. The investment was made via three Secured Convertible Notes that are convertible (subject to certain terms and conditions) into the Company’s ADSs. The conversion rate was equal to the lesser of (a) $0.34 or (b) an amount equal to ninety five percent (95%) of the average of the three (3) lowest volume weighted average prices of the ADSs, as quoted by Bloomberg, LP, during the thirty (30) trading days immediately preceding the conversion date which may be adjusted pursuant to other terms of each of the Secured Convertible Notes. The Secured Convertible Notes bear interest at an annual rate equal to ten percent (10%) for the period of one (1) year following April 19, 2006. Commencing on April 19, 2007, interest shall accrue on the outstanding principal balance at an annual rate equal to eight percent (8%). Commencing on April 19, 2008, interest shall accrue on the outstanding principal balance at an annual rate equal to seven percent (7%). Each of the Secured Convertible Notes matures on April 19, 2009 and is secured by certain of the Company’s assets. The Company also issued a warrant to Cornell Capital Partners, LP covering an aggregate of 4,000,000 ADSs, with an exercise price of $0.20 per share, which becomes exercisable any time after April 19, 2006, but not after April 19, 2011, and a warrant covering an aggregate of 750,000 ADSs, with an exercise price of $0.70 per share, which becomes exercisable any time after April 19, 2006, but not after April 19, 2011. The Company subsequently reduced the respective exercise price of these warrants to $0.095 per share on an unconditional basis and without further consideration. The agreement with Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C., also provided for Cornell Capital Partners, LP to receive 562,500 ADSs without further consideration. The Company also paid Yorkville Advisors Management, LLC, the investment manager for Cornell Capital Partners, LP a one-time commitment fee of $562,500. Net proceeds to the Company from the $7,500,000 Financing investment by Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bak B.S.C.(c) were approximately $6,937,500.

As disclosed below in this section and elsewhere in this Form 20-F, the Company amended certain terms and conditions of the $7,500,000 Financing in August 2006 in connection with additional financing from Cornell Capital Partners, LP, Certain Wealth, Ltd., and TAIB Bank, B.S.C.

On March 23, 2006 the Company entered into an agreement to acquire Button Group plc, also known as Button. The acquisition was completed on May 26, 2006. The purchase price for the acquisition was GBP 5.3 million ($9.9 million), consisting of a combination of cash GBP 2.3 million ($4.3 million) and the Company’s ADSs valued at GBP 3 million ($5.6 million) issued at the share closing price on May 25, 2006. Button is an integrated design and brand communications agency providing strategic marketing solutions to blue chip European and US companies. Headquartered in London, Button was established in 1972 and has offices in Los Angeles and Cannes.

On May 4, 2006, the Company announced a private placement of ADSs for subscriptions totaling $4,315,000. The Company used the proceeds of this placement to finance the acquisition of Button Group plc, which the Company completed on May 26, 2006, and for additional working capital. Of the $4,315,000 private placement, $3,500,000 was invested by Le Shark Limited, a UK-based investor, at the price of $0.20 per share for a total of 17,750,000 ADSs. The Company’s Directors Jan Vandamme, Leonard M. Fertig, Mick Pilsworth and Michiel Steel also each invested $50,000 in the Company’s ADSs, at a price calculated by reference to the average closing price of the Company’s ADSs for the 20 business days prior to April 21, 2006, representing approximately $0.255 per share, for a total of 783,700 ADSs. In addition, $565,000 was invested by Spintop Venture Holdings Limited, a British Virgin Islands based investment group, and $50,000 was invested by Marc Renson, a private European investor, both at a price of $0.20 per share, representing 3,075,000 ADSs. A finders fee has been paid on this transaction, in ADSs, at price of $0.20 per share, representing 773,575 ADSs.

On August 7, 2006, Cornell Capital Partners, LP, agreed to provide the Company with an additional $1,500,000 of capital, also known as the Additional $1,500,000 Financing. The proceeds of the transaction were used for payments on the remaining debt to M.A.G. Capital, LLC, as well as to provide working capital for growth in the Company’s new businesses. Cornell Capital Partners, LP’s $1,500,000 investment was made as an extension of the existing $7,500,000 financing loan from April 2006 (which was provided by Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C. and is convertible (subject to certain restrictions and limitations) into the Company’s ADSs. The amended loan, totaling an aggregate of $9,000,000, may be converted from time to time at the investor’s option (subject to certain restrictions and limitations) and is secured by the Company’s assets. In connection with the further investment, the Company also issued to Cornell Capital Partners, LP 165,000 ADSs at nominal value. Cornell Capital Partners, LP also received a commitment and structuring fee totaling $150,000. The Company also obtained limited waivers from Cornell Capital Partners, LP regarding certain of the Company’s obligations related to filing audited financial statements for the year ended April 30, 2006 with the Securities and Exchange Commission, also known as the SEC, and with MAG Capital LLC related to maintaining effective registration statements with the SEC in connection with its financing arrangements. The Company filed its audited financial statements for the year ended April 30, 2006 with the SEC on August 31, 2006.

As part of the Additional $1,5000,000 Financing, the Company amended certain of the terms and conditions relating to the $7,500,000 financing from Cornell Capital Partners, LP, Certain Wealth Ltd. and TAIB Bank, B.S.C. which signed on April 19, 2006 and closed on April 25, 2006, also known as the $7,500,000 Financing. The $7,500,000 Financing and the Additional $1,500,000 Financing are together also known as the $9,000,000 Financing. As a result of such amendments, the conversion rate for the $9,000,000 Financing is equal to the lesser of (a) $0.30 or (b) an amount equal to eighty percent (80%) of the average of the three (3) lowest volume weighted average prices of the ADSs, as quoted by Bloomberg, LP, during the thirty (30) trading days immediately preceding the conversion date. The secured convertible notes underlying the $9,000,000 Financing continue to bear interest in accordance with the terms of the $7,500,000 Financing. Pursuant to the $9,000,000 Financing up to an additional 95,477,500 of the Company’s ADSs will be issuable (or have been issued) (i) upon conversion of an aggregate of $9,000,000 of secured convertible notes issued to Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C. (all such secured convertible notes amounting to 90,000,000 ADSs in the aggregate); (ii) upon exercise of the 4,000,000 ADS Warrant and the 750,000 ADS Warrant held by Cornell Capital Partners, LP in connection with the $7,500,000 Financing; and (iii) in connection with an aggregate of 727,500 ADSs which were issued to Cornell Capital Partners, LP without further consideration (representing 562,500 ADSs from the $7,500,000 Financing plus 1650,000 ADSs from the $1,500,000 Financing).

On September 19, 2006 the Company announced that the Company unconditionally reduced the $0.61 per share exercise price of the Company’s 6,175,104 warrants issued to M.A.G. Capital, LLC through its designated funds including the Monarch Pointe Fund, Ltd., Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP, collectively known as M.A.G. , in connection with the Company’s July 21, 2005 $4 million financing with M.A.G. The exercise price of the warrants were unconditionally reduced to $0.11 beginning on September 19, 2006. The Company will receive net proceeds of approximately $679,261 assuming all of the warrants are exercised.

On September 22, 2006 the Company announced that it unconditionally reduced (i) the $0.70 per share exercise price of the 250,000 ADS warrant, also known as the 250,000 ADS Warrant, issued to Cornell Capital Partners, LP in connection with the Company’s December 19, 2005 $2,500,000 financing with Cornell; (ii) the $0.20 per share exercise price of the 4,000,000 ADSs warrant (the “4,000,000 ADS Warrant) issued to Cornell in connection with the Company’s August 3, 2006 $9,000,000 financing with Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C., also known as the $9,000,000 Financing; and (iii) the $.70 per share exercise price of its 750,000 ADSs warrant , also known as the 750,000 ADS Warrant, issued to Cornell Capital Partners, LP in connection with the $9,000,000 Financing. The 250,000 ADS Warrant, the 4,000,000 ADS Warrant and the 750,000 ADS Warrant are also known as the Warrants. The exercise price of the Warrants were unconditionally reduced to $0.095 beginning on September 22, 2006. The Company will receive net proceeds of approximately $475,000 assuming all of the Warrants are exercised.

On September 28, 2006 Cornell Capital Partners, LP agreed to provide the Company with an additional $550,000 of capital, also known as the $550,000 Financing. The proceeds of the transaction will be used for general working capital purposes. Cornell Capital Partners, LP’s $550,000 investment was made by way of a loan that is convertible (subject to certain restrictions and limitations) into the Company’s Ordinary Shares from time to time at Cornell Capital Partners, LP’s option (subject to certain restrictions and limitations) and is secured by the Company’s assets. The conversion rate for the $550,000 loan was based on the lesser of $0.12 or 80% of the lowest weighted average price of the Company’s Ordinary Shares during the 30 trading days immediately preceding the time of conversion. The loan has a term of 3 years and bears interest at an annual rate of 10%. In connection with the $550,000 investment, the Company issued to Cornell Capital Partners, LP’s 1,000,000 Ordinary Shares at nominal value. Yorkville Advisors, LLC, the General Partner of Cornell Capital Partners, LP also received commitment fees of $55,000. Pursuant to the $550,000 Financing up to an additional 14,749,999 of the Company’s ADSs would have been issuable (or have been issued) (i) upon conversion of the $550,000 Secured Convertible Note; and (ii) in connection with 1,000,000 ADSs which were issued to Cornell Capital Partners, LP without further consideration. The Secured Convertible Loan Note for $550,000 Financing was repaid by the Company on October 27, 2006.

On October 24, 2006, the Company entered into a letter agreement with Cornell Capital Partners, LP indicating that the Company desired to obtain future alternative financing, subject to, and consistent with, all of Cornell Capital Partners, LP’s rights under its existing notes and related agreements, and use proceeds of any such financings to repay part of the Cornell Capital Partners, LP notes. In connection therewith, the Company and Cornell Capital Partners, LP agreed that Cornell Capital Partners, LP shall have the right to compel the Company to apply the first $2,000,000 of net proceeds received by the Company through any new financing transaction (including any loans (other than retail bank overdrafts), stock offerings, options, or warrant issuances) closed within six months of October 24, 2006 (regardless of the date that funds may actually be received by the Company if they are received later than six months through installment payments, exercise of options or warrants, or otherwise) toward the repayment of amounts outstanding under the notes issued to Cornell Capital Partners, LP (including principal and accrued interest). Furthermore, Cornell Capital Partners, LP agreed to waive any redemption premiums which may apply to such repayments, if they are made in accordance with the letter agreement, but such waiver shall not effect Cornell Capital Partners, LP’s rights to collect any applicable redemption premiums on other payments.

On October 25, 2006 the Company announced that it concluded a separate and unrelated offshore equity private placement of up to $5,000,000 with a corporate investor to provide funding for the Company’s continued operations until the Company reaches cash positive operations by the first calendar quarter of 2007. The $5,000,000 private placement was conducted in accordance with Rule 903 of Regulation S, promulgated under the United States Securities Act of 1933, as amended. The investment comprises an initial payment to the Company of $3,000,000 in exchange for 20,000,000 ADSs at a price of $0.15 per share and warrants giving the investor the right to purchase a further 80,000,000 ADSs at $0.025 per share for an additional $2,000,000. The warrants are exercisable for one year. The use of the proceeds will be to fund remaining HCI obligations due to the UK Government’s decision to terminate the program in April 2006, remaining expenses connected to the acquisitions of EBC and Button, and to pay down a portion of the convertible debt owed to Cornell Capital Partners, LP. Pursuant to the Company’s agreements with Cornell Capital Partners, LP, Cornell Capital Partners, LP consented to the Company’s issuance of all the ADSs and the warrants issued pursuant to the $5,000,000 private placement. In connection with Cornell Capital Partners, LP’s consent, the Company repaid $553,514 of outstanding principal and accrued interest to Cornell Capital Partners, LP on October 24, 2006, thereby fully paying off the $550,000 Financing.

On November 8, 2006 we announced that we concluded a separate and unrelated offshore equity private placement of $800,000 with Le Shark Limited provide funding for our continued operations. The $800,000 private placement was conducted in accordance with Rule 903 of Regulation S, promulgated under the United States Securities Act of 1933, as amended. The investment comprises a payment to us of $800,000 in exchange for 16,000,000 ADSs at a price of $0.05 per share. The use of the proceeds will be to fund remaining HCI obligations due to the UK Government’s decision to terminate the program in April 2006, remaining expenses connected to the acquisitions of EBC and Button, and to pay down a portion of the convertible debt owed to Cornell Capital Partners, LP.

At November 13, 2006, the Company's cash resources and available borrowings amounted to approximately GBP1,010,000 ($1,921,000). In the course of its operations the Company has sustained continuing operating losses which have resulted in the Company requiring short-term bank and other loans and equity and loan stock finance to sustain its operations. Since its initial public offering (“IPO”), the Company has incurred net losses and experienced negative cash flows from operating activities. Net losses since its IPO resulted in an accumulated deficit of GBP28,481,000 ($52,015,000) as of April 30, 2006. Following the Company’s success in raising additional funding during October and November 2006, the Board of Directors believes that the Company’s cash resources and available borrowings are sufficient for it to meet its working capital needs for the following twelve months and therefore has prepared this Form 20-F on a going concern basis.

Sources and Amounts of Cash Flows.

On November 13, 2006, the latest date available at time of filing, the total amount of cash and cash equivalents on hand was approximately GBP1,010,000 ($1,921,000) compared with a total of cash and cash equivalents at April 30, 2006 of GBP1,155,000. This decrease primarily represents losses incurred since the year end, cost and expenses incurred in the acquisition of Button Group plc together with partial repayments of loans to Cornell Capital LLP amounting to GBP3,512,000, offset by the receipt of £3,140,000 gross outstanding from investments in the Company made since the year end.

On April 30, 2006, the total amount of cash and cash equivalents on hand was GBP1,155,000 ($2,109,000) as compared to cash and cash equivalents of GBP1,084,000 as at April 30, 2005. The increase is net of losses incurred in the year, costs and expenses associated with the acquisition of EBC Limited, offset by the proceeds of the various convertible loan arrangements entered into during the year.

The Company's ratio of current assets to current liabilities stood at 0.8 at April 30, 2006, compared with 0.6 at April 30, 2005. As at August 31, 2006 (the latest date at which the Company had information before filing), this ratio was 0.39.

On April 30, 2005, the total amount of cash and cash equivalents on hand was GBP1,084,000 ($2,068,000) as compared to cash and cash equivalents of GBP4,651,000 as at April 30, 2004. The reduction arises primarily from losses incurred in the year, net of some positive cashflows generated by the Learning For AllTM revenue stream, where all fees for delivered hardware, software and services are payable in total on installation of the product in the participants’ homes, including those fees in respect of services to be provided over the three years of the service contract.

The Company's ratio of current assets to current liabilities stood at 0.6 at April 30, 2005, compared with 1.1 at April 30, 2004. As at June 30, 2005, this ratio was 0.51.

As of April 30, 2006, the Company had no long-term obligations other than the convertible loan commitments referred to elsewhere in this document. At April 30, 2006, the Company had no material commitment for capital expenditure. As of November 13, 2006, the Company had no material commitments for capital expenditures.

Commitments.

Following the Company’s move to Brighton, it entered into a lease arrangement for office facilities until 1 March 2014, with a break clause effective in June 2007 (if a notice is served taking the break option before December 25, 2006). Initially, this arrangement was for a serviced area of 4,700 square feet, but, in June 2004, due to the rapid expansion of the business, the occupied space was increased to 7,700 square feet, on similar terms and conditions. The annual cost, including service charges, is approximately GBP164,000 ($312,000). The Company entered into a further lease arrangement for 2,300 square feet in Brighton during December 2005, to permit anticipated further expansion. The lease for the additional space is co-terminous with the earlier Brighton lease and the annual cost, including service charges, is approximately £60,000 ($114,000).

Executive Business Channel Limited occupies premises in Milton Keynes, England, pursuant to a lease arrangement which expires on 31 March 2008. The annual cost is approximately GBP56,000 ($107,000).

Button Group plc occupies premises in London, England, pursuant to a lease arrangement which expires on 28 March 2001. The annual cost, including service charges, is approximately GBP170,000 ($324,000).

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

During the fiscal year ended April 30, 2006, a total of GBP275,000 ($502,000) of research and development costs was expensed. During the fiscal years ended April 30, 2005 and 2004, GBP261,000 and GBP196,000, respectively, of research costs were expensed. An average of four staff were employed on research and development activities in the year ended April 30, 2006.

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

D.    TREND INFORMATION.

The Company’s forward order book reflects orders for products or services for which the Company has accepted purchase orders or contracts with assigned delivery dates within 36 months. The level of orders in the Company’s forward order book at any particular time is not necessarily indicative of the Company’s future operation performance. Delivery schedules may be extended and purchase order or contracts may be canceled at any time for reasons beyond the Company’s control.

E.    OFF-BALANCE SHEET ARRANGEMENTS.

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The following is a summary of the Company’s contractual obligations, as specified below, as of April 30, 2006:

Payments due by Period

Contractual Obligations GBP000’s	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt Obligations	-	-	-	-	-

Capital (Finance) Lease Obligations	-	-	-	-	-

Purchase Obligations	-	-	-	-	-

Operating lease obligation	654	394	126	89	45

Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statement	-	-	-	-	-

Total	654	394	126	89	45

As of April 30, 2006, the Company had no material contractual obligations outstanding with respect to capital expenditure.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT.

The Company's directors and senior management, and any employees such as scientists or designers upon whose work the Company is dependent as of the date of this Annual Report are as follows:

Name	Age	Since	Position with the Company
Board Members:

Robert Bingham	61	2006	Director
Leonard M Fertig	59	2004	Director and Chief Executive Officer
Michael Pilsworth (1) (2)	55	2005	Director
John Schwallie (2)	43	2005	Director
Michiel Steel (1)(2)	63	2005	Director
Jan Vandamme(1)	47	1998	Director and Chairman of the Board of Directors

Senior Management:
Peter Machin	57	2006	Interim Chief Finance Officer
Andrew Haire	39	2006	Company Secretary
Thomas Bingham	28	2006	Managing Director, Button Group
Graham Mackie	44	2006	CEO, Executive Business Channel Limited

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee

Mr. Robert Bingham joined the Board in June 2006 and is a seasoned graphic design and brand communications executive. He co-founded the Button Group with Susan Bingham in 1975 and managed the company for more than 30 years. In 1987 Button was purchased by British broadcaster, TVS, and later merged into the Midem Organization. Following the acquisition of Midem by Reed to form the Reed-Midem organization, Robert Bingham served as Chief Executive of Midem. In 1994, the Binghams re-purchased Button from Reed-Midem, and Robert Bingham served as the Chairman and CEO until Thomas Bingham acquired the company in 2005 and became Managing Director. Prior to founding the Button Group, Robert Bingham was employed by two London advertising agencies, Major Michell and Hicks Oubridge. Mr. Bingham received a National Design Diploma in graphic design from St. Martins College of Art.

Mr. Leonard Fertig joined the board as a non-executive independent director in August 2004. On January 24, 2005, Mr. Fertig was appointed Chief Executive Officer following the resignation of the previous Chief Executive Officer, Mr. Mats Johansson. Mr. Fertig holds Batchelor’s and Masters Degrees in Industrial engineering and Operations Research from Columbia University, New York, and holds a Certification as a Registered Investment Advisor and Financial Planner from Adelphi University, New York.

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

Mr. John Schwallie was appointed to the board on March 17, 2005, as a non-executive independent director. Mr. Schwallie is a seasoned operational and financial executive with more than 15 years experience building and restructuring businesses, both private and publicly-traded. Mr. Schwallie holds a Batchelor’s degree from Skidmore College, New York, and a Masters Degree in Business Administration from Cornell University, New York, and is a Certified Public Accountant, New York.

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

Mr. Peter Machin joined the Company in 1996 as Commercial Director, assuming the role of Chief Financial Officer and Company secretary in 1999. Prior to joining the Company, Mr. Machin has held several senior financial management positions within the IT industry, most recently with International Computers Ltd. Since October 1, 2004, Mr. Machin has served as Company Secretary on a part-time basis, and currently acts as Interim Chief Financial Officer.

Mr Andrew Haire joined the Company in 2005 as Legal Affairs Director, assuming the role of General Counsel and then Company Secretary in 2006. Prior to joining the Company, Mr Haire worked in private practice as a corporate lawyer and as in-house counsel for several organizations, including COLT Telecom Group.

Mr Thomas Bingham joined Button in 1997 after finishing his studies at Dulwich College. He started with the group as Technical Director and over the years has developed his knowledge of the business as Group Operations Manager and today as Managing Director, Button.

Mr Graham Mackie joined Executive Business Channel in 2000 and assumed the position as CEO of Executive Business Channel in 2005.

B.    COMPENSATION.

The amount of compensation paid (including benefits in kind) to the Company’s Directors and senior management during the year ended April 30, 2006 were as follows:

	Basic	Performance
	Salary	Related	Sales	Benefits
	and fees	Bonus	commissions	in kind	Total
	GBP000	GBP000	GBP000	GBP000	GBP000

Leonard M. Fertig (1)	158,000	-	-	1,000	159,000

Mark Wilsher (2)	77,000	-	-	-	77,000

Peter Machin (3)	65,000		-	1,000	66,000

Jan Vandamme (4)	59,000	-	-	-	59,000

Michael Pilsworth (5)	40,000	-	-	-	40,000

John Schwallie (5)	36,000	-	-	-	36,000

Michiel Steel (5)	34,000	-	-	-	34,000

Stephen Oliver (6)	25,000	-	-	-	25,000

(1)
Mr. Fertig was appointed as CEO in January 2005. Under an employment agreement with the Company, Mr. Fertig’s annual base salary is GBP150,000. Mr. Fertig may also be entitled to a bonus at the discretion of the Board of Directors.

(2)	Mr. Wilsher was appointed as CFO in March 2005. Under an employment agreement with the Company, Mr. Wilsher’s annual base salary is GBP115,000. Mr. Wilsher resigned in December 2005.
(3)	Mr. Machin currently serves on a part-time basis and is compensated at a rate of GBP450 per day for his services.
(4)
The services of Mr. Vandamme as Chairman of the Board of Directors are provided to the Company under the terms of the Company’s standard independent chairman agreement, pursuant to which Mr. Vandamme is paid a fee of GBP5,000 per month (inclusive of fees for each committee of the Board on which Mr. Vandamme serves). Mr. Vandamme does not receive any other fees or compensation from the Company. Fees paid to Mr Vandamme in the current fiscal year include GBP5,000 in respect of fees unpaid from the prior year, and were paid exclusively for board and board committee services.

(5)
The services of Messrs Pilsworth, Schwallie and Steel, respectively, are provided to the Company under the terms of the Company’s standard independent director agreement, pursuant to which each Directors is paid a fee of GBP2,500 per month plus an additional monthly fee of GBP250 for each committee of the Board on which a Director serves. The foregoing Directors do not receive any other fees or compensation from the Company.

(6)
The services of Mr. Oliver as Interim Chief Finance Officer were provided under a temporary employment contract from December 2005 up to his resignation at the end of March, 2006 whereupon Mr Machin assumed the role of Interim Chief Finance Officer up until the time of the appointment of Mr Brian McArthur Musgrove as Chief Finance Officer in July 2006.

As of November 13, 2006, the Directors and members of senior management held the following options to purchase Ordinary Shares:

	Number of Ordinary Shares under Option	Exercise Price	Latest Expiry Date

Robert Bingham	44,795	$0.24	June 2016

Leonard M. Fertig	1,115,000	$0.22 to $0.7400	January 2016

Andrew Haire	110,000	$0.3316 to $0.3850	April 2016

Jan Vandamme (1)	900,000	$0.10 to $1.412	June 2016

Michael Pilsworth (2)	156,027	$0.24 to $0.535	March 2015

John Schwallie (2)	156,027	$0.24 to $0.535	March 2015

Michiel Steel (2)	156,027	$0.24 to $0.535	March 2015
____________________
(1)	Under the terms of the Company’s standard independent chairman agreement, Mr. Vandamme is entitled to receive additional options to purchase 75,000 Ordinary Shares on an annual basis.
(2)
Under the terms of the Company’s standard independent director agreement, each of Messrs Pilsworth, Schwallie and Steel is entitled to receive additional options to purchase 50,000 Ordinary Shares on an annual basis.

During the year ending April 30, 2006, no Directors or members of senior management exercised options to purchase Ordinary Shares

C.     BOARD PRACTICES.

Term of Office.

At the General Meeting of Shareholders held on June 8, 2006 all of the following Directors were elected of a term ending immediately after the Annual General Meeting of 2006, unless their terms are earlier terminated by a vote of the shareholders, removal by all of the members of the Board, resignation or death: Messrs Fertig, Pilsworth, Steel, Schwallie and Vandamme.

Employment and Service Contracts.

The services of Mr. Fertig are retained under a one-year service contract, terminable by either party by the serving of three months notice or payment in lieu of notice. The service contract is subject to English law, and on termination other than by mutual consent the employee may be entitled to additional compensation for loss of employment, including without limitation statutory redundancy pay and other compensation.

The services of Messrs Vandamme, Pilsworth, Steel, Bingham and Schwallie are retained under independent director service contracts, terminable by the serving of ninety days notice. These contracts will also terminate immediately the individual ceases to remain a Director.

Functioning of the Board of Directors and its Special Committees.

The Board of Directors meets upon invitation of the Chairman of the Board or of the Chief Executive Officer, whenever the Company’s interests require it, or when any director requests a meeting. The Board of Directors held fifteen meetings during fiscal 2005.

The Audit Committee operates pursuant to a written Charter that was approved and adopted by the Board of Directors. Under the provisions of the Audit Committee Charter, the Audit Committee is responsible for, among other things: recommending to the Board of Directors the nomination of the independent auditor; reviewing and monitoring the financial reporting process and internal control systems; reviewing the annual financial statements, the scope of the audit and the role and performance of the independent auditor; reviewing the independence of the independent auditors; providing an open avenue for communication between the independent auditor, management and the Board of Directors; reviewing and approving all related party transactions and reviewing its Charter annually. The Audit Committee is authorized to seek outside legal or other advice to the extent it deems necessary or appropriate, provided it shall keep the board advised as to the nature and extent of such outside advice. It is furthermore authorized to confer with Company management and other employees. In accordance with the Sarbanes-Oxley Act and in order to preserve the independence of the auditor, the Audit Committee has implemented a pre-approval procedure for audit and all permitted non-audit services. According to Nasdaq and SEC rules, the Audit Committee must consist of at least three members, all of whom have to be independent directors. The Audit Committee comprises Messrs Pilsworth (Chairman), Steel and Vandamme. The Audit Committee held 8 meetings during fiscal 2006. Mr Schwallie acted as Chairman of the Audit Committee until November 2006, when he stood down in order to provide interim strategic and tactical financial consultancy services to the Company for a limited period. Mr Pilsworth assumed the chairmanship of the Audit Committee in November 2006. The Board of Directors has determined that Mr Pilsworth meets the requirements of an "audit committee financial expert" as such term is defined under currently applicable rules of the SEC subject to the following. The applicable SEC rules require an "audit committee financial expert" to have an understanding of the body of generally accepted accounting principles used by the Company in its primary financial statements filed with the SEC. In the Company's case, that is US GAAP. The Board of Directors has determined that, while Mr Pilsworth has an extensive understanding of generally accepted accounting principles in certain jurisdictions, his direct experience with US GAAP is limited. The Company expects to expand the number of individuals who are "audit committee financial experts" during 2007; however there can be no assurance that the Company will be successful in this respect.

The Compensation Committee is responsible for, among other things, reviewing, monitoring and approving the remuneration of the executive directors and senior management of the Company and for administering certain aspects of the Company’s stock option and equity incentive plans. The Compensation Committee comprises Messrs. Steel (Chairman), Schwallie and Pilsworth. The Compensation Committee held 8 meetings during fiscal 2006.

In accordance with the Nasdaq rules, the Board of Directors has adopted resolutions confirming that all future director nominees will be selected in accordance with the Nasdaq rules such that all director nominees will either be selected, or recommended for the Board's selection, by a majority of the independent directors.

The Company believes that it is currently compliant with all SEC and Nasdaq rules and regulations relating to corporate governance, including without limitation requirements that the Board of Director be comprised of at least a majority of independent directors. In addition, in accordance with the Nasdaq rule, the Company has filed with Nasdaq a “Corporate Governance Certification Form” certifying the Company’s compliance with Nasdaq’s corporate governance rules governing:

•	composition of the audit committee;

•	adoption and annual review of the audit committee charter;

•	adoption of board resolutions addressing the nomination process for new directors;

•	regular scheduling of executive sessions of independent directors; and

•	adoption and public availability of a code of conduct for directors, officers and employees (which has been filed with the SEC and is available on the Company’s website - www.futuremedia.co.uk).

The Corporate Governance Certification Form is also available on the Company’s website (www.futuremedia.co.uk).

D.     EMPLOYEES.

At November 13, 2006, the Company employed 137 persons, including those employed by its wholly-owned subsidiaries Executive Business Channel Limited and Button Group plc. The breakdown of employees, by function by employer within the Futuremedia group, is as follows:

	Futuremedia PLC	Executive Business Channel	Button	Open Training	Total
Corporate Officers	3	1	1	1	6
Tech Support & Delivery	30	27	31	18	106
Sales & Marketing	5	2	1	1	9
Admin & Finance	7	2	7	0	16

Total	45	32	40	20	137

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

In addition, it is Company policy to employ contract staff to provide specialist skills when required and tactically when the workload demands across all areas. The Company may offer permanent employment to individual contractors when management can reasonably foresee a continuing commercial requirement for the contractor’s skills. The average number of temporary employees during the year ending April 30, 2006 was twelve, and for 2005 was ten.

None of the Company’s employees is covered by a collective bargaining agreement. As at November 13, 2006, 98 of the Company's employees are employed in the UK, 18 in Sweden, 11 in France and 10 in the USA. The Company believes that its relations with its employees are good.

The Company’s ability to achieve its business objectives is, in part, dependent on its ability to recruit the specialist skills it requires, both on a permanent and a contract basis.

The Company normally carries out monthly reviews of its operations, including its profits and losses, sales, marketing, and production. The Company has introduced incentives to the staff through profit-related bonuses, merit-based promotions and issues of share options. See “Employee Profit Sharing and Option Plans.”

E.    SHARE OWNERSHIP.

Share Ownership

With respect to the share ownership in the Company of the executive officers and Directors of the Company, see the disclosure in Item 7 below regarding “Major Shareholders and Related Party Transactions”.

Set out below is a summary of the plans or arrangements that the Company operates for involving employees in the capital of the Company.

Approved Executive Share Option Scheme. Under the Company’s Approved Executive Share Option Scheme, options to acquire the Company’s Ordinary Shares may be granted to all or selected employees. Any full-time employee, other than a director, of the Company who is not within two years of his or her due date of retirement and who, within one year preceding the grant, did not hold more than 10% of the share capital of the Company, is eligible to participate. The exercise price of the options must be no less than 85%, of the fair market value of the Company’s ADSs on the date of grant. The aggregate value of shares underlying the options granted to any employee may not exceed the greater of GBP100,000 ($160,000) or four times earnings.

Unapproved Executive Share Option Scheme. Under the Company’s Unapproved Executive Share Option Scheme, options to acquire Ordinary Shares may be granted to selected full-time employees, including directors, based on their performance. Such options may also be granted to non-employee directors. The exercise price of the options granted must be at or above the fair market value of the Company’s ADSs on the date of grant.

No further options will be granted pursuant to the Approved Executive Share Option Scheme or the Unapproved Executive Share Options Scheme and such plans have been terminated except for purposes of permitting outstanding options to be exercised in accordance with their terms, as applicable.

2005 Share Option Plan for New Employees. In March 2005, the Company adopted the Futuremedia Plc Unapproved 2005 Scheme for New Employees for purposes of granting options to purchase Ordinary Shares to certain new key employees. Under the 2005 Share Option Plan for New Employees, options may be granted exclusively to persons not previously employees or directors of the Company (or following a bona fide period of non-employment) as an inducement material to entering into employment with the Company. The exercise price of the options granted must be at or above the fair market value of the Company’s ADSs on the date of grant. The terms and conditions of this plan are otherwise substantially similar to the terms and conditions of the 2005 Unapproved Share Option Scheme, as described below. An aggregate of 1.2 million Ordinary Shares have been reserved for issuance under this plan.

2005 Unapproved Share Option Scheme (“2005 Unapproved Plan”). Pursuant to the 2005 Unapproved Plan, options may be granted to (a) employees, officers, directors, consultants and advisors of the Company and its Subsidiaries, and (b) any other person who is determined by the Directors (or a committee thereof) to have made (or is expected to make) contributions to the Company of inducement to retain the services of the option holder. The 2005 Unapproved Plan is administered by the Directors (or a committee thereof). Options only become exercisable once any conditions stipulated by the Directors (or a committee thereof) have been satisfied. Options are typically exercisable over a period of up to 10 years. The exercise price of the options granted must be at or above the fair market value of the Company’s ADSs on the date of grant.

Enterprise Management Incentive Plan 2005 (“EMI Plan”). The EMI Plan is a form of UK Inland Revenue approved discretionary share option plan pursuant to which options attract income and capital gains tax relief for UK tax purposes. Only UK-based employees are eligible for options under the EMI Plan. The EMI Plan is administered by the Directors (or a committee thereof). Options only become exercisable once any conditions stipulated by the Directors (or a committee thereof) have been satisfied. Options are typically exercisable over a period of up to 10 years. The exercise price of the options granted must be at or above the fair market value of the Company’s ADSs on the date of grant.

Share Incentive Plan 2005 (“SIP”). The SIP provides UK-based employees with the opportunity to acquire Ordinary Shares on a tax-favored basis. Under the SIP, participants have the ability to enter into an agreement to use up to £1,500 per year out of pre-UK tax and pre-UK National Insurance contributions salary to buy Ordinary Shares (“Partnership Shares”). The Company has the discretion to match the Partnership Shares acquired with so called “Matching Shares”, at no cost to participants. Whether the Company matches Partnership Shares and if so what the matching ratio (which may not exceed two Matching Shares for each Partnership Share) would be, is announced to the participant when an invitation is made. In addition to Partnership Shares and Matching Shares (or even in isolation), the Company has the discretion to award up to £3,000 of free shares (“Free Shares”) to each eligible employee in an income tax year. The award of Free Shares could be dependent on individual, business unit or corporate performance. The SIP is administered by the Directors (or a committee thereof). No awards may be made under the SIP more than 10 years after the date on which the Plan was formally approved by the UK Inland Revenue.

The 2005 Unapproved Plan, the EMI Plan and the SIP were each approved by the Company’s shareholders at the Extraordinary General Meeting held on July 28, 2005.  The maximum aggregate number of new Ordinary Shares available to be issued under the these plans may not exceed 10 million Ordinary Shares.

The following table summarizes the outstanding options and awards under the plans and arrangements described above as at November 13, 2006:

	Number of Ordinary Shares subject to Options or Awards	Exercise Price	Latest Expiry Date

Approved Executive Share Option Scheme	24,000	$0.90625 to $1.5938	July 2010

Unapproved Executive Share Option Scheme	3,119,318	$0.085 to $1.6220	January 2015

2005 Share Option Plan for New Employees	300,000	$0.71657	April 2015

2005 Unapproved Share Option Plan	1,467,499	$0.240 to $0.610	June 2016

Enterprise Management Incentive Plan 2005	5,340,296	$0.230 to $0.610	June 2016

2005 L M Fertig Plan	1,000,000	$0.220 to $0.74	January 2016

New Directors Plan 2005	18,081	$0.535	-

Total	11,269,194

 ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.    MAJOR SHAREHOLDERS.

The following table sets forth certain information, as of November 13, 2006, to the extent that it is known to the Company or can be ascertained from public filings, as of the date of this Annual Report with respect to the beneficial ownership of the Company’s ADSs by (i) each director, senior manager and key employee, and (ii) each person known by the Company to own 5% or more of the Company’s ADSs. All figures are based on an aggregate of 327,364,794 Ordinary Shares outstanding, including those Ordinary shares that are issueable pursuant to the terms of the various convertible loan, warrants and options arrangements entered into.

Name of Beneficial Owner (1)		Number of Ordinary Shares Beneficially Owned (2)	Number of share options Beneficially owned	Percentage Beneficially Owned, including options
National Air Cargo, Middle East, FZE (3)		100,000,000	-	30.547%
Le Shark Limited (4)		19,900,000	-	6.079%
T Bingham		24,460,435	-	7.472%
J. Vandannne	Director & Chairman	361,715	750,000	0.340%
L Fertig	Director & CEO	345,488	550,000	0.274%
M Pilsworth	Director	195,925	16,666	0.065%
M Steel	Director	195,925	16,666	0.065%
J Schwallie	Director	-	16,666	0.005%
Peter Machin	Interim CFO	113,983	227,499	0.104%
A Haire	Company Secretary	-	20,000	0.006%
Board and Senior Management as a Group	Eight persons	25,673,471	1,597,497	8.331%

(1)
For purposes of US securities laws only, persons may be deemed to be the beneficial owners of securities reflected in this table. It should be noted, however, that the meaning of beneficial ownership is significantly different under English law, and no inference is intended, nor should it be construed, as to the status of beneficial ownership of these securities under the laws of England.  The Company intends to increase its authorized share capital at its next Annual General Meeting.

(2)	Includes options to purchase Ordinary Shares granted pursuant to the Company’s share option plans at prices varying from $0.10 to $1.412. See Item 6(B).

(3)
In connection with a $5 million financing with National Air Cargo, Middle East, FZE (also known as NACME), which was conducted in accordance with Rule 903 of Regulation S, promulgated under the United States Securities Act of 1933, as amended, NACME subscribed for and owns, 20,000,000 Ordinary Shares ($3 million in value) of the Company’s Ordinary Shares . NACME also subscribed for and has warrants giving it the right to purchase a further 80,000,000 ADSs at $0.025 per share for an additional $2,000,000. The warrants are exercisable for one year. For the warrants, NACME has agreed not to exercise the warrants to the extent Cornell Capital Partners, LP’s beneficial ownership of the Company’s Ordinary Shares would exceed 9.99% of the Company’s Ordinary Shares following such exercise.

(4)
In connection with a $800,000 financing with Le Shark Limited, which was conducted in accordance with Rule 903 of Regulation S, promulgated under the United States Securities Act of 1933, as amended, Le Shark Limited subscribes for, and owns, 16,000,000 Ordinary Shares ($800,000 in value) of the Company’s Ordinary Shares.

As a part of the Company's $9,000,000 financing with Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank B.S.C., consisting of (i) a $7,500,000 tranche of financing with a closing date of April 25, 2006 and (ii) the extension to this $7,500,000 financing with an additional $1,500,000 tranche of financing with a closing date of August 3, 2006 (the total financing with Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C. was for $9,000,000), also known as the $9,000,000 Financing, the Company issued (i) an Amended and Restated Secured Convertible Note to Cornell Capital Partners, LP in the aggregate principal amount of $5,500,000, also known as the Amended and Restated Cornell Note; (ii) a $1,500,000 Secured Convertible Note to Cornell Capital Partners, LP, also known as the $1,500,000 Secured Convertible Note; and as a part of the Company's $550,000 financing with Cornell Capital Partners, LP with a closing date of September 28, 2006, also known as the $550,000 Financing, the Company issued a $550,000 Secured Convertible Note to Cornell Capital Partners, LP, also known as the $550,000 Secured Convertible Note. For purposes of this paragraph, the Amended and Restated Cornell Note, the $1,500,000 Secured Convertible Note, and the $550,000 Secured Convertible Note, are also collectively known as the Cornell Secured Convertible Notes. Under each of the Cornell Secured Convertible Notes, Cornell Capital Partners, LP may not convert such Cornell Secured Convertible Notes or receive ADSs as payment of interest to the extent such conversion or receipt of such interest payment would result in Cornell Capital Partners, LP, together with any of Cornell Capital Partners, LP's, affiliates, beneficially owning in excess of 4.9% of the then issued and outstanding ADSs, including shares issuable upon conversion of, and payment of interest on, such Cornell Secured Convertible Notes.

As part of the Company's $9,000,000 Financing, the Company issued a Warrant to Cornell Capital Partners, LP to purchase up to 4,000,000 ADSs at $0.095 per share, also known as the 4,000,000 ADS Warrant, and a warrant to purchase up to 750,000 ADSs at $0.095 per share, also known as the 750,000 ADS Warrant. Cornell Capital Partners, LP has agreed not to exercise the 4,000,000 ADS Warrant and the 750,000 ADS Warrant to the extent Cornell Capital Partners, LP's beneficial ownership of the Company's ADSs would exceed 4.99% of our ADSs then outstanding following such exercise, except within sixty (60) days of each of the Warrant's expiration date of April 19, 2011.

In addition, as part of the Company's December 19, 2005 financing with Cornell Capital Partners, LP, the Company issued a Warrant to purchase up to 250,000, ADSs at $0.095 per share, also known as the 250,000 ADS Warrant. Cornell Capital Partners, LP has agreed not to exercise the 250,000 ADS Warrant to the extent Cornell Capital Partner's beneficial ownership of the Company's ADSs would exceed 4.99% of the Company's ADSs then outstanding following such exercise, except within sixty (60) days of the 250,000 ADS Warrant's expiration date of December 19, 2010

To the knowledge of the Company the Company’s major shareholders do not have voting rights different from other shareholders. As of November 13, 2006, the Company had approximately eleven shareholders of record, one of whom acts as Depositary for the Company’s ADR facility and is a US resident. At October 31, 2006, the Depositary had approximately 125 holders of record of ADSs. Based on information received from the Depositary, the Company believes that there are approximately 12,500 beneficial owners of ADSs.

There are no arrangements, known to the Company, which may operate at a subsequent date to cause a change in control of the Company.

In addition to the information disclosed below under “Related Party Transactions”, the following significant changes in the percentage ownership held by the aforementioned major shareholders having occurred during the past three years:

Percentage ownership at April 30
	2006	2005	2004

Rennes/Jobelin Foundations	4.55	12.9	15.4

Cornell Capital	37.39	-	-

T Bingham	8.89	-	-

M.A.G. Capital, LLC	8.43	9.0	-

J. Vandamme	0.40	0.8	0.9

L Fertig	0.32	0.6	-

M Pilsworth	0.08	-	-

M Steel	0.08	-	-

J Schwallie	0.01	-	-

B.    RELATED PARTY TRANSACTIONS

In September 2005, Mr. M Johansson, in accordance with the terms of the Settlement Agreement that had been entered into between Mr. Johansson and the Company on his resignation in January, 2005, agreed to accept 74,431 Ordinary Shares in respect of commissions due to him, for a total equivalent value of $41,307.

In March, 2006, the Company contracted and received the cash for the issue of 83,773 Ordinary, shares at a market price of $0.1935 per Ordinary share, for a total aggregate purchase price of GBP9,270. The following entities and individuals purchased the number of Ordinary Shares indicated in connection with this private placement: Mr. L Fertig 83,773 shares.

In April, 2006, the Company contracted and received the cash for the issue of 783,700 Ordinary, shares at a market price of $0.2552 per Ordinary share, for a total aggregate purchase price of GBP142,115. The following entities and individuals purchased the number of Ordinary Shares indicated in connection with this private placement: Mr. L Fertig, Mr. J Vandamme, Mr. M Pilsworth and Mr. M Steel each receiving 195,925 shares.

During the year ended April 30, 2006, the following directors received payment for consultancy services provided through independent service companies: Mr. J.Vandamme GBP59,000 ($108,000) and Mr. M Steel GBP34,000 ($62,000).

As part of the arrangements made for the acquisition of Button Group plc by the Company, Mr Thomas Bingham (Managing Director, Button Group) received 24,460,435 Ordinary Shares in the Company, as part of the purchase price paid by the Company to the Sellers of Button Group plc.

In May 2006, Company Directors Messrs Vandamme, Fertig, Pilsworth and Steel each invested $50,000 in Ordinary Shares of the Company, at a price calculated by reference to the average closing price of the Company’s ADSs for the 20 business days prior to April 21, 2006, representing approximately $0.255 per share, for a total of 783,700 Ordinary Shares.

In November 2006, Company Director Mr Schwallie agreed to provide interim financial consultancy services to the Company for a limited period not to extend beyond 31 December 2006. As at November 13, 2006, Mr Schwallie had received approximately $20,000 in respect of such services.

C.   INTERESTS OF EXPERTS AND COUNSEL.

Not Applicable

ITEM 8. FINANCIAL INFORMATION.

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

Consolidated Financial Statements

The consolidated Financial Statements and Other Financial Information of the Company are listed under Item 18 in this Annual Report.

Legal Proceedings

The Company is not a party to any material legal proceedings.

Dividend Policy

Holders of the Company’s Ordinary shares may, by ordinary resolution, declare dividends, but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Futuremedia has not in the past declared or paid any dividends to holders of its ordinary shares, and there is no present intention to declare or pay any such dividend.

B.    SIGNIFICANT CHANGES.

Not Applicable.

ITEM 9. THE OFFER AND THE LISTING.

A. OFFER AND LISTING DETAILS.

The Company’s ADSs have traded since May 29, 1996, on the Nasdaq SmallCap Market under the symbol FMDAY.

The Company’s warrants were traded on the Nasdaq SmallCap Market under the symbol FMDYW from May 29, 1996 until June 25, 1997. From August 19, 1993 until May 29, 1996 the Company’s ADSs and warrants traded on the Nasdaq National Market. The Company agreed to allow the warrants issued on August 19, 1993 to lapse in August 2003.

The closing bid prices of the Company’s securities have been within the following ranges during the periods shown. The quotations set forth below are inter-dealer quotations, without retail mark-ups, mark-downs or commissions, and do not necessarily represent actual transactions.

(1)    The five most recent full financial years:

	ADS Price
Year Ending April 30,	High	Low
	$	$

2002	0.380	0.050
2003	0.159	0.060
2004	2.080	0.100
2005	1.630	0.340
2006	0.641	0.190

	Warrants Price
Year Ending April 30,	High	Low
	$	$
1999	0.031	0.031
2000	0.031	0.031
2001	0.031	0.031
2002	0.031	0.031
2003	0.031	0.031

(2)    Each full financial quarter for the two most recent full financial ADSs: FMDAY

Year ended April 30		High	Low
2005	First quarter	1.630	0.820
	Second quarter	1.040	0.680
	Third quarter	1.170	0.720
	Fourth quarter	0.820	0.340
2006	First quarter	0.63	0.360
	Second quarter	0.7	0.490
	Third quarter	0.530	0.220
	Fourth quarter	0.350	0.180
2007	First quarter	0.300	0.120

Warrants	FMDYW	High $	Low $
2003	First quarter	0.031	0.031
	Second quarter	0.031	0.031
	Third quarter	0.031	0.031
	Fourth quarter	0.031	0.031
2004	First quarter	0.031	0.031
	Second quarter	0.031	0.031

(3)    Each month for the most recent six months:

	ADS Price
	High	Low
	$	$
August 2006	0.176	0.150
July 2006	0.219	0.120
June 2006	0.290	0.210
May 2006	0.290	0.211
April 2006	0.350	0.220
March 2006	0.270	0.180

The last reported sale price of the Ordinary Shares on November 13, 2006 on the Nasdaq Capital Market was $0.08.

B.    PLAN OF DISTRIBUTION.

Not Applicable

C.    MARKETS.

The Company’s ADSs are listed on the Nasdaq SmallCap Market under the symbol “FMDAY”.

D.    SELLING SHAREHOLDERS.

Not Applicable

E.    DILUTION.

Not Applicable

F.    EXPENSES OF THE ISSUE.

Not Applicable

ITEM 10. ADDITIONAL INFORMATION

A.    SHARE CAPITAL.

Not Applicable

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION.

Incorporated by reference to the Company’s Registration Statement on Form F-I (Registration No. 33-639941) and as amended (previously filed as Exhibit 1.2 to the Company’s Annual Report on Form 20-F for the year ended April 30, 2004) and as further amended and as filed as Exhibit 1.1 to this Annual Report on Form 20-F for the year ended April 30, 2005.

C.    MATERIAL CONTRACTS.

Following its move to Brighton, the Company has entered into a lease arrangement for office facilities for a period of ten years, with a break clause after three years, up to which time the rental charge is fixed. Initially, this arrangement was for a serviced area of 4,700 square feet, but, subsequent to the year end, in June 2004, due to the rapid expansion of the business, the occupied space was increased to 7,700 square feet, on similar terms and conditions. The annual cost of the expanded area, including service charges, is approximately GBP138,000 ($245,000). Open Training AB’s premises in Sweden are provided under leasing arrangements that terminate in 2010, at a cost of £89,000 ($170,000) per annum.

D.    EXCHANGE CONTROLS.

There are currently no UK foreign exchange control restrictions on the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or on payment of dividends on securities of the Company.

There are no restrictions under the Company’s Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote the Company’s securities.

E.    TAXATION.

The following discussion describes the material US Federal income tax and UK tax consequences of the purchase, ownership and disposition of our Ordinary Shares or ADSs (evidenced by American Depository Receipts, also known as ADRs, for beneficial owners:

•
who are residents of the United States for purposes of the current applicable United Kingdom/United States Income Tax Convention (either known as the Income Tax Convention or the New Income Tax Convention) and the United Kingdom/United States Estate and Gift Tax Convention (also known as the Estate and Gift Tax Convention and, together with the Income Tax Convention, known as the Conventions);

•	whose ownership of our Ordinary Shares or ADSs is not, for the purposes of the Conventions, attributable to a permanent establishment in the United Kingdom;

•	who otherwise qualify for the full benefits of the Conventions; and

•	who are US holders (as defined below).

The statements of US federal income tax and UK tax laws set out below:

•	are based on the laws in force and as interpreted by the relevant taxation authorities as at the date of this Registration Statement;

•	are subject to any changes in US law or the laws of England and Wales, in the interpretation thereof by the relevant taxation authorities, or in the Conventions, occurring after such date; and

•	are based, in part, on representations of the depositary, and assume that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

No assurance can be given that taxing authorities or the courts will agree with this analysis.

This discussion does not address all aspects of US and UK taxation that may be relevant to you and is not intended to reflect the individual tax position of any beneficial owner, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. The portions of this summary relating to US Federal taxation are based upon the US Internal Revenue Code of 1986, as amended, also known as the Code, its legislative history, existing and proposed US Treasury regulations promulgated thereunder, published rulings by the US Internal Revenue Service, also known as the IRS, and court decisions, all in effect as at the date hereof, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. This summary is limited to investors who hold our Ordinary Shares or ADSs as capital assets within the meaning of Section 1221 of the Code, generally property held for investment, and this summary does not purport to deal with the US Federal or UK taxation consequences for investors in special tax situations, such as dealers in securities or currencies, persons whose functional currency is not the US Dollar, life insurance companies, tax exempt entities, financial institutions, traders in securities that elect to use a “mark-to-market” method of accounting for their securities holdings, regulated investment companies, persons holding our Ordinary Shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or straddle or persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. In particular, the following summary does not address the adverse tax treatment to you that would follow if you own, directly or by attribution, 10% or more of our outstanding voting share capital and we are classified as a “controlled foreign corporation” for US Federal tax purposes.

As used herein, the term “US holder” means a beneficial owner of our Ordinary Shares or ADSs who or which is:

•	a citizen or resident of the United States;

•	a corporation (or other entity that is treated as a corporation for US Federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to US Federal income taxation regardless of its source; or

•
a trust (1) that is subject to the supervision of a court within the United States and the control of one or more US holders as described in section 7701(a)(30) of the Code or (2) that has a valid election in effect under applicable US Treasury regulations to be treated as a US holder.

If a partnership (or an entity that is treated as a partnership for US Federal income tax purposes) holds our Ordinary Shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Ordinary Shares or ADSs or ADRs, you should consult your tax advisors.

The summary does not include any description of the tax laws of any State or local government or of any jurisdictions other than the United States and the United Kingdom that may be applicable to the ownership of our Ordinary Shares, ADSs or ADRs. You are urged to consult your own tax advisor regarding the US Federal, State, and local tax consequences to you of the ownership of our Ordinary Shares or ADSs, as well as the tax consequences to you in the United Kingdom and any other jurisdictions.

For the purposes of the Conventions and the Code, you will be treated as the owner of our Ordinary Shares represented by the ADSs evidenced by the ADRs.

Taxation of Capital Gains

United Kingdom

If you are not resident or not ordinarily resident in the United Kingdom for UK tax purposes, you will not be liable for UK tax on capital gains realized or accrued on the sale or other disposition of Ordinary Shares or ADSs unless the Ordinary Shares or ADSs are held in connection with your trade or business (which for this purpose includes a profession or a vocation) carried on in the United Kingdom through a branch or agency and the Ordinary Shares or ADSs are or have been used, held or acquired for the purposes of such trade or business or such branch or agency.

A US holder who is an individual who ceases to be resident or ordinarily resident in the United Kingdom and who disposes of Ordinary Shares or ADSs during a five year period from the date of ceasing to be UK resident or ordinarily may also be liable for UK tax on capital gains notwithstanding that the person may not be resident in the United Kingdom at the time of the disposal.

United States

Subject to the Passive Foreign Investment Company discussion below, gain or loss realized by you on the sale or other disposition of the Ordinary Shares or ADSs will be subject to US Federal income tax as capital gain or loss in an amount equal to the difference between your tax basis in the Ordinary Shares or ADSs and the amount realized on the disposition. The capital gain or loss will be long-term capital gain or loss if the US holder has held the Ordinary Shares or ADSs for more than one year at the time of the sale or exchange. A gain or loss realized by you generally will be treated as US source gain or loss for US foreign tax credit purposes.

Passive Foreign Investment Company Considerations

Generally, for US Federal income tax purposes, we will be a “passive foreign investment company”, or a “PFIC”, for any taxable year if either (1) 75% or more of our gross income is “passive” income or (2) 50% or more of the value of our assets, determined on the basis of a quarterly average, is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties and rents not arising from the active conduct of a trade or business, and gains from the sale of assets that produce such income. If we are a PFIC in any taxable year that you own our Ordinary Shares or ADSs, you generally would be subject to tax at the highest ordinary income rates applicable to you and pay interest on such tax based on your holding period in the Ordinary Shares of ADSs, on (1) any gain recognized on the sale of our Ordinary Shares or ADSs and (2) any “excess distribution” paid on our Ordinary Shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). Alternatively, if we were a PFIC, you could elect to treat your Ordinary Shares or ADSs as an interest in a qualifying election fund, in which case you would be required to include in income currently your proportionate share of our earnings and profits from PFIC years regardless of whether they were actually distributed, but any gain on sale generally would be treated as capital gain. As a third alternative, you may elect to annually mark to market your Ordinary Shares or ADSs, recognizing ordinary income (or subject to limitation, ordinary loss) equal to the difference between their fair market value and adjusted basis.

Based on our current activities and assets, we do not believe that we are a PFIC, and we do not expect to become a PFIC in the foreseeable future for US Federal income tax purposes. Our belief that we are not a PFIC and our expectation that we will not become a PFIC in the future are based on our current and planned activities, and may change in the future. The determination of whether we are a PFIC is made annually. Accordingly, it may be possible that we will become a PFIC in the current or any future year due to changes in our asset or income composition.

UK Inheritance and Gift Tax

If you are an individual domiciled in the United States and are not a national of the United Kingdom for the purposes of the Estate and Gift Tax Convention, any Ordinary Share or ADS beneficially owned by you will not be subject to UK inheritance tax on your death or on a gift made by you during your lifetime, provided that any applicable US Federal gift or estate tax liability is paid, except where the Ordinary Share or ADS is part of the business property of your UK permanent establishment or pertains to your UK fixed base used for the performance of independent personal services. The Estate and Gift Tax Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States, based on priority rules set out in that Convention, in the exceptional case where an Ordinary Share or ADS is subject to both UK inheritance tax and US Federal gift or estate tax. Where the Ordinary Shares or ADSs have been placed in trust by a settlor who, at the time of the settlement, was a US holder, the Ordinary Shares or ADSs will generally not be subject to UK inheritance tax if the settlor, at the time of the settlement, was domiciled in the United States for the purposes of the Estate and Gift Tax Convention and was not a national of the United Kingdom.

US Gift and Estates Taxes

If you are an individual US holder, you will be subject to US gift and estate taxes with respect to the Ordinary Shares or ADSs in the same manner and to the same extent as with respect to other types of personal property.

UK Stamp Duty and Stamp Duty Reserve Tax

Subject to certain exemptions, stamp duty will be charged at the rate of 1.5% rounded up to the nearest £5, or there will be a charge to the stamp duty reserve tax at the rate of 1.5% on the amount or value of the consideration paid, or in some circumstances the issue price or open market value, on a transfer or issue of Ordinary Shares to, or to a nominee for, a person whose business is or includes the issuing of depositary receipts. The stamp duty reserve tax on the deposit of Ordinary Shares with the depositary will be payable by the person depositing those Ordinary Shares. Where stamp duty reserve tax is charged on a transfer of Ordinary Shares and ad valorem stamp duty is chargeable on the instrument effecting the transfer, the amount of the stamp duty reserve tax charged is an amount equal to the excess, if any, of the stamp duty reserve tax charge due on the transfer after the deduction of the stamp duty paid.

You will not be entitled to a foreign tax credit with respect to any UK stamp duty or stamp duty reserve tax, but may be entitled to a deduction subject to applicable limitations under the Code. You are urged to consult your own tax advisors regarding the availability of a deduction under their particular circumstances.

Transfers of ADRs

UK stamp duty will only be payable on an instrument transferring an ADR or on a written agreement to transfer an ADR where (i) the instrument of transfer is executed in the United Kingdom or (ii) there is any matter to be done to perfect the transfer in the UK or (iii) the document is brought into the UK. In these cases the transfer of an ADR could, depending on the circumstances, attract a charge to ad valorem stamp duty at the rate of 0.5% of the value of the consideration (rounded up to the nearest £5) plus interest and penalties if not stamped within 30 days of execution.

No stamp duty reserve tax will be payable in respect of an agreement to transfer an ADR, whether made in or outside the United Kingdom.

Where no sale is involved and no transfer of beneficial ownership has occurred, a transfer of Ordinary Shares by the depositary or its nominee to the holder of an ADR upon cancellation of the ADR is subject to UK stamp duty of GBP5 per instrument of transfer.

Issue and Transfer of Ordinary Shares in Registered Form

Except in relation to persons whose business is or includes the issue of depositary receipts of the provision of clearance services or their nominees, the allotment and issue of Ordinary Shares by us will not normally give rise to a charge to UK stamp duty or stamp duty reserve tax.

Transfers of Ordinary Shares, as opposed to ADRs, will attract ad valorem stamp duty normally at the rate of 0.5% of the value of the consideration (rounded up to the nearest GBP5). A charge to stamp duty reserve tax, normally at the rate of 0.5% of the consideration, arises, in the case of an unconditional agreement to transfer Ordinary Shares, on the date of the agreement, and in the case of a conditional agreement the date on which the agreement becomes unconditional.

Information Reporting and Backup Withholding

Payments that relate to the Ordinary Shares or ADSs that are made in the United States or by a US related financial intermediary will be subject to information reporting. Information reporting generally will require each paying agent making payments, which relate to an Ordinary Share or ADS, to provide the IRS with information, including the beneficial owner’s name, address, taxpayer identification number, and the aggregate amount of dividends paid to such beneficial owner during the calendar year. These reporting requirements, however, do not apply to all beneficial owners. Specifically, corporations, securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts are all exempt from reporting requirements.

If you are a depositary participant or indirect participant holding Ordinary Shares or ADSs on behalf of a beneficial owner, or paying agent making payments for an Ordinary Share or ADS, you may be required to backup withhold, as a backup against the beneficial owner’s US Federal income tax liability, a portion of each payment of dividends on our Ordinary Shares or ADSs in the event that the beneficial owner of an Ordinary Share or ADS:

•	fails to establish its exemption from the information reporting requirements;

•	is subject to the reporting requirements described above and fails to supply its correct taxpayer identification number in the manner required by applicable law; or

•	under-reports its tax liability.

This backup withholding tax is not an additional tax and may be credited against US Federal income tax liability if the required information is furnished to the IRS.

Taxation of Dividends

We have not included a detailed discussion of the tax consequences to holders of Ordinary Shares or ADSs of the payment of dividends in light of the Company’s present inability to pay dividends. As noted above, pursuant to the English Companies Act of 1985 a company may not pay a dividend while it has an accumulated deficit. As of April 30, 2006, our accumulated deficit was £28,481,000 ($52,015,000).

Under current UK domestic law, if it becomes possible for a dividend to be paid, no UK withholding tax would be payable in respect of such dividend.

F.    DIVIDENDS AND PAYING AGENTS.

Not Applicable

G.    STATEMENT BY EXPERTS.

Not Applicable

H.    DOCUMENTS ON DISPLAY.

Copies of this Annual Report on Form 20-F, including the exhibits hereto, may be inspected without charge at the Commission’s principal office at 450 Fifth Street, NW, Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon payment of certain fees prescribed by the Commission.

I.    SUBSIDIARY INFORMATION.

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The various loan arrangements that the company has entered into carry fixed interest rates of 10%, 8% and 7% in each of the three years of the loan periods respectively.

All of the loans have been arranged using the US dollar as a currency base, therefore fluctuations in the GBP/USD exchange rate may affect the cost of loan repayments.

The books of Open Training are maintained in Swedish Kroner, and the books of Button's French and US subsidiaries are kept in Euros and US dollars respectively, however, fluctuations in these currencies compared to the GBP are not expected to result in material exchange rate risk.

Management does not believe that it bears material risk from market pricing.

Changes in interest rates could impact Futuremedia's anticipated interest income on its cash equivalents and interest expense on its debt, other than those arrangements referred to above. Due to the short duration of cash deposits and terms of its debt, an immediate 10% increase in interest rates would not have a material adverse impact on Futuremedia's future operating results and cash flows.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)    Disclosure Controls and Procedures.

An evaluation was carried out, under the supervision and with the participation of the Company’s management including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures (as defined in SEC Rules 13a-15 (e) and 15d-15(e)). Based on their evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F, the Company’s Chief Executive Officer and Interim Chief Financial Officer concluded that the Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and are operating in an effective manner.

(b)    Management’s Annual Report on Internal Control over Financial Reporting.

Not applicable.

(c)    Attestation Report of the Registered Public Accountant.

Not applicable.

(d)    Changes in Internal Control Over Financial Reporting.

During the period covered by this Annual Report on Form 20-F, there have been no changes in the Company’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Pilsworth assumed the chairmanship of the Audit Committee in November 2006. The Board of Directors has determined that Mr. Pilsworth meets the requirements of an "audit committee financial expert" as such term is defined under currently applicable rules of the SEC subject to the following. The applicable SEC rules require an "audit committee financial expert" to have an understanding of the body of generally accepted accounting principles used by the Company in its primary financial statements filed with the SEC. In the Company's case, that is US GAAP. The Board of Directors has determined that Mr Pilsworth has an extensive understanding of generally accepted accounting principles in certain jurisdictions, his direct experience with US GAAP is limited. The Company expects to expand the number of individuals who are "audit committee financial experts" during 2007; however there can be no assurance that the Company will be successful in this respect.

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics which is applicable to the Company’s principal executive officer, principal financial officer, or persons performing similar functions. A copy of the Company’s code of ethics was filed as Exhibit 11.1 to the Company’s Annual Report on Form 20-F for the year ended April 30, 2004 and is posted on the Company’s website at www.futuremedia.co.uk.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the total remuneration that was paid by the Company and its subsidiaries to the Company’s Independent Registered Public Accounting Firm, BDO Stoy Hayward LLP, in each of the Company’s previous two fiscal years:

	2006	2006	2005
	$000’s	GBP000’s	GBP000’s

Audit Fees	283	155	162

Audit-Related Fees	22	12	6

Tax Fees	33	18	29

All Other Fees	438	240	1
			_____
Total	776	425	198

The Audit Fees for the fiscal years ended April 30, 2006 and 2005 were for professional services rendered for the annual audits of the Company’s consolidated financial statements, statutory audits required by foreign jurisdictions, issuance of consents and review of documents filed with the Securities and Exchange Commission.

The Audit Related Fees for the fiscal years ended April 30, 2005 and 2005 were for specific accounting and consultation issues.

Tax Fees for the years ended April 30, 2006 and 2005 were for services performed in connection with income tax compliance, consulting and tax research services and assistance with tax computations.

Other Fees for the year ended April 30, 2006 included £19,000 in respect of consultancy work on taxation aspects of the Home Computing Initiative. The remaining £221,000 were specific fees associated with audit and due diligence activities regarding the acquisitions of Executive Business Channel Limited and Button Group plc.

The Company’s Audit Committee pre-approves all of the services to be performed by its Independent Registered Public Accounting Firm. In each case where approval was sought for the provision of audit and permissible non-audit services, the Audit Committee considered whether the independent auditors’ provision of such services to the Company was compatible with maintaining the auditors’ independence, and determined that it was compatible. No services were approved by our Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following audited consolidated financial statements, together with the Independent Registered Public Accounting Firm’s reports, are filed as part of this Annual Report on Form 20-F.

All other Schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F.

Exhibit Number	Exhibit Description

1.1
Amended and Restated Articles of Association of Futuremedia PLC (the “Registrant”) (previously filed as Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended April 30, 2005, filed on August 4, 2005, File No. 000-21978 (the “2005 20-F”).

2.1	Description of the Registrant’s Ordinary shares (included in the Amended and Restated Articles of Association of the Registrant, previously filed as Exhibit 1.1 to the Registrant’s 2005 20-F.)

2.2
Form of Warrant Agreement, as amended (including form of Warrant Certificate), (previously filed as Exhibit 4.3 to the Registrant’s Amendment No. 2 to the Registration Statement on Form F-1, filed on August 17, 1993, File No. 33-63994 (the “Amendment No. 2 to the F-1 Registration Statement”), and incorporated herein by reference).

2.3
Form of Deposit Agreement, as amended (including specimen of American Depositary Receipt), (previously filed as Exhibit 4.5 to Registrant’s Amendment No. 1 to Registration Statement on Form F-1, filed on July 20, 1993, File No. 33-63774 (the “Amendment No. 1 to the F-1 Registration Statement”), and incorporated herein by reference).

2.4
Form of Registration Rights Agreement (previously filed as Exhibit 10.17 to the Registrant’s Registration Statement on Form F-1, filed on June 3, 1993, File No. 33-63994 (the “F-1 Registration Statement”), and incorporated herein by reference).

2.5	Form of Subscription Agreement dated February 15, 2005 between Registrant and Leonard M. Fertig (previously filed as Exhibit 4.10 to the Registrant’s 2005 20-F, and incorporated herein by reference).

2.6	Form of Subscription Agreement dated February 15, 2005 between Registrant and Jan Vandamme (previously filed as Exhibit 4.11 to the Registrant’s 2005 20-F, and incorporated herein by reference).

2.7
Securities Purchase Agreement (the “M.A.G. Securities Purchase Agreement”) dated July 21, 2005 by and among the Registrant, Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP, Monarch Pointe Fund, LTD (collectively, the “Funds”) and M.A.G. Capital, LLC (“M.A.G.”) (previously filed as Exhibit 2.5 to the Registrant’s 2005 20-F, and incorporated herein by reference).

2.8
Registration Rights Agreement dated July 21, 2005 by and among the Registrant, the Funds and M.A.G in connection with the M.A.G. Securities Purchase Agreement (previously filed as Exhibit 2.6 to the Registrant’s 2005 20-F, and incorporated herein by reference).

2.9
Revised Extension Agreement dated September 7, 2005 by and among the Registrant, the Funds and M.A.G. in connection with the M.A.G. Securities Purchase Agreement and the Form of Convertible Debenture filed as Exhibit 2.10 herewith (previously filed as Exhibit 4.3 to the Registrant’s Form F-3, as amended, originally filed on September 8, 2006, File No. 333-128173 (the “M.A.G. F-3”) and incorporated herein by reference).

2.10
Form of Convertible Debenture due October 31, 2006 issued in connection with the M.A.G. Securities Purchase Agreement (previously filed as Exhibit 2.7 to the Registrant’s 2005 20-F, and incorporated herein by reference).

2.11	Form of Warrant issued in connection with the M.A.G. Securities Purchase Agreement (previously filed as Exhibit 2.8 to the Registrant’s 2005 20-F, and incorporated herein by reference).

2.12
Form of Securities Purchase Agreement (the “Cornell Securities Purchase Agreement”) dated December 19, 2005 by and between the Registrant and Cornell Capital Partners, LP, (previously filed as Exhibit 2 to the Registrant’s Form 6-K, filed on December 20, 2005, File No. 000-21978, and incorporated herein by reference).

2.13
Form of Investor Registration Rights Agreement (the “Cornell Registration Rights Agreement”) dated December 19, 2005 by and between the Registrant and Cornell Capital Partners, LP (previously filed as Exhibit 3 to the Registrant’s Form 6-K, filed on December 20, 2005, File No. 000-21978, and incorporated herein by reference).

2.14
Form of Convertible Note due December 19, 2008 (the “Cornell Convertible Note”) issued in connection with the Cornell Securities Purchase Agreement (previously filed as Exhibit 4 to the Registrant’s Form 6-K, filed on December 20, 2005, File No. 000-21978, and incorporated herein by reference ).

2.15
Form of Warrant with an issuance date of December 19, 2005 issued in connection with the Cornell Securities Purchase Agreement (previously filed as Exhibit 5 to the Registrant’s Form 6-K filed on December 20, 2005, File no. 000-21978, and incorporated herein by reference).

2.16
Form of Escrow Agreement dated December 19, 2005 by and between the Registrant, Cornell Capital Partners, LP and David Gonzalez, Esq. as Escrow Agent in connection with the Cornell Securities Purchase Agreement (previously filed as Exhibit 4.5 to the Registrant’s Amendment No. 1 to Form F-3, filed on March 2, 2006, File No. 333-131314, and incorporated herein by reference).

2.17
Form of Amendment No. 1 to Investor Registration Rights Agreement (the “Amendment No. 1 to Investor Registration Rights Agreement”) dated April 19, 2006 by and between the Registrant and Cornell Capital Partners, LP in connection with the Cornell Securities Purchase Agreement and the Cornell Registration Rights Agreement (previously filed as Exhibit 2 to the Registrant’s Form 6-K, filed on April 25, 2006, File No. 000-21978, and incorporated herein by reference).

2.18
Amendment No. 2 to Investor Registration Rights Agreement (the “Amendment No. 2 to Investor Registration Rights Agreement”) dated June 15, 2006 by and between the Registrant and Cornell Capital Partners, LP in connection with the Cornell Securities Purchase Agreement and the Cornell Registration Rights Agreement as amended by Amendment No. 1 to Investor Registration Rights Agreement (previously filed as Exhibit 2 on Form 6-K filed on June 16, 2006, File No. 000-21978, and incorporated herein by reference).

2.19
Amendment No. 3 to Investor Registration Rights Agreement (the “Amendment No. 3 to Investor Registration Rights Agreement”) dated July 14, 2006 by and between the Registrant and Cornell Capital Partners, LP in connection with the Cornell Securities Purchase Agreement and the Cornell Registration Rights Agreement as amended by Amendment No. 1 to Investor Registration Rights Agreement and Amendment No. 2 to Investor Registration Rights Agreement (previously filed as Exhibit 4.8 to the Registrant’s Amendment No. 5 to Form F-3, filed on July 17, 2006, File No. 333-131314, and incorporated herein by reference).

2.20
Amendment No. 4 to Investor Registration Rights Agreement (the “Amendment No. 4 to Investor Registration Rights Agreement”) dated July 31, 2006 by and between the Registrant and Cornell Capital Partners, LP in connection with the Cornell Securities Purchase Agreement and the Cornell Registration Rights Agreement as amended by Amendment No. 1 to Investor Registration Rights Agreement, Amendment No. 2 to Investor Registration Rights Agreement, and Amendment No. 3 to Investor Registration Rights Agreement (previously filed as Exhibit 10 on Form 6-K filed on August 7, 2006, File No. 000-21978, and incorporated herein by reference).

2.21
Amendment No. 5 to Investor Registration Rights Agreement (the “Amendment No. 5 to Investor Registration Rights Agreement”) dated August 31, 2006 by and between the Registrant and Cornell Capital Partners, LP in connection with the Cornell Securities Purchase Agreement and the Cornell Investor Registration Rights Agreement as amended by Amendment No. 1 to Investor Registration Rights Agreement, Amendment No. 2 to Investor Registration Rights Agreement, Amendment No. 3 to Investor Registration Rights Agreement, and Amendment No. 4 to Investor Registration Rights Agreement (previously filed as Exhibit 1 on Form 6-K filed on September 1, 2006, File No. 000-21978, and incorporated herein by reference).

2.22
Amendment No. 6 to Investor Registration Rights Agreement (the “Amendment No. 6 to Investor Registration Rights Agreement”) dated September 8, 2006 by and between the Registrant and Cornell Capital Partners, LP in connection with the Cornell Securities Purchase Agreement and the Cornell Investor Registration Rights Agreement as amended by Amendment No. 1 to Investor Registration Rights Agreement, Amendment No. 2 to Investor Registration Rights Agreement, Amendment No. 3 to Investor Registration Rights Agreement, Amendment No. 4 to Investor Registration Rights Agreement, and Amendment No. 5 to Investor Registration Rights Agreement (previously filed as Exhibit 4.11 on Amendment No. 7 to the Registrant’s Form F-3 filed on September 12, 2006, File No. 333-131314 (the “Cornell F-3”), and incorporated herein by reference).

2.23
Waiver by and between the Registrant and Cornell Capital Partners, LP effective as of July 31, 2006 in connection with the Cornell Registration Rights Agreement as amended by Amendment No. 1 to Investor Registration Rights Agreement, Amendment No. 2 to Investor Registration Rights Agreement, Amendment No. 3 to the Investor Registration Rights Agreement and Amendment No. 4 to Investor Registration Rights Agreement (previously filed as Exhibit 11 on Form 6-K filed on August 7, 2006, File No. 000-21978, and incorporated herein by reference).

2.24
Confirmation Agreement issued by the Registrant to Cornell Capital Partners, LP effective as of July 31, 2006 in connection with the Cornell Convertible Note (previously filed as Exhibit 4.11 on Amendment No. 6 to the Registrant’s Form F-3 filed on August 23, 2006, File No. - 333-131314 (the “Amendment No. 6 to the Cornell F-3”), and incorporated herein by reference).

2.25
Form of Securities Purchase Agreement (the “Cornell/Certain Wealth/TAIB Securities Purchase Agreement”) dated April 19, 2006 by and among the Registrant, Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C.(c) (previously filed as Exhibit 3 to the Registrant’s Form 6-K, filed on April 25, 2006, File No. 000-21978, and incorporated herein by reference).

2.26
Amendment No. 1 to the Cornell/Certain Wealth/TAIB Securities Purchase Agreement, effective as of June 15, 2006, in connection with the Cornell/Certain Wealth/TAIB Securities Purchase Agreement (previously filed as Exhibit 1 on Form 6-K filed on June 16, 2006, File No. 000-21978).

2.27
Amended and Restated Securities Purchase Agreement (the “Amended and Restated Cornell/Certain Wealth/TAIB Securities Purchase Agreement”) dated August 3, 2006 by and among the Registrant, Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C. (previously filed as Exhibit 2 on Form 6-K filed on August 7, 2006, File No. 000-121978, and incorporated herein by reference).

2.28
Form of Investor Registration Rights Agreement (the “Cornell/Certain Wealth/TAIB Investor Registration Rights Agreement”) dated April 19, 2006 by and among the Registrant, Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C.(c) (previously filed as Exhibit 4 to the Registrant’s Form 6-K, filed on April 25, 2006, File No. 000-21978, and incorporated herein by reference).

2.29	Form of Amendment No. 1 to the Cornell/Certain Wealth/TAIB Investor Registration Rights Agreement dated June 1, 2006 (filed herewith).

2.30
Amended and Restated Investor Registration Rights Agreement (the “Cornell/Certain Wealth/TAIB Amended and Restated Investor Registration Rights Agreement”) dated August 3, 2006 by and among the Registrant, Cornell Capital Partners, LP., Certain Wealth, Ltd. and TAIB Bank, B.S.C. in connection with the Amended and Restated Cornell/Certain Wealth/TAIB Securities Purchase Agreement (previously filed as Exhibit 3 to the Registrant’s Form 6-K, filed on August 7, 2006, File No. 000-21978, and incorporated herein by reference).

2.31
Amendment No. 1 to Amended and Restated Investor Registration Rights Agreement (“Amendment No. 1 to the Cornell/Certain Wealth/TAIB Amended and Restated Investor Registration Rights Agreement”) dated September 28, 2006 by and between Futuremedia PLC, Cornell Capital Partners, LP., Certain Wealth, Ltd. and TAIB Bank, B.S.C. in connection with the Cornell/Certain Wealth/TAIB Amended and Restated Investor Registration Rights Agreement and in connection with the Amended and Restated Cornell/Certain Wealth/TAIB Securities Purchase Agreement (previously filed as Exhibit 6 to the Registrant’s Form 6-K, filed on September 28, 2006, File No. 000-21978, and incorporated herein by reference).

2.32
Amendment No. 2 to the Amended and Restated Investor Registration Rights Agreement dated October 30, 2006 by and between Futuremedia PLC, Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C., in connection with the Cornell/Certain Wealth/TAIB Amended and Restated Investor Registration Rights Agreement, as amended by Amendment No. 1 to the Cornell/Certain Wealth/TAIB Amended and Restated Investor Registration Rights Agreement, and in connection with the Amended and Restated Cornell/Certain Wealth/TAIB Securities Purchase Agreement” (previously filed as Exhibit 2 to the Registrant’s Form 6-K, filed on November 3, 2006, File No. 000-121978, and incorporated herein by reference).

2.33
Form of Secured Convertible Note due April 19, 2009 issued in connection with the Amended and Restated Cornell/Certain Wealth/TAIB Securities Purchase Agreement (previously filed as Exhibit 5 to the Registrant’s Form 6-K, filed on April 25, 2006, File No. 000-21978, and incorporated herein by reference).

2.34
Amended and Restated $5,500,000 Secured Convertible Note due April 19, 2009 issued to Cornell Capital Partners, LP in connection with the Amended and Restated Cornell/Certain Wealth/TAIB Securities Purchase Agreement (previously filed as Exhibit 4 on Form 6-K filed on August 7, 2006, File No. 000-21978, and incorporated herein by reference).

2.35
Amended and Restated $1,000,000 Secured Convertible Note due April 19, 2009 issued to Certain Wealth, Ltd. in connection with the Amended and Restated Cornell/Certain Wealth/TAIB Securities Purchase Agreement (previously filed as Exhibit 5 on Form 6-K filed on August 7, 2006, File No. 000-21978, and incorporated herein by reference).

2.36
Amended and Restated $1,000,000 Secured Convertible Note due April 19, 2009 issued to TAIB Bank, B.S.C. in connection with the Amended and Restated Cornell/Certain Wealth/TAIB Securities Purchase Agreement (previously filed as Exhibit 6 on Form 6-K filed on August 7, 2006, File No. 000-21978, and incorporated herein by reference).

2.37
$1,500,000 Secured Convertible Note due August 3, 2009 issued to Cornell Capital Partners, LP in connection with the Amended and Restated Cornell/Certain Wealth/TAIB Securities Purchase Agreement (previously filed as Exhibit 7 on Form 6-K filed on August 7, 2006, File No. 000-21978, and incorporated herein by reference).

2.38
Form of Warrant with an issuance date of April 19, 2006 issued in connection with the Amended and Restated Cornell/Certain Wealth/TAIB Securities Purchase Agreement (previously filed as Exhibit 6 to the Registrant’s Form 6-K filed on April 25, 2006, File No. 000-21978, and incorporated herein by reference).

2.39
Form of Debenture dated April 19, 2006 issued in connection with the Amended and Restated Cornell/Certain Wealth/TAIB Securities Purchase Agreement (previously filed as Exhibit 7 to the Registrant’s Form 6-K filed on April 25, 2006, File No. 000-21978, and incorporated herein by reference).

2.40
Deed of Variation dated August 3, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP in connection with the Amended and Restated Cornell/Certain Wealth/TAIB Securities Purchase Agreement (previously filed as Exhibit 7 on Form 6-K filed on August 7, 2006, File No. 000-21978, and incorporated herein by reference).

2.41
Securities Purchase Agreement (the “Cornell $550,000 Securities Purchase Agreement”) dated September 28, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP (previously filed as Exhibit 2 to the Registrant’s Form 6-K filed on September 28, 2006, File No. 000-21978, and incorporated herein by reference).

2.42
Investor Registration Rights Agreement (the “550,000 Investor Registration Rights Agreement”) dated September 28, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP, in connection with the Cornell $550,000 Securities Purchase Agreement (previously filed as Exhibit 3 to the Registrant’s Form 6-K filed on September 28, 2006, File No. 000-21978, and incorporated herein by reference).

2.43
Amendment No. 1 to the Investor Registration Rights Agreement dated October 30, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP, in connection with the $550,000 Investor Registration Rights Agreement and in connection with the Cornell $550,000 Securities Purchase Agreement (previously filed as Exhibit 1 to the Registrant’s Form 6-K, filed on November 3,
2006, File No. 000-21978, and incorporated herein by reference).

2.44
$550,000 Secured Convertible Note due September 28, 2009 issued to Cornell Capital Partners, LP in connection with the Cornell $550,000 Securities Purchase Agreement (previously filed as Exhibit 4 to the Registrant’s Form 6-K filed on September 28, 2006, File No. 000-21978, and incorporated herein by reference).

2.45
Deed of Variation dated September 28, 2006 by and between Futuremedia PLC and Cornell Capital
Partners, LP in connection with the Cornell $550,000 Securities Purchase Agreement (previously filed as Exhibit 5 to the Registrant’s Form 6-k filed on September 28, 2006, File No. 000-21978, and incorporated herein by reference).

2.46
Subscription Agreement dated October 24, 2006 in connection with the $5 Million Private Placement (previously filed as Exhibit 2 to the Registrant’s Form 6-K filed on October 25, 2006, File No. 000-21978, and incorporated herein by reference).

2.47
Warrant to purchase 80,000,000 Shares issued on October 24, 2006 in connection with the $5 Million Private Placement (previously filed as Exhibit 3 to the Registrant’s Form 6-K filed on October 25, 2006, File No. 000-21978, and incorporated herein by reference).

2.48
Subscription Agreement dated October 27, 2006 in connection with the $800,000 Private Placement (previously filed as Exhibit 1 to the Registrant’s Form 6-K filed on November 13, 2006, File No. 000-21978, and incorporated herein by reference).

4.1
Consent of Cornell Capital Partners, LP (“Cornell”) dated October 24, 2006 in connection with the $5 Million Private Placement (previously filed as Exhibit 4 to the Registrant’s Form 6-K filed on October 25, 2006, File No. 000-21978, and incorporated herein by reference).

4.2
Letter from Cornell Capital Partners, LP to Futuremedia PLC dated October 24, 2006 setting forth an understanding in connection with certain outstanding obligations of Futuremedia PLC pursuant to various secured convertible notes issued to Cornell Capital Partners, LP. (previously filed as Exhibit 1 to the Registrant’s Form 6-K filed on October 26, 2006, File No. 000-21978, and incorporated herein by reference).

4.3
Approved Executive Share Option Scheme, as amended (previously filed as Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 filed April 13, 2000, File No. 33 - 11828 (the “2000 S-8 Registration Statement”) and amended pursuant to the Registrant’s Registration Statement on Form S-8 filed October 7, 2005, File No. 333-128873 (the “2005 S-8 Registration Statement), and incorporated herein by reference).

4.4
Unapproved Executive Share Option Scheme, as amended (previously filed as Exhibit 99.2 to the 2000 S-8 Registration Statement) and amended pursuant to the Registrant’s 2005 S-8 Registration Statement, and incorporated herein by reference).

4.5	Approved Net Profit Sharing Scheme (previously filed as Exhibit 10.20 to the Amendment No. 1 to the F-1 Registration Statement, and incorporated herein by reference).

4.6	Incentive Profit Sharing Scheme (previously filed as Exhibit 10.6 to the 2000 20-F, and incorporated herein by reference).

4.7	Registrant’s 2005 Unapproved Share Option Scheme for New Employees (previously filed as Exhibit 4.5 to the Registrant’s 2005 20-F, and incorporated herein by reference).

4.8	Registrant’s 2005 Unapproved Share Option Plan (previously filed as Exhibit 4.6 to the Registrant’s 2005 20-F , and incorporated herein by reference).

4.9	Registrant’s 2005 Share Incentive Plan (previously filed as Exhibit 4.7 to the Registrant’s 2005 20-F, and incorporated herein by reference).

4.10	Registrant’s 2005 Enterprise Management Incentive Plan (previously filed as Exhibit 4.8 to the Registrant’s 2005 20-F, and incorporated herein by reference).

4.11
Form of Subscription Agreement dated February 15, 2005 between the Registrant and Rennes Foundation (previously filed as Exhibit 4.9 to the Registrant’s 2005 20-F, and incorporated herein by reference).

4.12
Agreement dated November 5, 2004 between Registrant and Open Training relating to Registrant’s acquisition of one hundred percent (100%) of the outstanding shares in Open Training (previously filed as Exhibit 4.20 to the Registrant’s 2005 20-F, and incorporated herein by reference).

4.13
Agreement dated April 21, 2005 between Registrant and Royal Mail Group, relating to Registrant making bicycles available to all Royal Mail employees under the UK government’s expanded Green Travel Plan program (previously filed as Exhibit 4.22 to the Registrant’s 2005 20-F, and incorporated herein by reference).

4.14	Form of Service Agreement dated February 14, 2005 between Registrant and Leonard M. Fertig (previously filed as Exhibit 4.22 to the Registrant’s 2005 20-F, and incorporated herein by reference).

4.15	Form of Service Agreement dated February 28, 2005 between Registrant and Mark Wilshire (previously filed as Exhibit 4.23 to the Registrant’s 2005 20-F, and incorporated herein by reference).

4.16	Form of Non-Executive Director Service Agreement dated February 22, 2005 (previously filed as Exhibit 4.24 to the Registrant’s 2005 20-F, and incorporated herein by reference).

4.17	Form of Non-Executive Director and Chairman Service Agreement dated February 22, 2005 (previously filed as Exhibit 4.15 to the Registrant’s 2005 20-F, and incorporated herein by reference).

8.1	List of Subsidiaries of the Registrant (filed herewith).

11.1	Code of Business Conduct, adopted by the Registrant’s Board of Directors on April 22, 2004 (previously filed as Exhibit 11.1 to the Registrant’s 2004 20-F, and incorporated herein by reference).

12.1	Chief Executive Officer Certification (SEC Rule 13a-14(a) / 15d-14(a)) (filed herewith).

12.2	Chief Accounting Officer Certification (SEC Rule 13a-14(a) / 15d-14(a)) (filed herewith).

13.1	Chief Executive Officer Certification (18 U.S.C. 1350) (filed herewith).

13.2	Chief Accounting Officer Certification (18 U.S.C. 1350) (filed herewith).

15.1	Consent of BDO Stoy Hayward LLP, Independent Registered Accounting Firm, (filed herewith).

15.2	Consent of BDO Stoy Hayward LLP, Independent Registered Accounting Firm, (filed herewith).

15.3	Consent of BDO Stoy Hayward LLP, Independent Registered Accounting Firm, (filed herewith).

15.4	Registrant’s Audit Committee Charter, dated as of June 22, 2005 (previously filed as Exhibit 15.2 to the Registrant’s 2005 20-F, and incorporated herein by reference).

15.5	Registrant’s Compensation Committee Charter, dated as of May 19, 2005 (previously filed as Exhibit 15.3 to the Registrant’s 2005 20-F, and incorporated herein by reference).

15.6
Policy Statement On Securities Trades by Company Officers, Directors and Certain Other Significant Employees adopted by the Registrant’s Board of Directors on July 2, 2003 (previously filed as Exhibit 15.2 to the Registrant’s 2004 20-F, and incorporated herein by reference ).

15.7
Policy Statement on Securities trades by Company Personnel, adopted by the Registrant’s Board of Directors on July 2, 2003 (previously filed as Exhibit 15.3 to the Registrant’s 2004 20-F, and incorporated herein by reference).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

FUTUREMEDIA PLC (Registrant)

By:	/s/ Leonard M Fertig

Name: Leonard M Fertig Title: Chief Executive Officer and Authorized Signatory
Date:  November 14, 2006

FUTUREMEDIA PLC AND SUBSIDIARIES
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Futuremedia PLC

We have audited the accompanying consolidated balance sheets of Futuremedia PLC as of April 30, 2006 and 2005 and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the three years ended April 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Futuremedia PLC as of April 30, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO Stoy Hayward LLP
BDO Stoy Hayward LLP
London, England

August 25, 2006

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	April 30,
	2006	2006	2005
	($’000)	(GBP’000)	(GBP’000)
ASSETS

Current assets
Cash and cash equivalents	2,109	1,155	1,084
Accounts receivable, less allowance of GBP73 ($133) in 2006 and GBPNil in 2005 for doubtful accounts	2,992	1,638	1,117
Amounts recoverable on contracts	128	70	110
Accrued income	1,363	746	667
Amounts recoverable from vendors	511	280	-
Other current assets	394	216	66
Receivable from stock subscription	4,321	2,366	-
Inventories - finished goods	734	402	612
Prepaid expenses	1,110	608	708

Total current assets	13,662	7,481	4,364

Property and equipment
Audio visual and computer equipment	1,712	937	809
Office equipment, fixtures and fittings	522	286	71
Property improvements, plant and machinery	263	144	96
Lease premium	138	76	74

	2,635	1,443	1,050
Less accumulated depreciation	(1,939)	(1,062)	(715)

	696	381	335

Other assets
Goodwill	9,294	5,089	83
Intangible assets	1,178	645	827

TOTAL ASSETS	24,830	13,596	5,609

See accompanying notes to the consolidated financial statements.

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	April 30,
	2006	2006	2005
	($’000)	(GBP’000)	(GBP’000)
LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Fees received in advance	7,811	4,277	3,565
Accounts payable	4,195	2,297	2,114
Other taxes and social security costs	1,289	706	343
Other accounts payable	230	126	152
Accrual for National Insurance costs on stock options..	33	18	34
Accrual for sales commissions due	490	268	79
Other accrued expenses	2,809	1,538	902

Total current liabilities	16,857	9,230	7,189

Convertible debentures, debt and convertible term liability face value $14.0m	9,980	5,465	-
Stockholders’ deficit
Ordinary shares of 1 1/9p each Authorized - 350,000,000 Issued and outstanding- 133,373,349 at April 30, 2006, 91,769,479 at April 30, 2005	2,707	1,482	1,019
Preference shares of 2p each Authorized - 2,000,000 None issued	-	-	-
Additional paid-in capital	47,517	26,018	19,257
Receivable from stock subscription	(33)	(18)	(18)
Accumulated deficit	(52,015)	(28,481)	(21,731)

Other comprehensive loss- cumulative translation adjustment	(183)	(100)	(107)

Total stockholders’ deficit	(2,007)	(1,099)	(1,580)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	24,830	13,596	5,609

See accompanying notes to the consolidated financial statements.

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended April 30,
	2006		2006		2005		2004
	($’000)		(GBP’000)		(GBP’000)		(GBP’000)
Net sales
Products	27,983		15,322		13,706		17,504
Services	4,087		2,238		1,945		1,157
Total Net sales	32,070		17,560		15,651		18,661
Cost of sales
Products	25,426		13,922		11,865		15,010
Services	591		324		2,545		1,522

Gross profit	6,053		3,314		1,241		2,129

Operating expenses
Sales and marketing	4,149		2,272		1,693		496
General and administrative	10,383		5,685		2,994		2,869
Facilities expenses	930		509		316		155

Total operating expenses	15,462		8,466		5,003		3,520
Operating loss	(9,409)		(5,152)		(3,762)		(1,391)

Interest income	75		41		119		24
Interest expense	(2,982)		(1,633)		-		(2)
Foreign currency losses	(11)		(6)		(10)		(6)

Share of loss from equity investment including goodwill impairment of GBP343,000 ($654,000) in 2005, GBP100,000 in 2004	-		-		(359)		(287)
Profit on disposal of equity investment	-		-		54		-

Net loss	(12,327)		(6,750)		(3,958)		(1,662)

Loss per share basic and diluted.	(13.08)	c	(7.16)	p	(4.47)	p	(1.98)	p

Weighted average shares outstanding	94,220,879		94,220,879		88,559,952		83,811,982

See accompanying notes to the consolidated financial statements.

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ (DEFICIT)/EQUITY

	Number of Ordinary Shares	Share Capital Amount	Additional Paid-in Capital	Receivable From subscription	Accumulated Deficit	Cumulative Translation Adjustment	Total Stockholders’ Equity/(Deficit)
		(GBP‘000)	(GBP‘000)	(GBP‘000)	(GBP‘000)	(GBP‘000)	(GBP‘000)

At April 30, 2003	78,194,457	869	16,921	-	(16,111)	(104)	1,575

Exchange translation adjustments	-	-	-	-	-	(2)	(2)

Net loss	-	-	-	-	(1,662)		(1,662)

Comprehensive loss	-	-	-	-	-	-	(1,664)

Adjustment for Variable options	-	-	686	-	-	-	686

Issuance of shares re exercise of warrants (net of issuance costs of GBP5,000)	1,594,344	18	54	-	-	-	72

Issuance of shares re acquisition (net of issuance costs of GBP20,000)	1,125,000	12	270	-	-	-	282

Issuance of shares re investment (net of issuance costs of GBP50,000)	5,173,958	57	649	-	-	-	706

Issuance of shares re exercise of options (net of issuance costs of GBP5,000)	1,151,727	13	62	-	-	-	75

At April 30, 2004	87,239,486	969	18,642	-	(17,773)	(106)	1,732

Exchange translation adjustments	-	-	-	-	-	(1)	(1)

Net loss	-	-	-	-	(3,958)	-	(3,958)

Comprehensive loss	-	-	-	-	-	-	(3,959)

Receivable from subscription	-	-	-	(18)	-	-	(18)

Adjustment for Variable options	-	-	(306)	-	-	-	(306)

Issuance of shares re acquisition (net of issuance costs of GBP160,000)	1,735,840	19	360	-	-	-	379

Issuance of shares re investment (net of issuance costs of GBP32,000)	1,385,392	15	442	-	-	-	457

Issuance of shares re exercise of options (net of issuance costs of GBP6,000)	1,408,758	16	119	-	-	-	135

Issuance of shares to specific individuals	3	-	-	-	-	-	-

At April 30, 2005	91,769,479	1,019	19,257	(18)	(21,731)	(107)	(1,580)

Exchange translation adjustments	-	-	-	-	-	7	7

Net loss	-	-	-	-	(6,750)	-	(6,750)

Comprehensive loss	-	-	-	-	-	-	(6,743)

Adjustment for Variable options	-	-	20	-	-	-	20

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ (DEFICIT)/EQUITY

Issuance of shares re acquisition of EBC Limited (net of issuance costs of GBP24,000)	4,776,442	53	623	-	-	-	676
Issuance of shares re acquisition (net of issuance costs of GBP37,000)	20,867,473	233	2,070	-	-	-	2,303
Issuance of shares re acquisition costs (net of issuance costs of GBP13,000)	2,539,848	28	303	-	-	-	331
Issuance of shares re exercise of options (net of issuance costs of GBP6,000)	300,000	3	16	-	-	-	19
Issuance of shares re Loan conversion (net of issuance costs of GBP17,000)	3,968,255	44	338	-	-	-	382
Issuance of shares re Loan repayment (net of issuance costs of GBP44,000)	8,811,911	98	1,186	-	-	-	1,284
Issuance of shares re settlement of outstanding accounts (net of issuance costs of GBP2,000)	339,941	4	83	-	-	-	87
Fair value adjustment re convertible debt and warrants	-	-	2,122	-	-	-	2,122
At April 30, 2006	133,373,349	1,482	26,018	(18)	(28,481)	(100)	(1,099)

See accompanying notes to the consolidated financial statements.

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended April 30,
	2006	2006	2005	2004
	($’000)	(GBP’000)	(GBP’000)	(GBP’000)

Operating activities
Net loss	(12,327)	(6,750)	(3,958)	(1,662)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation	259	142	114	69
Shares issued for services	163	89	-	-
Profit on disposal of investment	-	-	(54)	(33)
Loss/(profit) on disposal of fixed assets	-	-	3	-
Amortization of intangible assets	552	302	176	150
Interest charge arising on Convertible loan	2,586	1,416	-	-
Loss from equity investment	-	-	343	286
Goodwill impairment	55	30	-	-
Stock compensation arising from Variable option accounting	-	-	(306)	686
Accounts receivable	(1,065)	(583)	915	(1,661)
Allowance for doubtful accounts	133	73	-	39
Amounts recoverable on contracts	135	74	(68)	2
Other current assets	213	117	1,072	(1,720)
Non current assets	(98)	(54)	-	-
Inventories	402	220	22	(634)
Prepaid expenses	431	236	(195)	(2)
Fees received in advance	1,082	593	575	2,562
Accounts payable	181	99	184	1,472
Other accounts payable	(53)	(29)	33	26
Other taxes and social security costs	241	132	(1,278)	1,420
Other accrued expenses	1,362	746	(1,303)	2,052

Net cash provided by/(used in) operating activities	(5,744)	(3,145)	(3,725)	3,052

Investing activities
Acquisition of EBC Limited	(6,849)	(3,750)	(419)	-
Acquisition costs	(1,141)	(625)	-	-
Capital expenditures	(314)	(172)	(321)	(86)
Proceeds on disposal of investment	-	-	351	51
Proceeds on disposal of fixed assets	-	-	3	450

Net cash provided by/(used in) investing activities	(8,304)	(4,547)	(386)	415
Financing activities
Proceeds of share issues	75	41	612	1,125
Share issue costs	(355)	(194)	(67)	(80)
(Repayment of)/Proceeds from short-term debt	-	-	-	(300)
Proceeds from Convertible Loans	14,424	7,898	-	-
Net cash provided by financing activities	14,145	7,745	545	745
Effects of exchange rate changes	32	18	(1)	2
Net (decrease)/increase in cash and cash equivalents	129	71	(3,567)	4,214
Cash and cash equivalents at beginning of period	1,980	1,084	4,651	437
Cash and cash equivalents at end of period	2,109	1,155	1,084	4,651
Supplemental disclosure of cashflow information
Interest paid during the period	-	-	-	2

Supplemental disclosure of non-cash transactions Issuance of shares in acquisitions	1,907	1,044	538	302
Issuance of shares for services	163	83	-	-
Issuance of shares in investment	4,359	2,387	630	-
Receivable from stock subscription	4,321	2,366	18	24

See accompanying notes to the consolidated financial statements.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Futuremedia PLC was incorporated in England in 1982 as Futuremedia Limited and re-registered as a public company in 1993. The Company offers the following products and services:

•	Consultancy Services - providing a wide range of technical and practical services to help the Company’s clients to establish their training needs and solutions

•
Custom Designed Content Products - specifically designed content to meet our customer’s individual e-learning needs. Following the acquisition of Executive Business Channel Limited (EBC), referred to in Note 8 below, revenues deriving from that acquisition will be included in this category

•
Learning Management Systems - including multiple elements such as: a license for ActivnaTM, hosting services, set up charges, integration and support services and content, which together enable the delivery of previously identified learning content to individual needs

•	Blended Learning Solutions - combining elements of e-Learning, together with physical classroom or workbook based training

•
Managed Benefit Programs- comprising a combination of hardware, software and services, which the Company installs at the homes of participating employees of its clients that contract with it for the provision of such services. Certain of these programs were provided under the UK Government’s Home Computing Initiative scheme, also known as HCI. Under HCI, participating employees could take advantage of tax incentives provided under HCI schemes, reducing the cost of purchase. HCI was terminated by the UK Government, effective as of April 6, 2006.

In addition, the Company is currently developing its on-line branded learning business. The branded learning business enables companies to use learning as a tool to leverage their brands and stay connected with their customers. Branded learning is the application of eLearning to marketing communications through online learning communities, academies and portals. Branded learning provides our customers with the opportunity to reach new customers and develop additional revenue streams while enhancing overall brand recognition.

On March 22, 2006, the UK Government announced, as part of its bi-annual treasury budget statement, the termination of the tax benefits associated with HCI. The termination became effective on April 6, 2006. Those employers and employees who signed up for the HCI benefit prior to April 6, 2006 remain eligible to receive this benefit for its three year term. The Company continues to provide services to HCI clients and over 40,000 employee-subscribing households without interruption. The future of HCI remains unclear, although, the UK Government is considering plans for a revised version. The timetable for the release of such a scheme is unknown. Futuremedia will continue to provide Managed Benefit Services to UK companies. The elimination of the HCI tax benefit by the UK Government is likely to materially change the nature of our business.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES- (continued)

On March 23, 2006, the Company entered into an agreement to acquire Button Group plc, ‘Button’. The acquisition was completed on May 26, 2006. The purchase price for the acquisition was GBP 5.3 million ($9.9 million), consisting of a combination of cash GBP 2.3 million ($4.3 million) and our ADSs valued at GBP 3 million ($5.6 million) issued at the share closing price on May 25, 2006. Button is an integrated design and brand communications agency providing strategic marketing solutions to blue chip European and US companies.

On April 25, 2006, the Company completed the acquisition of the holding company for Executive Business Channel Limited, (“EBC”). Under the terms of the agreement, the Company acquired EBC for GBP 4.45 million, consisting of a combination of cash (GBP 3.75 million or $6.675 million) and our ADSs (valued at GBP 700,000 or $1.25 million and consisting of 4.8 million ADSs). EBC is a recognised UK provider of Custom Designed Content Products.

On April 27, 2006, the Company expanded its portfolio with the launch of a new Managed Benefits solution, Flexsmart™, at the Employee Benefits North Conference and Exhibition. This new service, while not incorporating tax benefits, provides the opportunity for employers to offer employees and their families home-based education and digital access for work, school and life enhancement, improving computer skills throughout the UK’s workforce and helping bridge the digital divide. This service builds on the original ideas behind HCI, and targets both companies which previously offered HCI, plus those other companies whose plans to do so were cut short by the UK Government’s change in the tax regulations. Through Flexsmart™, employees will be able to purchase competitively priced computer equipment from PCWorld and other suppliers. They will also become members of e-life™, an online community created by Futuremedia to enable employees across the UK to develop and enhance their professional, personal and family lives through a comprehensive range of learning tools. Also included in the Flexsmart™ package will be online and telephone support, plus optional sessions with a personal trainer to ensure employees are able to make the most of e-life™.

Principles of Consolidation
The consolidated financial statements include the financial statements of the Company and all its subsidiaries (together the “Company”). All inter-company accounts and transactions have been eliminated.

Financial Resources and Going Concern
In the course of its operations the Company has sustained continuing operating losses which have resulted in the Company requiring short-term bank and other loans and equity and loan stock finance to sustain its operations.

Since its initial public offering (“IPO”), the Company has incurred net losses and experienced negative cash flows from operating activities. Net losses since its IPO have resulted in an accumulated deficit of GBP28,481,000 as of April 30, 2006. At August 30, 2006, the Company’s cash resources and available borrowings are insufficient to fund the current level of operations for the next twelve months. Management is engaged in various activities to secure the additional funding required by the company to meet its working capital needs for the following twelve months, including cost reductions on the integration of its recent acquisitions, the securing of bank overdraft facilities, the generation of cash from future trading operations and the provision of further equity and/or debt funding. Management has therefore prepared these financial statements on a going concern basis. There can be no assurance however that the Company will be successful in implementing these plans. The Company’s financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES- (continued)

Impairment of long-lived assets

Long lived assets are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted future cash flows resulting from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

Management has undertaken an impairment review in accordance with FAS144 “Accounting for the impairment or disposal of long-lived assets”, based upon financial forecasts presented to the Board of Directors on June 6, 2006. This review was conducted by comparing the sum of the future undiscounted cash flows expected to be derived from an asset or a group of assets to their carrying value. As a result of this review, management believes that no impairment has occurred with the exception of the GBP30,000 ($55,000) that arose on the acquisition of C2W Limited whose activities were transferred to a third party during the year ended April 30, 2006. Consequently, the whole of this goodwill item was written off via an impairment charge.

Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that its estimates are reasonable.

Convenience Translations

Translation of the financial statements at April 30, 2006 and for the year then ended from sterling into US dollars is for informational purposes only and has been made at the April 30, 2006 Noon Buying Rate of GBP1.00 to $1.8263.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term deposits with maturities of less than three months at inception.

Inventories

Inventories are stated at the lower of cost, determined on the basis of the first in, first out method, and net realizable value. At April 30, 2006, inventories held of GBP402,000 ($734,000) represent Learning For AllTM goods. All stocks are held on behalf of the Company by its appointed distribution agent at their premises, and are controlled under a perpetual inventory management system.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES- (continued)

Property and Equipment

Property and equipment is carried at cost. Depreciation is charged on a straight-line basis assets and expensed over the expected useful lives of the assets. Depreciation is provided at the following annual rates:
Property improvements	20%
Audiovisual and computer equipment
Long-term	15%
Mid-term	20%
Short-term	33%
Office equipment	20%

Leasehold improvements are amortized over the shorter of their estimated lives and the non-cancelable term of the lease.

Goodwill and Intangible Assets

Goodwill arising on acquisition is accounted for in accordance with FAS141. Where separable are identified on acquisition, these are excluded from the calculation of goodwill and categorised as intangible assets. Intangible assets are written off over the useful life of the asset.

Revenue Recognition

Net sales represent the value of goods and services delivered, excluding value added tax, and for the year ended April 30, 2006 and can be categorized by activity into one of five sources:

Consultancy Services - Consultancy revenues are invoiced at the completion of each work package, and revenues recognized at that time

Custom Designed Content - Custom designed content includes those products that are specifically designed to meet a customer’s individual e-learning needs. Due to the customization and modification required, revenue for these long-term contracts is recognized on a percentage of cost to completion basis.

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

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES- (continued)

Learning for AllTM - The Guidance applied when recording revenues in connection with Learning For All™ is in accordance with EITF 00-21 “Accounting for revenue arrangements with multiple deliveries”.

Learning For AllTM solutions are those that comprise a combination of hardware and software services, installed at the homes of participating employees of clients that contract with Futuremedia for the provision of such services. The software included in the package, which are all off-the-shelf products, comprises the operating software, a selection of interactive games software and a selection of interactive Learning software accessible on CDrom, anti-virus and adult filter software, together with a number of netbased Learning titles, accessible via the hosted website. The aggregate selling value of all of the software provided amounts to approximately 30% of the total package price.

The Company believes that the software components are incidental to the Learning For AllTM product, therefore has not applied the guidance in Statements of Position 97-2: Software Revenue Recognition. This conclusion is based on the following:

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

The Company believes that the guidance given under EITF 00-3: Application of AICPA SOP 97-2, “Software Revenue Recognition,” to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware, that seeks to determine whether certain software elements should be recognized separately does not apply in the case of the Learning For AllTM product because the contractual arrangements do not allow the customer the right to take the software at any time during the hosting period.

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

Revenues are categorized as being either ‘delivered’ or ‘deferred’ depending on the nature of each element of the installed package. Typically, all hardware, operating software and any software programs delivered on local media, either CD-rom or loaded on the hard disc, are treated as ‘delivered’ revenues, whilst the remaining services, which typically comprise telephone and e-mail support, the provision and hosting of a Learning Management System and various online software programs, are treated as ‘deferred’ revenues. For revenue recognition purposes, the package price is allocated by element in accordance with fair values of each element. The fair values of each element were determined by taking the price of similar products being offered by competitors, as advertised on the Internet or in trade publications. This was done at the outset of each campaign, and therefore reflected the ‘spot price’ of each element. Once established, the fair values remained unchanged for the duration of the campaign, typically two to three months. These values are then used to compile a fair value for the total package being offered, and the percentage of this total that each element represents was used to derive the actual revenue recognized in the income statement. Those elements that have been categorized as ‘delivered’ are recognized on the completion and acceptance of installation by the participant, and those revenues that are categorized as ‘deferred’ are recognized over the period of the agreement. As at April 30, 2006 Futuremedia has contracted with approximately 35 clients and implemented approximately 51 campaigns for the provision of its LFATM product. The proportions of delivered and deferred revenues were established for each in accordance with the process described above. The ratios derived in each case showed a consistent ratio of 85% to 15% for delivered and deferred revenues respectively. In order to reduce the administrative cost, particularly for smaller schemes, Futuremedia may choose in the future to adopt these ratios as standard for each campaign, subject to periodic review.

Revenues arising from the sale of bicycles and childcare vouchers recognize only the commissions and service charges that Futuremedia earns on the sale of these items, on acceptance by the participant. The client, or participating finance house, is invoiced for the full amount on completion and acceptance of installation.

Following the acquisition of Button in May 2006, the Company intends to bring the revenue recognition policy that will apply to this new business stream into line with the rest of the group.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES- (continued)

Convertible loans

Derivative Instruments--The Company enters into financing arrangements that consist of freestanding derivative instruments or are hybrid instruments that contain embedded derivative features. The Company accounts for these arrangement in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", ("SFAS No. 133") and Emerging Issues Task Force Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock", ("EITF 00-19"), as well as related interpretations of these standards. In accordance with accounting principles generally accepted in the United States ("GAAP"), derivative instruments and hybrid instruments are recognized as either assets or liabilities in the statement of financial position and are measured at fair value with gains or losses recognized in earnings or other comprehensive income depending on the nature of the derivative or hybrid instruments. Embedded derivatives that are not clearly and closely related to the host contract are bifurcated and recognized at fair value with changes in fair value recognized as either a gain or loss in earnings if they can be reliably measured. When the fair value of embedded derivative features can not be reliably measured, the Company measures and reports the entire hybrid instrument at fair value with changes in fair value recognized as either a gain or loss in earnings. The Company determines the fair value of derivative instruments and hybrid instruments based on available market data using appropriate valuation models, giving consideration to all of the rights and obligations of each instrument and precluding the use the "blockage" discounts or premiums in determining the fair value of a large block of financial instruments. Fair value under these conditions does not necessarily represent fair value determined using valuation standards that give consideration to blockage discounts and other factors that may be considered by market participants in establishing fair value.

Research and Development costs

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

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES- (continued)

The following amounts are estimated to have been charged to expense during the year:

Year ended April 30
	2006	2006	2005	2004
	$000’s	GBP000’s	GBP000’s	GBP000’s

Research and development expense	502	275	261	196

Pensions

The Company operates a number of defined contribution pension plans. Contributions are charged to income as they become payable in accordance with the rules of the plans.

Foreign Currency Translation

Transactions in non-functional currencies are recorded at the rates ruling at the date of the transactions. Gains and losses resulting from non-functional currency translations, and the remeasurement of non-functional currency balances are included in the determination of net income in the period in which they occur, in accordance with the requirements of Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation.”

Assets and liabilities of overseas subsidiaries are translated at the exchange rate in effect at the year end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in a separate component of stockholder’s equity.

Equity Method Investments

Investments in companies in which Futuremedia has significant influence, but less than a controlling voting interest, are accounted for using the equity method. Under the equity method, only Futuremedia’s investment in and amounts due to and from the equity investee are included in the consolidated balance sheet; only Futuremedia’s share of the investee’s earnings is included in the consolidated operating results.

Loss Per Share

Loss per share figures have been calculated using the method required by Statement of Financial Standards No. 128 “Earnings per Share”. Under the provisions of SFAS No.128, basic net loss per share is computed by dividing the loss attributable to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period, which included shares to be issued. The calculation of diluted loss per share gives effect to common stock equivalents, however, potential common shares are excluded if their effect is anti-dilutive. The calculation excludes a total of 8,638,817 options to purchase Ordinary shares outstanding as at April 30, 2006 under the Company’s various Approved and Unapproved Share Option Schemes, 11,497,128 and warrants to purchase ordinary shares arising under the three convertible loan arrangements. Also excluded from the loss per share calculation is an indeterminate number of shares to be issued on conversion of the various convertible loans, which, based on the share price at April 30, 2006 of $0.318 per share, would potentially aggregate a further 41,823,899 shares to be issued.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES- (continued)

Income Taxes

The Company accounts for income taxes using the liability method required by statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

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

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES- (continued)

Stock-Based Compensation Transition and Disclosure ("SFAS 148"), the pro forma effects of stock-based compensation on net income (loss) and net earnings per share have been estimated at the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

	April 30,
	2006	2005	2004
Risk-free interest rate	4.25%	3.63%	2.4%
Volatility	112%	61%	26.7%
Dividend yield	0%	0%	0%
Expected life (years)	3.3	3.3	3.3

	Year ended April 30
	2006		2006		2005		2004
	($’000)		(GBP ‘000)		(GBP ‘000)		(GBP ‘000)
Net loss as reported	(12,327)		(6,750)		(3,958)		(1,662)
Add/Deduct stock compensation arising from variable option accounting	(37)		(20)		(306)		686
Add: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax and stock compensation arising from variable option accounting	(695)		(381)		(99)		(777)

Pro-forma net loss	(13,059)		(7,151)		(4,363)		(1,753)

Net loss per share as reported, basic and diluted	(13.08)	c	(7.16)	p	(4.47)	p	(1.98)	p
Pro forma net loss per ordinary share:
Basic and diluted	(13.86)	c	(7.59)	p	(4.92)	p	(2.01)	p

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES- (continued)

Advertising Costs

All advertising costs incurred in the promotion of the Company’s products and services are expensed as incurred. Advertising costs were GBP15,000 ($27,000), GBP20,000 and GBP126,000 for the years ended April 30, 2006, 2005 and 2004.

Allowance for doubtful accounts

Accounts receivable consist primarily of amounts due to us from the Company’s normal business activities. The Company’s ability to collect outstanding receivables from its customers is critical to its operating performance and cash flows. Futuremedia maintains an allowance for doubtful accounts to reflect the estimated future uncollectability of accounts receivable based on past collection history and specific risks that have been identified by reviewing current customer information. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to it, the Company believes its allowance for doubtful accounts as of April 30, 2006, is adequate. However, actual write-offs might exceed the recorded allowance.

	Year ended April 30
	2006	2006	2005
	($’000)	(GBP’000)	(GBP’000)
Allowance at May 1	-	-	74

(Utilized) released during year	86	47	(74)

Provided in year	(219)	(120)	-

Allowance at April 30	(133)	(73)	-

2.    FAIR VALUES OF FINANCIAL INSTRUMENTS

	April 30,
	2006		2005
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(GBP’000)	(GBP’000)	(GBP’000)	(GBP’000)
Cash and cash equivalents	1,155	1,155	1,084	1,084

The carrying value of these financial instruments approximates fair value due to the short period until maturity.

See note 11 for details of the fair values of financial instruments relating to convertible.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.    INCOME TAXES

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	April 30,
	2006	2005
	(GBP’000)
Book over tax depreciation	100	100
Operating losses carried forward	6,408	5,293
Other timing differences	11	41
	6,519	5,434
Less: valuation allowance	(6,519)	(5,434)
Net deferred tax assets	-	-

There is no time limit on the utilization of the operating losses carried forward tax value provided no substantial change in the nature of trade. GBP17.6 million which are specific to certain companies and cannot be relieved against profits in other Group companies.

For financial reporting purposes, loss before income taxes includes the following components :

	Year ended April 30,
	2006	2005	2004
	(GBP’000)
United Kingdom	(6,395)	(3,973)	(1,662)
Overseas	(355)	15	-
	(6,750)	(3,958)	(1,662)

The reconciliation of income tax computed at the UK statutory tax rate to the effective rate is:

	Year ended April 30,
	2006		2005		2004
	(GBP’000)%		(GBP’000)%		(GBP’000)%
Statutory rate	(1,507)	(30.0)	(1,299)	(30.0)	(261)	(30.0)
Unrelievable UK tax losses	1,066	21.2	1,106	25.5	79	9.1
Non deductible expenses	441	8.8	189	4.4	112	12.9
Other sundry items	-	-	4	0.1	70	8.0
	-	-	-	-	-	-

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.    LEASE COMMITMENTS

The future minimum rental payments under non-cancelable operating leases at April 30, 2006 are:

	Equipment	Rental
	(GBP’000)	(GBP’000)

2007	2	394
2008	2	126
2009	2	89
2010	2	45
2011	-	-
2012	-	-

Rental expense was GBP209,000 ($382,000), GBP153,000 and GBP112,000 for the years ended April 30, 2006, 2005 and 2004 in respect of the Company’s UK operations. The annual cost of rental expense for Open Training AB in Sweden is GBP89,000 ($163,000). The annual cost of rental expense for EBC is GBP40,000 ($73,000).

5.    PREPAID EXPENSES

Prepaid expenses for the year ended April 30, 2006 of GBP608,000 ($1,110,000) include the forward purchase of learning materials in respect of existing customer contracts of GBP221,000, together with prepaid expenses for hosting services, dues and subscriptions, and insurances of GBP387,000.

Prepaid expenses for the year ended April 30, 2005 of GBP708,000 ($1,351,000) include the forward purchase of learning materials in respect of existing customer contracts of GBP416,000, together with prepaid expenses for hosting services, dues and subscriptions, and insurances of GBP292,000.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.    SEGMENT INFORMATION, EXPORT SALES AND MAJOR CUSTOMERS

The Company reviews the results from operations and total assets based on two segments:- Learning For AllTM and e-Learning services. The major segment is that of Learning For AllTM solutions, comprising the provision of hardware, software and services in the homes of clients’ employees. The second, and much smaller, segment is that of e-Learning services and comprises the provision of its own and third party products and services which together provide clients with learning solutions. The accounting policies for the segments are the same as those described in the summary of accounting policies.

	Year ended April 30
	2006	2006	2005	2004
	$’000	GBP’000	GBP’000	GBP’000
Net Sales:
Learning For AllTM	27,804	15,224	14,036	17,366
e-Learning services	4,266	2,336	1,615	1,295

Total Net Sales	32,070	17,560	15,651	18,661

Cost of sales
Learning For AllTM	23,385	12,805	13,003	15,246
e-Learning services	2,632	1,441	1,407	1,286

Total Cost of sales	26,017	14,246	14,410	16,532

Gross profit/(loss):
Learning For AllTM	4,419	2,419	1,033	2,120
e-Learning services	1,635	895	208	9

Total Gross profit	6,053	3,314	1,241	2,129

Operating expenses:
Learning For AllTM	10,150	5,558	3,420	1,508
e-Learning services	5,312	2,908	1,583	2,012

Total Operating expenses	15,462	8,466	5,003	3,520

Operating profit/(loss)
Learning For AllTM	(5,732)	(3,139)	(2,387)	612
e-Learning services	(3,677)	(2,013)	(1,375)	(2,003)

Total Operating loss	(9,409)	(5,152)	(3,762)	(1,391)

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.    SEGMENT INFORMATION, EXPORT SALES AND MAJOR CUSTOMERS (continued)

	At April 30,
	2006	2006	2005
	$’000	GBP’000	GBP’000

Assets:
Learning For AllTM	4,210	2,305	2,134
e-Learning services	11,977	6,558	1,958

Total segment assets	16,187	8,863	4,092

Unallocated assets:
Cash	2,109	1,155	1,084
Prepaid expenses	550	301	86
Other current assets	4,912	2,690	12
Property and equipment	1,072	587	335

Total assets	24,830	13,596	5,609

Unallocated assets are either central assets or non-allocable assets.

The Company’s sales were divided by geographical location of customer as follows:

	Year ended April 30,
	2006	2005	2004
	(GBP’000)
United Kingdom	16,642	15,398	18,661
Rest of Europe	918	253	-
Rest of the World	-	-	-
	17,560	15,651	18,661

During the year ended April 30, 2006, Customer E accounted for 33% of sales and Customer A for 32% of sales; during the year ended April 30, 2005, Customer A accounted for 79% of sales and Customer B for 3% of sales, and during the year ended April 30, 2004, Customer A accounted for 93% of sales and Customer C for 4% of sales.

At April 30, 2006 the major customers identified above accounted for 13% of the accounts receivable and 17% in 2005.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.    PENSION PLANS

The Company operates various defined contribution pension plans on behalf of the directors and other staff. Contributions payable are charged to the income statement as incurred. Contributions by the Company are determined in accordance with the rules of the pension plans. Contributions aggregated GBP94,000 ($172,000) in fiscal 2006, GBP87,000 ($164,000) in fiscal 2005 and GBP41,000 in fiscal 2004. The Company has no obligations in respect of post retirement benefits other than the pension obligations described above.

8.    ACQUISITIONS

Operations of acquired companies are included in consolidated operations from the date of acquisition and the fair value of common stock issued in connection with acquisitions is determined based on the quoted market price when the terms of acquisition were agreed to.

In February 2005, Futuremedia determined to acquire the entire share capital of Open Training AB, for the issue of 1,735,840 Futuremedia shares, and GBP419,000 ($799,000) in cash, valuing the acquisition at approximately GBP958,000 ($1,827,000), representing the fair value of the assets acquired. The primary reason for this acquisition was to enable the Company access to Open Training’s own in-house developed Learning Management System (“LMS”), “Learngate”. At the time of acquisition, the net assets of Open Training AB aggregated GBP331,000 giving rise to an intangible asset of GBP627,000 ($1,196,000), representing the fair value of the Learngate software product, which will form the basis of a replacement for the Company’s own LMS, Aktivna, which would otherwise have to be enhanced at considerable expense to remain competitive in the marketplace. Based on experience with the Company’s Aktivna software, it is anticipated that the useful life of the Learngate software will be in the order of five years, the intangible therefore will be written off over five years.

The Sale and Purchase Agreement pertaining to the acquisition of Open Training AB provided for a contingency payment conditional on the company achieving agreed levels of performance during the period November 1, 2004 to October 31 2005. Taking into consideration the actual results of Open Training AB for the period November 1, 2004 to October 31, 2005, the conditions for the contingency payment to become due were not met, therefore no provision was required for such payment.

To facilitate this acquisition, the company set up a wholly-owned subsidiary, Futuremedia Sverige AB, in Sweden with an issued share capital of 50,000 shares, for which Futuremedia paid a total of GBP8,000 ($15,000) and owes the subsidiary a further GBP740,000 ($1,412,000) as payment for the shares. Subsequent to the incorporation of Futuremedia Sverige AB, all of Futuremedia’s Swedish assets, including the balance of its shareholding in Luvit AB, the contents of its Swedish bank accounts holding the proceeds from sale of shares in Luvit AB, and its shareholding in Open Training AB, were transferred into Futuremedia Sverige AB. None of these transfers resulted in any cash movements between Futuremedia and its Swedish subsidiary. The acquisition of Open Training AB has been accounted for using the purchase method, and since February 14 2005, the results of Open Training AB have been consolidated into the Group’s results.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.    ACQUISITIONS (continued)

On April 25, 2006, the Company completed the acquisition of the holding company for Executive Business Channel Limited, (“EBC”). Under the terms of the agreement, the Company acquired EBC for GBP 4.45 million, consisting of a combination of cash (GBP 3.75 million or $6.675 million) and our ADSs (valued at GBP 700,000 or $1.25 million and consisting of 4.8 million ADSs). The cash portion of the purchase price was financed by Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank B.S.C.(c) in the form of a $7.5 million private placement.

The total purchase price for the acquisition is analyzed as follows:

Consideration satisfied by :	$000’s	GBP000’s

Cash	6,849	3,750
Shares issued	1,278	700
Acquisition costs	1,961	1,074

	10,088	5,524

Net assets acquired	891	488

Goodwill (note 9)	9,197	5,036

At the time of acquisition, the condensed balance sheet of EBC was as follows:

	As at April 25, 2006
	$000	GBP000

Property and equipment	53	29
Intangible assets	104	57
Current assets	1,684	922
Current liabilities	(952)	(521)

Net current assets	889	487

Total Equity and reserves	889	487

There was no material difference between the book values and fair values of the assets and liabilities at the time of acquisition. Given the proximity of the acquisition date to the Company’s year end, trading results for EBC Limited are immaterial to the Company’s results and have therefore been excluded. The acquisition of EBC will considerably increase Futuremedia’s presence on the Custom Designed Content Products market place and the integration of the EBC operation with Futuremedia’s e-learning activities should enable synergistic savings to be made.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.    ACQUISITIONS (continued)

The unaudited pro forma consolidated statement of operations below, for the 12 months ended April 30, 2006 gives effect to the acquisition of EBC as if it had occurred at the beginning of Fiscal 2006:

	2006		2006		2005
	$000		GBP000		GBP000

Revenues	35,682		19,538		16,359

Net Loss	(12,108)		(6,630)		(3,930)
Basic and diluted net loss per share	(12.85)	c	(7.04)	p	(4.42)	p

Weighted average shares outstanding	94,220,879		94,220,879		88,811,982

Management has completed the purchase price allocation with respect to this acquisition in accordance with SFAS 141 considers the areas of company name, the valuation of existing contracts, customer relationships and non-compete clauses are those that should be considered for separate valuation. Of these, management has determined that an amount of GBP57,000 ($104,000) is attributable to the combined work in progress and sales order book of EBC Limited at the time of the acquisition, with the balance treated as goodwill.

The unaudited pro forma consolidated financial information does not purport to represent what the Company's financial position or results of operations would actually have been if these transactions had occurred at such dates or to project the Company's future results of operations.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.    INTANGIBLE ASSETS AND GOODWILL

Intangible Assets

	At April 30
	2006	2006	2005
Cost	$’000	(GBP’000)

At May 1	2,588	1,417	790
Additions	203	111	627
Exchange rate impact	17	9	-

At April 30	2,808	1,537	1,417

Amortization
At May 1	1,078	590	414
Charge for year	552	302	176
At April 30	1,630	892	590

Net book amount at April 30	1,178	645	827

The addition in 2006 of GBP111,000 ($203,000) results from a GBP54,000 tax debtor within the books of Open Training together with the purchase price allocation arising on the acquisition of EBC Limited and reflects the value placed on the work in progress GBP37,000 ($67,000) and sales order pipeline GBP20,000 ($37,000) at the time of the acquisition. This intangible will be written of over the six months commencing May 1, 2006. Both valuations are based on the gross values of the work in progress and sales order pipeline, discounted to reflect expected margins, probabilities of winning orders and the effect of UK corporation taxes. No other assets were considered separable or material, thus no values have been attributed.

The table below shows expected amortization expense for acquired intangible assets recorded as of April 30, 2006.

	2007	2008	2009	2010	2011

Amortization expense (GBP’000)	208	126	126	126	59

With the exception of the GBP57,000 arising from the acquisition of EBC Limited which is to be written off over 6 months, intangible assets are being written off over a period of three to five years, depending on the expected useful life of the asset. The above amortization expense forecast is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, impairment of intangible assets, accelerated amortization of intangible assets, and other events

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.    INTANGIBLE ASSETS AND GOODWILL (continued)

Goodwill

	At April 30,
	2006	2005
Cost	(GBP’000)
At May 1	83	722
Additions	5,036	-
Sale of Luvit shares	-	(296)
Impairment loss	(30)	(343)
At April 30	5,089	83

The addition in the year ended April 30, 2006 of GBP5,036,000 ($9,197,000) represents the goodwill arising on the acquisition of EBC Limited and is net of GBP57,000 ($104,000) recorded as intangible assets resulting from the purchase price allocation conducted in accordance with SFAS 141.

In accordance with the requirements of SFAS 142, an impairment test was conducted in respect of the GBP83,000 carrying value of goodwill as at May 1 2005, as a result of which, the GBP30,000 ($55,000) goodwill arising on the acquisition of C2W Limited was written off due to the cessation of that activity.

All of the GBP5,089,000 goodwill at April 30, 2006 is attributable to the e-Learning business segment.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.    PROPERTY PLANT AND EQUIPMENT

	At April 30,
		2006			2005
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
	(GBP’000)
Audiovisual and computer equipment
Mid-term	78	78	-	78	78	-
Short-term	859	673	186	588	416	172
Office Equipment	286	222	64	214	158	56
Property improvements	144	21	123	96	9	87
Lease premium	76	68	8	74	54	20
	1,443	1,062	381	1,050	715	335

The net book value includes no amounts in respect of assets held under capital leases.

11.    CONVERTIBLE LOANS

During the year ended April 30, 2006, the Company entered a number of separate agreements to provide funds for the purpose of its working capital requirements and to enable it to achieve its acquisitions strategy.

In July 2005, the Company entered into an agreement with M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC), through its designated funds, Monarch Pointe Fund, Ltd, Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP, to provided US$4 million of growth capital to Futuremedia. The proceeds of the transaction will be used for the continued expansion of the Company’s employee benefit program products and service and general working capital.

The investment was made via a private placement in the form of a convertible loan that is convertible (subject to certain terms and conditions) into Ordinary Shares of Futuremedia. The conversion rate of $0.4858 per Ordinary share is based on the volume weighted average price of the Company’s ADSs for the five trading days prior to July 13, 2005, the date that the Company entered into a term sheet with MAG for the investment. The loan bears interest at an annual rate equal to the greater of 8.5% or Wall Street Journal Prime Rate plus 3%, but in no event greater than 10%. Futuremedia also issued warrants to the investors covering an aggregate of 6.2 million Ordinary Shares with an exercise price of $0.61 per share.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.    CONVERTIBLE LOANS (continued)

The Company determined the fair value of the warrants and allocated the proceeds between the debt injstrument and the warrants. The discount related to warrants and any beneficial conversion feature is being amortized over the life of the loan and accreted on a pro-rata basis as the loan was converted. The fair value of the warrants was derived using Black Scholes methodology. In the year to April 30, 2006, a total of GBP1,362,000 ($2,487,000) has been charged to the income statement categorised as interest expense.

In December 2005, the Company arranged for the provision of tiered funding whereby Cornell Capital Partners, LP had agreed to provide up to US$10 million of growth capital to Futuremedia. The proceeds of the transaction were to be used for the acquisition of EBC and working capital for growth. The financing was arranged to be provided in two tranches, $2.5 million and $7.5 million subject to certain conditions which were subsequently met.

Accordingly, in December 2005, the first US$2.5 million investment was made via a private placement in the form of a loan that is convertible (subject to certain terms and conditions) into Ordinary Shares of Futuremedia. The loan may be converted from time to time at the investors’ option (subject to certain restrictions and limitations on the amount of shares converted) and must be entirely converted by maturity. The loan may be converted from time to time at Cornell’s option (subject to certain restrictions and limitations). The conversion rate is based on the lesser of 105% of the closing price of Futuremedia ADR’s on December 6 2005 (US$0.525) or 95% of the lowest volume weighted average price of the Company’s ADSs for any period of three consecutive trading days during the 30 trading days immediately preceding the time of conversion. The loan has a term of three years and bears interest initially at an annual rate of 10% (reducing to 9% in year two and 7% in year three). In connection with the investment, Futuremedia issued to Cornell 187,500 Ordinary Shares at nominal value and warrants to purchase an additional 250,000 Ordinary Shares with an exercise price of US$0.70 per share. Cornell also received a commitment fee of US$187,500.

As required, in accordance with FAS 133, Accounting for embedded derivatives, a fair value adjustment totalling GBP690,000 ($1,260,000) was made to the conversion feature and the warrants at the time of establishing the arrangement and the remainder was allocated to the loan account. The discount will be charged to the income statement over the thirty six month period of the loan. The fair value adjustment was derived using Black Scholes methodology, and was again revalued as required as at April 30, 2006, resulting in an amendment to the fair value adjustment to GBP438,000 ($800,000). In the year to April 30, 2006, a total of GBP53,000 ($97,000) has been charged to the income statement categorized as interest expense.

In March 2006, and April 2006, the holder chose to convert a total of $700,000 (GBP383,000) loan into Futuremedia Ordinary shares, resulting in the issuance of 3,968,255 ordinary shares at an average price of $0.176 per share.

In April 2006, the Company took up the balance of the earlier $10.0 million loan arrangement with Cornell Capital Partners, LP, TAIB Bank B.S.C. and Certain Wealth, Ltd. in the form of a $7.5 million loan which is convertible (subject to certain terms and conditions) into Ordinary Shares of Futuremedia. The loan may be converted from time to time at the investors’ option (subject to certain restrictions and limitations on the amount of shares converted) and must be entirely converted by maturity. The conversion rate is based on the lesser of $0.34 or 95% of the average of the three lowest volume weighted average prices during the 30 trading days immediately preceding the time of conversion. The loan is secured by the assets of Futuremedia PLC and has a term of three years and bears interest initially at an annual rate of 10% (reducing to 9% in year two and 7% in year three).

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.     CHANGES IN SHAREHOLDER EQUITY

In connection with the investment, Futuremedia issued to Cornell 562,500 Ordinary Shares at nominal value, warrants to purchase 4,000,000 Ordinary Shares with an exercise price of $0.20 per share and warrants to purchase an additional 750,000 Ordinary Shares with an exercise price of $0.70 per share. Cornell also received a commitment fee of $562,500.

As required, in accordance with FAS 133, Accounting for embedded derivatives, a fair value adjustment totalling GBP2,093,000 ($3,822,000) was made to the conversion feature and the warrants, at the time of establishing the arrangement, and the remainder was allocated to the loan account. The discount will be charged to the income statement over the thirty six month period of the loan, commencing May, 2006. The fair value adjustment was derived using Black Scholes methodology. In the year to April 30, 2006, due to the proximity of the transaction date to the company’s year end, no amount has been charged to the income statement, nor any revaluation undertaken.

At April 30, 2003 there were 854,240 warrants outstanding for the purchase of an equivalent number of Ordinary shares, issued in August 1993 at the time of the Company’s initial float, at a price of $5.65 per Ordinary Share, which were due to expire in August 2003. The Company decided not to extend these warrants for any further period, and consequently these warrants lapsed in August 2003. There were also 1,594,334 warrants outstanding at April 30, 2003 redeemable for the purchase of an equivalent number of Ordinary shares at a purchase price of $0.085 per Ordinary Share, issued in April 2003, which expire in April 2006. All these warrants were exercised in the year to April 30, 2004. Consequently, as at April 30, 2004, there were no warrants outstanding.

In June 2003, the Company issued 500,000 Ordinary shares at a price of GBP0.045 ($0.08) per Ordinary share as a consequence of Waverton Holdings exercising an equivalent number of warrants to purchase Ordinary shares, for an aggregate purchase price of GBP24,000 ($42,000) gross, GBP22,000 ($39,000) net

In July 2003, the Company issued 1,125,000 Ordinary shares in the acquisition of the entire share capital of Temp Limited, into which had been transferred the business and assets of IQDos Limited, valuing the acquisition at approximately GBP302,000 ($536,000) gross, GBP282,000 ($500,000) net.

In August 2003, the Company issued 4,786,362 Ordinary shares at a price of GBP0.14 ($0.22) per Ordinary share for aggregate proceeds of approximately GBP662,000 ($1,174,000) gross, GBP618,000 ($1,091,000) net, pursuant to a Regulation ‘S’ private placement.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.    CHANGES IN SHAREHOLDER EQUITY (continued)

Also in August 2003, the Company issued 387,597 Ordinary shares at a price of GBP0.24 ($0.387) per Ordinary share for aggregate proceeds of approximately GBP 94,000 ($167,000) gross, GBP88,000 ($156,000) net, pursuant to a Regulation ‘S’ private placement.

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

In February, 2005, the Company issued 926,972 Ordinary, shares at an average price of GBP0.408 ($0.76) for a total aggregate purchase price of GBP379,000 ($704,000 gross, GBP357,000 net, pursuant to a Regulation ‘S’ private placement.

Also in February 2005, the Company issued 1,735,840 Ordinary shares at an average price of GB0.310 ($0.58) for a total aggregate purchase price of GBP539,000 ($1,028,000) gross, GBP379,000 net, pursuant to the acquisition of Open Training AB.

Also in February, 2005, the Company issued 69,803 Ordinary shares at an average price of GBP0.387 ($0.716) for a total aggregate purchase price of GBP27,000 ($50,000) gross, GBP25,000 net, pursuant to a Regulation ‘S’ private placement.

In April 2005, the Company issued 388,614 Ordinary shares at the market price of $0.401 per Ordinary share for a total aggregate purchase price of GBP83,000 ($158,000) gross, GBP75,000 net, pursuant to a Regulation ‘S’ private placement.

During the year to April 30, 2005, the Company issued a total of 1,408,759 Ordinary shares at an average price of GBP0.10 ($0.19) for a total aggregate price of GBP 141,000 ($269,000) gross, GBP135,000 net, pursuant to the exercise of share options by a number of members of Futuremedia staff, three of whom were Affiliates.

In June, 2005, the Company issued 124,147 Ordinary shares at an average price of $0.43 per Ordinary share for a total aggregate purchase price of GBP29,000 ($53,000) gross, GBP28,000 ($51,000) net, pursuant to the settlement of an outstanding item on the purchase ledger.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.    CHANGES IN SHAREHOLDER EQUITY (continued)

In July 2005, the Company issued 21,118 Ordinary shares at an average price of $0.45 per Ordinary share for a total aggregate purchase price of GBP5,000 ($9,000) gross, and net, pursuant to the settlement of an outstanding item on the purchase ledger.

In August 2005, the Company issued 250,000 Ordinary shares at an average price of $0.096 per Ordinary share for a total aggregate purchase price of GBP13,000 ($24,000) gross, GBP12,000 ($22,000) net, pursuant to the exercise of share options.

Also in August 2005, the Company issued 120,245 Ordinary shares of which 28,219 were at a purchase price of $0.55 per Ordinary share and 92,026 were at an average price of $0.45 per Ordinary share for a total aggregate purchase price of GBP32,000 ($58,000) gross, GBP31,000 ($57,000) net, pursuant to the settlement of outstanding items on the purchase ledger.

In September 2005, the Company issued 35,000 and 15,000 Ordinary shares at an average price of $0.35 and $0.15 respectively per Ordinary share for a total aggregate purchase price of GBP8,000 ($15,000) gross and net, pursuant to the exercise of share options.

Also in September 2005, the Company issued 74,431 Ordinary shares at an average price of
$0.55 per Ordinary share for a total aggregate purchase price of GBP23,000 ($42,000) gross, GBP22,000 ($40,000) net, pursuant to the settlement of outstanding sales commissions.

In December 2005, the Company issued 187,500 Ordinary shares at an average price of $0.40 per Ordinary share for a total aggregate purchase price of GBP42,000 ($77,000) gross, GBP41,000 ($75,000) net, pursuant to the settlement of an outstanding item on the purchase ledger.

In March 2006, the Company issued 83,773 Ordinary shares at an average price of $0.194 per Ordinary share for a total aggregate purchase price of GBP9,000 ($16,000) gross, and net, pursuant to a Regulation ‘S’ private placement by an Affiliate.

Also in March 2006, the Company issued 1,417,234 Ordinary shares at an average price of $0.176 per Ordinary share for a total aggregate purchase price of GBP143,000 ($261,000) gross, GBP137,000 ($250,000) net, pursuant to the conversion of debt into equity.

In April 2006, the Company issued 562,500 Ordinary shares at an average price of $0.32 per Ordinary share for a total aggregate purchase price of GBP101,000 ($184,000) gross, GBP98,000 ($179,000) net, pursuant to the settlement of outstanding items on the purchase ledger.

Also in April 2006, the Company issued 1,789,848 Ordinary shares at an average price of $0.20 per Ordinary share for a total aggregate purchase price of GBP201,000 ($367,000) gross, GBP193,000 ($352,000) net, pursuant to the settlement of outstanding items on the purchase ledger.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.    CHANGES IN SHAREHOLDER EQUITY (continued)

Also in April 2006, the Company issued 4,776,442 Ordinary shares at an average price of $0.2552 per Ordinary share for a total aggregate purchase price of GBP700,000 ($1,278,000) gross, GBP676,000 ($1,235,000) net, pursuant to the acquisition of EBC Limited.

Also in April 2006, the Company issued 783,700 Ordinary shares at an average price of $0.33 per Ordinary share for a total aggregate purchase price of GBP142,000 ($259,000) gross, GBP138,000 (252,000) net, pursuant to a Regulation ‘S’ private placement undertaken by four individuals, all of whom were Affiliates.

Also in April 2006, the Company issued 20,000,000 Ordinary shares at an average price of $0.20 per Ordinary share for a total aggregate purchase price of GBP2,236,000 ($4,084,000) gross, GBP2,147,000 ($3,921,000) net, pursuant to Regulation ‘S’ private placements. At April 30, 2006, the whole of the purchase price was outstanding.

Also in April 2006, the Company issued 2,551,021 Ordinary shares at an average price of $0.1764 per Ordinary share for a total aggregate purchase price of GBP255,000 ($466,000) gross, GBP244,000 ($446,000) net, pursuant to the conversion of debt into equity..

Under the terms of the Convertible Loan entered into in July 2005, monthly repayments commencing in October 2005, were satisfied by the issuance of an aggregate of 8,811,911 Ordinary shares at average prices ranging from $0.4757 to $0.176 per Ordinary share for a total aggregate purchase price of GBP1,329,000 ($2,427,000) gross, GBP1,285,000 ($2,347,000) net, of which £182,000 ($332,000) remained outstanding at April 30, 2006.

In July 2005, the Company issued 6,175,104 warrants to purchase an equivalent number of Ordinary shares at a purchase price of $0.61 per Ordinary share, pursuant to the Convertible Loan arrangement with MAG. As at April 30, 2006, none of the warrants had been exercised.

Also in July 2005, the Company issued 322,024 warrants to purchase an equivalent number of Ordinary shares at a purchase price of $0.59 per Ordinary share, pursuant to an agreement with Alegro Capital for its assistance in arranging the Convertible Loan arrangement with MAG. As at April 30, 2006, none of the warrants had been exercised.

In December 2005, the Company issued 250,000 warrants to purchase an equivalent number of Ordinary shares at a purchase price of $0.70 per Ordinary share, pursuant to the Convertible Loan arrangement with Cornell Capital. As at April30, 2006, none of the warrants had been exercised.

In April 2006, the Company issued 750,000 warrants to purchase an equivalent number of Ordinary shares at a purchase price of $0.70 per Ordinary share, and 4,000,000 warrants to purchase an equivalent number of Ordinary shares at a purchase price of $0.20 per Ordinary share pursuant to the Convertible Loan arrangement with Cornell Capital. As at April 30, 2006, none of the warrants had been exercised.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.    EMPLOYEE PROFIT-SHARING AND OPTION PLANS

In July 1993, the Company adopted three employee profits share or share option schemes, as follows.

Under the Company’s “Approved Executive Share Option Scheme”, options to acquire the Company’s Ordinary Shares may be granted to all or selected employees. Any full time employee, other than a director, of the Company who is not within two years of his or her due date for retirement and who, within one year preceding the grant, did not hold more than 10% of the share capital of the Company, is eligible to participate. The exercise price of the options must be no less than 85% of the fair market value of the Company’s American Depositary Shares (“ADSs”) on the date of grant. The value of shares underlying the options granted to any employee may not exceed the greater of 100,000 ($177,000) or four times earnings. An option generally becomes exercisable three years after the date on which it was granted, and may not be exercised more than ten years after the date of grant. In certain circumstances, an option will be exercisable after the death or termination of the employment of the option holder. No UK income tax will be payable, even if the options are granted at a discount to market value, either at the time of the grant or the exercise of the options, although there are certain conditions that must be satisfied concerning the timing of any exercise. UK capital gains tax may be payable at the time of the ultimate disposition of the underlying shares.

Under the Company’s “Unapproved Executive Share Option Scheme”, options may be granted to selected full-time employees, including directors, based on their performance. The exercise price of the options granted must be at least the fair market value of the Company’s ADSs. The value of options to be granted is not subject to any financial limit, although the number of shares over which the options may be granted is subject to an overall restriction. The granting of options under this scheme was terminated in January 2005, pending the introduction of replacement schemes.

The ‘Employee Share Ownership Plan’ (the “Approved Net Profit Sharing Scheme”) was terminated with effect from September 2000. No payments were due and no monies were set aside at the termination of the scheme.

In January 2005, the Company adopted a new option plan, the “Futuremedia Unapproved Executive Share Option Scheme for Len Fertig”. Under this scheme, options were granted to the Option Holder on his appointment as Chief Executive Officer, for the purposes of inducement to retain the services of the Option Holder, to provide long-term incentive and rewards to the Option Holder and to associate more closely the interests of the Option Holder with those of the Company’s shareholders. During the year ended April 30, 2006, a further 500,000 options at an exercise price of $0.74 were granted in accordance with the terms of Mr Fertig’s employment agreement. At April 30, 2006, no options granted under this plan had been exercised, and options to purchase 1,000,000 Ordinary shares of which 500,000 are exercisable at $0.22 and 500,000 are exercisable at $0.74 per Ordinary share remained outstanding.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.     EMPLOYEE PROFIT-SHARING AND OPTION PLANS (continued)

No of SHARES	Subscription PRICE	Date EXERCISABLE	EXPIRY DATE
500,000	$0.22	01/26/07	01/27/2017
500,000	$0.740	01/24/2006	01/24/2015

In March 2005, the Company adopted two further option plans, the “Futuremedia Plc 2005 Unapproved Scheme for New Employees”, and the “Futuremedia Plc 2005 Unapproved Share Option Scheme”.

Under the Company’s Unapproved 2005 Scheme for New Employees, Options may be granted exclusively to persons not previously employees or directors of the Company (or following a bona fide period of non-employment) as an inducement material to entering into employment with the Company.

As at April 30, 2006, no options granted under this plan had been exercised, and the following have been issued and remain outstanding:

No of SHARES	Subscription PRICE	Date EXERCISABLE	EXPIRY DATE

100,000	$0.7163	02/14/2006	02/14/2015
100,000	$0.7163	02/14/2007	02/14/2015
100,000	$0.7163	02/14/2008	02/14/2015
20,000	$0.4735	04/04/2006	04/04/2015
20,000	$0.4735	04/04/2007	04/04/2015
20,000	$0.4735	04/04/2008	04/04/2015

360,000

A summary of the option outstanding under the Company’s “Unapproved Scheme for New Employees” as at April 30, 2006 is as follows:

	Number of Shares Under Option	Weighted Average Option Price Per Share

Options granted and outstanding at May 1, 2005	610,000	$0.6445
Options lapsed	(250,000)	$0.5995
Options outstanding at April 30, 2006	360,000	$0.6758

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.     EMPLOYEE PROFIT-SHARING AND OPTION PLANS (continued)

Under the Company’s 2005 Unapproved Share Option Scheme, Options may be granted for the purpose of providing Options to (a) employees, officers, directors, consultants and advisors of the Company and its Subsidiaries, and (b) any other person who is determined by the Directors (or a committee thereof) to have made (or is expected to make) contributions to the Company of inducement to retain the services of the Option holder. As at April 30 2006, no options granted under this plan had been exercised, and the following have been issued and remain outstanding:

No of Shares	Subscription Price	Date Exercisable	Expiry Date

405,000	$0.535	05/01/2005	03/17/2015

Determinations as to the granting of options to employee-directors are made by the Remuneration Committee.

At April 30, 2006, 20,500, under the Company’s Approved share option scheme options were outstanding at an exercise price of $0.90625 and may be exercised until January 16, 2008 and 12,000 options were outstanding at an exercise price of $1.5938 and may be exercised until July 25, 2010.

A summary of the option outstanding under the Company’s “Approved Share Option Scheme” as at April 30, 2006 is as follows:

	Number of Shares Under Option	Weighted Average Option Price Per Share
Outstanding April 30, 2003	35,706	$1.2809
Options forfeited	(3,206)	$2.505
Outstanding April 30, 2004, 2005 and 2006	32,500	$1.160

The following options have been issued under the Company’s “Unapproved Executive Share Option Scheme”, and were outstanding as at April 30, 2006.

As at April 30th, 2006, there were a total number of share options outstanding of 3,193,318 that are exercisable at prices ranging from $0.24 to $0.6106 between 30th April 2006 and 8th June 2009, and which will expire at various dates, the latest being 2014.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.     EMPLOYEE PROFIT-SHARING AND OPTION PLANS (continued)

Since the introduction of the various new schemes in 2005 no further grants have been made or will be made under this scheme.

The Company accounts for options granted under these plans in accordance with the provisions of APB No. 25. Variable options are required to be marked to market at each period end until they are forfeited, exercised, or expire unexercised. Those options whose vesting is dependent on performance will be accounted for as variable options until the performance criteria is met.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.     EMPLOYEE PROFIT-SHARING AND OPTION PLANS (continued)

A summary of the options outstanding under the Company’s “Unapproved Share Option Scheme” as at April 30, 2006 is as follows:

	Number of Shares Under Option	Weighted Average Option Price Per Share
Outstanding at April 30, 2003	5,396,245	$0.095
Options granted	2,353,333	$0.469
Options lapsed, cancelled and exercised	(2,202,502)	$0.2276
Outstanding at April 30, 2004	5,547,076	$0.2864
Options granted	345,000	$1.4178
Options lapsed, cancelled and exercised	(1,863,758)	$0.2100
Outstanding at April 30, 2005	4,028,318	$0.4327
Options lapsed, cancelled and exercised	(835,000)	$0.3218
Outstanding at April 30, 2006	3,193,318	$0.4617

The Company held an Extraordinary General Meeting on July 28, 2005 for the purpose of gaining the approval for the adoption by the Company of an all employee Share Incentive Plan, an Enterprise Management Incentive Plan and an Unapproved Share Option Scheme. Following adoption, options issued under the Futuremedia Unapproved Executive Share Option Scheme for Len Fertig and the Futuremedia Plc Unapproved 2005 Scheme for New Employees were incorporated into the new Unapproved Share Option Scheme.

In July 2005 the Company adopted a new option plan, the “Enterprise Management Incentive” Plan (“EMI”) for the purposes of granting tax beneficial options to UK employees. During the year ended April 30, 2006, 3,812,999 options were granted under this scheme, of which 165,000 options lapsed due to employees leaving employment, resulting in a total of 3,647,999 outstanding as at April 30, 2006.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.     EMPLOYEE PROFIT-SHARING AND OPTION PLANS (continued)

	Number of Shares Under Option	Weighted Average Option Price Per Share

Options Granted	3,812,999	$0.5093
Options lapsed	(165,000)	$0.6012
Outstanding April 30, 2006	3,647,999	$0.5051

The weighted average fair value of the 2,832,999 share options granted at market price in the year ended April 30, 2006 was GBP0.219 ($0.40). The weighted average fair value of the 1,473,081 share options granted at market price in the year ended April 30, 2005 was GBP0.11 ($0.20).

The weighted average fair value of the 80,000 options granted at below market price in the year ended April 30, 2006 was GBP0.49 ($0.89). There were no options granted at below market price in the year ended April 30, 2005

The weighted average fair value of the 110,000 options granted above market price in the year ended April 30, 2006 was GBP0.435 ($0.794). There were no options granted at above market price in the year ended April 30, 2005

The determination of the fair value of all stock options granted in 2006, 2005, and 2004 was calculated using the Black Scholes method based on (i) risk-free interest rates of 4.75% (2005: 3.63% and 2004: 2.38%), (ii) expected option lives of 3 to 5 years (weighted average 3.3 years), (iii) dividend yield of 0% and iv) a volatility of 0.9 (2005: 0.610 and 2004: 0.267).

14.     NEW ACCOUNTING PRONOUNCEMENTS

SFAS No. 123 (revised 2004), Share-Based Payment

In December 2004, the FASB issued Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“FASB No. 123”), supersedes APB No. 25, “Accounting for Stock Issued to Employees” and amends FASB Statement No. 95, “Statement of Cash Flows.” SFAS No. 123(R) requires that companies recognize all share-based payments to employees, including grants of employee stock options, in the financial statements. The recognized cost will be based on the fair value of the equity or liability instruments issued. Pro forma disclosure of this cost will no longer be an alternative under SFAS No. 123(R). The Statement is effective for public companies at the beginning of the first annual reporting period that begins after June 15, 2005.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.     NEW ACCOUNTING PRONOUNCEMENTS (continued)

As permitted by FASB No. 123, the Company currently accounts for its stock-based compensation plans under APB No. 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)’s fair value method will have some impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position or cash flows. The impact of adopting SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact would have approximated the amounts in its pro forma disclosure as described in the disclosure of pro forma net income and earnings per share in Note 1 of the Notes to Consolidated Financial Statements. Based on SFAS No. 123(R), the Company will transition to the new requirements by using the modified prospective transition method. This transition method requires compensation cost to be recognized for all share-based payments granted after the date of adoption and for all unvested awards existing on the date of adoption.

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

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”). This standard establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 will become effective for the Company for accounting changes and corrections of errors beginning in fiscal 2007. SFAS No. 154 may have a significant effect on the Company’s consolidated financial statements to the extent that the Company changes its accounting principles in the future.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments” (“SFAS No. 155”). SFAS No. 155 amends SFAS No. 133 and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No. 155, among other things: permits the fair value remeasurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The Company is currently evaluating what effect the adoption of SFAS No. 155 will have on the Company’s  future results of operations and financial condition.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.     NEW ACCOUNTING PRONOUNCEMENTS (continued)

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will become effective for the Company beginning in fiscal 2008. The Company is currently evaluating what effect the adoption of FIN 48 will have on the Company’s future results of operations and financial condition.

15.    COMMITMENTS

The Company has entered into contracts with IX Europe Limited for the provision of the hosting and support elements of its ISP requirements, and with MIS Limited for the firewall and security elements. Both contracts are renewable on an annual basis. The Company’s office facilities in Brighton are occupied pursuant to two leases, respectively over the second floor and third floor of Nile House, Nile Street, Brighton, UK, at an approximate annual cost of GBP209,000 ($382,000). Both leases expire on 1 April 2014, although in addition either the Company or its landlord at Nile House may terminate either lease on 25 June 2007, by giving the other not less than six months’ notice (if the Company exercised the break clause, then a penalty payment of one quarter’s rent plus VAT would also be due under the relevant lease). Executive Business Channel Limited occupies premises in Milton Keynes, UK, under a lease which expires on 31 March 2008, at an annual cost of GBP40,000 plus VAT, plus GBP800 annual maintenance. Open Training AB occupies three sites in Sweden, all of which are leasehold premises, with an annual cost of GBP89,000 ($162,000) per annum

16.     RELATED PARTY TRANSACTIONS

In September 2005, Mr. M Johansson, in accordance with the terms of the Settlement Agreement that had been entered into between Mr. Johansson and the Company on his resignation in January, 2005, agreed to accept 74,431 Ordinary Shares in respect of commissions due to him, for a total equivalent value of $41,307.

In March, 2006, the Company contracted and received the cash for the issue of 83,773 Ordinary, shares at a market price of $0.1935 per Ordinary share, for a total aggregate purchase price of GBP9,270. The following entities and individuals purchased the number of Ordinary Shares indicated in connection with this private placement: Mr. L Fertig 83,773 shares.

In April, 2006, the Company contracted and received the cash for the issue of 783,700 Ordinary, shares at a market price of $0.2552 per Ordinary share, for a total aggregate purchase price of GBP142,115. The following entities and individuals purchased the number of Ordinary Shares indicated in connection with this private placement: Mr. L Fertig, Mr. J Vandamme, Mr. M. Pilsworth and Mr. M Steel each receiving 195,925 shares.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.    RELATED PARTY TRANSACTIONS (continued)

During the year ended April 30, 2006, the following directors received payment for consultancy services provided through independent service companies: Mr. J.Vandamme GBP59,000 ($108,000) and Mr. M Steel GBP34,000 ($62,000).

17 .    SUBSEQUENT EVENTS

On May 4, 2006, the Company announced a private placement of ADSs for subscriptions totaling $4,315,000. The Company will use the proceeds of this placement to finance the acquisition of Button Group plc, which was completed on May 26, 2006, and for additional working capital. Of the $4,315,000 private placement, $3,500,000 has been invested by Le Shark Limited, a UK-based investor, at the price of $0.20 per share for a total of 17,750,000 ADSs. Futuremedia Directors Jan Vandamme, Leonard M. Fertig, Mick Pilsworth and Michiel Steel also each invested $50,000 in the Company’s ADSs, at a price calculated by reference to the average closing price of the Company’s ADSs for the 20 business days prior to April 21, 2006, representing approximately $0.255 per share, for a total of 783,700 ADSs. In addition, $565,000 has been invested by Spintop Venture Holdings Limited, a British Virgin Islands based investment group, and $50,000 has been invested by Marc Renson, a private European investor, both at a price of $0.20 per share, representing 3,075,000 ADSs. A finder’s fee has been paid on this transaction, in ADSs, at price of $0.20 per share, representing 773,575 ADSs.

On May 26, 2006 the Company completed its acquisition of Button Group plc, also known as Button. The purchase price for the acquisition was GBP 5.3 million ($9.9 million), consisting of a combination of cash GBP 2.3 million ($4.3 million) and Futuremedia ADSs valued at GBP 3 million ($5.6 million) issued at the share closing price on May 25, 2006. Button is an integrated design and brand communications agency providing strategic marketing solutions to blue chip European and US companies.

On August 7, 2006 the Company announced that it had changed its fiscal year end to June 30 from April 30, effective immediately. This change brings the Futuremedia group of companies under the same reporting calendar and better corresponds to the Company’s business cycle. Previously, Button and EBC were on a June 30 and December 31 fiscal year end, respectively.

On August 7, 2006, the Company also announced that Cornell Capital Partners, LP, has agreed to provide it with an additional $1,500,000 of capital, also known as the Additional $1,500,000 Financing. The proceeds of the transaction will be used for payments on the remaining debt to M.A.G. Capital, LLC, as well as to provide working capital for growth in the Company’s new businesses. The Company has repaid $3,330,000 of the $4,000,000 convertible loan to MAG in the past 10 months including a cash payment for the month of July, 2006. Cornell Capital Partners, LP’s $1,500,000 investment was made as an extension of the existing $7,500,000 financing loan from April 2006 (which was provided by Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C. and is convertible (subject to certain restrictions and limitations) into the Company’s ADSs. The amended loan, totaling an aggregate of $9,000,000, may be converted from time to time at the investor’s option (subject to certain restrictions and limitations) and is secured by the Company’s assets. In connection with the further investment, Futuremedia also issued to Cornell Capital Partners, LP 165,000 ADSs at nominal value. Cornell Capital Partners, LP also received a commitment and structuring fee totaling $150,000. The Company also obtained limited waivers from Cornell Capital Partners, LP regarding certain of its obligations related to filing audited financial statements for the year ended April 30, 2006 with the SEC and with MAG Capital LLC related to maintaining effective registration statements with the SEC in connection with its financing arrangements.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.    SUBSEQUENT EVENTS (continued)
As part of the Additional $1,500,000 Financing, the Company amended certain of the terms and conditions relating to the $7,500,000 financing from Cornell Capital Partners, LP, Certain Wealth Ltd. and TAIB Banks, B.S.C. which signed on April 19, 2006 and closed on April 25, 2006, also known as the $7,500,000 Financing. The $7,500,000 Financing and the Additional $1,500,000 Financing are together also known as the $9,000,000 Financing. As a result of such amendments, the conversion rate for the $9,000,000 Financing is equal to the lesser of (a) $0.30 or (b) an amount equal to eighty percent (80%) of the average of the three (3) lowest volume weighted average prices of the ADSs, as quoted by Bloomberg, LP, during the thirty (30) trading days immediately preceding the conversion date. The Secured Convertible Notes underlying the $9,000,000 Financing continue to bear interest in accordance with the terms of the $7,500,000 Financing. Pursuant to the $9,000,000 Financing up to an additional 95,477,500 of our ADSs will be issuable (or have been issued) (i) upon conversion of an aggregate of $9,000,000 of Secured Convertible Notes issued to Cornell Capital Partners, LP, Certain Wealth, Ltd. and

TAIB Bank, B.S.C. (all such Secured Convertible Notes amounting to 90,000,000 ADSs in the aggregate); (ii) upon exercise of the 4,000,000 ADS Warrant and the 750,000 ADS Warrant held by Cornell Capital Partners, LP in connection with the $7,500,000 Financing; and (iii) in connection with an aggregate of 727,500 ADSs which were issued to Cornell Capital Partners, LP without further consideration (representing 562,500 ADSs from the $7,500,000 Financing plus 1650,000 ADSs from the $1,500,000 Financing). The Company has withdrawn the registration statement on Form F-3, File No. 333-134835, filed in connection with the $7,500,000 Financing and expects to file a new registration statement with the Securities and Exchange Commission reflecting the $9,000,000 million Financing.