Form 20-F
period 2006-06-30
FUTUREMEDIA PLC
filed 2006-11-16
CIK 906476

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from May 1, 2006 to June 30, 2006

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of period covered by the Transition Report: 161,960,188 Ordinary Shares of 1 1/9 p each.

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

Large Accelerated Filer ☐   Accelerated Filer ☐   Non-Accelerated Filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☐

TABLE OF CONTENTS

EXPLANATORY NOTE	4

COMMUNICATIONS WITH HOLDERS OF ADSs	5

NOTE ON FOREIGN ISSUER EXEMPTIONS UNDER IM-4350-6 OF THE NASDAQ RULES	5

INCORPORATION BY REFERENCE INTO PEVIOUSLY FILED REGISTRATON STATEMENTS	6

WARNINGS REGARDING FORWARD-LOOKING STATEMENTS	7

PART 1	8

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	8

ITEM 8.A.7 FINANCIAL INFORMATION.	17

PART II	18

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	18

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.	18

PART III	19

ITEM 17 FINANCIAL STATEMENTS	19

ITEM 18 FINANCIAL STATEMENTS	19

ITEM 19 EXHIBITS	20

SIGNATURES	21

CERTIFICATIONS	Exhibits 12.1 - 13.2

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

The Company publishes its Consolidated Financial Statements expressed in United Kingdom ("UK") pounds sterling. Such financial statements are prepared in conformity with United States generally accepted accounting principles ("US GAAP"). In this document, references to "US dollars", "US$", "cents" or "$" are to United States ("US") currency and references to "pounds sterling", "sterling", "GBP", "pence" or "p" are to UK currency. Solely for convenience, this Transition Report contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or any other rates. Unless otherwise indicated, the translation of pounds sterling into US dollars have been made at the rate of GBP1.00 = $1.8048, the Noon Buying Rate in New York City for cable transfers in pounds sterling as certified for customs purposes, by the Federal Reserve Bank of New York (the "Noon Buying Rate") on June 30, 2006. On November 13, 2006 the Noon Buying Rate was GBP 1=$1.9024.

References in this Transition Report to the "Companies Act" are to the Companies Act 1985, as amended, of Great Britain; references to the "EU" are to the European Union.

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

Information contained on any of the Company's Internet websites, or any other websites referred to herein, does not constitute part of this Transition Report and is not incorporated by reference herein.

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

Without shareholder approval on May 26, 2006 the Company closed its acquisition of Button Group PLC, which involved the issuance or possible issuance of the Company’s Ordinary Shares (the English equivalent of common stock) in excess of the 20% limitation contained in Rule 4350(i)(1)(C). Furthermore, without shareholder approval on August 3, 2006 the Company closed a $9,000,000 total financing with Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C. (this financing was made in two tranches, the first closed on April 25, 2006 and the second on August 3, 2006), on September 28, 2006 the Company closed on a separate $550,000 financing with Cornell Capital Partners, LP, on October 25, 2006 the Company closed on a $5,000,000 financing with an investor in accordance with Rule 903 of Regulation S, promulgated under the United States Securities Act of 1933, as amended and on November 6, 2006 the Company closed on a $800,000 financing with Le Shark Limited in accordance with Rule 903 of Regulation S, promulgated under the United States Securities Act of 1933, as amended. Each of these financing involved the issuance or possible issuance of the Company’s Ordinary Shares in excess of the 20% limitation contained in Rule 4350(i)(1)(C).

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

INCORPORATION BY REFERENCE INTO PEVIOUSLY FILED REGISTRATON STATEMENTS

This Transition Report on Form 20-F is hereby filed and incorporated by reference into Futuremedia PLC’s Registration Statements on Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (File No. 333-128875), Form S-8 (File No. 333-128873) and Form S-8 (File No. 33-11828).

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

PART I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion, Operating and Financial Review and Prospects, contains forward-looking statements, which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” in Item 3.D and elsewhere in the Company’s Form 20-F, filed with the Securities and Exchange Commission on November 14, 2006 (File No. 000-21978).

A. OPERATING RESULTS.

On August 1, 2006 the Company changed its fiscal year end from April 30 to June 30. The Company has provided financial information for the transitional two month period ended June 30, 2006.

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

Since entering into various loan arrangements the Company has adopted the recognized and recommended accounting treatments regarding embedded derivatives arising.

Revenue Recognition.

Net sales represent the value of goods and services delivered, excluding value added tax, and for the two month period ended June 30, 2006 can be categorized by activity into one of six sources.

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

Managed Benefit Programs

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

Design and Live Communications Revenues

Design and Live Communications Revenues are those that are earned by the production of bespoke marketing media together with fees earned from the provision of marketing event services. Currently these all recorded within the books of Button Group plc, acquired by Futuremedia in May 2006. The revenues arising from both sources are recognized on a percentage cost to completion basis.

Overview of Operating Results.

Following the acquisition of Button Group plc on May 26, 2006, the results of that business for the period May 27, 2006 to June 30, 2006 have been consolidated into the results of the Futuremedia group for the two-month period ended June 30, 2006 as follows:

	Period May 1, 2006 to June 30, 2006 Unaudited

	($’000)	(GBP’000)

Total Net sales	2,285	1,266

Cost of sales	1,451	804

Gross profit	834	462

Operating expenses
Sales and marketing	25	14
General and administrative	650	360
Facilities expenses	56	31

Total operating expenses	731	405

Operating profit	103	57

Interest income	-	-
Interest expense	(20)	(11)
Foreign currency gains	9	5

Net profit	92	51

RECENT ACCOUNTING PRONOUNCEMENTS

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

In September 2006, the Financial Accounting Standards Board (“FASB”) issued statement No 157, “Fair Value Measurements” (“FAS 157”), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under GAAP. As a result of FAS 157, there is now a common definition of fair value to be used throughout GAAP, which is expected to make the measurement of fair value more consistent and comparable. The Company must adopt FAS 157 in fiscal 2009, but has not yet begun to evaluate the effect, if any, of adoption on its consolidated financial statements.

On September 13, 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No 108 (“SAB 108”) which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company does not expect this pronouncement to have a material impact on the Company’s consolidated financial statements.

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

Sources and Amounts of Cash Flows.

On November 13, 2006, the latest date available at time of filing, the total amount of cash and cash equivalents on hand was approximately GBP1,010,000($1,921,000) compared with a total of cash and cash equivalents at April 30, 2006 of GBP1,155,000. This decrease primarily represents losses incurred since the year end, cost and expenses incurred in the acquisition of Button Group plc together with partial repayments of loans to Cornell Capital LLP amounting to £3,512,000, offset by the receipt of £3,140,000 gross outstanding from investments in the Company made since the year end.

On June 30, 2006, the total amount of cash and cash equivalents on hand was GBP1,143,000 ($2,063,000) as compared to cash and cash equivalents of GBP1,155,000 as at April 30, 2006. The decrease is net of losses incurred in the period, costs and expenses associated with the acquisition of Button Group plc, offset by the proceeds of the various investment activities in the period, together with the collection of cash outstanding at April 2006 in respect of monies due from investment activities contracted prior to the close of the prior fiscal year.

The Company's ratio of current assets to current liabilities stood at 0.5 at June 30, 2006. As at August 31, 2006 (the latest date at which the Company had information before filing), this ratio was 0.39.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Company Sponsored Research and Development.

The Company is committed to appropriate ongoing product research and development in an effort to continually upgrade, modify and improve its products to meet changing market and consumer needs. The Company has been a beta test site for hardware products and software developed by a number of companies and has also developed software and hardware itself for internal purposes and for the open market. Research and development work is undertaken by the development team whose focus has been on the AktivnaTM product range and the Company’s Managed Benefits programs, supported by other members of production staff as required.

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

D. TREND INFORMATION.

The Company’s forward order book reflects orders for products or services for which the Company has accepted purchase orders or contracts with assigned delivery dates within 34 months. The level of orders in the Company’s forward order book at any particular time is not necessarily indicative of the Company’s future operation performance. Delivery schedules may be extended and purchase order or contracts may be canceled at any time for reasons beyond the Company’s control.

E. OFF-BALANCE SHEET ARRANGEMENTS.

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The following is a summary of the Company’s contractual obligations, as specified below, as of June 30, 2006:

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

As of June 30, 2006, the Company had no material contractual obligations outstanding with respect to capital expenditure.

ITEM 8. FINANCIAL INFORMATION.

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

7. Legal Proceedings

The Company is not a party to any material legal proceedings.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following unaudited consolidated financial statements are filed as part of this Transition Report on Form 20-F.

All other Schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

 ITEM 19. EXHIBITS

The following exhibits are filed as part of this Transition Report on Form 20-F.

Exhibit Number	Exhibit Description
12.1	Chief Executive Officer Certification (SEC Rule 13a-14(a) / 15d-14(a)) (filed herewith).

12.2	Chief Accounting Officer Certification (SEC Rule 13a-14(a) / 15d-14(a)) (filed herewith).

13.1	Chief Executive Officer Certification (18 U.S.C. 1350) (filed herewith).

13.2	Chief Accounting Officer Certification (18 U.S.C. 1350) (filed herewith).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Transition Report on its behalf.

FUTUREMEDIA PLC
(Registrant)

By: /s/ Leonard M Fertig
Name: Leonard M Fertig
Title: Chief Executive Officer and Authorized Signatory

Date: November 16, 2006

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30, 2006		April 30, 2006

	($’000)	(GBP’000)	(GBP’000)
ASSETS

Current assets
Cash and cash equivalents	2,355	1,305	1,155
Accounts receivable, less allowance of GBP73 for doubtful accounts June 30, 2006 and April 30, 2006	3,364	1,864	1,638
Amounts recoverable from vendors	505	280	280
Other current assets	976	541	1,032
Receivable from stock subscription	-	-	2,366
Inventories - finished goods	206	114	402
Prepaid expenses	2090	1,158	608
Total current assets	9,497	5,262	7,481

Property and equipment
Audio visual and computer equipment	2,588	1,434	937
Office equipment, fixtures and fittings	516	286	286
Property improvements, plant and machinery	260	144	144
Lease premium	137	76	76
	3,501	1,940	1,443
Less accumulated depreciation	(2,409)	(1,335)	(1,062)
	1,092	605	381

Non current assets	12,971	7,187	-

Other assets
Goodwill	9,233	5,116	5,089
Intangible assets	1,079	598	645

TOTAL ASSETS	33,872	18,768	13,596

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30, 2006 Unaudited		April 30, 2006

	($’000)	(GBP’000)	(GBP’000)
LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Bank overdraft	292	162	-
Fees received in advance	6,293	3,487	4,277
Accounts payable	7,082	3,924	2,297
Other taxes and social security costs	1,711	948	706
Other accounts payable	1,382	766	126
Accrual for National Insurance costs on stock options	32	18	18
Accrual for sales commissions due			268
Other accrued expenses	3,245	1,798	1,538
Total current liabilities	20,039	11,103	9,230

Convertible debentures, debt and convertible term liability face value $14.0m	10,313	5,714	5,465
Long term bank facility	110	61	-
Other long term loans	143	79	-

Stockholders’ deficit
Ordinary shares of 1 1/9p each
Authorized - 350,000,000
Issued and outstanding- 161,960,188 at June 30, 2006, 133,373,349 at April 30, 2006	3,247	1,799	1,482
Preference shares of 2p each
Authorized - 2,000,000
None issued	-	-	-
Additional paid-in capital	52,452	29,063	26,018
Receivable from stock subscription	(32)	(18)	(18)
Accumulated deficit	(52,193)	(28,919)	(28,481)

Other comprehensive loss- cumulative translation adjustment	(206)	(114)	(100)
Total stockholders’ equity/(deficit)	3,268	1,811	(1,099)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	33,872	18,768	13,596

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Period May 1, 2006 to June 30, 2006 Unaudited

	($’000)		(GBP’000)

Total Net sales	6,243		3,459

Cost of sales	4,061		2,250

Gross profit	2,182		1,209

Operating expenses
Sales and marketing	285		158
General and administrative	1,508		835
Facilities expenses	209		116

Total operating expenses	2,002		1,109

Operating profit	180		100

Interest income	10		6
Interest expense	(994)		(551)
Foreign currency gains	13		7

Net loss	(791)		(438)

Loss per share basic and diluted.	(0.005	)c	(0.003	)p

Weighted average shares outstanding	149,563,053		149,563,053

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ (DEFICIT)/EQUITY

	Number of Ordinary Shares	Share Capital Amount	Additional Paid-in Capital	Receivable From subscription	Accumulated Deficit	Cumulative Translation Adjustment	Total Stockholders’ Equity/(Deficit)
		(GBP‘000)	(GBP‘000)	(GBP‘000)	(GBP‘000)	(GBP‘000)	(GBP‘000)

At April 30, 2003	78,194,457	869	16,921	-	(16,111)	(104)	1,575

Exchange translation adjustments	-	-	-	-	-	(2)	(2)

Net loss	-	-	-	-	(1,662)		(1,662)
Comprehensive loss	-	-	-	-	-	-	(1,664)

Adjustment for Variable options	-	-	686	-	-	-	686
Issuance of shares re exercise of warrants (net of issuance costs of GBP5,000)	1,594,344	18	54	-	-	-	72

Issuance of shares re acquisition (net of issuance costs of GBP20,000)	1,125,000	12	270	-	-	-	282
Issuance of shares re investment (net of issuance costs of GBP50,000)	5,173,958	57	649	-	-	-	706
Issuance of shares re exercise of options (net of issuance costs of GBP5,000)	1,151,727	13	62	-	-	-	75
At April 30, 2004	87,239,486	969	18,642	-	(17,773)	(106)	1,732
Exchange translation adjustments	-	-	-	-	-	(1)	(1)

Net loss	-	-	-	-	(3,958)	-	(3,958)

Comprehensive loss	-	-	-	-	-	-	(3,959)
Receivable from subscription	-	-	-	(18)	-	-	(18)
Adjustment for Variable options	-	-	(306)	-	-	-	(306)
Issuance of shares re acquisition (net of issuance costs of GBP160,000)	1,735,840	19	360	-	-	-	379
Issuance of shares re investment (net of issuance costs of GBP32,000)	1,385,392	15	442	-	-	-	457
Issuance of shares re exercise of options (net of issuance costs of GBP6,000)	1,408,758	16	119	-	-	-	135
Issuance of shares to specific individuals	3	-	-	-	-	-	-
At April 30, 2005	91,769,479	1,019	19,257	(18)	(21,731)	(107)	(1,580)
Exchange translation adjustments	-	-	-	-	-	7	7
Net loss	-	-	-	-	(6,750)	-	(6,750)

Comprehensive loss	-	-	-	-	-	-	(6,743)
Adjustment for Variable options	-	-	20	-	-	-	20

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ (DEFICIT)/EQUITY

Issuance of shares re acquisition of EBC Limited (net of issuance costs of GBP24,000)	4,776,442	53	623	-	-	-	676
Issuance of shares re acquisition (net of issuance costs of GBP37,000)	20,867,473	233	2,070	-	-	-	2,303
Issuance of shares re acquisition costs (net of issuance costs of GBP13,000)	2,539,848	28	303	-	-	-	331
Issuance of shares re exercise of options (net of issuance costs of GBP6,000)	300,000	3	16	-	-	-	19
Issuance of shares re Loan conversion (net of issuance costs of GBP17,000)	3,968,255	44	338	-	-	-	382
Issuance of shares re Loan repayment (net of issuance costs of GBP44,000)	8,811,911	98	1,186	-	-	-	1,284
Issuance of shares re settlement of outstanding accounts (net of issuance costs of GBP2,000)	339,941	4	83	-	-	-	87
Fair value adjustment re convertible debt and warrants	-	-	2,122	-	-	-	2,122
At April 30, 2006	133,373,349	1,482	26,018	(18)	(28,481)	(100)	(1,099)
Exchange translation adjustments						(14)	(14)
Net loss					(438)		(438)

Comprehensive loss							(452)
Issuance of shares re acquisition (net of issuance costs of GBP104,000)	24,460,435	272	2,624				2,896
Issuance of shares re acquisition costs (net of issuance costs of GBP3,000	773,575	9	72				81
Issuance of shares re settlement of outstanding accounts (net of issuance costs of GBP6,000)	1,288,404	14	139				153
Issuance of shares re Loan repayment (net of issuance costs of GBP7,000)	1,489,425	16	156				172
Issuance of shares re equity investment (net of issuance costs of GBP2,000)	575,000	6	54				60
At June 30, 2006 Unaudited	161,960,188	1,799	29,063	(18)	(28,919)	(114)	1,811

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period May 1, 2006 to June 30, 2006 Unaudited
	($’000)	(GBP’000)

Operating activities
Net loss	(791)	(438)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation	70	39
Shares issued for services	285	158
Amortization of intangible assets..	85	47
Interest charge arising on Convertible loan	785	435
Accounts receivable	1,846	1,023
Other current assets	1,130	626
Inventories	908	503
Prepaid expenses	430	238
Fees received in advance	(1,426)	(790)
Accounts payable	1,054	584
Other accounts payable	594	329
Other taxes and social security costs	(159)	(88)
Other accrued expenses	(2,698)	(1,495)
Net cash provided by/(used in) operating activities	2,113	1,171

Investing activities
Acquisition of Button Group plc	(5,920)	(3,280)
Acquisition costs	(188)	(104)
Capital expenditures	(52)	(29)
Net cash provided by/(used in) investing activities	(6,160)	(3,413)
Financing activities
Proceeds of share issues	4,384	2,429
Share issue costs	(32)	(18)
Net cash provided by financing activities	4,351	2,411
Effects of exchange rate changes	(34)	(19)
Net (decrease)/increase in cash and cash equivalents	271	150
Cash and cash equivalents at beginning of period	2,085	1,155
Cash and cash equivalents at end of period	2,355	1,305
Supplemental disclosure of cashflow information
Interest paid during the period	209	116

Supplemental disclosure of non-cash transactions
Issuance of shares in acquisitions	5,414	3,000
Issuance of shares for services	285	158
Issuance of shares in investment	114	63

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACQUISITIONS

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

The total purchase price for the acquisition is analyzed as follows:

Consideration satisfied by :	$000’s	GBP000’s

Cash	4,151	2,300
Shares issued	5,414	3,000
Acquisition costs	1,170	648

	10,735	5,948

Net liabilities acquired	(2,236)	(1,239)

Non current assets	12,971	7,187

At the time of acquisition, the condensed balance sheet of Button Group plc was as follows:

	As at May 26, 2006
	$000	GBP000

Property and equipment	422	234
Intangible assets	-	-
Current assets	4,308	2,387
Current liabilities	6,708	(3,717)

Net current liabilities	(2,236)	(1,239)

Total Equity and reserves	2,236	1,239

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACQUISITIONS (continued)

Management has not yet completed the purchase price allocation with respect to this acquisition in accordance with SFAS 141, as a consequence the excess of purchase price over assets acquired appears as a non current asset amounting to GBP7,187,000 ($12,971,000).

2. SUBSEQUENT EVENTS

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

As part of the Additional $1,500,000 Financing, the Company amended certain of the terms and conditions relating to the $7,500,000 financing from Cornell Capital Partners, LP, Certain Wealth Ltd. and TAIB Banks, B.S.C. which signed on April 19, 2006 and closed on April 25, 2006, also known as the $7,500,000 Financing. The $7,500,000 Financing and the Additional $1,500,000 Financing are together also known as the $9,000,000 Financing. As a result of such amendments, the conversion rate for the $9,000,000 Financing is equal to the lesser of (a) $0.30 or (b) an amount equal to eighty percent (80%) of the average of the three (3) lowest volume weighted average prices of the ADSs, as quoted by Bloomberg, LP, during the thirty (30) trading days immediately preceding the conversion date. The Secured Convertible Notes underlying the $9,000,000 Financing continue to bear interest in accordance with the terms of the $7,500,000 Financing. Pursuant to the $9,000,000 Financing up to an additional 95,477,500 of our ADSs

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUBSEQUENT EVENTS (continued)

will be issuable (or have been issued) (i) upon conversion of an aggregate of $9,000,000 of Secured Convertible Notes issued to Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C. (all such Secured Convertible Notes amounting to 90,000,000 ADSs in the aggregate); (ii) upon exercise of the 4,000,000 ADS Warrant and the 750,000 ADS Warrant held by Cornell Capital Partners, LP in connection with the $7,500,000 Financing; and (iii) in connection with an aggregate of 727,500 ADSs which were issued to Cornell Capital Partners, LP without further consideration (representing 562,500 ADSs from the $7,500,000 Financing plus 1650,000 ADSs from the $1,500,000 Financing). The Company has withdrawn the registration statement on Form F-3, File No. 333-134835, filed in connection with the $7,500,000 Financing and expects to file a new registration statement with the Securities and Exchange Commission reflecting the $9,000,000 million Financing.

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

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 . SUBSEQUENT EVENTS (continued)

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