Form 20-F
period 2007-06-30
FUTUREMEDIA PLC
filed 2008-02-19
CIK 906476

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2007.

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: American Depositary Shares (each representing 1,000 Ordinary Shares); Ordinary Shares of 0.01p each

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of period covered by the annual report: 338,548,904 Ordinary Shares of 0.01p each.

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

Yes ☐ No ☒

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

Item 17☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

EXPLANATORY NOTE

As used herein, except as the context otherwise requires, the terms “Company”, “we”, “our”, “Futuremedia” and “Futuremedia PLC” refer to Futuremedia Public Limited Company and its subsidiaries. The Company is organized under the laws of England and Wales. The Company's headquarter offices are located at Nile House, Nile Street, Brighton, East Sussex BNI 1HW, England. The Company's telephone number is 011-44-1273-829700. The Company also has offices relating to its Button Group PLC business at 32 Percy Street, London W1T 2DE England; 4223 Glencoe Avenue, Suite A100, Marina del Rey, California, 90292 USA; and 8 Rue Macé, 06400 Cannes, France.

Except as the context otherwise requires, “Ordinary Shares” or “Shares” refers to the Ordinary Shares with par value of 0.01 pence each of the Company.

The Company's American Depositary Shares (“ADSs”) have traded since May 29, 1993, on the Nasdaq SmallCap Market under the symbol FMDA. Each ADS represents the right to receive 1,000 Ordinary Shares of the Company. ADSs are evidenced by American Depositary Receipts (“ADRs”). ADSs evidenced by ADRs are issued by the Bank of New York as Depositary (the “Depositary”) of the Company's ADR facility in accordance with the terms of a deposit agreement between the Company and the Depositary. Prior to January 3, 2007, our ADSs each represented the right to receive one Ordinary Share. On January 3, 2007, we changed the ratio of our ADSs to Ordinary Shares to 1:50 from 1:1. On December 3, 2007, we changed the ratio of our ADSs to Ordinary Shares to 1:1,000 from 1:50. Unless otherwise noted, all references to Ordinary Shares and ADSs in these accounts are included on a “post-amendment” basis, i.e. using the current ADS:Ordinary Share ratio of 1:1,000.

The Company publishes its Consolidated Financial Statements expressed in United Kingdom ("UK") pounds sterling. Such financial statements are prepared in conformity with United States generally accepted accounting principles ("US GAAP"). In this document, references to "US dollars", "US$", "cents" or "$" are to United States ("US") currency and references to "pounds sterling", "sterling", "GBP", "pence" or "p" are to UK currency. For information regarding rates of exchange between pounds sterling and US dollars for the period ended June 30, 2007 to the present see "Item 3.A. Selected Financial Data - Exchange Rates."

The Company's fiscal year ends on June 30 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated. Effective August 7, 2006, the Company changed its fiscal year end from April 30 to June 30. As a result, results of operations are presented herein for the years ended April 30, 2006 and 2005, for the transition period from May 1, 2006 to June 30, 2006, and for the year ended June 30, 2007.

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

COMMUNICATIONS WITH HOLDERS OF ADSs

In advance of the Company’s General Meeting held on July 31, 2007, the Company advised holders of ADSs that, to minimize expenses, it had decided not to distribute to holders of ADSs a hard copy of the Company’s annual report to shareholders. Instead, the Annual Report was made available on the Company’s website (www.futuremedia.co.uk) and, on request, in hard copy from the Company or from the Depositary. The Annual Report was also filed electronically with the United States Securities and Exchange Commission (“SEC”) on Form 6-K. The Company believes that this manner of making information available to holders of ADSs is consistent with its obligations under applicable law and the rules of the Nasdaq Stock Market and intends to make future information available in a similar manner.

NOTE ON FOREIGN ISSUER EXEMPTIONS UNDER IM-4350-6 OF THE NASDAQ RULES

IM-4350-6 provides, in part, that “[a] foreign issuer . . . listed on Nasdaq may follow the practice in such issuer’s home country . . . in lieu of some of the provisions of Rule 4350”. The Company is incorporated and registered under the laws of England and Wales. The Company is not listed on any other stock market or securities exchange except for the Nasdaq-CM (formerly the Nasdaq Small Cap Market). Accordingly, the laws applicable to the Company under its home country are the laws of England and Wales applicable to privately held, unlisted companies incorporated and registered in England and Wales. As a result, in many cases, following home country law and practice may mean that there is no rule or requirement similar to the relevant provision of Rule 4350.

Exemption From Shareholder Approval for Share Issuances in Excess of 20% of the Number of Shares Outstanding Under Rule 4350(i)(1)(C)

The Company has complied and may in the future comply with applicable law and accepted practices in England and Wales for privately held, unlisted companies in lieu of some of the provisions of Rule 4350(i) in cases where such actions are not prohibited by English law.

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

The Company has closed several transactions in excess of the 20% limitation contained in Rule 4350(i)(1)(C) without shareholder approval. On April 25, 2006 the Company closed its acquisition of Executive Business Channels Limited (“EBC”) and on May 26, 2006 the Company closed its acquisition of Bingham and Bingham Limited, which was subsequently renamed Button Communications Holdings Limited (“Button”), both of which involved the issuance or possible issuance of the Company’s Ordinary Shares (the English equivalent of common stock). On August 3, 2006 the Company closed a $9,000,000 (GBP4,796,000) convertible debt financing with Cornell Capital Partners, LP (“Cornell”), Certain Wealth, Ltd. (“Certain Wealth”) and TAIB Bank, B.S.C. (“TAIB”), which was made in two tranches, the first closing on April 25, 2006 and the second on August 3, 2006. On September 28, 2006 the Company closed on a separate $550,000 (GBP289,000) convertible debt financing with Cornell. On October 25, 2006 the Company closed on a $5,000,000 (GBP2,671,000) equity financing with an investor in accordance with Rule 903 of Regulation S, promulgated under the United States Securities Act of 1933, as amended. On November 6, 2006 the Company closed on a $800,000 (GBP421,000) equity financing with Le Shark Limited in accordance with Rule 903 of Regulation S, promulgated under the United States Securities Act of 1933, as amended. On June 1, 2007 the Company completed a separate $4,600,000 (GBP2,327,000) convertible debt financing with Cornell. On August 20, 2007 the Company completed a separate convertible debt financing with YA Global Investments LP (formerly known as Cornell Capital Partners; for ease of understanding, YA Global Investments LP will hereinafter be referred to as “Cornell”) that provided the Company with $6,050,000 (GBP3,028,000). On January 9, 2008, we completed a financing arrangement whereby we (1) entered into the January 2008 Loan with Cornell with a face value of $2,000,000 (GBP1,013,000), and (2) completed a private placement of 100,000 Ordinary Shares for an aggregate purchase price of $100,000 (GBP51,000) with National Air Cargo Middle East FMZ (“NACME”).

Each of these financing transactions involved the issuance or possible issuance of the Company’s Ordinary Shares in excess of the 20% limitation contained in Rule 4350(i)(1)(C). Due to the Company’s status as a foreign registrant, shareholder approval is not required under the Nasdaq rules as long as the Company complies with the rules and regulations of its country of incorporation. For additional information on these transactions, see “Item 4. Information on the Company. A. History and Development of the Company. Recent Developments.”

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

Exemption from Annual Meeting Requirement Under Rule 4350(e)

Under Rule 4350(e), all Nasdaq Stock Market issuers are required to hold an annual meeting of shareholders. The annual meeting must be held within twelve months of the end of the Company’s fiscal year end. However, English law (Companies Act 1985, section 366) allows an interval of up to 15 months between the annual meeting of one year and that of the next. In its fiscal year 2005 the Company’s annual meeting was held on March 17, 2005. In fiscal year 2006 the Company’s annual meeting was held on June 8, 2006 (approximately 13 months after the 2005 annual meeting). In fiscal year 2007 the Company’s annual meeting was held on July 31, 2007 (approximately 14 months after the 2006 annual meeting).

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

The Company's forward-looking statements are accurate only as of the date of this Report, or in the case of forward-looking statements in documents incorporated by reference, as of the date of those documents. The Company identifies forward-looking statements with the words “plans”, “expects”, “believes”, “intends”, “anticipates”, “estimates”, “should”, “would” and similar expressions. Examples of the Company's forward-looking statements may include statements related to:

•	the Company's plans, objectives, expectations and intentions, including without limitation the Company’s expectations regarding future working capital requirements and financial results;

•
the anticipated growth rate of the markets for outsourced employee benefit programs (and Internet-based learning technologies and products in general, and the Company's products and solutions in particular;

•	the timing, availability, cost of development and functionality of products and solutions under development or recently introduced;

•	the benefits anticipated from acquisitions by the Company; and

•	other statements that the Company makes under the caption “Trend Information” in Item 5.D. below.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected consolidated financial data as of June 30, 2007 and 2006, and for the year ended June 30, 2007, the two month period ended June 30, 2006, and years ended April 30, 2006 and 2005 have been derived from the audited consolidated financial statements of the Company included elsewhere in this Report. The selected consolidated financial data as of April 30, 2006, 2005, 2004 and 2003 and for the years ended April 30, 2004 and 2003 have been derived from the audited consolidated financial statements of the Company, which are not included in this Report.

The information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Company's audited consolidated financial statements and notes thereto and the discussion thereof included herein.

		(A)
		Two
	Year	Months
	Ended	Ended	Years Ended April 30,
	June 30,	June 30,	(A)
Income Statement Data	2007	2006	2006	2005	2004	2003
	(GBP'000, except per share data)
Net sales	13,490	3,112	16,642	15,398	18,661	1,342
Operating profit (loss)	(7,552)	(385)	(4,627)	(3,733)	(1,391)	(1,041)
Income (loss) from continuing operations	(9,037)	3,044	(6,179)	(3,973)	(1,662)	0
Income (loss) from discontinued operations	(384)	(37)	(355)	16	0	0
Net income (loss)	(9,421)	3,007	(6,534)	(3,957)	(1,662)	(1,088)
All per share amounts reflected in British Pounds Sterling
Income (loss) from continuing operations per share -- basic	(0.04)	0.02	(0.07)	(0.04)	(0.02)	(0.02)
Income (loss) from continuing operations per share -- fully diluted	(0.04)		(0.07)	(0.04)	(0.02)	(0.02)
Net income (loss) per share - basic	(0.04)	0.02	(0.07)	(0.04)	(0.02)	(0.02)
Net income (loss) per share - fully diluted	(0.04)		(0.07)	(0.04)	(0.02)	(0.02)
Income (loss) from continuing operations per ADS -- basic (B)	(36.06)	20.36	(65.58)	(44.86)	(19.83)	(23.40)
Income (loss) from continuing operations per ADS -- fully diluted (B)	(36.06)		(65.58)	(44.86)	(19.83)	(23.40)
Net income (loss) per ADS - basic (B)	(37.59)	20.11	(69.35)	(44.68)	(19.83)	(23.40)
Net income (loss) per ADS - fully diluted (B)	(37.59)		(69.35)	(44.68)	(19.83)	(23.40)

(A)
- Amounts restated and represented from previously published results. Please refer to Note 3 to the enclosed consolidated financial statements for discussion of the restatement, and Note 4 for a discussion of the representation of discontinued operations.

(B)	- Each ADS represents 1,000 Ordinary Shares.

A. SELECTED FINANCIAL DATA (continued)

	As of June 30,		As of April 30,
		(A)	(A)
Balance Sheet Data	2007	2006	2006	2005	2004	2003
	(GBP'000, except number of shares)
Cash and cash equivalents	709	1,574	1,155	1,084	4,651	437
Total assets	12,191	18,869	13,216	5,609	10,545	3,156
Total current liabilities	14,113	14,791	15,787	7,189	8,813	1,581

Long-term liabilities	57	1,345	1,085	0	0	0

Stockholders’ (deficit)/equity	(1,979)	2,733	(3,656)	(1,580)	1,732	1,575
Number of shares outstanding (B)	338,548,904	161,960,188	133,373,349	91,769,479	87,239,486	78,194,457
Dividends declared per share	0	0	0	0	0	0

(A)	- Amounts restated from previously published results. Please refer to Note 3 to the enclosed consolidated financial statements for discussion of the restatement.

(B)	- Each ADS represents 1,000 Ordinary shares.

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

(a)	The exchange rate as of February 1, 2008 was GBP1=$1.9883.

(b)	The high and low exchange rates for each month during the previous six months expressed in US dollars per pound sterling were as follows:

	HIGH	LOW
January 2008	2.01	1.93
December, 2007	2.07	1.97
November, 2007	2.12	2.04
October, 2007	2.07	2.02
September, 2007	2.05	1.99
August, 2007	2.05	1.97

A. SELECTED FINANCIAL DATA (continued)

(c)
For the five most recent fiscal years, the average rates for each period, calculated by using the average of the exchange rates on the last business day of each month during the period, were as follows:

Year Ended April 30,	Average
2003	1.57
2004	1.72
2005	1.85
2006	1.77

Period/Year Ended June 30,	Average
2006	1.86
2007	1.93

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

With the exception of the two months ended June 30, 2006 we have reported losses in each of our last five full fiscal years. Our accumulated deficit as of June 30, 2007 was GBP34,678,000. We had stockholders’ deficit of GBP1,979,000 as of June 30, 2007. During the year ended June 30, 2007, the two month period ended June 30, 2006, and the years ended April 30, 2006, 2005, and 2004, respectively, we generated (used) cash flows from our operating activities in the amount of (GBP6,744,000), GBP644,000, (GBP3,217,000), (GBP3,725,000), and GBP3,052,000, respectively. We have experienced significant cash constraints on our operations during these periods. Our cash balances as of June 30, 2007 were GBP709,000, and we had net current liabilities of GBP11,790,000. Although we are attempting to reduce overhead expenses and expand sales of our current products, we may continue to operate at a loss for the foreseeable future. If we continue to incur operating losses and cash outflows, there is no certainty that we will have the financial resources to continue in business.

These conditions have resulted in our auditors including an emphasis of matter in their audit report that states that there is substantial doubt about our ability to continue as a going concern. Our financial statements have been prepared on a going concern basis and do not include any adjustments that might result from the outcome of this uncertainty.

Our liquidity may be significantly impaired and we may go out of business if we have problems raising capital we need in the future.

As of June 30, 2007, we had a working capital deficit of GBP11,790,000. Historically, we have financed our operations and met our capital requirements primarily through funds generated from revenues, the issuance of our Ordinary Shares and ADSs, and the issuance of convertible debt. Market and other conditions largely beyond our control may affect our ability to engage in future sales of such securities, the timing of any such sales, and the amount of proceeds therefrom. Even if we are able to sell any such securities in the future, we may not be able to sell at favorable prices or on favorable terms. We may be required to issue such new securities with greater rights than those currently possessed by holders of our ADSs. We may also be required to take other actions, which may lessen the value of our Ordinary Shares and ADSs or dilute our Ordinary Shares and ADSs, including borrowing money on terms that are not favorable to us or issuing additional Ordinary Shares or ADSs. If we experience difficulties raising capital in the future, we could be unable to continue in business, and the value of our assets may be significantly reduced.

Risks Relating to Our Button Business

Button’s key businesses are relationship driven

Button’s business activities are heavily focused on client relationships, and, specifically, on the close collaboration and interaction between teams from the client and Button. This relationship requires the account team to become attuned to the client’s desires and expectations in order to provide top-quality service. Accordingly, there is a risk of customer loss and loss of market share in the event that the account team is not able to timely respond to the customers’ needs. Additionally, since customer relationships are focused through key account team members, the departure by senior sales and project management staff could lead to loss of customers.

Exhibition rotation may impact overall profitability and makes comparisons between periods difficult

The business activities of Button are largely dependent upon the frequency, timing and location of exhibitions and events as certain large exhibitions are not held annually (they may be held once every two or three years or longer), and some large exhibitions may be held at a different time of year than when they have historically been held. In addition, the same exhibition may be held in different locations in different years. Button’s results of operations can fluctuate significantly as a result of this rotation. The rotation of exhibitions requires Button to maintain a high degree of flexibility of resources (including personnel and equipment) and may result in a business generating lower margins in a given period if exhibitions shift to higher-cost cities. As a consequence of these factors, the operating results for these businesses may fluctuate significantly from year to year, making periodic comparisons difficult.

Button competes in competitive industries and increased competition could negatively impact operating result.

Button competes in highly competitive industries. Competition in the exhibition and event services and exhibit design and construction services industries is on the basis of price and service level, among other things. To the extent competitors seek to gain or retain their market presence through aggressive pricing strategies, Button may be required to lower its prices and rates, thereby adversely affecting operating results. If Button were unable to meet the challenges presented by the competitive environment, it could have a material adverse effect on our business, financial condition and results of operations.

A recession could significantly impact Button’s sales

Because Button’s product offering is marketing related and our target customer group is corporate in nature, a UK, European, or global recession could materially harm our net sales, as marketing costs, and specifically trade show expenditures, tend to be among the first items removed from marketing budgets during an economic downturn.

Risks Relating to Our e-Learning Business

We may not be able to compete successfully

The net-based e-Learning business evolves rapidly and is subject to continuous technological change. We currently compete both with smaller UK-based companies as well as larger multinational firms in the development and implementation of net-based learning products. Some of these competitors are more established, better capitalized and have a better market position than us.

In addition, these competitors may have the ability to respond more quickly to new or emerging technologies, may adapt more quickly to changes in customer requirements and may devote greater resources to the development, promotion and sale of their products and services than us. We may also have a cost disadvantage compared to competitors who have greater direct buying power from suppliers or who have lower cost structures. As a result, we may be forced to lower our prices to compete, resulting in lower profit margins.

The sales cycle for our e-Learning products, marketed toward corporate customers, is lengthy and there is no guarantee of resulting sales

Some of our customers do not have exclusive or long-term purchase obligations with us. They may source third party e-Learning content products that compete with our products. These customers could give higher priority to the use of competing products. The failure of customers to decide to purchase our products after we spend significant marketing resources and the possibility that customers may source third party competing products could harm our business. The marketing and sales cycle for our products is lengthy. The time lag from initiation of marketing efforts to final sales can be lengthy and expensive and there is no guarantee that the expenditure of significant time and resources will results in sales.

The e-Learning market is highly volatile and unpredictable

Revenues derived from the sale of our e-Learning solutions are directly or indirectly related to spending and investment plans of large corporate businesses and public sector organizations on net-based learning technologies and associated services. These large businesses and public sector organizations may be subject to significant fluctuations as a consequence of general economic conditions, industry patterns or other factors affecting such spending and investment. Expenditures for products and services such as ours are directly affected by these fluctuations. We expect that our operations will continue to depend on these factors. Fluctuations, downturns or slowdowns in these markets could have a material adverse effect on our business, financial condition and results of operations.

The markets for some of our e-Learning products are in the early stages of development.

The markets for some of our products are at relatively early stages of development and customer acceptance. Broader acceptance of our products will depend on customer and end-user reaction to those products and the price and performance of our products and our competitors' products. We believe that the development of these markets will, in part, depend on the success of our efforts to inform and demonstrate to our customers the perceived efficacy of our products. These markets may never develop further and our products may not achieve broader market acceptance, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Learning for All Business

The termination of the Home Computing Initiative by the UK Government has harmed our business.

On March 22, 2006, the UK Government announced, as part of its bi-annual treasury budget statement, the termination of the Home Computing Initiative (“HCI”) tax exemption. The termination became effective on April 6, 2006. The elimination of the HCI tax exemption by the UK Government has harmed our business. Revenues from our Learning for All business unit, which was comprised substantially of sales under the HCI scheme, for the year ended June 30, 2007 were GBP2,316,000, as compared with revenues of GBP15,224,000 in the year ended April 30, 2006. Ongoing revenues arise from deferred recognition of sales made prior to the termination of the HCI scheme. The deferred portion of revenues will expire during 2009 as our obligations expire. There are no further positive cash flows arising from sales in the Learning for All Business.

Risks Relating to Our Business in General

Our business may be harmed by acquisitions we have completed and may complete in the future.

We have acquired businesses and may pursue additional acquisitions in the future. We cannot guarantee that we will realize any anticipated benefits from acquisitions that we have recently completed or may complete in the future. In connection with the businesses we have recently acquired (including EBC and Button) and other businesses we may acquire in the future, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing business.

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

Our business would be harmed if our products and technology infringe on the intellectual property rights of others

Our products and our proposed products may infringe patents or rights of others. If a patent infringement claim is asserted against us, whether or not we are successful in defending such claim, the defense of such claim may be very costly. While we are unable to predict what costs would be incurred if we were obliged to devote substantial financial or management resources to patent litigation, our ability to fund our operations and to pursue our business goals may be substantially impaired.

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

Our business could be harmed if our products contain undetected errors or defects or do not meet customer specifications

We are continuously developing new products and improving our existing products. Newly introduced products can contain undetected errors or defects. In addition, these products may not meet customer performance specifications under all conditions for all applications. If, despite our internal testing and testing by our customers, any of our products contain errors or defects or any of our products fail to meet customer specifications, then we may be required to enhance or improve those products or technologies. We may not be able to do so on a timely basis, if at all, and may only be able to do so at considerable expense. In addition, any significant reliability problems could result in adverse customer reaction, negative publicity or legal claims and could harm our business and prospects.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses or our ability to attract and retain qualified board members and executive officers

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new United States Securities and Exchange Commission (“SEC”) regulations and Nasdaq-CM rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. We expect these efforts to require the continued commitment of significant resources. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

Our success depends partially upon our ability to adapt to rapid changes in products, technology and customer requirements

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

The market price of our ADSs has been and may continue to be volatile

The market price of our ADSs has been and may continue to be highly volatile. Consequently, the current market price of our ADSs may not be indicative of value. We believe that a variety of factors could cause the price of our ADSs to fluctuate including:

•	announcements and rumors of developments related to our business, or the industry in which we compete;

•	quarterly fluctuations in our actual or anticipated operating results;

•	general conditions in the trade show and e-Learning markets;

•	new products or product enhancements by us or our competitors;

•	announcements of technological innovations;

•	developments in our relationships with our customers and suppliers; and

•	general conditions in the worldwide economy.

Our ADSs may be affected by volume fluctuations and may fluctuate significantly in price.

Our ADSs are currently traded on the Nasdaq-CM. The average daily trading volume of our ADSs for the thirty trading days ending February 1, 2008 was 14,933 ADSs per day. Between January 1, 2006 and February 1, 2008, our ADSs have closed as high as $360.00 and as low as $1.25 per share, on an adjusted basis reflecting our 1 to 1,000 ADS to Ordinary Shares ratio change that became effective on December 3, 2007. Our ADSs have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ADSs without regard to our operating performance.

Our ADSs may become delisted from trading on the Nasdaq-CM and would therefore be subject to penny stock regulation.

On January 16, 2008, the Company received a notice of non-compliance from the staff of the Listing Qualifications Department of The Nasdaq Stock Market. The notice indicated that based upon the Company's failure to timely file the Annual Report on Form 20-F for the fiscal year ended June 30, 2007 with the SEC, as required by Nasdaq Marketplace Rule 4320(e)(12), the Company's common stock is subject to delisting from The Nasdaq Capital Market unless the Company requests a hearing before a Nasdaq Listing Qualifications Panel. The Company has a hearing scheduled for February 21, 2008.

As a result of our potential delisting from the Nasdaq-CM, our ADSs could become subject to the "penny stock" rules of the SEC. A "penny stock" is generally an equity security with a market price of less than $5.00 per share which is not quoted through (i) the Nasdaq system; (ii) a national securities exchange in the US; or (iii) a national securities exchange in the US that has been continuously registered since April 20, 1992 and that has maintained initial and continued listing standards that are substantially similar to or stricter than the listing standards that were in place at that exchange on January 8, 2004. Due to the risks involved in an investment in penny stocks, US securities laws and regulations impose certain requirements and limitations on broker/dealers who recommend penny stocks to persons other than their established customers and accredited investors, including making a special written suitability determination for the purchaser, providing purchasers with a disclosure schedule explaining the penny stock market and its risks and obtaining the purchaser's written agreement to the transaction prior to the sale. These requirements may limit the ability of broker/dealers to sell penny stocks. Also, because of these requirements and limitations, many broker/dealers may be unwilling to sell penny stocks at all. In the event we become subject to the SEC's rules relating to penny stock, the trading market for the ADSs may be materially adversely affected.

Risks Relating to the Financing Arrangements with Cornell

Cornell could hold up to an aggregate of 78.15% of our Ordinary Shares, which could allow Cornell to control or influence shareholder vote.

Cornell currently holds debentures that are convertible into our Ordinary Shares at various discounts to market price at the time of conversion. Each convertible instrument contains a provision such that the holder is limited to 4.9% ownership of our outstanding Ordinary Shares. However, the holder has the right to waive such limitation upon 65 days written notice. As a result, in the event of default Cornell, could own the following number and percentage of our Ordinary Shares upon conversion of all outstanding convertible instruments:

Pro forma Ordinary Shares issued upon conversion of: (1)
April 2006 Loan	689,120,769
August 2006 Loan	174,418,605
June 2007 Loan	403,508,772
Warrants - Cornell $2.5m loan (December 2005)	250,000
Warrants - April 2006 loan	4,750,000
Warrants	17,086,800
Pro forma shares issuable	1,289,134,946

Ordinary shares outstanding at June 30, 2007	338,548,904
Pro forma Ordinary shares outstanding at June 30, 2007 (3)	1,627,683,850

Pro forma percentage owned by Cornell (2)	78.15%

(1)
Represents number of shares that would be issued to Cornell upon conversion of outstanding convertible notes and warrants, using the conversion price that would have been applicable on June 30, 2007. Future changes in the share price will affect the conversion price. Each of the convertible instruments held by Cornell is convertible at a discount to the trading market price of the Company’s ADSs, and as a result Cornell’s pro forma ownership fluctuates with the market price of the Company’s ADSs. Ownership as of June 30, 2007 is shown for illustrative purposes only.

(2)	Cornell is limited to 4.9% ownership, except that they may waive this right upon 65 days’ written notice under the terms of the various financing arrangements.

(3)	Table does not include Ordinary Shares that may be issued pursuant to the additional financing by Cornell which took place in January 2008.

As of June 30, 2007, the Company was technically in default of its convertible loans with Cornell, TAIB, and Certain Wealth dated April 19, 2006 with a face value of $7,500,000, and August 3, 2006 with a face value of $1,500,000, due to the Company’s failure to register shares underlying the convertible loans by the prescribed due date, and subsequently due to failure to file its Form 20-F for the year ended June 30, 2007. The Company is also in default of the loan dated June 1, 2007 in the amount of $4,600,000, which stipulates default on any prior loans as a condition of default. As a result, Cornell has the right to call the full face value of each note. However, the Company expects to receive a waiver of default shortly after filing of this Form 20-F. The Company has recorded the carrying value of these notes as current liabilities as of June 30, 2007.

If all or most of these Ordinary Shares are issued to, and held by, Cornell, they would be able to control or influence the disposition of any matter submitted to a vote of shareholders. This concentration of ownership may also have the effect of delaying or preventing a change of control of us. In addition, if Cornell chooses to sell a substantial number of our ADSs in the public market at or about the same time, such sales could cause the market price of our ADSs to decline. In addition, the sale of these ADSs could impair our ability to raise capital through the sale of additional Ordinary Shares or ADSs.

Cornell’s interests may conflict with the interest of our shareholders

Cornell owns, controls and has interest in a wide array of companies, some of which may compete directly or indirectly with us. As a result, Cornell’s interests may not always be consistent with our interests or the interests of our shareholders. There are no specific agreements or arrangements in place between us and Cornell to address potential or actual conflicts that may arise. To the extent that conflicts of interest may arise between us and Cornell, those conflicts may be resolved in a manner adverse to us or to you or other holders of our securities.

The Secured Convertible Notes provide for various events of default that would entitle the holders to require us to immediately repay the outstanding principal amounts, plus accrued and unpaid interest, in cash. If an event of default occurs, we may be unable to immediately repay the amounts owed, and any repayment may leave us with little or no working capital in our business, resulting in our being unable to continue in business and reductions in value of our assets

The Company is party to secured convertible debentures issued to Cornell, Certain Wealth, and TAIB, pursuant to which the Company secured convertible debentures’ repayment with substantially all of its assets. In the event the Company is unable to repay the secured convertible debentures, it could lose all of its assets and be forced to cease its operations. If the Company is found to be in default under the debentures, the full principal amount of the debentures, together with interest and other amounts owing, may become immediately due and payable.

We will be considered in default of the convertible instruments held by Cornell, Certain Wealth and TAIB if certain events occur. If an event of default occurs, Cornell, Certain Wealth or TAIB may elect to require us to pay all of the outstanding principal amount of each convertible instrument, plus all other accrued and unpaid amounts under each convertible instrument. Some of the events of default include matters over which we may have some, little or no control. If a default occurs and we cannot pay the amounts payable under the convertible instruments in cash (including any interest on such amounts and any applicable late fees under the convertible instruments), Cornell, Certain Wealth or TAIB may protect and enforce their rights or remedies either by suit in equity or by action at law, or both, whether for the specific performance of any covenant, agreement or other provision contained in the convertible instruments, in the related securities purchase agreement or in any document or instrument delivered in connection with or pursuant to the convertible instruments. This would have an adverse effect on our continuing operations.

As of June 30, 2007, the Company was technically in default of its convertible loans with Cornell dated April 19, 2006 with a face value of $7,500,000, and August 3, 2006 with a face value of $1,500,000, due to the Company’s failure to timely file its Form 20-F for the year ended June 30, 2007. The Company was also in default of the loan dated June 1, 2007 in the amount of $4,600,000, which stipulates default on any prior loans as a condition of default. As a result, Cornell has the right to call the full face value of each note. However, the Company expects to receive a waiver of default shortly after filing of this Form 20-F. The Company has recorded the carrying value of these notes as current liabilities as of June 30, 2007.

We will issue additional Ordinary Shares or ADSs upon conversion of outstanding convertible securities, which will be dilutive to our stockholders

The market price of our ADSs could decline as a result of sales of a large number of shares of our ADSs in the market or the perception that these sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. The issuance of any additional Ordinary Shares or ADSs, whether upon the exercise of derivative securities, including options, warrants or debentures, in connection with a financing or otherwise, including additional Ordinary Shares issuable as a consequence of any anti-dilution provisions set forth in the instruments evidencing such derivative securities, would reduce the proportionate ownership and voting power of then-existing shareholders.

Risks Relating to Operations in the United Kingdom

Fluctuations in the exchange rates of European currencies and the other foreign currencies in which we conduct business, in relation to the U.S. dollar, have harmed and could continue to harm our business and prospects

A majority of our revenues to date have been received in pounds sterling and we maintain our financial statements in pounds sterling. However, revenues and proceeds of funding activities are sometimes received in US dollars, euros and other European currencies, which are translated into pounds sterling as our functional currency. Fluctuations in the value of the pound sterling against the US dollar, Euro and other European currencies have caused, and are likely to cause, amounts translated into pounds sterling to fluctuate in comparison with previous periods. We currently do not engage in any hedging transactions that might have the effect of minimizing the consequences of currency exchange fluctuations. Fluctuations in exchange rates may adversely affect the reported results of our operations.

English courts may not enforce judgments rendered outside England

We are incorporated under English law. The rights of holders of the ADSs are largely governed by English law, including the Companies Act 1985, and by our Memorandum and Articles of Association. These rights differ in certain respects from the rights of shareholders in typical US corporations. Although certain provisions of English law resemble various provisions of the corporation laws of the United States and other European countries, principles of law relating to such matters as the fiduciary duties of management and the rights of our shareholders may differ from those that would apply if we were incorporated in another country. Also, English employment law imposes substantial severance obligations on companies. Additionally, substantially all of our assets are located in the United Kingdom and France. As a result, it may not be possible to enforce against us any judgments of United States courts predicated upon civil liability provisions of the securities or other laws of the United States.

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

Our American Depositary Shares, also known as ADSs, have traded since May 29, 1993, on the Nasdaq-CM under the symbol FMDA. Each ADS represents the right to receive 1,000 of our Ordinary Shares. Ordinary Shares refer to our Ordinary Shares of 0.01 pence each. ADSs are evidenced by American Depositary Receipts, also known as ADRs. ADSs evidenced by ADRs are issued by the Bank of New York as Depositary, also known as the Depositary of our ADR facility, in accordance with the terms of a deposit agreement between us and the Depositary.

What We Do

Since our inception, we have striven to ensure our product offerings meet market requirements. Recognizing the potential impact on the learning market of the developments being made in Intranet and Internet environments, we started the development of our first proprietary Learning Management System, also known as LMS, called SolstraTM in 1997 together with BT Group PLC, also known as BT. We launched the first version of the product to the market in February 1998. In March 2000, we launched easycando, which was our first Internet learning portal. Today, we offer the following products and services:

•
Button - a leading design, exhibition and events agency, combining two- and three-dimensional designs to provide creative solutions in the production and management of branded environments and content.

•	Consultancy Services - providing a wide range of technical and practical services to help our clients establish their training needs and solutions;

•	Customer Designed Content Products - specifically designed content to meet our customer’s individual e-learning needs;

•
Learning Management Systems - including multiple elements such as: a license for ActivnaTM, hosting services, set up charges, integration and support services and content, which together enable the delivery of previously identified learning content to individual needs; and

•	Blended Learning Solutions - combining elements of e-Learning, together with physical classroom or workbook based training.

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

We continue to outsource a portion of our production activity and consequently the equipment we now use comprises network hardware, desktop personal computers, laptops and servers required to support our ongoing business. Where appropriate we own our capital equipment, and endeavor to maintain a program of upgrading to ensure the cost-effective provision of desktop and laptop tools to our employees. All equipment acquired for this purpose is industry-standard. For servers to support the Internet portal business, we constantly review the buy/lease options available and have in the past used both options when appropriate. This equipment is located in secure co-location sites.

Material Developments Since Last Fiscal Year End

On May 4, 2006, we announced a private placement of ADSs for subscriptions totalling $4,315,000 (GBP2,344,000). We used the proceeds of this placement to finance the acquisition of Button, which we completed on May 26, 2006, and for additional working capital. The purchase price for the Button acquisition was GBP5,571,000, consisting of a combination of cash of GBP800,000, payment immediately following the acquisition of a note payable to the principal shareholders of Button in the amount of GBP1,500,000, Ordinary Shares valued at GBP3,000,000 issued at the share closing price on May 25, 2006, and acquisition related costs of GBP271,000. Button is an integrated design and brand communications agency providing strategic marketing solutions to blue chip European and US companies. Headquartered in London, Button was established in 1972 and has offices in Los Angeles and Cannes. The company offers consumer marketing, business-to-business marketing, internal communications, exhibition design, corporate events and marketing services. Button brings a strong client group across many industries with particular strength in the media, telecommunications and financial services sectors. Major clients include NBC Universal, CBS Paramount and Hitachi. Button is a technical services provider for the Mobile World Congress in Barcelona where it also designs and builds exhibition environments for clients. The company has a strong presence at the Cannes markets and festivals, including the MIP television markets, the Cannes Film Festival, the Lions Advertising Festival and the MIPIM international real estate marketplace.

On August 3, 2006, we entered into a secured convertible note (the “August 2006 Loan”) with Cornell with a face value of $1,500,000 (GBP799,000) that may be converted from time to time at Cornell’s option (subject to certain restrictions and limitations on the amount of shares converted) and must be entirely converted by maturity. The conversion rate is the lesser of $0.30 ($300.00 on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007), or 80% of the average of the three lowest volume weighted average prices during the 30 trading days immediately preceding the time of conversion. The conversion is limited such that the holder cannot exceed 4.9% ownership, unless the holders waive their right to such limitation with 65 days’ written notice. The Company can limit Cornell to conversion of 1/12th of face value per month, but must allow conversion of a minimum of 25% of the face value by August 3, 2007, and an additional 25% of the face value by August 3, 2008, if Cornell chooses to convert. No conversions were made through December 31, 2007 with respect to this loan. The loan has a term of three years and bears interest initially at an annual rate of 10% (reducing to 8% in year two and 7% in year three). The Company can redeem the instrument at a 20% premium if the bid price of the Company’s ADSs is less than $0.30 ($300.00 on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) at the time of redemption. Cornell received a commitment fee of $150,000 (GBP80,000), resulting in net proceeds to the Company of $1,350,000 (GBP719,000). In connection with the August 2006 Loan, Futuremedia issued to Cornell 165,000 Ordinary Shares at nominal value. No conversions or repayments have been made with respect to the August 2006 Loan.

On August 7, 2006 we announced that we changed our fiscal year end to June 30 from April 30, effective immediately. This change brings our group of companies under the same reporting calendar and better corresponds to our business cycle. Previously, Button and EBC were on a June 30 and December 31 fiscal year end, respectively.

On September 19, 2006 we announced that we unconditionally reduced the $0.61 ($610.00 on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) per share exercise price of our 6,175,104 warrants issued to M.A.G. Capital, LLC through its designated funds including the Monarch Pointe Fund, Ltd., Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP, (collectively, “MAG”) , in connection with our July 21, 2005 financing with MAG. The exercise price of the warrants were unconditionally reduced to $0.11 ($110.00 on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) beginning on September 19, 2006. We would receive net proceeds of approximately $679,261 (GBP357,000) if all of the warrants were exercised. The repricing resulted in an increase in the fair value of the warrants of approximately GBP110,000.

On September 22, 2006, we announced that we unconditionally reduced (i) the $0.70 ($700.00 on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) per share exercise price of the 250,000 ADS warrant issued to Cornell in connection with our December 19, 2005 $2,500,000 (GBP1,410,000) financing with Cornell; (ii) the $0.20 ($200.00 on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) per share exercise price of the 4,000,000 ADSs warrant issued to Cornell in connection with the August 2006 Loan; and (iii) the $0.70 ($700.00 on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) per share exercise price of its 750,000 ADSs warrant issued to Cornell in connection with the April 19, 2006 financing with Cornell. The exercise price of the warrants was unconditionally reduced to $0.095 ($95.00 on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) beginning on September 22, 2006. We would receive net proceeds of approximately $475,000 (GBP251,000) assuming all of the warrants were exercised. The repricing resulted in an increase in the fair value of the warrants of approximately GBP4,000.

On September 28, 2006, we entered into a secured convertible note (the “September 2006 Loan”) with Cornell with a face value of $550,000 (GBP289,000) that may be converted from time to time at Cornell’s option (subject to certain restrictions and limitations on the amount of shares converted) and must be entirely converted by maturity. The conversion rate is the lesser of $0.12 ($120.00 on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) per share, or 80% of the average of the three lowest volume weighted average prices during the 30 trading days immediately preceding the time of conversion. The conversion is limited such that Cornell cannot exceed 4.9% ownership, unless they waive their right to such limitation with 65 days’ written notice. The loan has a term of three years and bears interest initially at an annual rate of 10% per annum. The Company can redeem the instrument at a 20% premium if the closing bid price of the Company’s ADSs is less than $0.12 at the time of redemption. Cornell received a commitment fee of $55,000 (GBP29,000), resulting in net proceeds to the Company of $495,000 (GBP260,000). The September 2006 Loan was repaid in full during October 2006. No conversions were made pursuant to the September 2006 Loan.

On October 25, 2006 we announced that we concluded an offshore equity private placement of up to $5,000,000 (GBP2,671,000) with a corporate investor. The private placement was conducted in accordance with Rule 903 of Regulation S, promulgated under the United States Securities Act of 1933, as amended. The investment comprises an initial payment to us of $3,000,000 (GBP1,602,000) in exchange for 20,000,000 Ordinary Shares at a price of $0.15 per share and warrants giving the investor the right to purchase a further 80,000,000 Ordinary Shares at $0.025 (80,000 shares at $25.00 on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) per share which upon exercise would result in additional cash proceeds to the Company of $2,000,000 (GBP1,068,000). The warrants are exercisable for one year. The use of the proceeds will be to fund legacy HCI obligations following the UK Government’s decision to terminate the program in April 2006, remaining expenses connected to the acquisitions of EBC and Button, and to pay down a portion of the convertible debt owed to Cornell. Pursuant to our agreements with Cornell, Cornell consented to our issuance of all the ADSs and the warrants issued pursuant to the private placement.

On November 8, 2006 we announced that we concluded a separate and unrelated offshore equity private placement of $800,000 (GBP420,000) with Le Shark Limited to provide funding for our continued operations. The private placement was conducted in accordance with Rule 903 of Regulation S, promulgated under the United States Securities Act of 1933, as amended. The investment comprises a payment to us of $800,000 (GBP420,000) in exchange for 16,000,000 ADSs at a price of $0.05 per share.

On January 3, 2007, we announced the ratio of our ADS to Ordinary Shares had been changed to 1:50 from 1:1. The Bank of New York, our depositary, contacted registered ADS holders with regards to this change. The record date is December 29, 2006. Shareholders received 1 ADS for each 50 ADSs held. The Bank of New York sold a portion of the new ADSs to establish a “cash in lieu” rate for fractional ADSs, and ADS holders whose holdings were not exactly divisible by 50 received cash in lieu of fractional amounts, at the rate established by The Bank of New York. Total number of ADSs outstanding after the ratio change was 4,690,176. As a result of this ratio amendment, the ADS price automatically increased proportionally. However, there is no assurance that the post-amendment ADS price will be at least equal to or greater than the pre-amendment ADS price multiplied by the ratio change. The ratio reset was in response to a letter received by the Company in July 2006 from the Nasdaq Stock Market indicating that we were not in compliance with Marketplace Rule 4320(e)(2)(E)(i) which requires a minimum bid price of $1.00 per ADS. All references to Ordinary Shares and ADSs in these accounts are included on a “post-amendment” basis, using the current ADS ratio of 1:1,000.

On April 12, 2007, we completed the sale of our Swedish operations, being the holding company, Futuremedia Sverige AB and its subsidiary, Open Training Sweden AB (collectively, “Open Training”), to Edvantage Group AS. The sale price of GBP519,000 comprised an initial payment of GBP109,000 and a loan note in the amount of GBP410,000 payable in equal annual instalments on the anniversary of the transaction for a period of four years. Under the terms of the sale, the Company retained the full rights of ownership and all intellectual property rights for Learngate™, the Learning Management System developed by Open Training on behalf of the Company; Edvantage Group AS was also granted a perpetual license to use the intellectual property rights for Learngate™.

On May 30, 2007, the Company appointed George O’Leary as its Chief Executive Officer and as a member of the board of directors. Mr. O’Leary is currently the President of SKS Consulting of South Florida Corp. (“SKS”) and is working with the Company under a consulting agreement. Mr. O’Leary is also acting as the Company’s Principal Accounting Officer. Prior to assuming his duties with the Company, he was and still is a consultant to NeoGenomics (OTCBB:NGNM) and was acting Chief Operating Officer from October 2004 to April 2005 where he helped the turn-around of that organization. He is currently a member of the board of directors of NeoGenomics. Prior to becoming an officer of NeoGenomics, Mr. O’Leary was the President and CFO of Jet Partners, LLC from 2002 to 2004. During that time annual revenues grew from $12 million to $17.5 million. From 1996 to 2000, Mr. O’Leary was CEO and President of Communication Resources Incorporated (CRI), where annual revenues grew from $5 million to $40 million during his tenure. Prior to CRI, Mr. O’Leary was Vice President of Operations of Cablevision Industries, where he ran $125 million of business for this major cable operator until it was sold to Time Warner.

On May 31, 2007, we concluded an equity private placement with a corporate investor which comprised an initial payment of $500,000 (GBP253,000) in exchange for 446,428 ADSs at a price of $1.12 per ADS, and warrants giving the investor the right to purchase a further 3,000,000 ADSs at a price of $1.12 per ADS (3,000 ADSs at $1,120.00 on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007). The warrants are exercisable for one year from May 2, 2007. The warrant price was subsequently reduced to $0.24 ($240.00 on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) on October 8, 2007. No exercises had been made under the warrant to date.

On June 1, 2007, we concluded a $4,600,000 (GBP2,327,000) financing with Cornell in the form of secured convertible debentures (the “June 2007 Loan”). The June 2007 Loan is convertible (subject to certain terms and conditions) into ADSs of Futuremedia and may be converted from time to time at Cornell’s option (subject to certain restrictions and limitations on the amount of shares converted). The conversion rate is based on the lesser of $1.25 ($25.00 on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) or 80% of the lowest volume weighted average price during the 30 trading days immediately preceding the time of conversion. The June 2007 Loan, secured by the assets of Futuremedia, has a term of three years and bears interest at an annual rate of the greater of 12% or the Wall Street Journal Prime Rate plus 2%. The Company can redeem the instrument at a 20% premium if the bid price of the Company’s ADSs is less than $1.25 ($25.00 on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) at the time of redemption. Cornell received a commitment fee of $490,000 (GBP248,000), resulting in net proceeds to the Company of $4,110,000 (GBP2,079,000), of which $1,128,000 (GBP571,000) was used to repay obligations to Cornell arising under previous financing transactions. In connection with the offering of the June 2007 Loan, the Company entered into a securities purchase agreement with Cornell, pursuant to which the Company is required to comply with certain ongoing covenants. These covenants include, but are not limited to: (1) as long as the June 2007 Loan is outstanding, Mr. George O'Leary, Ms. Margot Lebenberg and Mr. Brendan McNutt must be appointed and remain directors of the Company for a period of 18 months; (2) within 30 calendar days, the Company must terminate a minimum of 25 employees whose total annualized remuneration is not less than GBP1,133,000, and accordingly reduce overhead by such amount; (3) within 60 calendar days, the Company must achieve minimum revenue of GBP1,769,458 and EBITDA of (GBP367,419); and (4) within 90 calendar days, the Company must achieve minimum revenue of GBP2,957,678 and EBITDA of (GBP536,196). The Company achieved the targets.

On June 21, 2007 we announced that we received a letter from the Nasdaq Stock Market indicating that we had regained compliance with Marketplace Rule 4350 which requires a company’s audit committee to be composed of at least three independent directors.

Due to the decline in the market price of our ADRs, the Company was being required to issue shares for a consideration of less than their current nominal value of one and one-ninth pence each; which is prohibited by English company law.  As a result, on July 28, 2007 Futuremedia sub-divided each existing Ordinary Share of one and one-ninth pence into one new Ordinary Share of 0.010 pence and one deferred share of approximately 1.101 pence. The new Ordinary Shares of 0.010 pence have all the rights and are subject to all the restrictions of the existing Ordinary Shares of one and one ninth pence, and the sub-division should not affect the value of such shares. ADR holders retain the same number of Ordinary Shares and ADRs as held currently, representing the same percentage of the Company's issued share capital as were held prior to the sub-division. The deferred shares have no rights as to voting, dividend entitlement and only very limited rights on return of capital. The deferred shares will not be admitted to trading on any stock exchange. In addition, the deferred shares have no right to receive notice of, or attend or vote at, any general or class meeting (other than a class meeting of the deferred shareholders). No share certificates will be issued in respect of the deferred shares (which the Company is taking authority to buy back for a nominal amount or cancel for no consideration).

On August 23, 2007, we entered into a private placement with Cornell to provide financing of up to $6,050,000 (GBP3,047,000) in convertible secured debentures, together with warrants to purchase up to 1,500,000 shares of common stock at an exercise price of $0.77 ($15.40 on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) per share. The first tranche of $3,200,000 (GBP1,521,000) was funded at closing. The balance is to be funded in six additional increments through June 15, 2008 in the form of additional secured convertible debentures, subject to the Company meeting certain performance conditions. The secured convertible debentures have a variable interest rate not less than 12% and are secured by all of the assets of Futuremedia pursuant to a debenture dated June 1, 2007. The conversion price of the secured convertible debentures is equal to the lesser of (1) $1.25 per ADS ($25.00 on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) or (b) an amount equal to 80% of the lowest volume weighted average price of the ADSs, as quoted by Bloomberg, LP, during the thirty (30) trading days immediately preceding the conversion date. During November 2007, Cornell accelerated the final three installments and funded a total of $1,435,000 (GBP705,000) that had been scheduled to be funded through June 2008.

On October 15, 2007, the board of directors of the Company, at the recommendation of the audit committee, made a determination to replace its prior auditors, BDO Stoy Hayward LLP. BDO Stoy Hayward LLP submitted its notice of resignation to the Company on October 15, 2007 and the Company accepted it on the same date. After conducting a search, the determination was made to retain Deloitte & Touche LLP as Futuremedia's independent auditor. As a result, Deloitte & Touche LLP became the Company’s the sole independent auditor, effective as of October 25, 2007.

On November 8, 2007, the Company announced that it has retained its International Organization for Standardization 9001:2000 (ISO) Quality Management System certification from the SGS Group for the third consecutive year. The ISO standard is intended for use in any organizations that develop, manufacture, install, service any product or provide any form of service. ISO 9001:2000 is based on eight management principles; Customer Focus, Leadership, Involvement of People, Process Approach, System Approach, Continual Improvement, Fact-based Decision Making and Mutually beneficial Supplier Relationships.

Effective December 3, 2007, the ratio of our ADSs to Ordinary Shares was changed to 1:1,000 from 1:50. The Bank of New York, our depositary, contacted registered ADS holders with regards to this change. Shareholders received 1 ADS for each 1,000 ADSs held. The Bank of New York sold a portion of the new ADSs to establish a “cash in lieu” rate for fractional ADSs, and ADS holders whose holdings were not exactly divisible by 1,000 received cash in lieu of fractional amounts, at the rate established by The Bank of New York. Total number of ADSs outstanding after the ratio change was approximately 587,400. As a result of this ratio amendment, the ADS price automatically increased proportionally. However, there is no assurance that the post-amendment ADS price will be at least equal to or greater than the pre-amendment ADS price multiplied by the ratio change. The ratio reset is expected to bring the Company in compliance with Marketplace Rule 4320(e)(2)(E)(i) which requires a minimum bid price of $1.00 per ADS.

On December 20, 2007, the Company announced the appointment of Sabine Steinbrecher to Director and George O'Leary, CEO and Director, to Chairman of the Board of Directors, and the resignation of Jan Vandamme from his position as Director and Chairman of the Board.

On January 9, 2008, we completed a financing arrangement whereby we (1) entered into a convertible debenture with Cornell with a face value of $2,000,000 (GBP1,013,000) (the “January 2008 Loan”), and (2) completed a private placement of 100,000 Ordinary Shares for an aggregate purchase price of $100,000 (GBP51,000) with NACME. The January 2008 Loan is convertible into ADSs (each representing 1,000 Ordinary Shares) at a rate equal to the lesser of $1.00, or 80% of the average of the three lowest volume weighted average prices during the 30 trading days immediately preceding the time of conversion. The conversion is limited such that Cornell cannot exceed 4.99% ownership, unless they waive their right to such limitation with 65 days’ written notice. The loan has a term of three years and bears interest at an annual rate equal to the greater of twelve percent (12%) or The Wall Street Journal Prime Rate, as quoted by the print edition of the United States version of The Wall Street Journal, plus two percent (2.00%). The January 2008 Loan is secured by all of the Company’s assets. The Company can redeem the instrument at a 15% premium if the closing bid price of the Company’s ADSs is less than $1.00 at the time of redemption. In connection with the private placement with NACME, the Company issued NACME a warrant to purchase 5,000,000 ADSs at an exercise price of $2.00 per ADS. The Company paid fees of $129,000 (GBP66,000) to Cornell and NACME, resulting in net funding of $1,971,000 (GBP999,000).

On January 16, 2008, the Company received a notice of non-compliance from the staff of the Listing Qualifications Department of The Nasdaq Stock Market. The notice indicated that based upon the Company's failure to timely file the Annual Report on Form 20-F for the fiscal year ended June 30, 2007 with the SEC, as required by Nasdaq Marketplace Rule 4320(e)(12), the Company's common stock is subject to delisting from The Nasdaq Capital Market unless the Company requests a hearing before a Nasdaq Listing Qualifications Panel. The Company has a hearing scheduled for February 21, 2008.

B. BUSINESS OVERVIEW

The Design, Exhibition and Events Industry

Within the Design, Exhibition and Events Industry, the Company provides services to corporate clients by taking responsibility for designing, installing and managing exhibitions, events and conferences for those clients worldwide. The successful market players take responsibility for concept, design, construction, logistics, project management and liaison with all local venue organizers, including technical and health and safety departments. In addition, key market players provide further “value add” services, advising clients on their strategies and implementation for brand design, marketing, and internal and external communications more generally.

On May 26, 2006 the Company announced that it had completed the acquisition of Button, which has over 32 years of experience of working in the Design, Exhibition and Events Industry. Button’s 3-D design team has extensive experience of designing and managing stands at some of the world’s largest exhibitions, including Mobile World Congress, Marché International des Professionnels (MIPIM, MIPTV, MAPIC and MIPCOM), ITU Telecom World, and Centrum Buero Information Telekommunikation (CEBIT). In addition, Button is an integrated global design agency committed to building dynamic and cost-effective brand relationships between its clients and their customers. Button works closely on the strategy and positioning of a customer and its brand identity, providing a range of services from initial naming development to the creation of a new brand, service or product.

Button combines very strong design skills with extensive strategic planning and implementation. Over the past few years Button has worked with many leading organizations on their brand strategy, expression and experience requirements. The team has extensive experience of successfully designing and delivering exhibitions, exhibition stands, interiors, corporate events, internal communications (conferences, collateral, and websites), business-to-business marketing, business-to-customer marketing, public events and experimental marketing. Button’s account managers seamlessly manage venue liaison, contractor liaison and monitor catering, health & safety requirements, local legislation and event coordination.  They are available on-site throughout the exhibitions, conferences, events and seminars that they coordinate.

The Interactive Learning and Communications Industry

e-Learning is the industry term for Internet- and Intranet- or web-enabled and technology developed and distributed education and training. The key components of e-Learning are content, technology and services. e-Learning content ranges from basic Hyper Text Markup Language ("HTML") pages and documents to fully interactive events and simulations. It includes customer specific content development and off the shelf courseware. There is currently a major drive to web-enable existing content from various formats such as Instructor led classes, paper based materials, CD ROM's, and existing intellectual assets.

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

The Internet and Intranet allow many forms of communication and e-Learning facilitates multiple forms of collaboration between peers, instructors, mentors and experts. Collaboration can be self-paced using threaded discussion capabilities and email, or they can be real-time using the live web-based delivery of events and collaborative learning provided by leading suppliers of such technology. e-Learning services are available to support and improve the effectiveness of e-Learning. Consulting services are used to understand learning requirements, to prepare e-Learning solutions and strategies and to ensure successful implementation. Content development services are available to convert legacy content for optimal delivery over the Internet or Intranet. Hosting services are provided to reduce the technological hurdles to e-Learning. Service providers can host technology and content on an Applications Service Provider (ASP) model, removing any hardware or software requirements for the clients’ organization.

The Company has expanded its products and service range to offer a complete e-Learning solution including consulting, e-Learning customer specific content production, distribution of standard off-the-shelf e-Learning content courses from leading third party content providers, software integration services, and hosting and management of e-Learning systems. The main objective behind this expansion has been to allow the Company to provide customers with a complete solution to selected business issues, and consequently to increase the total amount of revenue and profit derived from each customer. As the adoption of e-Learning has grown apace among both public and private sector organizations, new areas of client need have emerged, creating new opportunities for Futuremedia to advance this aim.

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

An example of the challenges e-Learning presents to training departments is that the cost structure of an e-learning program is completely different from that of a face-to-face training program. With e-Learning, costs are generally front-loaded, requiring large allocations of annual budget and therefore careful preparation of business cases. With face-to-face programs the major area of cost is in delivery, and there is traditionally less scrutiny of results and return on investment.

Due to this and other important factors, customers expose themselves to risk when they venture into the field of online learning through their relative lack of appropriate skills and knowledge.

The opportunity, which Futuremedia is now seizing, is to forge strategic partnerships with customers that allow them to mitigate these risks. The Company has positioned itself to deliver complete business solutions, rather than an inventory of discrete components from which the customer must construct its own learning program. Such relationships best enable Futuremedia to leverage its wide range of products, services and capabilities in ensuring repeat business and driving down the cost of gaining sales, and to throw up barriers to competition.

Not only can the Company maximize cross-selling and upselling opportunities within client accounts by following this route, but also differentiate itself more effectively in the market, protecting itself against the potential threat of commoditization in the content market.

In October 2003, Futuremedia established the Learning For All™ business unit, which was focused on helping organizations derive the maximum strategic value from the UK’s HCI and other similar schemes in continental Europe. HCI was a government scheme that gave tax breaks to employers who provided personal computers for their employees at low cost. On March 22, 2006, the UK Government announced, as part of its bi-annual treasury budget statement, the termination of the tax benefits associated with HCI. The termination became effective on April 6, 2006. Those employers and employees who signed up for the HCI benefit prior to April 6, 2006 remain eligible to receive this benefit for its three year term. We continue to provide certain services to HCI clients and their employees and recognize the revenue associated with those services and which was previously deferred at each balance sheet date. However new-business related HCI revenues have been immaterial since the termination became effective. We do not expect additional significant revenue in the future due to the program’s termination.

New Products and Technological Changes

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

License Agreements

In addition to the Company’s own products, the Company markets, as a distributor, a number of products under license from several suppliers and under varying terms of exclusivity and tenure.

Revenue Streams

During the year ended June 30, 2007, the Company derived approximately 68% of its gross revenues from sales generated through its Button business, 17% from its Learning for All business, and 15% from its e-Learning business. During the two months ended June 30, 2006, the Company derived approximately 41%, 43%, and 16% of its gross revenues from its Button, Learning for All, and e-Learning businesses, respectively. During the year ended April 30, 2006, the Company derived approximately 91% of its revenue from Learning for All, and 9% from E-Learning. No revenue was generated from Button during these periods, as it was acquired in May 2006. These sales mix changes resulted primarily from the acquisition of Button in May 2006 and the discontinuation of the HCI scheme in April 2006.

Revenues from the Company’s continuing operations analyzed by geographic region were as follows:

			(A)
			Two
	Year		Months
	Ended		Ended
	June 30,		June 30,		Years Ended April 30,
	2007		2006		2006		2005
	GBP'000%		GBP'000%		GBP'000%		GBP'000%
United Kingdom	9,133	67.7	2,062	66.3	16,642	100.0	15,398	100.0
Rest of Europe	1,788	13.3	934	30.0	0	0.0	0	0.0
North America	2,569	19.0	116	3.7	0	0.0	0	0.0
Totals	13,490	100.0	3,112	100.0	16,642	100.0	15,398	100.0

(A)
- Amounts restated and represented from previously published results. Please refer to Note 3 to the enclosed consolidated financial statements for discussion of the restatement, and Note 4 for a discussion of the representation of discontinued operations.

Seasonality

The demand for the Company’s products is generally expected to be stronger in the second half of the fiscal year (which ends on June 30) and weaker in the first half due to seasonal buying patterns in the UK and the rest of Europe, as well as the seasonality created by the timing of client-internal marketing campaigns.

Marketing and Sales

In the Design, Exhibition and Events industry, the Company markets its products through a direct sales force located in France, the UK, and the U.S. Project implementation involves a team of sales, creative and technical project delivery personnel to provide both pre-sale support and post-sale project delivery.

The Company’s sales process for its e-Learning products and services usually involves a team drawn from sales, development and senior management to provide planning and product customization and to ensure open communications and support throughout the selling process and after a sale is made. Futuremedia’s marketing activity includes participation in trade shows. Futuremedia markets its products primarily to local authorities and commercial end users in a diverse and growing range of industries mainly through its direct sales force. Futuremedia provides technical assistance and support to purchasers of its products. The technical assistance involves providing answers to questions ranging from specifications and installation to availability of supporting software.

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

Competition

In the Design, Exhibition and Events industry, there are many companies that offer similar services to Button, and price is often used as a point of difference to win business. Therefore pressure on profit margins is often strong. Button’s intention is to differentiate itself by providing an excellence of service and experience which justifies a higher profit margin for Button. Button’s direct competitors include 2Heads, Mayridge, and 2LK.

In the Design, Exhibition and Events industry, customers are often reluctant to move from their incumbent suppliers, which means that Button must proactively propose alternative ways that prospective clients could achieve their corporate and marketing objectives by doing business with Button. Button must also defend its existing clients from similar initiatives by competitors.

e-Learning is a market that has shown a tremendous growth in market entrants as a result of low perceived barriers to entry. Although the competitive landscape remains fragmented there are clear signs of consolidation. Market leadership is still not clearly defined, but significant merger and acquisition activity is occurring, notably in the US and several vendors are beginning to build prominent brands and market share. Futuremedia’s stated aim is to become the most creative solutions provider in the UK.

Developments in the market since 2001 have clearly demonstrated the limited viability of the business-to-consumer e-Learning opportunity at this time. The Company remains wholly focused on the business-to-business opportunity and therefore competition specific to this sphere is a critical concern.

Leading e-Learning companies, notably in the US, include Skillsoft, NETg, Laureate Education, SumTotal and Saba Software. Major consulting companies such as Accenture and KPMG are developing and integrating e-Learning solutions and some are creating separate branded initiatives, e.g. Ernst & Young (Intellinex). Global technology companies such as IBM and Hewlett-Packard are moving into e-Learning from a major customer base in classroom-based training. ERP vendors in the upper and middle segments, such as SAP and Microsoft, are adding learning management system modules and e-Learning to their overall solutions or to support the implementation of their solutions. Major publishers, in possession of large content libraries such as Thomson, Wolters Kluwers and Pearson Education are developing e-Learning strategies, and will over time bring significant resources to this arena. These companies tend to be more established, better capitalized and possess a larger market position than Futuremedia. Because such companies have greater financial and marketing resources than Futuremedia, as well as substantially larger research and development facilities, they represent significant competition to the Company. Many of these companies at present focus mainly on the US marketplace, but some are beginning to build a European and worldwide presence, with varying degrees of success.

Whereas the above mentioned leading e-Learning companies mainly are focused on the US market, Futuremedia differentiates itself by offering a complete e-Learning solution to the UK. The Company also plans to continue to broaden its product and service range to address specific markets, for example industry specific content aggregation and technology integration to meet industry compliance requirements. The Company expects that its emphasis on a complete solution, incorporating technology, content and services will mitigate the risk associated with focusing solely on one segment of the e-Learning market, such as technology.

Intellectual Property

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

The SolstraTM trade name is a registered trademark owned by BT and licensed to Futuremedia, who, jointly with BT, registered the solstra.com domain name on the World Wide Web. Futuremedia has also registered the futuremedia.co.uk and easycando.com domain names on the World Wide Web. The Learning For All™, Aktivna™ and Learngate registered trademarks and trade names are owned by Futuremedia.

The Company has licenses to access and certain software on a normal commercial basis. This software is used variously for its normal business purposes and for product development. Certain elements of the Company’s products are dependent on such licenses. The Company believes that it has complied and will continue to comply in all material respects with the terms of all such licenses.

C. ORGANIZATIONAL STRUCTURE

Futuremedia PLC, Button Group Limited, Eventures SARL(France), Button Group, Inc. (USA), and Executive Business Channel Limited are the principal operating entities in the Futuremedia Group. Futuremedia also had the following wholly owned subsidiaries:

NAME	COUNTRY OF INCORPORATION
Button Communications Holdings Limited	England
Button International Events Limited	England
Lexon, Inc.	British Virgin Islands
Better Note, Ltd.	England

D. PROPERTY, PLANT AND EQUIPMENT

The Company has entered into a lease arrangement for its headquarters office facilities in Brighton, England until March 1, 2014. Initially, this arrangement was for a serviced area of 4,700 square feet, but, in June 2004, due to the rapid expansion of the business, the occupied space was increased to 7,700 square feet, on similar terms and conditions. This was reduced back to the original 4,700 square feet in December 2006 as a direct result of the abolition of the tax incentives provided under the UK Government’s Home Computing Initiative scheme. The annual cost, including service charges, is approximately GBP115,000.

Button occupies premises in (i) London, England, pursuant to a lease arrangement which expires in October 2009, the annual cost of which is approximately GBP90,000 (the Company renegotiated this lease in October 2007 from its previous expiration of October 2011 at an annual rate of GBP170,000), (ii) Cannes, France, pursuant to a lease arrangement which expires in December 2010, the annual cost of which is approximately GBP16,000, and (iii) Marina del Rey, California, USA, pursuant to a lease arrangement which expires in May 2008, the annual cost of which is approximately GBP42,000.

EBC occupied premises in Milton Keynes, England, pursuant to a lease arrangement which originally expired on March 31, 2008. The Company closed the office during August 2006. In connection with the closure, the Company paid a fee of GBP15,000 for termination of the balance of the lease after March 24, 2007.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

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

A. OPERATING RESULTS

Critical Accounting Policies

The SEC issued Financial Reporting Release No. 60, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies” (“FRR 60”), suggesting companies provide additional disclosure and commentary on their most critical accounting policies. In FRR 60, the SEC defined the most critical accounting policies as the ones that are most important to the portrayal of a company’s financial condition and operating results, and require management to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, the Company’s most critical accounting policies include: intangible asset valuation, which affects amortization and impairment of goodwill and other intangibles; financial instruments and concentrations of credit risk, which affects gains and losses from derivative financial instruments; stock based compensation; and revenue recognition. The methods, estimates and judgments the Company uses in applying these most critical accounting policies have a significant impact on the results we report in our consolidated financial statements.

Intangible Asset Valuation

The Company is required to determine the fair value of intangible assets when allocating the purchase price of an acquired business and when calculating the amount of an impairment write down. The carrying value of intangible assets other than goodwill as of June 30, 2007 and 2006 was GBP3,743,000 and GBP4,844,000, respectively. The carrying value of goodwill as of June 30, 2007 and 2006 was GBP5,675,000 and GBP8,194,000, respectively.

Goodwill

At the time of the acquisition to which it relates, goodwill is calculated based on the excess of the purchase price paid over the identifiable net assets and liabilities acquired at fair value. Goodwill is tested at least annually for impairment and is carried at cost less any recognized losses. To identify potential impairment of the goodwill, the fair value of the reporting unit to which the goodwill is allocated is compared with its carrying amount. If the carrying amount of the reporting unit, including the goodwill, exceeds its fair value, the goodwill is tested for impairment based on its implied fair value. The implied fair value of goodwill represents the excess of the fair value of the reporting unit over the fair value of its identifiable assets, liabilities and contingent liabilities at the date of the impairment test. An impairment loss is recognized if and to the extent that the carrying amount of the goodwill exceeds its implied fair value. Estimating fair value of an asset requires the use of several assumptions that are highly subjective in nature, most notably sales and cost projections associated with the asset group, and discount rate applicable to the asset. Relatively minor movements in these assumptions could cause material changes to the estimated fair value, and any relating impairment charge. To form its assumptions, management uses its best estimates based on available empirical data, as well as its plans and expectations for the asset group begin tested.

Other Intangible Assets

The Company primarily uses the discounted cash flow analysis to estimate the value of other intangible assets acquired. This method requires management judgment to forecast the future operating results used in the analysis and to determine other significant estimates required, such as residual growth rates and discount factors. The estimates the Company has used are consistent with the plans and estimates that we use to manage our business, based on available historical information and industry averages.

The assumptions used in developing expected cash flow estimates are similar to those used in developing other information used by the Company for budgeting and other forecasting purposes. In instances where a range of potential future cash flows is possible, the Company uses a probability-weighted approach to weigh the likelihood of those possible outcomes. In such instances, the Company uses a discount rate equal to the yield on zero-coupon treasury instrument with a life equal to expected life of the assets being tested.

Other intangible assets are reviewed for impairment when events or circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. In that event, an impairment loss is recognized to the extent that the carrying amount of the asset or asset group exceeds its fair value. Fair value is determined based on quoted market prices, where available, or is estimated as the present value of the expected future cash flows from the asset or asset group discounted at a rate commensurate with the risk involved.

Estimating fair value of an asset requires the use of several assumptions that are highly subjective in nature, most notably sales and cost projections associated with the asset group, and discount rate applicable to the asset. Relatively minor movements in these assumptions could cause material changes to the estimated fair value, and any relating impairment charge. To form its assumptions, management uses its best estimates based on available empirical data, as well as its plans and expectations for the asset group begin tested.

Financial Instruments and Concentrations of Credit Risk

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, amounts recoverable on contracts, accrued income, amounts recoverable from vendors, fees paid in advance, accounts payable, accrued expenses, derivative financial instruments, and convertible debenture financing. Management believes the carrying values of all financial instruments except convertible debentures approximate their fair values due to their short-term nature.

The Company utilizes convertible debentures and other instruments indexed to the Company’s own stock to fund its business needs. The embedded derivative features utilized in these instruments require periodic measurement of the fair value which was estimated on June 30, 2007 to be a liability of approximately GBP5,729,000.

The Company does not use derivative financial instruments to hedge exposures to cash-flow risks or market risks that may affect the fair values of its financial instruments. However, certain other financial instruments, such as warrants and embedded conversion features that are indexed to the Company’s common stock, are classified as liabilities when either the holder possesses rights to net-cash settlement or physical or net-share settlement is not within the control of the Company. In such instances, net-cash settlement is assumed for financial accounting and reporting, even when the terms of the underlying contracts do not provide for net-cash settlement. Such financial instruments are initially recorded at fair value and subsequently adjusted to fair value at the close of each reporting period.

The caption “Derivative Financial Instruments” consists of the fair values associated with derivative features embedded in the various convertible debentures issued by the Company, and the fair values of the detachable warrants that were issued in connection with the convertible debentures. In accordance with Statements on Financial Accounting Standards No. 133, ‘Accounting for Derivative Instruments and Hedging Activities’ (“FAS 133”), the Company determined that the conversion features of the convertible loans met the criteria of embedded derivatives and that the conversion features of these instruments needed to be bifurcated and accounted for as derivative instrument liabilities. In addition, certain of the put and call features embedded within the convertible loans met the criteria of embedded derivatives and were also bifurcated as derivative instruments. For each convertible instrument, the Company evaluated all significant features and, as required under current accounting standards, aggregated the components into one compound derivative financial instrument for financial reporting purposes. For financings recorded in accordance with FAS 133, the compound embedded derivative instruments are valued using the Flexible Monte Carlo methodology because that model embodies certain relevant assumptions (including, but not limited to, interest rate risk, credit risk, and conversion/redemption privileges) that are necessary to value these complex derivatives. Certain of the assumptions used in the Flexible Monte Carlo methodology are subjective and changes in these assumptions can have a significant impact on the estimated fair value.

Freeestanding derivative instruments, consisting of warrants that arose from the financings, are valued using the Black-Scholes-Merton valuation methodology because that model embodies all of the relevant assumptions that address the features underlying these instruments.

Derivative financial instruments arising from the issuance of convertible financial instruments are initially recorded, and continuously carried, at fair value. Upon conversion of any derivative financial instrument, the change in fair value from the previous reporting date to the date of conversion is recorded to income (loss), and then the carrying value is recorded to paid-in capital, provided all other criteria for equity classification are met.

Changes in the fair values of derivative instrument liabilities (including warrants and the bifurcated embedded derivative features of convertible instruments not carried at fair value) are reported as “Gain (loss) on derivative financial instruments” in the consolidated statement of operations.

Stock-based Compensation

Stock-based compensation is provided to employees, officers, directors, consultants and advisors under the Company’s share option schemes. The Company adopted FASB Statement No. 123(R) “Share-based Payment” (“FAS 123(R)”) using the modified prospective method with an effective date of May 1, 2006, whereby the standard was applied prospectively to the unvested portion of awards that were outstanding as at May 1, 2006 and all awards granted, modified or settled on or after May 1, 2006. Accordingly, the compensation expense recognized in the year ended June 30, 2007 and, the two month period ended June 30, 2006 was based on the fair value of the awards measured by using the Black Scholes option-pricing model at the date of grant.

Determining the fair value of stock-based awards at the grant date requires judgment, including estimating expected dividends, volatility and the expected term. Volatility is calculated using a straight backward-looking volatility equal to the expected life of the relevant option, based on daily closing prices of the Company’s stock as reported on Yahoo.com.

The expected term of an option grant is calculated based on historical activity in its option plans since inception. Futuremedia uses the actual option grants by year to calculate the actual life of each option that is forfeited or exercised. Options not forfeited or exercised are assumed to remain outstanding until contractual expiration, with a forfeiture rate, based on actual forfeitures, assumed prior to expiration. A weighted average remaining expected life is then calculated for each grant year, and this result is used in the Black Scholes input for grants in the corresponding year. The expected term of options granted pursuant to the Company’s option plans ranged from 0.6 to 5.9 years.

Prior to adopting SFAS123(R), the Company accounted for stock-based compensation in accordance with Accounting Research Bulletin No. 25 “Accounting for Stock Issued to Employees” (“APB 25”), whereby the compensation expense was based on the intrinsic value of the unvested awards determined at the measurement date. The measurement date was the first date on which both the number of shares that were subject to the award and the option or purchase price, if any, was known. Adjustments for forfeitures were made to the compensation expense in the period in which they occurred.

The Company’s consolidated financial statements for the years ended April 30, 2006 and 2005 have not been restated to reflect the adoption of FAS 123(R) as permitted by the prospective application.

Revenue Recognition

We currently derive our revenue primarily from three sources (1) trade show design and event management through our Button business, (2) e-Learning services, and (3) hardware, software and service sales. In previous years, we also derived revenue from the sale of hardware and software under the UK Government’s Home Computing Initiative Scheme, which was terminated by the UK Government on April 6, 2006. The revenue recognition accounting treatment is detailed in Footnote 2 to the accompanying consolidated financial statements.

Significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if our management made different judgments or utilized different estimates. Critical assumptions that could have a material impact on the timing and amount of revenue we recognize include estimates of: the percentage of completion on projects recognized in this manner, the relative fair value of each component in a multiple obligation arrangement, and percentage of returns.

Restatement of Previously Issued Financial Results

Subsequent to the issuance of the Company’s audited financial statements for the year ended April 30, 2006 as filed on Form 20-F on November 14, 2006 and the unaudited financial statements for the two months ended June 30, 2006 as filed on Form 20-F on November 16, 2006, the Company’s management discovered accounting errors relating to the accounting for convertible debt instruments issued during the year ended April 30, 2006.

The principal errors were as follows:

•
the Company did not separately identify all embedded derivative features, in particular certain default put and call features, within the convertible debt instrument and account for these at fair value on its consolidated balance sheet; and

•
detachable warrants issued in conjunction with the convertible debt issued to M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC), through its designated funds, Monarch Pointe Fund, Ltd, Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP (collectively “MAG”), on July 21, 2005 were accounted for as equity instruments rather than as derivative liabilities.

As a consequence of the identification of additional embedded derivative features within the convertible debt the Company has utilized a Flexible Monte Carlo simulation model to estimate the fair value of the compound embedded derivatives due to the interdependencies between the various embedded features. Previously, the Company had utilized a Black Scholes valuation model since it only identified the conversion feature as an embedded derivative.

In connection with the use of a different valuation model the Company has also refined a number of the input assumptions used to estimate the fair value of the embedded features. In particular, the conversion price used in the model has been determined in accordance with the terms of each convertible debt instrument, which is generally based upon a weighted average calculation for the prior 30 days trading, rather than the actual share price at each valuation date.

In order to reflect the changes described in this note, this Form 20-F restates the statements of operations, cashflows, and changes in shareholders’ equity for the two months ended June 30, 2006 and the year ended April 30, 2006.

A complete discussion and tabular presentation of the effect of the changes is presented in Note 3 to the consolidated financial statements presented herein.

Overview of Operating Results

For the fiscal year ended June 30, 2007, two month period ended June 30, 2006, and fiscal years ended April 30, 2006 and 2005, the Company reported net income (losses) of (GBP9,421,000), GBP3,007,000, (GBP6,534,000), and (GBP3,957,000), respectively, on revenues of GBP13,490,000, GBP3,112,000, GBP16,642,000, and GBP15,398,000, respectively. As a consequence of its operating results, the Company has encountered significant cash constraints on its operations. Operationally, management regards the business as falling into one of three business streams: E-Learning, Button, or Learning for All. The summary income statement analyzed into the three operating segments is as follows for the year ended June 30, 2007, the two month period ended June 30, 2006 and years ended April 30, 2006 and 2005:

		(A)	(A)
		Two
	Year	Months	Year	Year
	Ended	Ended	Ended	Ended
	June 30,	June 30,	April 30,	April 30,
	2007	2006	2006	2005
	(GBP'000)
Net sales:
E-learning	1,942	485	1,418	1,362
Learning for All	2,316	1,361	15,224	14,036
Button	9,232	1,266	0	0
	13,490	3,112	16,642	15,398

Net (loss)/income from continuing operations:
E-learning	(2,750)	90	(267)	(325)
Learning for All	836	(5)	490	(513)
Button	(401)	128	0	0
Charges not associated with a particular segment	(6,722)	2,831	(6,402)	(3,135)
	(9,037)	3,044	(6,179)	(3,973)

(A)
- Amounts restated and represented from previously published results. Please refer to Note 3 to the enclosed consolidated financial statements for discussion of the restatement, and Note 4 for a discussion of the representation of discontinued operations.

Year ended June 30, 2007 Compared with Year ended April 30, 2006

Net Sales

The Company achieved net sales of GBP13,490,000 in the year ended June 30, 2007, a decrease of GBP3,152,000, or 19%, when compared to GBP16,642,000 in the previous year. The decrease results from lower sales of GBP12,908,000 in 2007 as a consequence of the termination of the HCI scheme by the UK government in April 2006, which is offset by higher sales of GBP9,232,000 from newly acquired Button business (May 2006), and higher sales of GBP524,000 in the e-Learning business resulting from sales related to EBC, which was acquired in April 2006.

Cost of Sales

Cost of sales for the year ended June 30, 2007 were GBP8,025,000, a decrease of GBP5,763,000, or 42%, as compared with cost of sales of GBP13,788,000 during the year ended April 30, 2006. The decrease results from lower cost of sales of GBP11,194,000 in 2007 corresponding with lower sales as a consequence of the termination of the HCI scheme by the UK government in April 2006, and is offset by cost of sales of GBP5,381,000 associated with Button’s operations, and GBP50,000 from the e-Learning business.

Gross Profit

The gross profit for the year ended June 30, 2007 increased to GBP5,465,000, an increase of GBP2,611,000, or 91%, compared with gross profit of GBP2,854,000 for the year ended April 30, 2006. The improvement arises from a fundamental shift from lower-margin hardware sales under the HCI scheme in 2006, to higher-margin service revenue from the Button and e-Learning businesses in 2007.

Operating Expenses

Operating expenses increased in the year ended June 30, 2007 to GBP13,017,000, a change of GBP5,536,000, or 74%, compared with operating expenses of GBP7,481,000 for the year ended April 30, 2006. The change arose as a result of (i) operating expenses in 2007 relating to the Button business, acquired in May 2006, of GBP5,204,000, (ii) an impairment charge of GBP2,519,000 relating to intangibles acquired in connection with EBC, and (iii) higher operating expenses related to the e-Learning business of GBP364,000, offset by (iv) lower operating expenses in the Learning for All business of GBP1,255,000 and (v) lower corporate and overhead costs of GBP1,296,000 realized through reduction in personnel and overhead costs.

Interest Income and Expense

Interest income for 2007 was GBP14,000 compared to interest income for 2006 of GBP41,000, a decrease of GBP27,000, or 66%. The reduction results from lower average surplus cash balances in interest-bearing accounts during 2007 as compared with 2006.

Interest expense for the year ended June 30, 2007 was GBP1,510,000 compared to GBP1,354,000 for 2006, an increase of GBP156,000, or 12%. Interest expense consists primarily of interest on the convertible loan instruments and amortization of debt discount associated with convertible debt instruments issued by the Company. Higher interest expense in 2007 as compared with 2006 results from higher average debt balances during 2007.

Foreign Currency Gains

The Company recognized gains of GBP521,000 and GBP263,000 in the years ended June 30, 2007 and April 30, 2006, respectively. The gains result primarily from the restatement into British Pounds Sterling of financing instruments denominated in U.S. Dollars.

Gain (loss) on Derivative Financial Instruments

Loss on derivative financial instruments was GBP1,154,000 for the year ended June 30, 2007, compared with GBP502,000 for the year ended April 30, 2006, an increase of GBP652,000 or 130%.  The gains and losses are associated with convertible debentures issued by the Company.  Certain features, including the conversion feature, are accounted for as a compound embedded derivative and are recorded at fair value on the accompanying balance sheet. The gains (losses) represent the reduction (appreciation) in value of the compound embedded derivatives from the beginning of each reporting period presented to the end of the period.

Income Taxes

The Company recognized income tax income during the year ended June 30, 2007 relating primarily to the recognition of deferred tax assets in the amount of GBP644,000. The income tax expense was GBPnil in the year ended April 30, 2006. The income in the year ended June 30, 2007 reflects the recognition of deferred tax assets to offset deferred tax liabilities recognized in the acquisitions of EBC and Button, offset by current income tax expense.  At June 30, 2007, potential deferred tax assets amounted to GBP9,444,000, of which GBP781,000 was recognized and netted against potential deferred tax liabilities of GBP1,124,000.

Loss from Operations of Discontinued Operations

Loss from operations of discontinued operations consists of the operations of Open Training, which was sold during April 2007. Loss from this business was GBP256,000 for the year ended June 30, 2007, compared with GBP355,000 for the year ended April 30, 2006, an improvement of GBP99,000 or 28%. The 2007 loss represents approximately 9 months of operations, compared with a full year in 2006.

Loss on Disposal of Discontinued Operations

The Company recognized a loss on the disposal of Open Training in the amount of GBP128,000 in the year ended June 30, 2007, resulting from the excess carrying value of the business at the time of sale over the fair value of proceeds received by the Company.

Two Months Ended June 30, 2006

Effective August 7, 2006, the Company changed its fiscal year end from April 30 to June 30. As a result, results of operations are presented herein for the transition period from May 1, 2006 to June 30, 2006.

The Company recognized revenue of GBP3,112,000 during the two month period ended June 30, 2006, with gross profit margin of GBP983,000, or 32% of sales. Operating expenses for the two month period were GBP1,368,000. The Company recognized a gain on derivative financial instruments of GBP3,556,000 during the two months ended June 30, 2006, as a result of changes in fair value of derivative and embedded derivative financial instruments associated with the Company’s financing arrangements. Net income for the period was GBP3,007,000. In the absence of the derivative gain, which resulted primarily from a decrease in the fair value of derivative liabilities that are indexed to the Company’s shares corresponding to a decrease in the Company’s stock price, the Company’s net loss was GBP549,000.

During the two month period, the Company completed its acquisition of Button. Button results are included in the Company’s consolidated financial results from the acquisition date of May 26, 2006, through June 30, 2006.

Year Ended April 30, 2006 Compared with Year Ended April 30, 2005

Revenues

The Company achieved sales of GBP16,642,000 in the year ended April 30, 2006, an increase of 8% when compared to GBP15,398,000 in the year ended April 30, 2005. The increase in revenues occurred in both operating segments. In the Learning for All segment, the delay in revenues experienced in the latter quarter of the year ended April 30, 2005 led to an upturn in revenues in the early part of the year ended April 30, 2006 following the removal of the uncertainty introduced into this segment whilst the UK government completed its review of Consumer Credit legislation. The revenues arising from the traditional e-Learning business showed a moderate increase of GBP56,000 over the year ended April 30, 2005.

Cost of Sales

The Company's cost of sales for the year ended April 30, 2006 includes an inventory write off of GBP375,000 arising from the disposal of excess Learning for All inventory, which had been purchased in advance to ensure security and timeliness of supply, but which were found to be excess following the unexpected withdrawal of the tax benefits arising from the UK’s HCI scheme. Including this item, the cost of sales as a percentage of revenues was 83% compared to 93% for the year ended April 30, 2005, which also included GBP568,000 of inventory write offs. Excluding the inventory write offs, the cost of sales as a percentage of sales was 81% and 90% for the years ended April 30, 2006 and 2005, respectively. The improvement in the current year is due mainly from cost benefits arising in the HCI segment following a change of distribution partner.

Gross Profit

The gross profit of GBP2,854,000 for the year ended April 30, 2006, after including the inventory write off discussed above, showed a significant increase over the year ended April 30, 2005 at GBP1,040,000. The improvement arises both from savings achieved in cost of sales in the HCI segment, but also reflects the impact of improved revenues achieved in the year, which, due to the fixed nature of certain of the cost of sales, resulted in improved margins. The margins for both the years ended April 30, 2006 and 2005 were net of GBP375,000 and GBP568,000 respectively resulting from inventory write offs in the HCI segment. Excluding these items, the margin arising from trading in the year ended April 30, 2006 was GBP3,229,000, compared to GBP1,608,000 in the year ended April 30, 2005, and the resultant margin as a percentage of sales was 19% and 10%, respectively.

Operating Expenses

Operating expenses increased significantly for the year ended April 30, 2006 to approximately GBP7.5 million or 45% of revenue from approximately GBP4.8 million or 31% of total revenues for the year ended April 30, 2005. These cost increases arose primarily due to additional investment in marketing of Learning for All campaigns of approximately GBP600,000; additional facilities expense of approximately GBP200,000 as the company expanded in the early part of fiscal 2006; and restructuring costs incurred as a result of the demise of the UK HCI market in April 2006 of approximately GBP400,000. Fiscal 2005 enjoyed the benefit from write backs of provisions of approximately GBP199,000 and GBP306,000 associated with National Insurance due on stock options and variable options accounting respectively arising as a result of the difference in the Company’s traded stock price between April 30, 2005 and 2004, which was not repeated in the year ended April 30, 2006.

Interest Income and Expense

Interest income for the year ended April 30, 2006 was GBP41,000 compared to a net interest income for the year ended April 30, 2005 of GBP119,000, as a result of the reduced ability for the tactical investment of cash surpluses in 2006.

Interest expense for the year ended April 30, 2006 was GBP1,354,000 compared to GBP45,000 for 2005, due to charges associated with amortizing the debt discount associated with convertible loan arrangements entered into during 2006.

Foreign Currency Gains (Losses)

The Company recognized gains of GBP263,000 and (GBP9,000) in the years ended April 30, 2006 and April 30, 2005, respectively. The 2006 gains result primarily from the restatement into British Pounds Sterling of financing instruments denominated in U.S. Dollars.

Gain (loss) on Derivative Financial Instruments

Gain (loss) on derivative financial instruments was (GBP502,000) for the year ended April 30, 2006.  The gains and losses are associated with convertible debentures issued by the Company.  Certain features, including the conversion feature, are accounted for as a compound embedded derivative and are recorded at fair value on the accompanying balance sheet. The gains (losses) represent the reduction (appreciation) in value of the compound embedded derivatives from the beginning of each reporting period presented to the end of the period. No such charge was recorded in fiscal 2005, as the offerings were not completed until fiscal 2006.

Income/loss from Equity investment

Under equity accounting rules with regard to its investment in Luvit AB, the Company took a charge of GBP343,000 in fiscal 2005 as a result of impairment testing of the remaining goodwill arising from the investment. During the year ended April 30, 2005, the Company sold all its remaining shares in Luvit AB, generating a gain on sale of GBP54,000 ($103,000).

Income (Loss) from Operations of Discontinued Operations

Income (loss) from operations of discontinued operations consists of the operations of Open Training, which was sold during April 2007. Income (loss) from this business was (GBP355,000) for the year ended April 30, 2006, compared with GBP16,000 for the year ended April 30, 2005, being a reduction from profit to loss of GBP371,000. The 2005 income represents approximately 2 months of operations, compared with a full year in 2006.

Income Tax Expense

There was no income tax charge to the Company in fiscal 2006 and in fiscal 2005. The Company possesses significant tax losses in the UK that are available for offset against future profits without limit of time, provided there is no substantial change in the nature of trade. At April 30, 2006, potential deferred tax assets amounted to GBP6,519,000, of which none were recognized, compared to GBP5,434,000 at April 30, 2005, of which none were recognized.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. The evaluation of a tax position under FIN 48 is a two-step process. The first step is recognition: Tax positions taken or expected to be taken in a tax return should be recognized only if those positions are more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more likely than not recognition threshold, it should be presumed that the position will be examined by the relevant taxing authority that would have full knowledge of all relevant information. The second step is measurement: Tax positions that meet the recognition criteria are measured at the largest amount of benefit that is greater than 50 percent likely of being recognized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is effective for the Company in the fiscal year beginning July 1, 2007. The Company is currently assessing FIN 48 and has not yet determined the impact that the adoption of this interpretation will have on its financial position or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier adoption is permitted. The Company will adopt FAS 157 effective July 1, 2008 but has not yet assessed the impact of the adoption of FAS 157 on its overall results of operations, financial position or cash flows.

On November 29, 2006, the FASB ratified EITF Issue No. 06−6, Application of EITF Issue No. 05−7, ‘Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments’ (“EITF 06−6”). EITF 06−6 addresses the modification of a convertible debt instrument that changes the fair value of an embedded conversion option and the subsequent recognition of interest expense for the associated debt instrument when the modification does not result in a debt extinguishment pursuant to EITF 96−19. The consensus should be applied to modifications or exchanges of debt instruments occurring in interim or annual reporting periods beginning after November 29, 2006.  Earlier application of this Issue is permitted for modifications or exchanges of debt instruments in periods for which financial statements have not yet been issued.  Retrospective application is not permitted. The Company does not expect the adoption of EITF 06−6 to have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2006, FASB Staff Position EITF 00-19-2, Accounting for Registration Payment Arrangements, was issued. This FSP addresses an issuer’s accounting for registration payment arrangements. This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. The guidance in this FSP amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to include scope exceptions for registration payment arrangements. This FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable GAAP without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. This FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to December 21, 2006.  For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of this FSP, the guidance is for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The Company follows the guidance in FSP 00-19-2 in assessing its liabilities related to the liquidated damages potentially arising from any default position on its convertible financing arrangements. This has not yet been adopted for pre-existing instruments but the effect is not expected to be material.

In February 2007 the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115” (“FAS 159”). FAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. The unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. FAS 159 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. The Company is required to adopt FAS 159 on July 1, 2008 but has not yet assessed the impact of the adoption of FAS 159 on its financial position or results of operations.

B. LIQUIDITY AND CAPITAL RESOURCES

Current Period Activity

Net cash from operations. Net cash used in operating activities was GBP6,744,000, GBP3,217,000, and GBP3,725,000 for the years ended June 30, 2007 and April 30, 2006 and 2005, respectively. The increased cash usage in 2007 resulted from increased overhead and operating expenses following the acquisition of Button, combined with the demise of the HCI scheme and ongoing losses in the group companies.

Net cash used in investing. The Company’s net cash flow used in investing activities (net of cash used in investing in discontinued business units) was GBP206,000, GBP4,475,000, and GBP386,000 for the years ended June 30, 2007 and April 30, 2006 and 2005, respectively. The changes resulted primarily from cash used to acquire EBC during 2006. In the two months ended June 30, 2006 the Company had a cash outflow of GBP2,704,000 primarily as a result of the acquisition of Button.

Net cash provided by financing activities. Net cash provided by financing activities was GBP5,978,000, GBP7,745,000, and GBP545,000 for the years ended June 30, 2007, April 30, 2006 and 2005, respectively. The Company raised GBP3,631,000 in the form of convertible debt and GBP2,775,000 through the exercise of warrants during the year ended June 30, 2007. The Company raised GBP7,898,000 in the form of convertible debt during 2006.

Net cash used in discontinued operations. Net cash (used in) / generated from the Company’s discontinued Open Training operations for the years ended June 30, 2007, April 30, 2006 and 2005 was (GBP367,000), (GBP102,000), and GBP360,000, respectively, of which (i) GBP367,000, GBP76,000, and GBP59,000, respectively was used in operating activities, (ii) GBPnil, GBP26,000, and GBPnil, respectively was used in investing activities, and (iii) GBPnil, GBPnil, and GBP301,000, respectively was borrowed from the parent company.

As of June 30, 2007, the Company has a working capital (defined as current assets less current liabilities) deficiency of GBP11,790,000, of which GBP5,729,000 relates to the fair value of derivative financial instruments. The Company intends to fund its working capital deficiency as described in “Sources of Cash and Projected Cash Requirements”.

Going Concern

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. Net loss for the year ended June 30, 2007 was GBP9,421,000 and net cash used for continuing operations was GBP6,774,000. The Company also has an accumulated deficit of GBP34,678,000 and a working capital deficit of GBP11,790,000 as of June 30, 2007. In addition, as of June 30, 2007, the Company was technically in default of its convertible loans with Cornell, TAIB, and Certain Wealth dated April 19, 2006 with a face value of $7,500,000, and August 3, 2006 with a face value of $1,500,000, due to the Company’s failure to maintain effectiveness of the registration statements filed to register shares underlying the convertible loans, and subsequently due to failure to file its Form 20-F timely. The Company is also in default of the loan dated June 1, 2007 in the amount of $4,600,000, which stipulates default on any prior loans as a condition of default. As a result, Cornell has the right to call the full face value of each note. However, the Company expects to receive a waiver of default shortly after filing of this Form 20-F. The Company has recorded the carrying value of these notes as current liabilities as of June 30, 2007.

The items discussed above raise substantial doubts about the Company’s ability to continue as a going concern. The Company’s financial resources may be insufficient to maintain operations and the Company may require additional financing in order to execute its operating plan and continue as a going concern. The Company cannot predict whether this additional financing will be in the form of equity, debt, or another form. The Company may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. In any of these events, the Company may be unable to implement its current plans for expansion, repay its debt obligations as they become due or respond to competitive pressures, any of which circumstances would have a material adverse effect on its business, prospects, financial condition and results of operations.

Should the Company fail to generate profits to meet is operating capital and growth requirements, management would seek funding sources such as the sale of common and/or preferred stock, the issuance of debt, or the sale of its marketable assets. In the event that these financing sources do not materialize, or that the Company is unsuccessful in increasing its revenues and profits, the Company will be forced to further reduce its costs, may be unable to repay its debt obligations as they become due, or respond to competitive pressures, any of which circumstances would have a material adverse effect on its business, prospects, financial condition and results of operations. Additionally, if these funding sources or increased revenues and profits do not materialize, and the Company is unable to secure additional financing, the Company could be forced to reduce or curtail its business operations unless it is able to engage in a merger or other corporate finance transaction with a better capitalized entity.

At June 30, 2007, the Company’s cash resources and available guaranteed borrowings may be insufficient to fund the current level of operations for the next twelve months. Management believes that it is appropriate to prepare the financial statements on a going concern basis for the following reasons:

•	a substantial proportion of Button’s revenue will be earned in the four months ending June 30, 2008

•	in the period since June 30, 2007 the e-learning business has performed strongly and has substantially increased its sales to its principal clients

•
the Company’s relationship with Cornell is strong and they have not indicated that they plan to demand repayment of their convertible debt as a result of the technical defaults. Furthermore, since June 30, 2007 they have advanced further funding to the Company as described in Note 18 to the accompanying consolidated financial statements, and the Company expects to receive a waiver of default shortly after filing this Form F-20.

Management is engaged in various activities to secure the additional funding required by the Company to meet its working capital needs for the following twelve months, including further cost reductions on the integration of its recent acquisitions, the securing of bank overdraft facilities, the generation of cash from future trading operations and the provision of further equity and/or debt funding. There can be no assurance however that the Company will be successful in implementing these plans. If these plans are not successful, the Company may be unable to continue in business and the value of its assets may be substantially impaired. The Company’s financial statements do not include any adjustments to reflect the possible future effects on the valuation recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Due to the above factors, there is substantial doubt as to the ability of the Company to continue as a going concern, and to the ability of the Company to discharge its assets and liabilities in the normal course of business. The Directors have considered this material uncertainty, and are of the opinion that the Company is a going concern, and accordingly the financial statements do not include any adjustments relating to the recoverability and reclassification of recorded asset amounts or amounts and reclassification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

Significant Liquidity Events

For tabular presentation of our current contractual obligations, refer to “Section F. Tabular Disclosure of Contractual Obligations.”

Sources of Cash and Projected Cash Requirements

As of June 30, 2007 the Company’s cash balance was GBP709,000. As of June 30, 2007, the Company had no long-term obligations other than the convertible loan commitments and leases referred to elsewhere in this document. At June 30, 2007, the Company had no material commitments for capital expenditure. As of January 31, 2008, the Company had no material commitments for capital expenditures. Please also refer to contractual obligations in “Section F. Tabular Disclosure of Contractual Obligations.”

The Company intends to attempt to fund its growth and working capital deficiencies from the following sources during 2008 and beyond:

Additional Funds from Cornell. On January 9, 2008, we entered into convertible loan arrangement with Cornell with a face value of $2,000,000 (GBP1,013,000), and completed a private placement of 100,000 Ordinary Shares for an aggregate purchase price of $100,000 (GBP51,000) with NACME.

Strategic Investment. We are currently in the process of seeking a significant strategic investment to secure sources of cash to fund the Company’s growth.

The Company’s reliance on Cornell as its primary financing source has certain ramifications that could affect future liquidity and business operations. For example, pursuant to the terms of certain of the convertible debenture agreements between the Company and Cornell signed in connection with the convertible debenture sales, without Cornell’s consent the Company cannot issue or sell any Ordinary Shares without consideration or for consideration per share less than the conversion price that would be in effect pursuant to the terms of the debentures with Cornell at the time of issuance of the shares. The Company is also obligated to retain certain individuals as members of its Board of Directors pursuant to the terms of the June 2007 Loan. In addition, pursuant to security agreements between the Company and Cornell signed in connection with the convertible debentures, Cornell has a security interest in all of the Company’s assets. Such covenants could severely harm the Company’s ability to raise additional funds from sources other than Cornell, and would likely result in a higher cost of capital in the event funding were secured.

On January 9, 2008, we completed a financing arrangement whereby we (1) entered into January 2008 Loan with Cornell with a face value of $2,000,000 (GBP1,013,000), and (2) completed a private placement of 100,000 Ordinary Shares for an aggregate purchase price of $100,000 (GBP51,000) with NACME. The January 2008 Loan is convertible into ADSs (each representing 1,000 Ordinary Shares) at a rate equal to the lesser of $1.00, or 80% of the average of the three lowest volume weighted average prices during the 30 trading days immediately preceding the time of conversion. The conversion is limited such that Cornell cannot exceed 4.99% ownership, unless they waive their right to such limitation with 65 days’ written notice. The loan has a term of three years and bears interest at an annual rate equal to the greater of twelve percent (12%) or The Wall Street Journal Prime Rate, as quoted by the print edition of the United States version of The Wall Street Journal, plus two percent (2.00%). The January 2008 Loan is secured by all of the Company’s assets. The Company can redeem the instrument at a 15% premium if the closing bid price of the Company’s ADSs is less than $1.00 at the time of redemption. In connection with the private placement with NACME, the Company issued NACME a warrant to purchase 5,000,000 ADSs at an exercise price of $2.00 per share. The Company paid fees of $129,000 (GBP66,000) to Cornell and NACME, resulting in net funding of $1,971,000 (GBP999,000).

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Company Sponsored Research and Development

The Company has been a beta test site for hardware products and software developed by a number of companies and has also developed software and hardware itself for internal purposes and for the open market. Research and development work has been undertaken in previous periods by a development team whose focus has been on the AktivnaTM product range and the Learning For AllTM program, supported by other members of production staff as required. Since the termination of the HCI scheme by the UK government business in April 2006, the Company has discontinued research and development costs related to this business. As a result, during the year ended June 30, 2007, the two months ended June 30, 2006, and the years ended April 30, 2006 and 2005, a total of nil, nil, GBP275,000, and GBP261,000, respectively, of research costs were expensed. No staff were employed on research and development activities in the year ended June 30, 2007.

Strategic Relationships

The Company also intends to develop commercial arrangements with providers of on-line learning courses for the re-sale of their products through its client portals.

D. TREND INFORMATION

The Company expects to see incremental changes in the e-Learning environment in the coming years. With increasing bandwidth in traditional internet, Wi-Fi networks, and the mobile Web, we expect to see an increase in the use of video for e-Learning and training projects in the corporate environment. We also expect to see increased usage of social networking in learning environments, to share knowledge across departments, provide an avenue for self-directed learning, and allow employees to stay connected and work collaboratively. The Company intends to position itself to take advantage of these trends through its e-Learning business unit.

In the Button business, the Company sees continuing growth in the trade show market as international trade shows continue to attract more participants. However, economic difficulties resulting from a recessionary global economy could result in reduced sales and marketing expenditures by corporations in general, which could potentially harm the Button business.

E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, other than the leasing arrangements noted in section F.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following is a summary of the Company’s contractual obligations, as specified below, as of June 30, 2007:

		Less			More
		than 1	1-3	3-5	than 5
	Total	Year	Years	Years	Years
Long-term debt obligations (1)	7,163	7,163	0	0	0
Operating lease obligations (2)	1,053	260	487	230	77
Consulting contract obligations (3)	802	546	256	0	0
Total	9,018	7,969	743	230	77

(1)
- Long term debt obligations consist of loans that are convertible, at the option of the holder, into the Company's Ordinary Shares at discounts of 5-20% to the lowest closing bid price of the Company's ADSs for the thirty days prior to conversion, plus interest thereon. In connection with the loans, the Company also issued stock warrants that are classified as derivative financial instruments on the Company's balance sheet. No liability related to the warrants or the compound derivative embedded in the convertible debt instruments is reflected in this table.

The convertible debentures have contractual terms that expire up until June 1, 2010 and bear interest at rates that are capped at a maximum of 10%. See Note 5 of the accompanying financial statements for further details on the terms of the instruments.

(2)	- As disclosed in Item 4D, Property, Plant and Equipment, the Company has entered into a number of operating lease arrangement for its head quarters office facilities and other worldwide locations.

(3)	- Consulting contract obligations consists of amounts owed to contractors and consultants under non-cancellable consulting arrangements.

As of June 30, 2007, the Company had no material contractual obligations outstanding with respect to capital expenditures.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The Company's directors and senior management, and any employees such as scientists or designers upon whose work the Company is dependent as of the date of this Annual Report are as follows:

Name	Age	Since	Position with the Company
Board Members:
Margot Lebenberg	40	2007	Director
Brendan McNutt (1)	57	2007	Director
George O’Leary	45	2007	Director and Chairman of the Board of Directors
Michiel Steel (2)	65	2005	Director
Sabine Steinbrecher	41	2007	Director

(1) Chairman of the Audit Committee.

(2) Chairman of the Remuneration Committee.

Senior Management:

Laurent Fiore	44	1997	VP Regional Director
Paul Godwin	37	2006	VP Button Operations
Leeza McGuire	44	1997	VP Regional Director
Andrea Miles	40	2004	MD FM Learning
Mary O’Dowd	50	2005	HR Director FM Corporate
James Schnauer	35	2003	VP Regional Director

Board Members

Margot Lebenberg was appointed to the Board in June 2007 for a period of not less than 18 months, and brings over fifteen years of diverse experience counseling boards of directors for a variety of public companies. Ms. Lebenberg was Secretary, Executive Vice President and General Counsel at The Princeton Review, Inc. from 2004 through the sale of a substantial amount of shares to Bain and Prides Capital in 2007, where she was an executive officer and managed the legal, real estate, insurance and franchise issues for the international company, which provides test preparation and educational support services. While at The Princeton Review she was instrumental in restructuring the corporation and built the company’s first legal department. Prior to that, Ms. Lebenberg was an Executive Vice President and General Counsel, Managing Director and Secretary at Soundview Technology Group, Inc. Soundview Technology Group was later sold to The Charles Schwab Corp. and Ms. Lebenberg played an integral role in the negotiation and structuring of the sale. From 2001-2003, Ms. Lebenberg served as Vice President, Assistant General Counsel and Assistant Secretary of Cantor Fitzgerald and its affiliate eSpeed, Inc. From 1996-2000, she was Senior Vice President, Secretary and General Counsel of SOURCECORP, Incorporated, a business process outsourcing and consulting firm. Ms. Lebenberg is also the founder and President of Living Mountain Capital L.L.C a business advisory consulting firm specializing in corporate development, strategic alliances and restructurings since 1998. Ms. Lebenberg started her career at Morgan, Lewis and Bockius, received her Juris Doctor from Fordham University School of Law and a B.A. from SUNY Binghamton. Ms. Lebenberg is involved in and has served on the Boards of several charities.

Brendan McNutt was appointed to the Board in May 2007 for a period of not less than 18 months and is founder and joint owner of Bryn Melyn Group, a treatment service center for adolescents in North Wales, where he uses his educational, social work, psychotherapeutic and business management skills to further develop the center. Mr. McNutt's career began in the education and social work fields as a teacher at St Joseph's Community Home. Mr. McNutt holds multiple degrees including a B.A. in Social Sciences from Open University, a Master in Education from Liverpool University and a Master of Science in the Psychology of Human Potential from Liverpool John Moores University.

George O'Leary was appointed to the Board in May 2007 for a period of not less than 18 months and is currently the founder and President of SKS Consulting of South Florida Corp. (SKS) where he helps companies implement and execute their strategic plans. Mr. O'Leary started SKS in 2000 with the mission to help companies focus on execution of their core business while shedding their non-core business assets. Currently, Mr. O’Leary is on the boards of directors of multiple public companies. From 1996 to 2000, Mr. O'Leary was CEO and President of Communication Resources Incorporated (CRI), where annual revenues grew from $5 million to $40 million during his tenure. Prior to CRI, Mr. O'Leary was Vice President of Operations of Cablevision Industries, where he ran $125 million of business until it was sold to Time Warner. Mr. O’Leary holds a B.B.A. degree in Accounting with honors from Siena College.

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

Ms. Sabine Steinbrecher was appointed to the Board in December 2007. Ms. Steinbrecher is Founder, President and CEO of Learning Library Inc. (“LLI”), a leading online professional education management and publishing firm, specializing in compliance based education for industry sectors in North America such as real estate, finance, and healthcare. LLI's customers include associations, corporations, training and academic institutions generally seeking to serve stakeholders, reduce costs, or create a profit center through Internet-enabled learning management and publishing.

During December 2007, Jan Vandamme resigned his position as Director and Chairman of the Board, a position he had held since 1998.

Senior Management

Mr. Laurent Fiore joined the Company in 1997 as Technical Adviser assuming the role of Project and Technical Manager. Prior to joining the company, Mr. Fiore worked in worked in private practice and for Reed Midem in Cannes, France.

Ms. Leeza McGuire, joined Button in 1997 as Director of Events and opened the Cannes office where she started the Event Management department. Current top clients include Microsoft, PriceWaterhouseCoopers, Sandisk and Cannes Lions International Advertising Festival. Prior to joining the company, Ms. McGuire worked in Los Angeles for TV and Film production and distribution companies in International Sales and Marketing.

Ms. Andrea Miles joined the Company in 2004 as Managing Director of Futuremedia Learning. Prior to joining the company, Ms. Miles worked at Epic for 5 years as Director of Private Sector Sales. Andrea’s operational experience comes from being tasked with setting up a southern  subsidiary of a Scottish e-learning company.

Ms. Mary O’Dowd joined the Company in 2005 as Human Resources Director. Prior to joining the company, Ms. O’Dowd worked as HR Director for ISL International of Switzerland and CME in the US.

Mr. James Schnauer joined the Company in 2003 as VP Regional Director. Prior to joining the company, Mr. Schnauer obtained a wide experience within the retail, interiors and exhibition design industry.

B.  COMPENSATION

The amount of compensation paid (including benefits in kind) to the Company’s current Directors and senior management during the year ended June 30, 2007 were as follows:

	Basic	Performance
	Salary	Related	Sales	Benefits
	and fees	Bonus	commissions	in kind	Total
	GBP	GBP	GBP	GBP	GBP
Current Board Members:
George O’Leary (1)	18,000	-	-	-	18,000
Margot Lebenberg (2)	3,500	-	-	-	3,500
Brendan McNutt (2)	3,500	-	-	-	3,500
Michiel Steel (3)	36,500	-	-	-	36,500
Current Senior Management:
Laurent Fiore	83,000	-	-	-	83,000
Paul Godwin	34,000	-	-	-	34,000
Leeza McGuire	83,000	-	-	-	83,000
Andrea Miles	103,000	-	-	-	103,000
Mary O’Dowd	72,000	-	-	-	72,000
James Schnauer	83,500	-	-	-	83,500

(1)
George O’Leary’s services are provided to the Company pursuant to the terms of a consultancy agreement between the Company and SKS Consulting of South Florida Corp (of which corporation Mr. O’Leary is President). Under the terms of that consultancy agreement, which is for an initial term of 18 months from May 31, 2007, Mr. O’Leary provides finance consultancy services and other leadership services to the Company in the role of CEO and Principal Accounting Officer. Compensation to Mr. O’Leary under the terms of the agreement is $1,500 per day for time spent working on behalf of the Company, plus a fixed monthly fee of $6,000.

(2)
The services of Ms. Lebenberg and Mr. McNutt are provided to the Company under the terms of the Company’s standard independent director agreement, pursuant to which each Director is paid a fee of GBP3,000 per month plus an additional monthly fee of GBP250 for each committee of the Board on which a Director served. Ms. Lebenberg and Mr. McNutt do not receive any other fees or compensation from the Company.

(3)
The services of Mr. Steel are provided to the Company under the terms of the Company’s standard independent director agreement during the relevant time period, pursuant to which the Director was paid a fee of GBP3,000 per month (GBP3,500 effective June 2007). Mr. Steel does not receive any other fees or compensation from the Company.

The amount of compensation paid (including benefits in kind) to the Company’s former Directors and senior management during the period ended June 30, 2007 were as follows:

	Basic
	Salary	Termination	Benefits
	and fees	payments	in kind	Total
	GBP	GBP	GBP	GBP
Former Board Members :
Robert Bingham (1)	9,000	0	0	9,000
Leonard M. Fertig (2)	169,000	225,000	6,500	400,000
Michael Pilsworth (3)	26,000	0	0	26,000
John Schwallie (3)	30,000	0	0	30,000
Colin Turner (4)	40,000	0	0	40,000
Jan Vandamme (5)	60,000	0	0	60,000
Former Senior Management:
Andrew Bellomy (6)	30,000	0	0	30,000
Thomas Bingham (7)	95,500	0	0	95,500
Brian McArthur Muscroft (8)	43,000		0	43,000
Peter Machin (9)	79,000	0	0	79,000
Graham Mackie (10)	50,000	30,000	0	80,000
Andrew Haire (11)	80,000	0	0	80,000
Marc Ortmans (12)	72,000	0	2,500	74,500

(1)	Mr. R Bingham left the Company on December 13, 2006.

(2)	Mr. Fertig was appointed as CEO in January 2005 and resigned as a Director and CEO of the Group on May 31, 2007. Termination payments are to be paid in 21 monthly installments commencing 27 June 2007.

(3)
The services of Messrs. Pilsworth and Schwallie were provided to the Company under the terms of the Company’s standard independent director agreement during the relevant time period, pursuant to which each Director was paid a fee of GBP2,500 per month plus an additional monthly fee of GBP250 for each committee of the Board on which a Director served. The foregoing Directors do not receive any other fees or compensation from the Company. Messrs. Pilsworth and Schwallie resigned as Directors on May 1, 2007.

(4)
Professor Turner was paid GBP22,500 for his services during his tenure as a Director of the Company, from February 20, 2007 to May 1, 2007. On June 4, 2007 he was appointed President of Futuremedia Group, where his services were provided pursuant to consultancy agreement, which expired on January 31, 2008, under which Professor Turner was paid the equivalent, in euros, of GBP15,000 per month.

(5)	During December 2007, Jan Vandamme resigned his position as Director and Chairman of the Board, a position he had held since 1998

(6)	Andrew Bellomy was appointed Interim CFO of the Company on February 5, 2007. Mr. Bellomy completed his assignment, and left the Company, on May 14, 2007.

(7)	Thomas Bingham left the Company on January 31, 2007.

(8)	Brian McArthur Muscroft was appointed CFO of the Company on June 6, 2006 and resigned from the Company on October 6, 2006.

(9)	Peter Machin acted as Interim CFO of the Company after Mr. McArthur Muscroft resigned, until Andrew Bellomy was appointed interim CFO on February 5, 2007. Mr. Machin left the Company on July 5, 2007.

(10)	Graham Mackie left the Company on April 27, 2007.

(11)	Andrew Haire resigned from the Company on July 31, 2007.

(12)	Marc Ortmans was appointed Managing Director of Button Group Limited on February 6, 2007 and left the Company on October 31, 2007.

As of December 31, 2007, the Directors and members of senior management held the following options to purchase Ordinary Shares:

	Number of Ordinary Shares under Option	Exercise Price	Latest Expiry Date
George O’Leary	4,150,000	$0.0088 to $0.0132	October 2017
Margot Lebenberg	1,900,000	$0.0088	October 2017
Brendan McNutt	1,900,000	$0.0088	October 2017
Michiel Steel	2,050,000	$0.0088 to $0.6106	October 2017

Colin Turner (1)	1,750,000	$0.0132	July 2017
Laurent Fiore	750,000	$0.0132	July 2017
Paul Godwin	750,000	$0.0132	July 2017
Leeza McGuire	750,000	$0.0132	July 2017
Andrea Miles	1,260,000	$0.132 to $1.6040	July 2017
Mary O’Dowd	860,000	$0.0132-0.5836	July 2017
James Schnauer	750,000	$0.0132	July 2017

(1)	- Professor Turner’s consultancy agreement as President of Futuremedia Learning expired on January 31, 2008

During the period ending June 30, 2007, no Directors or members of senior management exercised options to purchase Ordinary Shares.

C.  BOARD PRACTICES

Term of Office

At the General Meeting of Shareholders held on July 26, 2007 all of the following Directors were elected of a term ending immediately after the Annual General Meeting of 2008, unless their terms are earlier terminated by a vote of the shareholders, removal by all of the members of the Board, resignation or death: Ms. Lebenberg, Messrs. McNutt, O’Leary, Steel and Vandamme.

Employment and Service Contracts

Mr. O’Leary’s services are provided to the Company pursuant to the terms of a consultancy agreement between the Company and SKS Consulting of South Florida Corp (of which corporation Mr. O’Leary is President). Under the terms of that consultancy agreement, which is for an initial term of 18 months from May 31, 2007, Mr. O’Leary provides finance consultancy services and other leadership services to the Company in the roles of CEO and Principal Accounting Officer. Compensation to Mr. O’Leary under the terms of the agreement is $1,500 per day for time spent working on behalf of the Company, plus a fixed monthly fee of $6,000. The consultancy agreement is subject to English law.

The services of Ms. Lebenberg and Messrs. McNutt, Steel and Vandamme are retained under independent director service contracts. These contracts will also terminate immediately the individual ceases to remain a Director.

Functioning of the Board of Directors and its Special Committees

The Board of Directors meets upon invitation of the Chairman of the Board or of the Chief Executive Officer, whenever the Company’s interests require it, or when any director requests a meeting. The Board of Directors held 43 meetings during the year ended June 30, 2007.

The Audit Committee operates pursuant to a written Charter that was approved and adopted by the Board of Directors. Under the provisions of the Audit Committee Charter, the Audit Committee is responsible for, among other things: recommending to the Board of Directors the nomination of the independent auditor; reviewing and monitoring the financial reporting process and internal control systems; reviewing the annual financial statements, the scope of the audit and the role and performance of the independent auditor; reviewing the independence of the independent auditors; providing an open avenue for communication between the independent auditor, management and the Board of Directors; reviewing and approving all related party transactions and reviewing its Charter annually. The Audit Committee is authorized to seek outside legal or other advice to the extent it deems necessary or appropriate, provided it shall keep the board advised as to the nature and extent of such outside advice. It is furthermore authorized to confer with Company management and other employees. In accordance with the Sarbanes-Oxley Act and in order to preserve the independence of the auditor, the Audit Committee has implemented a pre-approval procedure for audit and all permitted non-audit services. According to Nasdaq and SEC rules, the Audit Committee must consist of at least three members, all of whom have to be independent directors. The Audit Committee currently comprises Messrs. McNutt (Chairman), Ms. Lebenberg, and Mr. Steel. The Audit Committee held one meeting during the period ended June 30, 2007. John Schwallie acted as Chairman of the Audit Committee until November 2006, when he stood down in order to provide interim strategic and tactical financial consultancy services to the Company for a limited period. Michael Pilsworth assumed the chairmanship of the Audit Committee in November 2006 until he resigned as a Director and audit committee member in May 2007. Mr. McNutt assumed the chairmanship of the Audit Committee in June 2007, and Ms. Lebenberg joined June 2007. The Board of Directors has determined that Mr. McNutt does not meet the requirements of an "audit committee financial expert" as such term is defined under currently applicable rules of the SEC.

The Compensation Committee is responsible for, among other things, reviewing, monitoring and approving the remuneration of the executive directors and senior management of the Company and for administering certain aspects of the Company’s stock option and equity incentive plans. The Compensation Committee is currently comprised of Mr. Steel (Chairman), Mr. McNutt, and Ms. Lebenberg. Mr. McNutt, and Ms. Lebenberg joined in June 2007, replacing Mr. Pilsworth and Mr. Schwallie. Mr. Vandamme resigned as a Director and member of the Compensation Committee in December 2007. The Compensation Committee held no meetings during the period ended June 30, 2007. All compensation issues were voted on by the Board of Directors, therefore the Compensation Committee did not find it necessary to meet separately.

In accordance with the Nasdaq rules, the Board of Directors has adopted resolutions confirming that all future director nominees will be selected in accordance with the Nasdaq rules such that all director nominees will either be selected, or recommended for the Board's selection, by a majority of the independent directors.

Except as disclosed otherwise, the Company believes that it is currently compliant with all SEC and Nasdaq rules and regulations relating to corporate governance, including without limitation requirements that the Board of Directors be comprised of at least a majority of independent directors. In addition, in accordance with the Nasdaq rules, the Company has filed with Nasdaq a “Corporate Governance Certification Form” certifying the Company’s compliance with Nasdaq’s corporate governance rules governing:

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

The Corporate Governance Certification Form is also available on the Company’s website (www.futuremedia.co.uk).

D.  EMPLOYEES

At June 30, 2007, the Company employed 89 persons, including those employed by its wholly-owned subsidiaries EBC and Button. The breakdown of employees, by function by employer within the Futuremedia group, is as follows:

	Futuremedia PLC	Button	Total
Corporate Officers	5	1	6
Tech Support & Delivery	34	28	62
Sales & Marketing	6	3	9
Admin & Finance	8	4	12
Total	53	36	89

At April 30, 2006, the Company employed 137 persons, 6 of whom were corporate officers. Of the remainder, 106 were engaged in technology delivery and support, 9 in sales and marketing and 16 in administrative and financial matters.

As of April 30, 2005, the Company employed 89 persons, three of whom were corporate officers. Of the other employees as of April 30, 2005, 57 were engaged in technology delivery and support, 20 in sales and marketing and nine in administrative and financial matters.

As of January 31, 2008, the Company employed 75 persons.

In addition, it is Company policy to employ contract staff to provide specialist skills when required and tactically when the workload demands across all areas. The Company may offer permanent employment to individual contractors when management can reasonably foresee a continuing commercial requirement for the contractor’s skills. The average number of temporary employees during the periods ended June 30, 2007 and 2006 was 20, and during the years ending April 30, 2006 and 2005 was 12 and 10, respectively.

None of the Company’s employees is covered by a collective bargaining agreement. As at November 30, 2007, 74 of the Company’s employees are employed in the UK, 7 in France and 8 in the US. The Company believes that its relations with its employees are good.

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

E. SHARE OWNERSHIP

Share Ownership

With respect to the share ownership in the Company of the executive officers and Directors of the Company, see the disclosure in Item 7 below regarding “Major Shareholders and Related Party Transactions”.

Set out below is a summary of the plans or arrangements that the Company operates for involving employees in the capital of the Company.

Approved Executive Share Option Scheme. Under the Company’s Approved Executive Share Option Scheme, options to acquire the Company’s Ordinary Shares may be granted to all or selected employees. Any full-time employee, other than a director, of the Company who is not within two years of his or her due date of retirement and who, within one year preceding the grant, did not hold more than 10% of the share capital of the Company, is eligible to participate. The exercise price of the options must be no less than 85%, of the fair market value of the Company’s ADSs on the date of grant. The aggregate value of shares underlying the options granted to any employee may not exceed the greater of GBP100,000 or four times earnings.

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

2005 Unapproved Share Option Scheme (“2005 Unapproved Plan”). Pursuant to the 2005 Unapproved Plan, options may be granted to (a) employees, officers, directors, consultants and advisors of the Company and its Subsidiaries, and (b) any other person who is determined by the Directors (or a committee thereof) to have made (or is expected to make) contributions to the Company of inducement to retain the services of the option holder. The 2005 Unapproved Plan is administered by the Directors (or a committee thereof). Options only become exercisable once any conditions stipulated by the Directors (or a committee thereof) have been satisfied. Such conditions typically consist of time-based vesting. Options are typically exercisable over a period of up to 10 years. The exercise price of the options granted must be at or above the fair market value of the Company’s ADSs on the date of grant.

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

Share Incentive Plan 2005 (“SIP”). The SIP provides UK-based employees with the opportunity to acquire Ordinary Shares on a tax-favored basis. Under the SIP, participants have the ability to enter into an agreement to use up to GBP1,500 per year out of pre-UK tax and pre-UK National Insurance contributions salary to buy Ordinary Shares (“Partnership Shares”). The Company has the discretion to match the Partnership Shares acquired with so called “Matching Shares”, at no cost to participants. Whether the Company matches Partnership Shares and if so what the matching ratio (which may not exceed two Matching Shares for each Partnership Share) would be, is announced to the participant when an invitation is made. In addition to Partnership Shares and Matching Shares (or even in isolation), the Company has the discretion to award up to GBP3,000 of free shares (“Free Shares”) to each eligible employee in an income tax year. The award of Free Shares could be dependent on individual, business unit or corporate performance. The SIP is administered by the Directors (or a committee thereof). No awards may be made under the SIP more than 10 years after the date on which the Plan was formally approved by the UK Inland Revenue.

The 2005 Unapproved Plan, the EMI Plan and the SIP were each approved by the Company’s shareholders at the Extraordinary General Meeting held on July 28, 2005.  The maximum aggregate number of new Ordinary Shares available to be issued under these plans may not exceed 15% of the total authorized ordinary shares.

2007 Unapproved Share Option Scheme (“2007 Unapproved Plan”). Pursuant to the 2007 Unapproved Plan, options may be granted to (a) employees, officers, directors, consultants and advisors of the Company and its Subsidiaries, and (b) any other person who is determined by the Directors (or a committee thereof) to have made (or is expected to make) contributions to the Company of inducement to retain the services of the option holder. The 2007 Unapproved Plan is administered by the Directors (or a committee thereof). Options only become exercisable once any conditions stipulated by the Directors (or a committee thereof) have been satisfied. Options are typically exercisable over a period of up to 10 years. The exercise price of the options granted must be at or above the fair market value of the Company’s ADSs on the date of grant.

The following table summarizes the outstanding options and awards under the plans and arrangements described above as at November 30, 2007:

	Number of Ordinary Shares subject to Options or Awards	Exercise Price per Share	Latest Expiry Date
Approved Executive Share Option Scheme	11,500	$0.91 to $1.59	April 2008
Unapproved Executive Share Option Scheme	1,845,985	$0.10 to $1.60	June 2014
2005 Share Option Plan for New Employees	0	—	—
2005 Unapproved Share Option Plan	125,000	$0.6106	July 2015
Enterprise Management Incentive Plan 2005	21,803,000	$0.01 to $0.61	July 2017
2005 L M Fertig Plan(1)	0	—	—
New Directors Plan 2005	0	—	—
SIP	0	—	—
2007 Unapproved Plan	0	—	—
Total	23,785,485

(1)
- In January 2005, the Company adopted the "Futuremedia Unapproved Executive Share Option Scheme for Len Fertig". Under this scheme, options were granted to the Len Fertig on his appointment as Chief Executive Officer. Options granted pursuant to this plan have a life of ten years from grant, and an exercise price of $0.22-$0.74. Options were forfeited on November 30, 2007, pursuant to Mr. Fertig’s resignation on May 31, 2007.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth certain information, as of January 25, 2008, to the extent that it is known to the Company or can be ascertained from public filings, with respect to the beneficial ownership of the Company’s Ordinary Shares by (i) each director, senior manager and key employee, and (ii) each person known by the Company to own 5% or more of the Company’s ADSs. All figures are based on an aggregate of 842,948,156 Ordinary Shares outstanding as of January 25, 2008, including those Ordinary Shares that are issuable pursuant to the terms of the various convertible loans, warrants and options arrangements to which the Company is a party.

	Amount and
	Nature of
	Beneficial	Percent of
Name and Address of Beneficial Owner (1)	Ownership (2)	Class (2)
George O'Leary	1	*
Margot Lebenberg	0	*
Brendan McNutt	0	*
Michiel Steel	229,258	*
Sabine Steinbrecher	0	*

Laurent Fiore	0	*
Paul Godwin	0	*
Leeza McGuire	0	*
Andrea Miles	243,333	*
Mary O'Dowd	56,667	*
James Schnauer	0	*
Officers and Directors as a Group (11 Persons)	529,258	*

* Indicates less than 1%.

(1)	Unless otherwise noted, the address of the referenced individual is c/o Futuremedia PLC, Nile House, Nile Street, Brighton, East Sussex BN1 1HW, England.

(2)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares subject to securities exercisable or convertible into Ordinary Shares that are currently exercisable or exercisable within 60 days of January 25, 2008, are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. All holders of Ordinary Shares are entitled to one vote per share.

In addition to the information disclosed below under “Related Party Transactions”, the following significant changes in the percentage ownership held by the aforementioned major shareholders having occurred during the past three years:

	Percentage ownership at
	June 30,	April 30,	April 30,
	2007	2006	2005
Rennes/Jobelin Foundations	*	4.55	12.9
T. Bingham	*	8.89	-
M.A.G. Capital, LLC	*	8.43	9.0
J. Vandamme	*	*	-
L. Fertig	*	*	*
M. Pilsworth	*	*	-
M. Steel	*	*	-
J. Schwallie	*	*	-

* Indicates less than 1%.

As of January 31, 2008, the Company had outstanding convertible debentures payable to Cornell with a face value of $16,874,000 (GBP8,479,000). The debentures are convertible into Ordinary Shares at a discount of 5-20% of the lowest closing bid price of the Company’s ADSs for the thirty days prior to conversion. The Company also issued warrants concurrent with the debentures that are convertible into Ordinary Shares. Both the debentures and the warrants contain a provision that Cornell cannot beneficially own more than 4.9% of the Company’s Ordinary Shares at any given time, unless they give the Company 65 days written notice of waiver of such limitation. As discussed in Item 3D, “Risk Factors,” if Cornell were to exercise all of their warrants and convert all of their convertible debt their ownership interest would be 78.15%.

The company is not directly or indirectly owned or controlled by another corporation or foreign government, or any other natural or legal person. There are no other arrangements, known to the Company, which may operate at a subsequent date to cause a change in control of the Company.

B. RELATED PARTY TRANSACTIONS

In November 2006, former Company Director Mr. Schwallie agreed to provide interim financial consultancy services to the Company. During the year ended June 30, 2007, Mr. Schwallie received approximately GBP39,000 in respect of such services.

During the year ended June 30, 2007, the following directors received payment for board services provided through independent service companies: Mr. J. Vandamme GBP59,000 and Mr. M Steel GBP36,500. During the two months ended June 30, 2006, Mr. J. Vandamme received GBP10,000 and Mr. M Steel GBP6,000.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

The consolidated Financial Statements and Other Financial Information of the Company are listed under Item 18 in this Annual Report.

Legal Proceedings

The Company is involved in various legal actions arising in the normal course of business, both as claimant and defendant. While it is not possible to determine with certainty the outcome of these matters, it is possible that the eventual resolution of the following disputes could have a material adverse effect on the Company’s financial position or operating results.

The Company is involved in two disputes with Royal Mail Group PLC (“Royal Mail”). As a supplier of Futuremedia, Royal Mail is claiming GBP403,000, together with interest, in relation to overdue invoices for storage and logistic services provided by Royal Mail. The Company is disputing the claim based on Royal Mail’s performance with respect to the services provided. As a client of Futuremedia under the HCI scheme, Royal Mail have made a claim of GBP359,000, together with interest, for what they believe is an overcharge under the HCI scheme. Futuremedia disputes the claim. The Company are waiting for confirmation of a meeting date from Royal Mail. Legal proceedings have not been initiated in either dispute, and no further response date has been set.

The Company’s former CEO, Leonard Fertig, has threatened legal proceedings to claim in excess of GPB100,000 payable pursuant to his termination agreement with the company entered at the time of his resignation. No legal proceedings have been initiated to date. The Company has provided for this balance as at June 30, 2007. The company disputes that any further sums are due to Mr. Fertig
The Company believes it has made adequate provision in the accounts at June 30, 2007 for the outcome of these disputes.

Dividend Policy

Holders of the Company’s Ordinary shares may, by ordinary resolution, declare dividends, but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Futuremedia has not in the past declared or paid any dividends to holders of its Ordinary Shares, and there is no present intention to declare or pay any such dividend. In addition, the Company does not have distributable reserves in the parent company from which to pay dividends.

B. SIGNIFICANT CHANGES

On August 7, 2006 the Company changed its fiscal year end to June 30 from April 30, effective immediately. This change brings the Futuremedia group of companies under the same reporting calendar and better corresponds to the Company’s business cycle. Subsequently, the consolidated statements of operations and cash flow statement present the results for the year ended June 30, 2007, the period ended June 30, 2006, and the years ended April 30, 2006 and 2005. The balance sheets reflect the financial position as at June 30, 2007 and 2006. The consolidated statements of changes in stockholders’ equity is presented for the year ended June 30, 2007, the period ended June 30, 2006 and the years ended April 30, 2006, 2005 and 2004. Previously, Button and EBC were on a June 30 and December 31 fiscal year end, respectively.

On January 3, 2007, the Company announced the ratio of its ADSs to Ordinary Shares had been changed to 1:50 from 1:1. The Bank of New York, our depositary, contacted registered ADS holders with regards to this change. The record date is December 29, 2006. Shareholders received 1 ADS for each 50 ADSs held. The Bank of New York sold a portion of the new ADSs to establish a cash in lieu rate for fractional ADSs, and ADS holders whose holdings were not exactly divisible by 50 received cash in lieu of fractional amounts, at the rate established by The Bank of New York. Total number of ADSs outstanding after the ratio change was 4,690,176. As a result of this ratio amendment, the ADS price automatically increased proportionally. However, there is no assurance that the post-amendment ADS price will be at least equal to or greater than the pre-amendment ADS price multiplied by the ratio change.

Effective December 3, 2007, the ratio of our ADSs to Ordinary Shares was changed to 1:1,000 from 1:50. The Bank of New York, our depositary, contacted registered ADS holders with regards to this change. Shareholders received 1 ADS for each 1,000 ADSs held. The Bank of New York sold a portion of the new ADSs to establish a “cash in lieu” rate for fractional ADSs, and ADS holders whose holdings were not exactly divisible by 1,000 received cash in lieu of fractional amounts, at the rate established by The Bank of New York. Total number of ADSs outstanding after the ratio change was approximately 587,400. As a result of this ratio amendment, the ADS price automatically increased proportionally. However, there is no assurance that the post-amendment ADS price will be at least equal to or greater than the pre-amendment ADS price multiplied by the ratio change. The ratio reset brought the Company in compliance with Marketplace Rule 4320(e)(2)(E)(i) which requires a minimum bid price of $1.00 per ADS.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

The Company’s ADSs have traded since May 29, 1996, on the Nasdaq Capital Market, and currently trade under the symbol FMDA.

The Company’s warrants were traded on the Nasdaq SmallCap Market under the symbol FMDYW from May 29, 1996 until June 25, 1997. From August 19, 1993 until May 29, 1996 the Company’s ADSs and warrants traded on the Nasdaq National Market. The warrants issued on August 19, 1993 lapsed in August 2003.

On January 3, 2007, the Company announced the ratio of its ADSs to Ordinary Shares had been changed to 1:50 from 1:1.

Effective December 3, 2007, the ratio of our ADSs to Ordinary Shares was changed to 1:1,000 from 1:50.

On January 16, 2008, the Company received a notice of non-compliance from the staff of the Listing Qualifications Department of The Nasdaq Stock Market. The notice indicated that based upon the Company's failure to timely file the Annual Report on Form 20-F for the fiscal year ended June 30, 2007 with the SEC, as required by Nasdaq Marketplace Rule 4320(e)(12), the Company's common stock is subject to delisting from The Nasdaq Capital Market unless the Company requests a hearing before a Nasdaq Listing Qualifications Panel. The Company has a hearing scheduled for February 21, 2008.

The last sale prices of the Company’s securities have been within the following ranges during the periods shown. The quotations set forth below are inter-dealer quotations, without retail mark-ups, mark-downs or commissions, and do not necessarily represent actual transactions. ADS trading prices shown are adjusted to reflect the change in ratio of our ADSs to Ordinary Shares to 1:1,000, which became effective December 3, 2007.

(1) Each of the last five fiscal years.

	ADS Price ($)		Warrants Price ($)
	High	Low	High	Low
Year Ending June 30, 2007	220.00	10.60	n/a	n/a
Two Months Ending June 30, 2006	300.00	210.00	n/a	n/a
Year Ending April 30, 2006	700.00	180.00	n/a	n/a
Year Ending April 30, 2005	1,630.00	340.00	n/a	n/a
Year Ending April 30, 2004	2,080.00	100.00	n/a	n/a
Year Ending April 30, 2003	160.00	60.00	0.62	0.62

(2) Each full financial quarter for the two most recent full financial years:

	ADS Price ($)
	High	Low
Year Ended June 30, 2007
First Quarter	220.00	100.00
Second Quarter	110.00	50.00
Third Quarter	66.80	22.20
Fourth Quarter	28.00	10.60

Two Months Ended June 30, 2006	300.00	210.00

Year Ended April 30, 2006
First Quarter	630.00	360.00
Second Quarter	700.00	490.00
Third Quarter	530.00	220.00
Fourth Quarter	350.00	180.00

(3) Each month for the most recent six months:

	ADS Price ($)
	High	Low
January 2008	2.10	1.25
December 2007	4.00	2.08
November 2007	7.80	3.80
October 2007	12.00	7.40
September 2007	13.80	9.20
August 2007	18.40	12.80

The last reported sale price of our ADSs on February 13, 2008 on the Nasdaq Capital Market was $1.21.

C. PLAN OF DISTRIBUTION

Not Applicable

D. MARKETS

The Company’s ADSs are listed on the Nasdaq-CM under the symbol “FMDA”.

E. SELLING SHAREHOLDERS

Not Applicable

F. DILUTION

Not Applicable

G. EXPENSES OF THE ISSUE

Not Applicable

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not Applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Incorporated by reference to the Company’s Registration Statement on Form F-1 (Registration No. 33-639941) and as amended (previously filed as Exhibit 1.2 to the Company’s Annual Report on Form 20-F for the year ended April 30, 2004) and as further amended and as filed as Exhibit 1.1 to this Annual Report on Form 20-F for the year ended June 30, 2007.

C. MATERIAL CONTRACTS

None.

D. EXCHANGE CONTROLS

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

E. TAXATION

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

UK Stamp Duty and Stamp Duty Reserve Tax

Subject to certain exemptions, stamp duty will be charged at the rate of 1.5% rounded up to the nearest GBP5, or there will be a charge to the stamp duty reserve tax at the rate of 1.5% on the amount or value of the consideration paid, or in some circumstances the issue price or open market value, on a transfer or issue of Ordinary Shares to, or to a nominee for, a person whose business is or includes the issuing of depositary receipts. The stamp duty reserve tax on the deposit of Ordinary Shares with the depositary will be payable by the person depositing those Ordinary Shares. Where stamp duty reserve tax is charged on a transfer of Ordinary Shares and ad valorem stamp duty is chargeable on the instrument effecting the transfer, the amount of the stamp duty reserve tax charged is an amount equal to the excess, if any, of the stamp duty reserve tax charge due on the transfer after the deduction of the stamp duty paid.

You will not be entitled to a foreign tax credit with respect to any UK stamp duty or stamp duty reserve tax, but may be entitled to a deduction subject to applicable limitations under the Code. You are urged to consult your own tax advisors regarding the availability of a deduction under their particular circumstances.

Transfers of ADRs

UK stamp duty will only be payable on an instrument transferring an ADR or on a written agreement to transfer an ADR where (i) the instrument of transfer is executed in the United Kingdom or (ii) there is any matter to be done to perfect the transfer in the UK or (iii) the document is brought into the UK. In these cases the transfer of an ADR could, depending on the circumstances, attract a charge to ad valorem stamp duty at the rate of 0.5% of the value of the consideration (rounded up to the nearest GBP5) plus interest and penalties if not stamped within 30 days of execution.

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

Taxation of Dividends

We have not included a detailed discussion of the tax consequences to holders of Ordinary Shares or ADSs of the payment of dividends in light of the Company’s present inability to pay dividends. As noted above, pursuant to the English Companies Act of 1985 a company may not pay a dividend while it has an accumulated deficit. As of June 30, 2007, our accumulated deficit was GBP34,678,000.

Under current UK domestic law, if it becomes possible for a dividend to be paid, no UK withholding tax would be payable in respect of such dividend.

F. DIVIDENDS AND PAYING AGENTS

Not Applicable

G. STATEMENT BY EXPERTS

Not Applicable

H. DOCUMENTS ON DISPLAY

Copies of this Annual Report on Form 20-F, including the exhibits hereto, may be inspected without charge at the SEC’s principal office at 450 Fifth Street, NW, Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the SEC upon payment of certain fees prescribed by the SEC.

I. SUBSIDIARY INFORMATION

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion about the Company’s market risk involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements.

Equity Price Risk. As of June 30, 2007 the Company had outstanding convertible loans with a face value of GBP6,621,000 that are convertible into its equity at various discounts to market ranging from 5-20% of the lowest bid price for the 30 days prior to conversion. As a result of the floating conversion price, fluctuations in the Company’s stock price affect the number of Ordinary Shares which are issuable upon conversion of the loans. In addition, warrants that are accounted for as derivative liabilities have been issued to various parties. The fair values of these warrants are effected, inter alia, by charges in the Company’s share price. Furthermore, changes in the Company’s share price effect the value of the embedded conversion feature. As of June 30, 2007 a hypothetical 10% decrease in the trading price of our ADSs would have resulted in the issuance of an additional 118,693,732 Ordinary Shares to satisfy the outstanding principal.

Interest Rate Risk.  The Company’s exposure to interest rate risk from changes in market interest rates relates primarily to its outstanding convertible loans. Certain of the convertible loan arrangements that the Company has entered into carry fixed interest rates ranging from 7% to 12%, and certain of the convertible loans carry floating interest rates that are pegged to the published rates plus a 2% premium. Interest rate fluctuations could impact the amount of interest expense we record in our statement of operations, and the amount of interest we are required to pay on the loans, either in cash or through the issuance of Ordinary Shares. The Company is also exposed to interest rate risk from changes in market interest rates relative to its cash balances. The Company does not hold derivative financial instruments or equity investments in its investment portfolio. Due in part to these factors, the Company’s future interest income may be adversely impacted due to changes in interest rates. In the event the Company is successful in raising additional capital, and generating profits from its core business, the Company expects to have additional cash balances to invest in a wider array of short-and long-term securities and other investments. There have been no material changes in the Company’s investment methodology regarding its cash equivalents and short-term investments during the year ended June 30, 2007. Based on the Company’s outstanding loans at June 30, 2007, a hypothetical 1% increase/decrease in weighted-average interest rates would increase/decrease the Company’s annual interest expense by approximately GBP46,000.

Foreign Currency Risk.  The Company conducts business internationally in several currencies, and as such, is exposed to adverse movements in foreign currency exchange rates. The Company’s exposure to foreign exchange rate fluctuations arise in part from: (1) translation of the financial results of foreign subsidiaries into British Pounds Sterling in consolidation; (2) the re-measurement of non-functional currency assets, liabilities and intercompany balances into the appropriate functional currency for financial reporting purposes; and (3) non-British Pounds Sterling denominated sales to foreign customers. The Company does not hedge or use foreign currency forward contracts to manage its foreign currency risks. The Company is exposed to foreign currency risk with respect to its Button operations, a significant portion of which are conducted in the U.S. and France, and from convertible loans which are denominated in U.S. Dollars. The Company records gains and losses on financing instruments denominated in foreign currency in foreign currency gains and losses, and records foreign currency translations from foreign subsidiaries in the comprehensive income (loss) section of its consolidated statement of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of June 30, 2007, the Company was technically in default of its convertible loans with Cornell, TAIB, and Certain Wealth dated April 19, 2006 with a face value of $7,500,000, and August 3, 2006 with a face value of $1,500,000, due to the Company’s failure to register shares underlying the convertible loans by the prescribed due date, and subsequently due to failure to file its Form 20-F for the year ended June 30, 2007. The Company is also in default of the loan dated June 1, 2007 in the amount of $4,600,000, which stipulates default on any prior loans as a condition of default. As a result, Cornell has the right to call the full face value of each note. However, the Company expects to receive a waiver of default shortly after filing of this Form 20-F. The Company has recorded the carrying value of these notes as current liabilities as of June 30, 2007.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

a) Disclosure Controls and Procedures

The Company is required to maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer (“CEO”) as appropriate, to allow timely decisions regarding required disclosure.

In connection with the preparation of this Form 20-F for the year ended June 30, 2007, management, under the supervision of the CEO, conducted an evaluation of disclosure controls and procedures. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control systems are met. As described in Note 3 to the financial statements the previously reported financial results for the two months ended June 30, 2006 and the year ended April 30, 2006 have been restated. Management concluded that these restatements were due to material weaknesses related primarily to the lack of continuity in finance staff, and therefore obtaining information relating to historical transactions, and to the lack of US GAAP knowledge within the Company. Because the material weaknesses identified had not been remediated as of June 30, 2007, the CEO concluded that the Company’s disclosure controls and procedures were not effective as of June 30, 2007.

c) Subsequent Changes in Internal Control over Financial Reporting

Due to its identification of material weaknesses in its internal controls as of June 30, 2007 as described above, the Company is seeking to improve its controls over financial reporting. Accordingly, the Company has engaged outside financial consultants to assist it with its convertible loan and related derivative financial instrument valuations, and with other U.S. GAAP accounting principles.

Except as disclosed above, there were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee currently comprises Mr. McNutt (Chairman), Ms. Lebenberg, and Mr. Steel. Mr. McNutt assumed the chairmanship of the Audit Committee in June 2007. The Board of Directors has determined that Mr. McNutt does not meet the requirements of an "audit committee financial expert" as such term is defined under currently applicable rules of the SEC. Mr. McNutt is an independent director. The Company does not have a financial expert on its audit committee due to financial constraints, as well as difficulty in successfully locating and engaging individuals with expertise in US GAAP, as well as extensive knowledge of UK and French business issues and culture.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the total remuneration that was billed to the Company and its subsidiaries by the Company’s current and former Independent Registered Public Accounting Firm, in each of the Company’s three most recent accounting periods:

	(A)	(B)	(C)
	Year	Two Months	Year
	Ended	Ended	Ended
	June 30,	June 30,	April 30,
	2007	2006	2006
	(GBP'000)
Audit Fees	227	118	155
Audit-Related Fees	0	0	233
Tax Fees	9	0	18
All Other Fees	43	5	19
Total	279	123	425

(A)
- Audit fees include (i) GBP177,000 billed by Deloitte & Touche LLP who were appointed as auditors on October 25, 2007, and (ii) GBP50,000 billed by BDO Stoy Hayward LLP, who were dismissed as auditors on October 15, 2007.

(B)	- Amounts billed by Deloitte & Touche LLP who were appointed as auditors on October 25, 2007.

(C)	- Amounts billed by BDO Stoy Hayward LLP who were dismissed as auditors on October 15, 2007.

The Audit Fees for the fiscal year/period ended June 30, 2007 and 2006 and for the fiscal year ended April 30, 2006 were for professional services rendered for the annual audits of the Company’s consolidated financial statements, statutory audits required by foreign jurisdictions, issuance of consents and review of documents filed with the SEC.

The Audit Related Fees for the fiscal year ended April 30, 2006 were for specific accounting and consultation issues, as well as fees associated with audit and due diligence activities regarding the acquisitions of EBC and Button.

Tax Fees for the fiscal year/period ended June 30, 2007 and 2006 and for the fiscal year ended April 30, 2006 were for services performed in connection with income tax compliance, consulting and tax research services and assistance with tax computations.

Other Fees included consultancy work on taxation aspects of the Home Computing Initiative.

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

Financial Statements	Page
Report of Independent Registered Public Accounting Firm	F-1
Report of Independent Registered Public Accounting Firm	F-2
Audited Financial Statements
Consolidated Balance Sheets at June 30, 2007 and 2006	F-3
Consolidated Statements of Operations for the fiscal year/period ended June 30, 2007 and 2006, and fiscal years ended April 30, 2006 and 2005	F-5
Consolidated Statements of Changes in Stockholders’ (Deficit)/Equity for the fiscal year/period ended June 30, 2007 and 2006, and fiscal years ended April 30, 2006 and 2005	F-6
Consolidated Statements of Cash Flows for the fiscal year/period ended June 30, 2007 and 2006, and fiscal years ended April 30, 2006 and 2005	F-8
Notes to Consolidated Financial Statements	F-9

All other Schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F.

Exhibit Number	Exhibit Description
1.1
Amended and Restated Articles of Association of Futuremedia PLC (previously filed as Exhibit 1.1 to Futuremedia PLC’s Annual Report on Form 20-F for the year ended April 30, 2005, filed on August 4, 2005, File No. 000-21978 (the “2005 20-F”).

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

2.42
Investor Registration Rights Agreement (the “$550,000 Investor Registration Rights Agreement”) dated September 28, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP, in connection with the Cornell $550,000 Securities Purchase Agreement (previously filed as Exhibit 3 to the Registrant’s Form 6-K filed on September 28, 2006, File No. 000-21978, and incorporated herein by reference).

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

2.49
Form of Deposit Agreement dated as of August 17, 1993, among Futuremedia Plc, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder (previously filed as Exhibit 1 to the Registrant’s Form F-6 filed on January 11, 2007, File No. 333-139921, and incorporated herein by reference).

2.50
Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered (previously filed as Exhibit 2 to the Registrant’s Form F-6 filed on January 11, 2007, File No. 333-139921, and incorporated herein by reference)

2.51	Certification under Rule 466 (previously filed as Exhibit 3 to the Registrant’s Form F-6 filed on January 11, 2007, File No. 333-139921, and incorporated herein by reference).

2.52
Securities Purchase Agreement, dated June 1, 2007, between Futuremedia PLC and Cornell
Capital Partners, L.P. (previously filed as Exhibit 2 to the Registrant’s Form 6-K filed on June 5, 2007, File No. 000-21978, and incorporated herein by reference).

2.53
Secured Convertible Debenture (United States), issued on June 1, 2007 by Futuremedia PLC to Cornell Capital Partners, L.P. (previously filed as Exhibit 3 to the Registrant’s Form 6-K filed on June 5, 2007, File No. 000-21978, and incorporated herein by reference).

2.54
Debenture (United Kingdom), issued on June 1, 2007 by Futuremedia PLC to Cornell Capital Partners, L.P. (previously filed as Exhibit 4 to the Registrant’s Form 6-K filed on June 5, 2007, File No. 000-21978, and incorporated herein by reference).

2.55
Registration Rights Agreement, dated June 1, 2007, between Futuremedia PLC and Cornell
Capital Partners, L.P. (previously filed as Exhibit 5 to the Registrant’s Form 6-K filed on June 5, 2007, File No. 000-21978, and incorporated herein by reference).

2.56
Subscription Agreement, executed May 2, 2007, between National Air Cargo, Middle East, FZE and Futuremedia PLC. (previously filed as Exhibit 6 to the Registrant’s Form 6-K filed on June 5, 2007, File No. 000-21978, and incorporated herein by reference).

2.57
Warrant Agreement, issued on May 2, 2007 by Futuremedia PLC. (previously filed as Exhibit 7 to the Registrant’s Form 6-K filed on June 5, 2007, File No. 000-21978, and incorporated herein by reference).

2.58
Form of Registration Rights Agreement dated August 20, 2007 by and between Futuremedia and Yorkville (previously filed as Exhibit 2 to the Registrant’s Form 6-K filed on August 29, 2007, File No. 000-21978, and incorporated herein by reference).

2.59
Form of Securities Purchase Agreement dated August 20, 2007 by and between Futuremedia and Yorkville (previously filed as Exhibit 3 to the Registrant’s Form 6-K filed on August 29, 2007, File No. 000-21978, and incorporated herein by reference).

2.60
Form of Secured Convertible Debenture in the principal amount of $3,200,000 due August 20, 2010 issued in connection with the Securities Purchase Agreement (previously filed as Exhibit 4 to the Registrant’s Form 6-K filed on August 29, 2007, File No. 000-21978, and incorporated herein by reference).

2.61
Form of Warrant with an issuance date of August 20, 2007 issued in connection with the Securities Purchase Agreement (previously filed as Exhibit 5 to the Registrant’s Form 6-K filed on August 29, 2007, File No. 000-21978, and incorporated herein by reference).

4.1
Consent of Cornell Capital Partners, LP (“Cornell”) dated October 24, 2006 in connection with the $5 Million Private Placement (previously filed as Exhibit 4 to the Registrant’s Form 6-K filed on October 25, 2006, File No. 000-21978, and incorporated herein by reference).
.

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

4.14	Form of Service Agreement dated February 14, 2005 between Registrant and Leonard M. Fertig (previously filed as Exhibit 4.22 to the Registrant’s 2005 20-F, and incorporated herein by reference).

4.15	Form of Service Agreement dated February 28, 2005 between Registrant and Mark Wilshire (previously filed as Exhibit 4.23 to the Registrant’s 2005 20-F, and incorporated herein by reference).

4.16	Form of Non-Executive Director Service Agreement dated February 22, 2005 (previously filed as Exhibit 4.24 to the Registrant’s 2005 20-F, and incorporated herein by reference).

4.17	Form of Non-Executive Director and Chairman Service Agreement dated February 22, 2005 (previously filed as Exhibit 4.15 to the Registrant’s 2005 20-F, and incorporated herein by reference).

8.1	List of Subsidiaries of the Registrant (filed herewith).

11.1	Code of Business Conduct, adopted by the Registrant’s Board of Directors on April 22, 2004 (previously filed as Exhibit 11.1 to the Registrant’s 2004 20-F, and incorporated herein by reference).

12.1	Chief Executive Officer and Principal Accounting Officer Certification (SEC Rule 13a-14(a) / 15d-14(a)) (filed herewith).

13.1	Chief Executive Officer and Principal Accounting Officer Certification (18 U.S.C. 1350) (filed herewith).

15.1	Consent of BDO Stoy Hayward LLP, previous Independent Registered Accounting Firm, (filed herewith).

15.2	Consent of Deloitte & Touche LLP, Independent Registered Accounting Firm, (filed herewith).

15.3	Registrant’s Audit Committee Charter, dated as of June 22, 2005 (previously filed as Exhibit 15.2 to the Registrant’s 2005 20-F, and incorporated herein by reference).

15.4	Registrant’s Compensation Committee Charter, dated as of May 19, 2005 (previously filed as Exhibit 15.3 to the Registrant’s 2005 20-F, and incorporated herein by reference).

15.5
Policy Statement On Securities Trades by Company Officers, Directors and Certain Other Significant Employees adopted by the Registrant’s Board of Directors on July 2, 2003 (previously filed as Exhibit 15.2 to the Registrant’s 2004 20-F, and incorporated herein by reference ).

15.6
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

FUTUREMEDIA PLC (Registrant)

By:	/s/ George O’Leary
Name: George O’Leary
Title: Chief Executive Officer, Principal Accounting Officer and Authorized Signatory

FUTUREMEDIA PLC AND SUBSIDIARIES
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Futuremedia PLC

We have audited the accompanying consolidated balance sheets of Futuremedia PLC as of April 30, 2006 and 2005 (not separately presented herein) and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Futuremedia PLC as of April 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might arise from the outcome of this uncertainty.

As described in Note 3, the Company has restated its 2006 financial statements.

/s/ BDO Stoy Hayward LLP
London, England

August 25, 2006 (except for Notes 3 and 4, February 19, 2008)

FUTUREMEDIA PLC AND SUBSIDIARIES
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Futuremedia PLC

We have audited the accompanying consolidated balance sheets of Futuremedia PLC and subsidiaries (the “Company”) as of June 30, 2007 and 2006, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ (deficit)/equity, and cash flows for the year ended June 30, 2007 and for the two month period ended June 30, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Futuremedia PLC and subsidiaries at June 30, 2007 and 2006, and the results of their operations and their cash flows for the year ended June 30, 2007 and the two month period ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses and cash outflows from operations and stockholders’ deficit raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte & Touche LLP
London, England
February 19, 2008

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30,
	2007	2006
		Restated*
	(GBP’000)
ASSETS

Current assets
Cash and cash equivalents	709	1,574
Accounts receivable, less allowance of GBP69,000 in 2007 and GBP48,000 in 2006 for doubtful accounts	730	1,842
Unbilled accounts receivable	218	1,152
Other current assets	396	292
Inventories	36	108
Prepaid expenses	234	258
Total current assets	2,323	5,226

Property and equipment, net	243	605
Goodwill	5,675	8,194
Intangible assets, net	3,743	4,844
Other long term assets	207	0

TOTAL ASSETS	12,191	18,869

* -	The balance sheet at June 30, 2006 has been restated for prior period accounting errors, as more fully discussed in Note 3.

See accompanying notes to the consolidated financial statements.

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30,
	2007	2006
		Restated*
	(GBP’000)
LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Bank overdraft	273	160
Deferred income	1,548	3,459
Accounts payable	2,185	3,979
Other taxes and social security costs	1,411	1,190
Deferred tax liability	343	1,041
Accrued expenses and other current liabilities	1,517	2,013
Convertible debentures, face value GBP6,621,000 as of June 30, 2007	1,107	0
Derivative financial instruments	5,729	2,949
Total current liabilities	14,113	14,791

Commitments and contingencies (Note 15)	0	0

Convertible debentures, face value of GBP5,854,000 as of June 30, 2006	0	997
Other long term liabilities	57	348

Stockholders’ deficit
Ordinary shares of 0.01p each
Authorized - 350,000,000
Issued and outstanding - 338,548,904 at June 30, 2007, 161,960,188 at June 30, 2006	3,762	1,801
Preference shares of 2p each
Authorized - 2,000,000
Issued and outstanding - zero	0	0
Additional paid-in capital	29,019	26,285
Accumulated deficit	(34,678)	(25,257)
Accumulated other comprehensive loss- cumulative translation adjustment	(82)	(96)
Total stockholders’ (deficit) equity	(1,979)	2,733

TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT)/EQUITY	12,191	18,869

* -	The balance sheet at June 30, 2006 has been restated for prior period accounting errors, as more fully discussed in Note 3.

See accompanying notes to the consolidated financial statements.

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

		Two
	Year	Months	Year	Year
	Ended	Ended	Ended	Ended
	June 30,	June 30,	April 30,	April 30,
	2007	2006	2006	2005
		Restated*	Restated*

	(GBP'000, except per share data)
Net sales
Products	1,723	1,204	14,404	13,453
Services	11,767	1,908	2,238	1,945
Total net sales	13,490	3,112	16,642	15,398

Cost of sales
Products	966	944	13,464	11,813
Services	7,059	1,185	324	2,545

Gross profit	5,465	983	2,854	1,040

Operating expenses
Sales and marketing	1,125	142	2,022	1,687
General and administrative	8,563	1,072	5,089	2,797
Facilities expenses	810	154	370	289
Impairment charge	2,519	0	0	0
Total operating expenses	13,017	1,368	7,481	4,773

Operating loss	(7,552)	(385)	(4,627)	(3,733)

Interest income	14	6	41	119
Interest expense	(1,510)	(113)	(1,354)	(45)
Foreign currency gains (losses)	521	35	263	(9)
Share of loss from equity investment including impairment of GBP343,000 in the year ended April 30, 2005	0	0	0	(359)
Profit on disposal of equity investment	0	0	0	54
Gain (loss) on derivative financial instruments	(1,154)	3,556	(502)	0

Income (loss) from continuing operations before tax	(9,681)	3,099	(6,179)	(3,973)
Income taxes	644	(55)	0	0
Income (loss) from continuing operations	(9,037)	3,044	(6,179)	(3,973)

Discontinued operations
Income (loss) from operations of discontinued operations	(256)	(37)	(355)	16
Loss on disposal of discontinued operations	(128)	0	0	0
Gain (loss) from discontinued operations (net of tax GBPnil)	(384)	(37)	(355)	16

Net income (loss)	(9,421)	3,007	(6,534)	(3,957)

Comprehensive income (loss):
Foreign currency translation adjustment	14	5	7	(1)
Comprehensive income (loss)	(9,407)	3,012	(6,527)	(3,958)

All per share amounts reflected in British Pounds Sterling
Income (loss) per share from continuing operations -- basic	(0.04)	0.02	(0.07)	(0.04)
Income (loss) per share from continuing operations -- fully diluted	(0.04)		(0.07)	(0.04)
Income (loss) per share from discontinued operations -- basic	(0.00)	(0.00)	(0.00)	0.00
Income (loss) per share from discontinued operations -- fully diluted	(0.00)	(0.00)	(0.00)	0.00
Net income (loss) per share -- basic	(0.04)	0.02	(0.07)	(0.04)
Net income (loss) per share -- fully diluted	(0.04)		(0.07)	(0.04)

Income (loss) per ADS from continuing operations -- basic	(36.06)	20.36	(65.58)	(44.86)
Income (loss) per ADS from continuing operations -- fully diluted	(36.06)		(65.58)	(44.86)
Income (loss) per ADS from discontinued operations -- basic	(1.53)	(0.25)	(3.77)	0.18
Income (loss) per ADS from discontinued operations -- fully diluted	(1.53)		(3.77)	0.17
Net income (loss) per ADS -- basic	(37.59)	20.11	(69.35)	(44.68)
Net income (loss) per ADS -- fully diluted	(37.59)		(69.35)	(44.68)

Weighted average shares outstanding -- basic	250,636,202	149,536,053	94,220,879	88,559,952

Weighted average ADSs outstanding -- basic	250,636	149,536	94,221	88,560

* -
Results of operations for the two month period ended June 30, 2006 and year ended April 30, 2006 have been restated for prior period accounting errors, as more fully discussed in Note 3, and represented for operations of the discontinued holding company, Futuremedia Sverige AB and its subsidiary, Open Training Sweden AB (collectively, “Open Training”), as more fully discussed in Note 4.

See accompanying notes to the consolidated financial statements.

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ (DEFICIT)/EQUITY

	Number of Ordinary Shares	Share Capital Amount	Additional Paid-in Capital	Receivable from Subscription	Accumulated Deficit	Cumulative Translation Adjustment	Total Stockholders’ Equity / (Deficit)

		(GBP‘000)	(GBP‘000)	(GBP‘000)	(GBP‘000)	(GBP‘000)	(GBP‘000)

At April 30, 2004	87,239,486	969	18,642	0	(17,773)	(107)	1,731
Exchange translation adjustments	0	0	0	0	0	(1)	(1)
Net loss	0	0	0	0	(3,957)	0	(3,957)
Receivable from subscription	0	0	0	(18)	0	0	(18)
Share based compensation expense	0	0	(306)	0	0	0	(306)
Issuance of shares re acquisition (net of issuance costs of GBP160,000)	1,735,840	19	360	0	0	0	379
Issuance of shares re investment (net of issuance costs of GBP32,000)	1,385,392	15	442	0	0	0	457
Issuance of shares re exercise of options (net of issuance costs of GBP6,000)	1,408,758	16	119	0	0	0	135
Other	3	0	0	0	0	0	0
At April 30, 2005	91,769,479	1,019	19,257	(18)	(21,730)	(108)	(1,580)
Exchange translation adjustments	0	0	0	0	0	7	7
Net loss	0	0	0	0	(6,534)	0	(6,534)
Share based compensation expense	0	0	20				20
Issuance of shares re acquisition of Executive Business Channel Limited (net of issuance costs of GBP24,000)	4,776,442	53	623	0	0	0	676
Issuance of shares re acquisition costs (net of issuance costs of GBP8,000)	2,352,348	26	210	0	0	0	236
Issuance of shares re investment (net of issuance costs of GBP94,000)	20,867,473	234	2,070	0	0	0	2,304
Issuance of shares re exercise of options (net of issuance costs of GBP1,000)	300,000	3	16	0	0	0	19
Issuance of shares re Loan repayment (net of issuance costs of GBP55,000)	12,780,166	142	938	0	0	0	1,080
Issuance of shares re financing fee in connection with convertible loans (net of issuance costs of GBP1,000)	187,500	2	27	0	0	0	29
Issuance of shares re settlement of outstanding accounts (net of issuance costs of GBP2,000)	339,941	4	83	0	0	0	87
At April 30, 2006	133,373,349	1,483	23,244	(18)	(28,264)	(101)	(3,656)

	Number of Ordinary Shares	Share Capital Amount	Additional Paid-in Capital	Receivable from Subscription	Accumulated Deficit	Cumulative Translation Adjustment	Total Stockholders’ Equity / (Deficit)
At April 30, 2006	133,373,349	1,483	23,244	(18)	(28,264)	(101)	(3,656)
Exchange translation adjustments	0	0	0	0	0	5	5
Net income	0	0	0	0	3,007	0	3,007
Share based compensation expense	0	0	50	0	0	0	50
Issuance of shares re investment (net of issuance costs of GBP6,000)	1,348,575	15	126	0	0	0	141
Issuance of shares re acquisition of Button Communications Holdings Limited (net of issuance costs of GBP104,000)	24,460,435	272	2,624	0	0	0	2,896
Issuance of shares to repay convertible loans (net of issuance costs of GBP7,000)	1,489,425	17	102	0	0	0	119
Issuance of shares re settlement of outstanding accounts (net of issuance costs of GBP6,000)	1,288,404	14	139	0	0	0	153
Write off of stock subscription receivable	0	0	0	18	0	0	18
At June 30, 2006	161,960,188	1,801	26,285	0	(25,257)	(96)	2,733
Exchange translation adjustments	0	0	0	0	0	14	14
Net loss	0	0	0	0	(9,421)	0	(9,421)
Share based compensation expense	1,659,314	18	230	0	0	0	248
Issuance of shares re investment (net of issuance costs of GBP24,000)	19,135,086	213	300	0	0	0	513
Issuance of shares re acquisition of EBC additional costs (net of issuance costs of GBP5,000)	2,257,319	25	124	0	0	0	149
Issuance of shares re Loan repayment (net of issuance costs of GBP56,000)	58,521,685	649	1,070	0	0	0	1,719
Issuance of shares upon exercise of warrants (net of issuance costs of GBP59,000)	92,500,000	1,028	922	0	0	0	1,950
Issuance of shares re financing fee in connection with convertible loans (net of issuance costs of GBP2,000)	1,165,000	13	28	0	0	0	41
Issuance of shares re settlement of outstanding accounts (net of issuance costs of GBP3,000)	1,350,312	15	60	0	0	0	75
At June 30, 2007	338,548,904	3,762	29,019	0	(34,678)	(82)	(1,979)

See accompanying notes to the consolidated financial statements.

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year	Two Months	Year	Year
	Ended	Ended	Ended	Ended
	June 30,	June 30,	April 30,	April 30,
	2007	2006	2006	2005
		Restated*	Restated*

	(GBP’000)
Operating activities
Net income (loss)	(9,421)	3,007	(6,534)	(3,957)
Adjustments to reconcile net income (loss) loss to net cash provided by (used in) operating activities
Depreciation and amortization	995	130	444	290
Amortization of discount on notes payable	425	166	1,139	0
(Gain) loss on derivative financial instruments	1,154	(3,556)	502	0
Gain on disposal of investment	0	0	0	(51)
Loss on disposal of equipment	177	0	0	0
Loss on disposal of Open Training	128	0	0	0
Share of loss from equity investment	0	0	0	343
Release of HCI provision	0	0	0	0
Impairment charge	2,519	0	30	0
Stock based compensation expense	248	50	89	(306)
Income taxes	(644)	55	0	0
Non-cash foreign currency (gain)	(521)	(35)	(269)	0

Changes in operating assets and liabilities:
Accounts receivable	985	1,046	(562)	915
Amounts recoverable on contracts	0	70	74	0
Unbilled accounts receivable	934	(406)	0	0
Amounts recoverable from vendors	0	280	0	(68)
Other current assets	(148)	1,071	117	1,072
Inventories	72	294	220	22
Prepaid expenses	21	350	236	(195)
Deferred income	(1,879)	(818)	593	575
Accounts payable	(1,801)	375	99	184
Other taxes and social security costs	274	484	132	(1,278)
Other accounts payable	0	(126)	(29)	33
Accrual for National Insurance costs on stock options	0	(18)	0	0
Accrual for sales commissions due	0	(268)	0	0
Other accrued expenses	(262)	(1,507)	502	(1,304)
Net cash provided by/(used in) operating activities	(6,744)	644	(3,217)	(3,725)

Investing activities
Acquisition of Executive Business Channel Limited, net of cash acquired	0	0	(3,750)	(419)
Acquisition of Button Communications Holdings Limited, net of cash acquired	0	(2,300)	0	0
Acquisition costs	0	(119)	(553)	0
Capital expenditures	(238)	(29)	(172)	(321)
Proceeds on disposal of investments and fixed assets	0	0	0	354
Proceeds from sale of Open Training AB, net of cash sold	32	0	0	0
Net cash provided used in investing activities	(206)	(2,448)	(4,475)	(386)

Financing activities
Proceeds from convertible loans, net	3,631	0	7,898	0
Repayment of debt	(866)	0	0	0
Proceeds of ordinary share issues	474	2,524	41	612
Share issue costs	(149)	(99)	(194)	(67)
Proceeds from exercise of stock warrants	2,775	0	0	0
Change in balance of bank overdraft	113	(227)	0	0
Net cash provided by financing activities	5,978	2,198	7,745	545

Effects of exchange rates on cash	107	25	18	(1)

Net (decrease)/increase in cash and cash equivalents	(865)	419	71	(3,567)
Cash and cash equivalents at beginning of period	1,574	1,155	1,084	4,651
Cash and cash equivalents at end of period	709	1,574	1,155	1,084

Supplemental disclosure of cashflow information:
Interest paid during the period	72	116	0	0

Supplemental disclosure of non-cash transactions:
Fair value of shares issued in acquisitions	0	3,000	1,044	538
Conversion of convertible debt into stock	1,603	375	654	0
Reduction of fair value of derivative financial instruments due to conversions of convertible debt	601	0	370	0
Payment of accrued liabilities with shares	75	0	0	0

* -
The statements of cash flows for the two month period ended June 30, 2006 and the year ended April 30, 2006 have been restated to adjust for prior period accounting errors, as more fully discussed in Note 3.

See accompanying notes to the consolidated financial statements.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND NATURE OF BUSINESS OPERATIONS

Basis of Preparation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of Consolidation

The consolidated financial statements include the financial statements of Futuremedia PLC (“the Company”) and all its subsidiaries. All inter-company accounts and transactions have been eliminated.

Financial Resources and Going Concern

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. Net loss for the year ended June 30, 2007 was GBP9,421,000 and net cash used for continuing operations was GBP6,744,000. The Company also has an accumulated deficit of GBP34,678,000 and a working capital deficit of GBP11,790,000 as of June 30, 2007. In addition, as of June 30, 2007, the Company was technically in default of its convertible loans with Cornell, TAIB, and Certain Wealth dated April 19, 2006 with a face value of $7,500,000, and August 3, 2006 with a face value of $1,500,000, due to the Company’s failure to maintain effectiveness of the registration statements filed to register shares underlying the convertible loans, and subsequently due to failure to file its Form 20-F timely. The Company is also in default of the loan dated June 1, 2007 in the amount of $4,600,000, which stipulates default on any prior loans as a condition of default. As a result, Cornell has the right to call the full face value of each note. However, the Company expects to receive a waiver of default shortly after filing of this Form 20-F. The Company has recorded the carrying value of these notes as current liabilities as of June 30, 2007.

The items discussed above raise substantial doubts about the Company’s ability to continue as a going concern. The Company’s financial resources may be insufficient to maintain operations, and the Company may require additional financing in order to execute its operating plan and continue as a going concern. The Company cannot predict whether this additional financing will be in the form of equity, debt, or another form. The Company may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. In any of these events, the Company may be unable to implement its current plans for expansion, repay its debt obligations as they become due or respond to competitive pressures, any of which circumstances would have a material adverse effect on its business, prospects, financial condition and results of operations.

Should the Company fail to generate profits to meet its operating capital and growth requirements, management would seek funding sources such as the sale of common and/or preferred stock, the issuance of debt, or the sale of its marketable assets. In the event that these financing sources do not materialize, or that the Company is unsuccessful in increasing its revenues and profits, the Company will be forced to further reduce its costs, may be unable to repay its debt obligations as they become due, or respond to competitive pressures, any of which circumstances would have a material adverse effect on its business, prospects, financial condition and results of operations. Additionally, if these funding sources or increased revenues and profits do not materialize, and the Company is unable to secure additional financing, the Company could be forced to reduce or curtail its business operations unless it is able to engage in a merger or other corporate finance transaction with a better capitalized entity.

At June 30, 2007, the Company’s cash resources and available guaranteed borrowings may be insufficient to fund the current level of operations for the next twelve months. Management believes that it is appropriate to prepare the financial statements on a going concern basis for the following reasons:

•	a substantial proportion of Button’s revenue will be earned in the four months ending June 30, 2008
•	in the period since June 30, 2007 the e-learning business has performed strongly and has substantially increased its sales to its principal clients
•
the Company’s relationship with Cornell is strong and they have not indicated that they plan to demand repayment of their convertible debt as a result of the technical defaults. Furthermore, since June 30, 2007 they have advanced further funding to the Company as described in Note 18 to the accompanying consolidated financial statements, and the Company expects to receive a waiver of default shortly after filing this Form 20-F.

Management is engaged in various activities to secure the additional funding required by the Company to meet its working capital needs for the following twelve months, including further cost reductions on the integration of its recent acquisitions, the securing of bank overdraft facilities, the generation of cash from future trading operations and the provision of further equity and/or debt funding. There can be no assurance however that the Company will be successful in implementing these plans. If these plans are not successful, the Company may be unable to continue in business and the value of its assets may be substantially impaired. The Company’s financial statements do not include any adjustments to reflect the possible future effects on the valuation recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Due to the above factors, there is substantial doubt as to the ability of the Company to continue as a going concern, and to the ability of the Company to discharge its assets and liabilities in the normal course of business. The Directors have considered this material uncertainty, and are of the opinion that the Company is a going concern, and accordingly the financial statements do not include any adjustments relating to the recoverability and reclassification of recorded asset amounts or amounts and reclassification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

Description of Business

Futuremedia PLC was incorporated in England in 1982 as Futuremedia Limited and re-registered as a public company in 1993. We acquired Bingham and Bingham Limited, which was subsequently renamed Button Communications Holdings Limited (“Button”) during May 2006. The Company offers the following products and services:

•	Button - a leading design, exhibition and events agency, combining two and three dimensional designs to provide creative solutions in the production and management of branded environments and content;

•	Consultancy Services - providing a wide range of technical and practical services to help our customers establish their training needs and solutions;

•
Custom Designed Content Products - specifically designed content to meet our customers’ individual e-learning needs. Following the acquisition of Button, referred to in Note 8 below, revenues deriving from that acquisition will be included in this category;

•
Learning Management Systems - including multiple elements such as: a license for ActivnaTM, hosting services, set up charges, integration and support services and content, which together enable the delivery of previously identified learning content to individual needs;

•	Blended Learning Solutions - combining elements of e-Learning, together with physical classroom or workbook-based training; and

•
Managed Benefit Programs - comprising a combination of hardware, software and services, which the Company installed at the homes of participating employees of its clients that contract for the provision of such services. Certain of these programs were provided under the UK Government’s Home Computing Initiative scheme, also known as HCI. Under HCI, participating employees could take advantage of tax incentives provided under HCI schemes, reducing the cost of purchase. HCI was terminated by the UK Government, effective as of April 6, 2006 and the Company has ceased selling this service.

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

On April 12, 2007, the Group completed the sale of Open Training, to Edvantage Group AS. The sale price of GBP519,000 comprised an initial payment of GBP109,000 and a loan note in the amount of GBP410,000 payable in equal annual instalments on the anniversary of the transaction for a period of four years. Under the terms of the sale, the Group retained the full rights of ownership and all intellectual property rights for Learngate™, the Learning Management System developed by Open Training on behalf of the Group; Edvantage Group AS was also granted a perpetual license to use the intellectual property rights for Learngate™.

FUTUREMEDIA PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that its estimates are reasonable.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term deposits with maturities of less than three months at inception.

Allowance for Doubtful Accounts

Accounts receivable consist of amounts due to us from the Company’s normal business activities. The Company’s ability to collect outstanding receivables from its customers is critical to its operating performance and cash flows. Futuremedia maintains an allowance for doubtful accounts to reflect the estimated future collectibility of accounts receivable based on past collection history and specific risks that have been identified by reviewing current customer information. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Inventories

Inventories are stated at the lower of cost, determined on the basis of the first in, first out method, and market. At June 30, 2007, inventories held of GBP36,000 represent work in process related to the Button projects.

Property and Equipment

Property and equipment is carried at cost, less accumulated depreciation. Depreciation is charged on a straight-line basis and expensed over the expected useful lives of the assets. Depreciation is provided at the following annual rates:

Property improvements	20%
Audiovisual and computer equipment
Long-term	15%
Mid-term	20%
Short-term	33%
Office equipment	20%

Leasehold improvements are amortized over the shorter of their estimated lives and the non-cancelable term of the lease.

Goodwill

Goodwill consists of the excess of the purchase price paid for acquisitions over the identifiable net assets and liabilities acquired at fair value. Goodwill is tested for impairment at least annually or if circumstances indicate impairment may have occurred, and is carried at cost less any recognized impairment losses. Historically, the impairment test was performed as of April 30 each year. This was changed to June 30 following the change in the Company’s fiscal year end. To identify potential impairment of the goodwill, the fair value of the reporting unit to which the goodwill is allocated is compared with its carrying amount. If the carrying amount of the reporting unit, including the goodwill, exceeds its fair value, the goodwill is tested for impairment based on its implied fair value. The implied fair value of goodwill represents the excess of the fair value of the reporting unit over the fair value of its identifiable assets, liabilities and contingent liabilities at the date of the impairment test. An impairment loss is recognized if and to the extent that the carrying amount of the goodwill exceeds its implied fair value.

Other Intangible Assets

Other intangible assets consists of customer relationships, tradenames, and copyrighted materials, which are amortized straight-line over the expected life of each asset. Intangible assets are presented at cost less accumulated amortization and any impairment losses. The estimated lives of intangible assets are as follows:

Intangible asset	life (in years)
Customer relationships acquired in Button transaction	10
Customer relationships acquired in Executive Business Channel Limited transaction	5
Tradename acquired in Button transaction	10
Copyrighted Materials acquired in Executive Business Channel Limited transaction	1

Evaluation of Long Lived Assets Other than Goodwill

The Company primarily uses the weighted-average probability method which requires significant management judgment to forecast the future operating results used in the analysis. In addition, other significant estimates are required such as residual growth rates and discount factors. The estimates the Company has used are consistent with the plans and estimates that the Company uses to manage its business, based on available historical information and industry averages. The judgments made in determining the estimated useful lives assigned to each class of assets acquired can also significantly affect the Company’s net operating results.

The Company evaluates a long-lived asset for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. We follow the two-step approach for determining if an impairment charge should be taken: (1) the expected undiscounted cashflows from a particular asset or asset group are compared to the carrying value; if the expected undiscounted cashflows are greater than the carrying value, no impairment is taken, but if the expected undiscounted cashflows are less than the carrying value, then (2) an impairment charge is taken for the difference between the carrying value and the expected discounted cashflows.

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

Derivative Financial Instruments

The Company enters into financing arrangements that consist of freestanding derivative instruments or are hybrid instruments that contain embedded derivative features. The Company accounts for these arrangement in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", ("FAS 133") and Emerging Issues Task Force Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock", ("EITF 00-19"), as well as related interpretations of these standards. In accordance with US GAAP, derivative instruments and hybrid instruments are recognized as either assets or liabilities in the statement of financial position and are measured at fair value with gains or losses recognized in earnings. Embedded derivatives that are not clearly and closely related to the host contract are bifurcated and recognized at fair value with changes in fair value recognized as either a gain or loss in earnings. The Company determines the fair value of derivative instruments and hybrid instruments based on available market data using appropriate valuation models, giving consideration to all of the rights and obligations of each instrument.

Revenue Recognition

In accordance with SAB Topic 13: Revenue Recognition, the Company recognizes revenue as realized or realizable and earned when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured.

Button Project Revenue

Our Button business segment performs various bespoke projects for customers including creation and production of printed collateral such as logos, magazines, brochures; trade show exhibit design and event management; and corporate event organizing and management. The Company recognizes revenue related to these products on a completed performance basis, with 100% of the revenue recognized upon completion of the project. Project completion is typically comprised of delivery to the customer of approved collateral, or completion of an event or trade show.

e-Learning Revenue

Custom designed content product revenues are managed within Futuremedia Content Studio and reported in the e-Learning segment. These are products that are specifically designed to meet a customer’s individual e-learning needs. Due to the customization and modification required, revenue for these long-term contracts is recognized on a percentage cost to completion basis, except when a project’s contract specifies discrete milestones, in which case revenue is recognized for those parts of the contract on delivery of the relevant milestone. In certain instances, the Company may also charge license fees for its proprietary software products, which are recognized over the license period.

Hardware, Software, and Service Sales

The Company previously recognized deferred revenue under the UK Government’s Home Computing Initiative Scheme, which was terminated by the UK Government on April 6, 2006. Deferred revenues were recognized over the period of the agreement, typically three years, and these revenues will continue to be recognized until 2009, even though no new revenue is expected to be generated from this product line.

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

Research and development costs were nil for year ended June 30, 2007 and the two month period ended June 30, 2006 and GBP275,000 and GBP261,000 for the years ended April 30, 2006 and 2005, respectively.

Advertising Costs

All advertising costs incurred in the promotion of the Company’s products and services are expensed as incurred. Advertising costs were GBP182,000 for year ended June 30, 2007, GBP25,000 for the two month period ended June 30, 2006 and GBP15,000 and GBP20,000 for the years ended April 30, 2006 and 2005, respectively.

Stock-Based Employee Compensation

Prior to May 1, 2006, the Company accounted for stock based compensation under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation (“FAS 123”). Effective May 1, 2006, Futuremedia adopted the fair value recognition provisions of FAS 123(R), using the modified-prospective-transition method. Under that transition method, compensation cost recognized since May 1, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of May 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FAS 123(R), and (b) compensation cost for all share-based payments granted subsequent to May 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of FAS 123(R). Results for prior periods have not been restated.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of FAS 123 to options granted under the Company’s stock option plans during the years ended April 30, 2006 and 2005. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing formula and amortized to expense over the options’ vesting periods. These pro forma results are provided for the years ended April 30, 2006 and 2005 because employee stock options were not accounted for using the fair-value method during those periods.

	Year Ended April 30,
	2006	2005

Net Loss, as reported	(6,534)	(3,957)

Add: stock-based employee compensation
expense included in reported net loss,
net of related tax effects	20	306

Deduct: Total stock-based employee
compensation expense determined under
fair value method for all awards, net of
related tax effects	(328)	(283)
Pro-forma net loss	(6,842)	(3,934)

Net Loss per share:
Basic and diluted - as reported	(0.07)	(0.04)
Basic and diluted - pro-forma	(0.07)	(0.04)

Foreign Currency Translation

Transactions in non-functional currencies are recorded at the rates ruling at the date of the transactions. Gains and losses resulting from non-functional currency translations, and the remeasurement of non-functional currency balances are included in the determination of net income in the period in which they occur.

Assets and liabilities related to foreign subsidiaries are translated at the exchange rate in effect at the year end. Income statement accounts and cash flow statements are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in a separate component of stockholders’ equity.

Income Taxes

In accordance with SFAS No. 109, “Accounting for Income Taxes,” the Company accounts for income taxes using the assets and liabilities approach. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Current tax is the amount of tax payable or recoverable in respect of the taxable profit or loss for the period. Taxable profit differs from accounting profit because it excludes items of income or expense recognized for accounting purposes that are either not taxable or deductible for tax purposes or are taxable or deductible in other periods. Current tax is calculated using tax rates that have been enacted at the balance sheet date. The Company recognizes provisions in respect of uncertain tax positions whereby additional current tax may become payable in future periods following the audit by the tax authorities of previously filed tax returns. Provisions for uncertain tax positions are based upon management’s assessment of the likely outcome of issues associated with assumed permanent differences, interest that may be applied to temporary differences, the possible disallowance of tax credits and penalties and are classified as current liabilities. Provisions for uncertain tax positions are reviewed regularly and are adjusted to reflect event such as the expiry of limitation periods for assessing tax, administrative guidance given by the tax authorities and court decisions. Deferred tax is tax expected to be payable or recoverable on differences between the carrying amount of an asset or a liability and its tax base used in the computation of taxable profit.

Deferred tax is provided on temporary differences arising on investments in foreign subsidiaries, except where the Company intends, and is able, to reinvest such amounts indefinitely.

Tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Loss per Share
Basic net loss per share is computed by dividing the loss attributable to common stockholders for the period by the weighted average number of Ordinary Shares outstanding during the period, which includes shares to be issued. The calculation of diluted loss per share gives effect to common stock equivalents, however, potential Ordinary Shares are excluded if their effect is anti-dilutive. The following table reflects shares that could potentially be outstanding if all holders of options, warrants, and convertible debentures were to convert as of each balance sheet date:

		Two
	Year	Months
	Ended	Ended
	June 30,	June 30,	Years Ended April 30,
	2007	2006	2006	2005
Total outstanding stock options (1)	6,028,818	9,719,446	8,124,410	5,006,410
Total outstanding stock warrants (2)	22,086,800	11,586,800	11,586,800	0
Convertible debentures (3)	1,267,048,146	48,170,900	54,925,784	0
	1,295,163,764	69,477,146	74,636,994	5,006,410
___________________

(1)
Reflects total number of ordinary shares that would be issued if all stock options outstanding as of each balance sheet date were exercised. Number of options in the money as of June 30, 2007 and 2006 and April 30, 2006 and 2005 was nil, 1,328,068, 2,823,068, and 3,458,318.

(2)
Reflects total number of ordinary shares that would be issued if all stock warrants outstanding as of each balance sheet date were exercised. Number of warrants in the money as of June 30, 2007 and 2006 and April 30, 2006 and 2005 was nil, 72,000, 160,000, and nil.

(3)
The terms of the embedded conversion features in the convertible debentures provide for variable conversion rates that are indexed to the Company’s trading common stock price. As a result, the number of indexed shares is subject to continuous fluctuation. For presentation purposes, the number of shares of common stock into which the embedded conversion feature in the convertible debentures was convertible in each period was calculated as the face value of each instrument plus any accrued interest, divided by the applicable conversion price in effect at each balance sheet date.

Pensions

The Company operates various defined contribution pension plans on behalf of the directors and other staff. Contributions paid by the Company are charged to the income statement as incurred. Contributions by the Company are determined in accordance with the rules of the pension plans. Contributions aggregated GBP259,000, GBP6,000, GBP94,000, and GBP87,000 in the year ended June 30, 2007, the two months ended June 30, 2006, and the years ended April 30, 2006 and 2005, respectively. The Company has no obligations in respect of post retirement benefits other than the pension obligations described above.

Recent Accounting Pronouncements Not Yet Adopted

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. The evaluation of a tax position under FIN 48 is a two-step process. The first step is recognition: Tax positions taken or expected to be taken in a tax return should be recognized only if those positions are more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more likely than not recognition threshold, it should be presumed that the position will be examined by the relevant taxing authority that would have full knowledge of all relevant information. The second step is measurement: Tax positions that meet the recognition criteria are measured at the largest amount of benefit that is greater than 50 percent likely of being recognized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is effective for the Company in the fiscal year beginning July 1, 2007. The Company is currently assessing FIN 48 and has not yet determined the impact that the adoption of this interpretation will have on its financial position or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier adoption is permitted. The Company will adopt FAS 157 effective July 1, 2008 but has not yet assessed the impact of the adoption of FAS 157 on its overall results of operations, financial position or cash flows.

On November 29, 2006, the FASB ratified EITF Issue No. 06−6, Application of EITF Issue No. 05−7, ‘Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments’ (“EITF 06−6”). EITF 06−6 addresses the modification of a convertible debt instrument that changes the fair value of an embedded conversion option and the subsequent recognition of interest expense for the associated debt instrument when the modification does not result in a debt extinguishment pursuant to EITF 96−19. The consensus should be applied to modifications or exchanges of debt instruments occurring in interim or annual reporting periods beginning after November 29, 2006.  Earlier application of this Issue is permitted for modifications or exchanges of debt instruments in periods for which financial statements have not yet been issued.  Retrospective application is not permitted. The Company does not expect the adoption of EITF 06−6 to have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2006, FASB Staff Position EITF 00-19-2, Accounting for Registration Payment Agreements, was issued. This FSP addresses an issuer’s accounting for registration payment arrangements. This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. The guidance in this FSP amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to include scope exceptions for registration payment arrangements. This FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable GAAP without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. This FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to December 21, 2006.  For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of this FSP, the guidance is for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The Company follows the guidance in FSP 00-19-2 in assessing its liabilities related to the liquidated damages potentially arising from any default position on its convertible financing arrangements. This has not yet been adopted for pre-existing instruments but the effect is not expected to be material.

In February 2007 the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115” (“FAS 159”). FAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. The unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. FAS 159 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. The Company is required to adopt FAS 159 on July 1, 2008 but has not yet assessed the impact of the adoption of FAS 159 on its financial position or results of operations.

3. RESTATEMENT AND REPRESENTATION

Subsequent to the issuance of the Company’s audited financial statements for the year ended April 30, 2006 as filed on Form 20-F on November 14, 2006 and the unaudited financial statements for the two months ended June 30, 2006 as filed on Form 20-F on November 16, 2006, the Company’s management discovered accounting errors relating to the accounting for convertible debt instruments issued during the year ended April 30, 2006.

The principal errors were as follows:

•
the Company did not separately identify all embedded derivative features, in particular certain default put and call features, within the convertible debt instrument and account for these at fair value on its consolidated balance sheet; and

•
detachable warrants issued in conjunction with the convertible debt issued to M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC), through its designated funds, Monarch Pointe Fund, Ltd, Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP (collectively “MAG”), on July 21, 2005 were accounted for as equity instruments rather than as derivative liabilities.

As a consequence of the identification of additional embedded derivative features within the convertible debt the Company has utilized a Flexible Monte Carlo simulation model to estimate the fair value of the compound embedded derivatives due to the interdependencies between the various embedded features. Previously, the Company had utilized a Black Scholes valuation model since it only identified the conversion feature as an embedded derivative.

In connection with the use of a different valuation model the Company has also refined a number of the input assumptions used to estimate the fair value of the embedded features. In particular, the conversion price used in the model has been determined in accordance with the terms of each convertible debt instrument, which is generally based upon a weighted average calculation for the prior 30 days trading, rather than the actual share price at each valuation date.

Additionally, the Company reclassified debt issuance costs that were inadvertently recorded as acquisition costs and recorded related amortization.

In order to reflect the changes described above the statements of operations, cash flows, and changes in shareholders’ equity for the two months ended June 30, 2006 and the year ended April 30, 2006 have been restated.

The Company has also represented the operations of the Open Training business that are reflected as discontinued operations in these financial statements. Please refer to Note 4 for additional discussion of discontinued operations.

The following table provides a reconciliation of amounts previously reported by the Company as of and for the year ended April 30, 2006:

	As of and for the year ended April 30, 2006
					As
					Restated
	Previously	Adjust-	Restated	Reclass-	and
	Reported	ments	Total	ifications	Reclassified
	(GBP'000, except per share amounts)
CONSOLIDATED BALANCE SHEET
Assets
Goodwill	5,089	(390)	4,699	0	4,699
Other current assets	216	10	226	0	226
Current Liabilities
Derivative financial instruments	0	6,550	6,550	0	6,550
Long Term Liabilities
Convertible debentures	5,465	(4,380)	1,085	0	1,085

Stockholders' Deficit
Additional paid in capital	26,018	(2,774)	23,244	0	23,244
Accumulated deficit	(28,481)	217	(28,264)	0	(28,264)
Other comprehensive loss - cumulative translation adjustment	(100)	(1)	(101)	0	(101)

CONSOLIDATED STATEMENT OF OPERATIONS
Net sales - products	15,322	0	15,322	(918)	14,404
Net sales - services	2,238	0	2,238	0	2,238
Total net sales	17,560	0	17,560	(918)	16,642

Cost of sales - products	13,922	0	13,922	(458)	13,464
Cost of sales - service	324	0	324	0	324
Gross profit	3,314	0	3,314	(460)	2,854

Sales and marketing	2,272	0	2,272	(250)	2,022
General and administrative	5,685	(172)	5,513	(424)	5,089
Facilities expense	509	0	509	(139)	370
Total operating expenses	8,466	(172)	8,294	(813)	7,481
Operating loss	(5,152)	172	(4,980)	353	(4,627)

Interest expense	(1,633)	277	(1,356)	2	(1,354)
Foreign currency losses	(6)	269	263	0	263
Gain (loss) on derivative financial instruments	0	(502)	(502)	0	(502)
Loss from continuing operations	(6,750)	216	(6,534)	355	(6,179)
Loss from discontinued operations	0	0	0	(355)	(355)
Net loss	(6,750)	216	(6,534)	0	(6,534)

Foreign currency translation adjustment	7	0	7	0	7
Comprehensive income (loss)	(6,743)	216	(6,527)	0	(6,527)

Loss per share from continuing operations -- basic and diluted	(0.07)		(0.07)		(0.07)
Loss per ADS from continuing operations -- basic and diluted	(71.64)		(69.35)		(65.58)
Net loss per share -- basic and diluted	(0.07)		(0.07)		(0.07)
Net loss per ADS -- basic and diluted	(71.64)		(69.35)		(69.35)

CONSOLIDATED STATEMENT OF CASH FLOWS
Operating Activities
Net loss	(6,750)	216	(6,534)	0	(6,534)
Interest charge arising on convertible loans	1,416	(277)	1,139	0	1,139
Gain (loss) on derivative financial instruments	0	502	502	0	502
Change in operating assets and liabilities:
Fees received in advance	593	0	593	0	593
Other accrued expenses	746	(244)	502	0	502
Non-cash foreign currency (gain) loss	0	(269)	(269)	0	(269)
Net cash used in operating activities	(3,145)	(72)	(3,217)	0	(3,217)

Investing Activities
Acquisition costs	(625)	72	(553)	0	(553)
Net cash used in investing activities	(4,547)	72	(4,475)	0	(4,475)

Net increase in cash and cash equivalents	71	0	71	0	71

The following table provides a reconciliation of amounts previously reported by the Company as of and for the two months ended June 30, 2006. Significant adjustments made to the previously reported financial statements include the following:

•
Changes to convertible debentures, derivative financial instruments, share capital, interest expense and gain on derivative financial instruments resulting from the correction of accounting in prior period relating to convertible debentures;

•	Reclassification of the excess purchase price paid to acquire Button over net book value acquired from “Non current assets” to identifiable intangible assets and goodwill;

•	Reclassification of goodwill associated with the acquisition of EBC to identifiable intangible assets; and

•	Recognition of a deferred tax liability in the acquisitions of EBC and Button.

	As of and for the two months ended June 30, 2006
					As
					Restated
	Previously	Adjust-	Restated	Reclass-	and
	Reported	ments	Total	ifications	Reclassified
	(GBP'000, except per share amounts)
CONSOLIDATED BALANCE SHEET
Current assets
Cash and cash equivalents	1,305	269	1,574	0	1,574
Accounts receivable, net	1,864	(22)	1,842	0	1,842
Unbilled accounts receivable	0	1,152	1,152	0	1,152
Amounts recoverable from vendors	280	(280)	0	0	0
Other current assets	541	(249)	292	0	292
Inventories	114	(6)	108	0	108
Prepaid assets	1,158	(900)	258	0	258
Non-current assets
Property and equipment, net	605	0	605	0	605
Non-current assets	7,187	(7,187)	0	0	0
Goodwill	5,116	3,078	8,194	0	8,194
Intangible assets	598	4,246	4,844	0	4,844
Total assets	18,768	101	18,869	0	18,869

Current liabilities
Bank overdraft	162	(2)	160	0	160
Deferred income	3,487	(28)	3,459	0	3,459
Accounts payable	3,924	55	3,979	0	3,979
Other taxes and social security costs	948	242	1,190	0	1,190
Deferred tax liability	0	1,041	1,041	0	1,041
Other accounts payable	766	(766)	0	0	0
Accrual for National Insurance costs on stock options	18	(18)	0	0	0
Accrued expenses and other current liabilities	1,798	215	2,013	0	2,013
Derivative financial instruments	0	2,949	2,949	0	2,949
Long term liabilities
Convertible debentures	5,714	(4,717)	997	0	997
Other long term liabilities	140	208	348		348

Stockholders' Deficit
Ordinary shares	1,799	2	1,801	0	1,801
Additional paid in capital	29,063	(2,778)	26,285	0	26,285
Receivable from stock subscription	(18)	18	0	0	0
Accumulated deficit	(28,919)	3,662	(25,257)	0	(25,257)
Other comprehensive loss - cumulative translation adjustment	(114)	18	(96)	0	(96)
Total stockholders' equity	1,811	922	2,733	0	2,733
Total liabilities and stockholders' deficit	18,768	101	18,869	0	18,869

	As of and for the two months ended June 30, 2006
					As
					Restated
	Previously	Adjust-	Restated	Reclass-	and
	Reported	ments	Total	ifications	Reclassified
	(GBP'000, except per share amounts)

CONSOLIDATED STATEMENT OF OPERATIONS
Total net sales	3,459	(190)	3,269	(157)	3,112
Cost of sales	2,250	(48)	2,202	(73)	2,129
Gross profit	1,209	(142)	1,067	(84)	983

Sales and marketing	158	39	197	(55)	142
General and administrative	835	280	1,115	(43)	1,072
Facilities expense	116	61	177	(23)	154
Total operating expenses	1,109	380	1,489	(121)	1,368

Interest income	6	0	6	0	6
Interest expense	(551)	438	(113)	0	(113)
Foreign currency gains (losses)	7	28	35	0	35
Gain (loss) on derivative financial instruments	0	3,556	3,556	0	3,556
Loss from continuing operations	(438)	3,500	3,062	37	3,099
Loss from discontinued operations	0	0	0	(37)	(37)
Income taxes	0	(55)	(55)	0	(55)
Net Loss	(438)	3,445	3,007	0	3,007

Income (loss) per share from continuing operations -- basic	(0.00)		0.02		0.02

Income (loss) per share from discontinued operations -- basic	0.00		0.00		(0.00)
Net income (loss) per share -- basic	(0.00)		0.02		0.02
Income (loss) per ADS from continuing operations -- basic	(2.93)		20.48		20.36
Income (loss) per ADS from discontinued operations -- basic	0.00		0.00		(0.25)
Net income (loss) per ADS -- basic	(2.93)		20.11		20.11

CONSOLIDATED STATEMENT OF CASH FLOWS
Net income (loss)	(438)	3,445	3,007	0	3,007
Depreciation and amortization	86	44	130	0	130
Amortization of discount on notes payable	435	(269)	166	0	166
Gain on derivative financial instruments	0	(3,556)	(3,556)	0	(3,556)
Stock based compensation expense	158	(108)	50	0	50
Income tax	0	55	55	0	55
Non-cash foreign currency (gain) loss	0	(35)	(35)	0	(35)

Changes in operating assets and liabilities:
Accounts receivable	1,023	23	1,046	0	1,046
Amounts recoverable on contracts	0	70	70	0	70
Unbilled accounts receivable	0	(406)	(406)	0	(406)
Amounts recoverable from vendors	0	280	280	0	280
Other current assets	626	445	1,071	0	1,071
Inventories	503	(209)	294	0	294
Prepaid expenses	238	112	350	0	350
Deferred income	(790)	(28)	(818)	0	(818)
Accounts payable	584	(209)	375	0	375
Other taxes and social security costs	(88)	572	484	0	484
Other accounts payable	329	(455)	(126)	0	(126)
Accrual for National Insurance costs on stock options	0	(18)	(18)	0	(18)
Accrual for sales commissions due	0	(268)	(268)	0	(268)
Other accrued expenses	(1,495)	(12)	(1,507)	0	(1,507)
Net cash provided by/(used in) operating activities	1,171	(527)	644	0	644

Investing activities
Acquisition of Button Communications Holdings Limited, net of cash acquired	(3,280)	980	(2,300)	0	(2,300)
Acquisition costs	(104)	(15)	(119)	0	(119)
Capital expenditures	(29)	0	(29)	0	(29)
Net cash provided by/(used in) investing activities	(3,413)	965	(2,448)	0	(2,448)

Financing activities
Proceeds of ordinary share issues	2,429	95	2,524	0	2,524
Share issue costs	(18)	(81)	(99)	0	(99)
Change in balance of bank overdraft	0	(227)	(227)	0	(227)
Net cash provided by financing activities	2,411	(213)	2,198	0	2,198

Effects of exchange rates on cash	(19)	44	25	0	25

Net (decrease)/increase in cash and cash equivalents	150	269	419	0	419
Cash and cash equivalents at beginning of period	1,155	0	1,155	0	1,155
Cash and cash equivalents at end of period	1,305	269	1,574	0	1,574

4. DISCONTINUED OPERATIONS

On April 12, 2007, the Company completed the sale of Open Training to Edvantage Group AS. The sale price of GBP519,000 comprised an initial payment of GBP109,000 and a non-interest bearing loan note in the amount of GBP410,000 payable in equal annual instalments on the anniversary of the transaction for a period of four years. Under the terms of the sale, the Company retained the full rights of ownership and all intellectual property rights for Learngate™, the Learning Management System developed by Open Training on behalf of the Group. However, the Company determined that, although rights to the software had contractual value specified in the purchase agreement, the expected cash flows from the software to the Company were negligible. As a result, the software was not assigned any fair value in accounting for proceeds received by the Company in the transaction, and the carrying value of the software was written off in full. Edvantage Group AS was also granted a perpetual license to use the intellectual property rights for Learngate™.

The Company recorded a loss on the disposal of Open Training in the amount of GBP128,000, representing the difference between the fair value of the consideration received and the carrying value of the Open Training at the time of sale. The accompanying consolidated statement of operations presented herein for the year ended June 30, 2007, contains the results of operations for Open Training for the period from July 1, 2006 through the sale date of April 12, 2007.

Results of operations for the Open Training business in prior periods have been reclassified into discontinued operations in the accompanying consolidated statement of operations.

5. CONVERTIBLE LOANS AND DERIVATIVE FINANCIAL INSTRUMENTS

$4 Million Convertible Loan - July 2005

On July 21, 2005, the Company entered into a private placement with M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC), through its designated funds, Monarch Pointe Fund, Ltd, Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP (collectively “MAG”), to provide financing in the amount of $4,000,000 (GBP2,298,000) (the “July 2005 Loan”). The July 2005 Loan was made via a Convertible Debenture that is convertible, at the option of the holder, into Ordinary Shares of the Company at a price of $0.4858 ($485.80 per ADS on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) per share, which was based on the volume weighted average price of the Company’s ADSs for the five trading days prior to July 13, 2005, the date that the Company entered into a term sheet with MAG for the investment. The July 2005 Loan also contained a mandatory conversion feature, pursuant to which the Company could force conversion into its ADSs at a conversion rate equal to 80% of the volume weighted average price of the Company’s ADSs for the 10 trading days prior to conversion, as long as the ADSs underlying the conversion were subject to an effective registration statement and the average daily dollar volume of trades of the Company's stock was greater than $325,000 (GBP187,000) for the 22 trading days before conversion. The July 2005 Loan bears interest at an annual rate equal to the greater of 8.5% or Wall Street Journal Prime Rate plus 3%, but in no event greater than 10%. After fees paid to MAG of $200,000 (GBP115,000), net proceeds to the Company were $3,800,000 (GBP2,182,000). The Company incurred debt issuance costs of $120,000 (GBP69,000) which have been recorded as deferred financing costs.

In connection with the July 2005 Loan, the Company also issued warrants to MAG covering an aggregate of 6,175,104 ADSs with an exercise price of $0.61 ($610.00 per ADS on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) per share. The Company subsequently reduced the exercise price of the warrants to $0.11 per ADS ($110.00 per ADS on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) per share on an unconditional basis and without further consideration. The Company also issued warrants to purchase 411,692 Ordinary Shares (412 ADSs on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) to our financial adviser on the investment, on substantially the same terms as the warrants issued to MAG.

At the inception date of July 21, 2005, the net proceeds of the July 2005 Loan were allocated on a relative fair value basis as follows:

Instrument:	(GBP'000)
Convertible loan	0
Common stock warrants	2,062
Compound embedded derivative	1,032
Loss on derivative financial instruments	(912)
Total net proceeds	2,182

The loss on derivative financial instruments represents the difference between the proceeds received and the fair value of the common stock warrants and the compound embedded derivative instruments.

In connection with the July 2005 Loan, the Company also entered into a registration rights agreement with MAG that required the Company to, among other requirements, file a registration statement with the SEC registering the resale of the shares of common stock issuable upon conversion of the July 2005 Loan and the exercise of the warrants issued in connection with the investment, and achieve and maintain effectiveness of the registration statement. The penalty for failure to meet the registration requirements is liquidated damages in the amount of 2% of the face value of the note per month. The Company met the registration requirements, and as such has not accrued any liquidated damages relating to the July 2005 Loan.

The July 2005 Loan was repaid in full during the period from July 2005 through October 2006, through cash payments and conversions to ADSs as follows:

		Two
	Year	months	Year	Year
	ended	ended	ended	ended
	June 30,	June 30,	April 30,	April 30,
	2007	2006	2006	2005
	(GBP’000, except share amounts)
Cash principal payments	172	0	0	0
Principal payments through conversion	518	359	1,126	0
Total Payments	690	359	1,126	0

Shares issued pursuant to conversions	7,397,720	2,644,826	7,656,510	0

A discussion of the fair value considerations for this financing transaction can be found at the end of this footnote under the caption “Fair Value Considerations.”

$2.5 Million Convertible Loan - December 2005

On December 19, 2005, the Company entered into a financing arrangement with Cornell Capital Partners, LP, (“Cornell”) pursuant to which Cornell invested an aggregate $2,500,000 (GBP1,410,000) (the “December 2005 Loan”) via a private placement in the form of a secured convertible note that may be converted from time to time at Cornell’s option (subject to certain restrictions and limitations on the amount of shares converted) and must be entirely converted by maturity. The conversion rate is the lesser of $0.525 per Ordinary Share ($525.00 per ADS on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007), or 95% of the lowest volume weighted average price of the Company’s ADSs for any period of three consecutive trading days during the 30 trading days immediately preceding the time of conversion. The conversion is limited such that the holder cannot exceed a 4.9% ownership, unless the holders waive their right to such limitation with 65 days’ written notice. The Company can limit Cornell to conversion of 1/12th of face value per month, but must allow conversion of a minimum of 25% of the face value by December 19, 2006, and an additional 25% of the face value by December 19, 2007. The loan has a term of three years and bears interest initially at an annual rate of 10% (reducing to 8% in year two and 7% in year three). The Company can redeem the instrument at a 20% premium if the bid price of the Company’s ADSs is less than $0.525 ($525.00 on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) at the time of redemption.

In connection with the December 2005 Loan, Futuremedia issued to Cornell 187,500 Ordinary Shares at nominal value and warrants to purchase an additional 250,000 Ordinary Shares with an exercise price of $0.70 per share (250 shares at $700.00 on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007). Cornell received a commitment fee of $188,000 (GBP106,000), resulting in net proceeds to the Company of $2,312,000 (GBP1,304,000).

At the inception date of December 19, 2005, the net proceeds were allocated as follows:

Instrument:	(GBP’000)
Convertible loan	663
Common stock warrants	43
Compound embedded derivative	568
Ordinary shares	30
Total net proceeds	1,304

The December 2005 Loan, at the option of the holder, affords Cornell anti-dilution protection should, at any time while the convertible note is outstanding, the Company offer, sell or grant any option (excluding employee stock options) to purchase or offer, sell or grant any right to re-price its securities, or otherwise dispose of or issue any common stock or common stock equivalents, that entitles any person to acquire shares of common stock at an effective price per share less than the then effective conversion price, as calculated by the formula described above; then, in such instance, the conversion price for the convertible note shall be reduced to the lower price.

In connection with the December 2005 Loan, the Company also entered into a Registration Rights Agreement with Cornell that required the Company to, among other requirements, file a registration statement with the SEC registering the resale of the shares of common stock issuable upon conversion of the December 2005 Loan and the exercise of the warrants, and achieve and maintain effectiveness of the registration statement. The penalty for failure to meet the registration requirements is liquidated damages in the amount of 2% of the face value of the note per month. The Company met the registration requirements, and as such has not accrued any liquidated damages relating to the December 2005 Loan.

The December 2005 Loan was repaid during the period from December 2005 through September 2006, through conversions to ADSs as follows:

		Two
	Year	months	Year	Year
	ended	ended	ended	ended
	June 30,	June 30,	April 30,	April 30,
	2007	2006	2006	2005
	(GBP’000, except share amounts)
Cash principal payments	0	0	0	0
Principal payments through conversion	932	0	394	0
Total Payments	932	0	394	0

Shares issued pursuant to conversions	30,271,919	0	3,968,255	0

A discussion of the fair value considerations for this financing transaction can be found at the end of this footnote under the caption “Fair Value Considerations.”

$7.5 Million Convertible Loan - April 2006

On April 19, 2006, the Company entered into a further loan arrangement with Cornell, TAIB Bank B.S.C. (“TAIB) and Certain Wealth, Ltd. (“Certain Wealth”) in the form of a $7,500,000 (GBP4,230,000) secured convertible note (the “April 2006 Loan”) that may be converted from time to time at the holder’s option (subject to certain restrictions and limitations on the amount of shares converted) and must be entirely converted by maturity. The conversion rate is the lesser of $0.34 per Ordinary Share ($340.00 per ADS on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007), or 95% of the average of the three lowest volume weighted average prices during the 30 trading days immediately preceding the time of conversion. The conversion is limited such that the holder cannot exceed a 4.9% ownership, unless the holders waive their right to such limitation with 65 days’ written notice. The Company can limit the holder to conversion of 1/12th of face value per month, but must allow conversion of a minimum of 25% of the face value by April 19, 2007, and an additional 25% of the face value by April 19, 2008. The loan has a term of three years and bears interest initially at an annual rate of 10% (reducing to 8% in year two and 7% in year three). The Company can redeem the instrument at a 20% premium if the bid price of the Company’s ADSs is less than $0.34 ($340.00 on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) at the time of redemption.

In connection with the April 2006 Loan, Futuremedia also issued to Cornell 562,500 Ordinary Shares at nominal value, warrants to purchase 4,000,000 Ordinary Shares with an exercise price of $0.20 per share (4,000 shares at $200.00 on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) and warrants to purchase an additional 750,000 Ordinary Shares with an exercise price of $0.70 per share (750 shares at $700.00 on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007). Cornell received a commitment fee of $563,000 (GBP318,000), resulting in net proceeds to the Company of $6,937,000 (GBP3,912,000).

At the inception date of April 19, 2006, the net proceeds of the April 2006 Loan were allocated as follows:

Instrument:	(GBP'000)
Common stock warrants	866
Convertible loan	0
Compound embedded derivative	4,549
Ordinary shares	42
Loss on derivative financial instruments	(1,545)
Total net proceeds	3,912
The loss on derivative financial instruments represents the difference between the proceeds and the fair value of the common stock warrants and compound embedded derivative instruments.

The April 2006 Loan, at the option of the holder, affords the holder anti-dilution protection should, at any time while the convertible note is outstanding, the Company offer, sell or grant any option (excluding employee stock options) to purchase or offer, sell or grant any right to re-price its securities, or otherwise dispose of or issue any common stock or common stock equivalents, that entitles any person to acquire shares of common stock at an effective price per share less than the then effective conversion price, as calculated by the formula described above; then, in such instance, the conversion price for the convertible note shall be reduced to the lower price.

In connection with the April 2006 Loan, the Company also entered into a Registration Rights Agreement with the holders that required the Company to, among other requirements, file a registration statement with the SEC registering the resale of the shares of common stock issuable upon conversion of the April 2006 Loan and the exercise of the warrants, and achieve and maintain effectiveness of the registration statement. The penalty for failure to meet the registration requirements is liquidated damages in the amount of 2% of the face value of the note per month. The Company did not meet the registration requirements (refer to Events of Default section in this Footnote).

The April 2006 Loan was partially repaid during the period from April 2006 through May 2007, through conversions to ADSs as follows:

		Two
	Year	months	Year
	ended	ended	ended
	June 30,	June 30,	April 30,
	2007	2006	2006
	(GBP'000, except share amounts)
Cash principal payments	0	0	0
Principal payments through conversion	172	0	0
Total Payments	172	0	0

Ordinary shares issued pursuant to conversions	14,872,500	0	0

On August 3, 2006, in connection with a subsequent financing arrangement with Cornell, the Company amended the conversion features of the April 2006 Loan, such that the April 2006 Loan is now convertible at the lesser of $0.30 per Ordinary Share ($300.00 per ADS on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) or 80% of the average of the three lowest volume weighted average prices during the 30 trading days immediately preceding the time of conversion. The change in conversion terms resulted in incremental fair value of GBP182,000 to the investor. All conversions made as outlined in the preceding table were made subsequent to the adjustment of the conversion price.

A discussion of the fair value considerations for this financing transaction can be found at the end of this footnote under the caption “Fair Value Considerations.”

$1.5 Million Convertible Loan - August 2006

On August 3, 2006, the Company entered into a secured convertible note (the “August 2006 Loan”) with Cornell, TAIB, and Certain Wealth with a face value of $1,500,000 (GBP799,000) that may be converted from time to time at the holder’s option (subject to certain restrictions and limitations on the amount of shares converted) and must be entirely converted by maturity. The conversion rate is the lesser of $0.30 per Ordinary Share ($300.00 per ADS on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007), or 80% of the average of the three lowest volume weighted average prices during the 30 trading days immediately preceding the time of conversion. The conversion is limited such that the holder cannot exceed a 4.9% ownership, unless the holders waive their right to such limitation with 65 days’ written notice. The Company can limit the holders to conversion of 1/12th of face value per month, but must allow conversion of a minimum of 25% of the face value by August 3, 2007, and an additional 25% of the face value by August 3, 2008. The loan has a term of three years and bears interest initially at an annual rate of 10% (reducing to 8% in year two and 7% in year three). The Company can redeem the instrument at a 20% premium if the bid price of the Company’s ADSs is less than $0.30 ($300.00 on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) at the time of redemption.

In connection with the August 2006 Loan, Futuremedia also issued to Cornell 165,000 Ordinary Shares at nominal value. Cornell received a commitment fee of $150,000 (GBP80,000), resulting in net proceeds to the Company of $1,350,000 (GBP719,000).

At the inception date of August 3, 2006, the net proceeds of the August 2006 Loan were allocated as follows:

Instrument:	(GBP'000)
Convertible loan	38
Compound embedded derivative	674
Ordinary shares	7
Total net proceeds	719

The August 2006 Loan, at the option of the holder, affords the holders anti-dilution protection should, at any time while the convertible note is outstanding, the Company offer, sell or grant any option (excluding employee stock options) to purchase or offer, sell or grant any right to re-price its securities, or otherwise dispose of or issue any common stock or common stock equivalents, that entitles any person to acquire shares of common stock at an effective price per share less than the then effective conversion price (excluding employee stock options), as calculated by the formula described above; then, in such instance, the conversion price for the convertible note shall be reduced to the lower price.

The Company also entered into an amended and restated Registration Rights Agreement that effectively combined the April 2006 Loan with the August 2006 Loan. The Registration Rights Agreement requires the Company to file a registration statement with the SEC registering the resale of the shares of common stock issuable upon conversion of the April 2006 Loan with the August 2006 Loan and warrants issued thereunder, and achieve and maintain effectiveness of the registration statement. The penalty for failure to meet the registration requirements is liquidated damages in the amount of 2% of the face value of the note per month.

No conversions or repayments have been made with respect to the August 2006 Loan.

A discussion of the fair value considerations for this financing transaction can be found at the end of this footnote under the caption “Fair Value Considerations.”

$550,000 Convertible Loan - September 2006

On September 28, 2006, the Company entered into a secured convertible note (the “September 2006 Loan”) with Cornell with a face value of $550,000 (GBP289,000) that may be converted from time to time at Cornell’s option (subject to certain restrictions and limitations on the amount of shares converted) and must be entirely converted by maturity. The conversion rate is the lesser of $0.12 per Ordinary Share ($120.00 per ADS on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007), or 80% of the average of the three lowest volume weighted average prices during the 30 trading days immediately preceding the time of conversion. The conversion is limited such that the holder cannot exceed a 4.9% ownership, unless the holders waive their right to such limitation with 65 days’ written notice. The loan has a term of three years and bears interest initially at an annual rate of 10%. The Company can redeem the instrument at a 20% premium. Cornell received a commitment fee of $55,000 (GBP29,000), resulting in net proceeds to the Company of $495,000 (GBP260,000). In connection with the Loan, the Company also issued to Cornell 1,000,000 Ordinary Shares for no additional consideration.

The September 2006 Loan, at the option of the holder, affords Cornell anti-dilution protection should, at any time while the convertible note is outstanding, the Company offer, sell or grant any (excluding employee stock options) option to purchase or offer, sell or grant any right to re-price its securities, or otherwise dispose of or issue any common stock or common stock equivalents, entitle any person to acquire shares of common stock at an effective price per share less than the then effective conversion price, as calculated by the formula described above; then, in such instance, the conversion price for the convertible note shall be reduced to the lower price.

In connection with the September 2006 Loan, the Company also entered into a Registration Rights Agreement with Cornell that required the Company to, among other requirements, file a registration statement with the SEC registering the resale of the shares of common stock issuable upon conversion of the September 2006 Loan and the exercise of the warrants, and achieve and maintain effectiveness of the registration statement. The penalty for failure to meet the registration requirements is liquidated damages in the amount of 2% of the face value of the note per month.

The September 2006 Loan was repaid in full during October 2006. No conversions were made pursuant to the September 2006 Loan.

At the inception date of September 28, 2006, the net proceeds of the September 2006 Loan were allocated as follows:

Instrument:	(GBP'000)
Convertible loan	50
Compound embedded derivative	177
Ordinary shares	33
Total net proceeds	260

A discussion of the fair value considerations for this financing transaction can be found at the end of this footnote under the caption “Fair Value Considerations.”

$4.6 Million Convertible Loan - June 2007

On June 1, 2007, the Company concluded a $4,600,000 (GBP2,327,000) financing with Cornell in the form of a secured convertible debentures (the “June 2007 Loan”). The June 2007 Loan is convertible (subject to certain terms and conditions) into ADSs of Futuremedia and may be converted from time to time at Cornell’s option (subject to certain restrictions and limitations on the amount of shares converted). The conversion rate is based on the lesser of $1.25 per ADS ($25.00 per ADS on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) or 80% of the lowest volume weighted average price during the 30 trading days immediately preceding the time of conversion. The June 2007 Loan, secured by the assets of Futuremedia, has a term of three years and bears interest at an annual rate of the greater of 12% or the Wall Street Journal Prime Rate plus 2%. The Company can redeem the instrument at a 20% premium if the bid price of the Company’s ADSs is less than $1.25 ($25.00 on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) at the time of redemption. Cornell received a commitment fee of $490,000 (GBP248,000), resulting in net proceeds to the Company of $4,110,000 (GBP2,079,000, of which $1,128,000 (GBP571,000) was used to repay obligations to Cornell arising under previous financing transactions.

No conversions have been made pursuant to the June 2007 Loan. At the inception date of June 1, 2007, the net proceeds of the June 2007 Loan were allocated as follows:

Instrument:	(GBP'000)
Convertible loan	781
Compound embedded derivative	1,298
Total net proceeds	2,079

The June 2007 Loan, at the option of the holder, affords Cornell anti-dilution protection should, at any time while the convertible note is outstanding, the Company offer, sell or grant any option (excluding employee stock options) to purchase or offer, sell or grant any right to re-price its securities, or otherwise dispose of or issue any common stock or common stock equivalents, that entitles any person to acquire shares of common stock at an effective price per share less than the then effective conversion price, as calculated by the formula described above; then, in such instance, the conversion price for the convertible note shall be reduced to the lower price.

In connection with the offering of the June 2007 Loan, the Company entered into a securities purchase agreement (“SPA”) with Cornell, pursuant to which the Company is required to comply with certain ongoing covenants. These covenants include, but are not limited to: (1) as long as the June 2007 Loan is outstanding, Mr. George O'Leary, Ms. Margot Lebenberg and Mr. Brendan McNutt must be appointed and remain directors of the Company for a period of 18 months from the date of the SPA; (2) within 30 calendar days, the Company must terminate a minimum of 25 employees whose total annualized remuneration is not less than GBP1,133,000, and accordingly reduce overhead by such amount; (3) within 60 calendar days, the Company must achieve minimum revenue of GBP1,769,458 and EBITDA of (GBP367,419); and (4) within 90 calendar days, the Company must achieve minimum revenue of GBP2,957,678 and EBITDA of (GBP536,196). The Company achieved the covenants as required.

In connection with the June 2007 Loan, the Company also entered into a Registration Rights Agreement, pursuant to which the Company has agreed to file with the SEC a registration statement with respect to the resale of the Debentures within 30 days of receipt by the Company of a written demand from an investor. The Company agreed to use its reasonable best efforts to cause an initial registration statement to become effective within 90 days of receipt by the Company of a written demand from an Investor that a registration statement be filed and to use its reasonable best efforts to cause any subsequent registration statements to become effective within 60 days of each such respective subsequent filing date. Failure to meet the registration requirements would result in liquidated damages of 2% of the principal per month, not to exceed 24% of the principal amount. The Company did not file the registration statement in the required timeframe. As a result, Cornell has the right to call the full face value of each note. However, the Company expects to receive a waiver of default shortly after filing of its Form 20-F, and as such has not accrued any liquidated damages related to this financing.

A discussion of the fair value considerations for this financing transaction can be found at the end of this footnote under the caption “Fair Value Considerations.”

Other Warrants

On October 25, 2006 we announced that we concluded an offshore equity private placement of up to $5,000,000 (GBP2,671,000) with National Air Cargo Middle East FMZ (“NACME”), comprised of an initial payment of $3,000,000 (GBP1,602,000) in exchange for 20,000,000 Ordinary Shares at a price of $0.15 per share and warrants giving the investor the right to purchase a further 80,000,000 Ordinary Shares at $0.025 per share which upon exercise would result in additional cash proceeds to the Company of $2,000,000 (GBP1,068,000). The warrants are exercisable for one year.

On May 2, 2007, the Company entered into a subscription agreement with NACME pursuant to which NAMCE acquired 446,428 ADSs for $500,000, and warrants with a contractual term of one year to acquire up to 3,000,000 ADSs at $1.12 per ADS ($22.40 per ADS on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007). On October 8, 2007, the Company reduced the strike price on the warrants to $0.24 ($4.80 on an adjusted basis to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007) per ADS without additional consideration.

As long as the convertible instruments with a floating conversion price are outstanding, the Company cannot guarantee that it can have enough authorized shares available to net share settle these warrants. As a result, the fair value of these warrants is recorded as a derivative liability at inception, and the fair value restated at each balance sheet date, with changes reflected on the statement of operations under the caption "Gain (loss) on derivative financial instruments." The Company recognized a gain of GBP188,000 relating to the change in fair value of these warrants from inception through June 30, 2007.

Default Considerations

Each of the convertible securities outstanding with Cornell, TAIB, and Certain Wealth as of June 30, 2007 contains consequences in case of default. Events of default which could subject the Company to penalties, damages, and liabilities as specified in the financing agreements include:

•	Any case or action of bankruptcy or insolvency commenced by the Company or any subsidiary, against the Company or adjudicated by a court against the Company for the benefit of creditors;

•	Any default in its obligations under a mortgage or debt in excess of $100,000;

•	Any cessation in the eligibility of the Company’s stock to be quoted on a recognized trading market;

•	Failure to timely file the registration statement covering the shares related to the conversion option, or failure to make the registration statement effective timely;

•	Any lapse in the effectiveness of the registration statement covering the shares related to the conversion option and the warrants;

•	Any failure to deliver certificates within the specified time after conversion;

•	Any failure by the Company to pay in full the amount of cash due pursuant to a buy-in or failure to pay any amounts owed on account of an event of default within 10 days of the date due; and

•	Any change of control of the Company

Other material provisions of the convertible securities include the following:

•	The convertible securities are convertible into common stock, at the option of the holder, at any time after the effective date;

•	Conversions can be made in increments and from time to time;

•	The Company will reserve and keep available authorized and unissued registered shares available to be issued upon conversion;

•	Without Cornell’s consent the Company cannot:

•	issue or sell any Ordinary Shares without consideration or for consideration per share less than the then-applicable conversion price of the loans immediately prior to issuance of the new securities;

•
issue or sell any preferred stock, warrant, option, right, contract, call, or other security or instrument granting the holder thereof the right to acquire common stock for consideration per share less than the conversion price of the loans immediately prior to issuance of the new securities; or

•	enter into any security instrument granting the holder a security interest in any of its assets.

•
Pursuant to security agreements between the Company and Cornell, TAIB, and Certain Wealth signed in connection with the convertible securities, Cornell, TAIB, and Certain Wealth have a security interest in all of the Company’s assets.

As a result of the Company’s failure to register shares underlying the April 2006 Loan and August 2006 Loan by the prescribed dates and due to the Company’s failure to timely file its Form 20-F for the year ended June 30, 2007, the Company was technically in default of these agreements, as well as the June 2007 agreement, which stipulates default on any prior loans as a condition of default. As a result, Cornell has the right to call the full face value of each note. However, the Company expects to receive a waiver of default shortly after filing of this Form 20-F. The Company has recorded the carrying value of these notes as current liabilities as of June 30, 2007.

Fair Value Considerations

In accordance with FAS 133, ‘Accounting for Derivative Instruments and Hedging Activities’ (“FAS 133”), the Company determined that the conversion features of the convertible loans met the criteria of embedded derivatives and that the conversion features of these instruments needed to be bifurcated and accounted for as derivative instrument liabilities. In addition, certain of the put and call features embedded within the convertible loans met the criteria of embedded derivatives and were bifurcated as derivative instruments.

Freestanding derivative instruments, consisting of warrants that arose from the financings, are valued using the Black-Scholes-Merton valuation methodology because that model embodies all of the relevant assumptions that address the features underlying these instruments. Significant assumptions used in this model as of June 30, 2007 are as follows:

	July	December	April	August		June
	2005	2005	2006	2006		2007
	Loan	Loan	Loan	Loan		Loan
Holder	MAG	Cornell	Cornell	(A	)	(A	)
Instrument	Warrants	Warrants	Warrants	(A	)	(A	)
Exercise price per ADS (B)	$110.00	$95.00	$95.00	(A	)	(A	)
Term (years)	3.08	3.47	3.80	(A	)	(A	)
Volatility	78.81%	93.96%	107.77%	(A	)	(A	)
Risk-free rate	4.92%	4.92%	4.92%	(A	)	(A	)

(A)	- No freestanding derivative instruments were issued in connection with these financing transactions.

(B)	- Exercise price is restated to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007

Embedded derivative financial instruments arising from the convertible instruments consist of multiple individual features that were embedded in each instrument. For each convertible instrument, the Company evaluated all significant features and, as required under current accounting standards, aggregated the components into one compound derivative financial instrument for financial reporting purposes. The compound embedded derivative instruments are valued using the Flexible Monte Carlo methodology because that model embodies certain relevant assumptions (including, but not limited to, interest rate risk, credit risk, and conversion/redemption privileges) that are necessary to value these complex derivatives.

Assumptions used as of June 30, 2007 included exercise estimates/behaviors and the following other significant estimates:

	(A)	(A)			(A)
	July	December	April	August	September	June
	2005	2005	2006	2006	2006	2007
	Loan	Loan	Loan	Loan	Loan	Loan
Conversion prices (B)	$9.72	$10.40	$10.40	$8.60	$77.40	$11.40
Remaining terms (years)	0.08	1.25	1.50	1.44	2.45	2.40
Equivalent volatility	115.09%	142.08%	129.63%	129.60%	90.44%	117.22%
Equivalent interest-risk adjusted rate	10.00%	7.20%	7.59%	7.54%	10.69%	12.42%
Equivalent credit-risk adjusted yield rate	6.21%	8.42%	8.41%	8.49%	11.33%	8.40%

(A)	- Loans were repaid prior to June 30, 2007. Assumptions presented are those that were in effect as of the date of the final conversion for each convertible loan.

(B)	- Conversion prices are restated to reflect the change in ADS:Ordinary Share ratio of 1:1,000 that went into effect on December 3, 2007.

Equivalent amounts reflect the net results of multiple modeling simulations that the Monte Carlo Simulation methodology applies to underlying assumptions. The assumptions included in the Monte Carlo Simulation calculation are highly subjective and subject to interpretation.

Current Period Accounting Considerations

The carrying value (excluding the value attributable to compound embedded derivatives) and face value of each instrument as of June 30, 2007 was:

	July	December	April	August	September	June
	2005	2005	2006	2006	2006	2007
	Loan	Loan	Loan	Loan	Loan	Loan	Total
Carrying Value	(GBP'000)
At June 30, 2007	0	0	214	99	0	794	1,107
At June 30, 2006	416	528	53	0	0	0	997

Face Value
At June 30, 2007	0	0	3,576	749	0	2,296	6,621
At June 30, 2006	734	991	4,129	0	0	0	5,854

Amortization of debt discount charged to interest expense for each period presented was:

	July	December	April	August	September	June
	2005	2005	2006	2006	2006	2007
Period	Loan	Loan	Loan	Loan	Loan	Loan	Total
	(GBP'000)
Year ended April 30, 2005	0	0	0	0	0	0	0
Year ended April 30, 2006	(1,043)	(54)	(42)	0	0	0	(1,139)
Two months ended June 30, 2006	(133)	(21)	(12)	0	0	0	(166)
Year ended June 30, 2007	(88)	(67)	(180)	(65)	0	(25)	(425)

Derivative financial instruments arising from the issuance of convertible financial instruments are initially recorded, and continuously carried, at fair value. Upon conversion of any derivative financial instrument, the change in fair value from the previous reporting date to the date of conversion is recorded to income (loss), and then the carrying value is recorded to paid-in capital, provided all other criteria for equity classification are met.

The following tabular presentation reflects the components of derivative financial instruments related to convertible financial instruments on the Company’s balance sheet at June 30, 2007 at fair value:

	July	December	April	August	June	(A)
	2005	2005	2006	2006	2007	Other
	Loan	Loan	Loan	Loan	Loan	Warrants	Total
(Assets) Liabilities	(GBP'000)
as of June 30, 2007:
Compound embedded derivative	0	0	2,827	756	1,716	0	5,299
Warrants	6	0	14	0	0	410	430
	6	0	2,841	756	1,716	410	5,729

(Assets) Liabilities
as of June 30, 2006:
Compound embedded derivative	1	353	1,621	0	0	0	1,975
Warrants	469	17	488	0	0	0	974
	470	370	2,109	0	0	0	2,949

(A)
Other Warrants consist of warrants issued during the year ended June 30, 2007 in connection with other private placement offerings. As long as the convertible instruments with a floating conversion price are outstanding, the Company cannot guarantee that it can have enough authorized shares available to net share settle these warrants. As a result, the fair value of these warrants is recorded as a derivative liability at inception, and the fair value is restated at each balance sheet date, with changes reflected on the statement of operations under the caption "Gain (loss) on derivative financial instruments."

The following table reflects the number of Ordinary Shares into which the convertible instruments and warrants are convertible or exercisable at June 30, 2007.

	July	December	April	August	June
	2005	2005	2006	2006	2007	Other
	Loan	Loan	Loan	Loan	Loan	Warrants	Total

Embedded conversion feature (1)	0	0	689,120,769	174,418,605	403,508,772	0	1,267,048,146
Warrants	6,175,100	250,000	4,750,000			10,911,700	22,086,800
Total	6,175,100	250,000	693,870,769	174,418,605	403,508,772	10,911,700	1,289,134,946

(1)
The terms of the embedded conversion features in the convertible instruments presented above provide for variable conversion rates that are indexed to the trading price of the Company’s ADSs. As a result, the number of indexed shares is subject to continuous fluctuation. For presentation purposes, the number of shares of common stock into which the embedded conversion feature in the various instruments was convertible as of June 30, 2007 was calculated as the face value plus interest, divided by the applicable conversion rate of each instrument at that date.

Changes in the fair values of derivative instrument liabilities (including warrants and the bifurcated embedded derivative features of convertible instruments not carried at fair value) are reported as “Gain (loss) on derivative financial instruments” in the accompanying consolidated statement of operations, as follows:

	July	December	April	August	September	June
	2005	2005	2006	2006	2006	2007	Other
Period	Loan	Loan	Loan	Loan	Loan	Loan	Warrants	Total
	(GBP'000)
Year ended April 30, 2005	0	0	0	0	0	0	0	0
Year ended April 30, 2006	1,025	(673)	(854)	0	0	0	0	(502)
Two months ended June 30, 2006	565	543	2,448	0	0	0	0	3,556
Year ended June 30, 2007	436	(148)	(1,067)	(130)	18	(451)	188	(1,154)

6. ACQUISITIONS

Acquisition of Button

On May 26, 2006 the Company completed its acquisition of 100% of Button. The purchase price for the acquisition was GBP5,571,000, consisting of a combination of GBP800,000 cash, payment immediately following the acquisition of a note payable to the principal shareholders of Button in the amount of GBP1,500,000, 24,460,435 of our ADSs valued at GBP3,000,000 based on the price around the time of the announcement of the acquisition, and acquisition related costs of GBP271,000. We completed the acquisition of Button in order to expand out product offering.

(GBP'000)
Value of 24,460,435 shares issued	3,000
Note forgiven	1,500
Cash paid	800
Direct costs of acquisition	271
Total Fair Value of Purchase Price	5,571
The purchase price was allocated as follows:
Assets Purchased:
Cash and cash equivalents	0
Accounts receivable	1,250
Deferred tax asset	254
Other current assets	1,137
Property, plant & equipment	234
Customer contracts and relationships	1,600
Tradename	2,200
Goodwill	3,896
Total Assets Purchased	10,571

Less Liabilities Assumed:
Accounts payable	1,512
Accrued liabilities	1,818
Deferred tax liability	1,140
Bank Overdraft	387
Long-term liabilities	143
Total Liabilities Assumed	5,000

The combination was accounted for as a purchase business combination under FAS 141, Business Combinations. The intangible assets were assigned the following lives for amortization purposes:

Intangible asset	life (in years)
Customer contracts and relationships	10
Tradename	10

Goodwill consists of the excess of the purchase price paid over the identifiable net assets and liabilities acquired at fair value and is not tax deductible, and primarily represents potential synergies, anticipated future growth and the value of the workforce acquired.

The accompanying consolidated statement of operations presented herein for the two months ended June 30, 2006, contains the results of operations of Button for the period from May 26, 2006, through June 30, 2006. The accompanying consolidated statement of operations presented herein for the year ended June 30, 2007, contains the results of operations of Button for the entire period. Pro-forma results of operations for the two months ended June 30, 2006 and for the year ended April 30, 2006 are presented at the end of this Note 6.

Acquisition of EBC

On April 25, 2006, the Company completed the acquisition of 100% of the holding company for EBC. We completed the acquisition of EBC in order to enhance our e-learning product offering.

The actual purchase price was based on cash paid, the fair value of our ADSs issued as consideration based on the price around the time of the announcement of the acquisition, and direct costs associated with the combination.

(GBP'000)
Cash paid	3,750
Value of 4,776,442 shares issued	700
Direct costs of acquisition	710
Total Fair Value of Purchase Price	5,160
The purchase price was allocated as follows:
Assets Purchased:
Cash and cash equivalents	105
Accounts receivable	808
Other current assets	9
Property, plant & equipment	29
Customer contracts and relationships	464
Order backlog	57
Copyrighted materials	50
Goodwill	4,298
Total Assets Purchased	5,820

Less Liabilities Assumed:
Accounts payable	521
Deferred tax liability	139
Total Liabilities Assumed	660

The Company finalized the purchase price allocation during the year ended June 30, 2007. Material adjustments to the purchase price allocation previously reported include (i) reduction in direct costs of acquisition of GBP364,000, (ii) reduction of fair value of net assets acquired of GBP58,000, (iii) allocation of excess purchase price over book value from goodwill to identifiable intangible assets of GBP877,000, and (iv) recognition of a deferred tax liability relating to the identified intangible assets in the amount of GBP139,000.

The combination was accounted for as a purchase business combination under FAS 141, Business Combinations. The intangible assets were assigned the following lives for amortization purposes:

Intangible asset	life (in years)
Customer contracts and relationships	5
Order backlog	0.5
Copyrighted materials	1

Goodwill consists of the excess of the purchase price paid over the identifiable net assets and liabilities acquired at fair value, and primarily represents potential synergies and anticipation of future growth.

The accompanying consolidated statements of operations presented herein for the two months ended June 30, 2006 and for the year ended June 30, 2007, reflect the results of operations of EBC for the entire respective periods.

During the year ended June 30, 2007, the Company recorded an impairment charge of GBP2,519,000 to adjust the carrying value of goodwill associated with the EBC acquisition to its estimated fair value.

Acquisition of Open Training

In February 2005, Futuremedia acquired the entire share capital of Open Training. The primary reason for this acquisition was to enable the Company access to Open Training’s own in-house developed Learning Management System called LearngateTM. representing the fair value of the Learngate software product, which formed the basis of a replacement for the Company’s own LMS, Aktivna, which would otherwise have to have been enhanced at considerable expense to remain competitive in the marketplace.

The actual purchase price was based on cash paid, the fair value of our ADSs issued as consideration, and was initially as follows:

(GBP’000)
Value of 1,735,840 shares issued	539
Cash paid	419
Total Fair Value of Purchase Price	958

Assets and liabilities purchased:
Current assets	348
Fixed assets	102
Current liabilities	(119)
Acquired software	627
958

The combination was accounted for as a purchase business combination under FAS 141, Business Combinations. The acquired software represents the fair value of the Learngate software product, which formed the basis of a replacement for the Company’s own LMS Aktivna, which would otherwise have to have been enhanced at considerable expense to remain competitive in the marketplace. No goodwill was recorded in this transaction.

The sale and purchase agreement pertaining to the acquisition of Open Training provided for a contingency payment conditional on Open Training achieving agreed levels of performance during the period November 1, 2004 to October 31, 2005. Taking into consideration the actual results of Open Training for the period November 1, 2004 to October 31, 2005, the conditions for the contingency payment due were not met.

On April 12, 2007, the Company completed the sale of Open Training to Edvantage Group AS. (See Note 4 for further details.)

Pro Forma Financial Information (Unaudited)

Pro-forma results of operations for the year ended April 30, 2006, and the two months ended June 30, 2006, as if Futuremedia was combined with Button and EBC as of May 1, 2005 and 2006, respectively, are reflected in the following table.

			Net
		(A)	Income	Weighted
	(A)	Income	(Loss) Per	Average
	Total	(loss) from	Share --	Common
	Net	Continuing	Basic and	Shares
	Sales	Operations	Diluted	Outstanding
	(GBP'000)
Two months ended June 30, 2006
Futuremedia	3,112	3,099	0.02	149,536,053
Pro forma combined	3,715	3,055	0.02	160,034,350

Year ended April 30, 2006
Futuremedia	16,642	(6,179)	(0.07)	94,220,879
Pro forma combined	29,835	(6,560)	(0.05)	123,782,307

The pro forma information presented above for the two months ended June 30, 2006 gives effect to the acquisition of Button as if it had occurred on May 1, 2006 (the first day of the period). The pro forma information presented above for the year ended April 30, 2006 gives effect to the acquisitions of Button and EBC as if they had each occurred on May 1, 2005 (the first day of the period). The results of operations reflect Futuremedia’s results for the period, combined with the results of Button and/or EBC for the same period, as applicable.

7. INVENTORIES

Inventories consisting of material, material overhead, labor and processing costs, are stated at the lower of cost (first-in, first-out) or market value. There was no reserve for obsolete or slow-moving inventories as of June 30, 2007 or 2006. Inventories consisted of the following at June 30, 2007 and 2006:

	June 30,	June 30,
	2007	2006
	(GBP'000)
Raw materials	0	0
Work in process	36	14
Finished goods	0	94
Total inventory	36	108

8. PREPAID EXPENSES

Prepaid expenses as of June 30, 2007 and 2006 are comprised of the following:

	June 30,	June 30,
	2007	2006
	(GBP'000)
Prepaid rent and rates	77	147
Prepaid insurance	77	68
Other	80	43
Total prepaid expenses	234	258

9. PROPERTY AND EQUIPMENT

As of June 30, 2007 and 2006, property and equipment consisted of the following:

	As of June 30, 2007			As of June 30, 2006
			Net			Net
		Accum.	Book		Accum.	Book
	Cost	Depr.	Value	Cost	Depr.	Value
Audio visual and computer equipment	402	(311)	91	374	(211)	163
Office equipment, fixtures and fittings	370	(323)	47	379	(259)	120
Property improvements, plant and machinery	283	(178)	105	571	(249)	322
	1,055	(812)	243	1,324	(719)	605

Depreciation expense during the year ended June 30, 2007, the two months ended June 30, 2006, and the years ended April 30, 2006 and 2005 was GBP538,000, GBP34,000, GBP143,000, and GBP115,000, respectively.

10. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Goodwill activity for the year ended June 30, 2007 and the two months ended June 30, 2006 was:

(GBP'000)
Balance at May 1, 2006	4,699
Addition from Button acquisition	3,896
Adjustments to provisional purchase price allocation of EBC	(375)
Impairment charges	(26)
Balance at June 30, 2006	8,194
Impairment charges	(2,519)
Balance at June 30, 2007	5,675

During the year ended June 30, 2007, the Company recorded an impairment charge of GBP2,519,000 to adjust the carrying value of goodwill associated with the EBC acquisition to its estimated fair value. The Company tested the carrying value of the goodwill related to EBC as of June 30, 2007, by comparing the implied fair value of asset group to its carrying value. Implied fair value was calculated using a discounted cash flow analysis, based on management’s current assumptions and expectations for the asset group. The carrying value exceeded the implied fair value, and as such an impairment charge was recorded. The reduction in implied fair value of the goodwill results from lower than expected sales of its e-Learning products since its acquisition in April 2006. Accordingly, management revised its sales and profit projections, resulting in the impairment charge.

Other Intangible Assets

As of June 30, 2007 and 2006, intangible assets consisted of the following:

	As of	As of
	June 30,	June 30,
	2007	2006
	(GBP'000)
Original Cost
Customer Relationships	2,064	2,064
Tradenames and copyrighted materials	2,250	2,250
Order backlog	57	57
Acquired software	790	1,480
	5,161	5,851

Accumulated Amortization
Customer Relationships	(284)	(31)
Tradenames and copyrighted materials	(291)	(30)
Order backlog	(53)	(25)
Acquired software	(790)	(921)
	(1,418)	(1,007)

Net Book Value
Customer Relationships	1,780	2,033
Tradenames and copyrighted materials	1,959	2,220
Order backlog	4	32
Acquired software	0	559
	3,743	4,844

Intangible assets activity for the year ended June 30, 2007 and the two months ended June 30, 2006 was:

(GBP'000)
Balance at May 1, 2006	645
Additions	3,800
Amortization	(115)
Adjustments to original purchase price allocation	514
Balance at June 30, 2006	4,844
Additions	0
Amortization	(596)
Disposal of Open Training	(505)
Balance at June 30, 2007	3,743

Estimated future amortization expense on Futuremedia's intangible assets is expected to be:

		Trade Names and
	Customer	Copyrighted
	Relationships	Materials	Total
	(GBP'000)
2008	257	220	477
2009	253	220	473
2010	253	220	473
2011	237	220	457
Thereafter	780	1,079	1,863
Total	1,780	1,959	3,743

It is important to note that actual amortization expense could differ materially from the table due to subjective factors such as changes in assumptions of useful lives or impairment charges.

The weighted average remaining life for the intangible assets was approximately 8.4 years as of June 30, 2007.

11. ALLOWANCE FOR DOUBTFUL ACCOUNTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable with customers. The Company extends credit to its customers as determined on an individual basis.
(GBP'000)
Balance at May 1, 2004	74
Provisions during period	0
Released (utilized) during period	(74)
Balance at April 30, 2005	0
Provisions during period	120
Released (utilized) during period	(47)
Balance at April 30, 2006	73
Provisions during period	48
Released (utilized) during period	(73)
Balance at June 30, 2006	48
Provisions during period	21
Released (utilized) during period	0
Balance at June 30, 2007	69

12. STOCK BASED COMPENSATION

Equity-based Compensation Plans

Set out below is a summary of the plans or arrangements that the Company operates for involving employees in the capital of the Company.

Approved Executive Share Option Scheme. Under the Company’s Approved Executive Share Option Scheme, options to acquire the Company’s Ordinary Shares may be granted to all or selected employees. Any full-time employee, other than a director, of the Company who is not within two years of his or her due date of retirement and who, within one year preceding the grant, did not hold more than 10% of the share capital of the Company, is eligible to participate. The exercise price of the options must be no less than 85% of the fair market value of the Company’s ADSs on the date of grant. The aggregate value of shares underlying the options granted to any employee may not exceed the greater of $160,000 (GBP100,000) or four times earnings. Vesting terms are set at the discretion of the Board of Directors (or a committee thereof).

Unapproved Executive Share Option Scheme. Under the Company’s Unapproved Executive Share Option Scheme, options to acquire Ordinary Shares may be granted to selected full-time employees, including directors, based on their performance. Such options may also be granted to non-employee directors. The exercise price of the options granted must be at or above the fair market value of the Company’s ADSs on the date of grant. Vesting terms are set at the discretion of the Board of Directors (or a committee thereof).

No further options will be granted pursuant to the Approved Executive Share Option Scheme or the Unapproved Executive Share Options Scheme and such plans have been terminated except for purposes of permitting outstanding options to be exercised in accordance with their terms, as applicable.

2005 Share Option Plan for New Employees. In March 2005, the Company adopted the Futuremedia Plc Unapproved 2005 Scheme for New Employees for purposes of granting options to purchase Ordinary Shares to certain new key employees. Under the 2005 Share Option Plan for New Employees, options may be granted exclusively to persons not previously employees or directors of the Company (or following a bona fide period of non-employment) as an inducement material to entering into employment with the Company. The exercise price of the options granted must be at or above the fair market value of the Company’s ADSs on the date of grant. Vesting terms are set at the discretion of the Board of Directors (or a committee thereof). An aggregate of 1.2 million Ordinary Shares have been reserved for issuance under this plan.

2005 Unapproved Share Option Scheme (“2005 Unapproved Plan”). Pursuant to the 2005 Unapproved Plan, options may be granted to (a) employees, officers, directors, consultants and advisors of the Company and its Subsidiaries, and (b) any other person who is determined by the Directors (or a committee thereof) to have made (or is expected to make) contributions to the Company as an inducement to retain the services of the option holder. The 2005 Unapproved Plan is administered by the Directors (or a committee thereof). Options only become exercisable once any conditions stipulated by the Directors (or a committee thereof) have been satisfied. Conditions to exercise generally consist of continued employment with the Company. Vesting terms are set at the discretion of the Board of Directors (or a committee thereof). Options are typically exercisable over a contractual period of up to 10 years. The exercise price of the options granted must be at or above the fair market value of the Company’s ADSs on the date of grant.

Enterprise Management Incentive Plan 2005 (“EMI Plan”). The EMI Plan is a UK Inland Revenue approved discretionary share option plan pursuant to which options attract income and capital gains tax relief for UK tax purposes. Only UK-based employees are eligible for options under the EMI Plan. The EMI Plan is administered by the Directors (or a committee thereof). Options only become exercisable once any conditions stipulated by the Directors (or a committee thereof) have been satisfied. Conditions to exercise generally consist of continued employment with the Company. Vesting terms are set at the discretion of the Board of Directors (or a committee thereof). Options are typically exercisable over a contractual period of up to 10 years. The exercise price of the options granted must be at or above the fair market value of the Company’s ADSs on the date of grant.

Futuremedia Unapproved Executive Share Option Scheme for Len Fertig. In January 2005, the Company adopted a new option plan, the “Futuremedia Unapproved Executive Share Option Scheme for Len Fertig.” Under this scheme, options were granted to the Option Holder on his appointment as Chief Executive Officer, for the purposes of inducement to retain the services of the Option Holder, to provide long-term incentive and rewards to the Option Holder and to associate more closely the interests of the Option Holder with those of the Company’s shareholders. Options granted under this plan become vested one year after grant.

Share Incentive Plan 2005 (“SIP”). The SIP provides UK-based employees with the opportunity to acquire Ordinary Shares on a tax-favored basis. Under the SIP, participants have the ability to enter into an agreement to use up to GBP1,500 per year out of pre-UK tax and pre-UK National Insurance contributions salary to buy Ordinary Shares (“Partnership Shares”). The Company has the discretion to match the Partnership Shares acquired with “Matching Shares”, at no cost to participants. Whether the Company matches Partnership Shares and if so what the matching ratio (which may not exceed two Matching Shares for each Partnership Share) would be, is announced to the participant when an invitation is made. In addition to Partnership Shares and Matching Shares (or even in isolation), the Company has the discretion to award up to GBP3,000 of free shares (“Free Shares”) to each eligible employee in an income tax year. The award of Free Shares could be dependent on individual, business unit or corporate performance. The SIP is administered by the Directors (or a committee thereof). No awards may be made under the SIP more than 10 years after the date on which the Plan was formally approved by the UK Inland Revenue.

The 2005 Unapproved Plan, the EMI Plan and the SIP were each approved by the Company’s shareholders at the Extraordinary General Meeting held on July 28, 2005.  The maximum aggregate number of new Ordinary Shares available to be issued under these plans may not exceed 10 million Ordinary Shares.

Adoption of FASB Statement No. 123(R)

Prior to May 1, 2006, the Company accounted for its stock option plans under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations, as permitted by FAS 123(R). For the fiscal years or interim periods ended prior to April 30, 2006, stock-based employee compensation cost was only recognized in the statement of operations relative to options granted with an exercise price less than the market value of the underlying common stock on the date of grant.

Effective May 1, 2006, the Company adopted the fair value recognition provisions of FAS 123(R), using the modified-prospective-transition method. Under that transition method, compensation cost recognized after May 1, 2006 includes: (a) compensation cost for all stock-based payments granted prior to, but not yet vested as of May 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FAS 123, and (b) compensation cost for all stock-based payments granted subsequent to May 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of FAS 123(R). Results for prior periods have not been restated. The accompanying consolidated statement of operations reflects stock based compensation expense for the year

As a result of adopting FAS 123(R) on May 1, 2006, the Company recognized share based compensation expense in the year ended June 30, 2007 and the two month period ended June 30, 2006 of GBP222,000 and GBP50,000, respectively. Estimated income tax benefits recognized during the year ended June 30, 2007 and the two month period ended June 30, 2006 were offset by a valuation allowance since realization was not reasonably assured.

Prior to the adoption of FAS 123(R), it was the Company’s policy to present all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in its statement of cash flows, however, due to the Company’s tax loss carryforward, any such benefits were always fully offset by a valuation allowance. FAS 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The Company will use this presentation if and when it has exhausted its tax loss carryforward.

The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model that uses the assumptions noted in the following table. Expected volatilities are based on the expected impact on future stock price of expected future revenue and earnings, historical volatility of the Company’s stock, and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected life of options granted represents the period of time that options granted are expected to be outstanding.

	Year	Two Months	Year	Year
	Ended	Ended	Ended	Ended
	June 30,	June 30,	April 30,	April 30,
	2007	2006	2006	2005
Risk-free interest rate	4.49%	4.97% - 5.15%	4.25%	3.63%
Volatility	118%	118%	112%	61%
Dividend yield	0%	0%	0%	0%
Expected life (years)	3.1	3.1	3.3	3.3

The following table summarizes the status of the Company's stock option plans as of and for the year ended June 30, 2007. All numbers of options and exercise prices in this Note 12 reflect an ADS:Ordinary Share ratio of 1:1.

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value

Outstanding at beginning of period	9,719,446	$0.47
Granted	300,000	$0.06
Forfeited	(3,990,628)	$0.46
Outstanding at end of period	6,028,818	$0.45	5.2	$0

Options exercisable at end of period	4,256,810	$0.45	4.9	$0

The weighted average grant date fair value of options granted during the year ended June 30, 2007, the two months ended June 30, 2006, and the years ended April 30, 2006 and 2005 was $0.05, $0.21, $0.48 and $0.84, respectively. No options were exercised during the year ended June 30, 2007, or the two months ended June 30, 2006. During the years ended April 30, 2006 and 2005, 300,000 and 1,408,758 options were exercised, respectively, with an aggregate intrinsic value of GBP76,000 and GBP509,000, respectively, and resulting in cash proceeds to the Company of GBP19,000 and GBP135,000, respectively.

A summary of the status of the Company’s nonvested shares as of June 30, 2007 and 2006, and changes during the year ended June 30, 2007 is presented below:

		Weighted
		Average
		Grant Date
Nonvested Shares	Shares	Fair Value
Nonvested at July 1, 2006	6,536,127	$0.42
Granted	300,000	$0.05
Vested	(1,505,992)	$0.36
Forfeited	(3,558,127)	$0.43
Nonvested at June 30, 2007	1,772,008	$0.39

As of June 30, 2007, there was GBP463,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 1.1 years. The total fair value of shares vested during the year ended June 30, 2007, the two months ended June 30, 2006, and the years ended April 30, 2006 and 2005 was GBP307,000, GBP17,000, GBP398,000, and GBP105,000, respectively. As of June 30, 2007, the Company had 8,342,000 options authorized for award that had not yet been granted.

The Company did not modify the terms of any options during the periods presented herein.

2005 Share Incentive Plan

Under the shareholder-approved 2005 Share Incentive Plan, the Company has set aside up to 10,000,000 shares of common stock to be issued for compensation and other expenses related to employees, former employees, consultants, and non-employee directors. During the year ended June 30, 2007, the two month period ended June 30, 2006 and the years ended April 30, 2006 and 2005, the Company did not issue any shares from the 2005 Share Incentive Plan.

13. INCOME TAXES

(a) The components of pre tax (loss)/income from continuing operations are as follows:

		Two
	Year	Months	Year	Year
	Ended	Ended	Ended	Ended
	June 30,	June 30,	April 30,	April 30,
	2007	2006	2006	2005
	(GBP'000)
United Kingdom	(10,217)	2,923	(5,824)	(3,988)
Overseas	536	176	(355)	15
	(9,681)	3,099	(6,179)	(3,973)

The provision/(benefit) for income taxes by location of the taxing jurisdiction consisted of the following:

		Two
	Year	Months	Year	Year
	Ended	Ended	Ended	Ended
	June 30,	June 30,	April 30,	April 30,
	2007	2006	2006	2005
	(GBP'000)
Current tax
United Kingdom	(30)	0	0	0
Foreign tax	84	43	0	0
Total current tax	54	43	0	0

Deferred tax
United Kingdom	(698)	12	0	0
	(644)	55	0	0

(b) Factors affecting tax charge for the year

The reconciliation of (loss)/income from continuing operations before income taxes and discontinued operations to the provision for income taxes is shown in the following table:

		Two
	Year	Months	Year	Year
	Ended	Ended	Ended	Ended
	June 30,	June 30,	April 30,	April 30,
	2007	2006	2006	2005
	(GBP'000)

Income/(loss) from continuing operations before tax	(9,681)	3,099	(6,179)	(3,973)

Income/(loss) from continuing operations before tax at standard UK corporate tax rate of 30%	(2,904)	930	(1,854)	(1,192)

Effects of:

Non-taxable losses/(gains) on derivative financial instruments	346	(1,067)	151	0
Disallowable expenses	215	82	443	189
Valuation allowances	1,040	209	1,260	907
Non-deductible goodwill impairment	756	0	0	92
Permanent differences	(79)	(101)	0	4
Foreign taxation rate difference	(18)	2	0	0
	(644)	55	0	0

Temporary differences and carryforwards which gave rise to significant deferred income tax assets (liabilities) as of June 30, 2007 and 2006, were as follows:

	June 30,
	2007	2006
	(GBP'000)
Deferred tax assets:
Operating losses carried forward	8,815	7,337
Stock Options	82	15
Other	246	195
	9,143	7,547
Valuation allowance	(8,362)	(7,322)
Deferred tax asset	781	225
Deferred tax liabilities:
Arising on recognized intangible assets	(1,124)	(1,266)
Net deferred tax liabilities	(343)	(1,041)

The Company has recorded valuation allowances of GBP8.7 million at June 30, 2007 and GBP7.5 million at June 30, 2006 against deferred tax assets that primarily relate to tax loss carryforwards in the United Kingdom. Realization of the tax loss carryforwards and other deferred tax assets is contingent on future taxable earnings in the appropriate jurisdictions and it has been determined by management based on the weight of all available evidence that it is more likely than not that the benefits associated with these assets will not be realized.

Net operating loss carry forwards are GBP17.6 million and these expire beginning in 2027 in so far as they relate to the US and are not time limited in so far as they relate to the UK.

In July 2007, the decrease in the UK standard rate of corporation tax from 30% to 28%, effective from 6 April 2008, was enacted through Royal Assent. This change in tax rate is not reflected in the calculation of the deferred tax assets and liabilities above. The change will result in a decrease to the net deferred tax liability of £34k as at 30 June, 2007.

14. RELATED PARTY TRANSACTIONS

In September 2005, Mr. M Johansson, in accordance with the terms of the Settlement Agreement that had been entered into between Mr. Johansson and the Company on his resignation in January 2005, agreed to accept 74,431 Ordinary Shares in respect of commissions due to him, for a total equivalent value of approximately GBP23,000.

In March 2006, the Company contracted with Mr. L. Fertig and received cash for the issue of 83,773 Ordinary Shares at a market price of $0.1935 per Ordinary Share, for a total aggregate purchase price of GBP9,270.

In April 2006, the Company contracted and received cash for the issue of 783,700 Ordinary Shares at a market price of $0.2552 per Ordinary Share, for a total aggregate purchase price of GBP142,115. The following individuals purchased Ordinary Shares in connection with this private placement: Mr. Fertig, Mr. Vandamme, Mr. Pilsworth and Mr. Steel each receiving 195,925 shares.

As part of the arrangements made for the acquisition of Button by the Company, Mr. Thomas Bingham (former Managing Director, Button) received 24,460,435 Ordinary Shares in the Company, as part of the purchase price paid by the Company to the Sellers of Button. In addition, as part of the purchase price the Company agreed to repay a loan payable from Button to Mr. Bingham in the amount of GBP1,500,000.

In May 2006, the Company completed a private placement whereby former Company Directors Messrs. Vandamme, Fertig, Pilsworth and current Director Mr. Steel each invested GBP27,000 in Ordinary Shares of the Company, at a price calculated by reference to the average closing price of the Company’s ADSs for the 20 business days prior to April 21, 2006, representing approximately $0.255 per share, for a total of 783,700 Ordinary Shares. In addition, $565,000, representing 3,075,000 ADSs was invested by Spintop Venture Holdings, Limited ("Spintop"), a British Virgin Islands based investment group. Matt Johansson, the Company's former CEO, is a principal of Spintop. A finder's fee of 773,775 ADSs was also paid to Spintop in the transaction.

In November 2006, former Company Director Mr. Schwallie agreed to provide interim financial consultancy services to the Company. During the year ended June 30, 2007, Mr. Schwallie had received approximately GBP39,000 in respect of such services.

On May 31, 2007, Len Fertig resigned his position as Chief Executive Officer. In connection with his resignation, and in exchange for a waiver of claims against the Company, the Company entered into a termination arrangement with Mr. Fertig, pursuant to which Mr. Fertig is to receive GBP225,000 in severance payments over a period of 22 months from the agreement.

During the year ended June 30, 2007, the following directors received payment for board services provided through independent service companies: Mr. Vandamme GBP59,000 and Mr. Steel GBP36,500. During the two months ended June 30, 2006, Mr. J. Vandamme received GBP10,000 and Mr. M Steel GBP6,000. During the year ended April 30, 2006, Mr. J. Vandamme received GBP59,000 and Mr. M Steel GBP34,000.

During the year ended June 30, 2007, the two months ended June 30, 2006, and the year ended April 30, 2006, the Company entered into multiple convertible loan instruments with Cornell, pursuant to which Cornell may own a significant percentage of our shares. Please refer to Note 5 for a complete discussion of these financing arrangements.

15. COMMITMENTS AND CONTINGENCIES

The Company leases its office facilities and certain office and computer equipment under various operating leases. These leases provide for minimum rents and generally include options to renew for additional periods. The Company incurred rent expense from continuing operations of GBP593,000, GBP193,000, GBP164,000, and GBP171,000 in the year ended June 30, 2007, the two months ended June 30, 2006, and the years ended April 30, 2006 and 2005, respectively.

The following table sets forth the Company’s future minimum payments due under operating leases, and vendor and consulting agreements:

		Less			More
		than 1	1-3	3-5	than 5
	Total	Year	Years	Years	Years
Operating lease obligations (1)	1,053	260	487	230	77
Consulting contract obligations (2)	802	546	256	0	0
Total	1,855	806	743	230	77

(1) -	As disclosed in Item 4D, Property, Plant and Equipment, the Company has entered into a number of operating lease arrangement for its head quarters office facilities and other worldwide locations.

(2) -	Consulting contract obligations consists of amounts owed to contractors and consultants under non-cancellable consulting arrangements.

16. SEGMENT AND GEOGRAPHICAL INFORMATION

As of June 30, 2007, the Company was structured and evaluated by its Board of Directors and Management as three distinct business units:

•	E-learning - consisting of the Company’s e-learning software and consultancy services

•	Learning for All - consisting of remaining deferred revenues and costs associated with the HCI scheme, which was discontinued by the UK government in April 2006

•
Button - consisting of integrated design and brand communications solutions, including consumer marketing, business-to-business marketing, internal communications, exhibition design, corporate events and marketing services

Consolidated net sales, net operating income (losses) for the year ended June 30, 2007, the two months ended June 30, 2006, and the years ended April 30, 2006 and 2005, by business unit were as follows:

		Two	(A)	(A)
	Year	Months	Year	Year
	Ended	Ended	Ended	Ended
	June 30,	June 30,	April 30,	April 30,
	2007	2006	2006	2005
	(GBP'000)
Net sales: (A)
E-learning	1,942	485	1,418	1,362
Learning for All	2,316	1,361	15,224	14,036
Button	9,232	1,266	0	0
	13,490	3,112	16,642	15,398

Net operating losses:
E-learning (B)	(2,750)	90	(267)	(325)
Learning for All	836	(5)	490	(513)
Button	(401)	128	0	0
Charges not associated with a particular segment	(5,237)	(598)	(4,850)	(2,895)
	(7,552)	(385)	(4,627)	(3,733)

Identifiable assets:
E-learning	2,990	6,757	6,168	1,958
Learning for All	0	946	2,305	2,134
Button	7,975	9,238	0	0
Assets not associated with a particular reporting segment	1,226	1,928	4,743	1,517
Total assets	12,191	18,869	13,216	5,609

(A) -
the Company also recorded inter-segment sales of GBP51,000, GBPnil, GBP19,000 and GBPnil during the year ended June 30, 2007, the two months ended June 30, 2006, and the years ended April 30, 2006 and 2005, respectively. Inter-segment revenues are eliminated on consolidation.

(B) -	Operating loss for the year ended June 30, 2007 includes an impairment charge of GBP2,519,000 of goodwill relating to acquisition of EBC.

Net sales by geographic region were as follows:

		Two
	Year	Months	Year	Year
	Ended	Ended	Ended	Ended
	June 30,	June 30,	April 30,	April 30,
	2007	2006	2006	2005
	(GBP'000)
Net sales:
United Kingdom	9,133	2,062	16,642	15,398
Rest of Europe	1,788	934	0	0
Rest of World	2,569	116	0	0
	13,490	3,112	16,642	15,398

The Company did not have any customers that accounted for more than 10% of its revenue.

The Company’s long-lived assets consist of goodwill and intangible assets resulting from its acquisitions of Button, EBC, and Open Training. Long-lived assets by geographic area consisted of the following:

	June 30,	June 30,	April 30,
	2007	2006	2006
	(GBP'000)
United Kingdom	9,418	12,533	4,835
All foreign countries	0	505	509
	9,418	13,038	5,344

17. COMMON STOCK

We are authorized to issue 350,000,000 Ordinary Shares, 0.01 pence per share. As of June 30, 2007, there were 338,548,904 Ordinary Shares issued and outstanding. The holders of the Ordinary Shares are not entitled to pre-emptive or preferential rights to subscribe to any unissued stock or other securities. The shareholders are not entitled to cumulative voting rights. The Ordinary Shares are not assessable and not subject to the payment of any corporate debts. The holders of Ordinary Shares are entitled to one vote for each share on all matters submitted to the shareholders for vote. Holders are entitled to share ratably in any dividends which may be declared, from time to time, by the board of directors in its discretion, from legally available funds. If we are liquidated, dissolved, or wound up, the holders of Ordinary Shares are entitled to share pro rata all assets remaining after full payment of all liabilities. There are no conversion rights or redemption or sinking fund provisions for the Ordinary Shares.

Our Ordinary Shares are admitted for trading as American Depository Shares, also known as ADSs. Each ADS represents the right to receive one thousand of our Ordinary Shares. ADSs are evidenced by American Depository Receipts, also known as ADRs. ADSs evidenced by ADRs are issued by the Bank of New York as Depositary of our ADR facility in accordance with the terms of a deposit agreement between us and the Depositary.

18. SUBSEQUENT EVENTS

Due to the decline in the market price of our ADRs, the Company was being required to issue shares for a consideration of less than their current nominal value of one and one-ninth pence each; which is prohibited by English company law.  As a result, on July 28, 2007 Futuremedia sub-divided each existing Ordinary Share of one and one-ninth pence into one new Ordinary Share of 0.010 pence and one deferred share of approximately 1.101 pence. The new Ordinary Shares of 0.010 pence have all the rights and are subject to all the restrictions of the existing Ordinary Shares of one and one ninth pence, and the sub-division should not affect the value of such shares. ADR holders retain the same number of Ordinary Shares and ADRs as held currently, representing the same percentage of the Company's issued share capital as were held prior to the sub-division. The deferred shares have no rights as to voting, dividend entitlement and only very limited rights on return of capital. The deferred shares will not be admitted to trading on any stock exchange. In addition, the deferred shares have no right to receive notice of, or attend or vote at, any general or class meeting (other than a class meeting of the deferred shareholders). No share certificates will be issued in respect of the deferred shares (which the Company is taking authority to buy back for a nominal amount or cancel for no consideration).

On August 23, 2007, we entered into a private placement with Cornell to provide financing of up to $6,050,000 in convertible secured debentures, together with warrants to purchase up to 1,500,000 shares of common stock at an exercise price of $0.77 per share. The first tranche of $3,200,000 was funded at closing. The balance is to be funded in six additional increments through June 15, 2008 in the form of additional secured convertible debentures, subject to the Company meeting certain performance conditions. The secured convertible debentures have a variable interest rate not less than 12% and are secured by all of the assets of Futuremedia pursuant to a debenture dated June 1, 2007. The conversion price of the secured convertible debentures is equal to the lesser of (1) $1.25 per ADS or (b) an amount equal to 80% of the lowest volume weighted average price of the ADSs, as quoted by Bloomberg, LP, during the thirty (30) trading days immediately preceding the conversion date. During November 2007, Cornell accelerated the final three installments and funded a total of $1,435,000 that had been scheduled to be funded through January 2008.

Effective December 3, 2007, the ratio of our ADSs to Ordinary Shares was changed to 1:1,000 from 1:50. The Bank of New York, our depositary, contacted registered ADS holders with regards to this change. Shareholders received 1 ADS for each 1,000 ADSs held. The Bank of New York sold a portion of the new ADSs to establish a “cash in lieu” rate for fractional ADSs, and ADS holders whose holdings were not exactly divisible by 1,000 received cash in lieu of fractional amounts, at the rate established by The Bank of New York. Total number of ADSs outstanding after the ratio change was approximately 587,400. As a result of this ratio amendment, the ADS price automatically increased proportionally. However, there is no assurance that the post-amendment ADS price will be at least equal to or greater than the pre-amendment ADS price multiplied by the ratio change. The ratio reset is expected to bring the Company in compliance with Marketplace Rule 4320(e)(2)(E)(i) which requires a minimum bid price of $1.00 per ADS.

On January 9, 2008, we completed a financing arrangement whereby we (1) entered into the January 2008 Loan with Cornell with a face value of $2,000,000 (GBP1,013,000), and (2) completed a private placement of 100,000 Ordinary Shares for an aggregate purchase price of $100,000 (GBP51,000) with NACME. The January 2008 Loan is convertible into Ordinary Shares at a rate equal to the lesser of $1.00, or 80% of the average of the three lowest volume weighted average prices during the 30 trading days immediately preceding the time of conversion. The conversion is limited such that Cornell cannot exceed 4.99% ownership, unless they waive their right to such limitation with 65 days’ written notice. The loan has a term of three years and bears interest at an annual rate equal to the greater of twelve percent (12%) or The Wall Street Journal Prime Rate, as quoted by the print edition of the United States version of The Wall Street Journal, plus two percent (2.00%). The January 2008 Loan is secured by all of the Company’s assets. The Company can redeem the instrument at a 15% premium if the closing bid price of the Company’s ADSs is less than $1.00 at the time of redemption. In connection with the private placement with NACME, the Company issued NACME a warrant to purchase 5,000,000 ADSs at an exercise price of $2.00 per share. The Company paid fees of $129,000 (GBP66,000) to Cornell and NACME, resulting in net funding of $1,971,000 (GBP999,000).

On January 16, 2008, the Company received a notice of non-compliance from the staff of the Listing Qualifications Department of The Nasdaq Stock Market. The notice indicated that based upon the Company's failure to timely file the Annual Report on Form 20-F for the fiscal year ended June 30, 2007 with the SEC, as required by Nasdaq Marketplace Rule 4320(e)(12), the Company's common stock is subject to delisting from The Nasdaq Capital Market unless the Company requests a hearing before a Nasdaq Listing Qualifications Panel. The Company has a hearing scheduled for February 21, 2008.